As filed with the Securities and Exchange Commission on
September 28, 2007

Registration No.

(Investment Company Act Registration No. 811-02675)

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U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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FORM N-14AE
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REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 /X/
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Pre-Effective Amendment No. /   /
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Post-Effective Amendment No. 1 / X /
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(Check appropriate box or boxes)

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PUTNAM TAX EXEMPT INCOME FUND
(Exact Name of Registrant as Specified in Charter)
One Post Office Square, Boston, Massachusetts 02109
(Address of Principal Executive Offices)
617-292-1000
(Area Code and Telephone Number)
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BETH S. MAZOR, Vice President
PUTNAM TAX EXEMPT INCOME FUND
One Post Office Square
Boston, Massachusetts 02109
(Name and address of Agent for Service)
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Copy to:
JOHN W. GERSTMAYR, Esquire
ROPES & GRAY LLP
One International Place
Boston, Massachusetts 02110
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It is proposed that this filing will become effective immediately upon filing pursuant to Rule 462(d) under the Securities Act of 1933, as amended. This amendment to the registration statement on Form N-14 of Putnam Tax Exempt Income Fund, filed with the Commission on May 22, 2007 (Registration No. 333-1343168) (the "Registration Statement"), is being filed to add Exhibit 12(a) to the Registration Statement. No other information contained in the Registration Statement is amended, deleted, or superseded hereby.

Important information for shareholders of

PUTNAM TAX-FREE HEALTH CARE FUND

The document you hold in your hands contains a combined prospectus/proxy statement and was delivered with a proxy card. A proxy card is, in essence, a ballot. When you vote your proxy, it tells us how to vote on your behalf on important issues relating to your fund. If you complete and sign the proxy, we’ll vote it exactly as you tell us. If you simply sign the proxy, we’ll vote it in accordance with the Trustees’ recommendation on page 8.

We urge you to carefully review the prospectus/proxy statement, and provide your voting instructions by using any of the methods shown on your proxy card. When shareholders don’t return their proxies in sufficient numbers, we have to make follow-up solicitations, which can cost your fund money.

We want to know how you would like to vote, and welcome your comments. Please take a few minutes with these materials and return your proxy to us.

A Message from the Chairman	1
Notice of a Meeting of Shareholders	3
Prospectus/Proxy Statement	5

PROXY CARD ENCLOSED

If you have any questions, please contact us at 1-866-641-4231, the toll-free number we have set up for you, or call your financial representative.

A Message from the Chairman

Dear Shareholder:

I am writing to ask for your vote on an important matter that affects your investment in Putnam Tax-Free Health Care Fund (“Tax-Free Health Care Fund”). While you are, of course, welcome to join us at Tax-Free Health Care Fund’s meeting, most shareholders cast their vote by filling out and signing the enclosed proxy card, by calling or by voting via the Internet.

We are asking for your vote on the following matter:

Approving the merger of Tax-Free Health Care Fund into Putnam Tax Exempt Income Fund (“Tax Exempt Income Fund”), an open-end mutual fund with similar investment objectives and policies to those of Tax-Free Health Care Fund (the “Proposed Merger”), except that it does not emphasize investments in the health care sector. In this merger, your common shares of Tax-Free Health Care Fund would, in effect, be exchanged on a tax-free basis for Class A shares of Tax Exempt Income Fund with an equal total net asset value.

Tax-Free Health Care Fund and Tax Exempt Income Fund both seek as high a level of current income exempt from federal income tax as Putnam Investment Management, LLC, your fund’s investment manager, believes to be consistent with the preservation of capital. Unlike Tax Exempt Income Fund, Tax-Free Health Care Fund emphasizes investments in the health care sector. Both funds invest mainly in municipal securities that

• are tax exempt investments

• are investment grade in quality and

• have intermediate- to long-term maturities (three years or longer).

The Trustees of your fund have carefully reviewed the terms of the Proposed Merger and recommend that shareholders of Tax-Free Health Care Fund approve the Proposed merger. The Trustees recommend the Proposed Merger because they believe that the potential benefits of the Proposed Merger significantly outweigh the potential disadvantages.

The Trustees noted that the Proposed Merger into Tax Exempt Income Fund would effectively provide liquidity to those Tax-Free Health Care Fund shareholders who want liquidity for their shares at net asset value, while allowing other Tax-Free Health Care Fund shareholders who wish to continue to invest in a tax-exempt fund managed by the same investment team to do so without experiencing a taxable event. After receiving Class A shares of Tax Exempt Income Fund in the proposed merger, shareholders would be able to redeem their interests at net asset value, subject only to a redemption fee of 1% of amounts redeemed (either by selling or exchanging into another fund) within 7 days of acquisition in the merger or subsequent purchase. Other potential benefits, and potential disadvantages, of the proposed merger are discussed in the prospectus/proxy statement, which we urge you to review carefully.

I’m sure that you, like most people, lead a busy life and are tempted to put this proxy aside for another day. Please don’t. When shareholders do not return their proxies, their fund may have to incur the expense of follow-up solicitations. All shareholders benefit from the speedy return of proxies.

Your vote is important to us. We appreciate the time and consideration I am sure you will give this important matter. If you have questions about this proposal, please call a customer service representative at 1-866-641-4231 or contact your financial representative.

John A. Hill, Chairman

PUTNAM TAX-FREE HEALTH CARE FUND

Notice of a Meeting of Shareholders

* This is the formal agenda for your fund’s shareholder meeting. It tells you what matters will be voted on and the time and place of the meeting, in the event that you attend in person.

To the Shareholders of Putnam Tax-Free Health Care Fund:

A Meeting of Shareholders of Putnam Tax-Free Health Care Fund (“Tax-Free Health Care Fund”) will be held on August 30, 2007, at 11:00 a.m. Eastern time, on the 8th Floor of One Post Office Square, Boston, Massachusetts, to consider the following:

1. Approving an Agreement and Plan of Reorganization providing for the transfer of all of the assets of Tax-Free Health Care Fund to Putnam Tax Exempt Income Fund (“Tax Exempt Income Fund”) in exchange for the issuance and delivery of Class A shares of beneficial interest of Tax Exempt Income Fund and the assumption by Tax Exempt Income Fund of all the liabilities of Tax-Free Health Care Fund, and the distribution of such shares to the shareholders of Tax-Free Health Care Fund in complete liquidation of Tax-Free Health Care Fund.

2. To transact such other business as may properly come before the Meeting or any adjournment or adjournments thereof.

By Judith Cohen, Clerk, on behalf of the Trustees:

John A. Hill, Chairman
Jameson A. Baxter, Vice Chairman
Charles E. Haldeman, Jr., President

Charles B. Curtis Myra R. Drucker Paul L. Joskow Elizabeth T. Kennan Kenneth R. Leibler Robert E. Patterson George Putnam, III W. Thomas Stephen Richard B. Worley

THE TRUSTEES URGE YOU TO MARK, SIGN, DATE AND MAIL THE ENCLOSED PROXY IN THE POSTAGE-PAID ENVELOPE PROVIDED OR RECORD YOUR VOTING INSTRUCTIONS BY AUTOMATED TELEPHONE OR VIA THE INTERNET SO THAT YOU WILL BE REPRESENTED AT THE MEETING.

July 5, 2007

Prospectus/Proxy Statement
July 5, 2007

Acquisition of the assets of

Putnam Tax-Free Health Care Fund
One Post Office Square
Boston, Massachusetts 02109
1-617-292-1000

by and in exchange for Class A shares of

Putnam Tax Exempt Income Fund
One Post Office Square
Boston, Massachusetts 02109
1-617-292-1000

This Prospectus/Proxy Statement relates to the proposed merger of Putnam Tax-Free Health Care Fund (“Tax-Free Health Care Fund”) into Putnam Tax Exempt Income Fund (“Tax Exempt Income Fund”). As a result of the proposed merger, each shareholder of Tax-Free Health Care Fund would receive Class A shares of Tax Exempt Income Fund equal in value to the net asset value of the shareholder’s Tax-Free Health Care Fund shares.

The Notice of Special Meeting, the proxy card and the Prospectus/ Proxy Statement are being mailed on or about July 5, 2007. The Prospectus/Proxy Statement explains concisely what you should know before voting on the proposed merger or investing in Tax Exempt Income Fund, a diversified, open-end management investment company. Please read this Prospectus/Proxy Statement and keep it for future reference.

The following documents have been filed with the Securities and Exchange Commission (the “SEC”) and are incorporated into this Prospectus/Proxy Statement by reference:

(i) the prospectus of Tax Exempt Income Fund, dated January 30, 2007, as supplemented (the “Tax Exempt Income Fund Prospectus”);

(ii) the statement of additional information (“SAI”) relating to the proposed merger, dated July 5, 2007;

(iii) the Performance Summary, Report of Independent Registered Public Accounting Firm and financial statements included in Tax-Free Health Care Fund’s Annual Report to Shareholders for the fiscal year ended May 31, 2006; and

(iv) the financial statements included in Tax-Free Health Care Fund’s Semiannual Report to Shareholders for the period ended November 30, 2006.

This Prospectus/Proxy Statement is being mailed with a copy of the Tax Exempt Income Fund Prospectus. Shareholders may obtain free copies of any of the above, request other information about the funds, or make shareholder inquiries by contacting their financial representative, by visiting the Putnam Investments website at www.putnam.com, or by calling Putnam toll-free at 1-800-225-1581.

The securities offered by this Prospectus/Proxy Statement have not been approved or disapproved by the SEC, nor has the SEC passed upon the accuracy or adequacy of this Prospectus/Proxy Statement. Any representation to the contrary is a criminal offense.

Shares of Tax Exempt Income Fund are not deposits or obligations of, or guaranteed or endorsed by, any financial institution, are not insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other agency, and involve risk, including the possible loss of principal amount invested.

This document will give you the information you need to vote on the proposal. Much of the information is required under SEC rules; some of it is technical. If there is anything you don’t understand, please call our toll-free number, 1-866-641-4231, or call your financial representative. Like Tax-Free Health Care Fund, Tax Exempt Income Fund is in the family of funds managed by Putnam Investment Management, LLC (“Putnam Management”). Tax Exempt Income Fund and Tax-Free Health Care Fund are collectively referred to herein as the “funds,” and each is referred to individually as a “fund.”

The common shares of Tax-Free Health Care are listed on the New York Stock Exchange (the “NYSE”) under the ticker symbol “PMH.” You may inspect reports, proxy material and other information concerning Tax-Free Health Care Fund at the NYSE.

Tax-Free Health Care Fund and Tax Exempt Income Fund are subject to the informational requirements of the Securities Exchange Act of 1934 and Investment Company Act of 1940 and, as a result, file reports and other information with the SEC. You may review and copy information about the funds, including the SAI, at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, DC 20549. You may call the SEC at 202-551-8090 for information about the operation of the public reference room. You may obtain copies of this information, with payment of a duplication fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, Washington, D.C. 20549-0102. You may also access reports and other information about the funds on the EDGAR database on the SEC’s website at http://www.sec.gov. You may need to refer to the fund’s file number.

I. Questions and Answers Regarding Approval of the Merger

The responses to the questions that follow provide an overview of key points typically of concern to shareholders considering a proposed merger between a closed-end fund and an open-end mutual fund. These responses are qualified in their entirety by the remainder of the Prospectus/Proxy Statement, which contains additional information and further details about the proposed merger.

1. What is being proposed?

The Trustees of the funds are recommending that shareholders of Tax-Free Health Care Fund approve the proposed merger of Tax-Free Health Care Fund into Tax Exempt Income Fund and the related transactions contemplated by the Agreement and Plan of Reorganization (“Agreement”) between the funds dated as of May 1, 2007, a copy of which is attached as Appendix A. If approved by shareholders, all of the assets of Tax-Free Health Care Fund will be transferred to Tax Exempt Income Fund. In exchange, Tax Exempt Income Fund will issue and deliver Class A shares of Tax Exempt Income Fund (the “Merger Shares”) to Tax-Free Health Care Fund with a value equal to the value of Tax-Free Health Care Fund’s assets net of liabilities and will also assume all of the liabilities of Tax-Free Health Care Fund. Immediately following the transfer, the Merger Shares received by Tax-Free Health Care Fund will be distributed to its shareholders, pro rata. The Trustees determined that Tax-Free Health Care Fund should bear the costs of the merger, to reflect the fact that the anticipated benefits of the merger to Tax-Free Health Care Fund shareholders significantly exceed the benefits to Tax Exempt Income Fund and its shareholders from the receipt of Tax-Free Health Care Fund’s assets in kind. The estimated costs of the merger are approximately $226,617.

2. What will happen to my shares of Tax-Free Health Care Fund as a result of the proposed merger?

Your shares of Tax-Free Health Care Fund will, in effect, be exchanged on a tax-free basis for Class A shares of Tax Exempt Income Fund with an equal aggregate net asset value on the date of the merger. The Tax Exempt Income Fund shares that you receive will be subject to the redemption fee (described in more detail below) payable to Tax Exempt Income Fund.

3. Why is the merger being proposed at this time?

The Trustees are proposing the merger of Tax-Free Health Care Fund into Tax Exempt Income Fund because it offers shareholders of Tax-Free Health Care Fund the opportunity to invest in an open-end fund with similar investment policies. The main difference between the two funds’ investment policies is that, unlike Tax Exempt Income Fund, Tax-Free Health Care Fund emphasizes investments in the health care sector. While there are benefits ordinarily associated with maintaining a fund’s closed-end structure, the Trustees believe that, in the case of Tax-Free Health Care Fund, the expected benefits from the proposed merger outweigh the benefits of the closed-end fund structure. The Trustees considered these the persistence of the discount to net asset value at which Tax-Free Health Care Fund’s shares have traded, as well as changes in its shareholder base over time and shareholder requests for opportunities to sell their shares at or near net asset value. The Trustees also took into account the fact that the merger would move Tax-Free Health Care Fund investors from a sector fund into a tax-exempt bond fund with a broader scope of investments, and concluded that the proposed merger would provide increased diversification without too great a departure from the fund’s investment objectives and strategies.

For a detailed discussion of the Trustees’ deliberations, see “Information about the Proposed Merger — Trustees’ Considerations Relating to Proposed Merger” beginning on page 25.

The Trustees of the Putnam Funds, who serve as Trustees of each of the funds involved in the proposed merger, have carefully considered the anticipated benefits and costs of the proposed merger to the shareholders of your fund. The Trustees of your fund, including all of the Trustees who are not “interested persons” (as defined in the Investment Company Act of 1940, as amended (the “1940 Act”)) of your fund or Putnam Management (these Trustees are referred to as “Independent Trustees” throughout this Prospectus/Proxy Statement), have determined that the proposed merger is in the best interest of the shareholders of your fund and recommend that shareholders vote FOR approval of the proposed merger.

4. How do the investment goals, policies and restrictions of the two funds compare?

Investment Goals and Strategies

The investment goals and strategies of the funds are similar, except that Tax Exempt Income Fund does not have a specific emphasis on investments in the health care sector. Both Tax-Free Health Care Fund and Tax Exempt Income Fund seek a high level of current income exempt from federal income tax, with preservation of capital as a secondary objective to the extent consistent with achieving high current income exempt from federal income tax. Under normal circumstances, each fund invests at least 80% of its net assets in tax exempt investments. The investment goals and strategies for each fund are stated in the following table:

Tax-Free Health
	Care Fund	Tax Exempt Income Fund

Investment Goal	The fund seeks as high a	The fund seeks as high a level
	level of current income	of current income exempt from
	exempt from federal	federal income tax as
	income tax as Putnam	Putnam Management believes
	Management believes to	to be consistent with
	be consistent with	preservation of capital.
preservation of capital.

Investment	To invest primarily in	To invest primarily in
Strategies	bonds that	bonds that
	• are tax exem~~pt~~	• are tax exempt
	investments	investments
	• are investment-grade	• are investment-grade
	in quality	in quality
	• have intermediate- to	• have intermediate- to
	long-term maturities	long-term maturities
	(three years or longer).	(three years or longer).

Investment Policies and Restrictions

The funds have similar fundamental investment policies and restrictions, except that Tax Exempt Income Fund does not have a specific emphasis on investments in the health care sector. The differences in the fund’s policies and restrictions are described below under “Risk Factors” and “Information about the Funds — Investment Restrictions.” The following paragraphs summarize important distinctions between the funds.

Under normal circumstances, Tax Exempt Income Fund invests at least 80% of its net assets in tax exempt investments. Tax-Free Health Care Fund normally invests at least 80% of its total assets in tax exempt securities and 80% of its net assets in the health care sector. To the extent exempt-interest dividends may be subject to the Alternative Minimum Tax (“AMT”) for individuals as a result of being attributable to interest income from private activity bonds, such investments cannot be included in complying with either fund’s 80% test.

Tax Exempt Income Fund does not concentrate its investments in a sector within the tax exempt securities market and, by virtue of a fundamental investment policy, is prohibited from purchasing securities that would cause 25% or more of the fund’s total assets to be invested in any one industry. Tax-Free Health Care Fund invests at least 80% of its net assets in the health care sector under normal market conditions. Tax Exempt Income Fund has a non-fundamental policy to not invest more than 15% of the fund’s net assets in illiquid securities. Tax-Free Health Care Fund has no such restriction on illiquid investments.

Generally, up to 30% of Tax-Free Health Care Fund’s total assets (compared to only 25% of Tax Exempt Income Fund’s total assets) may be invested in securities rated BB or its equivalent by each agency rating the investment (or unrated securities Putnam Management believes to be of comparable quality). At least 65% of Tax-Free Health Care Fund’s total assets will, under normal market conditions, be invested in securities rated BBB or higher (or its equivalent) by a nationally recognized rating service.

As of February 28, 2007, Tax Exempt Income Fund was approximately six times the size of Tax-Free Health Care Fund. Due to this significant difference in size, it is not anticipated that the addition of Tax-Free Health Care Fund’s portfolio securities will significantly alter the asset base of Tax Exempt Income Fund or cause the Fund to become concentrated in any particular industry. It is not expected that, in connection with the proposed merger, there will be significant dispositions of Tax-Free Health Care Fund’s portfolio securities.

5. How do the management fees and other expenses of the funds compare, and what are they estimated to be following the proposed merger?

The following tables summarize the fees and expenses you may pay when investing in the funds, annual operating expenses for each fund, and the pro forma expenses of Tax Exempt Income Fund, assuming consummation of the proposed merger and based on pro forma combined assets as of March 31, 2007. Expenses for Tax-Free Health Care Fund are based on amounts incurred during the fund’s fiscal year ended on May 31, 2006. (Information for the fiscal year ended May 31, 2007 was not available as of the date of this Prospectus/Proxy Statement.) Expenses for Tax Exempt Income Fund are based on amounts incurred during the fund’s most recent fiscal year, which ended on September 30, 2006. Please see “Information about the Proposed Merger — Trustees’ Considerations Relating to the Proposed Merger” for more information on the expenses of the funds.

Tax Exempt
		Tax Exempt	Income Fund
Shareholder transaction expenses	Tax-Free	Income Fund	(Class A Shares)
(fees paid directly from your	Health Care	(Class A	pro forma
investment)	Fund	shares)	combined

Maximum Sales Charge (Load)
imposed on purchases (as a
percentage of offering price)	None(a)	3.75%(b)	3.75% (b)

Maximum Deferred Sales Charge
(Load) (as a percentage of the
original purchase price or
redemption proceeds,
whichever is lower)	None	1.00%(c)	1.00% (c)

Dividend Reinvestment Plan	None(d)	N/A	N/A

Maximum Redemption Fee
(as a percentage of total
redemption proceeds)	None(e)	1.00%(f)	1.00% (f)

			Tax Exempt
Annual Fund Operating			Income Fund
Expenses (expenses		Tax Exempt	(Class A shares)
that are deducted	Tax-Free Health	Income Fund	Pro Forma
from fund assets)	Care Fund	(Class A shares)	Combined

Management Fees	0.55%*	0.50%	0.50%

Distribution (12b-1) Fees	—	0.20%**	0.21%**

Other Expenses	0.25%	0.09%	0.08%

Total Annual Fund
Operating Expenses	0.80%*	0.79%	0.79%

(a) Shares of Tax-Free Health Care Fund purchased on the secondary market are not subject to sales charges but may be subject to brokerage commissions or other charges. The table does not reflect the underwriting commission paid by shareholders in Tax-Free Health Care Fund’s initial offering.

(b) This sales charge does not apply to Merger Shares, but does apply to any additional Class A shares of Tax Exempt Income Fund that an investor purchases after the merger. Certain investments may qualify for discounts on applicable sales charges. See “How do I buy fund shares?” in the Tax Exempt Income Fund Prospectus for details.

(c) A deferred sales charge of 1.00% may be imposed on certain redemptions of Class A shares bought without an initial sales charge. This charge will not apply to the Merger Shares. See “How do I buy fund shares?” in the Tax Exempt Income Fund Prospectus for details.

(d) Each participant in Tax-Free Health Care Fund’s dividend reinvestment plan pays a proportionate share of the brokerage commissions incurred with respect to open market purchases in connection with the plan. With respect to the fund’s fiscal year ended May 31, 2006, participants in the plan incurred brokerage commissions representing $0.03 per share.

(e) Shares of Tax-Free Health Care Fund are not redeemable.

(f) A 1.00% redemption fee (also referred to as a “short-term trading fee”) may apply to any shares that are redeemed (either by selling or exchanging into another Putnam fund) within seven days of purchase. This fee will apply to Merger Shares sold within seven days of the merger.

* As of March 31, 2007. Prior to January 1, 2006, Tax-Free Health Care Fund’s management fee was 0.65% ..

** This fee represents a blended rate and is paid at a rate equal to the weighted average of (i) 0.20% on the net assets of the fund attributable to Class A shares purchased and paid for prior to April 1, 2005 and (ii) 0.25% on all other net assets of the fund attributable to Class A shares.

*** Reflects current fees and expenses of Tax-Free Health Care Fund, which are higher than the fees and expenses incurred during its fiscal year ended May 31, 2006 reflected in the preceding column. The difference in fees and expenses is not due to the proposed merger. Does not reflect non-recurring expenses related to the merger. If these expenses had been reflected, pro forma Other Expenses and Total Annual Fund Operating Expenses would have been unchanged. The tables are provided to help you understand the expenses of investing in the funds and your share of the operating expenses that each fund incurs and that Putnam Management expects the combined fund to incur in the first year following the merger.

The tables are provided to help you understand the expenses of investing in the funds and your share of the operating expenses that each fund incurs and that Putnam Management expects the combined fund to incur in the first year following the merger.

Please note that, in the expense table for Tax-Free Health Care Fund, it is assumed that all dividends and distributions are reinvested at net asset value, although participants in that fund’s Dividend Reinvestment Plan may receive shares at the market price in effect at the time, which may be below net asset value.

Example

This example translates the expense shown in the preceding table into dollar amounts, showing the cumulative effect of costs over time. It helps you more easily compare the cost of investing in the fund to the cost of investing in other mutual funds. The example makes certain assumptions. It assumes that you invest $10,000 in each fund for the time periods shown and then redeem all your shares at the end of those periods. It also assumes a 5% return on your investment each year and that each fund’s operating expenses remain the same. The example is hypothetical; your actual costs and returns may be higher or lower. The information for Tax Exempt Income Fund and Tax Exempt Income Fund (pro forma combined) reflects the maximum sales charge (load) of 3.75% applicable to Class A shares of Tax Exempt Income Fund. This sales charge does not apply to Merger Shares but would apply to any subsequent purchases of Class A shares of Tax Exempt Income Fund.

	1 Year	3 Years	5 Years	10 Years

Tax-Free Health Care Fund	$ 82	$255	$444	$ 990

Tax Exempt Income Fund
(Class A shares)	$453	$618	$797	$1,316

Tax Exempt Income Fund Pro Forma
Combined (Class A shares)	$453	$618	$797	$1,316

6. How does the investment performance of the funds compare?

The following information provides some indication of each fund’s risks. The chart shows year-to-year changes in the net asset value performance of Tax-Free Health Care Fund’s shares and Tax Exempt Income Fund’s Class A shares. The table following the chart compares each fund’s performance to that of a broad measure of market performance. Of course, a fund’s past performance is not an indication of future performance.

Performance figures in the bar chart do not reflect the impact of sales charges. If they did, performance would be less than that shown. Year-to-date performance at net asset value through March 31, 2007 for the funds’ shares was 0.88% for Tax-Free Health Care Fund and 0.68% for Class A shares of Tax Exempt Income Fund. During the periods shown in the bar chart, Tax Exempt Income Fund’s highest return at net asset value for a quarter was 3.82% (quarter ending 6/30/03) and its lowest return at net asset value for a quarter was –2.16% (quarter ending 6/30/04). During the periods shown in the bar chart, Tax-Free Health Care Fund’s highest return at net asset value for a quarter was 3.72% (quarter ended 9/30/01) and its lowest return at net asset value for a quarter was –1.69% (quarter ended 12/31/99).

Average Annual Total Returns
(for periods ended 12/31/06)	Past 1 year	Past 5 years	Past 10 years

Tax Exempt Income Fund
Class A (before taxes)	0.34%	4.17%	4.57%
Class A (after taxes on distributions)	0.34%	4.16%	4.56%
Class A (after taxes on distributions
and sale of fund shares)	1.67%	4.21%	4.61%

Tax-Free Health Care Fund
Common shares (at net asset value)	5.75%	6.36%	5.83%
Common shares (at market price)	14.31%	6.82%	5.74%

Lehman Municipal Bond Index
(no deduction for fees,
expenses or taxes)	4.84%	5.53%	5.76%

This table compares the funds’ performance to that of a broad measure of market performance. Unlike the bar chart, this performance information reflects the impact of sales charges with respect to Class A shares of Tax Exempt Income Fund, although, like the bar chart above, the information does not reflect any brokerage commissions associated with the purchase of Tax-Free Health Care Fund shares on the NYSE or any sales charges paid in that fund’s initial public offering. Class A share performance for Tax Exempt Income Fund reflects the current maximum initial sales charge. Each fund’s performance is compared to the Lehman Municipal Bond Index, an unmanaged index of long-term fixed-rate investment grade tax exempt bonds. After-tax returns reflect the highest individual federal income tax rates and do not reflect state and local taxes. Actual after-tax returns depend on an investor’s tax situation and may differ from those shown. After-tax returns are not relevant to those investing through 401(k) plans, IRAs or other tax-deferred arrangements.

7. Will my dividend be affected by the proposed merger?

The Trustees expect that shareholders of Tax-Free Health Care Fund will benefit from an increase in the dividends they receive as a result of the proposed merger, although there can be no assurance that this will be the case. As of March 31, 2007, the current dividend rates for Tax-Free Health Care Fund shares and Class A shares of Tax Exempt Income Fund were 3.95% and 4.16%, respectively, and the estimated dividend rate for Class A shares of Tax Exempt Income Fund on a pro forma basis, after giving effect to the proposed merger, would have been 4.26% . As of April 30, 2007, the SEC yields for Tax-Free Health Care Fund shares and Class A shares of Tax Exempt Income Fund were 3.57% and 3.46%, respectively. Over the longer term, the level of dividends will depend on market conditions and the ability of Putnam Management to invest Tax Exempt Income Fund’s assets, including those received in the merger, in securities meeting Tax Exempt Income Fund’s investment objectives and policies.

Tax Exempt Income Fund will not permit any holder of certificated Tax-Free Health Care Fund shares at the time of the proposed merger to receive cash dividends or other distributions, receive certificates for Merger Shares or pledge Merger Shares until the certificates for Tax-Free Health Care Fund shares have been surrendered, or, in the case of lost certificates, until adequate surety bond has been posted. To obtain information on how to return your share certificates for Tax-Free Health Care Fund after the merger (if approved) is completed, please call Putnam at 1-800-225-1581.

If a shareholder is not, for the reason above, permitted to receive cash dividends or other distributions on Merger Shares, Tax Exempt Income Fund will pay all of that shareholder’s dividends and distributions in additional shares, notwithstanding any election the shareholder may have made previously to receive dividends and distributions on Tax-Free Health Care Fund shares in cash.

8. What are the federal income tax consequences of the proposed merger?

For federal income tax purposes, no gain or loss is expected to be recognized by Tax-Free Health Care Fund or its shareholders as a result of the proposed merger. However, because the proposed merger will end the tax year of Tax-Free Health Care Fund, the proposed merger may accelerate distributions from Tax-Free Health Care Fund to shareholders. Certain other tax consequences are discussed below under “Information about the Proposed Merger — Federal Income Tax Consequences.”

9. Do the procedures for purchasing, redeeming and exchanging shares of the two funds differ?

Yes. The procedures for purchasing and redeeming shares of each fund, and for exchanging shares of each fund for shares of other Putnam funds, are different, due to the fact that Tax-Free Health Care Fund is a closed-end fund while Tax Exempt Income Fund is an open-end fund.

Tax Exempt Income Fund makes a continuous public offering of its shares and currently offers four classes of shares. Shares of Tax Exempt Income Fund may be purchased either through investment dealers that have sales agreements with Putnam Retail Management Limited Partnership (“Putnam Retail Management”) or directly through Putnam Retail Management at prices based on net asset value, plus varying sales charges, depending on the class and dollar value of shares purchased. Reinvestment of distributions by Tax Exempt Income Fund is made at net asset value for all classes of shares. Tax Exempt Income Fund shares may be redeemed (in essence, sold to the Fund) on any day that the NYSE is open at their net asset value next determined after receipt by the fund, either directly or through an investment dealer, of a properly completed redemption request, less any applicable deferred sales charge and/or redemption fee (also referred to as a “short-term trading fee”). The Merger Shares received by shareholders in connection with the proposed merger will not be subject to any deferred sales charge but will be subject to a 1.00% redemption fee that will apply to any shares redeemed (either by selling or exchanging into another fund) within seven days of purchase. Shares acquired in the proposed merger will be deemed to have been purchased on the date the Merger is completed.

As a closed-end investment company, Tax-Free Health Care Fund does not currently offer its shares for sale. Shares of Tax-Free Health Care Fund trade on the NYSE at prevailing market prices, and transactions in such shares typically involve brokerage commissions. Since Tax-Free Health Care Fund is a closed-end investment company, shareholders do not have the right to redeem or exchange their shares. Instead, shareholders may sell their shares on the NYSE at the market price. Although shares of Tax-Free Health Care Fund have at times traded at a premium to net asset value, for the last few years, they have traded at a discount from net asset value. See “Information about the Funds — Trading Information.”

10. How will I be notified of the outcome of the vote?

If the proposed merger is approved by shareholders, you will receive confirmation after the reorganization is completed, indicating your new account number and the number of Class A Tax Exempt Income Fund shares you are receiving. To obtain information on how to return your share certificates for Tax-Free Health Care Fund, please call Putnam at 1-800-225-1581. If this merger is not approved or does not occur, you will be notified in the next shareholder report of Tax-Free Health Care Fund.

11. Will the number of shares I own change?

Yes, the number of shares you own will change, but the total value of the shares of Tax Exempt Income Fund you receive will equal the total value (based on net asset value, not market value) of the shares of Tax-Free Health Care Fund that you hold at the time of the proposed merger. Even though the net asset value per share of each fund is different, the total value of your holdings will not change as a result of the merger.

12. What shareholder vote is required to approve the proposed merger?

Approval of the proposed merger will require the “YES” vote at the meeting of shareholders of the majority of the outstanding shares of Tax-Free Health Care Fund. Thus, unless sufficient votes are received at the time of the Meeting (or a subsequent adjournment) to approve the Agreement and Plan of Reorganization, the Proposed Merger will not be effected.

II. Risk Factors

What are the principal risks of Tax Exempt Income Fund, and how do they compare with those of Tax-Free Health Care Fund?

Because the funds have similar investment goals and strategies, with the exception of Tax-Free Health Care Fund’s emphasis on investments in the health care sector, the principal risks of an investment in Tax Exempt Income Fund are generally similar to the risks of an investment in Tax-Free Health Care Fund, except with respect to certain risks applicable generally to open-end investment companies. These risks are:

* The risk that Tax Exempt Income Fund’s need to meet redemption requests might limit its investment flexibility relative to that of Tax-Free Health Care Fund. As an open-end fund, to meet potential redemption requests, Tax Exempt Income Fund may need to retain cash reserves or invest in more liquid securities than it otherwise would, and may have to liquidate portfolio securities in order to meet redemptions. Similarly, as an open-end fund, Tax Exempt Income Fund could receive significant inflows, and may experience delays in investing those inflows. Prudent operation of an open-end fund could, under certain circumstances, reduce Tax Exempt Income Fund’s investment flexibility as compared to Tax-Free Health Care Fund.

The principal risks that could adversely affect the value of Tax Exempt Income Fund’s shares and the total return on an investment in Tax Exempt Income Fund include:

* The risk that movements in financial markets will adversely affect the value of the fund’s investments. This risk includes interest rate risk, which means that the prices of the fund’s investments are likely to fall if interest rates rise. Interest rate risk is generally higher for investments with longer maturities.

* The risk that the issuers of the fund’s investments will not make timely payments of interest and principal. This credit risk is generally higher for debt that is below investment-grade in quality.

* The risk that interest the fund receives might be taxable.

You can lose money by investing in Tax Exempt Income Fund. The fund may not achieve its goal, and is not intended as a complete investment program. An investment in the fund is not a deposit in a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

For a description of additional risks associated with an investment in Tax Exempt Income Fund, see the Tax Exempt Income Fund Prospectus.

What are the funds’ principal investment strategies and related risks?

Because the funds share similar goals and policies (except as otherwise noted in this Prospectus/Proxy and, more specifically, with the exception of Tax-Free Health Care Fund’s emphasis on investments in the health care sector), the risks described below, which apply to investments in Tax Exempt Income Fund, are similar to the risks of an investment in Tax-Free Health Care Fund. Furthermore, Tax-Free Health Care Fund has not taken advantage of its greater flexibility with respect to illiquid securities to any significant extent in recent years, nor has Tax Exempt Income Fund recently taken advantage of its flexibility with regard to investments in unrated securities.

Any investment carries with it some level of risk that generally reflects its potential for reward. We will consider, among other things, credit, interest rate and prepayment risks as well as general market conditions when deciding whether to buy or sell investments. A description of the risks associated with the funds’ main investment strategies follows.

Tax-exempt investments. These investments are issued by public authorities to raise money for public purposes, such as loans for the construction of housing, schools or hospitals, or to provide temporary financing in anticipation of the receipt of taxes and other revenue. They also include private activity obligations of public authorities to finance privately owned or operated facilities. Changes in law or adverse determinations by the Internal Revenue Service could make the income from some of these obligations taxable.

Interest income from private activity bonds may be subject to federal AMT for individuals. As a policy that cannot be changed without the approval of fund shareholders, we cannot include these investments for the purpose of complying with the 80% investment policy described in the “Main Investment Strategies” section. Corporate shareholders will be required to include all exempt-interest dividends in determining their federal AMT. For more information, including possible state, local and other taxes, please contact your tax advisor.

General obligations. These are backed by the issuer’s authority to levy taxes and are considered an obligation of the issuer. They are payable from the issuer’s general unrestricted revenues, although payment may depend upon government appropriation or aid from other governments. These investments may be vulnerable to legal limits on a government’s power to raise revenue or increase taxes, as well as economic or other developments that can reduce revenues.

Special revenue obligations. These are payable from revenue earned by a particular project or other revenue source. They include private activity bonds such as industrial development bonds, which are paid only from the revenues of the private owners or operators of the facilities. Investors can look only to the revenue generated by the project or the private company operating the project rather than the credit of the state or local government authority issuing the bonds. Special revenue obligations are typically subject to greater credit risk than general obligations because of the relatively limited source of revenue.

Interest rate risk. The values of bonds and other debt instruments usually rise and fall in response to changes in interest rates. Declining interest rates generally increase the value of existing debt instruments, and rising interest rates generally decrease the value of existing debt instruments. Changes in a debt instrument’s value usually will not affect the amount of interest income paid to the fund, but will affect the value of the fund’s shares. Interest rate risk is generally greater for investments with longer maturities.

Some investments give the issuer the option to call or redeem an investment before its maturity date. If an issuer calls or redeems an investment during a time of declining interest rates, we might have to reinvest the proceeds in an investment offering a lower yield, and therefore might not benefit from any increase in value as a result of declining interest rates.

“Premium” investments offer coupon rates higher than prevailing market rates. However, they involve a greater risk of loss, because their values tend to decline over time.

Credit risk. Investors normally expect to be compensated in proportion to the risk they are assuming. Thus, debt of issuers with poor credit prospects usually offers higher yields than debt of issuers with more secure credit. Higher-rated investments generally have lower credit risk.

We invest mostly in investment-grade debt investments. These are rated at least BBB or its equivalent at the time of purchase by a nationally recognized securities rating agency, or are unrated investments we believe are of comparable quality. We may invest up to 25% of the fund’s total assets in non-investment-grade investments. However, we will not invest in investments that are rated lower than BB or its equivalent by each agency rating the investment, or are unrated securities we believe are of comparable quality. We will not necessarily sell an investment if its rating is reduced after we buy it.

Investments rated below BBB or its equivalent are below investment grade (sometimes referred to as “junk bonds”). This rating reflects a greater possibility that the issuers may be unable to make timely payments of interest and principal and thus default. If this happens, or is perceived as likely to happen, the values of those investments will usually be more volatile and are likely to fall. A default or expected default could also make it difficult for us to sell the investments at prices approximating the values we had previously placed on them. Tax-exempt debt, particularly lower-rated tax-exempt debt, usually has a more limited market than taxable debt, which may at times make it difficult for us to buy or sell certain debt instruments or to establish their fair value. Credit risk is generally greater for investments that are issued at less than their face value and that are required to make interest payments only at maturity rather than at intervals during the life of the investment.

We may buy investments that are insured as to the payment of principal and interest in the event the issuer defaults. Any reduction in the claims-paying ability of one of the few insurers that provide this insurance may adversely affect the value of insured investments and, consequently, the value of the fund’s shares.

Concentration of investments. We may make significant investments in a segment of the tax-exempt debt market, such as tobacco settlement bonds or revenue bonds for health care facilities, housing or airports. We may also make significant investments in the debt of issuers located in the same state. These investments may cause the value of the fund’s shares to change more than the values of shares of funds that invest in a greater variety of investments. Certain events may adversely affect all investments within a particular market segment. Examples include legislation or court decisions, concerns about pending legislation or court decisions, or lower demand for the services or products provided by a particular market segment. Investing in issuers located in the same state may make the fund more vulnerable to that state’s economy and to issues affecting its tax-exempt issuers, such as their ability to collect revenues to meet payment obligations. Health-care stocks are affected by factors peculiar to the health care sector and are more susceptible to any single economic, political, or regulatory occurrence affecting issuers in the health care sector. The health-care sector is heavily regulated by federal and state governments, with a substantial portion of the sector’s revenues coming from governmental sources. Issuers of health-care tax exempt securities may be subject to various risks depending, in part, on such factors as the type of facility involved and its geographic location. Such risks include: the adequacy of reimbursements from federal and state programs, such as Medicare and Medicaid, and from various insurers; increasing labor, material, research and relative borrowing; costs; increasing competition from non-traditional and private-sector health-care providers; declining occupancy and utilization rates; and increasing costs and declining availability of insurance coverage, including malpractice insurance.

At times, the fund and other accounts that we and our affiliates manage may own all or most of the debt of a particular issuer. This concentration of ownership may make it more difficult to sell, or to determine the fair value of, these investments.

Derivatives. We may engage in a variety of transactions involving derivatives, such as futures, options, swap contracts and inverse floaters. Derivatives are financial instruments whose value depends upon, or is derived from, the value of something else, such as one or more underlying investments, pools of investments or indexes. We may make use of “short” derivatives positions, the values of which move in the opposite direction from the price of the underlying investment, pool of investments, or index. We may use derivatives both for hedging and non-hedging purposes, such as to modify the behavior of an investment so it responds differently than it would otherwise to changes in a particular interest rate. For example, derivatives may increase or decrease an investment’s exposure to long- or short-term interest rates or cause the value of an investment to move in the opposite direction from prevailing short-term or long-term interest rates. We may also use derivatives as a substitute for a direct investment in the securities of one or more issuers. However, we may also choose not to use derivatives, based on our evaluation of market conditions or the availability of suitable derivatives. Investments in derivatives may be applied toward meeting a requirement to invest in a particular kind of investment if the derivatives have economic characteristics similar to that investment.

Derivatives involve special risks and may result in losses. The successful use of derivatives depends on our ability to manage these sophisticated instruments. Some derivatives are “leveraged,” which means that they provide the fund with investment exposure greater than the value of the fund’s investment in the derivative. As a result, these derivatives may magnify or otherwise increase investment losses to the fund. The risk of loss from a short derivatives position is theoretically unlimited. The prices of derivatives may move in unexpected ways due to the use of leverage or other factors, especially in unusual market conditions, and may result in increased volatility.

Other risks arise from our potential inability to terminate or sell derivatives positions. A liquid secondary market may not always exist for the fund’s derivative positions at any time. In fact, many over-the-counter instruments (investments not traded on an exchange) will not be liquid. Over-the-counter instruments also involve the risk that the other party to the derivative transaction will not meet its obligations. For further information about the risks of derivatives, see the statement of additional information (SAI).

Other investments. In addition to the main investment strategies described above, we may also make other types of investments, such as investments in forward commitments, which may produce taxable income and be subject to other risks, as described in the SAI.

Alternative strategies. Under normal market conditions, we keep the fund’s portfolio fully invested, with minimal cash holdings. However, at times we may judge that market conditions make pursuing the fund’s usual investment strategies inconsistent with the best interests of its shareholders. We then may temporarily use alternative strategies that are mainly designed to limit losses, including investing in taxable obligations. However, we may choose not to use these strategies for a variety of reasons, even in very volatile market conditions. These strategies may cause the fund to miss out on investment opportunities, and may prevent the fund from achieving its goal.

Changes in policies. The Trustees may change each fund’s goal, investment strategies and other policies without shareholder approval, except as otherwise indicated.

III. Information about the Proposed Merger

General. The shareholders of Tax-Free Health Care Fund are being asked to approve a proposed merger between Tax-Free Health Care Fund and Tax Exempt Income Fund pursuant to the Agreement and Plan of Reorganization dated as of May 1, 2007, a copy of which is attached as Appendix A.

Although the term “merger” is used for ease of reference, the transaction is structured as a transfer of all of the assets of Tax-Free Health Care Fund to Tax Exempt Income Fund in exchange for the assumption by Tax Exempt Income Fund of all of liabilities of Tax-Free Health Care Fund and for the issuance and delivery to Tax-Free Health Care Fund of shares of Tax Exempt Income Fund (the Merger Shares) equal in aggregate net asset value to the net value of the assets transferred to Tax Exempt Income Fund.

After receipt of the Merger Shares, Tax-Free Health Care Fund will distribute the Merger Shares to its shareholders, in proportion to their existing shareholdings, in complete liquidation of Tax-Free Health Care Fund, and the legal existence of Tax-Free Health Care Fund will be terminated. Each shareholder of Tax-Free Health Care Fund will receive a number of full and fractional Merger Shares equal in value at the date of the exchange to the aggregate value of the shareholder’s Tax-Free Health Care Fund shares.

Before the date of the transfer, Tax-Free Health Care Fund will declare a distribution to shareholders that will have the effect of distributing to its shareholders all of its remaining investment company taxable income (computed without regard to the deduction for dividends paid) and net realized capital gains, if any, through the date of the transfer.

The Trustees have voted to approve the proposed merger and to recommend that shareholders of Tax-Free Health Care Fund also approve the proposed merger. The actions contemplated by the Agreement and the related matters described therein will be consummated only if approved by the affirmative vote of the majority of the outstanding shares of Tax-Free Health Care Fund.

The investment restrictions of Tax-Free Health Care Fund will be temporarily amended to the extent necessary to effect the transactions contemplated by the Agreement if the merger is approved by shareholders. Putnam Management does not expect that Tax-Free Health Care Fund will make any significant dispositions of securities in connection with the proposed merger.

In the event that the proposed merger does not receive the required shareholder approval, Tax-Free Health Care Fund will continue to be managed as a separate fund in accordance with its current investment objectives and policies, and the Trustees may consider such alternatives as may be in the best interests of Tax-Free Health Care Fund’s and Tax Exempt Income Fund’s shareholders.

Trustees’ Considerations Relating to the Proposed Merger.

General

The Trustees of the Putnam Funds, who serve as Trustees of both Tax-Free Health Care Fund and Tax Exempt Income Fund, have carefully considered the anticipated benefits and costs of the proposed merger from the perspective of each fund. The Trustees considered a recommendation from Putnam Management for this merger at a meeting of the Board held on December 14, 2006, and, upon request of the Trustees, Putnam Management subsequently developed a detailed plan for the merger. After carefully considering the terms of the proposed merger, the Trustees determined at a meeting on February 9, 2007 to approve in principle the merger of Tax-Free Health Care Fund into Tax Exempt Income Fund.

In their deliberations, the Trustees took into account the recommendations of the Contract Committee, which consists solely of Independent Trustees, and which met on several occasions to consider the attributes of both funds and the terms of the proposed merger. The Contract Committee and the Trustees were assisted in this process by independent legal counsel for the funds and the Independent Trustees. Following their review, the Trustees, including all of the Independent Trustees present, determined that the proposed merger of Tax-Free Health Care Fund into Tax Exempt Income Fund would be in the best interests of each fund and its shareholders, and that the interests of existing shareholders of each fund would not be diluted by the proposed merger. On April 13, 2007, the Board approved the terms of the proposed merger on behalf of both funds, adopted the Agreement and recommended that shareholders of Tax-Free Health Care Fund vote in favor of the transaction.

Liquidity for Shareholders; Elimination of Trading Discounts

The Trustees observed that, because Tax-Free Health Care Fund’s shares are not redeemable and are instead bought and sold on the open market, the market price of these shares is influenced by a number of factors and at times may represent a premium above or discount below net asset value (NAV). As indicated in the table below, over the last few years, the fund’s shares have consistently traded at a discount from NAV, with average annual discounts ranging between 11% and 14% for each of the last five calendar years:*

	Highest Market Price	Lowest Market Price	Average
Year	(vs. NAV)	(vs. NAV)	Discount/Premium

2006	–7.84%	–14.72%	–12.89%

2005	–12.33%	–16.71%	–14.04%

2004	–9.28%	–15.87%	–13.05%

2003	–9.61%	–14.97%	–12.28%

2002	–8.67%	–15.61%	–11.85%

2001	+1.91%	–12.17%	–2.84%

2000	+0.30%	–17.10%	–8.87%

1999	+5.80%	–17.84%	–2.83%

1998	+8.21%	–5.30%	+0.12%

1997	+1.00%	–7.09%	–2.75%

1996	–3.48%	–12.51%	–6.52%

1995	+1.11%	–13.13%	–4.48%

1994	+2.31%	–13.89%	–1.97

1993	+2.86%	–4.30%	–0.33%

* The table presents both the highest market price and the lowest market price at which the fund’s shares closed on any trading day over the course of each full calendar year since inception, in each case expressed as a percentage discount from, or premium to, NAV. Thus, the “Highest Market Price” column presents the lowest discount or, if the fund traded above NAV during the year, the highest premium achieved in a given year; conversely, the “Lowest Market Price” column presents the highest discount or, if the fund only traded above NAV during the year, the lowest premium. In addition, the “Average Discount/Premium” column presents the average daily differential between market price and net asset value over the course of each full calendar year since inception.

The Trustees considered that persistent trading discounts limit the ability of selling shareholders to receive full net asset value for their shares. The Trustees reviewed the merits of various ways of providing liquidity events to shareholders, including repurchase programs and tender offers as described below under “Asset Size,” and potentially liquidating the fund, and they took into account statements and other expressions by shareholders of Tax-Free Health Care Fund and other Putnam closed-end funds requesting that the Trustees take action to address trading discounts and to provide liquidity events. In particular, the Trustees considered public filings made by large shareholders of Tax-Free Health Care Fund indicating dissatisfaction with persistent discounts and reflecting a changing make-up of the shareholder base. The Trustees observed that continuing to defend the closed-end structure of Tax-Free Health Care Fund in the face of activist shareholders seeking liquidity for their shares could cause the fund to incur significant expenses, which could erode the investment advantages associated with retaining the closed-end structure. The Trustees noted that a merger into Tax Exempt Income Fund would effectively provide liquidity to those Tax-Free Health Care Fund shareholders who want liquidity for their shares at net asset value, while allowing other Tax-Free Health Care Fund shareholders who wish to continue to invest in a similar fund to do so without experiencing a taxable event. After receiving Class A shares of Tax Exempt Income Fund in the proposed merger, shareholders would be able to redeem their interests at net asset value, subject only to a redemption fee of 1% of amounts redeemed, either by selling or exchanging into another fund, within 7 days of acquisition in the proposed merger or subsequent purchase.

Relative Performance

The Trustees considered the performance of the funds, both in relation to one another and relative to benchmarks and performance averages of competitor funds selected by Lipper Inc., which is presented in greater detail under the heading “How does the investment performance of the funds compare?” above. They observed that, for the 1-, 3-, 5- and 10-year periods, Tax-Free Health Care Fund outperformed Tax Exempt Income Fund based on total return measured at NAV and at market price, and also outperformed its Lipper peer group average (measured at NAV), which is based on the performance of closed-end municipal bond funds without regard to any sector focus. The Trustees were advised by Putnam Management that much of this outperformance was attributable to Tax-Free Health Care Fund’s sector emphasis in health care-related tax-exempt securities, that dependence on this sector could lead to greater volatility in performance, and that continued outperformance could not be assured. The Trustees considered that Tax-Free Health Care Fund’s superior relative performance over the measurement periods did not appear to have affected market demand for fund shares sufficiently to reduce the high discounts from NAV at which the shares have consistently traded in recent years.

Yields and Dividend Rates

The Trustees considered the relative yields of the funds, which are presented in greater detail under “Will my dividends be affected by the proposed merger?” above. They noted that, as of December 31, 2006, the dividend rate on Class A shares of Tax Exempt Income Fund was 4.15%, as compared with 3.95% for Tax-Free Health Care Fund. They considered that Tax-Free Health Care Fund’s low relative dividend rate may have reduced the demand for fund shares and, accordingly, the market price for fund shares relative to NAV. The Trustees understand that the closed-end structure typically affords greater investment flex-ibility, particularly with regard to liquidity and leverage, which in turn may generate higher distributable income for common shareholders; however, market conditions may reduce or eliminate this advantage.

Related Investment Opportunities

The Trustees noted that, although Tax Exempt Income Fund is a national municipal bond fund without Tax-Free Health Care Fund’s concentration on the health care sector, the two funds’ investment objectives and policies are otherwise similar. The Trustees noted that the funds are managed by the same team of investment professionals and that there is a significant overlap in the investment holdings of the funds, such that a merger would not necessitate significant realignment of the surviving fund’s investment portfolio. The Trustees believe that, under present market conditions, an investment in shares of Tax Exempt Income Fund will provide shareholders with a diversified investment opportunity that is comparable to that currently afforded by Tax-Free Health Care Fund, although without an emphasis on the health care sector, as well as the additional liquidity associated with owning shares of an open-end investment company.

Investment Flexibility and Potential Use of Leverage

The Trustees noted that, because closed-end funds do not issue redeemable shares, they do not experience the cash flows and associated costs that can affect open-end funds, which affords an opportunity to remain more fully invested in higher-yielding longer-term securities. Furthermore, closed-end funds have greater flexibility than open-end funds do with respect to permitted investments and the use of leverage for investment purposes, especially with respect to their ability to issue preferred shares. All of these characteristics typically allow closed-end funds to outperform similarly-managed open-end funds when measured at net asset value. Although Tax-Free Health Care Fund, as a closed-end fund, is permitted to issue preferred shares, it has not done so to date. The Trustees were advised by Putnam Management that, under current market conditions, the opportunity for investment leverage provided by the closed-end structure was not expected to significantly enhance Tax-Free Health Care Fund’s investment performance, and that Putnam Management did not currently anticipate any issuance of preferred shares by the fund.

While the Trustees identified certain investment advantages to Tax-Free Health Care Fund as a result of its closed-end status, they weighed these advantages against the potential benefits associated with proposed merger and determined that, in light of their assessment of the expressed wishes of significant shareholders for liquidity and other considerations described herein, the appropriate course of action was to recommend that Tax-Free Health Care Fund shareholders approve the proposed merger.

Asset Size

In evaluating the relative expenses of the funds, the Trustees noted that Tax Exempt Income Fund is over six times the size of Tax-Free Health Care Fund, as indicated in the following table:

Net Assets as of February 28, 2007

Tax-Free Health Care Fund	$ 192,534,149

Tax Exempt Income Fund	$1,325,992,350

Putnam Management informed the Trustees that the significantly larger asset size of Tax Exempt Income Fund allows it to realize effi-ciencies that are less easily accessed by smaller funds, and to decrease its costs accordingly. Conversely, Tax-Free Health Care Fund’s relatively small size increases the relative impact on performance of fixed (or partially fixed) costs such as auditors’ fees and legal fees.

The Trustees noted that, in the absence of a merger, the differences in asset size between the funds could widen in the future, which, in turn, could increase the differences in operating expenses. Beginning in October 2005, the Trustees approved a share repurchase program which, as subsequently extended, would permit each Putnam closed-end fund to repurchase up to 10% of its outstanding common shares over a 24-month period. (Upon announcement of the proposed merger, the Trustees announced that the repurchase program had been indefinitely suspended with respect to Tax-Free Health Care Fund.) On February 9, 2007, the Trustees approved, for all Putnam closed-end funds other than those subject to a proposed merger into an open-end fund such as Tax-Free Health Care Fund, a comprehensive program to conduct tender offers for up to 10% of the outstanding common shares. While such programs provide liquidity to selling shareholders and may enhance the total return to remaining shareholders by permitting participating closed-end funds to purchase shares at prices below net asset value, they also reduce the funds’ size. Putnam Management informed the Trustees that, if such programs continue to reduce asset size, Tax-Free Health Care Fund’s expense ratio may increase further and the management team may experience additional operational difficulties associated with managing a smaller fund. By contrast, as an open-end fund, Tax Exempt Income Fund has the opportunity for further growth of assets, which is not available to closed-end funds like Tax-Free Health Care Fund. While the Trustees noted that Tax Exempt Income Fund experienced approximately $155 million in outflows over the 12 months ended February 28, 2007 and no assurance can be given regarding future asset growth, the potential for growth of assets over the longer term may trigger breakpoint reductions in management fees and produce economies of scale, which may lead to a further reduced expense ratio and to the possibility of increased investment returns.

Operating Expenses

In evaluating the possible operating efficiencies of the combined fund after the merger, the Trustees considered the expected savings in annual fund operating expenses for shareholders of Tax-Free Health Care Fund. Putnam Management’s unaudited estimates of the funds’ expense ratios as of December 31, 2006 and the expected pro forma expense ratio based on combined assets of the funds as of the same date, are shown in the following table:

			Tax Exempt
		Tax Exempt	Income Fund
	Tax-Free	Income Fund	pro forma
	Health	(Class A	combined
	Care Fund	shares)	(Class A shares)

Management Fees	0.55%*	0.50%	0.50%

Distribution (12b-1)
Fees	—	0.20%**	0.21%**

Other Expenses	0.18%***	0.09%	0.08%

Total Annual Fund
Operating Expenses	0.73%	0.79%	0.79%

* As of February 28, 2007. Prior to January 1, 2006, Tax-Free Health Care Fund’s management fee was 0.65% ..

** This fee represents a blended rate and is paid at a rate equal to the weighted average of (i) 0.20% on the net assets of the fund attributable to class A shares purchased and paid for prior to April 1, 2005 and (ii) 0.25% on all other net assets of the fund attributable to class A shares.

*** Based on Tax-Free Health Care Fund’s expense accrual rates at December 31, 2006, which are higher than the expenses in the Annual Fund Operating Expenses table on page 12 based on Tax-Free Health Care Fund’s expenses incurred during its fiscal year ended May 31, 2006. See footnote *** to the Annual Fund Operating Expenses Table.

As shown in the table, following the merger, Class A shares of the combined fund are expected to have a slightly higher expense ratio than Tax-Free Health Care Fund’s current expenses. The Trustees noted, however, that the potential future costs associated with maintaining the closed-end structure for Tax-Free Health Care Fund in the face of significant shareholder activism and efforts to provide isolated liquidity events for shareholders, such as tender offers, were likely to increase the operating expenses of Tax-Free Health Care Fund. The Trustees also noted that one purpose of imposing Rule 12b-1 distribution fees is to retain and increase asset size of open-end funds, which in turn may further decrease expenses.

Transaction Costs

The Trustees took into account the expected approximate costs of the proposed merger, including proxy solicitation costs, accounting fees and legal fees. The Trustees weighed these costs, as well as the estimated portfolio transaction expenses described below, against the expected benefits of the proposed merger. The Trustees determined that Tax-Free Health Care Fund should bear the costs of the merger, to reflect the fact that the anticipated benefits of the merger to Tax-Free Health Care Fund shareholders significantly exceed the benefits to Tax Exempt Income Fund and its shareholders from the receipt of Tax-Free Health Care Fund’s assets in kind. The Trustees considered this arrangement to be justified in light of the expected advantages of the merger for shareholders of Tax-Free Health Care Fund. Accordingly, the funds are expected to bear these costs in the following approximate amounts:

	Tax-Free Health	Tax Exempt
	Care Fund	Income Fund

Proxy Solicitations	$55,417	—

Legal	$150,000	—

Audit	$21,200	—

SEC Filing	—	—

Total Transaction Costs	$226,617	—

Total Transaction Costs
(as % of Net Assets at
March 31, 2007)	0.12%	—

The Trustees noted that, in the merger, Tax Exempt Income Fund would receive Tax-Free Health Care Fund’s investment portfolio rather than cash, and would therefor obtain the potential benefits of increased size without bearing the brokerage expenses associated with making portfolio investments.

Tax Considerations

The Trustees took into account that the merger could be accomplished as a tax-free transaction, so that shareholders would not be required to realize gains on their investment if they opt to hold shares of Tax Exempt Income Fund. In their consideration of the tax effects of the proposed merger, using data as of December 31, 2006, the Trustees reviewed the historical and pro forma tax attributes of the funds and the effect of a hypothetical merger occurring as of that date on certain tax losses of the funds. The Trustees noted that, as of December 31, 2006, Tax-Free Health Care Fund had unrealized net gains of approximately $8 million, or roughly 4% of its NAV. As of December 31, 2006, taking into consideration the projected effect of another merger which closed in February, 2007, Tax Exempt Income Fund had unrealized net gains of approximately $80 million, or roughly 6% of its NAV. Following the merger, based on the above, the combined fund was expected to have built-in net gains equal to approximately $88 million, or roughly 6% of the NAV of the combined fund. Thus, as a result of the merger, shareholders of Tax-Free Health Care Fund were expected to be exposed to and potentially to bear a higher proportion of gains as a percentage of NAV than prior to the merger, but that the potential tax impact on Tax-Free Health Care Fund shareholders was not expected to be significant.

Other Factors

The Trustees also took into account a number of other factors, including: (1) Putnam Management’s representations and stated intentions regarding the positioning and marketing of the registered fund products it sponsors, and (2) the terms of the Agreement.

Agreement and Plan of Reorganization. The proposed merger will be governed by the Agreement, a copy of which is attached as Appendix A. The following discussion of the Agreement is qualified in its entirety by the full text of the Agreement. The Agreement provides that Tax Exempt Income Fund will acquire all of the assets of Tax-Free Health Care Fund in exchange for the assumption by Tax Exempt Income Fund of all of the liabilities of Tax-Free Health Care Fund and for the issuance of Merger Shares equal in value to the value of the transferred assets net of assumed liabilities. The shares will be issued on the next full business day (the “Exchange Date”) following the time as of which the funds’ shares are valued for determining net asset value for the proposed merger (4:00 p.m., Eastern time, on September 14, 2007, or such other date as may be agreed upon by the parties (the “Valuation Time”)).

Tax-Free Health Care Fund will sell all of its assets to Tax Exempt Income Fund, and in exchange, Tax Exempt Income Fund will assume all of the liabilities of Tax-Free Health Care Fund and deliver to Tax-Free Health Care Fund a number of full and fractional Merger Shares having an aggregate net asset value equal to the value of the assets of Tax-Free Health Care Fund less the value of the liabilities of Tax-Free Health Care Fund assumed by Tax Exempt Income Fund. Immediately following the Exchange Date, Tax-Free Health Care Fund will distribute, pro rata, to its shareholders of record as of the close of business on the Exchange Date the full and fractional Merger Shares it receives. As a result of the proposed merger, each shareholder of Tax-Free Health Care Fund will receive a number of Merger Shares equal in aggregate value at the Exchange Date to the net asset value of Tax-Free Health Care Fund shares held by the shareholder. This distribution will be accomplished by establishing an account on the share records of Tax Exempt Income Fund in the name of each Tax-Free Health Care Fund shareholder representing the number of full and fractional Merger Shares due the shareholder. New certificates for Merger Shares will be issued only upon written request.

The consummation of the proposed merger is subject to the conditions set forth in the Agreement. The Agreement may be terminated and the proposed merger abandoned at any time, before or after approval by shareholders of Tax-Free Health Care Fund, before the Exchange Date, by mutual consent of Tax Exempt Income Fund and Tax-Free Health Care Fund or, if any condition set forth in the Agreement has not been fulfilled and has not been waived by the party entitled to its benefits, by that party.

If shareholders of Tax-Free Health Care Fund approve the proposed merger, Tax-Free Health Care Fund will liquidate any of its portfolio securities that Tax Exempt Income Fund indicates it does not wish to acquire. The Agreement provides that this liquidation will be substantially completed before the Exchange Date, unless Tax-Free Health Care Fund and Tax Exempt Income Fund agree otherwise. Tax-Free Health Care Fund shareholders will bear the portfolio trading costs associated with this liquidation to the extent that it is completed before the Exchange Date. There can be no assurance that the liquidation will be accomplished before the Exchange Date. To the extent the liquidation is not accomplished before the Exchange Date, the costs of the liquidation will be borne by the shareholders of the combined fund, including current shareholders of Tax Exempt Income Fund. Putnam Management does not expect that Tax-Free Health Care Fund will make any significant dispositions of securities in connection with the proposed merger.

Except for the trading costs associated with the liquidation described above, the fees and expenses for the proposed merger and related transactions are estimated to be $226,617, all of which will be borne by Tax-Free Health Care Fund. However, to the extent that any payment by Tax-Free Health Care Fund of such fees or expenses would result in its disqualification as a “regulated investment company” within the meaning of Section 851 of the Internal Revenue Code of 1986, as amended (the “Code”), such fees and expenses will be paid directly by the party incurring them.

Description of the Merger Shares. Merger Shares will be issued to Tax-Free Health Care Fund’s shareholders in accordance with the Agreement. The Merger Shares are Class A shares of Tax Exempt Income Fund. Tax-Free Health Care Fund shareholders receiving Merger Shares will not pay an initial sales charge on the shares. Class A shares of Tax Exempt Income are subject to a 1.00% redemption fee (also referred to as a “short-term trading fee”) if redeemed (either by selling or exchanging into another fund) within seven days of the date of acquisition. The Merger Shares will be deemed to have been acquired on the date the merger is completed, regardless of how long an investor held his or her shares of Tax-Free Health Care Fund.

Tax Exempt Income Fund has adopted a distribution plan to pay for the marketing of Class A shares and for services provided to shareholders. The plan provides for payment to Putnam Retail Management of up to 0.35% on Class A shares at an annual rate based on average net assets. The fund’s Trustees currently limit payments on Class A to the current annual rate of 0.25% of average daily net assets attributable to Class A shares. This fee represents a blended rate and is paid at a rate equal to the weighted average of (i) 0.20% on the net assets of the fund attributable to Class A shares purchased and paid for prior to April 1, 2005 and (ii) 0.25% on all other net assets of the fund attributable to class A shares. The Merger Shares will be treated for this purpose as having been purchased after April 1, 2005. On the Exchange Date, Tax-Free Health Care Fund shareholders will receive Class A shares of Tax Exempt Income Fund as described above, and will not pay the sales charge otherwise attributable to Class A shares of Tax Exempt Income Fund, although the sales charge will apply to purchases of additional shares after the Merger is completed. Each Merger Share will be fully paid and nonassessable (but subject to the redemption fee described above) when issued, will be transferable without restriction, and will have no preemptive or conversion rights. Tax Exempt Income Fund may divide its shares, without shareholder approval, into two or more series of shares representing separate investment portfolios and may further divide any such series, without shareholder approval, into two or more classes of shares having such preferences and special or relative rights and privileges as the Trustees may determine. Tax Exempt Income Fund’s shares are currently divided into four classes of shares – Class A, Class B, Class C, and Class M. Only Class A shares will be distributed to Tax-Free Health Care Fund shareholders in connection with the merger. For more detail on other retail classes of Tax Exempt Income Fund’s shares, please refer to the enclosed Tax Exempt Income Fund Prospectus.

Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of Tax Exempt Income Fund. However, the Agreement and Declaration of Trust of Tax Exempt Income Fund disclaims shareholder liability for acts or obligations of Tax Exempt Income Fund and requires that notice of such disclaimer be given in each agreement, obligation or instrument entered into or executed by Tax Exempt Income Fund or its Trustees. The Agreement and Declaration of Trust provides for indemnification out of fund property for all loss and expense of any shareholder held personally liable for the obligations of Tax Exempt Income Fund. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which Tax Exempt Income Fund would be unable to meet its obligations. The likelihood of such circumstances is remote. The shareholders of Tax-Free Health Care Fund are currently subject to this same risk of shareholder liability.

Redemption Fee. A 1.00% redemption fee (also referred to as a “short-term trading fee”) applies to any Class A shares of Tax Exempt Income Fund that are redeemed (either by selling or exchanging into another fund) within seven days of the date of acquisition. This redemption fee will apply to the Merger Shares, and the Merger Shares will be deemed to have been acquired on the date the merger is completed, regardless of how long an investor held his or her shares of Tax-Free Health Care Fund.

It is possible that former Tax-Free Health Care Fund shareholders will wish to redeem their Merger Shares shortly after the merger. The Trustees believe that the redemption fee will reduce the impact of initial redemptions upon the operations of Tax Exempt Income Fund and its transfer agent and may offset some of the costs associated with meeting those redemption requests, including costs relating to liquidation of portfolio securities. The Trustees of Tax-Free Health Care Fund have determined that the redemption fee is reasonable in relation to the anticipated costs of such redemptions and to the benefits received by Tax-Free Health Care Fund’s shareholders in becoming shareholders of Tax Exempt Income Fund. The Trustees also believe that the redemption fee may discourage large numbers of redemption requests immediately following the merger, although there can be no guarantee that the fee will succeed in this respect.

The short-term trading fee is paid directly to the fund and is designed to offset brokerage commissions, market impact and other costs associated with short-term trading (including short-term redemptions associated with the proposed merger). The short-term trading fee will not apply in certain circumstances, such as redemptions in the event of shareholder death or post-purchase disability, redemptions from certain omnibus accounts, redemptions made as part of a systematic withdrawal plan, and redemptions in connection with periodic portfolio rebalancings of certain wrap accounts or automatic rebalancing arrangements entered into by

Putnam Retail Management and a dealer. The fee will not apply to shares sold or exchanged by a Section 529 college savings plan or a Putnam fund-of-funds, or to redemptions for the purpose of paying benefits pursuant to tax-qualified retirement plans. In addition, for investors in defined contribution plans administered by Putnam or a Putnam affiliate, the short-term trading fee applies only to exchanges of shares purchased by exchange, and will not apply to redemptions to pay distributions or loans from such plans, redemptions of shares purchased directly with contributions by a plan participant or sponsor and redemptions of shares purchased in connection with loan repayments. These exceptions may also apply to defined contribution plans administered by third parties that assess the fund’s short-term trading fee. For purposes of determining whether the short-term trading fee applies, the shares that were held the longest will be redeemed first. Some financial intermediaries, retirement plan sponsors or recordkeepers that hold omnibus accounts with the fund are currently unable or unwilling to assess the fund’s short-term trading fee. Some of these firms use different systems or criteria to assess fees that are currently higher than, and in some cases in addition to, the fund’s short-term trading fee.

The Trustees reserve the right to change the short-term trading fee applicable to Tax Exempt Income Fund’s shares in their discretion.

Federal Income Tax Consequences. As a condition to each fund’s obligation to consummate the transactions contemplated by the Agreement, the funds will receive a tax opinion from Ropes & Gray LLP, counsel to the funds (which opinion would be based on certain factual representations and certain customary assumptions), to the effect that, on the basis of the existing provisions of the Code, current administrative rules and court decisions, generally for federal income tax purposes:

(i) the acquisition by Tax Exempt Income Fund of substantially all of the assets of Tax-Free Health Care Fund solely in exchange for Merger Shares and the assumption by Tax Exempt Income Fund of liabilities of Tax-Free Health Care Fund followed by the distribution by Tax-Free Health Care Fund to its shareholders of Merger Shares in complete liquidation of Tax-Free Health Care Fund, all pursuant to the Agreement, constitutes a reorganization within the meaning of Section 368(a) of the Code, and Tax-Free Health Care Fund and Tax Exempt Income Fund each will be a “party to a reorganization” within the meaning of Section 368(b) of the Code;

(ii) under Section 361 of the Code, no gain or loss will be recognized by Tax-Free Health Care Fund upon the transfer of Tax-Free Health Care Fund’s assets to and the assumption of Tax-Free Health Care Fund’s liabilities by Tax Exempt Income Fund or upon the distribution of the Merger Shares to Tax-Free Health Care Fund’s shareholders in liquidation of Tax-Free Health Care Fund;

(iii) under Section 354 of the Code, no gain or loss will be recognized by shareholders of Tax-Free Health Care Fund on the exchange of their shares of Tax-Free Health Care Fund for Merger Shares;

(iv) under Section 358 of the Code, the aggregate tax basis of the Merger Shares received by Tax-Free Health Care Fund’s shareholders will be the same as the aggregate tax basis of Tax-Free Health Care Fund shares exchanged therefor;

(v) under Section 1223(1) of the Code, the holding periods of the Merger Shares received by the shareholders of Tax-Free Health Care Fund will include the holding periods of Tax-Free Health Care Fund shares exchanged therefor, provided that, at the time of the reorganization, Tax-Free Health Care Fund shares are held by such shareholders as capital assets;

(vi) under Section 1032 of the Code, no gain or loss will be recognized by Tax Exempt Income Fund upon the receipt of assets of Tax-Free Health Care Fund in exchange for Merger Shares and the assumption by Tax Exempt Income Fund of the liabilities of Tax-Free Health Care Fund;

(vii) under Section 362(b) of the Code, the tax basis in the hands of Tax Exempt Income Fund of the assets of Tax-Free Health Care Fund transferred to Tax Exempt Income Fund will be the same as the tax basis of such assets in the hands of Tax-Free Health Care Fund immediately prior to the transfer;

(viii) under Section 1223(2) of the Code, the holding periods of the assets of Tax-Free Health Care Fund in the hands of Tax Exempt Income Fund will include the periods during which such assets were held by Tax-Free Health Care Fund; and

(ix) Tax Exempt Income Fund will succeed to and take into account the items of Tax-Free Health Care Fund described in Section 381(c) of the Code, subject to the conditions and limitations specified in Sections 381, 382, 383 and 384 of the Code and regulations thereunder.

Ropes & Gray LLP will express no view with respect to the effect of the reorganization on any transferred asset as to which any unrealized gain or loss is required to be recognized at the end of a taxable year (or on the termination or transfer thereof) under federal income tax principles. The opinion will be based on certain factual certifications made by officers of Tax-Free Health Care Fund and Tax Exempt Income Fund and will also be based on customary assumptions. The opinion is not a guarantee that the tax consequences of the proposed merger would be as described above. The opinion may note and distinguish certain published precedent. There is no assurance that the Internal Revenue Service would agree with the opinion.

Before consummating the transactions contemplated by the Agreement, Tax-Free Health Care Fund will, and Tax Exempt Income Fund may, declare a distribution to shareholders that, together with all previous distributions, will have the effect of distributing to shareholders all of its investment company taxable income (computed without regard to the deduction for dividends paid) and net capital gains, including those realized on disposition of portfolio securities in connection with the proposed merger (after reduction by any available capital loss carryforwards). These distributions will be taxable to shareholders. For five years following consummation of the transaction contemplated by the Agreement (“closing”), Tax Exempt Income Fund will not be allowed to offset gains “built into” the assets of either fund participating in the transaction at the time of the Exchange Date. However, because, as of February, 28, 2007, each fund had a rather modest amount of capital loss carryforwards, this limitation does not present a significant problem.

Tax Exempt Income Fund will file the tax opinion with the SEC shortly after the completion of the proposed merger. This description of the federal income tax consequences of the proposed merger is made without regard to the particular facts and circumstances of any shareholder. Shareholders are urged to consult their own tax advisors as to the specific consequences to them of the proposed merger, including the applicability and effect of state, local and other tax laws.

Capitalization. The following table shows on an unaudited basis the capitalization of the funds as of March 31, 2007, and on a pro forma combined basis, giving effect to the proposed merger as of that date:

				Tax Exempt
				Income Fund
		Tax Exempt		(Class A) Pro
	Tax-Free Health	Income Fund	Pro Forma	Forma
	Care Fund	(Class A shares)	Adjustment	Combined

Net assets
(in thousands)	$191,716	$1,243,834	$(227)*	$1,435,323

Shares outstanding
(in thousands)	13,436	142,181	8,449	164,066**

Net asset value per share	$14.27	$8.75	—	$8.75

* Pro forma combined net assets reflect estimated proxy, legal and accounting merger-related costs of $226,617 to be borne by Tax-Free Health Care Fund.

** Reflects the issuance of an estimated 21,884,445 Class A shares of Tax Exempt Income Fund in a tax-free exchange for the net assets of Tax-Free Health Care Fund as of March 31, 2007, less anticipated expenses, divided by the net asset value per Class A share of Tax Exempt Income Fund on that date.

Differences between the rights of Tax-Free Health Care Fund shareholders and Tax Exempt Income Fund shareholders. The differences between the rights of shareholders of Tax-Free Health Care Fund and those of the Tax Exempt Income Fund relate primarily to the respective characteristics of the funds as closed-end and open-end investment companies.

Tax-Free Health Care Fund is registered as a “closed-end” investment company under the 1940 Act. Closed-end investment companies generally neither redeem their outstanding shares nor engage in the ongoing sale of new shares, and thus operate with a relatively fixed capitalization. Shares of closed-end investment companies normally are bought and sold on national securities exchanges. Tax-Free Health Care Fund’s shares currently are traded on the NYSE and during the last few years have traded at a discount from net asset value, although at other times these shares traded at a premium above net asset value.

Tax Exempt Income Fund is registered as an “open-end” investment company under the 1940 Act. Open-end investment companies are commonly referred to as “mutual funds” and generally issue redeemable securities on an ongoing basis. Tax Exempt Income Fund is engaged in a continuous offering of its shares of beneficial interest. Class A shares are sold at the Fund’s current net asset value per share subject to a sales charge of up to 3.75% of the offering price and may be subject to deferred sales charges upon redemption depending on the size of a purchase and the timing of the redemption. Shareholders of Tax Exempt Income Fund may at any time surrender their shares to Tax Exempt Income Fund and receive in return the net asset value of these shares (less any deferred sales charge and the redemption fee, if applicable).

In addition to the methods of acquiring and disposing of shares and their potential impact on portfolio management, there are a number of other differences between the funds which shareholders of Tax-Free Health Care Fund considering the proposed merger should take into account:

(i) EFFECT OF REDEMPTION RIGHT ON VALUE OF SHARES. As stated above, Tax-Free Health Care Fund shareholders who receive the Merger Shares pursuant to the Agreement may redeem shares at net asset value (subject to the redemption fee, if applicable), effectively eliminating any discount at which Tax-Free Health Care Fund shares then trade. Tax-Free Health Care Fund shareholders should note, however, that ownership of the Merger Shares also precludes the possibility, which is inherent in ownership of shares of a closed-end investment company, of ever receiving a premium over net asset value.

(ii) SHAREHOLDER SERVICES. Shareholders of Tax Exempt Income Fund may participate in an exchange privilege allowing them to exchange their shares for shares of certain other Putnam funds. They may also arrange for Tax Exempt Income Fund to set up various tax qualified retirement plans and make systematic investments in its shares by automatic deduction from bank checking or savings accounts. None of these services currently is available to shareholders of Tax-Free Health Care Fund.

(iii) DIVIDEND REINVESTMENT PLAN OF TAX-FREE HEALTH CARE FUND. For the period prior to the proposed merger, shareholders of Tax-Free Health Care Fund participating in its Dividend Reinvestment Plan (the “Plan”) will continue to have their dividends reinvested in shares of Tax-Free Health Care Fund in accordance with the Plan unless they elect otherwise. The Plan is expected to be suspended, however, with respect to any dividend payable before the Exchange Date, beginning with the regular monthly dividend payable in August 2007. Any such dividend will be paid to Plan participants in cash. Following the merger, former shareholders of Tax-Free Health Care Fund who participated in the Plan will have dividends on the Merger Shares reinvested in shares of Tax Exempt Income Fund at net asset value. Since Tax Exempt Income Fund is an open-end investment company, it will no longer be possible for former shareholders of Tax-Free Health Care Fund to have their dividends reinvested at less than net asset value.

(iv) SHAREHOLDER MEETINGS. The NYSE listing regulations require that Tax-Free Health Care Fund hold annual shareholder meetings. Tax Exempt Income Fund is not required to, and does not as a matter of course, hold such annual meetings, although shareholders holding at least 10% of the outstanding shares entitled to vote have the right to call a meeting to elect or remove Trustees, or to take other actions as are provided for in the Agreement and Declaration of Trust. In addition, Tax Exempt Income Fund has voluntarily undertaken to hold a shareholder meeting at which the Board of Trustees would be elected at least every five years beginning in 2004. The proposed merger would eliminate the need for Tax-Free Health Care Fund’s annual meetings and consequently would save the costs of preparing proxy materials and soliciting shareholders’ votes on the proposals contained therein.

IV. Information about the Funds

Both Tax-Free Health Care Fund and Tax Exempt Income Fund are Massachusetts business trusts. Tax-Free Health Care Fund is a diversified, closed-end management investment company that was organized on June 16, 1992, and Tax Exempt Income Fund is a diversi-fied, open-end management investment company that was organized on September 16, 1976.

Financial Highlights. The financial highlights tables are intended to help you understand the funds’ recent financial performance. Certain information reflects financial results for a single fund share. The total returns represent the rate that an investor would have earned or lost on an investment in the relevant fund, assuming reinvestment of all dividends and distributions. This information has been derived from the funds’ financial statements. The financial statements for the fiscal year ended May 31, 2006 and the four preceding fiscal years of the Tax-Free Health Care Fund have been audited by KPMG LLP (excluding the unaudited information for this fund for the six months ended November 30, 2006). Its report and the fund’s financial statements for the past five fiscal years are included in the fund’s annual report to shareholders, which is available upon request. For Tax Exempt Income Fund’s last five fiscal years, its financial statements have been audited by KPMG LLP (excluding the unaudited information for this fund for the six months ended March 31, 2007). Its report and the fund’s financial statements are included in the fund’s annual report to shareholders, which is available upon request.

Putnam Tax Exempt Income Fund

Financial highlights
(For a Class A share outstanding throughout the period)
Per-Share Operating Performance
	Six months
	ended
	(unaudited)			Year ended
	3/31/07	9/30/06	9/30/05	9/30/04	9/30/03	9/30/02

Net asset value, beginning of period	$8.79	$8.84	$8.85	$8.86	$8.88	$8.84

Investment operations:
Net investment income	$0.19	$0.37	$0.38	$0.39	$0.42	$0.45
Net realized and unrealized gain (loss)
on investments	$(0.05)	$(0.05)	$(0.01)	$(0.01)	$(0.02)	$0.03

Total from investment operations	$0.14	$0.32	$0.37	$0.38	$0.40	$0.48

Less distributions:
From net investment income	$(0.18)	$(0.37)	$(0.38)	$(0.39)	$(0.42)	$(0.44)

Total distributions	$(0.18)	$(0.37)	$(0.38)	$(0.39)	$(0.42)	$(0.44)

Redemption fees	—(c)	— (c)	— (c)	—	—	—

Net asset value, end of period	$8.75	$8.79	$8.84	$8.85	$8.86	$8.88

Total return at net asset value (%)(a)	1.63*	3.79	4.28	4.45	4.62	5.67

Ratios and Supplemental Data
Net assets, end of period
(in thousands)	$1,243,834	$1,166,380 $1,243,915		$1,318,059	$1,602,849 $1,704,023

Ratio of expenses to average
net assets (%)(b)	0.40*	0.79	0.79	0.83	0.82	0.81

Ratio of net investment income
to average net assets (%)	2.11%*	4.28%	4.29%	4.48%	4.80%	5.09%

Portfolio turnover (%)	9.01%*	12.41%	13.13%	32.64%	24.20%	17.70%

* Not annualized.

(a) Total return assumes dividend reinvestment and does not reflect the effect of sales charges.

(b) Includes amounts paid through expense offset arrangements.

(c) Amount represents less than $0.01 per share

44	45

Putnam Tax-Free Health Care Fund

Financial Highlights
(For a common share outstanding throughout the period)

Per Share Operating Performance
	Six months
	ended
	(unaudited)					Year ended
	11/30/06	5/31/06	5/31/05	5/31/04	5/31/03	5/31/02	5/31/01	5/31/00	5/31/99	5/31/98	5/31/97

Net asset value, beginning of period	$14.06	$14.16	$13.71	$14.15	$13.61	$13.48	$13.18	$14.50	$15.02	$14.56	$14.11

Investment operations:
Net investment income (a)	$0.29	$0.55	$0.58	$0.68	$0.74	$0.80	$.0.79	$.0.85	$.0.89	$.0.91	$.0.93
Net realized and unrealized gain
(loss) on investments	$0.27	$(0.15)	$0.46	$(0.45)	$0.49	$0.10	$0.40	$(1.26)	$(0.46)	$0.50	$0.42

Total from investment operations	$0.56	$0.40	$1.04	$0.23	$1.23	$0.90	$1.19	$(0.41)	$0.43	$1.41	$1.35

Less distributions:
From net investment income	$(0.27)	$(0.54)	$(0.59)	$(0.67)	$(0.69)	$(0.77)	$(0.89)	$(0.91)	$(0.90)	$(0.91)	$(0.90)

From net realized gain on investments	—	—	—	—	—	—	—	—	$(0.05)	$(0.04)	—

Total distributions	$(0.27)	$(0.54)	$(0.59)	$(0.67)	$(0.69)	$(0.77)	$(0.89)	$(0.91)	$(0.95)	$(0.95)	$(0.90)

Increase from shares repurchased	$0.02	$0.04	—	—	—	—	—	—	—	—	—

Net asset value, end of period	$14.37	$14.06	$14.16	$13.71	$14.15	$13.61	$13.48	$13.18	$14.50	$15.02	$14.56

Market price, end of period	$13.15	$12.06	$12.21	$11.75	$12.49	$11.99	$13.11	$11.75	$14.56	$14.50	$14.13

Total return at market price (%)(b)	11.39*	3.20	9.07	(0.64)	10.22	(2.86)	19.40	(13.19)	6.89	9.47	11.68

46	47

Ratios and Supplemental Data

	Six months
	ended
	(unaudited)						Year ended
	11/30/06	5/31/06	5/31/05	5/31/04	5/31/03	5/31/02	5/31/01	5/31/00	5/31/99	5/31/98	5/31/97

Net assets, end of period
(in thousands)	$193,097	$190,480	$195,457	$189,311	$195,334	$187,886	$186,173	$181,991	$200,148	$207,331	$200,987

Ratio of expenses to average
net assets (%)(c)	0.38*	0.86	0.83	0.82	0.84	0.88	0.89	0.88	0.90	0.89	0.90

Ratio of net investment income
to average net assets (%)	2.02*	3.90	4.14	4.86	5.35	5.84	5.91	6.19	5.98	6.11	6.45

Portfolio turnover (%)	10.01*	14.55	36.22	24.24	25.46	19.71	12.01	12.37	8.53	16.25	7.92

* Not annualized.

(a) Per share net investment income has been determined on the basis of the weighted average number of common shares outstanding during the period.

(b) Total return assumes dividend reinvestment.

(c) Includes amounts paid through expense offset arrangements.

48	49

Investment Restrictions. Each fund has adopted certain investment restrictions that may not be changed without the affirmative vote of a “majority of the outstanding voting securities” of the fund, which is defined in the 1940 Act to mean the affirmative vote of the lesser of (1) more than 50% of the outstanding shares of the fund, or (2) 67% or more of the shares present at a meeting if more than 50% of the outstanding shares of the fund are represented at the meeting in person or by proxy. Tax Exempt Income Fund may not:

1) Borrow money in excess of 33% of the value of its total assets (not including the amount borrowed) at the time the borrowing is made.

2) Underwrite securities issued by other persons except to the extent that, in connection with the disposition of its portfolio investments, it may be deemed to be an underwriter under federal securities laws.

3) Purchase or sell real estate, although it may purchase securities of issuers which deal in real estate, securities which are secured by interests in real estate, and securities which represent interests in real estate, and it may acquire and dispose of real estate or interests in real estate acquired through the exercise of its rights as a holder of debt obligations secured by real estate or interests therein.

4) Purchase or sell commodities or commodity contracts, except that the fund may purchase and sell financial futures contracts and options and may enter into foreign exchange contracts and other financial transactions not involving physical commodities.

5) Make loans, except by purchase of debt obligations in which the fund may invest consistent with its investment policies (including without limitation debt obligations issued by other Putnam funds), by entering into repurchase agreements, or by lending its portfolio securities.

6) With respect to 75% of its total assets, invest in securities of any issuer if, immediately after such investment, more than 5% of the total assets of the fund (taken at current value) would be invested in the securities of such issuer; provided that this limitation does not apply to obligations issued or guaranteed as to interest or principal by the U.S. government or its agencies or instrumentalities or to securities issued by other investment companies.

7) Purchase securities (other than securities of the U.S. government, its agencies or instrumentalities or tax-exempt securities, except tax-exempt securities backed only by the assets and revenues of nongovernmental issuers) if, as a result of such purchase, more than 25% of the fund’s total assets would be invested in any one industry.

8) With respect to 75% of its total assets, acquire more than 10% of the outstanding voting securities of any issuer.

9) Issue any class of securities which is senior to the fund’s shares of beneficial interest, except for permitted borrowings.

Tax-Free Health Care Fund shares the same fundamental investment restrictions with respect to restrictions 2), 3), 4) and 5) above. However, Tax-Free Health Care Fund substitutes the following for Tax Exempt Income Fund’s restrictions 1), 6), 7), and 9) above, so that Tax-Free Health Care Fund may not:

1) Borrow money or issue senior securities, except as permitted by (i) the 1940 Act, (ii) the rules or regulations promulgated by the Securities and Exchange Commission under the 1940 Act or (iii) any applicable exemption from the provisions of the 1940 Act.

6) With respect to 75% of its total assets, invest in the securities of any issuer if, immediately after such investment, more than 5% of the total assets of the fund (taken at current value) would be invested in the securities of such issuer; provided that this limitation does not apply to obligations issued or guaranteed as to interest or principal by the U.S. government or its agencies or instrumentalities.

7) Purchase securities (other than securities of the U.S. government, its agencies or instrumentalities or tax-exempt securities, except tax-exempt securities backed only by the assets and revenues of nongovernmental issuers) if, as a result of such purchase, more than 25% of the fund’s total assets would be invested in any one industry, other than health care tax-exempt securities.

9) Borrow money or issue senior securities, except as permitted by (i) the 1940 Act, (ii) the rules or regulations promulgated by the Securities and Exchange Commission under the 1940 Act or (iii) any applicable exemption from the provisions of the 1940 Act.

The following non-fundamental policy of Tax Exempt Income Fund, which may be changed by the Trustees without shareholder approval, does not have a corresponding counterpart in Tax-Free Health Care Fund.

1) Tax Exempt Income Fund will not invest in (a) securities which are not readily marketable, (b) securities restricted as to resale (excluding securities determined by the Trustees of the fund (or the person designated by the Trustees of the fund to make such determinations) to be readily marketable), and (c) repurchase agreements maturing in more than seven days, if, as a result, more than 15% of the fund’s net assets (taken at current value) would be invested in securities described in (a), (b) and (c).

All percentage limitations on investments (other than pursuant to non-fundamental restriction (1)) will apply at the time of the making of an investment and shall not be considered violated unless an excess or deficiency occurs or exists immediately after and as a result of such investment.

The following non-fundamental policies of Tax-Free Health Care Fund, which may be changed by the Trustees without shareholder approval, do not have corresponding counterparts in Tax Exempt Income Fund.

1) Tax-Free Health Care Fund will normally invest at least 70% of its assets in securities rated investment-grade by a rating agency and in non-rated securities determined by Putnam to be of comparable quality, provided that at least 65% of the fund’s assets will normally be invested in securities rated investment-grade by a rating service and in non-rated prefunded securities that are secured by payments from escrowed securities and determined by Putnam to be of comparable quality.

2) Under normal market conditions, the Fund will invest at least 80% of its net assets in the health care sector. The health care sector includes hospitals, nursing homes, mental health care facilities, rehabilitation centers, and other public, nonprofit, or similar entities principally engaged in providing services for the treatment or prevention of diseases, disorders, or other medical conditions.

Under current market conditions, the Fund does not expect that it will invest in so-called “life-care” facilities.

The similarity in the funds’ investment objectives, policies and restrictions allows them to be managed similarly by the same team of investment professionals. In recent years, there has been no practical effect on the funds due to differences in their investment restrictions, other than Tax Exempt Income Fund’s lack of emphasis on investments in the health care sector.

Management. Each fund’s Trustees oversee the general conduct of each fund’s business. The funds have the same Trustees. The Trustees have retained Putnam Management to be each fund’s investment manager, responsible for making investment decisions for each fund and managing each fund’s other affairs and business. The basis for the

Trustees’ approval of Tax-Free Health Care Fund’s management and administrative services contracts and the sub-management contract described below is discussed in that fund’s semiannual report to shareholders dated November 30, 2006. The basis for the Trustees’ approval of Tax Exempt Income Fund’s management contract is discussed in that fund’s semiannual report to shareholders dated March 31, 2007.

Putnam Management is paid for management and investment advisory services to Tax-Free Health Care Fund quarterly based on the “average weekly net assets” of the fund. “Average weekly net assets” is defined to mean the average of the weekly determinations of the difference between the total assets of the fund (including any assets attributable to leverage for investment purposes through incurrence of indebtedness) and the total liabilities of the fund (excluding liabilities incurred in connection with leverage for investment purposes). For the fiscal year ended May 31, 2006, Tax-Free Health Care Fund paid these fees at the combined annual rate of 0.61% of average weekly net assets (after applicable waivers). (Effective January 1, 2006, Tax-Free Health Care Fund’s management fee rate was reduced to 0.55% .) Information for the fiscal year ended May 31, 2007 was not available as of the date of this Prospectus/Proxy Statement.

Tax Exempt Income Fund pays Putnam Management a quarterly management fee based on the average net assets of each fund. For the last fiscal year (ended September 30, 2006), Tax Exempt Income Fund paid this fee at the annual rate of 0.50% of average net assets (after applicable waivers).

Putnam Management is a subsidiary of Putnam Investments Trust, a Massachusetts business trust owned by Putnam, LLC, which is also the parent company of Putnam Retail Management Limited Partnership, Putnam Advisory Company, LLC and Putnam Fiduciary Trust Company. Putnam, LLC, which generally conducts business under the name Putnam Investments, is a wholly-owned subsidiary of Putnam Investments Trust, a holding company that, except for a minority stake owned by employees, is owned by Marsh & McLennan Companies, Inc., a publicly-owned holding company whose principal businesses are international insurance and reinsurance brokerage, employee benefit consulting and investment management.

On February 1, 2007, Marsh & McLennan Companies, Inc. announced that it had signed a definitive agreement to sell its ownership interest in Putnam Investments Trust, the parent company of Putnam Management and its affiliates, to Great-West Lifeco Inc. Great-West Lifeco Inc. is

a financial services holding company with operations in Canada, the United States and Europe and is a member of the Power Financial Corporation group of companies. Power Financial Corporation, a global company with interests in the financial services industry, is a subsidiary of Power Corporation of Canada, a financial, industrial, and communications holding company. This transaction, which is subject to regulatory approvals and other conditions, is currently expected to be completed during the summer of 2007.

Investment management team. Putnam Management’s investment professionals are organized into investment management teams, with a particular team dedicated to a specific asset class. The members of Tax Exempt Fixed-Income Team manage the investments of both Tax Exempt Income Fund and Tax-Free Health Care Fund. The names of all team members can be found at www.putnam.com.

The team members identified below as each fund’s Portfolio Leader and Portfolio Members coordinate the team’s efforts related to both Tax Exempt Income Fund and Tax-Free Health Care Fund and are primarily responsible for the day-to-day management of each fund’s portfolio. While the same individuals serve on both teams, Thalia Meehan serves as the Portfolio Leader for Tax Exempt Income Fund and Paul Drury serves as the Portfolio Leader for Tax-Free Health Care Fund. In addition to these individuals, the team also includes other investment professionals, whose analysis, recommendations and research inform investment decisions made for the funds.

			Positions Over
Portfolio Leader	Joined Funds	Employer	Past Five Years

Thalia Meehan	2006	Putnam Management	Portfolio Leader –
		1989 – Present	Tax Exempt Income
			Fund, Tax Exempt
			Fixed Income Team

			Previously, Director,
			Tax Exempt
			Research

			Positions Over
Portfolio Members	Joined Funds	Employer	Past Five Years

Paul Drury	2002	Putnam Management	Portfolio Leader –
		1989 – Present	Tax-Free Health
			Care Fund, Tax
			Exempt Specialist

			Previously, Portfolio
			Manager;
			Senior Trader

Brad Libby	2006	Putnam Management	Tax Exempt
		2001 – Present	Specialist

			Previously, Analyst

Susan McCormack	2002	Putnam Management	Tax Exempt
		1994 – Present	Specialist

			Previously,
			Portfolio Manager

The Tax Exempt Income Fund Prospectus provides additional information about these individuals’ compensation and ownership of Tax Exempt Income Fund shares. For more information on the other accounts that these individuals manage, see the SAI.

The funds pay all expenses not assumed by Putnam Management, including Trustees’ fees, auditing, legal, custodial, investor servicing and shareholder reporting expenses. The funds also reimburse Putnam Management for the compensation and related expenses of certain fund officers and their staff who provide administrative services; this total reimbursement is determined annually by the Trustees.

Effective January 1, 2007, the funds retained State Street Bank and Trust Company, 2 Avenue de Lafayette, Boston, Massachusetts 02111 and 225 Franklin Street, Boston, MA 02110, as their custodian. State Street also provides certain administrative pricing and bookkeeping services. Putnam Fiduciary Trust Company, the funds’ previous custodian, is managing the transfer of the funds’ assets to State Street. State Street is responsible for safeguarding and controlling the funds’ cash and securities, handling the receipt and delivery of securities, collecting interest and dividends on the funds’ investments, serving as the funds’ foreign custody manager, providing 54 reports on foreign securities depositaries, making payments covering the expenses of the funds and performing other administrative duties. State Street does not determine the investment policies of the funds or decide which securities the funds will buy or sell. State Street has a lien on the funds’ assets to secure charges and advances made by it. PFTC will remain custodian with respect to each fund’s assets until the assets are transferred, performing similar services to those described for State Street. PFTC may employ one or more sub-custodians in fulfilling its responsibilities. The funds pay State Street and PFTC an annual fee based on the funds’ assets held with each of them and on securities transactions processed by each of them and reimburses them for certain out-of-pocket expenses. In addition to the fees the funds pay to PFTC for providing custody services, the funds will make additional payments to PFTC in 2007 for managing the transition of custody services from PFTC to State Street and for providing oversight services. The funds may from time to time enter into brokerage arrangements that reduce or recapture fund expenses, including custody expenses. The funds also have an offset arrangement that may reduce the funds’ custody fee based on the amount of cash maintained by their custodian. Putnam Investor Services, P.O. Box 41203, Providence, Rhode Island 02940-1203, a division of Putnam Fiduciary Trust Company, is the investor servicing, transfer and dividend disbursing agent for the funds.

Description of Fund Shares. The Trustees of each fund have authority to issue shares of beneficial interest without par value in such amounts, classes and series as may be provided for in the Bylaws.

The outstanding shares of each fund, and the Merger Shares, when issued and sold, will be fully paid and non-assessable by the fund. The outstanding shares of each fund have, and the Merger Shares will have, no preemptive, conversion, exchange or redemption rights. Each share of a fund has one vote, with fractional shares voting proportionately, and is freely transferable.

Common shares of Tax-Free Health Care Fund are traded on the NYSE, with an average weekly trading volume for the year ended December 31, 2006 of 99,446 shares.

Set forth below is information about Tax-Free Health Care Fund’s securities as of April 30, 2007:

Tax-Free Health Care Fund
	Amount	Amount	Amount
Title of Class	Authorized	Held by Fund	Outstanding

Common Shares	unlimited	0	13,435,771

Trading discounts and repurchase of shares. Because Tax-Free Health Care Fund is a closed-end investment company, its shareholders do not have the right to redeem their shares. Shares of Tax-Free Health Care Fund trade in the open market at a price which is a function of several factors, including yield and net asset value of the shares and the extent of market activity. Shares of closed-end investment companies frequently trade at a discount from net asset value, but in some cases trade at a premium. When a fund repurchases its shares at a price below their net asset value, the net asset value of those shares that remain outstanding will be increased, but this does not necessarily mean that the market price of those outstanding shares will be affected either positively or negatively.

The Trustees carefully monitor the trading prices of Tax-Free Health Care Fund’s shares, recognizing that trading prices and discounts fluc-tuate over time. At times when the fund trades at a material discount for an extended period of time, the Trustees may examine possible factors contributing to the situation and consider a broad range of possible actions in an effort to reduce or eliminate the discount. Such actions that could be implemented consistent with Tax-Free Health Care Fund’s closed-end structure might include:

• Communications with the marketplace regarding the benefits of  investing in the fund in an effort to increase investor demand for the fund’s shares;

• Repurchases by the fund of its shares at prevailing market prices; and

• Tender offers by the fund to repurchase its shares at net asset value (or at a price above market and below net asset value).

It is possible that these actions may have a temporary effect on a fund’s trading discount, but industry experience suggests that they generally have little, if any, long term impact. Repurchases of shares, whether in the market or in tender offers, reduce the fund’s size and may result in an increase in the fund’s expense ratio. To the extent that shares are repurchased at prices below net asset value, such repurchases would also enhance the net asset value of the fund’s shares and the total return for the remaining shareholders. The Trustees have authorized share repurchases by certain Putnam closed-end funds on past occasions. More recently, in October 2005 and through subsequent actions, the Trustees authorized all of the Putnam closed-end funds, including Tax-Free Health Care Fund, to repurchase up to 10% of their outstanding shares at market prices through October 2007. Under that repurchase program, Tax-Free Health Care Fund repurchased shares representing less than 2% of the fund’s net assets during the period from October 2005 through February 2007. In February 2007, the repurchase program was suspended with respect to Tax-Free Health Care Fund. On February 9, 2007, the Trustees approved, for all Putnam closed-end funds other than those (such as the Tax-Free Health Care Fund) then subject to an open-ending merger proposal, a comprehensive program to conduct tender offers for up to 10% of the outstanding common shares. The Trustees may consider that alternative in the future with respect to one or more closed-end funds (including Tax-Free Health Care Fund) should the proposed merger not be completed.

See “—Trading Information,” on page 62.

Determination of net asset value. The net asset value per share of each class of each fund equals the total value of its assets, less its liabilities, divided by the number of its outstanding shares. Shares are only valued as of the close of regular trading on the NYSE each day the exchange is open.

Each fund values its investments for which market quotations are readily available at market value. They value all other investments and assets at their fair value. The fair value determined for an investment may differ from recent market prices for the investment.

Each fund’s tax-exempt investments are generally valued at fair value on the basis of valuations provided by an independent pricing service approved by the applicable fund’s Trustees. Such services determine valuations for normal institutional-size trading units of such securities using information with respect to transactions in the bond being valued, quotations from bond dealers, market transactions in comparable securities and various relationships, generally recognized by institutional traders, between securities in determining value.

Dividend reinvestment plan. Tax-Free Health Care Fund offers a dividend reinvestment plan (as defined above, the “Plan”). If a shareholder has elected to participate in the Plan, all income dividends and capital gains distributions are automatically reinvested in additional shares of the fund. Reinvestment transactions are executed by Investors Bank and Trust Company, 200 Clarendon Street, Boston, MA (617-937-6300) (the “Plan Agent”). If a shareholder is not participating in the Plan, every month the shareholder will receive all dividends and/or capital gains distributions in cash, paid by check and mailed directly to the shareholder. If a shareholder would like to participate in the Plan, the shareholder may instruct Putnam Investor Services (which provides certain administrative and bookkeeping services to the Plan) to enroll the shareholder. The Plan Agent will automatically reinvest subsequent distributions, and Putnam Investor Services will send the shareholder a confirmation in the mail telling the shareholder how many additional shares were credited to the shareholder’s account. Tax-Free Health Care Fund’s shareholders are automatically enrolled in the Plan unless they elect not to participate. Shareholders may contact Putnam Investor Services either in writing, at P.O. Box 41203, Providence, RI 02940-1203, or by telephone at 1-800-225-1581 during normal East Coast business hours.

The Plan Agent will buy fund shares for participating accounts in the open market. The acquisition cost of these shares may be higher or lower than the net asset value of the fund’s shares at the time of the reinvestment.

Participants may withdraw from the Plan at any time by notifying Putnam Investor Services, either in writing or by telephone. There is no penalty for withdrawing from or not participating in the Plan.

Putnam Investor Services maintains all participants’ accounts in the Plan on behalf of the Plan Agent and furnishes written confirmation of all transactions, including information needed by participants for tax records. Each participant’s shares will be held by Putnam Investor Services in the participant’s name, and each participant’s proxy will include those shares purchased through the Plan.

There are no brokerage charges applied to shares issued directly by a fund as a result of dividends or capital gains distributions. However, each participant pays a proportionate share of brokerage commissions incurred when the Plan Agent purchases additional shares on the open market, in accordance with the Plan. In each case, the cost of shares purchased for each participant’s account will be the average cost (including brokerage commissions) of any shares so purchased, plus the cost of any shares issued by a fund. If a participant instructs the Plan Agent to sell the participant’s shares, the participant will incur brokerage commissions for the sale.

Reinvesting dividends and capital gains distributions in shares of Tax-Free Health Care Fund does not relieve a participant of tax obligations, which are the same as if the participant had received cash distributions. Putnam Investor Services supplies tax information to the participant and to the IRS annually and complies with all IRS withholding requirements. The fund reserves the right to amend the Plan to include service charges, to make other changes or to terminate the Plan upon 30 days’ written notice.

If a shareholder’s shares are held in the name of a broker or nominee offering a dividend reinvestment service, the shareholder should consult the shareholder’s broker or nominee to ensure that an appropriate election is made on the shareholder’s behalf. If the broker or nominee holding the shareholder’s shares does not provide a reinvestment service, the shareholder may need to register the shareholder’s shares in the shareholder’s own name in order to participate in the Plan.

In situations where a bank, broker or nominee holds shares for others, the Plan will be administered according to instructions and information provided by the bank, broker or nominee.

Dividends and distributions. Each fund has a policy to make monthly distributions to shareholders from net investment income. Each fund distributes any net realized capital gains annually.

To permit each fund to maintain a more stable monthly distribution, each fund may from time to time pay out less than the entire amount of available net investment income to shareholders earned in any particular period. Any such amount retained by a fund would be available to stabilize future distributions. As a result, the distributions paid by a fund for any particular period may be more or less than the amount of net investment income actually earned by that fund during such period. Both funds intend, however, to make such distributions as are necessary to maintain qualification as a regulated investment company.

Shareholders of Tax-Free Health Care Fund may have their dividend or distribution checks sent to parties other than themselves. A “Dividend Order” form is available from Putnam Investor Services, mailing address: P.O. Box 41203, Providence, Rhode Island 02940-1203. After Putnam Investor Services receives this completed form with all registered owners’ signatures guaranteed, the shareholder’s distribution checks will be sent to the bank or other person that the shareholder has designated.

For more information on dividend options for Tax Exempt Income Fund, please refer to “Fund Distributions and Taxes” in the Tax Exempt Income Fund Prospectus. For information concerning the tax treatment of dividends and distributions to shareholders, see the discussion under “Taxation” below.

Tax-Free Health Care Fund’s Agreement and Declaration of Trust and Bylaws. Tax-Free Health Care Fund’s amended Agreement and Declaration of Trust includes provisions that could have the effect of limiting the ability of other entities or persons to acquire control of the fund, or to cause it to engage in certain transactions or to modify its structure. The affirmative vote of at least two-thirds of the outstanding shares of Tax-Free Health Care Fund is required to authorize any of the following actions:

(1) merger or consolidation of the fund,

(2) sale, lease or exchange of all or substantially all of the assets of the fund,

(3) termination of the fund by shareholders,

(4) conversion of the fund to an open-end investment company, or

(5) amendment of the Agreement and Declaration of Trust to reduce the two-thirds vote required to authorize the actions in (1) through (4) above.

With respect to any of the actions listed in (1) through (4) above, if authorized by the affirmative vote of two thirds of the total number of Trustees, the vote of a majority of the fund’s shares entitled to vote serves as sufficient authorization for the action.

The Trustees have determined that the voting requirements described above, which are greater than the minimum requirements under the 1940 Act, are in the best interests of Tax-Free Health Care Fund and its shareholders generally. Reference is made to the Agreement and Declaration of Trust of Tax-Free Health Care Fund, on file with the SEC, for the full text of these provisions.

These provisions could have the effect of depriving shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging a third party from seeking to obtain control of a fund in a tender offer or similar transaction and could have the net effect of inhibiting the fund’s conversion to open-end status.

Taxation. For federal income tax purposes, distributions of investment income are taxable as ordinary income. Taxes on distributions of capital gains are determined by how long a fund owned the investments that generated them, rather than how long you have owned your shares. Distributions are taxable to you even if they are paid from income or gains earned by a fund before your investment (and thus were included in the price you paid). Properly designated distribution of gains from investments that a fund owned for more than one year are taxable as long-term capital gains. Distributions of gains from investments that a fund owned for one year or less and gains on the sale of bonds characterized as market discount are taxable as ordinary income. Distributions are taxable whether you receive them in cash or reinvest them in additional shares.

Distributions by a fund to retirement plans that qualify for tax exempt treatment under federal income tax laws will not be taxable. Special rules apply to investments through such plans.

You should consult your tax advisor for more information on your own tax situation, including possible foreign, state and local taxes.

Trading Information. The following chart shows unaudited quarterly per share trading information for the past two fiscal years of Tax-Free Health Care Fund, as listed on the NYSE:

Tax-Free Health Care Fund
					Premium or
Quarter	Market High	Market Low	Closing Market		(Discount) to
Ended	Price	Price	Price	Closing NAV	NAV

8/31/2005	$12.37	$12.15	$12.30	$14.21	–13.44%

11/30/2005	$12.44	$11.80	$11.91	$14.04	–15.17%

2/28/2006	$12.31	$11.71	$12.29	$14.18	–13.33%

5/31/2006	$12.30	$11.99	$12.06	$14.06	–14.22%

8/31/2006	$12.29	$12.00	$12.29	$14.22	–13.57%

11/30/2006	$13.16	$12.19	$13.15	$14.37	–8.49%

2/28/2007	$14.05	$13.05	$13.98	$14.33	–2.44%

5/31/2007	$14.15	$13.96	$13.98	$14.15	–1.20%

On June 8, 2007, the latest practicable date for which such information is available, the market price, net asset value per share and discount to net asset value for Tax-Free Health Care Fund were $13.86, $14.07 and –1.49% .

V. Further Information about Voting and the Meeting

General. This Prospectus/Proxy Statement is furnished in connection with the proposed merger of Tax-Free Health Care Fund into Tax Exempt Income Fund and the solicitation of proxies by and on behalf of the Trustees for use at the Meeting. The Meeting is to be held on August 30, 2007, at 11:00 a.m Eastern time at One Post Office Square, 8th Floor, Boston, Massachusetts, or at such later time as is made necessary by adjournment.

Only shareholders of record on June 4, 2007 (the “Record Date”) are entitled to notice of and to vote at the Meeting. Each share is entitled to one vote, with fractional shares voting proportionally.

The Trustees know of no matters other than those set forth herein to be brought before the Meeting. If, however, any other matters properly come before the Meeting, it is the Trustees’ intention that proxies will be voted on such matters in accordance with the judgment of the persons named in the enclosed form of proxy.

Required Vote. Proxies are being solicited from Tax-Free Health Care Fund’s shareholders by its Trustees for the Meeting. Unless revoked, all valid proxies will be voted in accordance with the specification thereon or, in the absence of specifications, FOR approval of the proposed merger and the Agreement. The transactions contemplated by the Agreement will be consummated only if approved by the affirmative vote of the majority of the outstanding shares of Tax-Free Health Care Fund. Thus, unless sufficient votes are received at the time of the Meeting (or a subsequent adjournment) to approve the Agreement and Plan of Reorganization, the Proposed Merger will not be effected. Proxies from Tax Exempt Income Fund’s shareholders are not being solicited because their approval or consent is not necessary for consummation of the proposed merger.

Quorum and Methods of Tabulation. Shareholders of record of Tax-Free Health Care Fund at the close of business on the Record Date will be entitled to vote at the Meeting or any adjournment thereof. The holders of a majority of the shares of Tax-Free Health Care Fund outstanding at the close of business on the Record Date present in person or represented by proxy will constitute a quorum for the Meeting.

Votes cast by proxy or in person at the meeting will be counted by persons appointed by Tax-Free Health Care Fund as tellers for the Meeting. The tellers will count the total number of votes cast “for” approval of the proposal for purposes of determining whether sufficient affirmative votes have been cast. Shares represented by proxies that reflect abstentions and “broker non-votes” (i.e., shares held by brokers or nominees as to which (i) instructions have not been received from the beneficial owners or the persons entitled to vote and (ii) the broker or nominee does not have the discretionary voting power on a particular matter) will be counted as shares that are present and entitled to vote on the matter for purposes of determining the presence of a quorum. In certain circumstances in which the fund has received sufficient votes to approve a matter being recommended for approval by the fund’s Trustees, the fund may request that brokers and nominees in their discretion withhold submission of broker non-votes in order to avoid the need for solicitation of additional votes in favor of the proposal. Abstentions and broker non-votes have the effect of a negative vote on the proposal.

Shareholders who object to any proposal in this Prospectus/Proxy will not be entitled under Massachusetts law or your fund’s Agreement and Declaration of Trust to demand payment for, or an appraisal of, their shares. However, shareholders should be aware that they may sell their shares of Tax-Free Health Care Fund at any time before the consummation of the proposed merger at the then-prevailing market price (less applicable brokerage commissions).

Share Ownership. As of April 30, 2007, the officers and Trustees of Tax-Free Health Care Fund as a group owned less than 1% of the outstanding shares of the fund, and no person owned of record or to the knowledge of the fund beneficially 5% or more of shares of the fund, except as follows:

Tax-Free Health Care Fund

The votes of the shareholders of Tax Exempt Income Fund are not being solicited, since their approval or consent is not required for the merger. As of April 30, 2007, the officers and Trustees of Tax Exempt Income Fund as a group owned beneficially less than 1% of the outstanding shares of Tax Exempt Income Fund, and except as noted below, no person owned of record or beneficially 5% or more of the Class A shares of Tax Exempt Income Fund.

Cede & Co.*
20 Bowling Green
New York, NY 10004-1408	93.70%

Karpus Management, Inc.**
183 Sully’s Trail,
Pittsford New York 14534	5.62%

* Believed to hold shares only as a nominee.

* As reported in a report on Schedule 13G, filed with the Securities and Exchange Commission on March 9, 2007.

Tax Exempt Income Fund (Class A shares)

Edward D. Jones & Co.
201 Progress Pkwy.
Maryland Heights, MO 60343-3003	22.20%

Solicitation of Proxies. In addition to soliciting proxies by mail, the Trustees of the funds and employees of Putnam Management, Putnam Fiduciary Trust Company and Putnam Retail Management may solicit proxies in person or by telephone. Tax-Free Health Care Fund may arrange to have a proxy solicitation firm call you to record your voting instructions by telephone. The procedures for voting proxies by telephone are designed to authenticate shareholders’ identities, to allow them to authorize the voting of their shares in accordance with their instructions and to confirm that their instructions have been properly recorded. Tax-Free Health Care Fund has been advised by counsel that these procedures are consistent with the requirements of applicable law. If these procedures were subject to a successful legal challenge, such votes would not be counted at the Meeting. Tax-Free Health Care Fund is unaware of any such challenge at this time. Shareholders would be called at the phone number Putnam Management has in its records for their accounts, and would be asked for their Social Security number or other identifying information. The shareholders would then be given an opportunity to authorize the proxies to vote their shares at the meeting in accordance with their instructions. To ensure that shareholders’ instructions have been recorded correctly, they will also receive a confirmation of their instructions in the mail. A special toll-free number will be available in case the information contained in the confirmation is incorrect.

Shareholders of Tax-Free Health Care Fund have the opportunity to submit their voting instructions via the Internet by utilizing a program provided by a third-party vendor hired by Putnam Management, or by automated telephone service. The giving of a proxy will not affect your right to vote in person should you decide to attend the Meeting. To use the Internet, please access the Internet address listed on your proxy card and follow the instructions on the Internet site. To record your voting instructions via automated telephone service, use the toll-free number listed on your proxy card. The Internet and automated telephone voting procedures are designed to authenticate shareholder identities, to allow shareholders to give their voting instructions, and to confirm that shareholders’ instructions have been recorded properly. Shareholders voting via the Internet should understand that there may be costs associated with electronic access, such as usage charges from Internet access providers and telephone companies, that must be borne by the shareholders.

Tax-Free Health Care Fund’s Trustees have adopted a general policy of maintaining confidentiality in the voting of proxies. Consistent with this policy, your fund may solicit proxies from shareholders who have not voted their shares or who have abstained from voting, including brokers and nominees.

Persons holding shares as nominees will, upon request, be reimbursed for their reasonable expenses in soliciting instructions from their principals. Tax-Free Health Care Fund has retained at its own expense Computershare Fund Services, 17 State Street, New York, New York 10004 to aid in the solicitation of instructions for registered and nominee accounts, for a fee not to exceed $2,500 plus reasonable out-of-pocket expenses. The expenses of the preparation of proxy statements and related materials, including printing and delivery costs, are borne by Tax-Free Health Care Fund.

Revocation of Proxies. Proxies, including proxies given by telephone or over the Internet, may be revoked at any time before they are voted either: (i) by a written revocation received by the Clerk of Tax-Free Health Care Fund; (ii) by properly executing a later-dated proxy; (iii) by recording later-dated voting instructions by telephone or via the Internet; (iv) in the case of brokers and nominees, by submitting written instructions to your fund’s solicitation agent or the applicable record shareholder; or (v) by attending the Meeting and voting in person.

Adjournment. If sufficient votes in favor of the proposal set forth in the Notice of the Meeting of Shareholders are not received by the time scheduled for the Meeting, or if the quorum required for the proposal has not been met, the persons named as proxies may propose adjournments of the Meeting for a period or periods of not more than 60 days in the aggregate to permit further solicitation of proxies. Any adjournment will require the affirmative vote of a majority of the votes cast on the question in person or by proxy at the session of the Meeting to be adjourned. The persons named as proxies will vote in favor of such adjournment those proxies that they are entitled to vote in favor of the proposal. They will vote against adjournment those proxies required to be voted against the proposal. Your fund pays the costs of any additional solicitation and of any adjourned session.

The Trustees, including the Independent Trustees, have carefully reviewed the terms of the proposed merger and recommend approval of the proposed merger by shareholders of Tax-Free Health Care Fund.

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APPENDIX A

AGREEMENT AND PLAN OF REORGANIZATION

This Agreement and Plan of Reorganization (the “Agreement”) is made as of May 1, 2007 in Boston, Massachusetts, by and among Putnam Tax-Exempt Income Fund, a Massachusetts business trust (“Acquiring Fund”), and Putnam Tax-Free Health Care Fund, a Massachusetts business trust (“Acquired Fund”).

PLAN OF REORGANIZATION

(a) Acquired Fund agrees to sell, assign, convey, transfer and deliver to Acquiring Fund on the Exchange Date (as defined in Section 6) all of its properties and assets existing at the Valuation Time (as defined in Section 4(g)). In consideration therefor, Acquiring Fund agrees, on the Exchange Date, to assume all of the liabilities of Acquired Fund existing at the Valuation Time and to deliver to Acquired Fund a number of full and fractional Class A shares of beneficial interest of Acquiring Fund (the “Merger Shares”) having an aggregate net asset value equal to the value of the assets of Acquired Fund transferred to Acquiring Fund on such date less the value of the liabilities of Acquired Fund assumed by Acquiring Fund on such date. It is intended that the reorganization described in this Plan will be a reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (the “Code”). Before the Exchange Date, Acquired Fund will declare and pay to its shareholders a dividend and/or other distribution in an amount such that it will have distributed all of its net investment income and capital gains as described in Section 8(l) hereof.

(b) Upon consummation of the transactions described in paragraph (a) of this Agreement, Acquired Fund will distribute in complete liquidation to its shareholders of record as of the Exchange Date the Merger Shares, each of its shareholders being entitled to receive that proportion of the Merger Shares that the number of shares of beneficial interest of Acquired Fund held by such shareholder bears to the number of such shares of Acquired Fund outstanding on such date. Certificates representing the Merger Shares will be issued by the Acquiring Fund to Acquired Fund shareholders only if shareholders so request.

AGREEMENT

Acquiring Fund and Acquired Fund agree as follows:

1. Representations and warranties of Acquiring Fund.

Acquiring Fund represents and warrants to and agrees with Acquired Fund that:

(a) Acquiring Fund is a business trust duly established and validly existing under the laws of The Commonwealth of Massachusetts and has power to own all of its properties and assets and to carry out its obligations under this Agreement. Acquiring Fund is not required to qualify as a foreign association in any jurisdiction.  Acquiring Fund has all necessary federal, state and local authorizations to carry on its business as now being conducted and to carry out this Agreement.

(b) Acquiring Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end management investment company, and such registration has not been revoked or rescinded and is in full force and effect.

(c) A statement of assets and liabilities, statement of operations, statement of changes in net assets and schedule of investments (indicating their market values) of Acquiring Fund for the fiscal year ended September 30, 2006, audited by KPMG LLP, the Acquiring Fund’s independent registered public accounting firm, and an unaudited statement of assets and liabilities, statement of operations, statement of changes in net assets and schedule of investments (indicating their market values) of Acquiring Fund for the six months ended as of March 31, 2007 have been furnished to Acquired Fund. The statements of assets and liabilities and the schedules of investments fairly present the financial position of Acquiring Fund as of the dates thereof, and the statements of operations and changes in net assets fairly reflect the results of its operations and changes in net assets for the periods covered thereby in conformity with U.S. generally accepted accounting principles.

(d) The Acquiring Fund’s prospectus and statement of additional information dated January 30, 2007, previously furnished to the Acquired Fund, as modified by any amendment or supplement thereto or any superseding prospectus or statement of additional information in respect thereof in effect before the Exchange Date, which will be furnished to the Acquired Fund (collectively, the “Acquiring Fund Prospectus”) do not, as of the date hereof, and will not, as of the Exchange Date, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; provided, however, that Acquiring Fund makes no representation or warranty as to any information in the Acquiring Fund Prospectus.

(e) There are no material legal, administrative or other proceedings pending or, to the knowledge of Acquiring Fund, threatened against Acquiring Fund which assert liability or which may, if successfully prosecuted to their conclusion, result in liability on the part of Acquiring Fund, other than as have been disclosed in the Prospectuses (as defined below) or otherwise disclosed in writing to Acquired Fund.

(f) Acquiring Fund has no known liabilities of a material nature, contingent or otherwise, other than those shown as belonging to it on its statement of assets and liabilities as of its most recent fiscal year ended September 30, 2006, and for its semi-annual period ended March 31, 2007, and those incurred in the ordinary course of Acquiring Fund’s business as an investment company since that date.

(g) No consent, approval, authorization or order of any court or governmental authority is required for the consummation by Acquiring Fund of the transactions contemplated by this Agreement, except such as may be required under the Securities Act of 1933, as amended (the “1933 Act”), the Securities Exchange Act of 1934, as amended (the “1934 Act”), the 1940 Act, state securities or blue sky laws (which term as used herein will include the laws of the District of Columbia and of Puerto Rico) or the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “H-S-R Act”).

(h) The registration statement and any amendment thereto (including any post-effective amendment) (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) by Acquiring Fund on Form N-14 relating to the Merger Shares issuable hereunder and the proxy statement of Acquired Fund included therein (the “Proxy Statement”), on the effective date of the Registration Statement, (i) will comply in all material respects with the provisions of the 1933 Act, the 1934 Act and the 1940 Act and the rules and regulations thereunder and (ii) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; and at the time of the shareholders’ meeting referred to in Section 7(a) and at the Exchange Date, each prospectus contained in the Registration Statement (collectively, the “Prospectuses”), as amended or supplemented by any amendments or supplements filed or requested to be filed with the Commission, will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; provided, however, that none of the representations and warranties in this subsection will apply to statements in or omissions from the Registration Statement, the Prospectuses or the Proxy Statement made in reliance upon and in conformity with information furnished by Acquired Fund for use in the Registration Statement, the Prospectuses or the Proxy Statement.

(i) Other than the investment advisory contract between the Acquiring Fund and Putnam Investment Management, LLC, which is expected to be executed upon the closing of the transaction described in the Registration Statement between Power Financial Corporation and Marsh & McLennan Companies, Inc., there are no material contracts outstanding to which Acquiring Fund is a party, other than as will be disclosed in the Registration Statement.

(j) All of the issued and outstanding shares of beneficial interest of Acquiring Fund have been offered for sale and sold in conformity with all applicable federal securities laws.

(k) Acquiring Fund is and will at all times through the Exchange Date qualify for taxation as a “regulated investment company” under Sections 851 and 852 of the Code.

(l) Acquiring Fund has filed or will file all federal and state tax returns which, to the knowledge of Acquiring Fund’s officers, are required to be filed by Acquiring Fund and has paid or will pay all federal and state taxes shown to be due on said returns or on any assessments received by Acquiring Fund. All tax liabilities of Acquiring Fund have been adequately provided for on its books, and to the knowledge of Acquiring Fund, no tax deficiency or liability of Acquiring Fund has been asserted, and no question with respect thereto has been raised, by the Internal Revenue

Service or by any state or local tax authority for taxes in excess of those already paid. As of the Exchange Date, Acquiring Fund is not under audit by the Internal Revenue Service or by any state or local tax authority for taxes in excess of those already paid.

(m) The issuance of the Merger Shares pursuant to this Agreement will be in compliance with all applicable federal securities laws.

(n) The Merger Shares have been duly authorized and, when issued and delivered pursuant to this Agreement, will be legally and validly issued and will be fully paid and nonassess-able by Acquiring Fund (except as set forth in the Registration Statement), and no shareholder of Acquiring Fund will have any preemptive right of subscription or purchase in respect thereof.

2. Representations and warranties of Acquired Fund.

Acquired Fund represents and warrants to and agrees with Acquiring Fund that:

(a) Acquired Fund is a business trust duly established and validly existing under the laws of The Commonwealth of Massachusetts and has power to own all of its properties and assets and to carry out its obligations under this Agreement. Acquired Fund is not required to qualify as a foreign association in any jurisdiction.

Acquired Fund has all necessary federal, state and local authorizations to carry on its business as now being conducted and to carry out this Agreement.

(b) Acquired Fund is registered under the 1940 Act as a closed-end management investment company, and such registration has not been revoked or rescinded and is in full force and effect.

(c) A statement of assets and liabilities, statement of operations, statement of changes in net assets and schedule of investments (indicating their market values) of Acquired Fund for the fiscal year ended May 31, 2006, audited by KPMG LLP, the Acquired Fund’s independent registered public accounting firm, and an unaudited statement of assets and liabilities, statement of operations, statement of changes in net assets and schedule of investments (indicating their market values) of Acquired Fund for the six months ended November 30, 2006, have been furnished to Acquiring Fund. The statements of assets and liabilities and schedules of investments fairly present the financial position of Acquired Fund as of the dates thereof, and the statements of operations and changes in net assets fairly reflect the results of its operations and changes in net assets for the periods covered thereby in conformity with U.S. generally accepted accounting principles.

(d) There are no material legal, administrative or other proceedings pending or, to the knowledge of Acquired Fund, threatened against Acquired Fund which assert liability or which may, if successfully prosecuted to their conclusion, result in liability on the part of Acquired Fund, other than as have been disclosed in the Registration Statement or otherwise disclosed in writing to the Acquiring Fund.

(e) Acquired Fund has no known liabilities of a material nature, contingent or otherwise, other than those shown as belonging to it on its statement of assets and liabilities as of November 30, 2006 and those incurred in the ordinary course of Acquired Fund’s business as an investment company since such date. Before the Exchange Date, Acquired Fund will advise Acquiring Fund of all material liabilities, contingent or otherwise, incurred by it subsequent to November 30, 2006, whether or not incurred in the ordinary course of business.

(f) No consent, approval, authorization or order of any court or governmental authority is required for the consummation by Acquired Fund of the transactions contemplated by this Agreement, except such as may be required under the 1933 Act, the 1934 Act, the 1940 Act, state securities or blue sky laws or the H-S-R Act.

(g) The Registration Statement, the Prospectuses and the Proxy Statement, on the Effective Date of the Registration Statement and insofar as they do not relate to Acquiring Fund (i) will comply in all material respects with the provisions of the 1933 Act, the 1934 Act and the 1940 Act and the rules and regulations there-under and (ii) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; and at the time of the shareholders’ meeting referred to in Section 7(a) below and on the Exchange Date, the Prospectuses, as amended or supplemented by any amendments or supplements filed or requested to be filed with the Commission, will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; provided, however, that the representations and warranties in this subsection will apply only to statements of fact or omissions of statements of fact relating to Acquired Fund contained in the Registration Statement, the Prospectuses or the Proxy Statement, as such Registration Statement, Prospectuses and Proxy Statement will be furnished to Acquired Fund in definitive form as soon as practicable following effectiveness of the Registration Statement and before any public distribution of the Prospectuses or Proxy Statement.

(h) There are no material contracts outstanding to which Acquired Fund is a party, other than as will be disclosed in the Prospectuses or the Proxy Statement.

(i) All of the issued and outstanding shares of beneficial interest of Acquired Fund have been offered for sale and sold by the Acquired Fund in conformity with all applicable federal securities laws.

(j) Acquired Fund is and will at all times through the Exchange Date qualify for taxation as a “regulated investment company” under Sections 851 and 852 of the Code.

(k) Acquired Fund has filed or will file all federal and state tax returns which, to the knowledge of Acquired Fund’s officers, are required to be filed by Acquired Fund and has paid or will pay all federal and state taxes shown to be due on said returns or on any assessments received by Acquired Fund. All tax liabilities of Acquired Fund have been adequately provided for on its books, and to the knowledge of Acquired Fund, no tax deficiency or liability of Acquired Fund has been asserted, and no question with respect thereto has been raised, by the Internal Revenue Service or by any state or local tax authority for taxes in excess of those already paid. Acquired Fund is not under audit by the Internal Revenue Service or by any state or local tax authority for taxes in excess of those already paid.

(l) At both the Valuation Time and the Exchange Date, Acquired Fund will have full right, power and authority to sell, assign, transfer and deliver the Investments (defined below) and any other assets and liabilities of Acquired Fund to be transferred to Acquiring Fund pursuant to this Agreement. At the Exchange Date, subject only to the delivery of the Investments and any such other assets and liabilities as contemplated by this Agreement, Acquiring Fund will acquire the Investments and any such other assets and liabilities subject to no encumbrances, liens or security interests whatsoever and without any restrictions upon the transfer thereof (except as previously disclosed to Acquiring Fund by Acquired Fund). As used in this Agreement, the term “Investments” means Acquired Fund’s investments shown on the schedule of its investments as of November 30, 2006 referred to in Section 2(c) hereof, as supplemented with such changes as Acquired Fund makes and changes resulting from stock dividends, stock splits, mergers and similar corporate actions.

(m) No registration under the 1933 Act of any of the Investments would be required if they were, as of the time of such transfer, the subject of a public distribution by either of Acquiring Fund or Acquired Fund, except as previously disclosed to Acquiring Fund by Acquired Fund.

3. Reorganization.

(a) Subject to the requisite approval of the shareholders of Acquired Fund and to the other terms and conditions contained herein (including Acquired Fund’s obligation to distribute to its shareholders all of its net investment income and capital gains as described in Section 8(l) hereof), Acquired Fund agrees to sell, assign, convey, transfer and deliver to Acquiring Fund, and Acquiring Fund agrees to acquire from Acquired Fund, on the Exchange Date all of the Investments and all of the cash and other properties and assets of Acquired Fund, whether accrued or contingent (including cash received by Acquired Fund upon the liquidation by Acquired Fund of any of its investments in accordance with Section 3(b)), in exchange for that number of Merger Shares provided for in Section 4 and the assumption by Acquiring Fund of all of the liabilities of Acquired Fund, whether accrued or contingent, existing at the Valuation Time. Pursuant to this Agreement, Acquired Fund will, as soon as practicable after the Exchange Date, distribute all of the Merger Shares received by it to the shareholders of Acquired Fund, in complete liquidation of Acquired Fund.

(b) As soon as practicable following the requisite approval of the shareholders of Acquired Fund, Acquired Fund will, at its expense, liquidate such of its portfolio securities as Acquiring Fund indicates it does not wish to acquire. Such liquidation will be substantially completed before the Exchange Date, unless otherwise agreed by Acquired Fund and Acquiring Fund.

(c) Acquired Fund will pay or cause to be paid to Acquiring Fund any interest, cash or such dividends, rights and other payments received by it on or after the Exchange Date with respect to the Investments and other properties and assets of Acquired Fund, whether accrued or contingent. Any such distribution will be deemed included in the assets transferred to Acquiring Fund at the Exchange Date and will not be separately valued unless the securities in respect of which such distribution is made will have gone “ex” such distribution before the Valuation Time, in which case any such distribution which remains unpaid at the Exchange Date will be included in the determination of the value of the assets of Acquired Fund acquired by Acquiring Fund.

4. Exchange date; valuation time.

On the Exchange Date, Acquiring Fund will deliver to Acquired Fund a number of full and fractional Merger Shares having an aggregate net asset value equal to the value of assets of Acquired Fund transferred to Acquiring Fund on such date less the value of the liabilities of Acquired Fund assumed by Acquiring Fund on that date, determined as hereafter provided in this Section 4.

(a) The net asset value of the Merger Shares to be delivered to Acquired Fund, the value of the assets of Acquired Fund and the value of the liabilities of Acquired Fund to be assumed by Acquiring Fund will in each case be determined as of the Valuation Time.

(b) The net asset value of the Merger Shares and the value of the assets and liabilities of Acquired Fund will be determined by Acquiring Fund, in cooperation with Acquired Fund, pursuant to procedures customarily used by Acquiring Fund in determining the fair market value of Acquiring Fund’s assets and liabilities. (c) No adjustment will be made in the net asset value of either Acquired Fund or Acquiring Fund to take into account differences in realized and unrealized gains and losses.

(d) The investment restrictions of Acquired Fund will be temporarily amended to the extent necessary to effect the transactions contemplated by this Agreement.

(e) Acquiring Fund will issue the Merger Shares to Acquired Fund in a certificate registered in the name of Acquired Fund. Acquired Fund will distribute the Merger Shares to its shareholders by redelivering the certificate to Acquiring Fund’s transfer agent, which will as soon as practicable set up open accounts for each Acquired Fund shareholder in accordance with written instructions furnished by Acquired Fund. With respect to any Acquired Fund shareholder holding Acquired Fund share certificates as of the Exchange Date, Acquiring Fund will not permit such shareholder to receive dividends and other distributions on the Merger Shares (although such dividends and other distributions will be credited to the account of such shareholder), receive certificates representing the Merger Shares or pledge such Merger Shares until such shareholder has surrendered his or her outstanding Acquired Fund certificates or, in the event of lost, stolen or destroyed certificates, posted adequate bond. In the event that a shareholder is not permitted to receive dividends and other distributions on the Merger Shares as provided in the preceding sentence, Acquiring Fund will pay any such dividends or distributions in additional shares, notwithstanding any election that the shareholder made previously with respect to the payment, in cash or otherwise, of dividends and distributions on shares of Acquired Fund. Acquired Fund will, at its expense, request the shareholders of Acquired Fund to surrender their outstanding Acquired Fund certificates, or post adequate bond, as the case may be.

(f) Acquiring Fund will assume all liabilities of Acquired Fund, whether accrued or contingent, in connection with the acquisition of assets and subsequent dissolution of Acquired Fund or otherwise.

(g) The Valuation Time will be 4:00 p.m. Boston time on Friday, September 14, 2007 or such earlier or later day as may be mutually agreed upon in writing by the parties hereto (the “Valuation Time”).

5. Expenses, fees, etc.

(a) All fees and expenses, including legal and accounting expenses, proxy materials and proxy solicitation with respect to Acquired Fund, the costs of liquidating before the Exchange Date portfolio securities of Acquired Fund to the extent required under Section 3(b), portfolio transfer taxes (if any) or other similar expenses incurred in connection with the consummation by Acquired Fund and Acquiring Fund of the transactions contemplated by this Agreement (together with the SEC registration fee specified below, “Expenses”) will be borne by Acquired Fund, except that Acquiring Fund will bear the cost of the SEC registration fee, if any; provided, however, that such Expenses will in any event be paid by the party directly incurring such Expenses if and to the extent that the payment by the other party of such Expenses would result in the disqualification of Acquiring Fund or Acquired Fund, as the case may be, as a “regulated investment company” within the meaning of Section 851 of the Code.

(b) In the event the transactions contemplated by this Agreement are not consummated by reason of (i) Acquiring Fund’s being either unwilling or unable to go forward (other than by reason of the nonfulfillment or failure of any condition to Acquiring Fund’s obligations referred to in Section 8) or (ii) the nonfulfillment or failure of any condition to Acquired Fund’s obligations referred to in Section 9, Acquiring Fund will pay directly all reasonable fees and expenses incurred by Acquired Fund in connection with such transactions, including, without limitation, legal, accounting and filing fees.

(c) In the event the transactions contemplated by this Agreement are not consummated by reason of (i) Acquired Fund’s being either unwilling or unable to go forward (other than by reason of the nonfulfillment or failure of any condition to Acquired Fund’s obligations referred to in Section 9) or (ii) the nonfulfillment or failure of any condition to Acquiring Fund’s obligations referred to in Section 8, Acquired Fund will pay directly all reasonable fees and expenses incurred by Acquiring Fund in connection with such transactions, including without limitation legal, accounting and filing fees.

(d) In the event the transactions contemplated by this Agreement are not consummated for any reason other than (i) Acquiring Fund’s or Acquired Fund’s being either unwilling or unable to go forward or (ii) the nonfulfillment or failure of any condition to Acquiring Fund’s or Acquired Fund’s obligations referred to in Section 8 or Section 9 of this Agreement, then each of Acquiring Fund and Acquired Fund will bear all of its own expenses incurred in connection with such transactions.

(e) Notwithstanding any other provisions of this Agreement, if for any reason the transactions contemplated by this Agreement are not consummated, no party will be liable to the other party for any damages resulting therefrom, including without limitation consequential damages, except as specifically set forth above.

6. Exchange date.

Delivery of the assets of Acquired Fund to be transferred, assumption of the liabilities of Acquired Fund to be assumed and the delivery of the Merger Shares to be issued will be made at the offices of Ropes & Gray LLP, One International Place, Boston, Massachusetts, at 10:00 A.M. on the next full business day following the Valuation Time, or at such other time and date agreed to by Acquiring Fund and Acquired Fund, the date and time upon which such delivery is to take place being referred to herein as the “Exchange Date.”

7. Meeting of shareholders; dissolution.

(a) Acquired Fund agrees to hold a meeting of its shareholders as soon as is practicable after the effective date of the Registration Statement for, among other things, the purpose of considering the matters contemplated by this Agreement.

(b) Acquired Fund agrees that its liquidation and dissolution will be effected in the manner provided in its Agreement and Declaration of Trust, as amended, in accordance with applicable law and that on and after the Exchange Date, Acquired Fund will not conduct any business except in connection with its liquidation and dissolution.

(c) Acquiring Fund agrees to deliver to Acquired Fund a preliminary version of the Proxy Statement which was satisfactory to Acquiring Fund and to Ropes & Gray LLP for inclusion in the Registration Statement, as filed with the Commission. Each of Acquired Fund and Acquiring Fund will cooperate with the other, and each will furnish to the other the information relating to itself required by the 1933 Act, the 1934 Act and the 1940 Act and the rules and regulations thereunder to be set forth in the Registration Statement, including the Prospectuses and the Proxy Statement.

8. Conditions to Acquiring Fund’s obligations.

The obligations of Acquiring Fund hereunder are subject to the following conditions:

(a) That this Agreement will have been adopted and the transactions contemplated hereby will have been approved by the affirmative vote of (i) at least two thirds of the Trustees of Acquired Fund (including a majority of those Trustees who are not “interested persons” of Acquired Fund, as defined in Section 2(a)(19) of the 1940 Act), (ii) holders of a majority of the outstanding shares of Acquired Fund, and (iii) a majority of the Trustees of Acquiring

Fund (including a majority of those Trustees who are not “interested persons” of Acquiring Fund, as defined in Section 2(a)(19) of the 1940 Act).

(b) That Acquired Fund will have furnished to Acquiring Fund a statement of Acquired Fund’s net assets, with values determined as provided in Section 4 of this Agreement, together with a list of Investments with their respective tax costs, all as of the Valuation Time, certified on Acquired Fund’s behalf by Acquired Fund’s President (or any Executive Vice President or Vice President) and Treasurer (or any Associate Treasurer or Assistant Treasurer) and a certificate of both such officers, dated the Exchange Date, to the effect that as of the Valuation Time and as of the Effective Date there has been no material adverse change in the financial position of Acquired Fund since November 30, 2006 other than changes in the Investments and other assets and properties since that date or changes in the market value of the Investments and other assets of Acquired Fund or changes due to dividends paid or losses from operations.

(c) That Acquired Fund will have furnished to Acquiring Fund a statement, dated the Exchange Date, signed on behalf of Acquired Fund by Acquired Fund’s President (or any Executive Vice President or Vice President) and Treasurer (or any Associate Treasurer or Assistant Treasurer) certifying that as of the Valuation Time and as of the Exchange Date all representations and warranties of Acquired Fund made in this Agreement are true and correct in all material respects as if made at and as of such dates, and that Acquired Fund has complied with all of the agreements and satisfied all of the conditions on its part to be performed or satisfied at or before each of such dates.

(d) That Acquired Fund will have delivered to Acquiring Fund an agreed upon procedures letter from KPMG LLP dated the Exchange Date, setting forth findings of KPMG LLP pursuant to its performance of the agreed upon procedures set forth therein relating to management’s assertions that Acquired Fund, (i) for the taxable period from May 31, 2006 (or, if KPMG LLP has completed an audit of Acquired Fund’s financial statements for the year ended May 31, 2007 and a copy of KPMG LLP’s report thereon has been delivered to Acquiring Fund, for the taxable period from May 31, 2006) to the Exchange Date, qualified as a regulated investment company under the Code, (ii) as of the Exchange Date, has no liability other than liabilities stated for federal or state income taxes and (iii) as of the Exchange Date, has no liability for federal excise tax purposes under section 4982 of the Code.

(e) That there will not be any material litigation pending with respect to the matters contemplated by this Agreement.

(f) That Acquiring Fund will have received an opinion of Ropes & Gray LLP dated the Exchange Date, in form satisfactory to Acquiring Fund, to the effect that (i) Acquired Fund is a business trust duly established and validly existing under the laws of The Commonwealth of Massachusetts, and, to the knowledge of such counsel, is not required to qualify to do business as a foreign association in any jurisdiction except as may be required by state securities or blue sky laws, (ii) this Agreement has been duly authorized, executed, and delivered by Acquired Fund and, assuming that the Registration Statement, the Prospectuses and the Proxy Statement comply with the 1933 Act, the 1934 Act and the 1940 Act and assuming due authorization, execution and delivery of this Agreement by Acquiring Fund, is a valid and binding obligation of Acquired Fund, (iii) Acquired Fund has power to sell, assign, convey, transfer and deliver the assets contemplated hereby and, upon consummation of the transactions contemplated hereby in accordance with the terms of this Agreement, Acquired Fund will have duly sold, assigned, conveyed, transferred and delivered such assets to Acquiring Fund, (iv) the execution and delivery of this Agreement did not, and the consummation of the transactions contemplated hereby will not, violate Acquired Fund’s Agreement and Declaration of Trust, as amended, or Bylaws or any provision of any agreement known to such counsel to which Acquired Fund is a party or by which it is bound (v) no consent, approval, authorization or order of any court or governmental authority is required for the consummation by Acquired Fund of the transactions contemplated hereby, except such as have been obtained under the 1933 Act, the 1934 Act, the 1940 Act and such as may be required under state securities or blue sky laws and the H-S-R Act and (vi) such other matters as Acquiring Fund may reasonably deem necessary or desirable.

(g) That Acquiring Fund will have received an opinion of Ropes & Gray LLP dated the Exchange Date (which opinion would be based upon certain factual representations and subject to certain qualifications) to the effect that, on the basis of the existing provisions of the Code, current administrative rules and court decisions, generally for federal income tax purposes: (i) the acquisition by Acquiring Fund of substantially all of the assets of Acquired Fund solely in exchange for Merger Shares and the assumption by Acquiring Fund of liabilities of Acquired Fund followed by the distribution by Acquired Fund to its shareholders of Merger Shares in complete liquidation of Acquired Fund, all pursuant to the plan of reorganization, constitutes a reorganization within the meaning of Section 368(a) of the Code and Acquired Fund and Acquiring Fund will each be a “party to a reorganization” within the meaning of Section 368(b) of the Code, (ii) no gain or loss will be recognized by Acquiring Fund or its shareholders upon receipt of the Investments transferred to Acquiring Fund pursuant to this Agreement in exchange for the Merger Shares, (iii) the basis to Acquiring Fund of the Investments will be the same as the basis of the Investments in the hands of Acquired Fund immediately prior to such exchange, (iv) Acquiring Fund’s holding periods with respect to the Investments will include the respective periods for which the Investments were held by Acquired Fund and (v) Acquiring Fund will succeed to and take into account the items of Acquired Fund described in Section 381(c) of the Code, subject to the conditions and limitations specified in Sections 381, 382, 383 and 384 of the Code and regulations thereunder; however, Ropes & Gray LLP will express no view with respect to the effect of the reorganization on any transferred asset as to which any unrealized gain or loss is required to be recognized at the end of a taxable year (or on the termination or transfer thereof) under federal income tax principles without reference to whether such a termination or transfer would otherwise be a taxable transaction.

(h) That the assets of Acquired Fund to be acquired by Acquiring Fund will include no assets which Acquiring Fund, by reason of charter limitations or of investment restrictions disclosed in the Registration Statement in effect on the Exchange Date, may not properly acquire.

(i) That the Registration Statement will have become effective under the 1933 Act, and no stop order suspending such effectiveness will have been instituted or, to the knowledge of Acquiring Fund, threatened by the Commission.

(j) That Acquiring Fund will have received from the Commission, any relevant state securities administrator, the Federal Trade Commission (the “FTC”) and the Department of Justice (the “Department”) such order or orders as Ropes & Gray LLP deems reasonably necessary or desirable under the 1933 Act, the 1934 Act, the 1940 Act, any applicable state securities or blue sky laws and the H-S-R Act in connection with the transactions contemplated hereby and that all such orders will be in full force and effect.

(k) That all proceedings taken by Acquired Fund in connection with the transactions contemplated by this Agreement and all documents incidental thereto will be satisfactory in form and substance to Acquiring Fund and Ropes & Gray LLP.

(l) That, before the Exchange Date, Acquired Fund will have declared a dividend or dividends which, together with all previous such dividends, will have the effect of distributing to the shareholders of Acquired Fund (i) all of the excess of (X) Acquired Fund’s investment income excludable from gross income under Section 103 of the Code over (Y) Acquired Fund’s deductions disallowed under Sections 265 and 171 of the Code, (ii) all of Acquired Fund’s investment company taxable income (as defined in Section 852 of the Code) for its taxable years ending on or after May 31, 2006, and on or prior to the Exchange Date (computed in each case without regard to any deduction for dividends paid), and (iii) all of its net capital gain realized after reduction by any capital loss carryover in each of its taxable years ending on or after May 31, 2006, and on or prior to the Exchange Date.

(m) That Acquired Fund’s custodian will have delivered to Acquiring Fund a certificate identifying all of the assets of Acquired Fund held by such custodian as of the Valuation Time.

(n) That Acquired Fund’s transfer agent will have provided to Acquiring Fund (i) the originals or true copies of all of the records of Acquired Fund in the possession of such transfer agent as of the Exchange Date, (ii) a certificate setting forth the number of shares of Acquired Fund outstanding as of the Valuation Time and (iii) the name and address of each holder of record of any such shares and the number of shares held of record by each such shareholder.

(o) That all of the issued and outstanding shares of beneficial interest of Acquired Fund will have been offered for sale by the Acquired Fund and sold in conformity with all applicable state securities or blue sky laws and, to the extent that any audit of the records of Acquired Fund or its transfer agent by Acquiring Fund or its agents will have revealed otherwise, either (i) Acquired Fund will have taken all actions that in the opinion of Acquiring Fund or its counsel are necessary to remedy any prior failure on the part of Acquired Fund to have offered for sale and sold such shares in conformity with such laws or (ii) Acquired Fund will have furnished (or caused to be furnished) surety, or deposited (or caused to be deposited) assets in escrow, for the benefit of Acquiring Fund in amounts sufficient and upon terms satisfactory, in the opinion of Acquiring Fund or its counsel, to indemnify Acquiring Fund against any expense, loss, claim, damage or liability whatsoever that may be asserted or threatened by reason of such failure on the part of Acquired Fund to have offered and sold such shares in conformity with such laws.

(p) That Acquiring Fund will have received from KPMG LLP an agreed upon procedures letter addressed to Acquiring Fund dated as of the Exchange Date satisfactory in form and substance to Acquiring Fund setting forth the findings of KPMG LLP pursuant to its performance of the agreed upon procedures set forth therein relating to management’s assertion that as of the Valuation Time the value of the assets of Acquired Fund to be exchanged for the Merger Shares has been determined in accordance with the provisions of Article 10, Section 5 of Acquiring Fund’s Bylaws pursuant to the procedures customarily utilized by Acquiring Fund in valuing its assets and issuing its shares.

(q) That Acquired Fund will have executed and delivered to Acquiring Fund an instrument of transfer dated as of the Exchange Date pursuant to which Acquired Fund will assign, transfer and convey all of the assets and other property to Acquiring Fund at the Valuation Time in connection with the transactions contemplated by this Agreement.

9. Conditions to Acquired Fund’s obligations.

The obligations of Acquired Fund hereunder will be subject to the following conditions:

(a) That this Agreement will have been adopted and the transactions contemplated hereby will have been approved by the affirmative vote of (i) at least two thirds of the Trustees of Acquired Fund (including a majority of those Trustees who are not “interested persons” of Acquired Fund, as defined in Section 2(a)(19) of the 1940 Act), (ii) holders of a majority of the outstanding shares of Acquired Fund and (iii) a majority of the Trustees of Acquiring Fund (including a majority of those Trustees who are not “interested persons” of Acquiring Fund, as defined in Section 2(a)(19) of the 1940 Act).

(b) That Acquiring Fund will have furnished to Acquired Fund a statement of Acquiring Fund’s net assets, together with a list of portfolio holdings with values determined as provided in Section 4 of this Agreement, all as of the Valuation Time, certified on behalf of Acquiring Fund by Acquiring Fund’s President (or any Executive Vice President or Vice President) and Treasurer (or any Associate Treasurer or Assistant Treasurer) and a certificate of both such officers, dated the Exchange Date, to the effect that as of the Valuation Time and as of the Exchange Date there has been no material adverse change in the financial position of Acquiring Fund since March 31, 2007, other than changes in its portfolio securities since that date, changes due to net sales or net redemptions, changes in the market value of its portfolio securities or changes due to dividends paid or losses from operations.

(c) That Acquiring Fund will have executed and delivered to Acquired Fund an Assumption of Liabilities dated as of the Exchange Date pursuant to which Acquiring Fund will assume all of the liabilities of Acquired Fund existing at the Valuation Time in connection with the transactions contemplated by this Agreement.

(d) That Acquiring Fund will have furnished to Acquired Fund a statement, dated the Exchange Date, signed on behalf of Acquiring Fund by Acquiring Fund’s President (or any Executive Vice President or Vice President) and Treasurer (or any Associate Treasurer or Assistant Treasurer) certifying that as of the Valuation Time and as of the Exchange Date all representations and warranties of Acquiring Fund made in this Agreement are true and correct in all material respects as if made at and as of such dates, and that Acquiring Fund has complied with all of the agreements and satisfied all of the conditions on its part to be performed or satisfied at or prior to each of such dates.

(e) That there will not be any material litigation pending or threatened with respect to the matters contemplated by this Agreement.

(f) That Acquired Fund will have received an opinion of Ropes & Gray LLP, in form satisfactory to Acquired Fund and dated the Exchange Date, to the effect that (i) Acquiring Fund is a business trust duly established and validly existing in conformity with the laws of The Commonwealth of Massachusetts and, to the knowledge of such counsel, is not required to qualify to do business as a foreign association in any jurisdiction except as may be required by state securities or blue sky laws, (ii) this Agreement has been duly authorized, executed and delivered by Acquiring Fund and, assuming that the Prospectuses, the Registration Statement and the Proxy Statements comply with the 1933 Act, the 1934 Act and the 1940 Act and assuming due authorization, execution and delivery of this Agreement by Acquired Fund, is a valid and binding obligation of Acquiring Fund, (iii) the Merger Shares to be delivered to Acquired Fund as provided for by this Agreement are duly authorized and upon such delivery will be validly issued and will be fully paid and nonassessable (except as set forth in the Registration Statement) by Acquiring Fund and no shareholder of Acquiring Fund has any preemptive right to subscription or purchase in respect thereof, (iv) the execution and delivery of this Agreement did not, and the consummation of the transactions contemplated hereby will not, violate Acquiring Fund’s Agreement and Declaration of Trust, as amended, or Bylaws, or any provision of any agreement known to such counsel to which Acquiring Fund is a party or by which it is bound, it being understood that with respect to investment restrictions as contained in Acquiring Fund’s Agreement and Declaration of Trust, as amended, Bylaws or the Registration Statement, such counsel may rely upon a certificate of an officer of Acquiring Fund whose responsibility it is to advise Acquiring Fund with respect to such matters, (v) no consent, approval, authorization or order of any court or governmental authority is required for the consummation by Acquiring Fund of the transactions contemplated herein, except such as have been obtained under the 1933 Act, the 1934 Act and the 1940 Act and such as may be required under state securities or blue sky laws and the H-S-R Act and (vi) the Registration Statement has become effective under the 1933 Act, and, to the best of the knowledge of such counsel, no stop order suspending the effectiveness of the Registration Statement has been issued and no proceedings for that purpose have been instituted or are pending or contemplated under the 1933 Act.

(g) That Acquired Fund will have received an opinion of Ropes & Gray LLP dated the Exchange Date (which opinion would be based upon certain factual representations and subject to certain qualifications) to the effect that, on the basis of the existing provisions of the Code, current administrative rules and court decisions, generally for federal income tax purposes: (i) the acquisition by Acquiring Fund of substantially all of the assets of Acquired Fund solely in exchange for Merger Shares and the assumption by Acquiring Fund of liabilities of Acquired Fund followed by the distribution of Acquired Fund to its shareholders of Merger Shares in complete liquidation of Acquired Fund, all pursuant to the plan of reorganization, constitutes a reorganization within the meaning of Section 368(a) of the Code and Acquired Fund and Acquiring Fund will each be a “party to a reorganization” within the meaning of Section 368(b) of the Code, (ii) no gain or loss will be recognized by Acquired Fund upon the transfer of the Investments to Acquiring Fund and the assumption by Acquiring Fund of the liabilities of Acquired Fund, or upon the distribution of the Merger Shares by Acquired Fund to its shareholders, pursuant to this Agreement, (iii) no gain or loss will be recognized by the Acquired Fund shareholders on the exchange of their shares of the Acquired Fund for Merger Shares, (iv) the aggregate basis of the Merger Shares an Acquired Fund shareholder receives in connection with the transaction will be the same as the aggregate basis of his or her Acquired Fund shares exchanged therefor and (v) an Acquired Fund shareholder’s holding period for his or her Merger Shares will be determined by including the period for which he or she held Acquired Fund shares exchanged therefor, provided that the shareholder held Acquired Fund’s shares as capital assets; however, Ropes & Gray LLP will express no view with respect to the effect of the reorganization on any transferred asset as to which any unrealized gain or loss is required to be recognized at the end of a taxable year (or on the termination or transfer thereof) under federal income tax principles without reference to whether such a termination or transfer would otherwise be a taxable transaction.

(h) That all proceedings taken by or on behalf of Acquiring Fund in connection with the transactions contemplated by this Agreement and all documents incidental thereto will be satisfactory in form and substance to Acquired Fund and Ropes & Gray LLP.

(i) That the Registration Statement will have become effective under the 1933 Act and no stop order suspending such effectiveness will have been instituted or, to the knowledge of Acquiring Fund, threatened by the Commission.

(j) That Acquired Fund will have received from the Commission, any relevant state securities administrator, the FTC and the Department such order or orders as Ropes & Gray LLP deems reasonably necessary or desirable under the 1933 Act, the 1934 Act, the 1940 Act, any applicable state securities or blue sky laws and the H-S-R Act in connection with the transactions contemplated hereby and that all such orders will be in full force and effect.

10. Indemnification.

(a) Acquired Fund will indemnify and hold harmless, out of the assets of Acquired Fund but no other assets, Acquiring Fund, its trustees and its officers (for purposes of this subparagraph, the “Indemnified Parties”) against any and all expenses, losses, claims, damages and liabilities at any time imposed upon or reasonably incurred by any one or more of the Indemnified Parties in connection with, arising out of, or resulting from any claim, action, suit or proceeding in which any one or more of the Indemnified Parties may be involved or with which any one or more of the Indemnified Parties may be threatened by reason of any untrue statement or alleged untrue statement of a material fact relating to Acquired Fund contained in the Registration Statement, the Prospectuses, the Proxy Statement or any amendment or supplement to any of the foregoing, or arising out of or based upon the omission or alleged omission to state in any of the foregoing a material fact relating to Acquired Fund required to be stated therein or necessary to make the statements relating to Acquired Fund therein not misleading, including, without limitation, any amounts paid by any one or more of the Indemnified Parties in a reasonable compromise or settlement of any such claim, action, suit or proceeding, or threatened claim, action, suit or proceeding made with the consent of Acquired Fund. The Indemnified Parties will notify Acquired Fund in writing within ten days after the receipt by any one or more of the Indemnified Parties of any notice of legal process or any suit brought against or claim made against such Indemnified Party as to any matters covered by this Section 10(a). Acquired Fund will be entitled to participate at its own expense in the defense of any claim, action, suit or proceeding covered by this Section 10(a), or, if it so elects, to assume at its expense by counsel satisfactory to the Indemnified Parties the defense of any such claim, action, suit or proceeding, and if Acquired Fund elects to assume such defense, the Indemnified Parties will be entitled to participate in the defense of any such claim, action, suit or proceeding at their expense. Acquired Fund’s obligation under this Section 10(a) to indemnify and hold harmless the Indemnified Parties will constitute a guarantee of payment so that Acquired Fund will pay in the first instance any expenses, losses, claims, damages and liabilities required to be paid by it under this Section 10(a) without the necessity of the Indemnified Parties’ first paying the same.

(b) Acquiring Fund will indemnify and hold harmless, out of the assets of Acquiring Fund but no other assets, Acquired Fund, its trustees and its officers (for purposes of this subparagraph, the “Indemnified Parties”) against any and all expenses, losses, claims, damages and liabilities at any time imposed upon or reasonably incurred by any one or more of the Indemnified Parties in connection with, arising out of, or resulting from any claim, action, suit or proceeding in which any one or more of the Indemnified Parties may be involved or with which any one or more of the Indemnified Parties may be threatened by reason of any untrue statement or alleged untrue statement of a material fact relating to Acquiring Fund contained in the Registration Statement, the Prospectuses, the Proxy Statement, or any amendment or supplement to any thereof, or arising out of, or based upon, the omission or alleged omission to state in any of the foregoing a material fact relating to Acquiring Fund required to be stated therein or necessary to make the statements relating to Acquiring Fund therein not misleading, including without limitation any amounts paid by any one or more of the Indemnified Parties in a reasonable compromise or settlement of any such claim, action, suit or proceeding, or threatened claim, action, suit or proceeding made with the consent of Acquiring Fund. The Indemnified Parties will notify Acquiring Fund in writing within ten days after the receipt by any one or more of the Indemnified Parties of any notice of legal process or any suit brought against or claim made against such Indemnified Party as to any matters covered by this Section 10(b). Acquiring Fund will be entitled to participate at its own expense in the defense of any claim, action, suit or proceeding covered by this Section 10(b), or, if it so elects, to assume at its expense by counsel satisfactory to the Indemnified Parties the defense of any such claim, action, suit or proceeding, and, if Acquiring Fund elects to assume such defense, the Indemnified Parties will be entitled to participate in the defense of any such claim, action, suit or proceeding at their own expense. Acquiring Fund’s obligation under this Section 10(b) to indemnify and hold harmless the Indemnified Parties will constitute a guarantee of payment so that Acquiring Fund will pay in the first instance any expenses, losses, claims, damages and liabilities required to be paid by it under this Section 10(b) without the necessity of the Indemnified Parties’ first paying the same.

11. No broker, etc.

Each of Acquired Fund and Acquiring Fund represents that there is no person who has dealt with it who by reason of such dealings is entitled to any broker’s or finder’s or other similar fee or commission arising out of the transactions contemplated by this Agreement.

12. Termination.

Acquired Fund and Acquiring Fund may, by mutual consent of their Trustees, terminate this Agreement, and Acquired Fund or Acquiring Fund, after consultation with counsel and by consent of their Trustees or an officer authorized by such Trustees, may waive any condition to their respective obligations hereunder. If the transactions contemplated by this Agreement have not been substantially completed by December 31, 2007, this Agreement will automatically terminate on that date unless a later date is agreed to by Acquired Fund and Acquiring Fund.

13. Rule 145.

Pursuant to Rule 145 under the 1933 Act, Acquiring Fund will, in connection with the issuance of any Merger Shares to any person who at the time of the transaction contemplated hereby is deemed to be an affiliate of a party to the transaction pursuant to Rule 145(c), cause to be affixed upon the certificates issued to such person a legend as follows:

“THESE SHARES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE SOLD OR OTHERWISE TRANSFERRED EXCEPT TO PUTNAM TAX-EXEMPT INCOME FUND OR ITS PRINCIPAL UNDERWRITER UNLESS (I) A REGISTRATION STATEMENT WITH RESPECT THERETO IS EFFECTIVE

UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR (II) IN THE OPINION OF COUNSEL REASONABLY SATISFACTORY TO PUTNAM TAX-EXEMPT INCOME FUND SUCH REGISTRATION IS NOT REQUIRED.”

and, further, Acquiring Fund will issue stop transfer instructions to Acquiring Fund’s transfer agent with respect to such shares. Acquired Fund will provide Acquiring Fund on the Exchange Date with the name of any Acquired Fund shareholder who is to the knowledge of Acquired Fund an affiliate of Acquired Fund on such date.

13. Covenants, etc. deemed material.

All covenants, agreements, representations and warranties made under this Agreement and any certificates delivered pursuant to this Agreement will be deemed to have been material and relied upon by each of the parties, notwithstanding any investigation made by them or on their behalf.

14. Sole agreement; amendments.

This Agreement supersedes all previous correspondence and oral communications between the parties regarding the subject matter hereof, constitutes the only understanding with respect to such subject matter, may not be changed except by a letter of agreement signed by each party hereto and will be construed in accordance with and governed by the laws of The Commonwealth of Massachusetts.

15. Agreement and declaration of trust.

Copies of the Agreements and Declarations of Trust, as amended, of Acquired Fund and Acquiring Fund are on file with the Secretary of The Commonwealth of Massachusetts, and notice is hereby given that this instrument is executed on behalf of the Trustees of each Trust, respectively, as Trustees and not individually and that the obligations of this instrument are not binding upon any of the Trustees, officers or shareholders of Acquired Fund or Acquiring Fund individually but are binding only upon the assets and property of Acquired Fund and Acquiring Fund, respectively.

This Agreement may be executed in any number of counterparts, each of which, when executed and delivered, will be deemed to be an original.

PUTNAM TAX-FREE HEALTH CARE FUND

By:

Name:	Charles E. Porter
Title:	Executive Vice President, Associate Treasurer,
Compliance Liaison and Principal Executive Officer

PUTNAM TAX EXEMPT INCOME FUND

By:

Name:	Charles E. Porter
Title:	Executive Vice President, Associate Treasurer,
Compliance Liaison and Principal Executive Officer

I.	Questions and Answers Regarding Approval of the Merger	7
II.	Risk Factors	18
III.	Information about the Proposed Merger	24
IV.	Information about the Funds	43
V.	Further Information about Voting and the Meeting	63
Appendix A — Agreement and Plan of Reorganization		A-1

The Putnam Funds One Post Office Square Boston, Massachusetts 02109 Toll-free 1-800-225-1581

246006 6/07

The proxy ballot

To vote by mail	To vote by telephone	To vote on the web
Read the proxy statement.	Read the proxy statement and	Read the proxy statement and have the
Check the appropriate boxes	have the proxy ballot at hand.	proxy ballot at hand.
on the reverse side.	Call 1-866-241-6192.
Go to https:/vote.proxy-direct.com.
Sign and date the proxy ballot.	Follow the automated
	telephone directions.	Follow the instructions on the site.
Return the proxy ballot in the		There is no need for you to return your
envelope provided.	There is no need for you to	proxy ballot.
return your proxy ballot.

PUTNAM TAX FREE HEALTH CARE FUND

By signing below, you as a Putnam fund shareholder appoint Trustees John A. Hill and Robert E. Patterson, and each of them separately, with power of substitution to each, to be your proxies. You are empowering them to vote your Putnam fund shares on your behalf at the meeting of the shareholders of Putnam Tax-Free Health Care Fund. The meeting will take place on August 30, 2007 at 11:00 a.m., Boston time, and may be adjourned to later times or dates. Your vote is being solicited on behalf of the Trustees. When you complete and sign the proxy ballot, the Trustees will vote exactly as you have indicated on the other side of this card. If you simply sign the proxy ballot, or don’t vote on a specific proposal, your shares will be automatically voted as the Trustees recommend. The Trustees are also authorized to vote at their discretion on any other matter that arises at the meeting or any postponement or adjournment of the meeting.

Sign your name exactly as it appears on this card. If you own shares jointly, each owner should sign. When signing as executor, administrator, attorney, trustee, guardian, or as custodian for a minor, please give your full title as such. If you are signing for a corporation, please sign the full corporate name and indicate the signer’s office. If you are a partner, sign in the partnership name.

PUT___A

Proposal	Please vote by filling in the appropriate boxes below.

Please vote by filling in the appropriate box below. If you do not mark one or more proposals, your Proxy will be voted as the Trustees recommend.
PLEASE MARK VOTES AS IN THIS EXAMPLE: ■
□ To vote on the Proposal as the Trustees recommend, mark this box.	(No other vote is necessary.)

THE TRUSTEES RECOMMEND A VOTE FOR PROPOSAL 1.
		FOR	AGAINST	ABSTAIN
1.	Approving an Agreement and Plan of Reorganization providing for the	□	□	□
transfer of all of the assets of Tax-Free Health Care Fund to Putnam
Tax Exempt Income Fund (“Tax Exempt Income Fund”) in exchange for the issuance and delivery of Class A shares of beneficial interest of
Tax Exempt Income Fund and the assumption by Tax Exempt Income
Fund of all the liabilities of Tax-Free Health Care Fund, and the distribution of such shares to the shareholders of Tax-Free Health Care
Fund in complete liquidation of Tax-Free Health Care Fund.

If you have any questions on the proposals, please call 1-800-225-1581	Please sign and date the other side of this card.

PUTNAM TAX EXEMPT INCOME FUND

FORM N-14
PART B

STATEMENT OF ADDITIONAL INFORMATION (“SAI”)
July 5, 2007

This Statement of Additional Information (“SAI”) contains material that may be of interest to investors but that is not included in the Prospectus/Proxy Statement (the “Prospectus/Proxy Statement”) of Putnam Tax Exempt Income Fund (“Tax Exempt Income Fund”) dated July 5, 2007 relating to the exchange, on a tax-free basis, of Putnam Tax-Free Health Care Fund’s Class A Shares (“Tax-Free Health Care Fund”) for Tax Exempt Income Fund’s Class A Shares. The Tax Exempt Income Fund’s Statement of Additional Information dated January 31, 2007 is attached to this SAI as Appendix A. This SAI is not a prospectus and is authorized for distribution only when it accompanies or follows delivery of the Prospectus/Proxy Statement. This SAI should be read in conjunction with the Prospectus/Proxy Statement. Investors may obtain a free copy of the Prospectus/Proxy Statement by writing Putnam Investor Services, One Post Office Square, Boston, MA 02109, or by calling 1-800-225-1581.

The following documents are incorporated by reference into this SAI: (i) the Report of Independent Accountants and financial statements included in Putnam Tax Exempt Income Fund’s Annual Report for the fiscal year ended September 30, 2006, filed electronically on December 5, 2006 (File No. 811-02675), (ii) the Report of Independent Accountants and financial statements included in Putnam Tax-Free Health Care Fund’s Annual Report for the fiscal year ended May 31, 2006, filed electronically on July 27, 2006 (File No. 811-06659), and (iii) the financial statements included in Putnam Tax-Free Health Care Fund’s Semiannual Report for the six months ended November 30, 2006, filed electronically on January 26, 2007. No other parts of the annual or semiannual reports to shareholders is incorporated by reference herein.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND FINANCIAL
STATEMENTS	3
PROFORMA FINANCIAL STATEMENTS	4
APPENDIX A – STATEMENT OF ADDITIONAL INFORMATION, DATED
JANUARY 30, 2007, OF PUTNAM TAX EXEMPT INCOME FUND	A-1

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND FINANCIAL STATEMENTS.

KPMG LLP is the Independent Registered Public Accounting Firm for Putnam Tax Exempt Income Fund, providing audit services, tax return review and other tax services and assistance in connection with the review of various Securities and Exchange Commission filings for Putnam Tax Exempt Income Fund. KPMG LLP is also the Independent Registered Public Accounting Firm for Putnam Tax-Free Health Care Fund, providing audit services, tax return reviews and other tax services and assistance in connection with the review of various Securities and Exchange Commission filings for Putnam Tax-Free Health Care Fund. The audited financial statements for Putnam Tax Exempt Income Fund included in the Prospectus/Proxy Statement and the audited financial statements for Putnam Tax Exempt Income Fund and Putnam Tax-Free Health Care Fund incorporated by reference into the Prospectus/Proxy Statement and this SAI have been so included and incorporated in reliance upon the reports of KPMG LLP, given on their authority as experts in auditing and accounting.

Putnam Tax Free Health Care Fund

and

Putnam Tax Exempt Income Fund

Proforma Combining Financial Statements
(Unaudited)

The accompanying unaudited proforma combining investment portfolio and statement of assets and liabilities assumes that the exchange described in the next paragraph occurred as of March 31, 2007 and the unaudited proforma combining statement of operations for the twelve months ended March 31, 2007 presents the results of operations of Putnam Tax Exempt Income Fund as if the combination with Putnam Tax Free Health Care Fund had been consummated at April 1, 2006. The proforma results of operations are not necessarily indicative of future operations or the actual results that would have occurred had the combination been consummated at April 1, 2006. These historical statements have been derived from Putnam Tax Exempt Income Fund’s and Putnam Tax Free Health Care Fund’s books and records utilized in calculating daily net asset value at March 31, 2007, and for the twelve month period then ended. The preparation of financial statements is in conformity with accounting principles generally accepted in the United States of America and requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities in the financial statements and the reported amounts of increases and decreases in net assets from operations during the reporting period. Actual results could differ from those estimates.

The proforma statements give effect to the proposed transfer of all of the assets of Putnam Tax Free Health Care Fund into Putnam Tax Exempt Income Fund in exchange for the assumption by Putnam Tax Exempt Income Fund of all of the liabilities of Putnam Tax Free Health Care Fund and for a number of Putnam Tax Exempt Income Fund’s shares equal in value to the value of the net assets of Putnam Tax Free Health Care Fund transferred to Putnam Tax Exempt Income Fund. Under generally accepted accounting principles, the historical cost of investment securities will be carried forward to the surviving entity and the results of operations of Putnam Tax Exempt Income Fund for pre-combination periods will not be restated. The proforma statement of operations does not reflect the expenses of either fund in carrying out its obligations under the Agreement and Plan of Reorganization.

The unaudited proforma combining statements should be read in conjunction with the separate financial statements of Putnam Tax Exempt Income Fund and Putnam Tax Free Health Care Fund incorporated by reference in this statement of additional information.

Pro Forma Combining
Statement of Assets and Liabilities
March 31, 2007 (Unaudited)

	Putnam	Putnam
	Tax Free	Tax Exempt	Pro Forma		Pro Forma
	Health Care Fund	Income Fund	Adjustments		Combined

Assets

Investments in securities, at value
Unaffiliated Issuers	$189,488,295	$ 1,301,326,531			$1,490,814,826
Cash	123,173	92,121			215,294
Interest and other receivables	2,919,001	19,338,404			22,257,405
Receivable for shares of the fund sold	--	285,325			285,325
Receivable for securities sold	10,046	256,975			267,021
Unrealized appreciation on swap contracts	--	84,201			84,201
					--

Total assets	192,540,515	1,321,383,557			1,513,924,072

Liabilities

Distributions payable to shareholders	632,296	1,771,215			2,403,511
Payable for securities purchased	--	6,094,991			6,094,991
Payable for shares of the fund repurchased	--	1,849,670			1,849,670
Payable for compensation of Manager	86,882	1,704,627			1,791,509
Payable for investor servicing and custodian fees	10,990	103,117			114,107
Payable for Trustee compensation and expenses	54,713	251,686			306,399
Payable for administrative services	2,540	7,789			10,329
Payable for distribution fees	--	716,951			716,951
Unrealized depreciation on swap contracts	--	330,889			330,889
					-
Other accrued expenses	37,585	127,140	226,617	C	391,342

Total liabilities	825,006	12,958,075	226,617		14,009,698

Net assets	$191,715,509	$1,308,425,482	(226,617)		1,499,914,374

Represented by

Paid -in capital	$187,315,326	$1,249,570,711	-		$1,436,886,037
Undistributed(distributions in excess of) net investment income	345,459	(606,010)	(226,617)	C	(487,168)
Accumulated net realized loss on investments	(3,673,719)	(13,051,299)	-		(16,725,018)
Net unrealized appreciation of investments	7,728,443	72,512,080	-		80,240,523

Total - Representing net assets applicable to capital
shares outstanding	$191,715,509	$1,308,425,482	(226,617)		$1,499,914,374

Class A

Net assets	$191,715,509	$1,243,833,667	(226,617)	C	$1,435,322,559
Shares outstanding	13,435,771	142,181,105	8,448,674	D	164,065,550
Net asset value per share	$14.27	$8.75			$8.75
Class B

Net assets		$49,982,588			$49,982,588
Shares outstanding		5,711,398			5,711,398
Net asset value per share		$8.75			$8.75
Class C

Net assets		$9,106,113			$9,106,113
Shares outstanding		1,039,771			1,039,771
Net asset value per share		$8.76			$8.76
Class M

Net assets		$5,503,114			$5,503,114
Shares outstanding		627,421			627,421
Net asset value per share		$8.77			$8.77

Cost of investments
Unaffiliated Issuers	$181,759,852	$1,228,567,763			$1,410,327,615

Proforma Combining
Statement of Operations
Twelve months ended March 31, 2007 (Unaudited)

	Putnam	Putnam
	Tax Free	Tax Exempt	Pro Forma		Pro Forma
	Health Care Fund	Income Fund	Adjustments		Combined

Interest Income	$9,176,590	$61,809,185			$70,985,775

Expenses:

Compensation of Manager	1,044,958	6,149,932	(87,324)	A	7,107,566

Custodian fees	83,788	168,112	(64,630)	A	187,270

Investor servicing fees	95,645	641,847	(73,645)	A	663,847

Trustee compensation and expenses	30,718	63,843	(26,302)	A	68,259

Administrative Services	23,584	38,898	(21,814)	A	40,668

Distribution fees - Class A	-	2,375,267	478,800	B	2,854,067

Distribution fees - Class B	-	382,795			382,795

Distribution fees - Class C	-	90,575			90,575

Distribution fees - Class M	-	25,307			25,307

Distribution fees - Class R	-	-			-

Other Expenses	195,527	236,633	(197,919)	A	234,241

Non-recurring costs	-	184			184

Costs assumed by Manager	-	(184)			(184)

Total Expenses	1,474,220	10,173,209	7,166		11,654,595

Expense reduction	(50,629)	(285,165)	-		(335,794)

Net expenses	1,423,591	9,888,044	7,166		11,318,801

Net investment income	7,752,999	51,921,141	(7,166)		59,666,974

Net realized gain (loss) on investments	(142,779)	4,908,857			4,766,078
Net realized gain (loss) on futures contracts	(4,735)	(391,327)			(396,062)
Net realized gain (loss) on swap contracts	-	(313,241)			(313,241)
Net unrealized appreciation (depreciation) of
investments during the period	2,205,519	(359,330)			1,846,189

Net gain (loss) on investments	2,058,005	3,844,959			5,902,964

Net increase (decrease) in net assets
resulting from operations	$ 9,811,004	$ 55,766,100	$ (7,166)		$ 65,569,938

The Proforma Combined Investment Portfolio of Putnam Tax Free Health Care Fund
and Putnam Tax Exempt Income Fund

March 31, 2007 (unaudited)

Key to abbreviations
AMBAC -- AMBAC Indemnity Corporation
CIFG -- CIFG Assurance North America, Inc.
COP -- Certificate of Participation
FGIC -- Financial Guaranty Insurance Company
FHA Insd. -- Federal Housing Administration Insured
FHLMC Coll. -- Federal Home Loan Mortgage Corporation Collateralized
FNMA Coll. -- Federal National Mortgage Association Collateralized
FRN -- Floating Rate Notes
FSA -- Financial Security Assurance
GNMA Coll. -- Government National Mortgage Association Collateralized
G.O. Bonds -- General Obligation Bonds
MBIA -- MBIA Insurance Company
PSFG -- Permanent School Fund Guaranteed
Radian Insd. -- Radian Group Insured
U.S. Govt. Coll. -- U.S. Government Collateralized
VRDN -- Variable Rate Demand Notes
XLCA -- XL Capital Assurance

		Putnam		Tax
		Tax Free		Exempt
		Health		Income		Proforma
		Care		Fund		Combined

MUNICIPAL BONDS AND NOTES(a)		98.8%		98.2%		98.3%

	Rating(RAT)	Principal amount	Value	Principal amount	Value	Principal amount	Value

Alabama			0.1%		0.6%		0.6%
AL Hsg. Fin. Auth. Rev. Bonds (Single Fam. Mtge.)
Ser. A-1, GNMA Coll., FNMA Coll., 6.05s, 4/1/17	Aaa	$--	$--	$1,430,000	$1,462,661	$1,430,000	$1,462,661
Ser. F, GNMA Coll., FNMA Coll., FHLMC Coll., 5 1/2s, 10/1/37	Aaa	--	--	3,000,000	3,162,030	3,000,000	3,162,030
Ser. G, GNMA Coll., FNMA Coll., FHLMC Coll., 5 1/2s, 10/1/37	Aaa	--	--	3,000,000	3,165,660	3,000,000	3,165,660
Sylacauga, Hlth. Care Auth. Rev. Bonds (Coosa Valley Med. Ctr.), Ser. A, 6s, 8/1/35	B/P	250,000	259,895	--	--	250,000	259,895
U. of AL Rev. Bonds (Hosp. Birmingham), Ser. A, AMBAC, 5s, 9/1/14	Aaa	--	--	500,000	533,635	500,000	533,635
			259,895		8,323,986		8,583,881

Alaska			--%		0.2%		0.1%
AK State Hsg. Fin. Corp. Rev. Bonds, Ser. A, 4.4s, 12/1/31	Aaa	0	--	2,450,000	2,473,618	2,450,000	2,473,618

Arizona			2.1%		1.8%		1.9%
AZ Hlth. Fac. Auth. Hosp. Syst. Rev. Bonds (John C. Lincoln Hlth. Network), 6 7/8s, 12/1/20 (Prerefunded)	BBB	600,000	675,300	--	--	600,000	675,300
Casa Grande, Indl. Dev. Auth. Rev. Bonds (Casa Grande Regl. Med. Ctr.), Ser. A, 7 5/8s, 12/1/29	B+/P	600,000	665,058	3,250,000	3,602,398	3,850,000	4,267,456
Cochise Cnty., Indl. Dev. Auth. Rev. Bonds (Sierra Vista Regl. Hlth. Ctr.), Ser. A, 6.2s, 12/1/21	BB+/P	--	--	5,915,000	6,341,294	5,915,000	6,341,294
Glendale, Indl. Dev. Auth. Rev. Bonds (John C. Lincoln Hlth.), Ser. B, 5 1/4s, 12/1/19	BBB	500,000	530,665	--	--	500,000	530,665
Maricopa Cnty., School Dist. G.O. Bonds (No. 006 Washington Elementary), Ser. B, FSA, 5 3/8s, 7/1/13	Aaa	490,000	535,629	--	--	490,000	535,629
Mesa, Util. Syst. Rev. Bonds, FGIC						-	-
7 1/4s, 7/1/12	Aaa	--	--	3,635,000	4,253,895	3,635,000	4,253,895
7 1/4s, 7/1/12 (Prerefunded)	Aaa	--	--	6,365,000	7,448,705	6,365,000	7,448,705
Queen Creek, Special Assmt. Bonds (Dist. No. 001), 5s, 1/1/26	Baa2	--	--	725,000	741,588	725,000	741,588
Scottsdale, Indl. Dev. Auth. Hosp. Rev. Bonds (Scottsdale Hlth. Care), 5.8s, 12/1/31 (Prerefunded)	A3	975,000	1,065,665	1,500,000	1,639,485	2,475,000	2,705,150
Yavapai Cnty., Indl. Dev. Auth. Rev. Bonds (Yavapai Regl. Med. Ctr.), Ser. A, 6s, 8/1/33	Baa2	500,000	537,150	--	--	500,000	537,150
			4,009,467		24,027,365		28,036,832

Arkansas			0.8%		0.5%		0.5%
AR State Hosp. Dev. Fin. Auth. Rev. Bonds (Washington Regl. Med. Ctr.), 7 3/8s, 2/1/29 (Prerefunded)	Baa2	1,000,000	1,097,930	3,900,000	4,281,927	4,900,000	5,379,857
Fayetteville, Sales & Use Tax Cap. Impt. Rev. Bonds, Ser. A, FSA, 4s, 11/1/21	Aaa	--	--	250,000	249,993	250,000	249,993
Springdale, Sales & Use Tax Rev. Bonds, FSA, 4.05s, 7/1/26	Aaa	--	--	1,500,000	1,490,025	1,500,000	1,490,025
Washington Cnty., Hosp. Rev. Bonds (Regl. Med. Ctr.), Ser. B, 5s, 2/1/11	Baa2	500,000	518,080	--	--	500,000	518,080
			1,616,010		6,021,945		7,637,955

California			4.8%		6.2%		6.0%
Azusa, Cmnty. Fac. Dist. Special Tax Bonds
(No. 05-1), Ser. 05-1, Class 1, 5s, 9/1/27	BB-/P	--	--	445,000	450,385	445,000	450,385
5s, 9/1/21	BB-/P	--	--	1,000,000	1,013,730	1,000,000	1,013,730
CA Hlth. Fac. Fin. Auth. Rev. Bonds						-	-
(Stanford Hosp. & Clinics), Ser. A, 5s, 11/15/23	A2	1,250,000	1,311,588	--	--	1,250,000	1,311,588
(Cedars Sinai Med. Ctr.), 5s, 11/15/15	A2	250,000	268,998	--	--	250,000	268,998
CA Infrastructure & Econ. Dev. Bank Rev. Bonds (Science Ctr. Phase II), Ser. B, FGIC, 5s, 5/1/23	AAA	--	--	640,000	683,264	640,000	683,264
CA State G.O. Bonds						-	-
MBIA, 5 3/4s, 12/1/11	Aaa	--	--	225,000	242,150	225,000	242,150
MBIA, 5 1/4s, 10/1/13	AAA	--	--	1,125,000	1,228,196	1,125,000	1,228,196
5 1/8s, 4/1/23	A1	--	--	3,000,000	3,174,060	3,000,000	3,174,060
5.1s, 2/1/34	A+	--	--	3,000,000	3,054,180	3,000,000	3,054,180
5s, 11/1/30 (Prerefunded)	A1	--	--	65,000	67,142	65,000	67,142
5s, 2/1/29 (Prerefunded)	A1	--	--	50,000	52,078	50,000	52,078
5s, 2/1/29 (Prerefunded)	A1	--	--	265,000	274,275	265,000	274,275
CA State Dept. of Wtr. Resources Rev. Bonds, Ser. A						-	-
6s, 5/1/15 (Prerefunded)	Aaa	--	--	14,500,000	16,243,045	14,500,000	16,243,045
AMBAC, 5 1/2s, 5/1/15	Aaa	--	--	22,150,000	24,162,549	22,150,000	24,162,549
AMBAC, 5 1/2s, 5/1/13	Aaa	--	--	1,500,000	1,639,815	1,500,000	1,639,815
5 1/2s, 5/1/11	A1	--	--	500,000	535,300	500,000	535,300
5 1/4s, 5/1/20 (Prerefunded)	Aaa	1,100,000	1,194,248	--	--	1,100,000	1,194,248
CA State Econ. Recvy. G.O. Bonds, Ser. A, 5s, 7/1/16	AA+	--	--	6,000,000	6,303,240	6,000,000	6,303,240
CA Statewide Cmnty. Dev. Auth. Mandatory Put Bonds (Kaiser Permanente), Ser. C, 3.85s, 6/1/12	A-1	1,750,000	1,747,498	--	--	1,750,000	1,747,498
CA Statewide Cmntys., Dev. Auth. Rev. Bonds (Huntington Memorial Hosp.), 5s, 7/1/21	A+	--	--	1,750,000	1,844,080	1,750,000	1,844,080
CA Statewide Cmntys., Dev. Auth. Apt. Mandatory Put Bonds (Irvine Apt. Cmntys.), Ser. A-3, 5.1s, 5/17/10	BBB+	--	--	875,000	899,815	875,000	899,815
Chula Vista, Indl. Dev. Rev. Bonds (San Diego Gas), Ser. B, 5s, 12/1/27	A1	--	--	200,000	208,554	200,000	208,554
Corona, COP (Vista Hosp. Syst.), zero %, 7/1/29 (In default) (F)(NON)	D/P	4,000,000	44,000	--	--	4,000,000	44,000
Delano, COP (Delano Regl. Med. Ctr.), 5.6s, 1/1/26	BBB-	500,000	513,110	--	--	500,000	513,110
Duarte, COP, Ser. A, 5 1/4s, 4/1/31	A-	300,000	308,778	--	--	300,000	308,778
Garvey, School Dist. G.O. Bonds (Election of 2004), FSA, zero %, 8/1/26	Aaa	--	--	545,000	230,192	545,000	230,192
Golden State Tobacco Securitization Corp. Rev. Bonds						-	-
Ser. B, FHLMC Coll., 5 5/8s, 6/1/38 (Prerefunded)	Aaa	--	--	1,500,000	1,657,635	1,500,000	1,657,635
(Tobacco Settlement), Ser. B, AMBAC, FHLMC Coll., FNMA Coll., 5s, 6/1/38 (Prerefunded)	Aaa	--	--	530,000	567,609	530,000	567,609
Ser. 03 A-1, 5s, 6/1/21 (Prerefunded)	AAA	--	--	2,220,000	2,227,037	2,220,000	2,227,037
Ser. A-1, 4 1/2s, 6/1/27	BBB	--	--	6,190,000	6,045,278	6,190,000	6,045,278
Ontario, COP (Wtr. Syst. Impt.), MBIA, 5s, 7/1/29	Aaa	--	--	500,000	523,515	500,000	523,515
Rancho Mirage, JT Powers Fin. Auth. Rev. Bonds (Eisenhower Med. Ctr.), 5 7/8s, 7/1/26	A3	1,600,000	1,767,840	1,700,000	1,878,330	3,300,000	3,646,170
Rancho Santiago, Cmnty. Coll. Dist. G.O. Bonds, FSA, 5s, 9/1/14	Aaa	--	--	1,000,000	1,083,530	1,000,000	1,083,530
Riverside Cnty., Asset Leasing Corp. Leasehold Rev. Bonds (Riverside Cnty. Hosp.), MBIA, zero %, 6/1/25	Aaa	4,000,000	1,767,120	--	--	4,000,000	1,767,120
San Bernardino, City U. School Dist. G.O. Bonds, Ser. A, FSA, 5s, 8/1/28	Aaa	--	--	5,005,000	5,279,474	5,005,000	5,279,474
San Diego, Assn. of Bay Area Governments Fin. Auth. For Nonprofit Corps. Rev. Bonds (San Diego Hosp.), Ser.
A, 6 1/8s, 8/15/20	Baa1	250,000	269,115	--	--	250,000	269,115
			9,192,295		81,568,458		90,760,753

Colorado			3.9%		0.5%		0.9%
CO Hlth. Fac. Auth. Rev. Bonds						-	-
(Christian Living Cmntys.), Ser. A, 5 3/4s, 1/1/26	BB-/P	125,000	131,608	--	--	125,000	131,608
(Hosp. Impt. - NCMC, Inc.), FSA, 5 3/4s, 5/15/19 (Prerefunded)	Aaa	3,000,000	3,156,600	--	--	3,000,000	3,156,600
(Evangelical Lutheran), 5 1/4s, 6/1/22	A3	--	--	1,000,000	1,065,000	1,000,000	1,065,000
(Evangelical Lutheran), 5 1/4s, 6/1/21	A3	100,000	106,655	--	--	100,000	106,655
(Evangelical Lutheran), 5 1/4s, 6/1/19	A3	60,000	64,274	630,000	674,875	690,000	739,149
(Evangelical Lutheran), 5s, 6/1/16	A3	1,000,000	1,050,160	--	--	1,000,000	1,050,160
CO Springs, Hosp. Rev. Bonds						-	-
6 3/8s, 12/15/30	A3	630,000	685,894	1,890,000	2,057,681	2,520,000	2,743,575
6 3/8s, 12/15/30 (Prerefunded)	A3	620,000	682,415	1,860,000	2,047,246	2,480,000	2,729,661
Denver, Hlth. & Hosp. Auth. Hlth. Care Rev. Bonds, Ser. A, 5 3/8s, 12/1/28	BBB	1,500,000	1,517,085	--	--	1,500,000	1,517,085
			7,394,691		5,844,802		13,239,493

Connecticut			0.4%		1.0%		0.9%
CT State Dev. Auth. Rev. Bonds (Mystic Marine Life Aquarium), Ser. A, 4 5/8s, 5/1/37	Aa3	--	--	2,500,000	2,450,175	2,500,000	2,450,175
CT State Dev. Auth. 1st. Mtg. Gross Rev. Hlth. Care Rev. Bonds (Elim Street Park Baptist, Inc.), 5.85s, 12/1/33	BBB+	750,000	797,085	--	--	750,000	797,085
CT State Dev. Auth. Poll. Control Rev. Bonds (Western MA), Ser. A, 5.85s, 9/1/28	Baa2	--	--	3,000,000	3,137,040	3,000,000	3,137,040
Mashantucket, Western Pequot Tribe 144A Rev. Bonds, Ser. A, 6.4s, 9/1/11 (Prerefunded)	Aaa	--	--	7,435,000	7,571,432	7,435,000	7,571,432
			797,085		13,158,647		13,955,732

Delaware			--%		--%		--%
GMAC Muni. Mtge. Trust 144A sub. notes, Ser. A1-2, 4.9s, 10/31/39	A3	--	--	500,000	515,940	500,000	515,940

District of Columbia			0.7%		0.5%		0.5%
District of Columbia G.O. Bonds, Ser. A						-	-
FSA, 5s, 6/1/26	Aaa	--	--	5,005,000	5,278,874	5,005,000	5,278,874
MBIA, 5s, 6/1/15	Aaa	--	--	340,000	347,973	340,000	347,973
MBIA, 5s, 6/1/15 (Prerefunded)	Aaa	--	--	170,000	174,299	170,000	174,299
DC Tobacco Settlement Fin. Corp. Rev. Bonds						-	-
6 3/4s, 5/15/40	BBB	460,000	499,569	--	--	460,000	499,569
6 1/4s, 5/15/24	BBB	710,000	756,555	240,000	255,737	950,000	1,012,292
DC Wtr. & Swr. Auth. Pub. Util. Rev. Bonds, FGIC, 5s, 10/1/33	Aaa	--	--	1,000,000	1,043,310	1,000,000	1,043,310

			1,256,124		7,100,193		8,356,317

Florida			3.3%		12.4%		11.2%
Aberdeen Cmnty., Dev. Dist. Special Assmt. Bonds, 5 1/2s, 5/1/36	BB-/P	--	--	550,000	561,924	550,000	561,924
Alachua Cnty., Hlth. Fac. Auth. VRDN (Shands Teaching Hosp.), Ser. A, 3.80s, 12/1/12	VMIG 1	--	--	1,000,000	1,000,000	1,000,000	1,000,000
CFM Cmnty. Dev. Dist. Rev. Bonds, Ser. B, 5 7/8s, 5/1/14	BB-/P	--	--	750,000	769,313	750,000	769,313
Clearwater Cay, Cmnty. Dev. Dist. Special Assmt. Bonds, Ser. A, 5 1/2s, 5/1/37	BB-/P	--	--	2,100,000	2,133,642	2,100,000	2,133,642
Connerton West, Cmnty. Dev. Dist. Rev. Bonds, Ser. B, 5 1/8s, 5/1/16	BB-/P	--	--	650,000	654,901	650,000	654,901
Deltona, Util. Syst. Rev. Bonds, MBIA, 5 1/4s, 10/1/16	Aaa	--	--	2,050,000	2,223,266	2,050,000	2,223,266
Escambia Cnty., Hlth. Fac. Auth. Rev. Bonds						-	-
(Ascension Hlth. Credit), Ser. A-1, AMBAC, U.S. Govt. Coll., 5 3/4s, 11/15/29 (Prerefunded)	Aaa	--	--	2,750,000	2,912,690	2,750,000	2,912,690
(Baptist Hosp. & Baptist Manor), 5 1/8s, 10/1/19	Baa1	--	--	1,500,000	1,528,710	1,500,000	1,528,710
Fishhawk, Cmnty. Dev. Dist. II Rev. Bonds, Ser. B, 5s, 11/1/07	BB/P	--	--	30,000	30,019	30,000	30,019
FL Hsg. Fin. Corp. Rev. Bonds						-	-
(Home Owner Mtge.), Ser. 7, FSA, 6s, 1/1/21	Aaa	--	--	880,000	891,449	880,000	891,449
Ser. G, 5 3/4s, 1/1/37	Aa1	1,000,000	1,070,140	750,000	802,605	1,750,000	1,872,745
(Noah's Landing Apts.), Ser. H-1, FSA, 5 3/8s, 12/1/41	Aaa	--	--	1,710,000	1,758,393	1,710,000	1,758,393
Ser. 3, 5s, 1/1/36	Aa1	--	--	2,815,000	2,900,351	2,815,000	2,900,351
(Home Owner Mtge.), Ser. 1, GNMA Coll., FNMA Coll., FHLMC Coll., 5s, 1/1/36	Aa1	--	--	1,925,000	1,976,051	1,925,000	1,976,051
(Home Owner Mtge.), Ser. 1, GNMA Coll., FNMA Coll., FHLMC Coll., 4.3s, 7/1/15	Aa1	--	--	350,000	352,146	350,000	352,146
(Home Owner Mtge.), Ser. 1, GNMA Coll., FNMA Coll., FHLMC Coll., 4.2s, 7/1/14	Aa1	--	--	345,000	345,193	345,000	345,193
(Home Owner Mtge.), Ser. 1, GNMA Coll., FNMA Coll., FHLMC Coll., 4.1s, 7/1/13	Aa1	--	--	305,000	303,820	305,000	303,820
(Home Owner Mtge.), Ser. 1, GNMA Coll., FNMA Coll., FHLMC Coll., 4.1s, 1/1/13	Aa1	--	--	250,000	249,103	250,000	249,103
(Home Owner Mtge.), Ser. 1, GNMA Coll., FNMA Coll., FHLMC Coll., 4s, 7/1/12	Aa1	--	--	200,000	198,868	200,000	198,868
(Home Owner Mtge.), Ser. 1, GNMA Coll., FNMA Coll., FHLMC Coll., 3.7s, 1/1/10	Aa1	--	--	185,000	183,183	185,000	183,183
(Home Owner Mtge.), Ser. 1, GNMA Coll., FNMA Coll., FHLMC Coll., 3 1/2s, 1/1/09	Aa1	--	--	150,000	148,949	150,000	148,949
FL State Board of Ed. Pub. Ed. G.O. Bonds, Ser. D, 5s, 6/1/19	Aa1	--	--	2,205,000	2,348,942	2,205,000	2,348,942
FL State Mid-Bay Bridge Auth. Rev. Bonds, Ser. A, 6.05s, 10/1/22	BBB/P	--	--	2,000,000	2,072,200	2,000,000	2,072,200
Flagler Cnty., School Board COP, Ser. A, FSA, 5s, 8/1/19	Aaa	--	--	500,000	531,805	500,000	531,805
Fleming Island, Plantation Cmnty. Dev. Dist. Special Assmt. Bonds, Ser. B, 7 3/8s, 5/1/31	BB/P	--	--	750,000	798,435	750,000	798,435
Gateway Svcs. Cmnty., Dev. Dist. Special Assmt. Bonds (Stoneybrook), 5 1/2s, 7/1/08	BB/P	--	--	55,000	55,250	55,000	55,250
Halifax, Hosp. Med. Ctr. Rev. Bonds, Ser. A						-	-
U.S. Govt. Coll., 7 1/4s, 10/1/29 (Prerefunded)	AAA/F	--	--	7,030,000	7,966,607	7,030,000	7,966,607
5 1/4s, 6/1/20	BBB+	--	--	1,000,000	1,054,190	1,000,000	1,054,190
Hernando Cnty., Rev. Bonds (Criminal Justice Complex Fin.), FGIC, 7.65s, 7/1/16	Aaa	--	--	18,500,000	23,921,795	18,500,000	23,921,795
Highlands Cnty., Hlth. Fac. Auth. Rev. Bonds						-	-
(Adventist Sunbelt), Ser. A, 6s, 11/15/31 (Prerefunded)	A2	1,000,000	1,107,380	--	--	1,000,000	1,107,380
(Adventist Hlth.), Ser. A, 5s, 11/15/23	A+	--	--	200,000	209,540	200,000	209,540
Hillsborough Cnty., Cmnty. Investment Tax Rev. Bonds, AMBAC, 5s, 5/1/24	Aaa	--	--	1,250,000	1,320,913	1,250,000	1,320,913
Islands at Doral III, Cmnty. Dev. Dist. Special Assmt. Bonds, Ser. 04-A, 5.9s, 5/1/35	BB/P	--	--	495,000	514,132	495,000	514,132
Jea, Wtr. & Swr. Syst. Rev. Bonds, Ser. A, FGIC, 5s, 10/1/21	Aaa	--	--	1,000,000	1,054,340	1,000,000	1,054,340
Kissimmee, Util. Auth. Rev. Bonds, FSA, 5 1/4s, 10/1/18	Aaa	--	--	2,270,000	2,453,711	2,270,000	2,453,711
Lee Cnty., Rev. Bonds, XLCA, 5s, 10/1/23	Aaa	--	--	2,575,000	2,747,345	2,575,000	2,747,345
Lee Cnty., Indl. Dev. Auth. Hlth. Care Fac. Rev. Bonds						-	-
(Cypress Cove Hlth. Pk.), Ser. A, 6 3/8s, 10/1/25	BB-/P	1,000,000	1,024,630	1,500,000	1,536,945	2,500,000	2,561,575
(Shell Point Village), Ser. A, 5 1/2s, 11/15/29 (Prerefunded)	BBB-	--	--	4,900,000	5,165,923	4,900,000	5,165,923
Lee Cnty., Indl. Dev. Auth. Hlth. Care Rev. Bonds (Shell Pt./Alliance Oblig. Group), 5 1/8s, 11/15/36	BBB-	300,000	306,726	--	--	300,000	306,726
Leesburg, Cap. Impt. Rev. Bonds, FGIC, 5 1/4s, 10/1/27	Aaa	--	--	1,600,000	1,733,744	1,600,000	1,733,744
Martin Cnty., Util. Syst. Rev. Bonds, AMBAC						-	-
5 1/4s, 10/1/20	Aaa	--	--	1,305,000	1,407,508	1,305,000	1,407,508
5 1/4s, 10/1/19	Aaa	--	--	1,240,000	1,338,134	1,240,000	1,338,134
Miami Beach, Hlth. Fac. Auth. Hosp. Rev. Bonds (Mount Sinai Med. Ctr.), Ser. A						-	-
6.8s, 11/15/31	Ba1	500,000	551,695	500,000	551,695	1,000,000	1,103,390
6.7s, 11/15/19	Ba1	--	--	3,700,000	4,075,402	3,700,000	4,075,402
Miami-Dade Cnty., Expressway Auth. Toll Syst. Rev. Bonds, Ser. B, FGIC, 5 1/4s, 7/1/26	Aaa	--	--	3,000,000	3,245,310	3,000,000	3,245,310
Miami-Dade Cnty., School Board COP, Ser. D, FGIC, 5s, 8/1/29	AAA	--	--	4,225,000	4,403,633	4,225,000	4,403,633
North Broward, Hosp. Dist. Rev. Bonds						-	-
6s, 1/15/31	A2	--	--	235,000	252,404	235,000	252,404
6s, 1/15/31 (Prerefunded)	A2	--	--	2,340,000	2,544,142	2,340,000	2,544,142
Oakstead, Cmnty. Dev. Dist. Cap. Impt. Rev. Bonds, Ser. A, U.S. Govt. Coll., 7.2s, 5/1/32 (Prerefunded)	AAA	--	--	2,170,000	2,368,230	2,170,000	2,368,230
Okeechobee Cnty., Solid Waste Mandatory Put Bonds (Waste Mgt./Landfill), Ser. A, 4.2s, 7/1/09	BBB	--	--	750,000	748,530	750,000	748,530
Old Palm, Cmnty. Dev. Dist. Special Assmt. Bonds (Palm Beach Gardens), Ser. A, 5.9s, 5/1/35	BB/P	--	--	495,000	517,968	495,000	517,968
Orange Cnty., Hlth. Fac. Auth. Rev. Bonds (Orlando Regl. Hlth. Care)						-	-
Ser. A, MBIA, 6 1/4s, 10/1/18	Aaa	--	--	3,000,000	3,581,400	3,000,000	3,581,400
U.S. Govt. Coll., 5 3/4s, 12/1/32 (Prerefunded)	A2	1,340,000	1,481,169	2,000,000	2,210,700	3,340,000	3,691,869
Orange Cnty., School Board COP, Ser. A, MBIA, 5 3/8s, 8/1/22 (Prerefunded)	Aaa	--	--	3,335,000	3,387,059	3,335,000	3,387,059
Osceola Cnty., Indl. Dev. Auth. Rev. Bonds (Cmnty. Provider Pooled Loan Program), Ser. A, FSA, 7 3/4s, 7/1/10	Aaa	--	--	265,000	265,321	265,000	265,321
Osceola Cnty., Trans. Rev. Bonds (Osceola Parkway), MBIA, 5s, 4/1/20	Aaa	--	--	5,700,000	6,041,088	5,700,000	6,041,088
Palm Coast Pk. Cmnty. Dev. Dist. Special Assmt. Bonds, 5.7s, 5/1/37	BB-/P	--	--	300,000	306,582	300,000	306,582
Palm Coast, Util. Syst. Rev. Bonds, MBIA						-	-
5s, 10/1/24	AAA	--	--	1,000,000	1,053,750	1,000,000	1,053,750
5s, 10/1/23	Aaa	--	--	1,000,000	1,052,590	1,000,000	1,052,590
Pasco Cnty., School Board COP, Ser. A, AMBAC, 5s, 8/1/24	Aaa	--	--	2,235,000	2,353,813	2,235,000	2,353,813
Port Everglades, Port. Auth. Rev. Bonds, U.S. Govt. Coll., 7 1/8s, 11/1/16 (Prerefunded)	Aaa	--	--	7,230,000	8,375,304	7,230,000	8,375,304
Seminole Cnty., School Board COP, Ser. B, FSA						-	-
5s, 7/1/18	Aaa	--	--	2,425,000	2,565,868	2,425,000	2,565,868
5s, 7/1/17	Aaa	--	--	2,160,000	2,291,609	2,160,000	2,291,609
South Bay, Cmnty. Dev. Dist. Rev. Bonds, Ser. B-2, 5 3/8s, 5/1/13	BB-/P	--	--	750,000	756,885	750,000	756,885
South Miami, Hlth. Fac. Auth. Rev. Bonds (Baptist Hlth.), 5 1/4s, 11/15/33	Aa3	750,000	784,358	2,000,000	2,091,620	2,750,000	2,875,978
South Village, Cmnty. Dev. Dist. Rev. Bonds, Ser. A, 5.7s, 5/1/35	BB-/P	--	--	490,000	501,064	490,000	501,064
St. Lucie Cnty., School Board COP, Ser. A, FSA, 5s, 7/1/23	Aaa	--	--	4,300,000	4,529,061	4,300,000	4,529,061
Sumter Cnty., School Dist. Rev. Bonds (Multi-Dist. Loan Program), FSA, 7.15s, 11/1/15	Aaa	--	--	4,800,000	5,967,168	4,800,000	5,967,168
Sunrise, Util. Syst. Rev. Bonds, AMBAC, 5.2s, 10/1/22	Aaa	--	--	5,995,000	6,640,901	5,995,000	6,640,901
Sunshine State Governmental Fin. Comm. VRDN, AMBAC, 3.8s, 7/1/16	VMIG1	--	--	800,000	800,000	800,000	800,000
Tampa Bay, Cmnty. Dev. Dist. Special Assmt. Bonds (New Port), Ser. A, 5 7/8s, 5/1/38	BB-/P	--	--	325,000	335,709	325,000	335,709
Tampa, Hosp. Rev. Bonds (H. Lee Moffit Cancer & Research Inst.), Ser. A, 5 3/4s, 7/1/29	A	--	--	2,500,000	2,588,900	2,500,000	2,588,900
Tampa, Util. Tax & Special Rev. Bonds, AMBAC, 6s, 10/1/07	Aaa	--	--	2,500,000	2,528,850	2,500,000	2,528,850
Tern Bay, Cmnty. Dev. Dist. Special Assmt. Bonds, Ser. A, 5 3/8s, 5/1/37	BB-/P	--	--	400,000	406,212	400,000	406,212
Tolomato, Cmnty. Dev. Dist. Special Assmt. Bonds, 5.4s, 5/1/37	BB-/P	--	--	100,000	101,432	100,000	101,432
U. Central FL Assn., Inc. COP, Ser. A, FGIC, 5 1/4s, 10/1/34	Aaa	--	--	500,000	537,435	500,000	537,435
Verandah, West Cmnty. Dev. Dist. Rev. Bonds (Cap. Impt.), Ser. A, 6 5/8s, 5/1/33	BBB/P	--	--	945,000	1,015,478	945,000	1,015,478
Waterlefe, Cmnty., Dev. Dist. Rev. Bonds (Cap. Impt.), Ser. B, 6 1/4s, 5/1/10	BB+/P	--	--	330,000	334,571	330,000	334,571
Wentworth Estates, Cmnty. Dev. Dist. Special Assmt. Bonds, Ser. B, 5 1/8s, 11/1/12	BB-/P	--	--	200,000	200,424	200,000	200,424
West Palm Beach Cmnty., Redev. Agcy. Tax Alloc. (Northwood-Pleasant Cmnty.), 5s, 3/1/29	A	--	--	375,000	388,901	375,000	388,901
			6,326,098		162,073,044		168,399,142

Georgia			0.7%		3.1%		2.7%
Atlanta, Arpt. Rev. Bonds, Ser. A, FGIC, 5.6s, 1/1/30 (Prerefunded)	Aaa	--	--	1,000,000	1,060,240	1,000,000	1,060,240
Atlanta, Wtr. & Waste Wtr. VRDN, Ser. B, FSA, 3.67s, 11/1/38	VMIG 1	--	--	1,390,000	1,390,000	1,390,000	1,390,000

Forsyth Cnty., Hosp. Auth. Rev. Bonds (Baptist Hlth. Care Syst.), U.S. Govt. Coll., 6 1/4s, 10/1/18 (Prerefunded)	AAA	1,000,000	1,133,250	--	--	1,000,000	1,133,250
GA Muni. Elec. Pwr. Auth. Rev. Bonds						-	-
Ser. B, FGIC, 8 1/4s, 1/1/11	Aaa	--	--	10,000,000	11,556,400	10,000,000	11,556,400
Ser. 05-Y, AMBAC, 6.4s, 1/1/13	Aaa	--	--	20,280,000	22,414,876	20,280,000	22,414,876
Ser. 05-Y, AMBAC, 6.4s, 1/1/13 (Prerefunded)	Aaa	--	--	220,000	241,127	220,000	241,127
Ser. Y, AMBAC, U.S. Govt. Coll., 6.4s, 1/1/13 (Prerefunded)	Aaa	110,000	121,473	1,200,000	1,325,160	1,310,000	1,446,633
Richmond Cnty., Dev. Auth. Rev. Bonds (Amt.-Intl. Paper Co.), Ser. A, 6 1/4s, 2/1/25	BBB	--	--	1,950,000	2,061,033	1,950,000	2,061,033
			1,254,723		40,048,836		41,303,559

Hawaii			0.2%		--%		--%
HI State Hsg. & Cmnty. Dev. Corp. Rev. Bonds (Single Fam. Mtge.), Ser. B, 3.2s, 1/1/09	AAA	360,000	355,147	--	--	360,000	355,147

Idaho			0.3%		--%		0.1%
ID Hsg. & Fin. Assn. Rev. Bonds (Single Fam. Mtge.), Ser. C-2, FHA Insd., 5.15s, 7/1/29	Aaa	555,000	559,335	--	--	555,000	559,335
Madison Cnty., Hosp. COP, 5 1/8s, 9/1/13	BBB-	--	--	250,000	263,583	250,000	263,583
			559,335		263,583		822,918

Illinois			4.0%		1.6%		1.9%
Cook Cnty., G.O. Bonds, Ser. B, MBIA, 5s, 11/15/29	Aaa	--	--	1,250,000	1,317,038	1,250,000	1,317,038
IL Edl. Fac. Auth. Rev. Bonds (Northwestern U.), 5s, 12/1/33	Aaa	--	--	2,250,000	2,346,840	2,250,000	2,346,840
IL Fin. Auth. Rev. Bonds (Newman Foundation), Radian Insd., 5s, 2/1/32	AA	--	--	3,000,000	3,098,610	3,000,000	3,098,610
IL Hlth. Fac. Auth. Rev. Bonds						-	-
(Children's Memorial Hosp.), Ser. A, AMBAC, 5 3/4s, 8/15/25 (Prerefunded)	Aaa	2,000,000	2,112,560	--	--	2,000,000	2,112,560
(West Suburban Hosp.), Ser. A, 5 3/4s, 7/1/15 (Prerefunded)	AA-/F	1,000,000	1,052,860	--	--	1,000,000	1,052,860
(Hosp. Sisters Svcs., Inc.), Ser. A, MBIA, 5 1/4s, 6/1/08	Aaa	4,000,000	4,070,360	--	--	4,000,000	4,070,360
IL Hsg. Dev. Auth. Rev. Bonds (Homeowner Mtge.), Ser. C-1						-	-
3.45s, 2/1/11	Aa2	200,000	199,008	--	--	200,000	199,008
3 3/8s, 8/1/10	Aa2	290,000	286,085	--	--	290,000	286,085
IL State G.O. Bonds, FSA, 5 3/8s, 10/1/12	Aaa	--	--	1,650,000	1,787,907	1,650,000	1,787,907
IL State Toll Hwy. Auth. Rev. Bonds, Ser. A-1, FSA, 5s, 1/1/22	Aaa	--	--	11,000,000	11,771,980	11,000,000	11,771,980
			7,720,873		20,322,375		28,043,248

Indiana			2.5%		0.6%		0.9%
Anderson, Econ. Dev. Rev. Bonds (Anderson U.), 5s, 10/1/24	BBB-/F	--	--	965,000	985,555	965,000	985,555
Brownsburg, 1999 School Bldg. Corp. Rev. Bonds (First Mtge.), Ser. B, FSA, 5s, 7/15/21	AAA	--	--	1,500,000	1,599,315	1,500,000	1,599,315
IN Hlth. Fac. Fin. Auth. Rev. Bonds (Cmnty. Hosp.), Ser. A, AMBAC, 5s, 5/1/24	Aaa	3,000,000	3,156,540	--	--	3,000,000	3,156,540
IN Hlth. Fac. Fin. Auth. Hosp. Rev. Bonds (St. Francis), Ser. A, MBIA
5 3/8s, 11/1/27 (Prerefunded)	Aaa	700,000	720,783	--	--	700,000	720,783
5 3/8s, 11/1/27 (Prerefunded)	Aaa	300,000	308,907	--	--	300,000	308,907
IN State Dev. Fin. Auth. Env. Impt. Rev. Bonds (USX Corp.), 5.6s, 12/1/32	Baa1	--	--	4,150,000	4,303,633	4,150,000	4,303,633
IN U. Rev. Bonds (IN U. Fac.), AMBAC, 5 1/4s, 11/15/23	Aaa	--	--	700,000	756,441	700,000	756,441
Indianapolis, Local Pub. Impt. Board Rev. Bonds, Ser. D, FGIC, 5s, 1/1/13	Aaa	--	--	645,000	685,235	645,000	685,235
Jasper Hosp. Auth. Rev. Bonds (Memorial Hosp.), 5 1/2s, 11/1/32	AA	500,000	527,925	--	--	500,000	527,925
			4,714,155		8,330,179		13,044,334

Iowa			1.7%		1.2%		1.2%
IA Fin. Auth. Rev. Bonds (Single Fam. Mtge.), Ser. D, GNMA Coll., FNMA Coll., 5s, 1/1/36	Aaa	--	--	3,325,000	3,412,780	3,325,000	3,412,780
IA Fin. Auth. Hlth. Care Fac. Rev. Bonds						-	-
(Care Initiatives), 9 1/4s, 7/1/25 (Prerefunded)	AAA	1,285,000	1,572,172	6,685,000	8,178,964	7,970,000	9,751,136
(Care Initiatives), 9.15s, 7/1/09 (Prerefunded)	AAA	--	--	50,000	53,317	50,000	53,317
(Genesis Med Ctr), 6 1/4s, 7/1/25	A1	1,500,000	1,601,550	--	--	1,500,000	1,601,550
Tobacco Settlement Auth. of IA Rev. Bonds						-	-

Ser. C, 5 3/8s, 6/1/38	BBB	--	--	750,000	773,670	750,000	773,670
Ser. B, zero %, 6/1/34	BBB	--	--	2,500,000	2,549,100	2,500,000	2,549,100
			3,173,722		14,967,831		18,141,553

Kansas			0.8%		0.2%		0.3%
Lawrence, Hosp. Rev. Bonds						-	-
(Lawrence Memorial Hosp.), 5 1/4s, 7/1/21	A3	250,000	268,135	--	--	250,000	268,135
5 1/8s, 7/1/26	A3	--	--	1,000,000	1,059,170	1,000,000	1,059,170
Lenexa, Hlth. Care Rev. Bonds (LakeView Village), Ser. C, 6 7/8s, 5/15/32	BB+	500,000	539,475	--	--	500,000	539,475
Salina, Hosp. Rev. Bonds (Salina Regl. Hlth.)
5s, 10/1/23	A1	500,000	525,110	--	--	500,000	525,110
5s, 10/1/19	A1	--	--	750,000	793,973	750,000	793,973
5s, 10/1/16	A1	210,000	224,582	--	--	210,000	224,582
5s, 10/1/15	A1	--	--	500,000	535,700	500,000	535,700
			1,557,302		2,388,843		3,946,145

Kentucky			0.6%		--%		0.1%
KY Econ. Dev. Fin. Auth. Hlth. Syst. Rev. Bonds (Norton Hlth. Care), Ser. A
6 5/8s, 10/1/28 (Prerefunded)	AAA/P	885,000	979,297	--	--	885,000	979,297
6 5/8s, 10/1/28	A-/F	245,000	265,396	--	--	245,000	265,396
			1,244,693		--		1,244,693

Louisiana			0.4%		0.8%		0.8%
Ernest N. Morial-New Orleans, Exhibit Hall Auth. Special Tax Bonds
Ser. A, AMBAC, 5 1/4s, 7/15/20	Aaa	--	--	2,000,000	2,135,220	2,000,000	2,135,220
Ser. A, AMBAC, 5 1/4s, 7/15/21	Aaa	--	--	500,000	532,950	500,000	532,950
LA Hsg. Fin. Mtge. Agcy. Rev. Bonds (Single Fam. Home Ownership), Ser. A-2, GNMA Coll., FNMA Coll., 5.8s,
6/1/36	Aaa	--	--	3,175,000	3,347,974	3,175,000	3,347,974
LA Local Govt. Env. Fac. Cmnty. Dev. Auth. Rev. Bonds						-	-
(St. James Place), Ser. A, 7s, 11/1/20	B-/P	690,000	709,444	--	--	690,000	709,444
(Cypress Apts.), Ser. A, GNMA Coll., 5 1/2s, 4/20/38	Aaa	--	--	2,000,000	2,161,980	2,000,000	2,161,980
Tobacco Settlement Fin. Corp. Rev. Bonds, Ser. 01-B, 5 1/2s, 5/15/30	BBB	--	--	2,500,000	2,636,750	2,500,000	2,636,750
			709,444		10,814,874		11,524,318

Maine			1.9%		--%		0.2%
ME Hlth. & Higher Edl. Fac. Auth. Rev. Bonds
Ser. C, FSA, 5 3/4s, 7/1/30	Aaa	1,500,000	1,601,130	--	--	1,500,000	1,601,130
Ser. B, FSA, 4.6s, 7/1/09	Aaa	1,930,000	1,965,686	--	--	1,930,000	1,965,686
			3,566,816		--		3,566,816

Maryland			0.2%		0.7%		0.6%
Howard Cnty., Rev. Bonds, Ser. A, U.S. Govt. Coll., 8s, 5/15/29 (Prerefunded)	AAA	--	--	5,000,000	5,737,900	5,000,000	5,737,900
MD State Hlth. & Higher Edl. Fac. Auth. Rev. Bonds						-	-
(Medstar Hlth.), 5 3/4s, 8/15/14	A3	345,000	380,618	1,500,000	1,654,860	1,845,000	2,035,478
(Peninsula Regl. Med. Ctr.), 5s, 7/1/16	A2	--	--	1,200,000	1,294,764	1,200,000	1,294,764
			380,618		8,687,524		9,068,142

Massachusetts			5.1%		4.9%		4.9%
MA Dev. Fin. Agcy. Rev. Bonds, Ser. A, MBIA, 5 1/2s, 1/1/11	Aaa	--	--	1,500,000	1,592,910	1,500,000	1,592,910
MA State G.O. Bonds, Ser. B, 5s, 8/1/24 (Prerefunded)	AA	--	--	6,255,000	6,759,779	6,255,000	6,759,779
MA State Dev. Fin. Agcy. Higher Ed. Rev. Bonds (Emerson College), Ser. A, 5s, 1/1/19	A-	130,000	138,987	690,000	737,700	820,000	876,687
MA State Hlth. & Edl. Fac. Auth. Rev. Bonds
(Civic Investments/HPHC), Ser. A, 9s, 12/15/15	Ba1	725,000	891,511	--	--	725,000	891,511
(Jordan Hosp.), Ser. E, 6 3/4s, 10/1/33	BBB-	750,000	824,565	2,200,000	2,418,724	2,950,000	3,243,289
(Winchester Hosp.), Ser. E, 6 3/4s, 7/1/30 (Prerefunded)	BBB+/F	--	--	2,000,000	2,177,720	2,000,000	2,177,720
(UMass Memorial), Ser. C, 6 5/8s, 7/1/32	Baa2	250,000	274,225	4,500,000	4,936,050	4,750,000	5,210,275
(Med. Ctr. of Central MA), AMBAC, 6.55s, 6/23/22	Aaa	--	--	5,950,000	6,116,303	5,950,000	6,116,303
(UMass Memorial), Ser. C, 6 1/2s, 7/1/21	Baa2	900,000	981,414	--	--	900,000	981,414
(Berkshire Hlth. Syst.), Ser. E, 6 1/4s, 10/1/31	BBB+	1,000,000	1,086,710	--	--	1,000,000	1,086,710
(Hlth. Care Syst. Covenant Hlth.), Ser. E, 6s, 7/1/31	A	1,350,000	1,466,897	--	--	1,350,000	1,466,897
(Partners Hlth. Care Syst.), Ser. C, 5 3/4s, 7/1/21	Aa2	--	--	5,000,000	5,404,600	5,000,000	5,404,600
(Baystate Med. Ctr.), Ser. F, 5.7s, 7/1/27	A1	1,000,000	1,057,790	--	--	1,000,000	1,057,790
(Caritas Christian Oblig. Group), Ser. A, 5 5/8s, 7/1/20	BBB	--	--	1,645,000	1,702,805	1,645,000	1,702,805
(Milton Hosp.), Ser. C, 5 1/2s, 7/1/16	BBB-	350,000	361,851	100,000	103,386	450,000	465,237
(Milton Hosp.), Ser. C, 5 1/2s, 7/1/09	BBB-	1,135,000	1,158,370	--	--	1,135,000	1,158,370
(UMass Memorial), Ser. D, 5s, 7/1/33	Baa2	500,000	507,725	--	--	500,000	507,725
(Partners Healthcare Syst.), Ser. F, 5s, 7/1/22	Aa2	1,000,000	1,060,190	--	--	1,000,000	1,060,190
(New England Med. Ctr. Hosp.), Ser. H, FGIC, 5s, 5/15/11	Aaa	--	--	1,000,000	1,046,820	1,000,000	1,046,820
(Worcester City Campus Corp.), Ser. F, FGIC, 4 1/2s, 10/1/25	Aaa	--	--	600,000	605,076	600,000	605,076
MA State Port Auth. Rev. Bonds, 13s, 7/1/13 (Prerefunded)	AAA/P	--	--	5,215,000	6,773,086	5,215,000	6,773,086
MA State School Bldg. Auth. Dedicated Sales Tax Rev. Bonds (Dedicated Sales Tax), Ser. A, AMBAC, 4 3/4s,
8/15/32	Aaa	--	--	12,000,000	12,366,120	12,000,000	12,366,120
MA State Special Oblig. Dedicated Tax Rev. Bonds, FGIC, FHLMC Coll., FNMA Coll., 5 1/4s, 1/1/24
(Prerefunded)	Aaa	--	--	10,000,000	10,898,100	10,000,000	10,898,100
			9,810,235		63,639,179		73,449,414

Michigan			5.2%		1.6%		2.1%
Detroit, G.O. Bonds, Ser. A-1, AMBAC, 5 1/4s, 4/1/24	Aaa	--	--	500,000	530,280	500,000	530,280
Detroit, Swr. Disp. FRN, Ser. D, FSA, 4.191s, 7/1/32	Aaa	--	--	1,500,000	1,500,000	1,500,000	1,500,000
Detroit, Swr. Disp. VRDN, Ser. B, FSA, 3.78s, 7/1/33	VMIG 1	--	--	3,000,000	3,000,000	3,000,000	3,000,000
Flint, Hosp. Bldg. Auth. Rev. Bonds (Hurley Med. Ctr.), 6s, 7/1/20	Ba1	125,000	131,825	400,000	421,840	525,000	553,665
Garden City, Hosp. Fin. Auth. Rev. Bonds (Garden City Hosp. OB Group), Ser. A, 5 3/4s, 9/1/17	Ba1	1,000,000	1,022,780	--	--	1,000,000	1,022,780
Kalamazoo, Hosp. Fin. Auth. Fac. Rev. Bonds (Bronson Methodist Hosp.), Ser. A, MBIA, 5s, 10/15/08	Aaa	2,000,000	2,039,220	--	--	2,000,000	2,039,220
MI Muni. Board Auth. Rev. Bonds (State Clean Wtr. Revolving Fund), 5s, 10/1/22	Aaa	--	--	3,450,000	3,706,128	3,450,000	3,706,128
MI State Hosp. Fin. Auth. Rev. Bonds
(Oakwood Hosp.), Ser. A, 5 3/4s, 4/1/32	A2	--	--	3,000,000	3,188,550	3,000,000	3,188,550
(Holland Cmnty. Hosp.), Ser. A, FGIC, 5 3/4s, 1/1/21	A2	1,250,000	1,352,725	--	--	1,250,000	1,352,725
(Sparrow Hosp.), 5 5/8s, 11/15/31	A1	2,000,000	2,118,420	--	--	2,000,000	2,118,420
(Oakwood Oblig. Group), 5 1/2s, 11/1/17	A2	1,000,000	1,073,390	--	--	1,000,000	1,073,390
Ser. A, 5s, 4/15/26	A+	930,000	968,390	--	--	930,000	968,390
(Chelsea Cmnty. Hosp. Oblig.), 5s, 5/15/25	BBB	500,000	511,350	--	--	500,000	511,350
MI State Hsg. Dev. Auth. Rev. Bonds, Ser. A, 3.9s, 6/1/30	AA+	770,000	767,821	2,400,000	2,393,208	3,170,000	3,161,029
MI State Hsg. Dev. Auth. Ltd. Oblig. Rev. Bonds (Parkway Meadows), FSA, 4s, 10/15/10	Aaa	--	--	1,005,000	1,013,553	1,005,000	1,013,553
MI State Strategic Fund Solid Waste Disp. Rev. Bonds (SD Warren Co.), Ser. C, 7 3/8s, 1/15/22	BB/P	--	--	5,000,000	5,067,900	5,000,000	5,067,900
			9,985,921		20,821,459		30,807,380

Minnesota			0.8%		0.9%		0.9%
Cohasset, Poll. Control Rev. Bonds (Allete, Inc.), 4.95s, 7/1/22	A	--	--	1,250,000	1,282,025	1,250,000	1,282,025
Martin Cnty., Hosp. Rev. Bonds (Fairmont Cmnty. Hosp. Assn.), 6 5/8s, 9/1/22	BBB-/P	--	--	4,010,000	4,240,816	4,010,000	4,240,816
MN Agricultural & Econ. Dev. Board Rev. Bonds (Evangelical Lutheran), 6s, 2/1/27	A3	750,000	810,743	875,000	945,866	1,625,000	1,756,609
MN State Higher Ed. Fac. Auth. VRDN (St. Olaf College)
Ser. 5-M1, 3.79s, 10/1/32	VMIG 1	--	--	2,300,000	2,300,000	2,300,000	2,300,000
Ser. 5-M2, 3.79s, 10/1/20	VMIG 1	--	--	2,400,000	2,400,000	2,400,000	2,400,000
MN State Hsg. Fin. Agcy. Rev. Bonds (Res. Hsg.), Ser. H, 4.3s, 1/1/13	Aa1	--	--	670,000	674,368	670,000	674,368
St. Paul, Hsg. & Redev. Auth. Hosp. Rev. Bonds (Healtheast), 6s, 11/15/25	Baa3	250,000	278,218	--	--	250,000	278,218
Winona, Hlth. Care Fac. Rev. Bonds, Ser. A, 6s, 7/1/34	BBB	500,000	539,385	--	--	500,000	539,385
			1,628,346		11,843,075		13,471,421

Mississippi			0.2%		0.4%		0.3%
MS Home Corp. Rev. Bonds (Single Fam. Mtge.)
Ser. G, GNMA Coll., FNMA Coll., 6.7s, 11/1/29	Aaa	--	--	650,000	669,916	650,000	669,916
Ser. B-2, GNMA Coll., FNMA Coll., 6.45s, 12/1/33	Aaa	295,000	304,357	2,415,000	2,491,604	2,710,000	2,795,961
Ser. B, GNMA Coll., FNMA Coll., 5 1/2s, 6/1/36	Aaa	--	--	1,340,000	1,394,578	1,340,000	1,394,578
			304,357		4,556,098		4,860,455

Missouri			6.4%		2.9%		3.4%
Cape Girardeau Cnty., Indl. Dev. Auth. Hlth. Care Fac. Rev. Bonds (St. Francis Med. Ctr.), Ser. A
5 1/2s, 6/1/32	A+	--	--	3,250,000	3,458,845	3,250,000	3,458,845
5 1/2s, 6/1/27	A+	--	--	3,250,000	3,458,845	3,250,000	3,458,845
Jackson Cnty., Special Oblig. Rev. Bonds (Harry S. Truman Sports Complex), AMBAC, 5s, 12/1/22	Aaa	1,000,000	1,073,610	--	--	1,000,000	1,073,610
MO State Hlth. & Edl. Fac. Auth. Rev. Bonds (Washington U.), Ser. A, 5s, 2/15/33	Aaa	--	--	9,500,000	9,910,970	9,500,000	9,910,970
MO State Hlth. & Edl. Fac. Auth. Rev. Bonds (BJC Hlth. Syst.)
5 1/4s, 5/15/32	Aa2	1,500,000	1,571,715	4,050,000	4,243,631	5,550,000	5,815,346
5 1/4s, 5/15/17	Aa2	2,000,000	2,135,440	1,000,000	1,067,720	3,000,000	3,203,160
MO State Hlth. & Edl. Fac. Auth. VRDN (Cox Hlth. Syst.), AMBAC, 3.8s, 6/1/22	VMIG 1	3,300,000	3,300,000	900,000	900,000	4,200,000	4,200,000
MO State Hsg. Dev. Comm. Mtge. Rev. Bonds
(Single Fam. Homeowner Loan), Ser. B-1, GNMA Coll., FNMA Coll., 7.45s, 9/1/31	AAA	355,000	367,244	--	--	355,000	367,244
(Single Fam. Mtge.), Ser. D-2, GNMA Coll., FNMA Coll., 6 1/2s, 9/1/29	AAA	--	--	215,000	225,200	215,000	225,200
(Single Fam. Mtge.), Ser. B-2, GNMA Coll., FNMA Coll., 6.4s, 9/1/29	AAA	--	--	515,000	530,785	515,000	530,785
(Single Fam. Homeowner Loan), Ser. A-2, GNMA Coll., 6.3s, 3/1/30	AAA	295,000	301,838	--	--	295,000	301,838
(Single Fam. Home Ownership Loan), Ser. B, GNMA Coll., FNMA Coll., 5.8s, 9/1/35	AAA	1,855,000	1,975,501	2,285,000	2,433,434	4,140,000	4,408,935
(Single Fam. Homeowner Loan), Ser. C, GNMA Coll., FNMA Coll., 5.6s, 9/1/35	AAA	455,000	479,911	910,000	959,823	1,365,000	1,439,734
(Single Fam. Home Ownership Loan), Ser. D, GNMA Coll., FNMA Coll., 5.55s, 9/1/34	Aaa	630,000	642,984	--	--	630,000	642,984
MO State Hsg. Dev. Comm. Single Fam. Mtge. Rev. Bonds (Home Ownership Loan)
Ser. A-1, GNMA Coll., FNMA Coll., 6 3/4s, 3/1/34	AAA	345,000	361,060	--	--	345,000	361,060
Ser. B, GNMA Coll., FNMA Coll., 3.85s, 9/1/10	AAA	--	--	140,000	139,157	140,000	139,157
Ser. B, GNMA Coll., FNMA Coll., 3.6s, 9/1/09	AAA	--	--	155,000	153,492	155,000	153,492
MO State Pub. Bldg. Board Rev. Bonds, Ser. A, 5s, 10/15/19	Aa1	--	--	10,000,000	10,610,900	10,000,000	10,610,900
			12,209,303		38,092,802		50,302,105

Montana			--%		0.1%		0.1%
MT Fin. Auth. Hosp. Fac. Rev. Bonds (St. Peters Hosp.), 5s, 6/1/28	A3	--	--	1,810,000	1,889,043	1,810,000	1,889,043

Nevada			--%		0.2%		0.2%
Clark Cnty., Local Impt. Dist. Special Assmt. Bonds (No. 142), 6.1s, 8/1/18	BB-/P	--	--	1,745,000	1,803,109	1,745,000	1,803,109
Washoe Cnty., Arpt. Auth. Rev. Bonds, FSA, 5s, 7/1/11	Aaa	--	--	500,000	525,475	500,000	525,475

			--		2,328,584		2,328,584

New Hampshire			2.7%		0.7%		1.0%
NH Higher Ed. & Hlth. Fac. Auth. Rev. Bonds (Lakes Region Hosp. Assn.), 6 1/4s, 1/1/18 (Prerefunded)	BBB-/P	--	--	2,600,000	2,699,658	2,600,000	2,699,658
NH Higher Edl. & Hlth. Fac. Auth. Rev. Bonds						-	-
(Rivermead at Peterborough), 5 3/4s, 7/1/28	BB/P	1,000,000	1,014,930	--	--	1,000,000	1,014,930
(Lakes Region Hosp. Assn.), 5 3/4s, 1/1/08 (Prerefunded)	BBB-/P	125,000	126,905	375,000	380,715	500,000	507,620
NH Hlth. & Ed. Fac. Auth. Rev. Bonds (Hlth. Care Syst.-Covenant Hlth.), 6 1/8s, 7/1/31	A	--	--	4,000,000	4,340,720	4,000,000	4,340,720
NH Hlth. and Edl. Fac. Auth. Hosp. Rev. Bonds (Concord Hosp.), FGIC, 5s, 10/1/24	Aaa	2,900,000	3,055,411	--	--	2,900,000	3,055,411
NH State Bus. Fin. Auth. Rev. Bonds (Alice Peck Day Hlth. Syst.), Ser. A, 7s, 10/1/29	BBB-/P	900,000	946,323	--	--	900,000	946,323
NH State Hsg. Fin. Auth. Single Family Rev. Bonds (Mtge. Acquisition), Ser. C, 5.85s, 1/1/35	Aa2	--	--	1,845,000	1,931,900	1,845,000	1,931,900
			5,143,569		9,352,993		14,496,562

New Jersey			3.8%		4.6%		4.5%
Middlesex Cnty., Impt. Auth. Lease Rev. Bonds (Perth Amboy Muni. Complex), FGIC, 5s, 3/15/31	Aaa	--	--	3,500,000	3,670,310	3,500,000	3,670,310
NJ Econ. Dev. Auth. Rev. Bonds						-	-
(Cedar Crest Village, Inc.), Ser. A, 7 1/4s, 11/15/31 (Prerefunded)	AAA/P	1,000,000	1,153,100	2,150,000	2,479,165	3,150,000	3,632,265
(Cigarette Tax), 5 1/2s, 6/15/24	Baa2	--	--	7,300,000	7,644,779	7,300,000	7,644,779
(Seabrook Village), 5 1/4s, 11/15/26	BB-/P	140,000	143,401	--	--	140,000	143,401
(Motor Vehicle), Ser. A, MBIA, 5s, 7/1/27	Aaa	--	--	8,000,000	8,493,040	8,000,000	8,493,040
NJ Hlth. Care Fac. Fin. Auth. Rev. Bonds						-	-
(Trinitas Hosp. Oblig. Group), 7 1/2s, 7/1/30	Baa3	750,000	821,918	1,400,000	1,534,246	2,150,000	2,356,164
Ser. A, AMBAC, 6s, 7/1/12	Aaa	2,000,000	2,209,200	--	--	2,000,000	2,209,200
(South Jersey Hosp.), 6s, 7/1/12	Baa1	--	--	5,000,000	5,270,650	5,000,000	5,270,650
(Atlantic City Med. Ctr.), 5 3/4s, 7/1/25	A2	--	--	500,000	530,535	500,000	530,535
(Hunterdon Med. Ctr.), Ser. B, 5s, 7/1/26	A-	750,000	786,143	--	--	750,000	786,143
(South Jersey Hosp.), 5s, 7/1/26	Baa1	1,100,000	1,144,517	--	--	1,100,000	1,144,517
NJ State Rev. Bonds (Trans. Syst.), Ser. C, AMBAC, zero %, 12/15/24	Aaa	2,400,000	1,126,464	17,860,000	8,382,770	20,260,000	9,509,234
NJ State Trans. Trust Fund Auth. Rev. Bonds (Trans. Syst.)						-	-
Ser. B, MBIA, 6 1/2s, 6/15/10	Aaa	--	--	6,250,000	6,784,500	6,250,000	6,784,500
Ser. A, 5 5/8s, 6/15/14 (Prerefunded)	Aaa	--	--	3,000,000	3,355,770	3,000,000	3,355,770
Tobacco Settlement Fin. Corp. Rev. Bonds						-	-
6 3/4s, 6/1/39 (Prerefunded)	AAA	--	--	2,000,000	2,333,060	2,000,000	2,333,060
6 3/8s, 6/1/32	AAA	--	--	1,775,000	2,015,601	1,775,000	2,015,601
6 1/8s, 6/1/42 (Prerefunded)	AAA	--	--	1,600,000	1,782,976	1,600,000	1,782,976
Ser. 1A, 4 1/2s, 6/1/23	BBB	--	--	5,400,000	5,308,362	5,400,000	5,308,362
			7,384,743		59,585,764		66,970,507

New Mexico			2.0%		0.1%		0.4%
NM Mtge. Fin. Auth. Rev. Bonds (Single Fam. Mtge.)
Ser. B-2, GNMA Coll., FNMA Coll., FHLMC Coll., 6.1s, 7/1/29	AAA	--	--	1,140,000	1,156,815	1,140,000	1,156,815
Ser. D-2, GNMA Coll., FNMA Coll., FHLMC Coll., 5.64s, 9/1/33	AAA	320,000	328,416	645,000	661,964	965,000	990,380
U. of NM Rev. Bonds						-	-
(Hosp. Mtg.), FSA, FHA Insd., 5s, 1/1/24	Aaa	2,000,000	2,091,260	--	--	2,000,000	2,091,260
FSA, 5s, 1/1/11	Aaa	1,290,000	1,343,896	--	--	1,290,000	1,343,896
			3,763,572		1,818,779		5,582,351

New York			9.5%		15.5%		14.7%
Livingston Cnty., Indl. Dev. Agcy. Civic Fac. Rev. Bonds (Nicholas H. Noyes Memorial Hosp.)
5 3/4s, 7/1/15	BB	305,000	314,132	--	--	305,000	314,132
5s, 7/1/10	BB	180,000	182,025	--	--	180,000	182,025
Long Island, Pwr. Auth. NY Elec. Syst. Rev. Bonds, Ser. D, MBIA, 5s, 9/1/20	Aaa	--	--	500,000	537,240	500,000	537,240
Metro. Trans. Auth. Rev. Bonds, Ser. B, MBIA, 5s, 11/15/28	Aaa	--	--	500,000	524,930	500,000	524,930
Nassau Cnty., Hlth. Care Syst. Rev. Bonds, FSA
6s, 8/1/15 (Prerefunded)	Aaa	--	--	5,000,000	5,360,600	5,000,000	5,360,600
6s, 8/1/14 (Prerefunded)	Aaa	--	--	4,410,000	4,728,049	4,410,000	4,728,049
Nassau Cnty., Indl. Dev. Agcy. Rev. Bonds (North Shore Hlth. Syst.), Ser. C, 5 5/8s, 11/1/10	A3	505,000	515,539	--	--	505,000	515,539
NY City, G.O. Bonds						-	-
Ser. B, MBIA, 6 1/2s, 8/15/10	Aaa	--	--	13,235,000	14,418,209	13,235,000	14,418,209
Ser. B, 5 1/2s, 12/1/12	AA-	--	--	6,475,000	6,966,323	6,475,000	6,966,323
Ser. G, 5 1/4s, 8/1/16	AA-	--	--	625,000	686,806	625,000	686,806
Ser. M, 5s, 4/1/24	AA-	--	--	7,225,000	7,603,879	7,225,000	7,603,879
Ser. J/J-1, 5s, 6/1/21	AA-	250,000	266,040	250,000	266,040	500,000	532,080
Ser. I-1, 5s, 4/1/19	AA-	200,000	213,578	75,000	80,092	275,000	293,670
NY City, Indl. Dev. Agcy. Rev. Bonds (Queens Baseball Stadium - Pilot)						-	-
AMBAC, 5s, 1/1/26	Aaa	--	--	540,000	575,991	540,000	575,991
5s, 1/1/25	Aaa	--	--	3,000,000	3,202,440	3,000,000	3,202,440
AMBAC, 5s, 1/1/23	Aaa	--	--	300,000	320,988	300,000	320,988
NY City, Indl. Dev. Agcy. Civic Fac. Rev. Bonds						-	-
(Staten Island U. Hosp.), Ser. A, 6 3/8s, 7/1/31	B2	635,000	663,461	--	--	635,000	663,461
(Polytechnic U.), 6s, 11/1/20	BB+	--	--	4,250,000	4,431,475	4,250,000	4,431,475
NY City, Indl. Dev. Agcy. Special Arpt. Fac. Rev. Bonds (Airis JFK I LLC), Ser. A, 6s, 7/1/27	Baa3	--	--	11,500,000	11,846,380	11,500,000	11,846,380
NY City, Indl. Dev. Agcy. Special Fac. Rev. Bonds (British Airways PLC), 5 1/4s, 12/1/32	Ba2	--	--	200,000	198,038	200,000	198,038
NY City, Muni. Wtr. & Swr. Fin. Auth. Rev. Bonds						-	-
Ser. D, 5s, 6/15/37	AA+	--	--	10,850,000	11,399,987	10,850,000	11,399,987
Ser. B, AMBAC, 5s, 6/15/28	Aaa	--	--	7,000,000	7,397,670	7,000,000	7,397,670
NY City, State Dorm. Auth. Lease Rev. Bonds (Court Fac.), 6s, 5/15/39 (Prerefunded)	A+	--	--	2,800,000	3,022,068	2,800,000	3,022,068
NY State Dorm. Auth. Rev. Bonds						-	-
(Construction City U. Syst.), Ser. A, 6s, 7/1/20	AA-	--	--	10,900,000	12,844,778	10,900,000	12,844,778
(State U. Edl. Fac.), MBIA, 6s, 5/15/16 (Prerefunded)	Aaa	--	--	7,500,000	8,099,475	7,500,000	8,099,475
(State U. Edl. Fac.), MBIA, 6s, 5/15/15 (Prerefunded)	Aaa	--	--	7,000,000	7,559,510	7,000,000	7,559,510
(U. Syst. Construction), Ser. A, 5 3/4s, 7/1/18	AA-	--	--	12,485,000	14,101,932	12,485,000	14,101,932
(Winthrop-U. Hosp. Assn.), Ser. A, 5 1/2s, 7/1/32	Baa1	600,000	633,624	--	--	600,000	633,624
(Winthrop Nassau U.), 5 1/2s, 7/1/23	Baa1	750,000	795,810	--	--	750,000	795,810
(State U. Edl. Fac.), Ser. A, 5 1/2s, 5/15/19	AA-	--	--	23,100,000	25,828,803	23,100,000	25,828,803
(North Shore Long Island Jewish Group), 5 3/8s, 5/1/23	A3	--	--	1,400,000	1,485,036	1,400,000	1,485,036
(Brooklyn Law School), Ser. B, XLCA, 5 3/8s, 7/1/22	Aaa	--	--	1,000,000	1,081,530	1,000,000	1,081,530
Ser. B, 5 1/4s, 11/15/29	AAA	1,000,000	1,072,540	--	--	1,000,000	1,072,540
(Rochester Inst. of Tech.), Ser. A, AMBAC, 5 1/4s, 7/1/19	Aaa	--	--	285,000	319,200	285,000	319,200
(Hosp. Insd. Mtg.), Ser. A, FSA, 5 1/4s, 8/15/12	Aaa	6,000,000	6,439,380	--	--	6,000,000	6,439,380
(NY U. Hosp. Ctr.), Ser. A, 5s, 7/1/20	Ba2	250,000	261,273	--	--	250,000	261,273
(Columbia U.), Ser. A, 5s, 7/1/18	Aaa	--	--	8,250,000	8,974,763	8,250,000	8,974,763
(Albany), Ser. A-1, FSA, FHA Insd., 5s, 2/15/14	Aaa	2,475,000	2,652,854	--	--	2,475,000	2,652,854
(Mt. Sinai NYU Hlth.), Ser. C, 5s, 7/1/11	Baa2	430,000	435,547	--	--	430,000	435,547
NY State Dorm. Auth. Cap. Appn. Rev. Bonds (State U.), Ser. B, MBIA, zero %, 5/15/09	Aaa	--	--	23,000,000	21,293,630	23,000,000	21,293,630
NY State Hwy. & Bridge Auth. Rev. Bonds, Ser. B, FGIC, 5 1/2s, 4/1/10 (Prerefunded)	Aaa	--	--	1,500,000	1,581,450	1,500,000	1,581,450
NY State Hwy. Auth. Rev. Bonds (Hwy. & Bridge Trust Fund), Ser. B, FGIC, 5s, 4/1/17	Aaa	--	--	5,000,000	5,413,100	5,000,000	5,413,100
NY State Thruway Auth. State Personal Income Tax Rev. Bonds, Ser. A, 5s, 3/15/21	AAA	--	--	3,250,000	3,489,818	3,250,000	3,489,818
Orange Cnty., Indl. Dev. Agcy. Rev. Bonds (Arden Hill Care Ctr. Newburgh), Ser. C, 7s, 8/1/31	BB-/P	750,000	792,668	--	--	750,000	792,668
Port Auth. NY & NJ Rev. Bonds (Kennedy Intl. Arpt. - 4th Installment), 6 3/4s, 10/1/11	BB+/P	--	--	75,000	75,876	75,000	75,876
Port. Auth. NY & NJ Special Oblig. Rev. Bonds (Kennedy Intl. Arpt. - 5th Installment), 6 3/4s, 10/1/19	BB+/P	--	--	2,200,000	2,227,258	2,200,000	2,227,258
Saratoga Cnty., Indl. Dev. Agcy. Civic Fac. Rev. Bonds (Saratoga Hosp.), Ser. A, 5s, 12/1/13	BBB+	370,000	385,925	--	--	370,000	385,925
Suffolk Cnty., Indl. Dev. Agcy. Cont. Care Retirement Rev. Bonds (Jefferson's Ferry), Ser. A, 7 1/4s, 11/1/28
(Prerefunded)	AAA	1,000,000	1,106,680	--	--	1,000,000	1,106,680
Syracuse, G.O. Bonds (Pub. Impt.), Ser. A, FSA						-	-
6s, 4/15/13 (Prerefunded)	Aaa	--	--	1,200,000	1,241,424	1,200,000	1,241,424
6s, 4/15/12 (Prerefunded)	Aaa	--	--	1,150,000	1,189,698	1,150,000	1,189,698
6s, 4/15/11 (Prerefunded)	Aaa	--	--	1,075,000	1,112,109	1,075,000	1,112,109
6s, 4/15/10 (Prerefunded)	Aaa	--	--	1,025,000	1,060,383	1,025,000	1,060,383
Westchester, Tobacco Asset Securitization Corp. Rev. Bonds, 5s, 6/1/26	BBB	1,000,000	1,022,790	--	--	1,000,000	1,022,790
Yonkers, Indl. Dev. Agcy. Civic Fac. Rev. Bonds (St. John's Riverside Hosp.), Ser. A, 7 1/8s, 7/1/31	B+	500,000	536,850	--	--	500,000	536,850
			18,290,716		202,546,978		220,837,694

North Carolina			1.8%		6.2%		5.6%
NC Eastern Muni. Pwr. Agcy. Syst. Rev. Bonds
Ser. C, MBIA, 7s, 1/1/13	Aaa	--	--	11,680,000	13,087,206	11,680,000	13,087,206
Ser. D, 6 3/4s, 1/1/26	Baa2	--	--	5,000,000	5,406,300	5,000,000	5,406,300
Ser. B, FGIC, 6s, 1/1/22	Aaa	--	--	25,300,000	30,327,616	25,300,000	30,327,616
AMBAC, 6s, 1/1/18	Aaa	--	--	7,000,000	8,232,350	7,000,000	8,232,350
Ser. A, 5 3/4s, 1/1/26	Baa2	--	--	5,000,000	5,226,700	5,000,000	5,226,700
NC Hsg. Fin. Agcy. Rev. Bonds (Homeownership), Ser. 26, Class A, 5 1/2s, 1/1/38	AA	--	--	1,000,000	1,059,200	1,000,000	1,059,200
NC Med. Care Cmnty. Hlth. Care Fac. Rev. Bonds						-	-
(First Mtge. - Presbyterian Homes), 5 3/8s, 10/1/22	BB/P	500,000	520,165	--	--	500,000	520,165
(Pines at Davidson), Ser. A, 5s, 1/1/15	A-/F	635,000	670,389	--	--	635,000	670,389
NC Med. Care Comm. Retirement Fac. Rev. Bonds						-	-
(United Methodist Home), 7 1/8s, 10/1/23 (Prerefunded)	BB+/P	--	--	3,000,000	3,272,040	3,000,000	3,272,040
(First Mtge. Givens Estates), Ser. A, 6 1/2s, 7/1/32	BB-/P	750,000	869,723	--	--	750,000	869,723
(First Mtge.-Forest at Duke), 6 3/8s, 9/1/32	BB+/P	--	--	3,000,000	3,156,930	3,000,000	3,156,930
(First Mtge. United Methodist), Ser. C, 5 1/4s, 10/1/24	BB+/P	250,000	257,243	--	--	250,000	257,243
NC State Muni. Pwr. Agcy. Rev. Bonds (No. 1, Catawba Elec.)						-	-
Ser. B, 6 1/2s, 1/1/20	A3	1,000,000	1,077,260	10,000,000	10,772,600	11,000,000	11,849,860
Ser. A, 5 1/2s, 1/1/13	A3	--	--	200,000	214,500	200,000	214,500
			3,394,780		80,755,442		84,150,222

North Dakota			0.6%		--%		0.1%
Grand Forks, Hlth. Care Syst. Rev. Bonds (Altru Hlth. Syst. Oblig. Group), 7 1/8s, 8/15/24	Baa2	1,000,000	1,098,500	--	--	1,000,000	1,098,500

Ohio			3.5%		1.8%		2.0%
Cleveland, Parking Fac. Rev. Bonds, FSA, 5 1/4s, 9/15/22	Aaa	--	--	600,000	681,324	600,000	681,324
Cuyahoga Cnty., Rev. Bonds, Ser. A, 6s, 1/1/32	Aa3	1,250,000	1,377,363	3,000,000	3,305,670	4,250,000	4,683,033
Franklin Cnty., Rev. Bonds (Online Computer Library Ctr.), 5s, 4/15/11	A	--	--	500,000	515,995	500,000	515,995
Lorain Cnty., Hosp. Rev. Bonds (Catholic Hlth. Care Refurbish & Impt.), Ser. A, 5 1/4s, 10/1/33	Aa3	750,000	784,073	--	--	750,000	784,073
Miami Cnty., Hosp. Fac. Rev. Bonds (Upper Valley Med. Ctr.)						-	-
5 1/4s, 5/15/21	A-	--	--	1,000,000	1,063,980	1,000,000	1,063,980
5 1/4s, 5/15/18	A-	--	--	500,000	530,830	500,000	530,830
5 1/4s, 5/15/14	A-	1,350,000	1,439,748	--	--	1,350,000	1,439,748
Middletown, City School Dist. G.O. Bonds (School Impt.), FGIC, 5s, 12/1/24 (Prerefunded)	Aaa	--	--	2,430,000	2,617,790	2,430,000	2,617,790
Midview, Local School Dist. COP (Elementary School Bldg. Fac.), 5 1/4s, 11/1/30	A	--	--	3,500,000	3,689,770	3,500,000	3,689,770
Montgomery Cnty., Rev. Bonds (Catholic Hlth. Initiatives), Ser. A, 5s, 5/1/30	AA	1,500,000	1,561,560	--	--	1,500,000	1,561,560
Montgomery Cnty., Hosp. Rev. Bonds (Kettering Med. Ctr.), 6 3/4s, 4/1/22 (Prerefunded)	A2	1,000,000	1,096,380	--	--	1,000,000	1,096,380
OH State Higher Edl. Fac. Mandatory Put Bonds (Kenyon College)						-	-
5.05s, 7/1/16	A+	--	--	1,000,000	1,067,650	1,000,000	1,067,650
4.95s, 7/1/15	A+	--	--	5,000,000	5,290,800	5,000,000	5,290,800

OH State Higher Edl. Fac. Rev. Bonds (Case Western Reserve U.), 5 1/2s, 10/1/22 (Prerefunded)	AA-	--	--	1,000,000	1,091,310	1,000,000	1,091,310
OH State Wtr. Dev. Auth. Poll. Control Fac. Rev. Bonds, 6.1s, 8/1/20	Baa2	500,000	513,120	3,250,000	3,335,280	3,750,000	3,848,400
U. of Cincinnati Rev. Bonds, Ser. D, AMBAC, 5s, 6/1/23	Aaa	--	--	500,000	527,965	500,000	527,965
			6,772,244		23,718,364		30,490,608

Oklahoma			0.6%		1.3%		1.2%
Grand River Dam Auth. Rev. Bonds, Ser. A, FSA, 5s, 6/1/12	AAA	--	--	3,750,000	3,984,075	3,750,000	3,984,075
OK Dev. Fin. Auth. Rev. Bonds (Hillcrest Hlth. Care Syst.), Ser. A						-	-
U.S. Govt. Coll., 5 5/8s, 8/15/29 (Prerefunded)	Aaa	525,000	552,830	--	--	525,000	552,830
5 5/8s, 8/15/19 (Prerefunded)	Aaa	--	--	4,000,000	4,212,040	4,000,000	4,212,040
OK Hsg. Fin. Agcy. Single Fam. Rev. Bonds						-	-
(Homeowner Loan), Ser. D-2, GNMA Coll., FNMA Coll., 7.1s, 9/1/26	Aaa	265,000	273,435	530,000	546,870	795,000	820,305
(Homeownership Loan), Ser. C-2, GNMA Coll., FNMA Coll., 5.7s, 9/1/35	Aaa	240,000	251,578	1,430,000	1,498,983	1,670,000	1,750,561
(Homeownership Loan), Ser. B, 4.2s, 9/1/25	Aaa	--	--	840,000	837,690	840,000	837,690
OK State Indl. Dev. Auth. Rev. Bonds (Hlth. Syst.), Ser. A, MBIA						-	-
5 3/4s, 8/15/29	Aaa	--	--	3,470,000	3,645,929	3,470,000	3,645,929
5 3/4s, 8/15/29 (Prerefunded)	Aaa	--	--	2,530,000	2,674,159	2,530,000	2,674,159
			1,077,843		17,399,746		18,477,589

Oregon			--%		0.7%		0.6%
OR State G.O. Bonds (Veterans Welfare), Ser. 81, 5 1/4s, 10/1/42	Aa3	--	--	6,335,000	6,546,779	6,335,000	6,546,779
OR State Hsg. & Cmnty. Svcs. Dept. Rev. Bonds (Single Fam. Mtge.), Ser. J, 4.7s, 7/1/30	Aa2	--	--	2,600,000	2,601,508	2,600,000	2,601,508
			--		9,148,287		9,148,287

Pennsylvania			6.9%		4.5%		4.9%
Allegheny Cnty., Hosp. Dev. Auth. Rev. Bonds (UPMC Hlth.), Ser. B, MBIA, 6s, 7/1/24	Aaa	2,210,000	2,660,951	--	--	2,210,000	2,660,951
Allegheny Cnty., Sanitation Auth. Swr. Rev. Bonds, MBIA						-	-
5 1/2s, 12/1/30	Aaa	--	--	150,000	159,827	150,000	159,827
5 1/2s, 12/1/30 (Prerefunded)	Aaa	--	--	850,000	908,684	850,000	908,684
Blair Cnty., Hosp. Auth. Rev. Bonds (Altoona Hosp.), Ser. A, AMBAC, 4.7s, 7/1/08	Aaa	1,500,000	1,519,425	--	--	1,500,000	1,519,425
Bucks Cnty., Indl. Dev. Auth. Retirement Cmnty. Rev. Bonds (Ann's Choice, Inc.), Ser. A, 5.3s, 1/1/14	BB/P	250,000	255,230	--	--	250,000	255,230
Carbon Cnty., Indl. Dev. Auth. Rev. Bonds (Panther Creek Partners), 6.65s, 5/1/10	BBB-	--	--	5,580,000	5,767,488	5,580,000	5,767,488
Central Bucks, School Dist. G.O. Bonds, FGIC, 5 1/2s, 5/15/16 (Prerefunded)	Aaa	--	--	3,125,000	3,387,781	3,125,000	3,387,781
Chester Cnty., Hlth. & Ed. Fac. Auth. Rev. Bonds (Jenners Pond, Inc.), 7 1/4s, 7/1/24 (Prerefunded)	AAA/P	500,000	590,765	--	--	500,000	590,765
College Twp., Indl. Dev. Auth. Rev. Bonds (Nittany Valley Rehab. Hosp.), 7 5/8s, 11/1/07 (Prerefunded)	AAA/P	405,000	414,060	--	--	405,000	414,060
Lancaster Cnty., Hosp. Auth. Rev. Bonds						-	-
(Gen. Hosp.), 5 1/2s, 3/15/26 (Prerefunded)	AA-	250,000	275,445	2,000,000	2,203,560	2,250,000	2,479,005
(Gen. Hosp.), 5.15s, 3/15/20 (Prerefunded)	AA-	--	--	50,000	54,094	50,000	54,094
(Lancaster General Hosp.), Ser. A, 5s, 3/15/26	Aa3	--	--	3,775,000	3,999,499	3,775,000	3,999,499
Lehigh Cnty., Gen. Purpose Auth. Rev. Bonds						-	-
(St. Luke's Hosp. - Bethlehem), 5 3/8s, 8/15/33	Baa1	750,000	817,065	--	--	750,000	817,065
(Lehigh Valley Hosp. Hlth. Network), Ser. A, 5 1/4s, 7/1/32	A1	2,000,000	2,095,840	2,000,000	2,095,840	4,000,000	4,191,680
Monroe Cnty., Hosp. Auth. Rev. Bonds (Pocono Med. Ctr.), 6s, 1/1/43	BBB+	375,000	401,516	2,125,000	2,275,259	2,500,000	2,676,775
PA Econ. Dev. Fin. Auth. Rev. Bonds (Amtrak), Ser. A , 6 1/4s, 11/1/31	A3	--	--	1,000,000	1,076,660	1,000,000	1,076,660
PA Econ. Dev. Fin. Auth. Resource Recvy. Rev. Bonds, Ser. A, 6.4s, 1/1/09	B+	--	--	8,800,000	8,908,064	8,800,000	8,908,064
PA State Pub. School Bldg. Auth. Rev. Bonds (Philadelphia School Dist.), FSA, 5 1/4s, 6/1/25 (Prerefunded)	Aaa	--	--	9,280,000	10,059,891	9,280,000	10,059,891
Philadelphia Auth. for Indl. Dev. Rev. Bonds, Ser. B, FSA, 5 1/4s, 10/1/10	Aaa	--	--	1,485,000	1,561,240	1,485,000	1,561,240
Philadelphia, G.O. Bonds, CIFG, 5s, 8/1/23	Aaa	--	--	6,000,000	6,395,460	6,000,000	6,395,460
Philadelphia, Hosp. & Higher Ed. Fac. Auth. Rev. Bonds						-	-
(Graduate Hlth. Syst. Oblig. Group), 7 1/4s, 7/1/18 (In default) (NON)	D/P	701,513	1,403	--	--	701,513	1,403
(Graduate Hlth. Syst.), 7 1/4s, 7/1/10 (In default) (NON)	D/P	--	--	5,459,248	10,919	5,459,248	10,919
(Children's Hosp. of Philadelphia), Ser. A, 4 1/2s, 7/1/33	Aa2	500,000	488,665	--	--	500,000	488,665
Philadelphia, Hosp. & Higher Edl. Fac. Auth. Hosp. Rev. Bonds (Graduate Hlth. Syst.), Ser. B, 6 1/4s, 7/1/13 (In
default) (NON)	D/P	545,925	1,092	--	--	545,925	1,092
Philadelphia, School Dist. G.O. Bonds, Ser. A, AMBAC, 5s, 8/1/22	Aaa	--	--	6,000,000	6,346,920	6,000,000	6,346,920
Philadelphia, Wtr. & Waste Wtr. Rev. Bonds						-	-
Ser. B, FGIC, 5 1/4s, 11/1/14	AAA	--	--	500,000	538,965	500,000	538,965
Ser. A, FSA, 5s, 7/1/24	Aaa	--	--	3,000,000	3,176,280	3,000,000	3,176,280
Sayre, Hlth. Care Fac. Auth. Rev. Bonds (Guthrie Hlth.), Ser. A, 5 7/8s, 12/1/31	A	1,450,000	1,569,408	--	--	1,450,000	1,569,408
Washington Cnty., Hosp. Auth. Rev. Bonds (Monongah Ela Vy Hosp.), 6 1/4s, 6/1/22	A3	1,250,000	1,353,550	--	--	1,250,000	1,353,550
West Shore, Area Hosp. Auth. Rev. Bonds (Holy Spirit Hosp.), 6 1/4s, 1/1/32	BBB	500,000	535,185	--	--	500,000	535,185
York Cnty., G.O. Bonds, AMBAC, 5s, 6/1/21	Aaa	--	--	485,000	511,219	485,000	511,219
York Cnty., Indl. Dev. Auth. 1st Mtge. Hlth. Fac. Rev. Bonds (Rehab. Hosp. of York), 7 1/2s, 9/1/07 (Prerefunded)	AAA/P	340,000	345,233	--	--	340,000	345,233
			13,324,833		59,437,650		72,762,483

Puerto Rico			0.1%		1.3%		1.2%
Children's Trust Fund Tobacco Settlement Rev. Bonds
5 1/2s, 5/15/39	BBB	--	--	750,000	785,978	750,000	785,978
5 3/8s, 5/15/33	BBB	--	--	255,000	265,789	255,000	265,789
Cmnwlth. of PR, Govt. Dev. Bank Rev. Bonds						-	-
Ser. AA, 5s, 12/1/16	BBB	200,000	214,390	3,095,000	3,317,685	3,295,000	3,532,075
Ser. B, 5s, 12/1/13	BBB	--	--	250,000	265,375	250,000	265,375
Cmnwlth. of PR, Hwy. & Trans. Auth. Rev. Bonds						-	-
Ser. B, MBIA, 5 7/8s, 7/1/35 (Prerefunded)	BBB+	--	--	3,240,000	3,493,303	3,240,000	3,493,303
Ser. K, 5s, 7/1/17	BBB+	--	--	2,900,000	3,076,639	2,900,000	3,076,639
Ser. K, 5s, 7/1/13	BBB+	--	--	500,000	529,330	500,000	529,330
PR Indl. Tourist Edl. Med. & Env. Control Fac. Rev. Bonds (Cogen. Fac.-AES), 6 5/8s, 6/1/26	Baa3	--	--	250,000	271,635	250,000	271,635
PR Indl. Tourist Edl. Med. & Env. Control Facs. Rev. Bonds (Auxilio Mutuo Oblig. Group), Ser. A, MBIA, 6 1/4s,
7/1/16	Aaa	--	--	3,800,000	3,804,674	3,800,000	3,804,674
PR Muni. Fin. Agcy. G.O. Bonds, Ser. A						-	-
5 1/4s, 8/1/24	BBB	--	--	750,000	803,708	750,000	803,708
5s, 8/1/10	BBB	--	--	250,000	258,485	250,000	258,485
PR Pub. Fin. Corp. Rev. Bonds (Cmnwlth. Appropriation), Ser. A, 5 3/4s, 8/1/27	BBB-	--	--	530,000	568,139	530,000	568,139
			214,390		17,440,740		17,655,130

South Carolina			2.1%		1.2%		1.3%
Florence Cnty., Hosp. Rev. Bonds (McLeod Regl. Med. Ctr.), Ser. A, FSA, 5 1/4s, 11/1/23	Aaa	--	--	2,500,000	2,690,575	2,500,000	2,690,575
Greenwood Cnty., Hosp. Rev. Bonds (Memorial Hosp.), 5 1/2s, 10/1/26	A2	--	--	2,000,000	2,106,260	2,000,000	2,106,260
Lexington Cnty. Hlth. Svcs. Dist. Inc. Hosp. Rev. Bonds, 5 1/2s, 5/1/37	A2	1,000,000	1,069,980	1,000,000	1,069,980	2,000,000	2,139,960
SC Hosp. Auth. Rev. Bonds (Med. U.), Ser. A, 6 1/2s, 8/15/32 (Prerefunded)	AAA	500,000	568,300	--	--	500,000	568,300
SC Hsg. Fin. & Dev. Auth. Mtge. Rev. Bonds, Ser. A-2, AMBAC, 5s, 7/1/35	Aaa	--	--	1,920,000	1,969,286	1,920,000	1,969,286
SC Jobs Econ. Dev. Auth. Hosp. Fac. Rev. Bonds						-	-
(Palmetto Hlth. Alliance), Ser. A, 7 3/8s, 12/15/21 (Prerefunded)	BBB+/F	800,000	913,432	--	--	800,000	913,432
(Palmetto Hlth.), Ser. C, 6s, 8/1/20 (Prerefunded)	Baa1	1,115,000	1,255,033	--	--	1,115,000	1,255,033
(Palmetto Hlth.), Ser. C, 6s, 8/1/20 (Prerefunded)	Baa1	135,000	151,955	--	--	135,000	151,955
SC Tobacco Settlement Rev. Mgmt. Auth. Rev. Bonds, Ser. B, 6 3/8s, 5/15/30	BBB	--	--	7,000,000	8,129,590	7,000,000	8,129,590
			3,958,700		15,965,691		19,924,391

South Dakota			1.2%		0.8%		0.9%
Brookings, COP, AMBAC, 5 1/4s, 12/1/19	Aaa	--	--	3,445,000	3,591,378	3,445,000	3,591,378
SD Hsg. Dev. Auth. Rev. Bonds (Home Ownership Mtge.), Ser. J, 4.55s, 5/1/18	Aa1	--	--	1,000,000	1,035,160	1,000,000	1,035,160
SD State Hlth. & Edl. Fac. Auth. Rev. Bonds						-	-
(Prairie Lakes), 5.65s, 4/1/22	Baa1	1,250,000	1,294,138	--	--	1,250,000	1,294,138
(Sioux Valley Hosp. & Hlth. Syst.), Ser. A, 5 1/2s, 11/1/31	A1	1,000,000	1,070,840	1,500,000	1,606,260	2,500,000	2,677,100
Will Cnty., Cmnty. Construction G.O. Bonds (School Dist. No. 30-C Troy Twp.), Ser. B, FSA, 5 1/4s, 2/1/19	Aaa	--	--	4,185,000	4,530,890	4,185,000	4,530,890
			2,364,978		10,763,688		13,128,666

Tennessee			0.9%		1.2%		1.2%
Elizabethton, Hlth. & Edl. Fac. Board Rev. Bonds (Hosp. Ref. & Impt.), Ser. B, 8s, 7/1/33	Baa2	--	--	3,000,000	3,514,380	3,000,000	3,514,380
Johnson City, Hlth. & Edl. Fac. Board Hosp. Rev. Bonds						-	-
(First Mtge. Mountain States Hlth.), Ser. A, 7 1/2s, 7/1/33	BBB+	1,250,000	1,448,475	--	--	1,250,000	1,448,475
(Mountain States Hlth.), Ser. A, 7 1/2s, 7/1/25	BBB+	--	--	5,000,000	5,804,850	5,000,000	5,804,850
Memphis-Shelby Cnty., Arpt. Auth. Rev. Bonds (Federal Express Corp.), 5.05s, 9/1/12	Baa2	--	--	5,000,000	5,250,400	5,000,000	5,250,400
Shelby Cnty., Hlth. Edl. & Hsg. Fac. Hosp. Board Rev. Bonds (Methodist Hlth. Care)						-	-
6 1/2s, 9/1/26 (Prerefunded)	AAA	--	--	310,000	352,668	310,000	352,668
6 1/2s, 9/1/26 (Prerefunded)	AAA	--	--	190,000	216,152	190,000	216,152
Sullivan Cnty., Hlth. Edl. & Hsg. Hosp. Fac. Board Rev. Bonds (Wellmont Hlth. Syst.), Ser. C, 5s, 9/1/22	BBB+	350,000	363,017	940,000	974,959	1,290,000	1,337,976
			1,811,492		16,113,409		17,924,901

Texas			8.0%		6.6%		6.8%
Abilene, Hlth. Fac. Dev. Corp. Rev. Bonds (Sears Methodist Retirement), Ser. A
7s, 11/15/33	BB/P	715,000	776,662	--	--	715,000	776,662
5 7/8s, 11/15/18	BB/P	--	--	4,250,000	4,323,483	4,250,000	4,323,483
Dallas, Indpt. School Dist. G.O. Bonds, PSFG, 5s, 2/15/21	Aaa	--	--	12,500,000	13,035,750	12,500,000	13,035,750
Edgewood, Indpt. School Dist. Bexar Cnty. G.O. Bonds, Ser. A, PSFG, 5s, 2/15/29	Aaa	--	--	1,035,000	1,081,368	1,035,000	1,081,368
Gateway, Pub. Fac. Corp. Rev. Bonds (Stonegate Villas Apt.), FNMA Coll., 4.55s, 7/1/34	Aaa	--	--	1,500,000	1,553,250	1,500,000	1,553,250
Georgetown, Hlth. Fac. Dev. Corp. Rev. Bonds (Georgetown Hlth. Care Syst.), 6 1/4s, 8/15/29 (Prerefunded)	AAA/P	900,000	967,950	--	--	900,000	967,950
Harris Cnty., Hlth. Fac. Dev. Corp. Rev. Bonds (Christus Hlth.), Ser. A, MBIA						-	-
5 1/2s, 7/1/09	Aaa	1,760,000	1,825,912	--	--	1,760,000	1,825,912
5 1/2s, 7/1/09 (Prerefunded)	Aaa	240,000	249,458	--	--	240,000	249,458
Harris Cnty., Hlth. Fac. Dev. Corp. Hosp. Rev. Bonds (Memorial Hermann Hlth. Care Syst.), Ser. A, 5 1/4s,
12/1/18	A+	700,000	747,670	950,000	1,014,695	1,650,000	1,762,365
Houston, Wtr. & Swr. Rev. Bonds (Jr. Lien), FSA, 5s, 12/1/30 (Prerefunded)	Aaa	--	--	1,000,000	1,065,770	1,000,000	1,065,770
Laredo, Intl., Toll Bridge Rev. Bonds, Ser. B, FSA, 5s, 10/1/16	Aaa	--	--	750,000	809,715	750,000	809,715
Lower CO River Auth. Rev. Bonds, 5 1/4s, 1/1/15 (Prerefunded)	A+/F	--	--	5,080,000	5,356,098	5,080,000	5,356,098
Lubbock, Hlth. Fac. Dev. Rev. Bonds (St. Joseph Hlth. Syst.), FSA, 5 1/4s, 7/1/09	Aaa	3,535,000	3,632,283	--	--	3,535,000	3,632,283
Lufkin, Hlth. Fac. Dev. Corp. Rev. Bonds (Memorial Hlth. Syst. of East TX), 5.7s, 2/15/28 (Prerefunded)	AAA/P	1,450,000	1,502,838	--	--	1,450,000	1,502,838
Mission Cons. Indpt. School Dist. G.O. Bonds, PSFG, 5s, 2/15/23	Aaa	--	--	840,000	893,105	840,000	893,105
Montgomery Cnty., G.O. Bonds, Ser. A, FSA, 5s, 3/1/21	Aaa	1,750,000	1,870,523	--	--	1,750,000	1,870,523
Northside Indpt. School Dist. G.O. Bonds, PSFG, 5s, 2/15/24	Aaa	--	--	1,705,000	1,789,670	1,705,000	1,789,670
Pflugerville, Indpt. School Dist. G.O. Bonds, PSFG, 5s, 2/15/29	AAA	--	--	5,000,000	5,224,000	5,000,000	5,224,000
Plano, Indpt. School Dist. G.O. Bonds, PSFG, 5s, 2/15/29	Aaa	--	--	1,705,000	1,781,384	1,705,000	1,781,384
Sam Rayburn Muni. Pwr. Agcy. Rev. Bonds, 6s, 10/1/21	Baa2	--	--	2,500,000	2,647,025	2,500,000	2,647,025
San Antonio, Elec. & Gas Rev. Bonds, 5 3/8s, 2/1/19 (Prerefunded)	AAA	--	--	1,500,000	1,610,010	1,500,000	1,610,010
Spring, Indpt. School Dist. G.O. Bonds, PSFG, 5s, 2/15/24	Aaa	--	--	500,000	524,830	500,000	524,830
Tarrant Cnty., Hosp. Dist. Rev. Bonds, MBIA, 5 1/2s, 8/15/19	Aaa	1,870,000	2,014,401	--	--	1,870,000	2,014,401
TX State Rev. Bonds, 6.2s, 9/30/11	Aa1	--	--	20,800,000	22,525,776	20,800,000	22,525,776
TX State Indl. Dev. Corp. Rev. Bonds (Arco Pipelines Co.), 7 3/8s, 10/1/20	Aa1	--	--	6,500,000	8,530,015	6,500,000	8,530,015

TX State Tpk. Auth. Rev. Bonds (Central Texas Tpk. Syst.), Ser. A, AMBAC, 5 1/2s, 8/15/39	Aaa	--	--	1,000,000	1,076,220	1,000,000	1,076,220
TX Technical University Revenues Rev. Bonds (Fin. Syst.), Ser. 7th, MBIA						-	-
5s, 8/15/08	Aaa	--	--	1,000,000	1,018,160	1,000,000	1,018,160
5s, 8/15/07	Aaa	--	--	1,000,000	1,004,830	1,000,000	1,004,830

Waco, Hlth. Fac. Dev. Corp. Mtge. Rev. Bonds (Hillcrest Hlth. Care Syst.), Ser. A, MBIA, FHA Insd., 5s, 8/1/31	Aaa	1,700,000	1,777,231	7,500,000	7,840,725	9,200,000	9,617,956
West Harris Cnty., Regl. Wtr. Auth. Syst. Rev. Bonds, AMBAC, 5s, 12/15/24	Aaa	--	--	2,040,000	2,167,112	2,040,000	2,167,112
			15,364,928		86,872,991		102,237,919

Utah			1.0%		2.0%		1.9%
Intermountain Power Agency Rev. Bonds (UT State Pwr. Supply), Ser. B, MBIA, 6 1/2s, 7/1/09	Aaa	--	--	19,065,000	20,248,365	19,065,000	20,248,365
Salt Lake City, Hosp. Rev. Bonds						-	-
(IHC Hosp. Inc.), Ser. A, 8 1/8s, 5/15/15 (Prerefunded)	AAA	--	--	5,000,000	5,816,500	5,000,000	5,816,500
AMBAC, 6 3/4s, 5/15/20 (Prerefunded)	AAA	2,000,000	2,002,180	--	--	2,000,000	2,002,180
			2,002,180		26,064,865		28,067,045

Vermont			0.4%		0.2%		0.2%
VT Hsg. Fin. Agcy. Rev. Bonds
Ser. 22, FSA, 5s, 11/1/34	Aaa	--	--	970,000	989,982	970,000	989,982
(Single Fam.), Ser. 23, FSA, 5s, 5/1/34	Aaa	--	--	1,115,000	1,140,578	1,115,000	1,140,578
Ser. 19A, FSA, 4.62s, 5/1/29	Aaa	825,000	830,693	--	--	825,000	830,693
			830,693		2,130,560		2,961,253

Virgin Islands			--%		0.3%		0.2%
VI Pub. Fin. Auth. Rev. Bonds, FGIC
5s, 10/1/24	Aaa	--	--	250,000	269,378	250,000	269,378
5s, 10/1/23	Aaa	--	--	3,000,000	3,237,450	3,000,000	3,237,450
			--		3,506,828		3,506,828

Virginia			1.9%		2.4%		2.3%
Henrico Cnty., Econ. Dev. Auth. Rev. Bonds (United Methodist), Ser. A, 6 1/2s, 6/1/22	BB+/P	750,000	798,435	4,000,000	4,258,320	4,750,000	5,056,755
Henrico Cnty., Econ. Dev. Auth. Res. Care Fac. Rev. Bonds (Westminster-Canterbury), 5s, 10/1/22	BBB-	400,000	415,312	--	--	400,000	415,312
Henrico Cnty., Indl. Dev. Auth. Rev. Bonds, FSA, 5.929s, 8/23/27	Aaa	--	--	20,000,000	23,383,400	20,000,000	23,383,400
Prince William Cnty., Indl. Dev. Auth. Hosp. Rev. Bonds (Potomac Hosp. Corp.), 5.35s, 10/1/36	A3	1,500,000	1,598,970	--	--	1,500,000	1,598,970
Stafford Cnty., Econ. Dev. Auth. Hosp. Fac. Rev. Bonds						-	-
(Medicorp. Hlth. Syst.), 5 1/4s, 6/15/25	A3	750,000	797,160	--	--	750,000	797,160
(Medicorp Hlth. Syst.), 5 1/4s, 6/15/24	A3	--	--	3,040,000	3,235,898	3,040,000	3,235,898
			3,609,877		30,877,618		34,487,495

Washington			1.6%		2.1%		2.0%
Cowlitz Cnty., Pub. Util. Rev. Bonds (Dist. No. 1 Production Syst.), FGIC
5s, 9/1/25	Aaa	--	--	695,000	729,604	695,000	729,604
5s, 9/1/24	Aaa	--	--	615,000	646,021	615,000	646,021
Everett, Pub. Fac. Dist. Ltd. Sales Tax & Interlocal Rev. Bonds, Ser. A						-	-
5s, 12/1/23	A	--	--	525,000	553,828	525,000	553,828
5s, 12/1/22	A	--	--	1,050,000	1,109,493	1,050,000	1,109,493
Tobacco Settlement Auth. of WA Rev. Bonds						-	-
6 5/8s, 6/1/32	BBB	--	--	905,000	995,627	905,000	995,627
6 1/2s, 6/1/26	BBB	1,450,000	1,590,491	2,215,000	2,429,611	3,665,000	4,020,102
WA State G.O. Bonds						-	-
(Motor Vehicle Fuel), Ser. D, 5 1/4s, 1/1/17	Aa1	--	--	1,500,000	1,573,500	1,500,000	1,573,500
(Motor Vehicle Fuel), Ser. B, MBIA, 5s, 7/1/24	Aaa	--	--	5,270,000	5,554,106	5,270,000	5,554,106
Ser. A, FSA, 5s, 7/1/23	Aaa	--	--	10,035,000	10,588,832	10,035,000	10,588,832
WA State Hlth. Care Fac. Auth. Rev. Bonds						-	-
(Group Hlth. Coop), Radian Insd., 5s, 12/1/22	AA	425,000	447,602	--	--	425,000	447,602
(Kadlec Med. Ctr.), Ser. A, 5s, 12/1/21	AAA	1,000,000	1,055,600	2,000,000	2,111,200	3,000,000	3,166,800

WA State Hsg. Fin. Comm. Rev. Bonds (Single Family Program), Ser. 2A, GNMA Coll., FNMA Coll., 5s, 12/1/25	Aaa	--	--	1,215,000	1,248,510	1,215,000	1,248,510
			3,093,693		27,540,332		30,634,025

West Virginia			0.4%		0.5%		0.5%
Econ. Dev. Auth. Lease Rev. Bonds (Correctional Juvenile Safety), Ser. A, MBIA, 5s, 6/1/29	Aaa	--	--	6,200,000	6,523,144	6,200,000	6,523,144
Princeton, Hosp. Rev. Bonds (Cmnty. Hosp. Assn., Inc.), 6.1s, 5/1/29	B2	725,000	747,308	--	--	725,000	747,308
			747,308		6,523,144		7,270,452

Wisconsin			2.7%		1.3%		1.5%
Badger Tobacco Settlement Asset Securitization Corp. Rev. Bonds
7s, 6/1/28	BBB	1,000,000	1,110,935	--	--	1,000,000	1,110,935
6 3/8s, 6/1/32	BBB	--	--	10,615,000	11,551,938	10,615,000	11,551,938
WI Hsg. & Econ. Dev. Auth. Rev. Bonds (Home Ownership), Ser. D, 4 7/8s, 3/1/36	Aa2	--	--	1,885,000	1,927,544	1,885,000	1,927,544
WI State Hlth. & Edl. Fac. Rev. Bonds (Aurora Med. Group Inc.), FSA, 6s, 11/15/09	Aaa	3,330,000	3,515,581	--	--	3,330,000	3,515,581
WI State Hlth. & Edl. Fac. Auth. Rev. Bonds (Ascension Hlth. Credit), Ser. A, 5s, 11/15/31	Aa2	560,000	586,085	2,780,000	2,909,492	3,340,000	3,495,577
Wilmot, Unified High School Dist. G.O. Bonds, Ser. B, FSA, 5s, 3/1/24	Aaa	--	--	1,000,000	1,068,440	1,000,000	1,068,440
			5,212,601		17,457,414		22,670,015

Total municipal bonds and notes (cost $181,759,852, $1,213,067,763, and $1,394,827,628)			$189,488,295	$1,285,123,566			$1,474,611,861

PREFERRED STOCKS(a)		-%		1.0%		0.8%

		Shares	Value	Shares	Value	Shares	Value

Charter Mac. Equity Trust 144A Ser. A, 6.625% cum. pfd.		--	$--	4,000,000	$4,196,160	4,000,000	4,196,160
MuniMae Tax Exempt Bond Subsidiary, LLC 144A Ser. A, 6.875% cum. pfd.		--	--	6,000,000	6,325,920	6,000,000	6,325,920
MuniMae Tax Exempt Bond Subsidiary, LLC 144A Ser. B, 7 3/4s cum. pfd.		--	--	2,000,000	2,193,660	2,000,000	2,193,660

Total preferred stocks (cost $--, $12,000,000, and $12,000,000)			$--		$12,715,740		$12,715,740

CORPORATE BONDS AND NOTES(a) (cost $--, $3,500,000, and $3,500,000)		-%		0.3%		0.2%

		Principal amount	Value	Principal amount	Value	Principal amount	Value

GMAC Muni. Mtge. Trust 144A sub. notes Ser. A1-1, 4.15s, 2039		$--	$--	$3,500,000	$3,487,225	3,500,000	3,487,225

Total investments (cost $181,759,852, $1,228,567,763, and $1,410,327,615)			$189,488,295	$1,301,326,531			$1,490,814,826

Putnam Tax Exempt Income Fund
INTEREST RATE SWAP CONTRACTS OUTSTANDING at March 31, 2007 (unaudited)
				Payments	Payments	Unrealized
Swap counterparty /			Termination	made by	received by	appreciation/
	Notional amount		date	fund per annum	fund per annum	(depreciation)

JPMorgan Chase Bank, N.A.
				3 month USD-LIBOR-
	$42,100,000	(E)	11/8/11	BBA	5.036%	$84,201

					U.S. Bond Market
					Association Municipal
	64,770,000	(E)	11/8/11	3.488%	Swap Index	(184,160)

Morgan Stanley Capital Services, Inc.
					U.S. Bond Market
					Association Municipal
	57,000,000	(E)	11/16/11	3.4695%	Swap Index	(146,729)

Total						$(246,688)

(E) Swap includes extended effective dates

NOTES

Because the Funds are actively managed, their portfolio holdings as of March 31, 2007 are unlikely to reflect what their portfolio holdings will be as of the date the merger is completed. Accordingly, no adjustments have been made to indicate holdings that would be sold in anticipation of the merger to accommodate the investment strategies of Putnam Tax Exempt Income Fund.

(a)	Percentages indicated are based on net assets as follows:

	Putnam Tax Free Health Care	$ 191,715,509
	Putnam Tax Exempt Income Fund	1,308,425,482
	Proforma Combined	1,499,914,374

(RAT) The Moody's, Standard & Poor's or Fitch's ratings indicated are believed to be the most recent ratings available at March 31, 2007 for the securities listed. Ratings are generally ascribed to securities at the time of issuance. While the agencies may from time  to time revise such ratings, they undertake no obligation to do so, and the ratings do not necessarily represent what the agencies would ascribe to these securities at March 31, 2007. Securities rated by Putnam are indicated by "/P." Securities rated by Fitch are indicated by "/F." Security ratings are defined in the Statement of Additional Information (Tax Exempt Income Fund).

(DEF) Security is in default of principal and interest.

(NON) Non-income-producing security.

(F) Security is valued at fair value following procedures approved by the Trustees.

144A after the name of an issuer represents securities exempt from registration under Rule 144A under the Securities Act of 1933, as amended. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers.

The rates shown on VRDN, Mandatory Put Bonds, and Floating Rate Notes (FRN) are the current interest rates at March 31, 2007.

The dates shown on Mandatory Put Bonds are the next mandatory put dates.

The dates shown on debt obligations other than Mandatory Put Bonds are the original maturity dates.

Putnam Tax Exempt Income Fund had the following sector concentrations greater than 10% at
March 31, 2007 (as a percentage of net assets):

Utilities and Power	21.3%
Health Care	19.9
State Government	17.7
Local Government	12.6

Putnam Tax Free Health Care Fund had the following sector concentration greater than 10% at
March 31, 2007 (as a percentage of net assets):

Health Care	86.4%

The Proforma combined portfolio had the following sector concentrations greater than 10% at
March 31, 2007 (as a percentage of net assets):

Health Care	28.4%
Utilities and Power	18.7
State Government	15.6
Local Government	11.2

Putnam Tax Exempt Income Fund had the following insurance concentrations greater than 10%
at March 31, 2007 (as a percentage of net assets):

MBIA	12.3%
FSA	10.5
AMBAC	10.3

Putnam Tax Free Health Care Fund had the following insurance concentration greater than
10% at March 31, 2007 (as a percentage of net assets):

FSA	15.5%

The Proforma combined portfolio had the following insurance concentrations greater than 10%
at March 31, 2007 (as a percentage of net assets):

MBIA	11.9%
FSA	11.2
AMBAC	10.1

Putnam Tax Exempt Income Fund

Notes to Proforma Combining Statements

(Unaudited)

March 31, 2007

Security Valuation

Tax-exempt bonds and notes are generally valued on the basis of valuations provided by an independent pricing service approved by the Trustees. Such services use information with respect to transactions in bonds, quotations from bond dealers, market transactions in comparable securities and various relationships between securities in determining value. Certain investments are also valued at fair value following procedures approved by the Trustees. Such valuations and procedures are reviewed periodically by the Trustees. The fair value of securities is generally determined as the amount that the fund could reasonably expect to realize from an orderly disposition of such securities over a reasonable period of time. By its nature, a fair value price is a good faith estimate of the value of a security at a given point in time and does not reflect an actual market price, which may be different by a material amount.

Federal taxes

It is the policy of each fund to distribute all of its income within the prescribed time and otherwise comply with the provisions of the Internal Revenue Code of 1986 (the “Code”) applicable to regulated investment companies

Proforma Adjustments

(A) Elimination and reduction of duplicative expenses as a result of the merger.

(B) Increase in Class A 12b-1 fee resulting from the additional merger assets of Putnam Tax Free Health Care Fund.

(C) Amount relates to $55,417 of proxy costs, $150,000 of legal costs and $21,200 of accounting costs, all which will be borne by Putnam Tax Free Health Care Fund.

(D) Issuance of common shares of Putnam Tax Exempt Income Fund to the holders of common shares of Putnam Tax Free Health Care Fund.

APPENDIX A

Putnam Tax Exempt Income Fund

FORM N-1A

PART B

STATEMENT OF ADDITIONAL INFORMATION ("SAI")

1/30/07

This SAI is not a prospectus. If the fund has more than one form of current prospectus, each reference to the prospectus in this SAI shall include all of the fund's prospectuses, unless otherwise noted. The SAI should be read together with the applicable prospectus. Certain disclosure has been incorporated by reference from the fund's annual report. For a free copy of the fund's annual report or a prospectus dated 1/30/07, as revised from time to time, call Putnam Investor Services at 1-800-225-1581, visit Putnam's website at www.putnam.com or write Putnam Investor Services, P.O. Box 41203, Providence, RI 02940-1203.

Part I of this SAI contains specific information about the fund. Part II includes information about the fund and the other Putnam funds.

PART I

FUND ORGANIZATION AND CLASSIFICATION	I-3
INVESTMENT RESTRICTIONS	I-4
CHARGES AND EXPENSES	I-5
OTHER ACCOUNTS MANAGED BY THE FUND'S PORTFOLIO MANAGERS	I-14
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND FINANCIAL	I-15
STATEMENTS

PART II

MISCELLANEOUS INVESTMENTS, INVESTMENT PRACTICES AND RISKS	II-1
TAXES	II-31
MANAGEMENT	II-38
DETERMINATION OF NET ASSET VALUE	II-55
HOW TO BUY SHARES	II-56
DISTRIBUTION PLANS	II-66
INVESTOR SERVICES	II-73
SIGNATURE GUARANTEES	II-77
REDEMPTIONS	II-77
SHAREHOLDER LIABILITY	II-78
DISCLOSURE OF PORTFOLIO INFORMATION	II-78
PROXY VOTING GUIDELINES AND PROCEDURES	II-79
SECURITIES RATINGS	II-80
DEFINITIONS	II-84
APPENDIX A	II-85

SAI

PART I

FUND ORGANIZATION AND CLASSIFICATION

Putnam Tax Exempt Income Fund is a Massachusetts business trust organized on September 16, 1976. A copy of the Agreement and Declaration of Trust, which is governed by Massachusetts law, is on file with the Secretary of The Commonwealth of Massachusetts.

The fund is an open-end management investment company with an unlimited number of authorized shares of beneficial interest which may be divided without shareholder approval into two or more classes of shares having such preferences and special or relative rights and privileges as the Trustees determine. The fund offers classes of shares with different sales charges and expenses.

Each share has one vote, with fractional shares voting proportionally. Shares of all classes will vote together as a single class except when otherwise required by law or as determined by the Trustees. Shares are freely transferable, are entitled to dividends as declared by the Trustees, and, if the fund were liquidated, would receive the net assets of the fund.

The fund may suspend the sale of shares at any time and may refuse any order to purchase shares. Although the fund is not required to hold annual meetings of its shareholders, shareholders holding at least 10% of the outstanding shares entitled to vote have the right to call a meeting to elect or remove Trustees, or to take other actions as provided in the Agreement and Declaration of Trust. The fund has voluntarily undertaken to hold a shareholder meeting at which the Board of Trustees would be elected at least every five years beginning in 2004.

The fund is a "diversified" investment company under the Investment Company Act of 1940. This means that with respect to 75% of its total assets, the fund may not invest more than 5% of its total assets in the securities of any one issuer (except U.S. government securities and securities issued by other investment companies). The remaining 25% of its total assets is not subject to this restriction. To the extent the fund invests a significant portion of its assets in the securities of a particular issuer, it will be subject to an increased risk of loss if the market value of such issuer's securities declines.

INVESTMENT RESTRICTIONS

As fundamental investment restrictions, which may not be changed without a vote of a majority of the outstanding voting securities, the fund may not and will not:

(1) Borrow money in excess of 33 1/3% of the value of its total assets (not including the amount borrowed) at the time the borrowing is made.

(2) Underwrite securities issued by other persons except to the extent that, in connection with the disposition of its portfolio investments, it may be deemed to be an underwriter under certain federal securities laws.

(3) Purchase or sell real estate, although it may purchase securities of issuers which deal in real estate, securities which are secured by interests in real estate, and securities which represent interests in real estate, and it may acquire and dispose of real estate or interests in real estate acquired through the exercise of its rights as a holder of debt obligations secured by real estate or interests therein.

(4) Purchase or sell commodities or commodity contracts, except that the fund may purchase and sell financial futures contracts and options and may enter into foreign exchange contracts and other financial transactions not involving physical commodities.

(5) Make loans, except by purchase of debt obligations in which the fund may invest consistent with its investment policies (including without limitation debt obligations issued by other Putnam funds), by entering into repurchase agreements, or by lending its portfolio securities.

(6) With respect to 75% of its total assets, invest in the securities of any issuer if, immediately after such investment, more than 5% of the total assets of the fund (taken at current value) would be invested in the securities of such issuer; provided that this limitation does not apply to obligations issued or guaranteed as to interest or principal by the U.S. government or its agencies or instrumentalities or to securities issued by other investment companies.

(7) Purchase securities (other than securities of the U.S. government, its agencies or instrumentalities or tax-exempt securities, except tax-exempt securities backed only by the assets and revenues of nongovernmental issuers) if, as a result of such purchase, more than 25% of the fund's total assets would be invested in any one industry.

(8) With respect to 75% of its total assets, acquire more than 10% of the outstanding voting securities of any issuer.

(9) Issue any class of securities which is senior to the fund's shares of beneficial interest, except for permitted borrowings.

The Investment Company Act of 1940 provides that a "vote of a majority of the outstanding voting securities" of the fund means the affirmative vote of the lesser of (1) more than 50% of the outstanding shares of the fund, or (2) 67% or more of the shares present at a meeting if more than 50% of the outstanding shares of the fund are represented at the meeting in person or by proxy.

The following non-fundamental investment policies may be changed by the Trustees without shareholder approval:

(1) The fund will not invest in (a) securities which are not readily marketable, (b) securities restricted as to resale (excluding securities determined by the Trustees of the fund (or the person designated by the Trustees of the fund to make such determinations) to be readily marketable), and (c) repurchase agreements maturing in more than seven days, if, as a result, more than 15% of the fund's net assets (taken at current value) would be invested in securities described in (a), (b) and (c).

All percentage limitations on investments (other than pursuant to non-fundamental restriction (1)) will apply at the time of the making of an investment and shall not be considered violated unless an excess or deficiency occurs or exists immediately after and as a result of such investment.

CHARGES AND EXPENSES

Management fees

Under a Management Contract dated July 1, 1999, the fund pays a quarterly fee to Putnam Management based on the average net assets of the fund, as determined at the close of each business day during the quarter, at the the lesser of:

0.50% of the average net asset value of the fund; or
0.60% of the first $500 million of average net assets;
0.50% of the next $500 million of average net assets;
0.45% of the next $500 million of average net assets;
0.40% of the next $5 billion of average net assets;
0.375% of the next $5 billion of average net assets;
0.355% of the next $5 billion of average net assets;
0.34% of the next $5 billion of average net assets; and
0.33% of any excess thereafter.

For the past three fiscal years, pursuant to the management contract, the fund incurred the following fees:

Management
Fiscal year	fee paid
2006	$6,301,826
2005	$6,810,326
2004	$7,472,338

Brokerage commissions

The following table shows brokerage commissions paid during the fiscal periods indicated:

Brokerage
Fiscal year	commissions
2006	$4,508
2005	$955*
2004	$0

Of this amount, no money was paid to brokers who also provided research services.

Administrative expense reimbursement

The fund reimbursed Putnam Management for administrative services during fiscal 2006, including compensation of certain fund officers and contributions to the Putnam Investments Profit Sharing Retirement Plan for their benefit, as follows:

Portion of total
reimbursement
for
compensation
Total	and
reimbursement	contributions
$33,273	$27,517

Trustee responsibilities and fees

The Trustees are responsible for generally overseeing the conduct of fund business. Subject to such policies as the Trustees may determine, Putnam Management furnishes a continuing investment program for the fund and makes investment decisions on its behalf. Subject to the control of the Trustees, Putnam Management also manages the fund's other affairs and business. The table below shows the value of each Trustee's holdings in the fund and in all of the Putnam Funds as of December 31, 2006.

Name of Trustee	Dollar range of Putnam Tax	Aggregate dollar range of shares
	Exempt Income Fund shares	held in all of the Putnam funds
	owned	overseen by Trustee
Jameson A. Baxter	$1-$10,000	over $100,000
Charles B. Curtis	$1-$10,000	over $100,000
Myra R. Drucker	$1-$10,000	over $100,000
John A. Hill	$1-$10,000	over $100,000
Paul L. Joskow	$1-$10,000	over $100,000
Elizabeth T. Kennan	$1-$10,000	over $100,000
Kenneth R. Leibler	$0	over $100,000
Robert E. Patterson	$1-$10,000	over $100,000
W. Thomas Stephens	$1-$10,000	over $100,000
Richard B. Worley	$1-$10,000	over $100,000
*Charles E. Haldeman, Jr.	$10,001-$50,000	over $100,000
*George Putnam, III	$10,001-$50,000	over $100,000

* Trustees who are or may be deemed to be "interested persons" (as defined in the Investment Company Act of 1940) of the fund, Putnam Management, Putnam Retail Management Limited Partnership ("Putnam Retail Management") or Marsh & McLennan Companies, Inc., the parent company of Putnam Investments and its affiliated companies. Messrs. Putnam, III and Haldeman are deemed "interested persons" by virtue of their positions as officers of the fund, Putnam Management or Putnam Retail Management or as shareholders of Marsh & McLennan Companies, Inc. Mr. Haldeman is the President and Chief Executive Officer of Putnam Investments. Mr. Putnam, III is the President of the fund and each of the other Putnam funds. The balance of the Trustees are not "interested persons."

Each independent Trustee of the fund receives an annual retainer fee and additional fees for each Trustees' meeting attended, for attendance at industry seminars and for certain compliance-related services. Independent Trustees who serve on board committees receive additional fees for attendance at certain committee meetings and for special services rendered in that connection. Independent Trustees also are reimbursed for costs incurred in connection with their services, including costs of travel, seminars and educational materials. All of the current independent Trustees of the fund are Trustees of all the Putnam funds and receive fees for their services. Mr. Putnam also receives the foregoing fees for his services as Trustee.

The Trustees periodically review their fees to ensure that such fees continue to be appropriate in light of their responsibilities as well as in relation to fees paid to trustees of other mutual fund complexes. The Board Policy and Nominating Committee, which consists solely of independent Trustees of the fund, estimates that committee and Trustee meeting time, together with the appropriate preparation, requires the equivalent of at least three business days per Trustee meeting. The standing committees of the Board of Trustees, and the number of times each committee met during your fund's fiscal year, are shown in the table below:

Audit and Compliance Committee*	13
Board Policy and Nominating Committee	11
Brokerage Committee**	7
Contract Committee	13
Distributions Committee	11
Executive Committee	2
Investment Oversight Committees	38
Marketing Committee***	8
Pricing Committee*	13
Shareholder Communications and Relations Committee***	8
Investment Process Committee****	8

* Effective January 2006, the responsibilities of the Audit and Pricing Committee were divided between two separate committees, the Audit and Compliance Committee and the Pricing Committee. The number of meetings also includes the number of meetings held by the Audit and Pricing Committee prior to the formation of the new committees.

** Effective January 2006, the Brokerage and Custody Committee was renamed the Brokerage Committee.

*** Effective January 2006, certain responsibilities of the Communication, Service and Marketing Committee were assigned to two new committees, the Marketing Committee and the Shareholder Communications and Relations Committee. The number of meetings also includes the number of meetings held by the Communication, Service and Marketing Committee prior to the formation of the new committees.

****The Investment Process Committee began meeting in January 2006.

The following table shows the year each Trustee was first elected a Trustee of the Putnam funds, the fees paid to each Trustee by the fund for fiscal 2006, and the fees paid to each Trustee by all of the Putnam funds during calendar year 2006:

	COMPENSATION TABLE

		Pension or
		retirement	Estimated
		benefits	annual	Total
	Aggregate	accrued as	benefits from	compensation
	compensation	part of	all Putnam	from all
	from the	fund	funds upon	Putnam
Trustees/Year	fund	expenses	retirement(1)	funds(2)(3)
Jameson A. Baxter/1994(4)	$2,826	$1,024	$110,500	$290,000
Charles B. Curtis/2001	$2,712	$1,515	$113,900	$300,000
Myra R. Drucker/2004(4)	$2,607	N/A	N/A	$290,000
Charles E. Haldeman,
Jr./2004	$0	$0	N/A	$0
John A. Hill/1985(4)(5)	$3,952	$1,411	$161,700	$388,294
Paul L. Joskow/1997(4)	$2,726	$918	$113,400	$295,000
Elizabeth T. Kennan/1992(4)	$2,821	$1,299	$108,000	$300,000
Kenneth R. Leibler/2006(6)			N/A	$47,500
John H. Mullin,
III/1997(4)(7)	$2,205	$1,132	$107,400	$185,000
Robert E. Patterson/1984	$2,747	$782	$106,500	$300,000
George Putnam, III/1984(5)	$3,012	$711	$130,300	$320,000
W. Thomas Stephens/1997(4)	$2,567	$1,088	$107,100	$290,000
Richard B. Worley/2004	$2,673	N/A	N/A	$300,000

(1) Estimated benefits for each Trustee are based on Trustee fee rates for calendar years 2003, 2004 and 2005.

(2) As of December 31, 2006, there were 107 funds in the Putnam family. For Mr. Hill, amounts shown also include compensation for service as Chairman of TH Lee, Putnam Emerging Opportunities Portfolio, a closed-end fund advised by an affiliate of Putnam Management.

(3) Certain Trustees are also owed compensation deferred pursuant to a Trustee Compensation Deferral Plan. As of September 30, 2006, the total amounts of deferred compensation payable by the fund, including income earned on such amounts, to these Trustees were: Ms. Baxter -$9,985; Ms. Drucker - $643; Mr. Hill - $43,941; Dr. Joskow - $11,712; Dr. Kennan - $699; Mr. Mullin - $12,930; and Mr. Stephens - $1,109.

(4) Includes additional compensation to Messrs. Hill and Putnam for service as Chairman of the Trustees and President of the Funds, respectively.

(5) Mr. Leibler was elected to the Board of Trustees of the Putnam funds on October 12, 2006.

(6) Mr. Mullin retired from the Board of Trustees of the Putnam funds on June 30, 2006.

Under a Retirement Plan for Trustees of the Putnam funds (the "Plan"), each Trustee who retires with at least five years of service as a Trustee of the funds is entitled to receive an annual retirement benefit equal to one-half of the average annual attendance and retainer fees paid to such Trustee for calendar years 2003, 2004 and 2005. This retirement benefit is payable during a Trustee's lifetime, beginning the year following retirement, for the number of years of service through December 31, 2006. A death benefit, also available under the Plan, ensures that the Trustee and his or her beneficiaries will receive benefit payments for the lesser of an aggregate period of (i) ten years or (ii) such Trustee's total years of service.

The Plan Administrator (currently the Board Policy and Nominating Committee) may terminate or amend the Plan at any time, but no termination or amendment will result in a reduction in the amount of benefits (i) currently being paid to a Trustee at the time of such termination or amendment, or (ii) to which a current Trustee would have been entitled had he or she retired immediately prior to such termination or amendment. The Trustees have terminated the Plan with respect to any Trustee first elected to the board after 2003.

For additional information concerning the Trustees, see "Management" in Part II of this SAI.

Share ownership

At December 31, 2006, the officers and Trustees of the fund as a group owned less than 1% of the outstanding shares of each class of the fund, and no person owned of record or to the knowledge of the fund beneficially 5% or more of any class of shares of the fund.

	Shareholder name	Percentage
Class	and address	owned

Class A	Edward D. Jones & Co.
	201 Progress Pkwy.
	Maryland Heights, MO 60343-3003	23.80%

Class B	Citigroup Global Markets, Inc.
	333 W. 34th Street
	New York, NY 10001-2402	6.00%

Class B	Edward D. Jones & Co.
	201 Progress Pkwy.
	Maryland Heights, MO 60343-3003	8.30%

Class B	Merrill, Lynch, Pierce, Fenner & Smith Inc.
	4800 Deer Lake Dr E
	Jacksonville, FL 32246	6.50%

Class C	Citigroup Global Markets, Inc.
	333 W. 34th Street	8.30%

	New York, NY 10001-2402

Class C	Merrill, Lynch, Pierce, Fenner & Smith Inc.
	4800 Deer Lake Dr E
	Jacksonville, FL 32246	6.40%

Class C	Primevest Financial Services FBO
	400 First Street South, Suite 300
	St. Cloud, MN 56301	9.80%

Class M	Edward D. Jones & Co.
	201 Progress Pkwy.
	Maryland Heights, MO 60343-3003	30.20%

Class M	L & F Investments, Ltd.
	4121 North 64th Place
	Scottsdale, AZ 85251-3109	6.20%

Distribution fees

During fiscal 2006, the fund paid the following 12b-1 fees to Putnam Retail Management:

Class A	Class B	Class C	Class M
$2,414,988	$433,644	$90,610	$25,842

Class A sales charges and contingent deferred sales charges

Putnam Retail Management received sales charges with respect to class A shares in the following amounts during the periods indicated:

		Sales
		charges
		retained by
		Putnam
		Retail	Contingent
	Total front-	Management	deferred
	end sales	after dealer	sales
Fiscal year	charges	concessions	charges
2006	$478,293	$44,312	$3,217
2005	$582,824	$31,661	$29
2004	$487,368	$15,394	$15,917

Class B contingent deferred sales charges

Putnam Retail Management received contingent deferred sales charges upon redemptions of class B shares in the following amounts during the periods indicated:

Contingent
Fiscal year	deferred

sales
charges
2006	$49,227
2005	$57,655
2004	$197,889

Class C contingent deferred sales charges

Putnam Retail Management received contingent deferred sales charges upon redemptions of class C shares in the following amounts during the periods indicated:

Contingent
deferred
sales
Fiscal year	charges
2006	$2,761
2005	$253
2004	$1,377

Class M sales charges

Putnam Retail Management received sales charges with respect to class M shares in the following amounts during the periods indicated:

		Sales
		charges
		retained by
		Putnam
		Retail
	Total front-	Management
	end sales	after dealer
Fiscal year	charges	concessions
2006	$4,610	$458
2005	$3,959	$471
2004	$2,436	$259

Investor servicing and custody fees and expenses

During the 2006 fiscal year, the fund incurred $619,569 and $157,244, respectively, in fees and out-of-pocket expenses for investor servicing and custody services provided by Putnam Fiduciary Trust Company.

OTHER ACCOUNTS MANAGED BY THE FUND'S PORTFOLIO MANAGERS

The following table shows the number and approximate assets of other investment accounts (or portions of investment accounts) that the fund's Portfolio Leader and Portfolio Members managed as of the fund's most recent fiscal year-end. The other accounts may include accounts for which the individual was not designated as a portfolio member. Unless noted, none of the other accounts pays a fee based on the account's performance.

					Other accounts
					(including separate
			Other accounts that		accounts, managed
Portfolio Leader	Other SEC-registered		pool assets from more		account programs and
or Member	open-end and closed-end		than one client		single-sponsor defined
	funds				contribution plan
					offerings)

	Number		Number		Number
	of		of		of
	accounts	Assets	accounts	Assets	accounts	Assets

Thalia Meehan	20	$8,605,500,000	3	$900,000	3	$481,900,000

Brad Libby	20	$8,605,500,000	3	$900,000	3	$481,100,000

Susan McCormack	20	$8,605,500,000	3	$900,000	3	$481,100,000

Paul Drury	20	$8,605,500,000	3	$900,000	3	$481,000,000

See "Management - Portfolio Transactions - Potential conflicts of interest in managing multiple accounts" in Part II of this SAI for information on how Putnam Management addresses potential conflicts of interest resulting from an individual's management of more than one account.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND FINANCIAL STATEMENTS

KPMG LLP, 99 High Street, Boston, Massachusetts 02110, is the fund's independent registered public accounting firm providing audit services, tax return review and other tax consulting services and assistance and consultation in connection with the review of various Securities and Exchange Commission filings. The Report of Independent Registered Public Accounting Firm, financial highlights and financial statements included in the fund's Annual Report for the fiscal year ended September 30, 2006, are incorporated by reference into this SAI. The fund’s Annual Report for the fiscal year ended September 30, 2006 was filed electronically on November 28, 2006 (File No. 811-02675). The financial highlights included in the prospectus and incorporated by reference into this SAI and the financial statements incorporated by reference into the prospectus and this SAI have been so included and incorporated in reliance upon the reports of the independent registered public accounting firm, given on their authority as experts in auditing and accounting.

MISCELLANEOUS INVESTMENTS, INVESTMENT PRACTICES AND RISKS	II-18

TAXES	II-50

MANAGEMENT	II-57

DETERMINATION OF NET ASSET VALUE	II-75

HOW TO BUY SHARES	II-77

DISTRIBUTION PLANS	II-87

INVESTOR SERVICES	II-95

SIGNATURE GUARANTEES	II-98

REDEMPTIONS	II-99

SHAREHOLDER LIABILITY	II-99

DISCLOSURE OF PORTFOLIO INFORMATION	II-99

PROXY VOTING GUIDELINES AND PROCEDURES	II-101

SECURITIES RATINGS	II-101

DEFINITIONS	II-105

APPENDIX A	II-106

THE PUTNAM FUNDS
STATEMENT OF ADDITIONAL INFORMATION (“SAI”)
PART II

MISCELLANEOUS INVESTMENTS, INVESTMENT PRACTICES AND RISKS

As noted in the prospectus, in addition to the main investment strategies and the principal risks described in the prospectus, the fund may employ other investment practices and may be subject to other risks, which are described below. Because the following is a combined description of investment strategies of all of the Putnam funds, certain matters described herein may not apply to your fund. Unless a strategy or policy described below is specifically prohibited or limited by the investment restrictions discussed in the fund’s prospectus or in this SAI, or by applicable law, the fund may engage in each of the practices described below without limit. This section contains information on the investments and investment practices listed below. With respect to funds for which Putnam Investments Limited (“PIL”) serves as sub-investment manager (as described in the fund’s prospectus), references to Putnam Management in this section include PIL.

Alternative Investment Strategies	Mortgage-backed and Asset-backed Securities
Bank Loans	Options on Securities
Borrowing	Preferred Stocks and Convertible Securities
Derivatives	Private Placements and Restricted Securities
Floating Rate and Variable Rate Demand Notes	Real Estate Investment Trusts (REITs)
Foreign Currency Transactions	Redeemable Securities
Foreign Investments and Related Risks	Repurchase Agreements
Forward Commitments and Dollar Rolls	Securities Loans
Futures Contracts and Related Options	Securities of Other Investment Companies
Hybrid Instruments	Short-term Trading
Industry and Sector Groups	Special Purpose Acquisition Companies
Inflation-Protected Securities	Structured investments
Initial Public Offerings (IPOs)	Swap Agreements
Inverse Floaters	Tax-exempt Securities
Lower-rated Securities	Warrants
Money Market Instruments	Zero-coupon and Payment-in-kind Bonds

Alternative Investment Strategies

Under normal market conditions, the fund seeks to remain fully invested and to minimize its cash holdings. However, at times, Putnam Management may judge that market conditions may make pursuing a fund's investment strategies inconsistent with the best interests of its shareholders. Putnam Management then may temporarily use alternative strategies that are mainly designed to limit the fund's losses. In implementing these strategies, the fund may invest primarily in, among other things, debt securities, preferred stocks, U.S. Government and agency obligations, cash or money market instruments (including, to the extent permitted by law or applicable exemptive relief, money market funds), or any other securities Putnam Management considers consistent with such defensive strategies.

Bank Loans

The fund may invest in bank loans. By purchasing a loan, the fund acquires some or all of the interest of a bank or other lending institution in a loan to a particular borrower. The fund may act as part of a lending syndicate, and in such cases would be purchasing a “participation” in the loan. The fund may also purchase loans by assignment from another lender. Many loans are secured by the assets of the borrower, and most impose restrictive covenants which must be met by the borrower. These loans are typically made by a syndicate of banks, represented by an agent bank which has negotiated and structured the loan and which is responsible generally for collecting interest, principal, and other amounts from the borrower on its own behalf and on behalf of the other lending institutions in the syndicate, and for enforcing its and their other rights against the borrower. Each of the lending institutions, including the agent bank, lends to the borrower a portion of the total amount of the loan, and retains the corresponding interest in the loan.

The fund’s ability to receive payments of principal and interest and other amounts in connection with loan participations held by it will depend primarily on the financial condition of the borrower (and, in some cases, the lending institution from which it purchases the loan). The value of collateral, if any, securing a loan can decline, or may be insufficient to meet the borrower’s obligations or difficult to liquidate. In addition, the fund’s access to collateral may be limited by bankruptcy or other insolvency laws. The failure by the fund to receive scheduled interest or principal payments on a loan would adversely affect the income of the fund and would likely reduce the value of its assets, which would be reflected in a reduction in the fund's net asset value. Banks and other lending institutions generally perform a credit analysis of the borrower before originating a loan or participating in a lending syndicate. In selecting the loans in which the fund will invest, however, Putnam Management will not rely solely on that credit analysis, but will perform its own investment analysis of the borrowers. Putnam Management's analysis may include consideration of the borrower's financial strength and managerial experience, debt coverage, additional borrowing requirements or debt maturity schedules, changing financial conditions, and responsiveness to changes in business conditions and interest rates. Putnam Management will generally not have access to non-public information to which other investors in syndicated loans may have access. Because loans in which the fund may invest are not generally rated by independent credit rating agencies, a decision by the fund to invest in a particular loan will depend almost exclusively on Putnam Management's, and the original lending institution's, credit analysis of the borrower. Investments in loans may be of any quality, including “distressed” loans, and will be subject to the fund’s credit quality policy. The loans in which the fund may invest include those that pay fixed rates of interest and those that pay floating rates – i.e., rates that adjust periodically based on a known lending rate, such as a bank’s prime rate.

Loans may be structured in different forms, including novations, assignments and participating interests. In a novation, the fund assumes all of the rights of a lending institution in a loan, including the right to receive payments of principal and interest and other amounts directly from the borrower and to enforce its rights as a lender directly against the borrower. The fund assumes the position of a co-lender with other syndicate members. As an alternative, the fund may purchase an assignment of a portion of a lender's interest in a loan. In this case, the fund may be required generally to rely upon the assigning bank to demand payment and enforce its rights against the borrower, but would otherwise be entitled to all of such bank's rights in the loan. The fund may also purchase a participating interest in a portion of the rights of a lending institution in a loan. In such case, it will be entitled to receive payments of principal, interest and premium, if any, but will not generally be entitled to enforce its rights directly against the agent bank or the borrower, and must rely for that purpose on the lending institution. The fund may also acquire a loan interest directly by acting as a member of the original lending syndicate.

The fund will in many cases be required to rely upon the lending institution from which it purchases the loan to collect and pass on to the fund such payments and to enforce the fund's rights under the loan. As a result, an insolvency, bankruptcy or reorganization of the lending institution may delay or prevent the fund from receiving principal, interest and other amounts with respect to the underlying loan. When the fund is required to rely upon a lending institution to pay to the fund principal, interest and other amounts received by it, Putnam Management will also evaluate the creditworthiness of the lending institution.

The borrower of a loan in which the fund holds an interest may, either at its own election or pursuant to terms of the loan documentation, prepay amounts of the loan from time to time. There is no assurance that the fund will be able to reinvest the proceeds of any loan prepayment at the same interest rate or on the same terms as those of the original loan.

Corporate loans in which the fund may invest are generally made to finance internal growth, mergers, acquisitions, stock repurchases, leveraged buy-outs and other corporate activities. A significant portion of the corporate loans purchased by the fund may represent interests in loans made to finance highly leveraged corporate acquisitions, known as "leveraged buy-out" transactions, leveraged recapitalization loans and other types of acquisition financing. The highly leveraged capital structure of the borrowers in such transactions may make such loans especially vulnerable to adverse changes in economic or market conditions. In addition, loans generally are subject to restrictions on transfer, and only limited opportunities may exist to sell such participations in secondary markets. As a result, the fund may be unable to sell loans at a time when it may otherwise be desirable to do so or may be able to sell them only at a price that is less than their fair market value. The fund may hold investments in loans for a very short period of time when opportunities to resell the investments that Putnam Management believes are attractive arise.

Certain of the loans acquired by the fund may involve revolving credit facilities under which a borrower may from time to time borrow and repay amounts up to the maximum amount of the facility. In such cases, the fund would have an obligation to advance its portion of such additional borrowings upon the terms specified in the loan participation. To the extent that the fund is committed to make additional loans under such a participation, it will at all times set aside on its books liquid assets in an amount sufficient to meet such commitments. Certain of the loan participations acquired by the fund may also involve loans made in foreign currencies. The fund's investment in such participations would involve the risks of currency fluctuations described above with respect to investments in the foreign securities.

With respect to its management of investments in bank loans, Putnam Management will normally seek to avoid receiving material, non-public information (“Confidential Information”) about the issuers of bank loans being considered for acquisition by the fund or held in the fund’s portfolio. In many instances, borrowers may offer to furnish Confidential Information to prospective investors, and to holders, of the issuer’s loans. Putnam Management’s decision not to receive Confidential Information may place Putnam Management at a disadvantage relative to other investors in loans (which could have an adverse effect on the price the fund pays or receives when buying or selling loans). Also, in instances where holders of loans are asked to grant amendments, waivers or consent, Putnam Management’s ability to assess their significance or desirability may be adversely affected. For these and other reasons, it is possible that Putnam Management’s decision not to receive Confidential Information under normal circumstances could adversely affect the fund’s investment performance.

Notwithstanding its intention generally not to receive material, non-public information with respect to its management of investments in loans, Putnam Management may from time to time come into possession of material, non-public information about the issuers of loans that may be held in the fund’s portfolio. Possession of such information may in some instances occur despite Putnam Management’s efforts to avoid such possession, but in other instances Putnam Management may choose to receive such information (for example, in connection with participation in a creditors’ committee with respect to a financially distressed issuer). As, and to the extent, required by applicable law, Putnam Management's ability to trade in these loans for the account of the fund could potentially be limited by its possession of such information. Such limitations on Putnam Management's ability to trade could have an adverse effect on the fund by, for example, preventing the fund from selling a loan that is experiencing a material decline in value. In some instances, these trading restrictions could continue in effect for a substantial period of time.

In some instances, other accounts managed by Putnam Management or an affiliate may hold other securities issued by borrowers whose loans may be held in the fund’s portfolio. These other securities may include, for example, debt securities that are subordinate to the loans held in the fund’s portfolio, convertible debt or common or preferred equity securities. In certain circumstances, such as if the credit quality of the issuer deteriorates, the interests of holders of these other securities may conflict with the interests of the holders of the issuer’s loans. In such cases, Putnam Management may owe conflicting fiduciary duties to the fund and other client accounts. Putnam Management will endeavor to carry out its obligations to all of its clients to the fullest extent possible, recognizing that in some cases certain clients may achieve a lower economic return, as a result of these conflicting client interests, than if Putnam Management's client accounts collectively held only a single category of the issuer’s securities.

Borrowing

The fund may borrow money to the extent permitted by its investment policies and restrictions and applicable law. When the fund borrows money or otherwise leverages its portfolio, the value of an investment in the fund will be more volatile and other investment risks will tend to be compounded. This is because leverage tends to exaggerate the effect of any increase or decrease in the value of the fund’s holdings. In addition to borrowing money from banks, the fund may engage in certain other investment transactions that may be viewed as forms of financial leverage – for example, using dollar rolls, investing collateral from loans of portfolio securities, entering into when-issued, delayed-delivery or forward commitment transactions or using derivatives such as swaps, futures, forwards, and options. Because the fund either (1) sets aside cash (or other assets determined to be liquid by Putnam Management in accordance with procedures established by the Trustees) on its books in respect of such transactions during the period in which the transactions are open or (2) otherwise “covers” its obligations under the transactions, such as by holding offsetting investments, the fund does not consider these transactions to be borrowings for purposes of its investment restrictions or “senior securities” for purposes of the Investment Company Act of 1940. In some cases (e.g., with respect to futures and forwards that are contractually required to “cash-settle”), the fund is permitted under relevant guidance from the SEC or SEC staff to set aside assets with respect to an investment transaction in the amount of its net (marked-to-market) obligations thereunder, rather than the full notional amount of the transaction. By setting aside assets equal only to its net obligations, the fund will have the ability to employ leverage to a greater extent than if it set aside assets equal to the notional amount of the transaction, which may increase the risk associated with such investments.

Derivatives

Certain of the instruments in which the fund may invest, such as futures contracts, options, hybrid instruments, forward contracts, swap agreements and structured investments, are considered to be "derivatives." Derivatives are financial instruments whose value depends upon, or is derived from, the value or other attributes of an underlying asset, such as a security or an index. Further information about these instruments and the risks involved in their use is included elsewhere in the prospectus and in this SAI. The fund’s use of derivatives may cause the fund to recognize higher amounts of short-term capital gains, which are generally taxed to shareholders at ordinary income tax rates. Investments in derivatives may be applied toward meeting a requirement to invest in a particular kind of investment if the derivatives have economic characteristics similar to that investment. The fund’s use of certain derivatives may in some cases involve forms of financial leverage, which involves risk and may increase the volatility of the fund’s net asset value. See “Borrowing.” In its use of derivatives, the fund may take both long positions (the values of which move in the same direction as the prices of the underlying investments, pools of investments, indexes or currencies), and short positions (the values of which move in the opposite direction from the prices of the underlying investments, pools of investments indexes or currencies).

Short positions may involve greater risks than long positions, as the risk of loss is theoretically unlimited (unlike a long position, in which the risk of loss may be limited to the amount invested). The fund may use derivatives that combine “long” and “short” positions in order to capture the difference between underlying investments, pools of investments, indices or currencies.

Floating Rate and Variable Rate Demand Notes

The fund may purchase taxable or tax-exempt floating rate and variable rate demand notes for short-term cash management or other investment purposes. Floating rate and variable rate demand notes and bonds may have a stated maturity in excess of one year, but may have features that permit a holder to demand payment of principal plus accrued interest upon a specified number of days notice. Frequently, such obligations are secured by letters of credit or other credit support arrangements provided by banks. The issuer has a corresponding right, after a given period, to prepay in its discretion the outstanding principal of the obligation plus accrued interest upon a specific number of days notice to the holders. The interest rate of a floating rate instrument may be based on a known lending rate, such as a bank's prime rate, and is reset whenever such rate is adjusted. The interest rate on a variable rate demand note is reset at specified intervals at a market rate.

Foreign Currency Transactions

To manage its exposure to foreign currencies, the fund may engage in foreign currency exchange transactions, including purchasing and selling foreign currency, foreign currency options, foreign currency forward contracts and foreign currency futures contracts and related options. In addition, the fund may engage in these transactions for the purpose of increasing its return. Foreign currency transactions involve costs, and, if unsuccessful, may reduce the fund’s return.

Generally, the fund may engage in both "transaction hedging" and "position hedging." The fund may also engage in foreign currency transactions for non-hedging purposes, subject to applicable law. When it engages in transaction hedging, the fund enters into foreign currency transactions with respect to specific receivables or payables, generally arising in connection with the purchase or sale of portfolio securities. The fund will engage in transaction hedging when it desires to "lock in" the U.S. dollar price of a security it has agreed to purchase or sell, or the U.S. dollar equivalent of a dividend or interest payment in a foreign currency. By transaction hedging the fund will attempt to protect itself against a possible loss resulting from an adverse change in the relationship between the U.S. dollar and the applicable foreign currency during the period between the date on which the security is purchased or sold, or on which the dividend or interest payment is earned, and the date on which such payments are made or received. The fund may also engage in position hedging to protect against a decline in the value relative to the U.S. dollar of the currencies in which its portfolio securities are denominated or quoted (or an increase in the value of the currency in which securities the fund intends to buy are denominated or quoted).

The fund may purchase or sell a foreign currency on a spot (or cash) basis at the prevailing spot rate in connection with the settlement of transactions in portfolio securities denominated in that foreign currency or for other hedging or non-hedging purposes. If conditions warrant, for hedging or non-hedging purposes, the fund may also enter into contracts to purchase or sell foreign currencies at a future date ("forward contracts") and purchase and sell foreign currency futures contracts. The fund may also purchase or sell exchange-listed and over-the-counter call and put options on foreign currency futures contracts and on foreign currencies.

A foreign currency futures contract is a standardized exchange-traded contract for the future delivery of a specified amount of a foreign currency at a price set at the time of the contract. Foreign currency futures contracts traded in the United States are designed by and traded on exchanges regulated by the Commodity Futures Trading Commission (the "CFTC"), such as the New York Mercantile Exchange, and have margin requirements.

A foreign currency forward contract is a negotiated agreement to exchange currency at a future time, which may be any fixed number of days from the date of the contract as agreed by the parties, at a price set at the time of the contract. The contract price may be higher or lower than the current spot rate. In the case of a cancelable forward contract, the holder has the unilateral right to cancel the contract at maturity by paying a specified fee. Forward foreign currency exchange contracts differ from foreign currency futures contracts in certain respects. For example, the maturity date of a forward contract may be any fixed number of days from the date of the contract agreed upon by the parties, rather than a predetermined date in a given month. Forward contracts may be in any amount agreed upon by the parties rather than predetermined amounts. In addition, forward contracts are traded in the interbank market conducted directly between currency traders (usually large commercial banks) and their customers, so that no intermediary is required. A forward contract generally has no deposit requirement, and no commissions are charged at any stage for trades.

At the maturity of a forward or futures contract, the fund either may accept or make delivery of the currency specified in the contract, or at or prior to maturity enter into a closing transaction involving the purchase or sale of an offsetting contract. Closing transactions with respect to forward contracts are usually effected with the currency trader who is a party to the original forward contract. Closing transactions with respect to futures contracts may be effected only on a commodities exchange or board of trade which provides a secondary market in such contracts; a clearing corporation associated with the exchange assumes responsibility for closing out such contracts.

Although the fund intends to purchase or sell foreign currency futures contracts only on exchanges or boards of trade where there appears to be an active secondary market, there is no assurance that a secondary market on an exchange or board of trade will exist for any particular contract or at any particular time. In such event, it may not be possible to close a futures position and, in the event of adverse price movements, the fund would continue to be required to make daily cash payments of variation margin.

It is impossible to forecast with precision the market value of portfolio securities at the expiration or maturity of a forward or futures contract. Accordingly, it may be necessary for the fund to purchase additional foreign currency on the spot market (and bear the expense of such purchase) if the market value of the security or securities being hedged is less than the amount of foreign currency the fund is obligated to deliver and a decision is made to sell the security or securities and make delivery of the foreign currency. Conversely, it may be necessary to sell on the spot market some of the foreign currency received upon the sale of the portfolio security or securities if the market value of such security or securities exceeds the amount of foreign currency the fund is obligated to deliver.

As noted above, the fund may purchase or sell exchange-listed and over-the-counter call and put options on foreign currency futures contracts and on foreign currencies. A put option on a futures contract gives the fund the right to assume a short position in the futures contract until the expiration of the option. A put option on a currency gives the fund the right to sell the currency at an exercise price until the expiration of the option. A call option on a futures contract gives the fund the right to assume a long position in the futures contract until the expiration of the option. A call option on a currency gives the fund the right to purchase the currency at the exercise price until the expiration of the option.

Foreign currency options are traded primarily in the over-the-counter market, although options on foreign currencies are also listed on several exchanges. Options are traded not only on the currencies of individual nations, but also on the euro, the joint currency of most countries in the European Union.

The fund will only purchase or write foreign currency options when Putnam Management believes that a liquid secondary market exists for such options. There can be no assurance that a liquid secondary market will exist for a particular option at any specific time. Options on foreign currencies may be affected by all of those factors which influence foreign exchange rates and investments generally.

The fund's currency hedging transactions may call for the delivery of one foreign currency in exchange for another foreign currency and may at times not involve currencies in which its portfolio securities are then denominated. Putnam Management will engage in such "cross hedging" activities when it believes that such transactions provide significant hedging opportunities for the fund. Cross hedging transactions by the fund involve the risk of imperfect correlation between changes in the values of the currencies to which such transactions relate and changes in the value of the currency or other asset or liability which is the subject of the hedge.

Transaction and position hedging do not eliminate fluctuations in the underlying prices of the securities that the fund owns or intends to purchase or sell. They simply establish a rate of exchange which one can achieve at some future point in time. Additionally, although these techniques tend to minimize the risk of loss due to a decline in the value of the hedged currency, they involve costs to the fund and tend to limit any potential gain which might result from the increase in value of such currency.

The fund may also engage in non-hedging currency transactions. For example, Putnam Management may believe that exposure to a currency is in the fund's best interest but that securities denominated in that currency are unattractive. In that case the fund may purchase a currency forward contract or option in order to increase its exposure to the currency. In accordance with SEC regulations, the fund will set aside liquid assets on its books to cover forward contracts used for non-hedging purposes.

In addition, the fund may seek to increase its current return or to offset some of the costs of hedging against fluctuations in current exchange rates by writing covered call options and covered put options on foreign currencies. The fund receives a premium from writing a call or put option, which increases the fund's current return if the option expires unexercised or is closed out at a net profit. The fund may terminate an option that it has written prior to its expiration by entering into a closing purchase transaction in which it purchases an option having the same terms as the option written.

The value of any currency, including U.S. dollars and foreign currencies, may be affected by complex political and economic factors applicable to the issuing country. In addition, the exchange rates of foreign currencies (and therefore the values of foreign currency options, forward contracts and futures contracts) may be affected significantly, fixed, or supported directly or indirectly by U.S. and foreign government actions. Government intervention may increase risks involved in purchasing or selling foreign currency options, forward contracts and futures contracts, since exchange rates may not be free to fluctuate in response to other market forces.

The value of a foreign currency option, forward contract or futures contract reflects the value of an exchange rate, which in turn reflects relative values of two currencies -- the U.S. dollar and the foreign currency in question. Although foreign exchange dealers do not charge a fee for currency conversion, they do realize a profit based on the difference (the "spread") between prices at which they are buying and selling various currencies. Thus, a dealer may offer to sell a foreign currency to the fund at one rate, while offering a lesser rate of exchange should the fund desire to resell that currency to the dealer. Because foreign currency transactions occurring in the interbank market involve substantially larger amounts than those that may be involved in the exercise of foreign currency options, forward contracts and futures contracts, investors may be disadvantaged by having to deal in an odd-lot market for the underlying foreign currencies in connection with options at prices that are less favorable than for round lots. Foreign governmental restrictions or taxes could result in adverse changes in the cost of acquiring or disposing of foreign currencies.

There is no systematic reporting of last sale information for foreign currencies and there is no regulatory requirement that quotations available through dealers or other market sources be firm or revised on a timely basis. Available quotation information is generally representative of very large round-lot transactions in the interbank market and thus may not reflect exchange rates for smaller odd-lot transactions (less than $1 million) where rates may be less favorable. The interbank market in foreign currencies is a global, around-the-clock market. To the extent that options markets are closed while the markets for the underlying currencies remain open, significant price and rate movements may take place in the underlying markets that cannot be reflected in the options markets.

The decision as to whether and to what extent the fund will engage in foreign currency exchange transactions will depend on a number of factors, including prevailing market conditions, the composition of the fund's portfolio and the availability of suitable transactions. Accordingly, there can be no assurance that the fund will engage in foreign currency exchange transactions at any given time or from time to time.

Foreign Investments and Related Risks

Foreign securities are normally denominated and traded in foreign currencies. As a result, the value of the fund's foreign investments and the value of its shares may be affected favorably or unfavorably by changes in currency exchange rates relative to the U.S. dollar. In addition, the fund is required to compute and distribute its income in U.S. dollars. Therefore, if the exchange rate for a foreign currency declines after a fund's income has been earned and translated into U.S. dollars (but before payment), the fund could be required to liquidate portfolio securities to make such distributions. Similarly, if an exchange rate declines between the time a fund incurs expenses in U.S. dollars and the time such expenses are paid, the amount of such currency required to be converted into U.S. dollars in order to pay such expenses in U.S. dollars will be greater than the equivalent amount in any such currency of such expenses at the time they were incurred.

There may be less information publicly available about a foreign issuer than about a U.S. issuer, and foreign issuers may not be subject to accounting, auditing and financial reporting standards and practices comparable to those in the United States. In addition, there may be less (or less effective) regulation of exchanges, brokers and listed companies in some foreign countries. The securities of some foreign issuers are less liquid and at times more volatile than securities of comparable U.S. issuers. Foreign brokerage commissions, custodial expenses and other fees are also generally higher than in the United States.

Foreign settlement procedures and trade regulations may be more complex and involve certain risks (such as delay in payment or delivery of securities or in the recovery of the fund's assets held abroad) and expenses not present in the settlement of investments in U.S. markets. For example, settlement of transactions involving foreign securities or foreign currencies (see below) may occur within a foreign country, and the fund may accept or make delivery of the underlying securities or currency in conformity with any applicable U.S. or foreign restrictions or regulations, and may pay fees, taxes or charges associated with such delivery. Such investments may also involve the risk that an entity involved in the settlement may not meet its obligations.

In addition, foreign securities may be subject to the risk of nationalization or expropriation of assets, imposition of currency exchange controls, foreign withholding taxes or restrictions on the repatriation of foreign currency, confiscatory taxation, political, social or financial instability and diplomatic developments which could affect the value of the fund's investments in certain foreign countries. Dividends or interest on, or proceeds from the sale of, foreign securities may be subject to foreign withholding taxes, and special U.S. tax considerations may apply.

Legal remedies available to investors in certain foreign countries may be more limited than those available with respect to investments in the United States or in other foreign countries. The laws of some foreign countries may limit the fund's ability to invest in securities of certain issuers organized under the laws of those foreign countries.

The risks described above, including the risks of nationalization or expropriation of assets, typically are increased in connection with investments in "emerging markets." For example, political and economic structures in these countries may be in their infancy and developing rapidly, and such countries may lack the social, political and economic stability characteristic of more developed countries. Certain of these countries have in the past failed to recognize private property rights and have at times nationalized and expropriated the assets of private companies. High rates of inflation or currency devaluations may adversely affect the economies and securities markets of such countries. Investments in emerging markets may be considered speculative.

The currencies of certain emerging market countries have experienced devaluations relative to the U.S. dollar, and future devaluations may adversely affect the value of assets denominated in such currencies. Many emerging market countries have experienced substantial, and in some periods extremely high, rates of inflation or deflation for many years, and future inflation may adversely affect the economies and securities markets of such countries.

In addition, unanticipated political or social developments may affect the value of investments in emerging markets and the availability of additional investments in these markets. The small size, limited trading volume and relative inexperience of the securities markets in these countries may make investments in securities traded in emerging markets illiquid and more volatile than investments in securities traded in more developed countries, and the fund may be required to establish special custodial or other arrangements before making investments in securities traded in emerging markets. There may be little financial or accounting information available with respect to issuers of emerging market securities, and it may be difficult as a result to assess the value or prospects of an investment in such securities.

American Depository Receipts (ADRs) as well as other “hybrid” forms of ADRs, including European Depository Receipts (EDRs) and Global Depository Receipts (GDRs), are certificates evidencing ownership of shares of a foreign issuer. These certificates are issued by depository banks and generally trade on an established market in the United States or elsewhere. The underlying shares are held in trust by a custodian bank or similar financial institution in the issuer’s home country. The depository bank may not have physical custody of the underlying securities at all times and may charge fees for various services, including forwarding dividends and interest and corporate actions. ADRs are alternatives to directly purchasing the underlying foreign securities in their national markets and currencies. However, ADRs continue to be subject to many of the risks associated with investing in foreign securities.

Certain of the foregoing risks may also apply to some extent to securities of U.S. issuers that are denominated in foreign currencies or that are traded in foreign markets, or securities of U.S. issuers having significant foreign operations.

Forward Commitments and Dollar Rolls

The fund may enter into contracts to purchase securities for a fixed price at a future date beyond customary settlement time ("forward commitments") if the fund sets aside on its books liquid assets in an amount sufficient to meet the purchase price, or if the fund enters into offsetting contracts for the forward sale of other securities it owns. In the case of to-be-announced ("TBA") purchase commitments, the unit price and the estimated principal amount are established when the fund enters into a contract, with the actual principal amount being within a specified range of the estimate. Forward commitments may be considered securities in themselves, and involve a risk of loss if the value of the security to be purchased declines prior to the settlement date, which risk is in addition to the risk of decline in the value of the fund's other assets. Where such purchases are made through dealers, the fund relies on the dealer to consummate the sale. The dealer's failure to do so may result in the loss to the fund of an advantageous yield or price. Although the fund will generally enter into forward commitments with the intention of acquiring securities for its portfolio or for delivery pursuant to options contracts it has entered into, the fund may dispose of a commitment prior to settlement if Putnam Management deems it appropriate to do so. The fund may realize short-term profits or losses upon the sale of forward commitments.

The fund may enter into TBA sale commitments to hedge its portfolio positions or to sell securities it owns under delayed delivery arrangements. Proceeds of TBA sale commitments are not received until the contractual settlement date. During the time a TBA sale commitment is outstanding, equivalent deliverable securities, or an offsetting TBA purchase commitment deliverable on or before the sale commitment date, are held as "cover" for the transaction. Unsettled TBA sale commitments are valued at current market value of the underlying securities. If the TBA sale commitment is closed through the acquisition of an offsetting purchase commitment, the fund realizes a gain or loss on the commitment without regard to any unrealized gain or loss on the underlying security. If the fund delivers securities under the commitment, the fund realizes a gain or loss from the sale of the securities based upon the unit price established at the date the commitment was entered into.

The fund may enter into dollar roll transactions (generally using TBAs) in which it sells a fixed income security for delivery in the current month and simultaneously contracts to purchase similar securities (for example, same type, coupon and maturity) at an agreed upon future time. By engaging in a dollar roll transaction, the fund foregoes principal and interest paid on the security that is sold, but receives the difference between the current sales price and the forward price for the future purchase. The fund would also be able to earn interest on the proceeds of the sale before they are reinvested. The fund accounts for dollar rolls as purchases and sales. Because cash (or other assets determined to be liquid by Putnam Management in accordance with procedures established by the Trustees) in the amount of the fund’s commitment under a dollar roll is set aside on the fund’s books, the fund does not consider these transactions to be borrowings for purposes of its investment restrictions.

The obligation to purchase securities on a specified future date involves the risk that the market value of the securities that the fund is obligated to purchase may decline below the purchase price. In addition, in the event the other party to the transaction files for bankruptcy, becomes insolvent or defaults on its obligation, the fund may be adversely affected.

Futures Contracts and Related Options

Subject to applicable law, the fund may invest without limit in futures contracts and related options for hedging and non-hedging purposes, such as to manage the effective duration of the fund's portfolio or as a substitute for direct investment. A financial futures contract sale creates an obligation by the seller to deliver the type of financial instrument called for in the contract in a specified delivery month for a stated price. A financial futures contract purchase creates an obligation by the purchaser to take delivery of the type of financial instrument called for in the contract in a specified delivery month at a stated price. The specific instruments delivered or taken, respectively, at settlement date are not determined until on or near that date. The determination is made in accordance with the rules of the exchange on which the futures contract sale or purchase was made. Futures contracts are traded in the United States only on commodity exchanges or boards of trade -- known as "contract markets" -- approved for such trading by the CFTC, and must be executed through a futures commission merchant or brokerage firm which is a member of the relevant contract market. Examples of futures contracts that the fund may use (which may include single-security futures) include, without limitation, U.S. Treasury security futures, index futures, corporate or municipal bond futures, Government National Mortgage Association certificate futures, interest rate swap futures, and Eurodollar futures. In addition, as described elsewhere in this SAI, the fund may use foreign currency futures.

Although futures contracts (other than index futures and futures based on the volatility or variance experienced by an index) by their terms call for actual delivery or acceptance of commodities or securities, in most cases the contracts are closed out before the settlement date without the making or taking of delivery. Index futures and futures based on the volatility or variance experienced by an index do not call for actual delivery or acceptance of commodities or securities, but instead require cash settlement of the futures contract on the settlement date specified in the contract. Such contracts may also be closed out before the settlement date. Closing out a futures contract sale is effected by purchasing a futures contract for the same aggregate amount of the specific type of financial instrument or commodity with the same delivery date. If the price of the initial sale of the futures contract exceeds the price of the offsetting purchase, the seller is paid the difference and realizes a gain. Conversely, if the price of the offsetting purchase exceeds the price of the initial sale, the seller realizes a loss. If the fund is unable to enter into a closing transaction, the amount of the fund's potential loss is unlimited. The closing out of a futures contract purchase is effected by the purchaser's entering into a futures contract sale. If the offsetting sale price exceeds the purchase price, the purchaser realizes a gain, and if the purchase price exceeds the offsetting sale price, he realizes a loss.

Unlike when the fund purchases or sells a security, no price is paid or received by the fund upon the purchase or sale of a futures contract. Instead, upon entering into a contract, the fund is required to deliver to the futures broker an amount of liquid assets. This amount is known as "initial margin." The nature of initial margin in futures transactions is different from that of margin in security transactions in that futures contract margin does not involve the borrowing of funds to finance the transactions. Rather, initial margin is similar to a performance bond or good faith deposit which is returned to the fund upon termination of the futures contract, assuming all contractual obligations have been satisfied. Futures contracts also involve brokerage costs.

Subsequent payments, called "variation margin" or "maintenance margin," to and from the broker are made on a daily basis as the price of the underlying security or commodity fluctuates, making the long and short positions in the futures contract more or less valuable, a process known as "marking to the market." For example, when the fund has purchased a futures contract on a security and the price of the underlying security has risen, that position will have increased in value and the fund will receive from the broker a variation margin payment based on that increase in value. Conversely, when the fund has purchased a security futures contract and the price of the underlying security has declined, the position would be less valuable and the fund would be required to make a variation margin payment to the broker.

The fund may elect to close some or all of its futures positions at any time prior to their expiration in order to reduce or eliminate a position then currently held by the fund. The fund may close its positions by taking opposite positions which will operate to terminate the fund's position in the futures contracts. Final determinations of variation margin are then made, additional cash is required to be paid by or released to the fund, and the fund realizes a loss or a gain. Such closing transactions involve additional commission costs.

The fund does not intend to purchase or sell futures or related options for other than hedging purposes, if, as a result, the sum of the initial margin deposits on the fund's existing futures and related options positions and premiums paid for outstanding options on futures contracts would exceed 5% of the fund's net assets.

The fund has claimed an exclusion from the definition of the term "commodity pool operator" under the Commodity Exchange Act (the "CEA"), and therefore, is not subject to registration or regulation as a pool operator under the CEA.

Index futures. An index futures contract is a contract to buy or sell units of an index at a specified future date at a price agreed upon when the contract is made. Entering into a contract to buy units of an index is commonly referred to as buying or purchasing a contract or holding a long position in the index. Entering into a contract to sell units of an index is commonly referred to as selling a contract or holding a short position. A unit is the current value of the index. The fund may enter into stock index futures contracts, debt index futures contracts, or other index futures contracts appropriate to its objective(s). The fund may also purchase and sell options on index futures contracts.

For example, the Standard & Poor's 500 Composite Stock Price Index ("S&P 500") is composed of 500 selected U.S. common stocks. The S&P 500 assigns relative weightings to the common stocks included in the Index, and the value fluctuates with changes in the market values of those common stocks. In the case of the S&P 500, contracts are currently to buy or sell 250 units. Thus, if the value of the S&P 500 were $150, one contract would be worth $37,500 (250 units x $150). The stock index futures contract specifies that no delivery of the actual stocks making up the index will take place. Instead, settlement in cash must occur upon the termination of the contract, with the settlement being the difference between the contract price and the actual level of the stock index at the expiration of the contract. For example, if the fund enters into a futures contract to buy 250 units of the S&P 500 at a specified future date at a contract price of $150 and the S&P 500 is at $154 on that future date, the fund will gain $1,000 (250 units x gain of $4). If the fund enters into a futures contract to sell 250 units of the stock index at a specified future date at a contract price of $150 and the S&P 500 is at $152 on that future date, the fund will lose $500 (250 units x loss of $2).

Options on futures contracts. The fund may purchase and write call and put options on futures contracts it may buy or sell and enter into closing transactions with respect to such options to terminate existing positions. In return for the premium paid, options on futures contracts give the purchaser the right to assume a position in a futures contract at the specified option exercise price at any time during the period of the option. Upon exercise of the option, the delivery of the futures position by the writer of the option to the holder of the option will be accompanied by delivery of the accumulated balance in the writer's futures margin account which represents the amount by which the market price of the futures contract, at exercise, exceeds (in the case of a call) or is less than (in the case of a put) the exercise price of the option on the future. If an option is exercised on the last trading day prior to its expiration date, the settlement will be made entirely in cash equal to the difference between the exercise price of the option and the closing level of the underlying asset on which the future is based on the expiration date. Purchasers of options who fail to exercise their options prior to the exercise date suffer a loss of the premium paid.

The fund may use options on futures contracts in lieu of writing or buying options directly on the underlying securities or indices or purchasing and selling the underlying futures contracts. For example, to hedge against a possible decrease in the value of its portfolio securities, the fund may purchase put options or write call options on futures contracts rather than selling futures contracts. Similarly, the fund may purchase call options or write put options on futures contracts as a substitute for the purchase of futures contracts to hedge against a possible increase in the price of securities which the fund expects to purchase. Such options generally operate in the same manner, and involve the same risks, as options purchased or written directly on the underlying investments. In addition, the fund will be required to deposit initial margin and maintenance margin with respect to put and call options on futures contracts written by it pursuant to brokers' requirements similar to those described above in connection with the discussion of futures contracts. The writing of an option on a futures contract involves risks similar to those relating to the sale of futures contracts.

Compared to the purchase or sale of futures contracts, the purchase of call or put options on futures contracts generally involves less potential risk to the fund because the maximum amount at risk is the premium paid for the options (plus transaction costs). However, there may be circumstances when the purchase of a call or put option on a futures contract would result in a loss to the fund when the purchase or sale of a futures contract would not, such as when there is no movement in the prices of the hedged investments.

As an alternative to purchasing call and put options on index futures, the fund may purchase and sell call and put options on the underlying indices themselves. Such options would be used in a manner identical to the use of options on index futures.

Risks of transactions in futures contracts and related options. Successful use of futures contracts by the fund is subject to Putnam Management's ability to predict movements in various factors affecting securities markets, including interest rates and market movements, and, in the case of index futures and futures based on the volatility or variance experienced by an index, Putnam Management’s ability to predict the future level of the index or the future volatility or variance experienced by an index. For example, it is possible that, where the fund has sold futures to hedge its portfolio against a decline in the market, the index on which the futures are written may advance and the value of securities held in the fund's portfolio may decline. If this occurred, the fund would lose money on the futures and also experience a decline in value in its portfolio securities. It is also possible that, if the fund has hedged against the possibility of a decline in the market adversely affecting securities held in its portfolio and securities prices increase instead, the fund will lose part or all of the benefit of the increased value of those securities it has hedged because it will have offsetting losses in its futures positions. In addition, in such situations, if the fund has insufficient cash, it may have to sell securities to meet daily variation margin requirements at a time when it is disadvantageous to do so.

The use of options and futures strategies also involves the risk of imperfect correlation among movements in the prices of the securities or other assets underlying the futures and options purchased and sold by the fund, of the options and futures contracts themselves, and, in the case of hedging transactions, of the securities which are the subject of a hedge. In addition to the possibility that there may be an imperfect correlation, or no correlation at all, between movements in the futures used by the fund and the portion of the portfolio being hedged, the prices of futures may not correlate perfectly with movements in the underlying asset due to certain market distortions. First, all participants in the futures market are subject to margin deposit and maintenance requirements. Rather than meeting additional margin deposit requirements, investors may close futures contracts through offsetting transactions which could distort the normal relationship between the underlying asset and futures markets. Second, margin requirements in the futures market are less onerous than margin requirements in the securities market, and as a result the futures market may attract more speculators than the securities market does. Increased participation by speculators in the futures market may also cause temporary price distortions. Due to the possibility of price distortions in the futures market and also because of the imperfect correlation between movements in the underlying asset and movements in the prices of related futures, even a correct forecast of general market trends by Putnam Management may still not result in a profitable position.

There is no assurance that higher than anticipated trading activity or other unforeseen events might not, at times, render certain market clearing facilities inadequate, and thereby result in the institution by exchanges of special procedures which may interfere with the timely execution of customer orders.

To reduce or eliminate a position held by the fund, the fund may seek to close out such position. The ability to establish and close out positions will be subject to the development and maintenance of a liquid secondary market. It is not certain that this market will develop or continue to exist for a particular futures contract or option. Reasons for the absence of a liquid secondary market on an exchange include the following: (i) there may be insufficient trading interest in certain contracts or options; (ii) restrictions may be imposed by an exchange on opening transactions or closing transactions or both; (iii) trading halts, suspensions or other restrictions may be imposed with respect to particular classes or series of contracts or options, or underlying securities; (iv) unusual or unforeseen circumstances may interrupt normal operations on an exchange; (v) the facilities of an exchange or a clearing corporation may not at all times be adequate to handle current trading volume; or (vi) one or more exchanges could, for economic or other reasons, decide or be compelled at some future date to discontinue the trading of contracts or options (or a particular class or series of contracts or options), in which event the secondary market on that exchange for such contracts or options (or in the class or series of contracts or options) would cease to exist, although outstanding contracts or options on the exchange that had been issued by a clearing corporation as a result of trades on that exchange would continue to be exercisable in accordance with their terms.

Hybrid Instruments

These instruments are generally considered derivatives and include indexed or structured securities, and combine the elements of futures contracts or options with those of debt, preferred equity or a depository instrument. A hybrid instrument may be a debt security, preferred stock, warrant, convertible security, certificate of deposit or other evidence of indebtedness on which a portion of or all interest payments, and/or the principal or stated amount payable at maturity, redemption or retirement, is determined by reference to prices, changes in prices, or differences between prices, of securities, currencies, intangibles, goods, articles or commodities (collectively, “underlying assets”), or by another objective index, economic factor or other measure, including interest rates, currency exchange rates, or commodities or securities indices (collectively, “benchmarks”). Hybrid instruments may take a number of forms, including, but not limited to, debt instruments with interest or principal payments or redemption terms determined by reference to the value of an index at a future time, preferred stock with dividend rates determined by reference to the value of a currency, or convertible securities with the conversion terms related to a particular commodity.

The risks of investing in hybrid instruments reflect a combination of the risks of investing in securities, options, futures and currencies. An investment in a hybrid instrument may entail significant risks that are not associated with a similar investment in a traditional debt instrument that has a fixed principal amount, is denominated in U.S. dollars or bears interest either at a fixed rate or a floating rate determined by reference to a common, nationally published benchmark. The risks of a particular hybrid instrument will depend upon the terms of the instrument, but may include the possibility of significant changes in the benchmark(s) or the prices of the underlying assets to which the instrument is linked. Such risks generally depend upon factors unrelated to the operations or credit quality of the issuer of the hybrid instrument, which may not be foreseen by the purchaser, such as economic and political events, the supply and demand of the underlying assets and interest rate movements. Hybrid instruments may be highly volatile and their use by the fund may not be successful.

Hybrid instruments may bear interest or pay preferred dividends at below market (or even relatively nominal) rates. Alternatively, hybrid instruments may bear interest at above market rates but bear an increased risk of principal loss (or gain). The latter scenario may result if “leverage” is used to structure the hybrid instrument. Leverage risk occurs when the hybrid instrument is structured so that a given change in a benchmark or underlying asset is multiplied to produce a greater value change in the hybrid instrument, thereby magnifying the risk of loss as well as the potential for gain.

Hybrid instruments can be an efficient means of creating exposure to a particular market, or segment of a market, with the objective of enhancing total return. For example, a fund may wish to take advantage of expected declines in interest rates in several European countries, but avoid the transaction costs associated with buying and currency-hedging the foreign bond positions. One solution would be to purchase a U.S. dollar-denominated hybrid instrument whose redemption price is linked to the average three year interest rate in a designated group of countries. The redemption price formula would provide for payoffs of less than par if rates were above the specified level. Furthermore, a fund could limit the downside risk of the security by establishing a minimum redemption price so that the principal paid at maturity could not be below a predetermined minimum level if interest rates were to rise significantly. The purpose of this arrangement, known as a structured security with an embedded put option, would be to give the fund the desired European bond exposure while avoiding currency risk, limiting downside market risk, and lowering transaction costs. Of course, there is no guarantee that the strategy will be successful and the fund could lose money if, for example, interest rates do not move as anticipated or credit problems develop with the issuer of the hybrid instrument.

Hybrid instruments are potentially more volatile and carry greater market risks than traditional debt instruments. Depending on the structure of the particular hybrid instrument, changes in a benchmark may be magnified by the terms of the hybrid instrument and have an even more dramatic and substantial effect upon the value of the hybrid instrument. Also, the prices of the hybrid instrument and the benchmark or underlying asset may not move in the same direction or at the same time.

Hybrid instruments may also carry liquidity risk since the instruments are often “customized” to meet the portfolio needs of a particular investor, and therefore, the number of investors that are willing and able to buy such instruments in the secondary market may be smaller than that for more traditional debt securities. Under certain conditions, the redemption value of such an investment could be zero. In addition, because the purchase and sale of hybrid investments could take place in an over-the-counter market without the guarantee of a central clearing organization, or in a transaction between the fund and the issuer of the hybrid instrument, the creditworthiness of the counterparty of the issuer of the hybrid instrument would be an additional risk factor the fund would have to consider and monitor. In addition, uncertainty regarding the tax treatment of hybrid instruments may reduce demand for such instruments. Hybrid instruments also may not be subject to regulation by the CFTC, which generally regulates the trading of commodity futures by U.S. persons, the SEC, which regulates the offer and sale of securities by and to U.S. persons, or any other governmental regulatory authority.

Industry and Sector Groups

Putnam Management uses a customized set of industry and sector groups for classifying securities ("Putnam Industry Codes"). The Putnam Industry Codes are based on an expanded Standard & Poor’s industry classification model, modified to be more representative of global investing and more applicable to both large and small capitalization securities. For presentation purposes, the fund may apply the Putnam Industry Codes differently in reporting industry groups in the fund’s shareholder reports or other communications.

Inflation-Protected Securities

The fund may invest in U.S. Treasury Inflation Protected Securities (“U.S. TIPS”), which are fixed income securities issued by the U.S. Department of Treasury, the principal amounts of which are adjusted daily based upon changes in the rate of inflation. The fund may also invest in other inflation-protected securities issued by non-U.S. governments or by private issuers. U.S. TIPS pay interest on a semi-annual basis, equal to a fixed percentage of the inflation-adjusted principal amount. The interest rate on these bonds is fixed at issuance, but over the life of the bond this interest may be paid on an increasing or decreasing principal value that has been adjusted for inflation.

Repayment of the original bond principal upon maturity (as adjusted for inflation) is guaranteed for U.S. TIPS, even during a period of deflation. However, because the principal amount of U.S. TIPS would be adjusted downward during a period of deflation, the fund will be subject to deflation risk with respect to its investments in these securities. In addition, the current market value of the bonds is not guaranteed, and will fluctuate. If the fund purchases U.S. TIPS in the secondary market whose principal values have been adjusted upward due to inflation since issuance, the fund may experience a loss if there is a subsequent period of deflation. The fund may also invest in other inflation-related bonds which may or may not provide a guarantee of principal. If a guarantee of principal is not provided, the adjusted principal value of the bond repaid at maturity may be less than the original principal amount.

The periodic adjustment of U.S. TIPS is currently tied to the CPI-U, which is calculated by the U.S. Department of Treasury. The CPI-U is a measurement of changes in the cost of living, made up of components such as housing, food, transportation and energy. Inflation-protected bonds issued by a non-U.S. government are generally adjusted to reflect a comparable inflation index, calculated by that government. There can no assurance that the CPI-U or any non-U.S. inflation index will accurately measure the real rate of inflation in the prices of goods and services. If interest rates rise due to reasons other than inflation (for example, due to changes in currency exchange rates), investors in these securities may not be protected to the extent that the increase is not reflected in the bond's inflation measure. In addition, there can be no assurance that the rate of inflation in a non-U.S. country will be correlated to the rate of inflation in the United States.

In general, the value of inflation-protected bonds is expected to fluctuate in response to changes in real interest rates, which are in turn tied to the relationship between nominal interest rates and the rate of inflation. Therefore, if inflation were to rise at a faster rate than nominal interest rates, real interest rates might decline, leading to an increase in value of inflation-protected bonds. In contrast, if nominal interest rates increased at a faster rate than inflation, real interest rates might rise, leading to a decrease in value of inflation-protected bonds. If inflation is lower than expected during the period the fund holds the security, the fund may earn less on the security than on a conventional bond. Any increase in principal value is taxable in the year the increase occurs, even though holders do not receive cash representing the increase at that time. As a result, when the fund invests in inflation-protected securities, it could be required at times to liquidate other investments, including when it is not advantageous to do so, in order to satisfy its distribution requirements as a regulated investment company and to eliminate any fund-level income tax liability under the Internal Revenue Code.

The U.S. Treasury began issuing inflation-protected bonds in 1997. Certain non-U.S. governments, such as the United Kingdom, Canada and Australia, have a longer history of issuing inflation-protected bonds, and there may be a more liquid market in certain of these countries for these securities.

Initial Public Offerings (IPOs)

The fund may purchase debt or equity securities in initial public offerings (IPOs). These securities, which are often issued by unseasoned companies, may be subject to many of the same risks of investing in companies with smaller market capitalizations. Securities issued in IPOs have no trading history, and information about the companies may be available for very limited periods. Securities issued in an IPO frequently are very volatile in price, and the fund may hold securities purchased in an IPO for a very short period of time. As a result, the fund’s investments in IPOs may increase portfolio turnover, which increases brokerage and administrative costs and may result in taxable distributions to shareholders.

At any particular time or from time to time the fund may not be able to invest in securities issued in IPOs, or invest to the extent desired because, for example, only a small portion (if any) of the securities being offered in an IPO may be made available to the fund. In addition, under certain market conditions a relatively small number of companies may issue securities in IPOs. Similarly, as the number of Putnam funds to which IPO securities are allocated increases, the number of securities issued to any one fund may decrease. The investment performance of the fund during periods when it is unable to invest significantly or at all in IPOs may be lower than during periods when the fund is able to do so. In addition, as the fund increases in size, the impact of IPOs on the fund’s performance will generally decrease.

Inverse Floaters

These securities have variable interest rates that typically move in the opposite direction from movements in prevailing short-term interest rate levels – rising when prevailing short-term interest rate fall, and vice versa. The prices of inverse floaters can be considerably more volatile than the prices of bonds with comparable maturities. The fund currently does not intend to invest more than 15% of its assets in inverse floating obligations.

Lower-rated Securities

The fund may invest in lower-rated fixed-income securities (commonly known as "junk bonds"). The lower ratings reflect a greater possibility that adverse changes in the financial condition of the issuer or in general economic conditions, or both, or an unanticipated rise in interest rates, may impair the ability of the issuer to make payments of interest and principal. The inability (or perceived inability) of issuers to make timely payment of interest and principal would likely make the values of securities held by the fund more volatile and could limit the fund's ability to sell its securities at prices approximating the values the fund had placed on such securities. In the absence of a liquid trading market for securities held by it, the fund at times may be unable to establish the fair value of such securities.

Securities ratings are based largely on the issuer's historical financial condition and the rating agencies' analysis at the time of rating. Consequently, the rating assigned to any particular security is not necessarily a reflection of the issuer's current financial condition, which may be better or worse than the rating would indicate. In addition, the rating assigned to a security by Moody's Investors Service, Inc. or Standard & Poor's (or by any other nationally recognized securities rating agency) does not reflect an assessment of the volatility of the security's market value or the liquidity of an investment in the security. See "Securities ratings."

Like those of other fixed-income securities, the values of lower-rated securities fluctuate in response to changes in interest rates. A decrease in interest rates will generally result in an increase in the value of the fund's fixed-income assets. Conversely, during periods of rising interest rates, the value of the fund's fixed-income assets will generally decline. The values of lower-rated securities may often be affected to a greater extent by changes in general economic conditions and business conditions affecting the issuers of such securities and their industries. Negative publicity or investor perceptions may also adversely affect the values of lower-rated securities. Changes by nationally recognized securities rating agencies in their ratings of any fixed-income security and changes in the ability of an issuer to make payments of interest and principal may also affect the value of these investments. Changes in the value of portfolio securities generally will not affect income derived from these securities, but will affect the fund's net asset value. The fund will not necessarily dispose of a security when its rating is reduced below its rating at the time of purchase. However, Putnam

Management will monitor the investment to determine whether its retention will assist in meeting the fund's investment objective(s).

Issuers of lower-rated securities are often highly leveraged, so that their ability to service their debt obligations during an economic downturn or during sustained periods of rising interest rates may be impaired. Such issuers may not have more traditional methods of financing available to them and may be unable to repay outstanding obligations at maturity by refinancing. The risk of loss due to default in payment of interest or repayment of principal by such issuers is significantly greater because such securities frequently are unsecured and subordinated to the prior payment of senior indebtedness.

At times, a substantial portion of the fund's assets may be invested in an issue of which the fund, by itself or together with other funds and accounts managed by Putnam Management or its affiliates, holds all or a major portion. Although Putnam Management generally considers such securities to be liquid because of the availability of an institutional market for such securities, it is possible that, under adverse market or economic conditions or in the event of adverse changes in the financial condition of the issuer, the fund could find it more difficult to sell these securities when Putnam Management believes it advisable to do so or may be able to sell the securities only at prices lower than if they were more widely held. Under these circumstances, it may also be more difficult to determine the fair value of such securities for purposes of computing the fund's net asset value. In order to enforce its rights in the event of a default, the fund may be required to participate in various legal proceedings or take possession of and manage assets securing the issuer's obligations on such securities. This could increase the fund's operating expenses and adversely affect the fund's net asset value. In the case of tax-exempt funds, any income derived from the fund's ownership or operation of such assets would not be tax-exempt. The ability of a holder of a tax-exempt security to enforce the terms of that security in a bankruptcy proceeding may be more limited than would be the case with respect to securities of private issuers. In addition, the fund's intention to qualify as a "regulated investment company" under the Internal Revenue Code may limit the extent to which the fund may exercise its rights by taking possession of such assets.

To the extent the fund invests in securities in the lower rating categories, the achievement of the fund's goals is more dependent on Putnam Management's investment analysis than would be the case if the fund were investing in securities in the higher rating categories.

Money Market Instruments

Money market instruments, or short-term debt instruments, consist of obligations such as commercial paper, bank obligations (i.e., certificates of deposit and bankers’ acceptances), repurchase agreements and various government obligations, such as Treasury bills. These instruments have a remaining maturity of one year or less and are generally of high credit quality. Money market instruments may be structured to be, or may employ a trust or other form so that they are, eligible investments for money market funds. For example, put features can be used to modify the maturity of a security or interest rate adjustment features can be used to enhance price stability. If a structure fails to function as intended, adverse tax or investment consequences may result. Neither the Internal Revenue Service (IRS) nor any other regulatory authority has ruled definitively on certain legal issues presented by certain structured securities. Future tax or other regulatory determinations could adversely affect the value, liquidity, or tax treatment of the income received from these securities or the nature and timing of distributions made by the funds.

Commercial paper is a money market instrument issued by banks or companies to raise money for short-term purposes. Unlike some other debt obligations, commercial paper is typically unsecured. Commercial paper may be issued as an asset-backed security (that is, backed by a pool of assets representing the obligations of a number of different issuers), in which case certain of the risks discussed in “Mortgage-backed and Asset-backed securities” would apply. Commercial paper is traded primarily among institutions.

Putnam Money Market Fund, Putnam Tax Exempt Money Market Fund and Putnam Prime Money Market Fund may invest in bankers’ acceptances issued by banks with deposits in excess of $2 billion (or the foreign currency equivalent) at the close of the last calendar year. If the Trustees change this minimum deposit requirement, shareholders would be notified. Other Putnam funds may invest in bankers’ acceptances without regard to this requirement.

Pursuant to an exemptive order issued by the Securities and Exchange Commission, the fund may from time to time invest all or a portion of its cash balances in Putnam Prime Money Market Fund or other money market and/or short-term bond funds advised by Putnam Management. In connection with such investments, Putnam Management may waive a portion of the advisory fees otherwise payable by the fund. See “Charges and Expenses” in Part I of this SAI for the amount, if any, waived by Putnam Management in connection with such investments.

Mortgage-backed and Asset-backed Securities

Mortgage-backed securities, including collateralized mortgage obligations ("CMOs") and certain stripped mortgage-backed securities, represent a participation in, or are secured by, mortgage loans. Asset-backed securities are structured like mortgage-backed securities, but instead of mortgage loans or interests in mortgage loans, the underlying assets may include such items as motor vehicle installment sales or installment loan contracts, leases of various types of real and personal property and receivables from credit card agreements.

Mortgage-backed securities have yield and maturity characteristics corresponding to the underlying assets. Unlike traditional debt securities, which may pay a fixed rate of interest until maturity, when the entire principal amount comes due, payments on certain mortgage-backed securities include both interest and a partial repayment of principal. Besides the scheduled repayment of principal, repayments of principal may result from the voluntary prepayment, refinancing or foreclosure of the underlying mortgage loans. If property owners make unscheduled prepayments of their mortgage loans, these prepayments will result in early payment of the applicable mortgage-backed securities. In that event the fund may be unable to invest the proceeds from the early payment of the mortgage-backed securities in an investment that provides as high a yield as the mortgage-backed securities. Consequently, early payment associated with mortgage-backed securities may cause these securities to experience significantly greater price and yield volatility than that experienced by traditional fixed-income securities. The occurrence of mortgage prepayments is affected by factors including the level of interest rates, general economic conditions, the location and age of the mortgage and other social and demographic conditions. During periods of falling interest rates, the rate of mortgage prepayments tends to increase, thereby tending to decrease the life of mortgage-backed securities. During periods of rising interest rates, the rate of mortgage prepayments usually decreases, thereby tending to increase the life of mortgage-backed securities. If the life of a mortgage-backed security is inaccurately predicted, the fund may not be able to realize the rate of return it expected.

Adjustable rate mortgage securities (“ARMs”), like traditional mortgage-backed securities, are interests in pools of mortgage loans that provide investors with payments consisting of both principal and interest as mortgage loans in the underlying mortgage pool are paid off by the borrowers. Unlike fixed-rate mortgage-backed securities, ARMs are collateralized by or represent interests in mortgage loans with variable rates of interest. These interest rates are reset at periodic intervals, usually by reference to an interest rate index or market interest rate. Although the rate adjustment feature may act as a buffer to reduce sharp changes in the value of adjustable rate securities, these securities are still subject to changes in value based on, among other things, changes in market interest rates or changes in the issuer’s creditworthiness. Because the interest rates are reset only periodically, changes in the interest rate on ARMs may lag changes in prevailing market interest rates. Also, some ARMs (or the underlying mortgages) are subject to caps or floors that limit the maximum change in the interest rate during a specified period or over the life of the security. As a result, changes in the interest rate on an ARM may not fully reflect changes in prevailing market interest rates during certain periods. The fund may also invest in “hybrid” ARMs, whose underlying mortgages combine fixed-rate and adjustable rate features.

Mortgage-backed and asset-backed securities are less effective than other types of securities as a means of "locking in" attractive long-term interest rates. One reason is the need to reinvest prepayments of principal; another is the possibility of significant unscheduled prepayments resulting from declines in interest rates. These prepayments would have to be reinvested at lower rates. The automatic interest rate adjustment feature of mortgages underlying ARMs likewise reduces the ability to lock-in attractive rates. As a result, mortgage-backed and asset-backed securities may have less potential for capital appreciation during periods of declining interest rates than other securities of comparable maturities, although they may have a similar risk of decline in market value during periods of rising interest rates. Prepayments may also significantly shorten the effective maturities of these securities, especially during periods of declining interest rates. Conversely, during periods of rising interest rates, a reduction in prepayments may increase the effective maturities of these securities, subjecting them to a greater risk of decline in market value in response to rising interest rates than traditional debt securities, and, therefore, potentially increasing the volatility of the fund.

At times, some mortgage-backed and asset-backed securities will have higher than market interest rates and therefore will be purchased at a premium above their par value. Prepayments may cause losses on securities purchased at a premium.

CMOs may be issued by a U.S. government agency or instrumentality or by a private issuer. Although payment of the principal of, and interest on, the underlying collateral securing privately issued CMOs may be guaranteed by the U.S. government or its agencies or instrumentalities, these CMOs represent obligations solely of the private issuer and are not insured or guaranteed by the U.S. government, its agencies or instrumentalities or any other person or entity.

Prepayments could cause early retirement of CMOs. CMOs are designed to reduce the risk of prepayment for investors by issuing multiple classes of securities, each having different maturities, interest rates and payment schedules, and with the principal and interest on the underlying mortgages allocated among the several classes in various ways. Payment of interest or principal on some classes or series of CMOs may be subject to contingencies or some classes or series may bear some or all of the risk of default on the underlying mortgages. CMOs of different classes or series are generally retired in sequence as the underlying mortgage loans in the mortgage pool are repaid. If enough mortgages are repaid ahead of schedule, the classes or series of a CMO with the earliest maturities generally will be retired prior to their maturities. Thus, the early retirement of particular classes or series of a CMO would have the same effect as the prepayment of mortgages underlying other mortgage-backed securities. Conversely, slower than anticipated prepayments can extend the effective maturities of CMOs, subjecting them to a greater risk of decline in market value in response to rising interest rates than traditional debt securities, and, therefore, potentially increasing their volatility.

Prepayments could result in losses on stripped mortgage-backed securities. Stripped mortgage-backed securities are usually structured with two classes that receive different portions of the interest and principal distributions on a pool of mortgage loans. The yield to maturity on an interest only or “IO” class of stripped mortgage-backed securities is extremely sensitive not only to changes in prevailing interest rates but also to the rate of principal payments (including prepayments) on the underlying assets. A rapid rate of principal prepayments may have a measurable adverse effect on the fund's yield to maturity to the extent it invests in IOs. If the assets underlying the IO experience greater than anticipated prepayments of principal, the fund may fail to recoup fully its initial investment in these securities. Conversely, principal only or “POs” tend to increase in value if prepayments are greater than anticipated and decline if prepayments are slower than anticipated. The secondary market for stripped mortgage-backed securities may be more volatile and less liquid than that for other mortgage-backed securities, potentially limiting the fund's ability to buy or sell those securities at any particular time. The fund currently does not intend to invest more than 35% of its assets in IOs and POs under normal market conditions.

The risks associated with other asset-backed securities (including in particular the risks of issuer default and of early prepayment) are generally similar to those described above for CMOs. In addition, because asset-backed securities generally do not have the benefit of a security interest in the underlying assets that is comparable to a mortgage, asset-backed securities present certain additional risks that are not present with mortgage-backed securities. The ability of an issuer of asset-backed securities to enforce its security interest in the underlying assets may be limited. For example, revolving credit receivables are generally unsecured and the debtors on such receivables are entitled to the protection of a number of state and federal consumer credit laws, many of which give debtors the right to set-off certain amounts owed, thereby reducing the balance due. Automobile receivables generally are secured, but by automobiles, rather than by real property.

Asset-backed securities may be collateralized by the fees earned by service providers. The value of asset-backed securities may be substantially dependent on the servicing of the underlying asset and are therefore subject to risks associated with negligence by, or defalcation of, their servicers. In certain circumstances, the mishandling of related documentation may also affect the rights of the security holders in and to the underlying collateral. The insolvency of entities that generate receivables or that utilize the assets may result in added costs and delays in addition to losses associated with a decline in the value of the underlying assets.

Options on Securities

Writing covered options. The fund may write covered call options and covered put options on optionable securities held in its portfolio or that it has an absolute and immediate right to acquire without additional cash consideration (or, if additional cash consideration is required, cash or other assets determined to be liquid by Putnam Management in accordance with procedures established by the Trustees, in such amount are set aside on the fund’s books), when in the opinion of Putnam Management such transactions are consistent with the fund's investment objective(s) and policies. Call options written by the fund give the purchaser the right to buy the underlying securities from the fund at a stated exercise price; put options give the purchaser the right to sell the underlying securities to the fund at a stated price.

The fund may write only covered options, which means that, so long as the fund is obligated as the writer of a call option, it will own the underlying securities subject to the option (or comparable securities satisfying the cover requirements of securities exchanges) or have an absolute and immediate right to acquire without additional cash consideration (or, if additional cash consideration is required, cash or other assets determined to be liquid by Putnam Management in accordance with procedures established by the Trustees, in such amount are set aside on the fund’s books). In the case of put options, the fund will set aside on its books assets determined to be liquid by Putnam Management in accordance with procedures established by the Trustees and equal in value to the price to be paid if the option is exercised. In addition, the fund will be considered to have covered a put or call option if and to the extent that it holds an option that offsets some or all of the risk of the option it has written. The fund may write combinations of covered puts and calls on the same underlying security.

The fund will receive a premium from writing a put or call option, which increases the fund's return in the event the option expires unexercised or is closed out at a profit. The amount of the premium reflects, among other things, the relationship between the exercise price and the current market value of the underlying security, the volatility of the underlying security, the amount of time remaining until expiration, current interest rates, and the effect of supply and demand in the options market and in the market for the underlying security. By writing a call option, if the fund holds the security, the fund limits its opportunity to profit from any increase in the market value of the underlying security above the exercise price of the option but continues to bear the risk of a decline in the value of the underlying security. If the fund does not hold the underlying security, the fund bears the risk that, if the market price exceeds the option strike price, the fund will suffer a loss equal to the difference at the time of exercise. By writing a put option, the fund assumes the risk that it may be required to purchase the underlying security for an exercise price higher than its then-current market value, resulting in a potential capital loss unless the security subsequently appreciates in value.

The fund may terminate an option that it has written prior to its expiration by entering into a closing purchase transaction, in which it purchases an offsetting option. The fund realizes a profit or loss from a closing transaction if the cost of the transaction (option premium plus transaction costs) is less or more than the premium received from writing the option. If the fund writes a call option but does not own the underlying security, and when it writes a put option, the fund may be required to deposit cash or securities with its broker as "margin," or collateral, for its obligation to buy or sell the underlying security. As the value of the underlying security varies, the fund may have to deposit additional margin with the broker. Margin requirements are complex and are fixed by individual brokers, subject to minimum requirements currently imposed by the Federal Reserve Board and by stock exchanges and other self-regulatory organizations.

Purchasing put options. The fund may purchase put options to protect its portfolio holdings in an underlying security against a decline in market value. Such protection is provided during the life of the put option since the fund, as holder of the option, is able to sell the underlying security at the put exercise price regardless of any decline in the underlying security's market price. In order for a put option to be profitable, the market price of the underlying security must decline sufficiently below the exercise price to cover the premium and transaction costs. By using put options in this manner, the fund will reduce any profit it might otherwise have realized from appreciation of the underlying security by the premium paid for the put option and by transaction costs. The fund may also purchase put options for other investment purposes.

Purchasing call options. The fund may purchase call options to hedge against an increase in the price of securities that the fund wants ultimately to buy. Such hedge protection is provided during the life of the call option since the fund, as holder of the call option, is able to buy the underlying security at the exercise price regardless of any increase in the underlying security's market price. In order for a call option to be profitable, the market price of the underlying security must rise sufficiently above the exercise price to cover the premium and transaction costs. The fund may also purchase call options for other investment purposes.

Risk factors in options transactions. The successful use of the fund's options strategies depends on the ability of Putnam Management to forecast correctly interest rate and market movements. For example, if the fund were to write a call option based on Putnam Management's expectation that the price of the underlying security would fall, but the price were to rise instead, the fund could be required to sell the security upon exercise at a price below the current market price. Similarly, if the fund were to write a put option based on Putnam Management's expectation that the price of the underlying security would rise, but the price were to fall instead, the fund could be required to purchase the security upon exercise at a price higher than the current market price.

When the fund purchases an option, it runs the risk that it will lose its entire investment in the option in a relatively short period of time, unless the fund exercises the option or enters into a closing sale transaction before the option's expiration. If the price of the underlying security does not rise (in the case of a call) or fall (in the case of a put) to an extent sufficient to cover the option premium and transaction costs, the fund will lose part or all of its investment in the option. This contrasts with an investment by the fund in the underlying security, since the fund will not realize a loss if the security's price does not change.

The effective use of options also depends on the fund's ability to terminate option positions at times when Putnam Management deems it desirable to do so. There is no assurance that the fund will be able to effect closing transactions at any particular time or at an acceptable price. If a secondary market in options were to become unavailable, the fund could no longer engage in closing transactions. Lack of investor interest might adversely affect the liquidity of the market for particular options or series of options. A market may discontinue trading of a particular option or options generally. In addition, a market could become temporarily unavailable if unusual events -- such as volume in excess of trading or clearing capability -- were to interrupt its normal operations.

A market may at times find it necessary to impose restrictions on particular types of options transactions, such as opening transactions. For example, if an underlying security ceases to meet qualifications imposed by the market or the Options Clearing Corporation, new series of options on that security will no longer be opened to replace expiring series, and opening transactions in existing series may be prohibited. If an options market were to become unavailable, the fund as a holder of an option would be able to realize profits or limit losses only by exercising the option, and the fund, as option writer, would remain obligated under the option until expiration or exercise.

Disruptions in the markets for the securities underlying options purchased or sold by the fund could result in losses on the options. If trading is interrupted in an underlying security, the trading of options on that security is normally halted as well. As a result, the fund as purchaser or writer of an option will be unable to close out its positions until options trading resumes, and it may be faced with considerable losses if trading in the security reopens at a substantially different price. In addition, the Options Clearing Corporation or other options markets may impose exercise restrictions. If a prohibition on exercise is imposed at the time when trading in the option has also been halted, the fund as purchaser or writer of an option will be locked into its position until one of the two restrictions has been lifted. If the Options Clearing Corporation were to determine that the available supply of an underlying security appears insufficient to permit delivery by the writers of all outstanding calls in the event of exercise, it may prohibit indefinitely the exercise of put options. The fund, as holder of such a put option, could lose its entire investment if the prohibition remained in effect until the put option's expiration.

Foreign-traded options are subject to many of the same risks presented by internationally-traded securities. In addition, because of time differences between the United States and various foreign countries, and because different holidays are observed in different countries, foreign options markets may be open for trading during hours or on days when U.S. markets are closed. As a result, option premiums may not reflect the current prices of the underlying interest in the United States.

Over-the-counter ("OTC") options purchased by the fund and assets held to cover OTC options written by the fund may, under certain circumstances, be considered illiquid securities for purposes of any limitation on the fund's ability to invest in illiquid securities. The fund may use both European-style options, which are only exercisable immediately prior to their expiration, and American-style options, which are exercisable at any time prior to the expiration date.

In addition to options on securities and futures, the fund may also enter into options on futures, swaps, or other instruments as described elsewhere in this SAI.

Preferred Stocks and Convertible Securities

A preferred stock generally pays dividends at a specified rate and has preference over common stock in the payment of dividends and the liquidation of an issuer's assets but is junior to the debt securities of the issuer in those same respects. The market prices of preferred stocks are subject to changes in interest rates and are more sensitive to changes in an issuer's creditworthiness than are the prices of debt securities. Shareholders of preferred stock may suffer a loss of value if dividends are not paid. Under ordinary circumstances, preferred stock does not carry voting rights. In addition, many preferred stocks may be called or redeemed prior to their maturity by the issuer under certain conditions.

Convertible securities include bonds, debentures, notes, preferred stocks and other securities that may be converted into or exchanged for, at a specific price or formula within a particular period of time, a prescribed amount of common stock or other equity securities of the same or a different issuer. Convertible securities entitle the holder to receive interest paid or accrued on debt or dividends paid or accrued on preferred stock until the security matures or is redeemed, converted or exchanged.

The market value of a convertible security is a function of its "investment value" and its "conversion value." A security's "investment value" represents the value of the security without its conversion feature (i.e., a nonconvertible fixed income security). The investment value may be determined by reference to its credit quality and the current value of its yield to maturity or probable call date. At any given time, investment value is dependent upon such factors as the general level of interest rates, the yield of similar nonconvertible securities, the financial strength of the issuer and the seniority of the security in the issuer's capital structure. A security's "conversion value" is determined by multiplying the number of shares the holder is entitled to receive upon conversion or exchange by the current price of the underlying security.

If the conversion value of a convertible security is significantly below its investment value, the convertible security will trade like nonconvertible debt or preferred stock and its market value will not be influenced greatly by fluctuations in the market price of the underlying security. Conversely, if the conversion value of a convertible security is near or above its investment value, the market value of the convertible security will be more heavily influenced by fluctuations in the market price of the underlying security. Convertible securities generally have less potential for gain than common stocks.

The fund's investments in convertible securities may at times include securities that have a mandatory conversion feature, pursuant to which the securities convert automatically into common stock or other equity securities at a specified date and a specified conversion ratio, or that are convertible at the option of the issuer. Because conversion of the security is not at the option of the holder, the fund may be required to convert the security into the underlying common stock even at times when the value of the underlying common stock or other equity security has declined substantially.

The fund's investments in preferred stocks and convertible securities, particularly securities that are convertible into securities of an issuer other than the issuer of the convertible security, may be illiquid. The fund may not be able to dispose of such securities in a timely fashion or for a fair price, which could result in losses to the fund.

Private Placements and Restricted Securities

The fund may invest in securities that are purchased in private placements and, accordingly, are subject to restrictions on resale as a matter of contract or under federal securities laws. Because there may be relatively few potential purchasers for such investments, especially under adverse market or economic conditions or in the event of adverse changes in the financial condition of the issuer, the fund could find it more difficult to sell such securities when Putnam Management believes it advisable to do so or may be able to sell such securities only at prices lower than if such securities were more widely held. At times, it may also be more difficult to determine the fair value of such securities for purposes of computing the fund's net asset value.

While such private placements may often offer attractive opportunities for investment not otherwise available on the open market, the securities so purchased are often "restricted securities," i.e., securities which cannot be sold to the public without registration under the Securities Act of 1933 or the availability of an exemption from registration (such as Rules 144 or 144A), or which are "not readily marketable" because they are subject to other legal or contractual delays in or restrictions on resale.

The absence of a trading market can make it difficult to ascertain a market value for illiquid investments. Disposing of illiquid investments may involve time-consuming negotiation and legal expenses, and it may be difficult or impossible for the fund to sell them promptly at an acceptable price. The fund may have to bear the extra expense of registering such securities for resale and the risk of substantial delay in effecting such registration. In addition, market quotations are less readily available. The judgment of Putnam Management may at times play a greater role in valuing these securities than in the case of publicly traded securities.

Generally speaking, restricted securities may be sold only to qualified institutional buyers, or in a privately negotiated transaction to a limited number of purchasers, or in limited quantities after they have been held for a specified period of time and other conditions are met pursuant to an exemption from registration, or in a public offering for which a registration statement is in effect under the Securities Act of 1933. The fund may be deemed to be an "underwriter" for purposes of the Securities Act of 1933 when selling restricted securities to the public, and in such event the fund may be liable to purchasers of such securities if the registration statement prepared by the issuer, or the prospectus forming a part of it, is materially inaccurate or misleading. The SEC Staff currently takes the view that any delegation by the Trustees of the authority to determine that a restricted security is readily marketable (as described in the investment restrictions of the funds) must be pursuant to written procedures established by the Trustees and the Trustees have delegated such authority to Putnam Management.

Real Estate Investment Trusts (REITs)

The fund may invest in REITs. REITs are pooled investment vehicles that invest primarily in either real estate or real estate related loans. Like regulated investment companies such as the fund, REITs are not taxed on income distributed to shareholders provided that they comply with certain requirements under the Internal Revenue Code. The fund will indirectly bear its proportionate share of any expenses paid by REITs in which it invests in addition to the fund’s own expenses.

REITs involve certain unique risks in addition to those risks associated with investing in the real estate industry in general (such as possible declines in the value of real estate, lack of availability of mortgage funds, or extended vacancies of property). REITs are generally classified as equity REITs, mortgage REITs or a combination of equity and mortgage REITs. Equity REITs invest the majority of their assets directly in real property and derive income primarily from the collection of rents. Equity REITs can also realize capital gains by selling properties that have appreciated in value. Mortgage REITs invest the majority of their assets in real estate mortgages and derive income from the collection of interest payments. Equity REITs may be affected by changes in the value of the underlying property owned by the REITs, while mortgage REITs may be affected by the risk of borrower default. REITs, and mortgage REITs in particular, are also subject to interest rate risk. REITs are dependent upon their operators’ management skills, are generally not diversified (except to the extent the Internal Revenue Code requires), and are subject to heavy cash flow dependency and the risk of default by borrowers. REITs are also subject to the possibility of failing to qualify for tax-free pass-through of income under the Code or failing to maintain their exemptions from registration under the Investment Company Act of 1940. REITs may have limited financial resources, may trade less frequently and in a limited volume, and may be subject to more abrupt or erratic price movements than more widely held securities.

The fund's investment in a REIT may require the fund to accrue and distribute income not yet received or may result in the fund making distributions that constitute a return of capital to fund shareholders for federal income tax purposes. In addition, distributions by a fund from REITs will not qualify for the corporate dividends-received deduction, or, generally, for treatment as qualified dividend income.

Redeemable Securities

Certain securities held by the fund may permit the issuer at its option to "call," or redeem, its securities. If an issuer were to redeem securities held by the fund during a time of declining interest rates, the fund may not be able to reinvest the proceeds in securities providing the same investment return as the securities redeemed.

Repurchase Agreements

The fund, unless it is a money market fund, may enter into repurchase agreements, amounting to not more than 25% of its total assets. Money market funds may invest without limit in repurchase agreements. A repurchase agreement is a contract under which the fund acquires a security for a relatively short period (usually not more than one week) subject to the obligation of the seller to repurchase and the fund to resell such security at a fixed time and price (representing the fund's cost plus interest). It is the fund's present intention to enter into repurchase agreements only with commercial banks and registered broker-dealers and only with respect to obligations of the U.S. government or its agencies or instrumentalities or certain other investment-grade, fixed-income securities (including, without limitation, certain corporate bonds and notes, commercial paper, mortgage-backed securities and short-term securities). Repurchase agreements may also be viewed as loans made by the fund which are collateralized by the securities subject to repurchase. Putnam Management will monitor such transactions to ensure that the value of the underlying securities will be at least equal at all times to the total amount of the repurchase obligation, including the interest factor. If the seller defaults, the fund could realize a loss on the sale of the underlying security to the extent that the proceeds of the sale including accrued interest are less than the resale price provided in the agreement including interest. In addition, if the seller should be involved in bankruptcy or insolvency proceedings, the fund may incur delay and costs in selling the underlying security or may suffer a loss of principal and interest if the fund is treated as an unsecured creditor and required to return the underlying collateral to the seller's estate.

Pursuant to an exemptive order issued by the Securities and Exchange Commission, the fund may transfer uninvested cash balances into a joint account, along with cash of other Putnam funds and certain other accounts. These balances may be invested in one or more repurchase agreements and/or short-term money market instruments.

Securities Loans

The fund may make secured loans of its portfolio securities, on either a short-term or long-term basis, amounting to not more than 25% of its total assets, thereby realizing additional income. The risks in lending portfolio securities, as with other extensions of credit, consist of possible delay in recovery of the securities or possible loss of rights in the collateral should the borrower fail financially. If a borrower defaults, the value of the collateral may decline before the fund can dispose of it. As a matter of policy, securities loans are made to broker-dealers pursuant to agreements requiring that the loans be continuously secured by collateral consisting of cash or short-term debt obligations at least equal at all times to the value of the securities on loan, "marked-to-market" daily. The borrower pays to the fund an amount equal to any dividends or interest received on securities lent. The fund retains all or a portion of the interest received on investment of the cash collateral or receives a fee from the borrower. Although voting rights, or rights to consent, with respect to the loaned securities may pass to the borrower, the fund retains the right to call the loans at any time on reasonable notice, and it will do so to enable the fund to exercise voting rights on any matters materially affecting the investment. The fund may also call such loans in order to sell the securities. The fund may pay fees in connection with arranging loans of its portfolio securities.

Securities of Other Investment Companies

Securities of other investment companies, including shares of open- and closed-end investment companies and unit investment trusts (which may include exchange-traded funds (“ETFs”)), represent interests in collective investment portfolios that, in turn, invest directly in underlying instruments. The fund may invest in other investment companies when it has more uninvested cash than Putnam Management believes is advisable, when it receives cash collateral from securities lending arrangements, when there is a shortage of direct investments available, or when Putnam Management believes that investment companies offer attractive values.

Investment companies may be structured to perform in a similar fashion to a broad-based securities index or may focus on a particular strategy or class of assets. ETFs typically seek to track the performance or dividend yield of specific indexes or companies in related industries. These indexes may be broad-based, sector-based or international. Investing in investment companies involves substantially the same risks as investing directly in the underlying instruments, but also involves expenses at the investment company-level, such as portfolio management fees and operating expenses. These expenses are in addition to the fees and expenses of the fund itself, which may lead to duplication of expenses while the fund owns another investment company’s shares. In addition, investing in investment companies involves the risk that they will not perform in exactly the same fashion, or in response to the same factors, as the underlying instruments or index. To the extent the fund invests in other investment companies that are professionally managed, its performance will also depend on the investment and research abilities of investment managers other than Putnam Management.

Open-end investment companies typically offer their shares continuously at net asset value plus any applicable sales charge and stand ready to redeem shares upon shareholder request. The shares of certain other types of investment companies, such as ETFs and closed-end investment companies, typically trade on a stock exchange or over-the-counter at a premium or a discount to their net asset value. In the case of closed-end investment companies, the number of shares is typically fixed. The securities of closed-end investment companies and ETFs carry the risk that the price the fund pays or receives may be higher or lower than the investment company’s net asset value. ETFs and closed-end investment companies are also subject to certain additional risks, including the risks of illiquidity and of possible trading halts due to market conditions or other reasons, based on the policies of the relevant exchange. The shares of investment companies, particularly closed-end investment companies, may also be leveraged, which would increase the volatility of the fund’s net asset value.

The extent to which the fund can invest in securities of other investment companies, including ETFs, is generally limited by federal securities laws.

Short-term Trading

In seeking the fund's objective(s), Putnam Management will buy or sell portfolio securities whenever Putnam Management believes it appropriate to do so. From time to time the fund will buy securities intending to seek short-term trading profits. A change in the securities held by the fund is known as "portfolio turnover" and generally involves some expense to the fund. This expense may include brokerage commissions or dealer markups and other transaction costs on both the sale of securities and the reinvestment of the proceeds in other securities. If sales of portfolio securities cause the fund to realize net short-term capital gains, such gains will be taxable as ordinary income. As a result of the fund's investment policies, under certain market conditions the fund's portfolio turnover rate may be higher than that of other mutual funds. Portfolio turnover rate for a fiscal year is the ratio of the lesser of purchases or sales of portfolio securities to the monthly average of the value of portfolio securities -- excluding securities whose maturities at acquisition were one year or less. The fund's portfolio turnover rate is not a limiting factor when Putnam Management considers a change in the fund's portfolio.

Special Purpose Acquisition Companies

The fund may invest in stock, warrants, and other securities of special purpose acquisition companies (“SPACs”) or similar special purpose entities that pool funds to seek potential acquisition opportunities. Unless and until an acquisition is completed, a SPAC generally invests its assets (less a portion retained to cover expenses) in U.S. Government securities, money market securities and cash; if an acquisition that meets the requirements for the SPAC is not completed within a pre-established period of time, the invested funds are returned to the entity’s shareholders. Because SPACs and similar entities are in essence blank check companies without an operating history or ongoing business other than seeking acquisitions, the value of their securities is particularly dependent on the ability of the entity’s management to identify and complete a profitable acquisition. Some SPACs may pursue acquisitions only within certain industries or regions, which may increase the volatility of their prices. In addition, these securities, which are typically traded in the over-the-counter market, may be considered illiquid and/or be subject to restrictions on resale.

Structured investments

A structured investment is a security having a return tied to an underlying index or other security or asset class. Structured investments generally are individually negotiated agreements and may be traded over-the-counter. Structured investments are organized and operated to restructure the investment characteristics of the underlying security. This restructuring involves the deposit with or purchase by an entity, such as a corporation or trust, or specified instruments (such as commercial bank loans) and the issuance by that entity or one or more classes of securities (“structured securities”) backed by, or representing interests in, the underlying instruments. The cash flow on the underlying instruments may be apportioned among the newly issued structured securities to create securities with different investment characteristics, such as varying maturities, payment priorities and interest rate provisions, and the extent of such payments made with respect to structured securities is dependent on the extent of the cash flow on the underlying instruments. Because structured securities typically involve no credit enhancement, their credit risk generally will be equivalent to that of the underlying instruments. Investments in structured securities are generally of a class of structured securities that is either subordinated or unsubordinated to the right of payment of another class. Subordinated structured securities typically have higher yields and present greater risks than unsubordinated structured securities. Structured securities are typically sold in private placement transactions, and there currently is no active trading market for structured securities. Investments in government and government-related and restructured debt instruments are subject to special risks, including the inability or unwillingness to repay principal and interest, requests to reschedule or restructure outstanding debt and requests to extend additional loan amounts.

Swap Agreements

The fund may enter into swap agreements and other types of over-the-counter transactions such as caps, floors and collars with broker-dealers or other financial institutions for hedging or investment purposes. A swap involves the exchange by the fund with another party of their respective commitments to pay or receive cash flows, e.g., an exchange of floating rate payments for fixed-rate payments. The purchase of a cap entitles the purchaser, to the extent that a specified index or other underlying financial measure exceeds a predetermined value, to receive payments on a notional principal amount from the party selling the cap. The purchase of a floor entitles the purchaser, to the extent that a specified index or other underlying financial measure falls or other underlying measure below a predetermined value, to receive payments on a notional principal amount from the party selling the floor. A collar combines elements of a cap and a floor.

Swap agreements and similar transactions can be individually negotiated and structured to include exposure to a variety of different types of investments or market factors. Depending on their structures, swap agreements may increase or decrease the fund's exposure to long-or short-term interest rates (in the United States or abroad), foreign currency values, mortgage securities, corporate borrowing rates, or other factors such as security prices, inflation rates or the volatility of an index or one or more securities. For example, if the fund agrees to exchange payments in U.S. dollars for payments in a non-U.S. currency, the swap agreement would tend to decrease the fund's exposure to U.S. interest rates and increase its exposure to that non-U.S. currency and interest rates. The fund may also engage in total return swaps, in which payments made by the fund or the counterparty are based on the total return of a particular reference asset or assets (such as an equity or fixed-income security, a combination of such securities, or an index). The value of the fund's swap positions would increase or decrease depending on the changes in value of the underlying rates, currency values, volatility or other indices or measures. Caps and floors have an effect similar to buying or writing options. Depending on how they are used, swap agreements may increase or decrease the overall volatility of a fund’s investments and its share price. The fund's ability to engage in certain swap transactions may be limited by tax considerations.

The fund’s ability to realize a profit from such transactions will depend on the ability of the financial institutions with which it enters into the transactions to meet their obligations to the fund. If a counterparty's creditworthiness declines, the value of the agreement would be likely to decline, potentially resulting in losses. If a default occurs by the other party to such transaction, the fund will have contractual remedies pursuant to the agreements related to the transaction, which may be limited by applicable law in the case of a counterparty's insolvency. Under certain circumstances, suitable transactions may not be available to the fund, or the fund may be unable to close out its position under such transactions at the same time, or at the same price, as if it had purchased comparable publicly traded securities.

The fund may also enter into options on swap agreements ("swaptions"). A swaption is a contract that gives a counterparty the right (but not the obligation) to enter into a new swap agreement or to shorten, extend, cancel or otherwise modify an existing swap agreement, at some designated future time on specified terms. The fund may write (sell) and purchase put and call swaptions to the same extent it may make use of standard options on securities or other instruments. Swaptions are generally subject to the same risks involved in the fund’s use of options. See “Options on Securities.”

The fund may enter into credit default swap contracts for investment purposes. As the seller in a credit default swap contract, the fund would be required to pay the par (or other agreed-upon) value of a referenced debt obligation to the counterparty in the event of a default by a third party, such as a U.S. or non-U.S. corporate issuer, on the debt obligation. Credit default swaps may also be structured based on the debt of a basket of issuers, rather than a single issuer, and may be customized with respect to the default event that triggers purchase or other factors (for example, the Nth default within a basket, or defaults by a particular combination of issuers within the basket, may trigger a payment obligation). In return for its obligation, the fund would receive from the counterparty a periodic stream of payments over the term of the contract provided that no event of default has occurred. If no default occurs, the fund would keep the stream of payments and would have no payment obligations. As the seller, the fund would be subject to investment exposure on the notional amount of the swap.

The fund may also purchase credit default swap contracts in order to hedge against the risk of default of the debt of a particular issuer or basket of issuers, in which case the fund would function as the counterparty referenced in the preceding paragraph. This would involve the risk that the investment may expire worthless and would only generate income in the event of an actual default by the issuer(s) of the underlying obligation(s) (or, as applicable, a credit downgrade or other indication of financial instability). It would also involve the risk that the seller may fail to satisfy its payment obligations to the fund in the event of a default. The purchase of credit default swaps involves costs, which will reduce the fund’s return.

Tax-exempt Securities

General description. As used in this SAI, the term "Tax-exempt securities" includes debt obligations issued by a state, its political subdivisions (for example, counties, cities, towns, villages, districts and authorities) and their agencies, instrumentalities or other governmental units, the interest from which is, in the opinion of bond counsel, exempt from federal income tax and (if applicable) the corresponding state’s personal income tax. Such obligations are issued to obtain funds for various public purposes, including the construction of a wide range of public facilities, such as airports, bridges, highways, housing, hospitals, mass transportation, schools, streets and water and sewer works. Other public purposes for which Tax-exempt securities may be issued include the refunding of outstanding obligations or the payment of general operating expenses.

Short-term Tax-exempt securities are generally issued by state and local governments and public authorities as interim financing in anticipation of tax collections, revenue receipts or bond sales to finance such public purposes.

In addition, certain types of "private activity" bonds may be issued by public authorities to finance projects such as privately operated housing facilities; certain local facilities for supplying water, gas or electricity; sewage or solid waste disposal facilities; student loans; or public or private institutions for the construction of educational, hospital, housing and other facilities. Such obligations are included within the term Tax-exempt securities if the interest paid thereon is, in the opinion of bond counsel, exempt from federal income tax and (if applicable) state personal income tax (such interest may, however, be subject to federal alternative minimum tax). Other types of private activity bonds, the proceeds of which are used for the construction, repair or improvement of, or to obtain equipment for, privately operated industrial or commercial facilities, may also constitute Tax-exempt securities, although the current federal tax laws place substantial limitations on the size of such issues.

Tax-exempt securities share many of the structural features and risks of other bonds, as described elsewhere in this SAI. For example, the fund may purchase callable Tax-exempt securities, zero-coupon Tax-exempt securities, or “stripped” Tax-exempt securities, which entail additional risks. The fund may also purchase structured or asset-backed Tax-exempt securities, such as the securities (including preferred stock) of special purpose entities that hold interests in the Tax-exempt securities of one or more issuers and issue “tranched” securities that are entitled to receive payments based on the cash flows from those underlying securities. See

“Redeemable securities,” “Zero-coupon and payment-in-kind bonds,” “Structured investments,” and “Mortgage-backed and Asset-backed Securities” in this SAI. Structured Tax-exempt securities may involve increased risk that the interest received by the fund may not be exempt from federal or state income tax, or that such interest may result in liability for the alternative minimum tax for shareholders of the fund. For example, in certain cases, the issuers of certain securities held by a special purpose entity may not have received an unqualified opinion of bond counsel that the interest from the securities will be exempt from federal income tax and (if applicable) the corresponding state’s personal income tax.

The amount of information about the financial condition of an issuer of tax-exempt securities may not be as extensive as that which is made available by corporations whose securities are publicly traded. As a result, the achievement of the fund's goals is more dependent on Putnam Management's investment analysis than would be the case if the fund were investing in securities of better-known issuers.

Escrow-secured or pre-refunded bonds. These securities are created when an issuer uses the proceeds from a new bond issue to buy high grade, interest-bearing debt securities, generally direct obligations of the U.S. government, in order to redeem (or “pre-refund”), before maturity, an outstanding bond issue that is not immediately callable. These securities are then deposited in an irrevocable escrow account held by a trustee bank to secure all future payments of principal and interest on the pre-refunded bond until that bond’s call date. Pre-refunded bonds often receive an ‘AAA’ or equivalent rating. Because pre-refunded bonds still bear the same interest rate, and have a very high credit quality, their price may increase. However, as the original bond approaches its call date, the bond's price will fall to its call price.

Residual interest bonds. The fund may invest in residual interest bonds, which are created by depositing municipal securities in a trust and dividing the income stream of an underlying municipal bond in two parts, one, a variable rate security and the other, a residual interest bond. The interest rate for the variable rate security is determined by an index or a periodic auction process, while the residual interest bond holder receives the balance of the income from the underlying municipal bond less an auction fee. The market prices of residual interest bonds may be highly sensitive to changes in market rates and may decrease significantly when market rates increase.

Tobacco Settlement Revenue Bonds. The fund may invest in tobacco settlement revenue bonds, which are secured by an issuing state’s proportionate share of payments under the Master Settlement Agreement (“MSA”). The MSA is an agreement that was reached out of court in November 1998 between 46 states and six U.S. jurisdictions and tobacco manufacturers representing an overwhelming majority of U.S. market share. The MSA provides for annual payments by the manufacturers to the states and jurisdictions in perpetuity in exchange for releasing all claims against the manufacturers and a pledge of no further litigation. The MSA established a base payment schedule and a formula for adjusting payments each year. Tobacco manufacturers pay into a master escrow trust based on their market share, and each state receives a fixed percentage of the payment as set forth in the MSA. Within some states, certain localities may in turn be allocated a specific portion of the state’s MSA payment pursuant to an arrangement with the state.

A number of state and local governments have securitized the future flow of payments under the MSA by selling bonds pursuant to indentures, some through distinct governmental entities created for such purpose. The bonds are backed by the future revenue flow that is used for principal and interest payments on the bonds. Annual payments on the bonds, and thus risk to the fund, are dependent on the receipt of future settlement payments by the state or its instrumentality. The actual amount of future settlement payments may vary based on, among other things, annual domestic cigarette shipments, inflation, the financial capability of participating tobacco companies, and certain offsets for disputed payments. Payments made by tobacco manufacturers could be reduced if cigarette shipments continue to decline below the base levels used in establishing manufacturers’ payment obligations under the MSA. Demand for cigarettes in the U.S. could continue to decline based on many factors, including, without limitation, anti-smoking campaigns, tax increases, price increases implemented to recoup the cost of payments by tobacco companies under the MSA, reduced ability to advertise, enforcement of laws prohibiting sales to minors, elimination of certain sales venues such as vending machines, and the spread of local ordinances restricting smoking in public places.

Because tobacco settlement bonds are backed by payments from the tobacco manufacturers, and generally not by the credit of the state or local government issuing the bonds, their creditworthiness depends on the ability of tobacco manufacturers to meet their obligations. The bankruptcy of an MSA-participating manufacturer could cause delays or reductions in bond payments, which would affect the fund’s net asset value. Under the MSA, a market share loss by MSA-participating tobacco manufacturers to non-MSA participating manufacturers would also cause a downward adjustment in the payment amounts under some circumstances.

The MSA and tobacco manufacturers have been and continue to be subject to various legal claims, including, among others, claims that the MSA violates federal antitrust law. In addition, the United States Department of Justice has alleged in a civil lawsuit that the major tobacco companies defrauded and misled the American public about the health risks associated with smoking cigarettes. An adverse outcome to this lawsuit or to any other litigation matters or regulatory actions relating to the MSA or affecting tobacco manufacturers could adversely affect the payment streams associated with the MSA or cause delays or reductions in bond payments by tobacco manufacturers.

In addition to the risks described above, tobacco settlement revenue bonds are subject to other risks described in this SAI, including the risks of asset-backed securities discussed under “Mortgage Related and Asset-backed Securities.”

Participation interests (Money Market Funds only). The money market funds may invest in Tax-exempt securities either by purchasing them directly or by purchasing certificates of accrual or similar instruments evidencing direct ownership of interest payments or principal payments, or both, on Tax-exempt securities, provided that, in the opinion of counsel, any discount accruing on a certificate or instrument that is purchased at a yield not greater than the coupon rate of interest on the related Tax-exempt securities will be exempt from federal income tax to the same extent as interest on the Tax-exempt securities. The money market funds may also invest in Tax-exempt securities by purchasing from banks participation interests in all or part of specific holdings of Tax-exempt securities. These participations may be backed in whole or in part by an irrevocable letter of credit or guarantee of the selling bank. The selling bank may receive a fee from the money market funds in connection with the arrangement. The money market funds will not purchase such participation interests unless it receives an opinion of counsel or a ruling of the Internal Revenue Service that interest earned by it on Tax-exempt securities in which it holds such participation interests is exempt from federal income tax. No money market fund expects to invest more than 5% of its assets in participation interests.

Stand-by commitments. When the fund purchases Tax-exempt securities, it has the authority to acquire stand-by commitments from banks and broker-dealers with respect to those Tax-exempt securities. A stand-by commitment may be considered a security independent of the Tax-exempt security to which it relates. The amount payable by a bank or dealer during the time a stand-by commitment is exercisable, absent unusual circumstances, would be substantially the same as the market value of the underlying Tax-exempt security to a third party at any time. The fund expects that stand-by commitments generally will be available without the payment of direct or indirect consideration. The fund does not expect to assign any value to stand-by commitments.

Yields. The yields on Tax-exempt securities depend on a variety of factors, including general money market conditions, effective marginal tax rates, the financial condition of the issuer, general conditions of the Tax-exempt security market, the size of a particular offering, the maturity of the obligation and the rating of the issue. The ratings of nationally recognized securities rating agencies represent their opinions as to the credit quality of the Tax-exempt securities which they undertake to rate. It should be emphasized, however, that ratings are general and are not absolute standards of quality. Consequently, Tax-exempt securities with the same maturity and interest rate but with different ratings may have the same yield. Yield disparities may occur for reasons not directly related to the investment quality of particular issues or the general movement of interest rates and may be due to such factors as changes in the overall demand or supply of various types of Tax-exempt securities or changes in the investment objectives of investors. Subsequent to purchase by the fund, an issue of Tax-exempt securities or other investments may cease to be rated, or its rating may be reduced below the minimum rating required for purchase by the fund. Neither event will require the elimination of an investment from the fund's portfolio, but Putnam Management will consider such an event in its determination of whether the fund should continue to hold an investment in its portfolio.

"Moral obligation" bonds. The fund may invest in so-called “moral obligation” bonds, where repayment of the bond is backed by a moral (but not legally binding) commitment of an entity other than the issuer, such as a state legislature, to pay. Such a commitment may be in addition to the legal commitment of the issuer to repay the bond or may represent the only payment obligation with respect to the bond (where, for example, no amount has yet been specifically appropriated to pay the bond. See “—Municipal leases” below.)

Municipal leases. The fund may acquire participations in lease obligations or installment purchase contract obligations (collectively, “lease obligations”) of municipal authorities or entities. Lease obligations do not constitute general obligations of the municipality for which the municipality’s taxing power is pledged. Certain of these lease obligations contain “non-appropriation” clauses, which provide that the municipality has no obligation to make lease or installment purchase payments in future years unless money is appropriated for such purpose on a yearly basis. In the case of a “non-appropriation” lease, the fund’s ability to recover under the lease in the event of non-appropriation or default will be limited solely to the repossession of the leased property, and in any event, foreclosure of that property might prove difficult.

Additional risks. Securities in which the fund may invest, including Tax-exempt securities, are subject to the provisions of bankruptcy, insolvency and other laws affecting the rights and remedies of creditors, such as the federal Bankruptcy Code (including special provisions related to municipalities and other public entities), and laws, if any, that may be enacted by Congress or state legislatures extending the time for payment of principal or interest, or both, or imposing other constraints upon enforcement of such obligations. There is also the possibility that, as a result of litigation or other conditions, the power, ability or willingness of issuers to meet their obligations for the payment of interest and principal on their Tax-exempt securities may be materially affected.

From time to time, proposals have been introduced before Congress for the purpose of restricting or eliminating the federal income tax exemption for interest on debt obligations issued by states and their political subdivisions. Federal tax laws limit the types and amounts of tax-exempt bonds issuable for certain purposes, especially industrial development bonds and private activity bonds. Such limits may affect the future supply and yields of these types of Tax-exempt securities. Further proposals limiting the issuance of Tax-exempt securities may well be introduced in the future. If it appeared that the availability of Tax-exempt securities for investment by the fund and the value of the fund's portfolio could be materially affected by such changes in law, the Trustees of the fund would reevaluate its investment objective and policies and consider changes in the structure of the fund or its dissolution.

Warrants

The fund may invest in warrants, which are instruments that give the fund the right to purchase certain securities from an issuer at a specific price (the “strike price”) for a limited period of time. The strike price of warrants typically is much lower than the current market price of the underlying securities, yet they are subject to similar price fluctuations. As a result, warrants may be more volatile investments than the underlying securities and may offer greater potential for capital appreciation as well as capital loss. Warrants do not entitle a holder to dividends or voting rights with respect to the underlying securities and do not represent any rights in the assets of the issuing company. Also, the value of the warrant does not necessarily change with the value of the underlying securities and a warrant ceases to have value if it is not exercised prior to the expiration date. These factors can make warrants more speculative than other types of investments.

In addition to warrants on securities, the fund may purchase put warrants and call warrants whose values vary depending on the change in the value of one or more specified securities indices ("index warrants"). Index warrants are generally issued by banks or other financial institutions and give the holder the right, at any time during the term of the warrant, to receive upon exercise of the warrant a cash payment from the issuer based on the value of the underlying index at the time of exercise. In general, if the value of the underlying index rises above the exercise price of the index warrant, the holder of a call warrant will be entitled to receive a cash payment from the issuer upon exercise based on the difference between the value of the index and the exercise price of the warrant; if the value of the underlying index falls, the holder of a put warrant will be entitled to receive a cash payment from the issuer upon exercise based on the difference between the exercise price of the warrant and the value of the index. The holder of a warrant would not be entitled to any payments from the issuer at any time when, in the case of a call warrant, the exercise price is greater than the value of the underlying index, or, in the case of a put warrant, the exercise price is less than the value of the underlying index. If the fund were not to exercise an index warrant prior to its expiration, then the fund would lose the amount of the purchase price paid by it for the warrant.

The fund will normally use index warrants in a manner similar to its use of options on securities indices. The risks of the fund's use of index warrants are generally similar to those relating to its use of index options. Unlike most index options, however, index warrants are issued in limited amounts and are not obligations of a regulated clearing agency, but are backed only by the credit of the bank or other institution which issues the warrant. Also, index warrants generally have longer terms than index options. Index warrants are not likely to be as liquid as certain index options backed by a recognized clearing agency. In addition, the terms of index warrants may limit the fund's ability to exercise the warrants at such time, or in such quantities, as the fund would otherwise wish to do.

Zero-coupon and Payment-in-kind Bonds

The fund may invest without limit in so-called "zero-coupon" bonds and "payment-in-kind" bonds. Zero-coupon bonds are issued at a significant discount from their principal amount in lieu of paying interest periodically. Payment-in-kind bonds allow the issuer, at its option, to make current interest payments on the bonds either in cash or in additional bonds. Because zero-coupon and payment-in-kind bonds do not pay current interest in cash, their value is subject to greater fluctuation in response to changes in market interest rates than bonds that pay interest currently. Both zero-coupon and payment-in-kind bonds allow an issuer to avoid the need to generate cash to meet current interest payments. Accordingly, such bonds may involve greater credit risks than bonds paying interest currently in cash. The fund is required to accrue interest income on such investments and to distribute such amounts at least annually to shareholders even though such bonds do not pay current interest in cash. Thus, it may be necessary at times for the fund to liquidate other investments in order to satisfy its distribution requirements under the Internal Revenue Code.

TAXES

The following discussion of U.S. federal income tax consequences is based on the Internal Revenue Code of 1986, as amended (the “Code”), existing U.S. Treasury regulations, and other applicable authority, as of the date of this SAI. These authorities are subject to change by legislative or administrative action, possibly with retroactive effect. The following discussion is only a summary of some of the important U.S. federal tax considerations generally applicable to investments in the fund. There may be other tax considerations applicable to particular shareholders. Shareholders should consult their own tax advisers regarding their particular situation and the possible application of foreign, state and local tax laws.

Taxation of the fund. The fund intends to qualify each year as a regulated investment company under Subchapter M of the Code. In order to qualify for the special tax treatment accorded regulated investment companies and their shareholders, the fund must, among other things:

(a) derive at least 90% of its gross income for each taxable year from (i) dividends, interest, payments with respect to certain securities loans, and gains from the sale of stock, securities and foreign currencies, or other income (including but not limited to gains from options, futures, or forward contracts) derived with respect to its business of investing in such stock, securities, or currencies, and (ii) net income from interests in “qualified publicly traded partnerships” (a-defined below);

(b) diversify its holdings so that, at the end of each quarter of the fund’s taxable year, (i) at least 50% of the market value of the fund’s total assets is represented by cash and cash items, U.S. Government securities, securities of other regulated investment companies, and other securities limited in respect of any one issuer to a value not greater than 5% of the value of the fund’s total assets and not more than 10% of the outstanding voting securities of such issuer, and (ii) not more than 25% of the value of the fund’s total assets is invested (x) in the securities (other than those of the U.S. Government or other regulated investment companies) of any one issuer or of two or more issuers which the fund controls and which are engaged in the same, similar, or related trades or businesses, or (y) in the securities of one or more qualified publicly traded partnerships (as defined below). In the case of the fund’s investments in loan participations, the fund shall treat a financial intermediary as an issuer for the purposes of meeting this diversification requirement; and

(c) distribute with respect to each taxable year at least 90% of the sum of its investment company taxable income (as that term is defined in the Code without regard to the deduction for dividends paid—generally, taxable ordinary income and the excess, if any, of net short-term capital gains over net long-term capital losses) and net tax-exempt interest income, for such year.

In general, for purposes of the 90% gross income requirement described in paragraph (a) above, income derived from a partnership will be treated as qualifying income only to the extent such income is attributable to items of income of the partnership which would be qualifying income if realized by the regulated investment company. However, 100% of the net income of a regulated investment company derived from an interest in a “qualified publicly traded partnership” (defined as a partnership (i) interests in which are traded on an established securities market or readily tradable on a secondary market or the substantial equivalent thereof and (ii) that derives less than 90% of its income from the qualifying income described in paragraph (a) above) will be treated as qualifying income. In addition, although in general the passive loss rules of the Code do not apply to regulated investment companies, such rules do apply to a regulated investment company with respect to items attributable to an interest in a qualified publicly traded partnership. Finally, for purposes of paragraph (b) above, the term “outstanding voting securities of such issuer” will include the equity securities of a qualified publicly traded partnership.

If the fund qualifies as a regulated investment company that is accorded special tax treatment, the fund will not be subject to federal income tax on income distributed in a timely manner to its shareholders in the form of dividends (including Capital Gain Dividends, as defined below).

If the fund were to fail to qualify as a regulated investment company accorded special tax treatment in any taxable year, the fund would be subject to tax on its taxable income at corporate rates, and all distributions from earnings and profits, including any distributions of net tax-exempt income and net long-term capital gains, would be taxable to shareholders as ordinary income. In addition, the fund could be required to recognize unrealized gains, pay substantial taxes and interest and make substantial distributions before requalifying as a regulated investment company that is accorded special tax treatment.

If the fund fails to distribute in a calendar year substantially all of its ordinary income for such year and substantially all of its capital gain net income for the one-year period ending October 31 (or later if the fund is permitted so to elect and so elects), plus any retained amount from the prior year, the fund will be subject to a 4% excise tax on the undistributed amounts. A dividend paid to shareholders by the fund in January of a year generally is deemed to have been paid by the fund on December 31 of the preceding year, if the dividend was declared and payable to shareholders of record on a date in October, November or December of that preceding year. The fund intends generally to make distributions sufficient to avoid imposition of the 4% excise tax.

Fund distributions. Distributions from the fund (other than exempt-interest dividends, as discussed below) will be taxable to shareholders as ordinary income to the extent derived from the fund’s investment income and net short-term capital gains. Properly designated distributions of net capital gains (that is, the excess of net gains from the sale of capital assets held by the fund for more than one year over net losses from the sale of capital assets held for not more than one year) (“Capital Gain Dividends”) will be taxable to shareholders as such, regardless of how long a shareholder has held the shares in the fund.

If a fund invests all of its assets in shares of underlying funds, its distributable income and gains will normally consist entirely of distributions from underlying funds and gains and losses on the disposition of shares of underlying funds. To the extent that an underlying fund realizes net losses on its investments for a given taxable year, the fund will not be able to recognize its share of those losses (so as to offset distributions of net income or capital gains from other underlying funds) until it disposes of shares of the underlying fund or those losses reduce distributions required to be made by the underlying fund. Moreover, even when the fund does make such a disposition, a portion of its loss may be recognized as a long-term capital loss, which will not be treated as favorably for federal income tax purposes as a short-term capital loss or an ordinary deduction would be. In particular, the fund will not be able to offset any capital losses from its dispositions of underlying fund shares against its ordinary income (including distributions of any net short-term capital gains realized by an underlying fund). As a result of the foregoing rules, and certain other special rules, the amounts of net investment income and net capital gains that the fund will be required to distribute to shareholders may be greater than such amounts would have been had the fund invested directly in the securities held by the underlying funds, rather than investing in shares of the underlying funds. For similar reasons, the character of distributions from a fund (e.g., long-term capital gain, exempt interest, eligibility for dividends-received deduction, etc.) will not necessarily be the same as it would have been had the fund invested directly in the securities held by the underlying funds.

For taxable years beginning before January 1, 2011, “qualified dividend income” received by an individual will be taxed at the rates applicable to long-term capital gain. In order for some portion of the dividends received by a fund shareholder to be qualified dividend income, the fund must meet holding period and other requirements with respect to some portion of the dividend-paying stocks in its portfolio and the shareholder must meet holding period and other requirements with respect to the fund’s shares. A dividend will not be treated as qualified dividend income (at either the fund or shareholder level) (1) if the dividend is received with respect to any share of stock held for fewer than 61 days during the 121-day period beginning on the date which is 60 days before the date on which such share becomes ex-dividend with respect to such dividend (or, on the case of certain preferred stock, 91 days during the 181-day period beginning 90 days before such date), (2) to the extent that the recipient is under an obligation (whether pursuant to a short sale or otherwise) to make related payments with respect to positions in substantially similar or related property, (3) if the recipient elects to have the dividend income treated as investment interest, or (4) if the dividend is received from a foreign corporation that is (a) not eligible for the benefits of a comprehensive income tax treaty with the United States

(with the exception of dividends paid on stock of such a foreign corporation readily tradable on an established securities market in the United States) or (b) treated as a passive foreign investment company.

In general, distributions of investment income designated by a fund as derived from qualified dividend income will be treated as qualified dividend income by a shareholder taxed as an individual provided the shareholder meets the holding period and other requirements described above with respect to such fund’s shares. In any event, if the aggregate qualified dividends received by a fund during any taxable year are 95% or more of its gross income, then 100% of the fund’s dividends (other than properly designated Capital Gain Dividends) will be eligible to be treated as qualified dividend income. For this purpose, the only gain included in the term “gross income” is the excess of net short-term capital gain over net long-term capital loss.

In general, fixed-income and money market funds receive interest, rather than dividends, from their portfolio securities. As a result, it is not currently expected that any significant portion of such funds’ distributions to shareholders will be derived from qualified dividend income.

If a fund receives dividends from an underlying fund that qualifies as a regulated investment company, and the underlying fund designates such dividends as “qualified dividend income,” then the fund may, in turn, designate a portion of its distributions as “qualified dividend income” as well, provided the fund meets the holding period and other requirements with respect to shares of the underlying fund.

Long-term capital gain rates applicable to individuals have been temporarily reduced—in general, to 15% with lower rates applying to taxpayers in the 10% and 15% rate brackets— for taxable years beginning before January 1, 2011.

Exempt-interest dividends. The fund will be qualified to pay exempt-interest dividends to its shareholders only if, at the close of each quarter of the fund’s taxable year, at least 50% of the total value of the fund’s assets consists of obligations the interest on which is exempt from federal income tax. Distributions that the fund properly designates as exempt-interest dividends are treated as interest excludable from shareholders’ gross income for federal income tax purposes but may be taxable for federal alternative minimum tax (“AMT”) purposes and for state and local purposes. If the fund intends to qualify to pay exempt-interest dividends, the fund may be limited in its ability to enter into taxable transactions involving forward commitments, repurchase agreements, financial futures and options contracts on financial futures, tax-exempt bond indices and other assets.

Part or all of the interest on indebtedness, if any, incurred or continued by a shareholder to purchase or carry shares of the fund paying exempt-interest dividends is not deductible. The portion of interest that is not deductible is equal to the total interest paid or accrued on the indebtedness, multiplied by the percentage of the fund’s total distributions (not including distributions from net long-term capital gains) paid to the shareholder that are exempt-interest dividends. Under rules used by the Internal Revenue Service to determine when borrowed funds are considered used for the purpose of purchasing or carrying particular assets, the purchase of shares may be considered to have been made with borrowed funds even though such funds are not directly traceable to the purchase of shares.

In general, exempt-interest dividends, if any, attributable to interest received on certain private activity obligations and certain industrial development bonds will not be tax-exempt to any shareholders who are “substantial users” of the facilities financed by such obligations or bonds or who are “related persons” of such substantial users.

A fund that is qualified to pay exempt-interest dividends will inform investors within 60 days of the fund’s fiscal year-end of the percentage of its income distributions designated as tax-exempt. The percentage is applied uniformly to all distributions made during the year. The percentage of income designated as tax-exempt for any particular distribution may be substantially different from the percentage of the fund’s income that was tax-exempt during the period covered by the distribution.

Exempt-interest dividends may be taxable for purposes of the federal AMT. For individual shareholders, exempt-interest dividends that are derived from interest on private activity bonds that are issued after August 7, 1986 (other than a “qualified 501(c)(3) bond,” as such term is defined in the Code) generally must be included in an individual’s tax base for purposes of calculating the shareholder’s liability for federal AMT. Corporate shareholders will be required to include all exempt-interest dividends in determining their federal AMT. The AMT calculation for corporations is based, in part, on a corporation’s earnings and profits for the year. A corporation must include all exempt-interest dividends in calculating its earnings and profits for the year.

Putnam AMT-Free Insured Municipal Fund intends to distribute exempt-interest dividends that will not be taxable for federal AMT purposes for individuals. It intends to make such distributions by investing in tax exempt securities other than private activity bonds that are issued after August 7, 1986 (other than “qualified 501(c)(3) bonds,” as such term is defined in the Code). Because corporate shareholders are required to include all exempt-interest dividends in determining their federal AMT, exempt-interest dividends distributed by Putnam AMT-Free Insured Municipal Fund will be taxable for purposes of the federal AMT.

Hedging transactions. If the fund engages in hedging transactions, including hedging transactions in options, futures contracts, and straddles, or other similar transactions, it will be subject to special tax rules (including constructive sale, mark-to-market, straddle, wash sale, and short sale rules), the effect of which may be to accelerate income to the fund, defer losses to the fund, cause adjustments in the holding periods of the fund’s securities, convert long-term capital gains into short-term capital gains or convert short-term capital losses into long-term capital losses. These rules could therefore affect the amount, timing and character of distributions to shareholders. The fund will endeavor to make any available elections pertaining to such transactions in a manner believed to be in the best interests of the fund.

Certain of the fund’s hedging activities (including its transactions, if any, in foreign currencies or foreign currency-denominated instruments) are likely to produce a difference between its book income and its taxable income. If the fund’s book income exceeds its taxable income, the distribution (if any) of such excess will be treated as (i) a dividend to the extent of the fund’s remaining earnings and profits (including earnings and profits arising from tax-exempt income), (ii) thereafter as a return of capital to the extent of the recipient’s basis in the shares, and (iii) thereafter as gain from the sale or exchange of a capital asset. If the fund’s book income is less than its taxable income (or, for tax-exempt funds, the sum of its net tax-exempt and taxable income), the fund could be required to make distributions exceeding book income to qualify as a regulated investment company that is accorded special tax treatment.

In general, 40% of the gain or loss arising from the closing out of a futures contract traded on an exchange approved by the CFTC is treated as short-term gain or loss, and 60% is treated as long-term gain or loss.

Return of capital distributions. If the fund makes a distribution to you in excess of its current and accumulated “earnings and profits” in any taxable year, the excess distribution will be treated as a return of capital to the extent of your tax basis in your shares, and thereafter as capital gain. A return of capital is not taxable, but it reduces your tax basis in your shares, thus reducing any loss or increasing any gain on a subsequent taxable disposition by you of your shares.

Dividends and distributions on the fund’s shares are generally subject to federal income tax as described herein to the extent they do not exceed the fund’s realized income and gains, even though such dividends and distributions may economically represent a return of a particular shareholder’s investment. Such distributions are likely to occur in respect of shares purchased at a time when the fund’s net asset value reflects gains that are either unrealized, or realized but not distributed. Distributions are taxable to a shareholder even if they are paid from income or gains earned by the fund prior to the shareholder’s investment (and thus included in the price paid by the shareholder).

Securities issued or purchased at a discount. The fund’s investment in securities issued at a discount and certain other obligations will (and investments in securities purchased at a discount may) require the fund to accrue and distribute income not yet received. In order to generate sufficient cash to make the requisite distributions, the fund may be required to sell securities in its portfolio that it otherwise would have continued to hold.

Capital loss carryover. Distributions from capital gains are generally made after applying any available capital loss carryovers. The amounts and expiration dates of any capital loss carryovers available to the fund are shown in Note 1 (Federal income taxes) to the financial statements included in Part I of this SAI or incorporated by reference into this SAI.

Foreign currency-denominated securities and related hedging transactions. The fund’s transactions in foreign currencies, foreign currency-denominated debt securities and certain foreign currency options, futures contracts and forward contracts (and similar instruments) may give rise to ordinary income or loss to the extent such income or loss results from fluctuations in the value of the foreign currency concerned.

If more than 50% of the fund’s assets at year end consists of the securities of foreign corporations, the fund may elect to permit shareholders to claim a credit or deduction on their income tax returns for their pro rata portion of qualified taxes paid by the fund to foreign countries in respect of foreign securities the fund has held for at least the minimum period specified in the Code. In such a case, shareholders will include in gross income from foreign sources their pro rata shares of such taxes. A shareholder’s ability to claim a foreign tax credit or deduction in respect of foreign taxes paid by the fund may be subject to certain limitations imposed by the Code, as a result of which a shareholder may not get a full credit or deduction for the amount of such taxes. In particular, shareholders must hold their fund shares (without protection from risk of loss) on the ex-dividend date and for at least 15 additional days during the 30-day period surrounding the ex-dividend date to be eligible to claim a foreign tax credit with respect to a given dividend. Shareholders who do not itemize on their federal income tax returns may claim a credit (but no deduction) for such foreign taxes.

Under current law, a fund cannot pass through to shareholders foreign tax credits borne in respect of foreign securities income earned by underlying funds. In general, a fund may elect to pass through to its shareholders foreign income taxes it pays only in the case where it directly holds more than 50% of its assets in foreign stock and securities at the close of its taxable year. Foreign securities held indirectly through an underlying fund do not contribute to this 50% threshold.

Investment by the fund in “passive foreign investment companies” (PFICs”) could subject the fund to a U.S. federal income tax (including interest charges) on distributions received from the company or on the proceeds from the sale of its investment in such a company. This tax cannot be eliminated by making distributions to fund shareholders; however, this tax can be avoided by making an election to mark such investments to market annually or to treat the passive foreign investment company as a “qualified electing fund.” The QEF and market –to-market elections may have the effect of accelerating the recognition of income (without the receipt of cash) and increasing the amount required to be distributed by the fund to avoid taxation. Making either of these elections therefore may require the fund to liquidate other investments to meet its distribution requirement, which may also accelerate the recognition of gain and affect the fund’s total return. Dividends paid by PFICs will not be eligible to be treated as “qualified dividend income.”

A “passive foreign investment company” is any foreign corporation: (i) 75 percent or more of the income of which for the taxable year is passive income, or (ii) the average percentage of the assets of which (generally by value, but by adjusted tax basis in certain cases) that produce or are held for the production of passive income is at least 50 percent. Generally, passive income for this purpose means dividends, interest (including income equivalent to interest), royalties, rents, annuities, the excess of gains over losses from certain property transactions and commodities transactions, and foreign currency gains. Passive income for this purpose does not include rents and royalties received by the foreign corporation from active business and certain income received from related persons.

Sale or redemption of shares. The sale, exchange or redemption of fund shares may give rise to a gain or loss. In general, any gain or loss realized upon a taxable disposition of shares will be treated as long-term capital gain or loss if the shares have been held for more than 12 months. Otherwise the gain or loss on the sale, exchange or redemption of fund shares will be treated as short-term capital gain or loss. However, if a shareholder sells shares at a loss within six months of purchase, any loss will be disallowed for federal income tax purposes to the extent of any exempt-interest dividends received on such shares. In addition, any loss (not already disallowed as provided in the preceding sentence) realized upon a taxable disposition of shares held for six months or less will be treated as long-term, rather than short-term, to the extent of any Capital Gain Dividends received by the shareholder with respect to the shares. All or a portion of any loss realized upon a taxable disposition of fund shares will be disallowed if other shares of the same fund are purchased within 30 days before or after the disposition. In such a case, the basis of the newly purchased shares will be adjusted to reflect the disallowed loss.

Depending on a fund’s percentage ownership in an underlying fund both before and after a redemption of underlying fund shares, the fund’s redemption of shares of such underlying fund may cause the fund to be treated as receiving a dividend treated as qualified dividend income, if applicable, or otherwise taxable as ordinary income on the full amount of the distribution instead of receiving capital gain income on the shares of the underlying fund. This would be the case where the fund holds a significant interest in an underlying fund and redeems only a small portion of such interest.

Shares purchased through tax-qualified plans. Special tax rules apply to investments though defined contribution plans and other tax-qualified plans. Shareholders should consult their tax advisers to determine the suitability of shares of a fund as an investment through such plans and the precise effect of an investment on their particular tax situation.

Backup withholding. The fund generally is required to withhold and remit to the U.S. Treasury a percentage of the taxable dividends and other distributions paid to any individual shareholder who fails to furnish the fund with a correct taxpayer identification number (TIN), who has under-reported dividends or interest income, or who fails to certify to the fund that he or she is not subject to such withholding. Pursuant to recently enacted tax legislation, the backup withholding rules may also apply to distributions that are properly designated as exempt-interest dividends. The back-up withholding tax rate is 28% for amounts paid through 2010. This legislation will expire and the back-up withholding rate will be 31% for amounts paid after December 31, 2010, unless Congress enacts tax legislation providing otherwise.

In order for a foreign investor to qualify for exemption from the back-up withholding tax rates and for reduced withholding tax rates under income tax treaties, the foreign investor must comply with special certification and filing requirements. Foreign investors in a fund should consult their tax advisers in this regard.

Tax shelter reporting regulations. Under U.S. Treasury regulations, if a shareholder realizes a loss on disposition of fund shares of $2 million or more for an individual shareholder or $10 million or more for a corporate shareholder, the shareholder must file with the Internal Revenue Service a disclosure statement on Form 8886. Direct shareholders of portfolio securities are in many cases excepted from this reporting requirement, but under current guidance, shareholders of a regulated investment company are not excepted. Future guidance may extend the current exception from this reporting requirement to shareholders of most or all regulated investment companies.

Non-U.S. Shareholders. In general, dividends (other than Capital Gain Dividends or exempt-interest dividends) paid by the fund to a shareholder that is not a “U.S. person” within the meaning of the Code (a “foreign person”) are subject to withholding of U.S. federal income tax at a rate of 30% (or lower applicable treaty rate) even if they are funded by income or gains (such as portfolio interest, short-term capital gains, or foreign-source dividend and interest income) that, if paid to a foreign person directly, would not be subject to withholding. However, for taxable years of the fund beginning before January 1, 2008, the fund will not be required to withhold any amounts (i) with respect to distributions (other than distributions to a foreign person (w) that has not provided a satisfactory statement that the beneficial owner is not a U.S. person, (x) to the extent that the dividend is attributable to certain interest on an obligation if the foreign person is the issuer or is a 10% shareholder of the issuer, (y) that is within certain foreign countries that have inadequate information exchange with the United States, or (z) to the extent the dividend is attributable to interest paid by a person that is a related person of the foreign person and the foreign person is a controlled foreign corporation) from U.S.-source interest income that would not be subject to U.S. federal income tax if earned directly by an individual foreign person, to the extent such distributions are properly designated by the fund (an “interest-related dividend”), and (ii) with respect to distributions (other than distributions to an individual foreign person who is present in the United States for a period or periods aggregating 183 days or more during the year of the distribution) of net short-term capital gains in excess of net long-term capital losses, to the extent such distributions are properly designated by the fund (a “short-term capital gain dividend”). A fund may opt not to designate dividends as interest-related dividends or short-term capital gain dividends to the full extent permitted by the Code. In addition, as indicated above, Capital Gain Dividends will not be subject to withholding of U.S. federal income tax.

The fact that a fund achieves its investment objectives by investing in underlying funds will generally not adversely affect the fund’s ability to pass on to foreign shareholders the full benefit of the interest-related dividends and short-term capital gain dividends that it receives from its underlying investments in the funds, except possibly to the extent that (1) interest-related dividends received by the fund are offset by deductions allocable to the fund’s qualified interest income or (2) short-term capital gain dividends received by the fund are offset by the fund’s net short- or long-term capital losses, in which case the amount of a distribution from the fund to a foreign shareholder that is properly designated as either an interest-related dividend or a short-term capital gain dividend, respectively, may be less than the amount that such shareholder would have received had they invested directly in the underlying funds.

If a beneficial holder who is a foreign person has a trade or business in the United States, and the dividends are effectively connected with the conduct by the beneficial holder of a trade or business in the United States, the dividend will be subject to U.S. federal net income taxation at regular income tax rates.

Under U.S. federal tax law, a beneficial holder of shares who is a foreign person is not, in general, subject to U.S. federal income tax on gains (and is not allowed a deduction for losses) realized on the sale of shares of the fund or on Capital Gain Dividends unless (i) such gain or Capital Gain Dividend is effectively connected with the conduct of a trade or business carried on by such holder within the United States or (ii) in the case of an individual holder, the holder is present in the United States for a period or periods aggregating 183 days or more during the year of the sale or Capital Gain Dividend and certain other conditions are met.

MANAGEMENT

Trustees

Name, Address[1] , Year of	Principal	Other Directorships Held by Trustee
Birth, Position(s) Held with	Occupation(s) During
Fund and Length of Service	Past 5 Years
as a Putnam Fund Trustee[2]

Jameson A. Baxter (Born	President of Baxter	Director of ASHTA Chemicals, Inc., Banta
1943), Trustee since 1994 and	Associates, Inc., a	Corporation (a printing and digital imaging firm),
Vice Chairman since 2005	private investment firm	Ryerson Tull, Inc. (a steel service corporation), the
	that she founded in	Mutual Fund Directors Forum, Advocate Health
	1986.	Care and BoardSource (formerly the National Center
for Nonprofit Boards). She is Chairman Emeritus of
the Board of Trustees, Mount Holyoke College,
having served as Chairman for five years and as a
board member for thirteen years. Until 2002, Ms.
Baxter was a Director of Intermatic Corporation (a
manufacturer of energy control products).

Charles B. Curtis (Born	President and Chief	Member of the Council on Foreign Relations and the
1940), Trustee since 2001	Operating Officer,	Trustee Advisory Council of the Applied Physics
	Nuclear Threat Initiative	Laboratory, Johns Hopkins University and serves as
	(a private foundation	a Director of Edison International and Southern
	dealing with national	California Edison. Until 2003, Mr. Curtis was a
	security issues) and	Member of the Electric Power Research Institute
	serves as Senior Advisor	Advisory Council and the University of Chicago
	to the United Nations	Board of Governors for Argonne National
	Foundation.	Laboratory. Prior to 2002, Mr. Curtis was a
Member of the Board of Directors of the Gas
Technology Institute and the Board of Directors of
the Environment and Natural Resources Program
Steering Committee, John F. Kennedy School of
Government, Harvard University. Until 2001, Mr.
Curtis was a Member of the Department of Defense
Policy Board and Director of EG&G Technical
Services, Inc. (a fossil energy research and
development support company).

Name, Address[1] , Year of	Principal	Other Directorships Held by Trustee
Birth, Position(s) Held with	Occupation(s) During
Fund and Length of Service	Past 5 Years
as a Putnam Fund Trustee[2]

Myra R. Drucker (Born	Ms. Drucker is Chair of	Ms. Drucker is an ex-officio member of the New
1948), Trustee since 2004	the Board of Trustees of	York Stock Exchange (NYSE) Pension Managers
	Commonfund (a not-for-	Advisory Committee, having served as Chair for
	profit firm specializing	seven years and a member of the Executive
	in asset management for	Committee of the Committee on Investment of
	educational endowments	Employee Benefit Assets. Until August 31, 2004,
	and foundations), Vice	Ms. Drucker was Managing Director and a member
	Chair of the Board of	of the Board of Directors of General Motors Asset
	Trustees of Sarah	Management and Chief Investment Officer of
	Lawrence College, and a	General Motors Trust Bank. Ms. Drucker also
	member of the	served as a member of the NYSE Corporate
	Investment Committee	Accountability and Listing Standards Committee
	of the Kresge	and the NYSE/NASD IPO Advisory Committee.
	Foundation (a charitable	Prior to joining General Motors Asset Management
	trust). She is also a	in 2001, Ms. Drucker held various executive
	director of New York	positions in the investment management industry.
	Stock Exchange LLC, a	Ms. Drucker served as Chief Investment Officer of
	wholly-owned	Xerox Corporation (a technology and service
	subsidiary of the	company in the document industry), where she was
	publicly-traded NYSE	responsible for the investment of the company’s
	Group, Inc., a director of	pension assets. Ms. Drucker was also Staff Vice
	Interactive Data	President and Director of Trust Investments for
	Corporation (a provider	International Paper (a paper products, paper
	of financial market data,	distribution, packaging and forest products
	analytics and related	company) and previously served as Manager of
	services to financial	Trust Investments for Xerox Corporation.
institutions and
individual investors),
and an advisor to RCM
Capital Management.

John A. Hill (Born 1942),	Vice Chairman, First	Director of Devon Energy Corporation,
Trustee since 1985 and	Reserve Corporation (a	TransMontaigne Oil Company, Continuum Health
Chairman since 2000	private equity buyout	Partners of New York and various private companies
	firm that specializes in	controlled by First Reserve Corporation, as well as
	energy investments in	Chairman of TH Lee, Putnam Investment Trust (a
	the diversified world-	closed-end investment company advised by an
	wide energy industry).	affiliate of Putnam Management). He is also a
Trustee of Sarah Lawrence College.

Name, Address[1] , Year of	Principal	Other Directorships Held by Trustee
Birth, Position(s) Held with	Occupation(s) During
Fund and Length of Service	Past 5 Years
as a Putnam Fund Trustee[2]

Paul L. Joskow (Born 1947),	Elizabeth and James	Director of National Grid Transco (a UK-based
Trustee since 1997	Killian Professor of	holding company with interests in electric and gas
	Economics and	transmission and distribution and
	Management, and	telecommunications infrastructure) and TransCanada
	Director of the Center	Corporation (an energy company focused on natural
	for Energy and	gas transmission and power services). He has also
	Environmental Policy	been President of the Yale University Council since
	Research at the	1993. Prior to February 2005, he served on the
	Massachusetts Institute	board of the Whitehead Institute for Biomedical
	of Technology.	Research (a non-profit research institution). Prior to
February 2002, he was a Director of State Farm
Indemnity Company (an automobile insurance
company), and prior to March 2000, he was a
Director of New England Electric System (a public
utility holding company).

Elizabeth T. Kennan (Born	Partner in Cambus-	Lead Director of Northeast Utilities and is a Director
1938), Trustee since 1992	Kenneth Farm	of Talbots, Inc. (a distributor of women’s apparel).
	(thoroughbred horse and	She is a Trustee of National Trust for Historic
	cattle breeding). She is	Preservation, of Centre College and of Midway
	President Emeritus of	College (in Midway, Kentucky). Until 2006 she was
	Mount Holyoke College.	a Member of The Trustees of Reservations. Prior to
2001, Dr. Kennan served on the oversight committee
of the Folger Shakespeare Library. Prior to
September 2000, she was a Director of Chastain
Real Estate; and prior to June 2000, she was a
Director of Bell Atlantic Corp.

Kenneth R, Leibler (Born	Founding partner of and	Prior to December 2006, Mr. Leibler served as a
1949), Trustee since 2006	advisor to the Boston	director of the Optimum Funds Group. Prior to
	Options Exchange and	October, 2006 he served as a director of ISO New
	lead director of Ruder	England, the organization responsible for the
	Finn Group, a global	operation of the electric generation system in the
	communications and	New England states. Prior to 2000, he was a director
	advertising firm. He	of the Investment Company Institute in Washington,
	currently serves as a	D.C. Prior to January, 2005, Mr. Leibler served as
	Trustee of Beth Israel	Chairman and Chief Executive Officer of the Boston
	Deaconess Hospital in	Stock Exchange. Prior to January 2000, he served as
	Boston and as a board	President and Chief Executive Officer of Liberty
	member of Northeast	Financial Companies, a publicly traded diversified
	Utilities.	asset management organization. Prior to June 1990,
he served as President and Chief Operating Officer
of the American Stock Exchange. Prior to serving
as Amex President, he held the position of Chief
Financial Officer, and headed its management and
marketing operations.

Name, Address[1] , Year of	Principal	Other Directorships Held by Trustee
Birth, Position(s) Held with	Occupation(s) During
Fund and Length of Service	Past 5 Years
as a Putnam Fund Trustee[2]

Robert E. Patterson (Born	Senior Partner of Cabot	Chairman Emeritus and Trustee of the Joslin
1945), Trustee since 1984	Properties, L.P. and	Diabetes Center and a Director of Brandywine Trust
	Chairman of Cabot	Group, LLC. Prior to December 2001 and June
	Properties, Inc. (a	2003, Mr. Patterson served as a Trustee of Cabot
	private equity firm	Industrial Trust and Sea Education Association,
	investing in commercial	respectively.
real estate). Prior to
December 2001, he was
President of Cabot
Industrial Trust (a
publicly traded real
estate investment trust).

W. Thomas Stephens (Born	Chairman and Chief	Director of TransCanada Pipelines Limited. Until
1942), Trustee since 1997	Executive Officer of	2004, Mr. Stephens was a Director of Xcel Energy
	Boise Cascade, L.L.C. (a	Incorporated (a public utility company), Qwest
	paper, forest product and	Communications and Norske Canada, Inc. (a paper
	timberland assets	manufacturer). Until 2003, Mr. Stephens was a
	company).	Director of Mail-Well, Inc. (a diversified printing
company). Prior to July 2001, Mr. Stephens was
Chairman of Mail-Well.

Richard B. Worley (Born	Managing Partner of	Serves on the Executive Committee of the
1945), Trustee since 2004	Permit Capital LLC (an	University of Pennsylvania Medical Center. He is a
	investment management	Trustee of The Robert Wood Johnson Foundation (a
	firm). Prior to 2002, he	philanthropic organization devoted to health care
	served as Chief Strategic	issues) and Director of The Colonial Williamsburg
	Officer of Morgan	Foundation (a historical preservation organization).
	Stanley Investment	Mr. Worley also serves on the investment
	Management. He	committees of Mount Holyoke College and World
	previously served as	Wildlife Fund (a wildlife conservation organization).
President, Chief
Executive Officer and
Chief Investment Officer
of Morgan Stanley Dean
Witter Investment
Management and as a
Managing Director of
Morgan Stanley (a
financial services firm).

Name, Address[1] , Year of	Principal	Other Directorships Held by Trustee
Birth, Position(s) Held with	Occupation(s) During
Fund and Length of Service	Past 5 Years
as a Putnam Fund Trustee[2]

Interested Trustees

*Charles E. Haldeman, Jr.	President and Chief	Serves on the Board of Governors of the Investment
(Born 1948), Trustee since	Executive Officer of	Company Institute and as a Trustee of Dartmouth
2004	Putnam, LLC (“Putnam	College and Emeritus Trustee of Abington Memorial
	Investments”). Member	Hospital.
of Putnam Investments’
Executive Board of
Directors and Advisory
Council. Prior to
November 2003, Mr.
Haldeman served as Co-
Head of Putnam
Investments’ Investment
Division. Prior to joining
Putnam Investments in
2002, he served as Chief
Executive Officer of
Delaware Investments
and President and Chief
Operating Officer of
United Asset
Management.

*George Putnam III (Born	President of New	Director of The Boston Family Office, L.L.C. (a
1951), Trustee since 1984 and	Generation Research,	registered investment advisor), and a Trustee of St.
President since 2000	Inc. (a publisher of	Mark’s School and Shore Country Day School.
	financial advisory and	Until 2002, Mr. Putnam was a Trustee of the Sea
	other research services)	Education Association.
and of New Generation
Advisers, Inc. (a
registered investment
adviser to private funds).
Both firms he founded in
1986.

1The address of each Trustee is One Post Office Square, Boston, MA 02109. As of December 31, 2006, there were 107 Putnam Funds.

2Each Trustee serves for an indefinite term, until his or her resignation, retirement at age 72, death or removal

*Trustees who are or may be deemed to be “interested persons” (as defined in the Investment Company Act 1940) of the fund, Putnam Management, Putnam Retail Management Limited Partnership (“Putnam Retail Management”) or Marsh & McLennan Companies, Inc., the parent company of Putnam Investments and its affiliated companies. Messrs. Putnam, III and Haldeman are deemed “interested persons” by virtue of their positions as officers of the fund or Putnam Management or Putnam Retail Management and as shareholders Marsh & McLennan Companies, Inc. Charles E. Haldeman, Jr. is President and Chief Executive Officer of Putnam Investments. George Putnam, III is the President of the Fund and each of the other Putnam Funds.

Officers

In addition to George Putnam III, the fund’s President, the other officers of the fund are shown below. All of the officers of your fund, with the exception of George Putnam III, are employees of Putnam Management or its affiliates or are members of the Trustees’ independent administrative staff.

Name, Address[1] , Year of	Length of Service with	Principal Occupation(s) During Past 5 Years and
Birth, Position(s) Held with	the Putnam Funds[2]	Position(s) with Fund’s Investment Adviser and
Fund		Distributor[3]

Charles E. Porter[4]	Since 1989	Executive Vice President, Associate Treasurer and
(Born 1938), Executive Vice		Principal Executive Officer, The Putnam Funds.
President, Principal Executive
Officer, Associate Treasurer
and Compliance Liaison

Jonathan S. Horwitz[4]	Since 2004
(Born 1955), Senior Vice		°	Senior Vice President and Treasurer,
President and Treasurer			The Putnam Funds. Prior to 2004,
Managing Director, Putnam
Investments.

Steven D. Krichmar	Since 2002
(Born 1958), Vice President		°	Senior Managing Director, Putnam
and Principal Financial Officer			Investments. Prior to 2001, Partner,
PricewaterhouseCoopers LLP.

Janet C. Smith	Since 2007
(Born 1965), Vice President,		°	Managing Director, Putnam
Assistant Treasurer and			Investments, Putnam Management
Principal Accounting Officer

Beth S. Mazor	Since 2002
(Born 1958), Vice President		°	Managing Director, Putnam
Investments.

Robert R. Leveille	Since 2007
(Born 1969), Chief		°	Managing Director, Putnam
Compliance Officer			Investments, Putnam Management
and Putnam Retail Management.
Prior to 2005, Mr. Leveille was a
member of Bell Boyd & Lloyd LLC,
and prior to 2003, he was Vice
President and Senior Counsel of
Liberty Funds Group LLC.

Mark C. Trenchard	Since 2002
(Born 1962), Vice President		°	Managing Director, Putnam
and BSA Compliance Officer			Investments.

Francis J. McNamara, III	Since 2004
(Born 1955), Vice President		°	Senior Managing Director, Putnam
and Chief Legal Officer			Investments, Putnam Management
and Putnam Retail Management.
Prior to 2004, Mr. McNamara was
General Counsel of State Street
Research & Management Company.

Name, Address[1] , Year of	Length of Service with	Principal Occupation(s) During Past 5 Years and
Birth, Position(s) Held with	the Putnam Funds[2]	Position(s) with Fund’s Investment Adviser and
Fund		Distributor[3]

James P. Pappas	Since 2004
(Born 1953), Vice President		°	Managing Director, Putnam
Investments. During 2002, Mr.
Pappas was Chief Operating Officer
of Atalanta/Sosnoff Management
Corporation. Prior to 2001, he was
President and Chief Executive
Officer of UAM Investment Services,
Inc.

Richard S. Robie, III	Since 2004
(Born 1960), Vice President		°	Senior Managing Director, Putnam
Investments. Prior to 2003, Mr.
Robie was Senior Vice President of
United Asset Management
Corporation.

Judith Cohen[4]	Since 1993
(Born 1945), Vice President,		°	Vice President, Clerk and Assistant
Clerk and Assistant Treasurer			Treasurer, The Putnam Funds.

Wanda M. McManus[4]	Since 1993
(Born 1947), Vice President,		°	Vice President, Senior Associate
Senior Associate Treasurer and			Treasurer and Assistant Clerk, The
Assistant Clerk			Putnam Funds.

Nancy E. Florek[4]	Since 2000
(Born 1957), Vice President,		°	Vice President, Assistant Clerk,
Assistant Clerk, Assistant			Assistant Treasurer and Proxy
Treasurer and Proxy Manager			Manager, The Putnam Funds.

Susan G. Malloy	Since 2007
(Born 1957),Vice President		°	Managing Director, Putnam
and Assistant Treasurer			Investments

1The address of each Officer is One Post Office Square, Boston, MA 02109.

2Each officer serves for an indefinite term, until his or her resignation, retirement, death or removal.

3Prior positions and/or officer appointments with the fund or the fund’s investment adviser and distributor have been omitted.

4Officers of the fund who are members of the Trustees’ independent administrative staff. Compensation for these individuals is fixed by the Trustees and reimbursed to Putnam Management.

Except as stated above, the principal occupations of the officers and Trustees for the last five years have been with the employers as shown above, although in some cases they have held different positions with such employers.

Standing Committees of the Board of Trustees

Audit and Compliance Committee. The Audit and Compliance Committee provides oversight on matters relating to the preparation of the funds’ financial statements, compliance matters and Codes of Ethics issues. This oversight is discharged by regularly meeting with management and the funds’ independent auditors and keeping current on industry developments. Duties of this Committee also include the review and evaluation of all matters and relationships pertaining to the funds’ independent auditors, including their independence. The members of the Committee include only Trustees who are not “interested persons” of the funds or Putnam

Management. Each member of the Committee also is “independent,” as such term is interpreted for purposes of Rule 10A-3(b)(1) of the Securities Exchange Act of 1934, as amended, and the listing standards of the New York Stock Exchange and the American Stock Exchange. The Board of Trustees has adopted a written charter for the Committee. The Committee currently consists of Messrs. Patterson (Chairperson), Hill, Leibler and Stephens.

Board Policy and Nominating Committee. The Board Policy and Nominating Committee reviews matters pertaining to the operations of the Board of Trustees and its Committees, the compensation of the Trustees and their staff and the conduct of legal affairs for the funds. The Committee evaluates and recommends all candidates for election as Trustees and recommends the appointment of members and chairs of each board committee. The Committee will consider nominees for Trustee recommended by shareholders of a fund provided that such recommendations are submitted by the date disclosed in the fund’s proxy statement and otherwise comply with applicable securities laws, including Rule 14a-8 under the Securities Exchange Act of 1934, as amended. The Committee also reviews policy matters affecting the operation of the Board and its independent staff and makes recommendations to the Board as appropriate. In addition, the Committee oversees the voting of proxies associated with portfolio investments of the funds with the goal of ensuring that these proxies are voted in the best interest of the funds’ shareholders. The Committee is composed exclusively of Trustees who are not “interested persons” of the funds or Putnam Management. The Committee currently consists of Dr. Kennan (Chairperson), Ms. Baxter and Messrs. Hill and Patterson.

Brokerage Committee. The Brokerage Committee reviews the policies and procedures of the funds regarding the execution of portfolio transactions for the funds, including policies regarding: the selection of brokers and dealers to execute portfolio transactions; the establishment of brokerage commissions rates; and the generation and use of soft dollar credits. The Committee also oversees the implementation by Putnam Management of such policies and procedures. The Committee reviews periodic reports regarding payments made, the quality of execution obtained by the funds, and the value of research obtained by Putnam Management in connection with their portfolio transactions on behalf of the funds. The Committee currently consists of Dr. Joskow (Chairperson), Ms. Drucker and Mr. Putnam.

Contract Committee. The Contract Committee reviews and evaluates at least annually all arrangements pertaining to the engagement of Putnam Management and its affiliates to provide services to the funds and the engagement of other persons to provide material services to the funds, including in particular those instances where the cost of services is shared between the funds and Putnam Management and its affiliates or where Putnam Management or its affiliates have a material interest. The Committee recommends to the Trustees such changes in arrangements that it deems appropriate. The Committee also reviews the conversion of class B shares into class A shares of the funds in accordance with procedures approved by the Trustees. After review and evaluation, the Committee recommends to the Trustees the proposed organization of new fund products and proposed structural changes to existing funds. The Committee is composed exclusively of Trustees who are not “interested persons” of the funds or Putnam Management. The Committee currently consists of Ms. Baxter (Chairperson), Dr. Kennan and Messrs. Curtis and Worley.

Distributions Committee. The Distributions Committee oversees all fund distributions. The Committee makes recommendations to the Trustees of the funds regarding the amount and timing of distributions paid by the funds, and approves such matters when the Trustees are not in session. The Committee also oversees the policies and procedures pursuant to which Putnam Management prepares recommended distributions, and meets regularly with representatives of Putnam Management to review the implementation of such policies and procedures. The Committee currently consists of Mr. Putnam (Chairperson), Ms. Drucker and Dr. Joskow.

Executive Committee. The functions of the Executive Committee are twofold. The first is to ensure that the funds’ business may be conducted at times when it is not feasible to convene a meeting of the Trustees or for the Trustees to act by written consent. The Committee may exercise any or all of the power and authority of the Trustees when the Trustees are not in session. The second is to establish annual and ongoing goals, objectives and priorities for the Board of Trustees and to ensure coordination of all efforts between the

Trustees and Putnam Management on behalf of the shareholders of the funds. The Committee currently consists of Messrs. Hill (Chairperson), Curtis, Patterson and Putnam (ex officio), Dr. Joskow and Ms. Baxter.

Investment Oversight Committees. These Committees regularly meet with investment personnel of Putnam Management to review the investment performance and strategies of the funds in light of their stated investment objectives and policies. Investment Oversight Committee A currently consists of Mses. Drucker (Chairperson) and Baxter and Mr. Curtis. Investment Oversight Committee B currently consists of Drs. Joskow (Chairperson) and Kennan and Mr. Stephens. Investment Committee C currently consists of Messrs. Leibler (Chairperson), Patterson and Putnam. Investment Oversight Committee D currently consists of Messrs. Worley (Chairperson), Haldeman and Hill.

Investment Process Committee. The Investment Process Committee complements the work of the Investment Oversight Committees by monitoring Putnam Management’s investment philosophies, investment processes and investment personnel. The Committee reviews Putnam Management’s research capabilities; risk management processes; recruiting, training and compensation of investment personnel; performance measurement; and portfolio construction. The Committee currently consists of Ms. Drucker (Chairperson), Dr. Joskow and Mr. Putnam.

Marketing Committee. The Marketing Committee oversees the marketing and sale of fund shares by Putnam Retail Management. The Committee reviews (i) services provided by Putnam Retail Management under its Distributor’s Contracts with the funds, (ii) sales charges imposed in connection with the sale of fund shares, (iii) expenditure of the funds’ assets for distribution and shareholder services pursuant to Distribution Plans of the funds, (iv) financial arrangements between Putnam Retail Management and financial intermediaries related to the sale of fund shares and (v) compliance by Putnam Retail Management with applicable federal and state laws and regulations governing the sale of fund shares. The Committee also exercises general oversight of marketing and sales communications used by Putnam Retail Management in connection with the sale of fund shares. The Committee currently consists of Mr. Curtis (Chairperson), Ms. Baxter, Dr. Kennan and Mr. Worley.

Pricing Committee. The Pricing Committee oversees the implementation of the funds’ policies and procedures for achieving accurate and timely pricing of the funds’ shares, including oversight of fair value determinations of individual securities made by Putnam Management or other designated agents of the funds. The Committee also oversees compliance by money market funds with Rule 2a-7, interfund transactions pursuant to Rule 17a-7 and the correction of occasional pricing errors. The Committee also receives reports on various other matters, including reports on the liquidity of portfolio securities. The Committee currently consists of Mr. Stephens (Chairperson) and Messrs. Hill, Leibler and Patterson.

Shareholder Communications and Relations Committee. The Shareholder Communications and Relations Committee reviews certain communications sent to fund shareholders, including shareholder reports, prospectuses, proxy statements and other materials. The Committee oversees the policies and procedures pursuant to which such shareholder communications are prepared, and the implementation by Putnam Management of such policies and procedures. The Committee reviews periodic reports regarding the costs to the funds of preparing and distributing such communications. The Committee also reviews periodic reports regarding comments and suggestions received with respect to such communications. The Committee currently consists of Mr. Putnam (Chairperson), Ms. Drucker and Dr. Joskow.

The Agreement and Declaration of Trust of the fund provides that the fund will indemnify its Trustees and officers against liabilities and expenses incurred in connection with litigation in which they may be involved because of their offices with the fund, except if it is determined in the manner specified in the Agreement and Declaration of Trust that they have not acted in good faith in the reasonable belief that their actions were in the best interests of the fund or that such indemnification would relieve any officer or Trustee of any liability to the fund or its shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of his or her duties. The fund, at its expense, provides liability insurance for the benefit of its Trustees and officers.

For details of Trustees’ fees paid by the fund and information concerning retirement guidelines for the Trustees, see “Charges and expenses” in Part I of this SAI.

Putnam Management and its affiliates

Putnam Management is one of America’s oldest and largest money management firms. Putnam Management’s staff of experienced portfolio managers and research analysts selects securities and constantly supervises the fund’s portfolio. By pooling an investor’s money with that of other investors, a greater variety of securities can be purchased than would be the case individually; the resulting diversification helps reduce investment risk. Putnam Management has been managing mutual funds since 1937.

Putnam Management is a subsidiary of Putnam, LLC, which is also the parent company of Putnam Retail Management, The Putnam Advisory Company, LLC (a wholly-owned subsidiary of Putnam Advisory Company, Limited Partnership), PIL (a wholly-owned subsidiary of The Putnam Advisory Company, LLC) and Putnam Fiduciary Trust Company. Putnam, LLC, which generally conducts business under the name Putnam Investments, is a wholly-owned subsidiary of Putnam Investments Trust, a holding company that, except for a minority stake owned by employees, is owned by Marsh & McLennan Companies, Inc., a publicly-owned holding company whose principal businesses are international insurance and reinsurance brokerage, employee benefit consulting and investment management.

Trustees and officers of the fund who are also officers of Putnam Management or its affiliates or who are stockholders of Marsh & McLennan Companies, Inc. will benefit from the advisory fees, sales commissions, distribution fees, custodian fees and transfer agency fees paid or allowed by the fund.

The Management Contract

Under a Management Contract between the fund and Putnam Management, subject to such policies as the Trustees may determine, Putnam Management, at its expense, furnishes continuously an investment program for the fund and makes investment decisions on behalf of the fund. Subject to the control of the Trustees, Putnam Management also manages, supervises and conducts the other affairs and business of the fund, furnishes office space and equipment, provides bookkeeping and clerical services (including determination of the fund’s net asset value, but excluding shareholder accounting services) and places all orders for the purchase and sale of the fund’s portfolio securities. Putnam Management may place fund portfolio transactions with broker-dealers that furnish Putnam Management, without cost to it, certain research, statistical and quotation services of value to Putnam Management and its affiliates in advising the fund and other clients. In so doing, Putnam Management may cause the fund to pay greater brokerage commissions than it might otherwise pay.

For details of Putnam Management’s compensation under the Management Contract, see “Charges and expenses” in Part I of this SAI. Putnam Management’s compensation under the Management Contract may be reduced in any year if the fund’s expenses exceed the limits on investment company expenses imposed by any statute or regulatory authority of any jurisdiction in which shares of the fund are qualified for offer or sale. The term “expenses” is defined in the statutes or regulations of such jurisdictions, and generally excludes brokerage commissions, taxes, interest, extraordinary expenses and, if the fund has a distribution plan, payments made under such plan.

Under the Management Contract, Putnam Management may reduce its compensation to the extent that the fund’s expenses exceed such lower expense limitation as Putnam Management may, by notice to the fund, declare to be effective. For the purpose of determining any such limitation on Putnam Management’s compensation, expenses of the fund shall not reflect the application of commissions or cash management credits that may reduce designated fund expenses. The terms of any such expense limitation from time to time in effect are described in the prospectus and/or Part I of this SAI.

In addition, for all funds through the end of the fund’s fiscal year ending in 2007, Putnam Management has agreed to waive fees and reimburse expenses of the fund to the extent necessary to ensure that the fund pays total fund operating expenses at an annual rate that does not exceed the simple average of the expenses of all front-end load funds viewed by Lipper Inc. as having the same investment classification or objective as the fund (expressed in each case as a percentage of average net assets). For these purposes, total fund operating expenses of both the fund and the Lipper category average will be calculated without giving effect to 12b-1 fees or any expense offset and brokerage service arrangements that may reduce fund expenses, the Lipper category average will be calculated by Lipper each calendar quarter in accordance with Lipper’s standard method for comparing fund expenses based on expense information for the most recent fiscal year of each fund included in that category, and the expense limitation will be updated as of the first business day after Lipper publishes the category average (generally shortly after the end of each calendar quarter).

In addition to the fee paid to Putnam Management, the fund reimburses Putnam Management for the compensation and related expenses of certain officers of the fund and their assistants who provide certain administrative services for the fund and the other Putnam funds, each of which bears an allocated share of the foregoing costs. The aggregate amount of all such payments and reimbursements is determined annually by the Trustees.

The amount of this reimbursement for the fund’s most recent fiscal year is included in “Charges and Expenses” in Part I of this SAI. Putnam Management pays all other salaries of officers of the fund. The fund pays all expenses not assumed by Putnam Management including, without limitation, auditing, legal, custodial, investor servicing and shareholder reporting expenses. The fund pays the cost of typesetting for its prospectuses and the cost of printing and mailing any prospectuses sent to its shareholders. Putnam Retail Management pays the cost of printing and distributing all other prospectuses.

The Management Contract provides that Putnam Management shall not be subject to any liability to the fund or to any shareholder of the fund for any act or omission in the course of or connected with rendering services to the fund in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard of its duties on the part of Putnam Management.

The Management Contract may be terminated without penalty by vote of the Trustees or the shareholders of the fund, or by Putnam Management, on 30 days’ written notice. It may be amended only by a vote of the shareholders of the fund. The Management Contract also terminates without payment of any penalty in the event of its assignment. The Management Contract provides that it will continue in effect only so long as such continuance is approved at least annually by vote of either the Trustees or the shareholders, and, in either case, by a majority of the Trustees who are not “interested persons” of Putnam Management or the fund. In each of the foregoing cases, the vote of the shareholders is the affirmative vote of a “majority of the outstanding voting securities” as defined in the Investment Company Act of 1940.

Effective January 1, 2007, Putnam Management has entered into a Master Sub-Accounting Services Agreement with State Street Bank and Trust Company ("State Street"), under which Putnam Management has delegated to State Street responsibility for providing certain administrative, pricing, and bookkeeping services for the fund. Putnam Management pays State Street a fee, monthly, based on a combination of fixed annual charges and charges based on the fund's assets and the number and types of securities held by the fund, and reimburses State Street for certain out-of-pocket expenses

The Sub-Manager

PIL, a wholly-owned subsidiary of The Putnam Advisory Company, LLC and an affiliate of Putnam Management, has been retained as the sub-manager for a portion of the assets of certain funds as determined by Putnam Management from time to time. PIL is currently authorized to serve as the sub-manager, to the extent determined by Putnam Management from time to time, for the following funds: Putnam Diversified Income Trust, Putnam Global Income Trust, Putnam High Yield Advantage Fund, Putnam High Yield Trust, Putnam Global Equity Fund, Putnam Global Natural Resources Fund, Putnam Europe Equity Fund, Putnam International Equity Fund, Putnam International Growth and Income Fund, Putnam Research Fund and Putnam Utilities Growth & Income Fund. PIL may serve as sub-manager pursuant to the terms of a sub-management agreement between Putnam Management and PIL. Pursuant to the terms of the sub-management agreement, Putnam Management (and not the fund) pays a quarterly sub-management fee to PIL for its services at the annual rate of 0.35% of the average aggregate net asset value of the portion of Putnam Europe Equity Fund, Putnam Global Equity Fund, Putnam Global Natural Resources Fund, Putnam International Equity Fund, Putnam International Growth and Income Fund, Putnam Research Fund and Putnam Utilities Growth and Income Fund, if any, managed by PIL from time to time, and 0.40% of the average aggregate net asset value of the portion of Putnam Diversified Income Trust, Putnam Global Income Trust, Putnam High Yield Advantage Fund and Putnam High Yield Trust, if any, managed by PIL from time to time.

Under the terms of the sub-management contract, PIL, at its own expense, furnishes continuously an investment program for that portion of each such fund that is allocated to PIL from time to time by Putnam Management and makes investment decisions on behalf of such portion of the fund, subject to the supervision of Putnam Management. Putnam Management may also, at its discretion, request PIL to provide assistance with purchasing and selling securities for the fund, including placement of orders with certain broker-dealers. PIL, at its expense, furnishes all necessary investment and management facilities, including salaries of personnel, required for it to execute its duties.

The sub-management contract provides that PIL shall not be subject to any liability to Putnam Management, the fund or any shareholder of the fund for any act or omission in the course of or connected with rendering services to the fund in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties on the part of PIL.

The sub-management contract may be terminated with respect to a fund without penalty by vote of the Trustees or the shareholders of the fund, or by PIL or Putnam Management, on 30 days’ written notice. The sub-management contract also terminates without payment of any penalty in the event of its assignment. Subject to applicable law, it may be amended by a majority of the Trustees who are not “interested persons” of Putnam Management or the fund. The sub-management contract provides that it will continue in effect only so long as such continuance is approved at least annually by vote of either the Trustees or the shareholders, and, in either case, by a majority of the Trustees who are not “interested persons” of Putnam Management or the fund. In each of the foregoing cases, the vote of the shareholders is the affirmative vote of a “majority of the outstanding voting securities” as defined in the Investment Company Act of 1940.

The Sub-Adviser

The Putnam Advisory Company, LLC (“PAC”), an affiliate of Putnam Management, has been retained as a sub-adviser for a portion of the assets of certain funds as determined from time to time by Putnam Management or, with respect to portions of a fund’s assets for which PIL acts as sub-manager as described above, PIL. PAC is currently authorized to serve as the sub-adviser, to the extent determined by Putnam Management or PIL, for Putnam International Equity Fund. PAC serves as sub-adviser pursuant to the terms of a sub-advisory agreement among Putnam Management, PIL and PAC. Pursuant to the terms of the sub-advisory agreement, Putnam Management or, with respect to portions of the fund’s assets for which PIL acts as sub-manager, PIL (and not the fund) pays a quarterly sub-advisory fee to PAC for its services at the annual rate of 0.10% of the average aggregate net asset value of the portion of the fund with respect to which PAC acts as sub-adviser.

Under the terms of the sub-advisory contract, PAC, at its own expense, furnishes recommendations to purchase, hold, sell or exchange investments, securities and assets for that portion of the fund that is allocated to PAC from time to time by Putnam Management or PIL. Putnam Management or PIL, as applicable, will determine whether to execute each such recommendation by PAC, whose activities as sub-adviser are subject to the supervision of Putnam Management (and, if applicable, PIL). PAC, at its expense, furnishes all necessary investment and management facilities, including salaries of personnel, required for it to execute its duties.

The sub-advisory contract provides that PAC shall not be subject to any liability to Putnam Management, PIL, the fund or any shareholder of the fund for any act or omission in the course of or connected with rendering services to the fund in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties on the part of PAC.

The sub-advisory contract may be terminated with respect to a fund without penalty by vote of the Trustees or the shareholders of the fund, or by PAC, PIL or Putnam Management, on 30 days’ written notice. The sub-advisory contract also terminates without payment of any penalty in the event of its assignment. Subject to applicable law, it may be amended by a majority of the Trustees who are not “interested persons” of Putnam Management or the fund. The sub-advisory contract provides that it will continue in effect only so long as such continuance is approved at least annually by vote of either the Trustees or the shareholders, and, in either case, by a majority of the Trustees who are not “interested persons” of Putnam Management or the fund. In each of the foregoing cases, the vote of the shareholders is the affirmative vote of a “majority of the outstanding voting securities” as defined in the Investment Company Act of 1940.

Portfolio Transactions

Potential conflicts of interest in managing multiple accounts. Like other investment professionals with multiple clients, the fund’s Portfolio Leader(s) and Portfolio Member(s) may face certain potential conflicts of interest in connection with managing both the fund and the other accounts listed under “Other Accounts Managed by the Fund’s Portfolio Managers” at the same time. The paragraphs below describe some of these potential conflicts, which Putnam Management believes are faced by investment professionals at most major financial firms. As described below, Putnam Management and the Trustees of the Putnam funds have adopted compliance policies and procedures that attempt to address certain of these potential conflicts.

The management of accounts with different advisory fee rates and/or fee structures, including accounts that pay advisory fees based on account performance (“performance fee accounts”), may raise potential conflicts of interest by creating an incentive to favor higher-fee accounts. These potential conflicts may include, among others:

• The most attractive investments could be allocated to higher-fee accounts or performance fee accounts.

• The trading of higher-fee accounts could be favored as to timing and/or execution price. For example, higher-fee accounts could be permitted to sell securities earlier than other accounts when a prompt sale is desirable or to buy securities at an earlier and more opportune time.

• The trading of other accounts could be used to benefit higher-fee accounts (front- running).

• The investment management team could focus their time and efforts primarily on higher-fee accounts due to a personal stake in compensation.

Putnam Management attempts to address these potential conflicts of interest relating to higher-fee accounts through various compliance policies that are generally intended to place all accounts, regardless of fee structure, on the same footing for investment management purposes. For example, under Putnam Management’s policies:

• Performance fee accounts must be included in all standard trading and allocation procedures with all other accounts.

• All accounts must be allocated to a specific category of account and trade in parallel with allocations of similar accounts based on the procedures generally applicable to all accounts in those groups (e.g., based on relative risk budgets of accounts).

• All trading must be effected through Putnam’s trading desks and normal queues and procedures must be followed (i.e., no special treatment is permitted for performance fee accounts or higher-fee accounts based on account fee structure).

• Front running is strictly prohibited.

• The fund’s Portfolio Leader(s) and Portfolio Member(s) may not be guaranteed or specifically allocated any portion of a performance fee.

As part of these policies, Putnam Management has also implemented trade oversight and review procedures in order to monitor whether particular accounts (including higher-fee accounts or performance fee accounts) are being favored over time.

Potential conflicts of interest may also arise when the Portfolio Leader(s) or Portfolio Member(s) have personal investments in other accounts that may create an incentive to favor those accounts. As a general matter and subject to limited exceptions, Putnam Management’s investment professionals do not have the opportunity to invest in client accounts, other than the Putnam funds. However, in the ordinary course of business, Putnam Management or related persons may from time to time establish “pilot” or “incubator” funds for the purpose of testing proposed investment strategies and products prior to offering them to clients. These pilot accounts may be in the form of registered investment companies, private funds such as partnerships or separate accounts established by Putnam Management or an affiliate. Putnam Management or an affiliate supplies the funding for these accounts. Putnam employees, including the fund’s Portfolio Leader(s) and Portfolio Member(s), may also invest in certain pilot accounts. Putnam Management, and to the extent applicable, the Portfolio Leader(s) and Portfolio Member(s) will benefit from the favorable investment performance of those funds and accounts. Pilot funds and accounts may, and frequently do, invest in the same securities as the client accounts. Putnam Management’s policy is to treat pilot accounts in the same manner as client accounts for purposes of trading allocation – neither favoring nor disfavoring them except as is legally required. For example, pilot accounts are normally included in Putnam Management’s daily block trades to the same extent as client accounts (except that pilot accounts do not participate in initial public offerings).

A potential conflict of interest may arise when the fund and other accounts purchase or sell the same securities. On occasions when the Portfolio Leader(s) or Portfolio Member(s) consider the purchase or sale of a security to be in the best interests of the fund as well as other accounts, Putnam Management’s trading desk may, to the extent permitted by applicable laws and regulations, aggregate the securities to be sold or purchased in order to obtain the best execution and lower brokerage commissions, if any. Aggregation of trades may create the potential for unfairness to the fund or another account if one account is favored over another in allocating the securities purchased or sold – for example, by allocating a disproportionate amount of a security that is likely to increase in value to a favored account. Putnam Management’s trade allocation policies generally provide that each day’s transactions in securities that are purchased or sold by multiple accounts are, insofar as possible, averaged as to price and allocated between such accounts (including the fund) in a manner which in Putnam Management’s opinion is equitable to each account and in accordance with the amount being purchased or sold by each account. Certain exceptions exist for specialty, regional or sector accounts. Trade allocations are reviewed on a periodic basis as part of Putnam Management’s trade oversight procedures in an attempt to ensure fairness over time across accounts.

“Cross trades,” in which one Putnam account sells a particular security to another account (potentially saving transaction costs for both accounts), may also pose a potential conflict of interest. Cross trades may be seen to involve a potential conflict of interest if, for example, one account is permitted to sell a security to another account at a higher price than an independent third party would pay, or if such trades result in more attractive investments being allocated to higher-fee accounts. Putnam Management and the fund’s Trustees have adopted compliance procedures that provide that any transactions between the fund and another Putnam-advised account are to be made at an independent current market price, as required by law.

Another potential conflict of interest may arise based on the different investment objectives and strategies of the fund and other accounts. For example, another account may have a shorter-term investment horizon or different investment objectives, policies or restrictions than the fund. Depending on another account’s objectives or other factors, the Portfolio Leader(s) and Portfolio Member(s) may give advice and make decisions that may differ from advice given, or the timing or nature of decisions made, with respect to the fund. In addition, investment decisions are the product of many factors in addition to basic suitability for the particular account involved. Thus, a particular security may be bought or sold for certain accounts even though it could have been bought or sold for other accounts at the same time. More rarely, a particular security may be bought for one or more accounts managed by the Portfolio Leader(s) or Portfolio Member(s) when one or more other accounts are selling the security (including short sales). There may be circumstances when purchases or sales of portfolio securities for one or more accounts may have an adverse effect on other accounts. As noted above, Putnam Management has implemented trade oversight and review procedures to monitor whether any account is systematically favored over time.

The fund’s Portfolio Leader(s) and Portfolio Member(s) may also face other potential conflicts of interest in managing the fund, and the description above is not a complete description of every conflict that could be deemed to exist in managing both the fund and other accounts. For information on restrictions imposed on personal securities transactions of the fund’s Portfolio Leader(s) and Portfolio Member(s), please see “Personal Investments by Employees of Putnam Management and Putnam Retail Management and Officers and Trustees of the Fund.”

For information about other funds and accounts managed by the fund’s Portfolio Leader(s) and Portfolio Member(s), please refer to “Who manages the fund(s)?” in the prospectus and “Other Accounts Managed By The Fund’s Portfolio Managers” in Part I of the SAI.

Brokerage and research services.

Transactions on stock exchanges, commodities markets and futures markets and other agency transactions involve the payment by the fund of negotiated brokerage commissions. Such commissions may vary among different brokers. A particular broker may charge different commissions according to such factors as execution venue and exchange. Although the fund does not typically pay commissions for principal transactions in the over-the-counter markets, such as most fixed income securities and certain derivatives, an undisclosed amount of profit or “mark-up” is included in the price the fund pays. In underwritten offerings, the price paid by the fund includes a disclosed, fixed commission or discount retained by the underwriter or dealer. See "Charges and expenses" in Part I of this SAI for information concerning commissions paid by the fund.

It has for many years been a common practice in the investment advisory business for broker-dealers that execute portfolio transactions for the clients of advisers of investment companies and other institutional investors to provide those advisers with brokerage and research services, as defined in Section 28(e) of the Securities Exchange Act of 1934, as amended (the 1934 Act). Consistent with this practice, Putnam Management receives brokerage and research services from broker-dealers with which Putnam Management places the fund's portfolio transactions. The services that broker-dealers may provide to Putnam Management’s managers and analysts include, among others, economic analysis, investment research, industry and company reviews, statistical information, evaluations of investments, recommendations as to the purchase and sale of investments and performance measurement services. Some of these services are of value to Putnam Management and its affiliates in advising various of their clients (including the fund), although not all of these services are necessarily useful and of value in managing the fund. Research services provided by broker-dealers are supplemental to Putnam Management’s own research efforts and relieve Putnam Management of expenses it might otherwise have borne in generating such research. The management fee paid by the fund is not reduced because Putnam Management and its affiliates receive brokerage and research services even though Putnam Management might otherwise be required to purchase some of these services for cash. Putnam Management is not permitted to use portfolio transactions to generate “soft dollar” credits to pay for “mixed-use” services (i.e., products that may be used both for investment- and non-investment-related purposes).

In general, Putnam Management does not allow the funds’ portfolio transactions to be used to generate soft dollar credits to pay for brokerage and research services generated by third parties, except that Putnam Management may allocate fund trades to generate soft dollar credits for third party investment research reports and related fundamental investment research (i) when trading through the firm generating the research would not be feasible or consistent with seeking most favorable price and execution, (ii) the research is not generally available for purchase other than through soft dollars or direct execution and (iii) where the total amount allocated to these third party services does not exceed 8% of the total commissions of all clients of Putnam Management and certain of its affiliates in the aggregate for any calendar year (although more than 8% of the fund’s commissions or a particular fund’s commissions in a year may be used to pay for such third-party research services). In addition to generating soft-dollar credits to pay for these permitted third-party services, Putnam Management may instruct executing brokers to “step out” a portion of the trades placed with them to the providers of such services, subject to the aggregate 8% limit mentioned above.

Putnam Management places all orders for the purchase and sale of portfolio investments for the funds, and buys and sells investments for the funds through a substantial number of brokers and dealers. In selecting broker-dealers to execute the funds’ portfolio transactions, Putnam Management uses its best efforts to obtain for each fund the most favorable price and execution reasonably available, except to the extent it may be permitted to pay higher brokerage commissions as described below. In seeking the most favorable price and execution and in considering the overall reasonableness of the brokerage commissions paid, Putnam Management, having in mind the fund's best interests, considers all factors it deems relevant, including, in no particular order of importance, and by way of illustration, price, the size and type of the transaction, the nature of the market for the security or other investment, the amount of the commission, the timing of the transaction taking into account market prices and trends, the reputation, experience and financial stability of the broker-dealer involved and the quality of service rendered by the broker-dealer in other transactions.

Putnam Management may cause the fund to pay a broker-dealer that provides "brokerage and research services" (as defined in the 1934 Act and as described above) to Putnam Management an amount of disclosed commission for effecting securities transactions on stock exchanges and other transactions for the fund on an agency basis in excess of the commission another broker-dealer would have charged for effecting that transaction. Putnam Management's authority to cause the fund to pay any such greater commissions is subject to the requirements of applicable law and such policies as the Trustees may adopt from time to time. It is the position of the staff of the Securities and Exchange Commission that Section 28(e) of the 1934 Act does not apply to the payment of such greater commissions in "principal" transactions. Accordingly, Putnam Management will use its best effort to obtain the most favorable price and execution available with respect to such transactions, as described above.

The Trustees of the funds have directed Putnam, subject to seeking most favorable pricing and execution, to use its best efforts to allocate a portion of overall fund trades to trading programs which generate commission credits to pay fund expenses such as shareholder servicing and custody charges. The extent of any commission credits generated for this purpose may vary significantly from time to time and from fund to fund depending on, among other things, the nature of each fund's trading activities and market conditions.

The Management Contract provides that commissions, fees, brokerage or similar payments received by Putnam Management or an affiliate in connection with the purchase and sale of portfolio investments of the fund, less any direct expenses approved by the Trustees, shall be recaptured by the fund through a reduction of the fee payable by the fund under the Management Contract. Putnam Management seeks to recapture for the fund soliciting dealer fees on the tender of the fund's portfolio securities in tender or exchange offers. Any such fees which may be recaptured are likely to be minor in amount.

Principal Underwriter

Putnam Retail Management is the principal underwriter of shares of the fund and the other continuously offered Putnam funds. Putnam Retail Management is not obligated to sell any specific amount of shares of the fund and will purchase shares for resale only against orders for shares. See “Charges and expenses” in Part I of this SAI for information on sales charges and other payments received by Putnam Retail Management.

Personal Investments by Employees of Putnam Management and Putnam Retail Management and Officers and Trustees of the Fund

Employees of Putnam Management, PIL, PAC and Putnam Retail Management and officers and Trustees of the fund are subject to significant restrictions on engaging in personal securities transactions. These restrictions are set forth in the Codes of Ethics adopted by Putnam Management, PIL, PAC and Putnam Retail Management (the Putnam Investments Code of Ethics) and by the fund (the Putnam Funds Code of Ethics). The Putnam Investments Code of Ethics and the Putnam Funds Code of Ethics, in accordance with Rule 17j-1 of the Investment Company Act of 1940, as amended, contain provisions and requirements designed to identify and address certain conflicts of interest between personal investment activities and the interests of the fund.

The Putnam Investments Code of Ethics does not prohibit personnel from investing in securities that may be purchased or held by the fund. However, the Putnam Investments Code of Ethics, consistent with standards recommended by the Investment Company Institute’s Advisory Group on Personal Investing and requirements established by Rule 17j-1 and rules adopted under the Investment Advisers Act of 1940, among other things, prohibits personal securities investments without pre-clearance, imposes time periods during which personal transactions may not be made in certain securities by employees with access to investment information, and requires the timely submission of broker confirmations and quarterly reporting of personal securities transactions. Additional restrictions apply to portfolio managers, traders, research analysts and others involved in the investment advisory process.

The Putnam Funds Code of Ethics incorporates and applies the restrictions of the Putnam Investments Code of Ethics to officers and Trustees of the fund who are affiliated with Putnam Investments. The Putnam Funds Code of Ethics does not prohibit unaffiliated officers and Trustees from investing in securities that may be held by the fund; however, the Putnam Funds Code of Ethics regulates the personal securities transactions of unaffiliated Trustees of the fund, including limiting the time periods during which they may personally buy and sell certain securities and requiring them to submit reports of personal securities transactions under certain circumstances.

The fund’s Trustees, in compliance with Rule 17j-1, approved the Putnam Investments and the Putnam Funds Codes of Ethics and are required to approve any material changes to these Codes. The Trustees also provide continued oversight of personal investment policies and annually evaluate the implementation and effectiveness of the Codes of Ethics.

Investor Servicing Agent

Putnam Investor Services, a division of Putnam Fiduciary Trust Company (“PFTC”), is the fund’s investor servicing agent (transfer, plan and dividend disbursing agent), for which it receives fees that are paid monthly by the fund as an expense of all its shareholders. The fee paid to Putnam Investor Services is determined on the basis of the number of shareholder accounts and the assets of the fund. For Putnam Prime Money Market Fund, the fee paid to Putnam Investor Services is 0.01% per annum.

Certain dealers that are not affiliated with PFTC also receive payments from PFTC in recognition of services they provide to shareholders or retirement plan participants that invest in the fund or other Putnam funds through their retirement plans. These services include sub-accounting and similar recordkeeping services. For purposes of this section the term “dealers” includes any broker, dealer, bank, bank trust department, registered investment adviser, financial planner, retirement plan administrator and any other institution having a selling, services or any similar agreement with Putnam Retail Management or one of its affiliates. Payments by PFTC to dealers for sub-accounting services provided to participants in retirement plans and to shareholders who invest in the funds through an omnibus account may be determined on the basis of (i) the number of retirement plan participants that invest in the fund through such plans or the number of shareholders in such omnibus account, as applicable, or (ii) the assets of such plan invested in the funds or the assets held in such account, as applicable. Such payments are not expected to exceed (i) $16 or $19 (depending on whether the shares in which the retirement plan participant or shareholder invests are subject to a contingent deferred sales charge) per plan participant or shareholder for those payments determined on the basis of the number of retirement plan participants or shareholders or (ii) 0.10% or 0.13% (depending on whether the shares in which the retirement plan participant or shareholder invests are subject to a contingent deferred sales charge) of the total assets of such plan or in such account invested in the funds on an annual basis for those payments determined on the basis of assets held. PFTC also makes payments to dealers that charge networking fees for certain services provided in connection with the maintenance of shareholder accounts. The payments described in this paragraph are not expected to exceed 0.13% of the total assets of such shareholders or plan participants in the funds on an annual basis, except for the payments to an affiliate described below and except for payments to dealers for sub-accounting services that are based on the number of plan participants or shareholders where the average account size for that dealer causes the payment to exceed 0.13% of the total assets of such plan participants or shareholders in the funds on an annual basis.

PFTC and its affiliates transferred their defined contribution plan administration business to Mercer HR Services, LLC (“MHRS”), an affiliate of PFTC, effective January 1, 2005. In connection with that transfer, PFTC has agreed to pay MHRS 0.386% of the average value of the assets in MHRS-administered plans invested in the funds on an annual basis in consideration of sub-accounting, recordkeeping, retirement plan administration and other services being provided to participants in MHRS-administered retirement plans with respect to their investments in the funds. These services were previously provided to such participants by PFTC. Putnam Retail Management has also agreed to make additional transitional payments to MHRS (or one of MHRS’s affiliates) (i) during 2005 of 0.154% on an annual basis of the average value of the assets invested in the funds by clients whose plans were administered by PFTC prior to the transfer of the business and (ii) during 2006 of 0.077% on an annual basis of the average value of the assets invested in the funds by clients whose plans were administered by PFTC prior to the transfer of the business. Such additional transitional payments are expected to cease after 2006.

Custodian

Effective January 1, 2007, the fund retained State Street Bank and Trust Company, 2 Avenue de Lafayette, Boston, Massachusetts 02111, as its custodian. PFTC, the fund’s previous custodian, is managing the transfer of the fund’s assets to State Street. This transfer is expected to be completed during the first half of 2007. State Street is responsible for safeguarding and controlling the fund’s cash and securities, handling the receipt and delivery of securities, collecting interest and dividends on the fund’s investments, serving as the fund’s foreign custody manager, providing reports on foreign securities depositaries, making payments covering the expenses of the fund and performing other administrative duties. State Street does not determine the investment policies of the fund or decide which securities the fund will buy or sell. State Street has a lien on the fund’s assets to secure charges and advances made by it.

PFTC will remain custodian with respect to fund assets until the assets are transferred, performing similar services to those described for State Street. PFTC may employ one or more sub-custodians in fulfilling its responsibilities. The fund pays State Street and PFTC an annual fee based on the fund’s assets held with each of them and on securities transactions processed by each of them and reimburses them for certain out-of-pocket expenses. In addition to the fees the fund pays to PFTC for providing custody services, the fund will make additional payments to PFTC in 2007 for managing the transition of custody services from PFTC to State Street and for providing oversight services. The fund may from time to time enter into brokerage arrangements that reduce or recapture fund expenses, including custody expenses. The fund also has an offset arrangement that may reduce the fund’s custody fee based on the amount of cash maintained by its custodian. See “Charges and expenses” in Part I of this SAI for information on fees and reimbursements for investor servicing and custody received by PFTC.

Counsel to the Fund and the Independent Trustees

Ropes & Gray LLP serves as counsel to the fund and the independent Trustees, and is located at One International Place, Boston, Massachusetts 02110.

DETERMINATION OF NET ASSET VALUE

The fund determines the net asset value per share of each class of shares once each day the New York Stock Exchange (the “Exchange”) is open. Currently, the Exchange is closed Saturdays, Sundays and the following holidays: New Year’s Day, Rev. Dr. Martin Luther King, Jr. Day, Presidents’ Day, Good Friday, Memorial Day, the Fourth of July, Labor Day, Thanksgiving Day and Christmas Day. The fund determines net asset value as of the close of regular trading on the Exchange, normally 4:00 p.m. Eastern time, except that Putnam Prime Money Market Fund normally determines net asset value as of 5:00 p.m. Eastern time. The net asset value per share of each class equals the total value of its assets, less its liabilities, divided by the number of its outstanding shares.

Assets of money market funds are valued at amortized cost pursuant to SEC Rule 2a-7. For other funds, securities and other assets (“Securities”) for which market quotations are readily available are valued at prices which, in the opinion of Putnam Management, most nearly represent the market values of such Securities. Currently, prices for these Securities are determined using the last reported sale price (or official closing price for Securities listed on certain markets) or, if no sales are reported (as in the case of some Securities traded over-the-counter), the last reported bid price, except that certain Securities are valued at the mean between the last reported bid and ask prices. All other Securities are valued by Putnam Management or other parties at their fair value following procedures approved by the Trustees.

Reliable market quotations are not considered to be readily available for, among other Securities, long-term corporate bonds and notes, certain preferred stocks, tax-exempt securities, and certain foreign securities. These investments are valued at fair value, generally on the basis of valuations furnished by approved pricing services, which determine valuations for normal, institutional-size trading units of such securities using methods based on market transactions for comparable securities and various relationships between securities that are generally recognized by institutional traders. Other Securities, such as various types of options, are valued at fair value on the basis of valuations furnished by broker-dealers or other market intermediaries.

Putnam Management values all other Securities at fair value using its internal resources. The valuation procedures applied in any specific instance are likely to vary from case to case. However, consideration is generally given to the financial position of the issuer and other fundamental analytical data relating to the investment and to the nature of the restrictions on disposition of the Securities (including any registration expenses that might be borne by the fund in connection with such disposition). In addition, specific factors are also generally considered, such as the cost of the investment, the market value of any unrestricted Securities of the same class, the size of the holding, the prices of any recent transactions or offers with respect to such Securities and any available analysts’ reports regarding the issuer. In the case of Securities that are restricted as to resale, Putnam Management determines fair value based on the inherent worth of the Security without regard to the restrictive feature, adjusted for any diminution in value resulting from the restrictive feature.

Generally, trading in certain Securities (such as foreign securities) is substantially completed each day at various times before the close of the Exchange. The closing prices for these Securities in markets or on exchanges outside the U.S. that close before the close of the Exchange may not fully reflect events that occur after such close but before the close of the Exchange. As a result, the fund has adopted fair value pricing procedures, which, among other things, require the fund to fair value foreign equity securities if there has been a movement in the U.S. market that exceeds a specified threshold. Although the threshold may be revised from time to time and the number of days on which fair value prices will be used will vary, it is possible that fair value prices will be used by the fund to a significant extent. In addition, Securities held by some of the funds may be traded in foreign markets that are open for business on days that the fund is not, and the trading of such Securities on those days may have an impact on the value of a shareholder’s investment at a time when the shareholder cannot buy and sell shares of the fund.

Currency exchange rates used in valuing Securities are normally determined as of 3:00 p.m. Eastern time. Occasionally, events affecting such exchange rates may occur between the time of the determination of exchange rates and the close of the Exchange, which, in the absence of fair valuation, would not be reflected in the computation of the fund’s net asset value. If events materially affecting the currency exchange rates occur during such period, then the exchange rates used in valuing affected Securities will be valued by Putnam Management at their fair value following procedures approved by the Trustees.

In addition, because of the amount of time required to collect and process trading information as to large numbers of securities issues, the values of certain Securities (such as convertible bonds, U.S. government securities and tax-exempt securities) are determined based on market quotations collected before the close of the Exchange. Occasionally, events affecting the value of such Securities may occur between the time of the determination of value and the close of the Exchange, which, in the absence of fair value prices, would not be reflected in the computation of the fund’s net asset value. If events materially affecting the value of such Securities occur during such period, then these Securities will be valued by Putnam Management at their fair value following procedures approved by the Trustees. It is expected that any such instance would be very rare.

The fair value of Securities is generally determined as the amount that the fund could reasonably expect to realize from an orderly disposition of such Securities over a reasonable period of time. By its nature, a fair value price is a good faith estimate of the value of a Security at a given point in time and does not reflect an actual market price.

The fund may also value its Securities at fair value under other circumstances pursuant to procedures approved by the Trustees.

Money Market Funds

Money market funds generally value their portfolio securities at amortized cost according to Rule 2a-7 under the Investment Company Act of 1940.

Since the net income of a money market fund is declared as a dividend each time it is determined, the net asset value per share of a money market fund remains at $1.00 per share immediately after such determination and dividend declaration. Any increase in the value of a shareholder’s investment in a money market fund representing the reinvestment of dividend income is reflected by an increase in the number of shares of that fund in the shareholder’s account on the last business day of each month. It is expected that a money market fund’s net income will normally be positive each time it is determined. However, if because of realized losses on sales of portfolio investments, a sudden rise in interest rates, or for any other reason the net income of a fund determined at any time is a negative amount, a money market fund may offset such amount allocable to each then shareholder’s account from dividends accrued during the month with respect to such account. If, at the time of payment of a dividend, such negative amount exceeds a shareholder’s accrued dividends, a money market fund may reduce the number of outstanding shares by treating the shareholder as having contributed to the capital of the fund that number of full and fractional shares which represent the amount of the excess. Each shareholder is deemed to have agreed to such contribution in these circumstances by his or her investment in a money market fund.

HOW TO BUY SHARES

Each prospectus describes briefly how investors may buy shares of the fund and identifies the share classes offered by that prospectus. Because of different sales charges and expenses, the investment performance of the classes will vary. This section of the SAI contains more information on how to buy shares. For more information, including your eligibility to purchase certain classes of shares, contact your investment dealer or Putnam Investor Services (at 1-800-225-1581). Investors who purchase shares at net asset value through employer-sponsored defined contribution plans should also consult their employer for information about the extent to which the matters described in this section and in the sections that follow apply to them.

General Information

The fund is currently making a continuous offering of its shares. The fund receives the entire net asset value of shares sold. The fund will accept unconditional orders for shares to be executed at the public offering price based on the net asset value per share next determined after the order is placed. In the case of class A shares and class M shares, the public offering price is the net asset value plus the applicable sales charge, if any. (The public offering price is thus calculable by dividing the net asset value by 100% minus the sales charge, expressed as a percentage.) No sales charge is included in the public offering price of other classes of shares. In the case of orders for purchase of shares placed through dealers, the public offering price will be based on the net asset value determined on the day the order is placed, but only if the dealer or a registered transfer agent or registered clearing agent receives the order, together with all required identifying information, before the close of regular trading on the Exchange. If the dealer or registered transfer agent or registered clearing agent receives the order after the close of the Exchange, the price will be based on the net asset value next determined. If funds for the purchase of shares are sent directly to Putnam Investor Services, they will be invested at the public offering price based on the net asset value next determined after all required identifying information has been collected. Payment for shares of the fund must be in U.S. dollars; if made by check, the check must be drawn on a U.S. bank.

Initial purchases are subject to the minimums stated in the prospectus, except that (i) individual investments under certain employee benefit plans or Tax Qualified Retirement Plans may be lower, and (ii) the minimum investment is waived for investors participating in systematic investment plans or military allotment plans. Information about these plans is available from investment dealers or Putnam Investor Services. Currently Putnam is waiving the minimum for all initial purchases, but reserves the right to reject initial purchases under the minimum in the future, except as noted in the first sentence of this paragraph.

Systematic investment plan. As a convenience to investors, shares may be purchased through a systematic investment plan. Pre-authorized monthly, semi-monthly, or weekly bank drafts for a fixed amount ($200,000 or less) are used to purchase fund shares at the applicable public offering price next determined after Putnam Retail Management receives the proceeds from the draft. A shareholder may choose any day of the month or week for these drafts, but if the date falls on a weekend or holiday, the draft will be processed on the next business day. Further information and application forms are available from the investment dealers or from Putnam Retail Management.

Reinvestment of distributions. Distributions to be reinvested are reinvested without a sales charge in shares of the same class as of the ex-dividend date using the net asset value determined on that date, and are credited to a shareholder's account on the payment date. Dividends for Putnam money market funds are credited to a shareholder's account on the payment date. Distributions for all other funds that declare a distribution daily are reinvested without a sales charge as of the last day of the period for which distributions are paid using the net asset value determined on that date, and are credited to a shareholder's account on the payment date.

Purchasing shares with securities (“in-kind” purchases). In addition to cash, the fund will consider accepting securities as payment for fund shares at the applicable net asset value. Generally, the fund will only consider accepting securities to increase its holdings in a portfolio security, or if Putnam Management determines that the offered securities are a suitable investment for the fund and in a sufficient amount for efficient management.

While no minimum has been established, it is expected that the fund would not accept securities with a value of less than $100,000 per issue as payment for shares. The fund may reject in whole or in part any or all offers to pay for purchases of fund shares with securities, may require partial payment in cash for such purchases to provide funds for applicable sales charges, and may discontinue accepting securities as payment for fund shares at any time without notice. The fund will value accepted securities in the manner described in the section "Determination of Net Asset Value" for valuing shares of the fund. The fund will only accept securities that are delivered in proper form. The fund will not accept certain securities, for example, options or restricted securities, as payment for shares. The acceptance of securities by certain funds in exchange for fund shares is subject to additional requirements. For federal income tax purposes, a purchase of fund shares with securities will be treated as a sale or exchange of such securities on which the investor will generally realize a taxable gain or loss. The processing of a purchase of fund shares with securities involves certain delays while the fund considers the suitability of such securities and while other requirements are satisfied. For information regarding procedures for payment in securities, contact Putnam Retail Management. Investors should not send securities to the fund except when authorized to do so and in accordance with specific instructions received from Putnam Retail Management.

Putnam Prime Money Market Fund. The fund makes a continuous offering of its shares. Shares of the fund are sold at the net asset value per share next determined after confirmation of a completed purchase order by Putnam Investor Services. As the fund is designed for institutional investors, the share classes offered and the terms and conditions of buying them vary from the provisions set forth below for other Putnam funds. The fund’s prospectus contains detailed information on these terms and conditions. Payment for shares must be in federal funds or other immediately available funds. No initial or contingent deferred sales charges apply to shares of the fund.

Sales Charges and Other Share Class Features—Retail Investors

This section describes certain key features of share classes offered to retail investors and retirement plans that do not purchase shares at net asset value. Much of this information addresses the sales charges, including initial sales charges and contingent deferred sales charges (“CDSCs”) imposed on the different share classes and various commission payments made by Putnam to dealers and other financial intermediaries facilitating shareholders’ investments. This information supplements the descriptions of these share classes and payments included in the prospectus.

Initial sales charges, dealer commissions and CDSCs on shares sold outside the United States may differ from those applied to U.S. sales.

Initial sales charges for class A and class M shares. The public offering price of class A and class M shares is the net asset value plus a sales charge that varies depending on the size of your purchase (calculable as described above). The fund receives the net asset value. The tables below indicate the sales charges applicable to purchases of class A and class M shares of the funds by style category. The variations in sales charges reflect the varying efforts required to sell shares to different categories of purchasers.

The sales charge is allocated between your investment dealer and Putnam Retail Management as shown in the tables below, except when Putnam Retail Management, in its discretion, allocates the entire amount to your investment dealer.

The underwriter's commission, or dealer reallowance, is the sales charge shown in the prospectus less any applicable dealer discount. Putnam Retail Management will give dealers ten days' notice of any changes in the dealer discount. Putnam Retail Management retains the entire sales charge on any retail sales made by it.

On sales of class A shares of $1 million or above to retail investors, Putnam Retail Management pays commissions on sales during the one-year period beginning with the date of the initial purchase at net asset value. Each subsequent one-year measuring period for these purposes begins with the first net asset value purchase following the end of the prior period. These commissions are paid at the rate of 1.00% of the amount under $3 million, 0.50% of the next $47 million and 0.25% thereafter.

For Growth Funds, Blend Funds, Value Funds, Asset Allocation Funds and RetirementReady Funds only:

	CLASS A		CLASS M
		Amount of sales		Amount of sales
		charge		charge
		reallowed to		reallowed to
	Sales charge as	dealers as a	Sales charge as	dealers as a
Amount of transaction at	a percentage of	percentage of	a percentage of	percentage of
offering price ($)	offering price	offering price	offering price	offering price

Under 50,000	5.25%	5.00%	3.25%	3.00%
50,000 but under 100,000	4.00	3.75	2.25	2.00
100,000 but under 250,000	3.00	2.75	1.25	1.00
250,000 but under 500,000	2.25	2.00	1.00	1.00
500,000 but under 1,000,000	2.00	1.75	1.00	1.00
1,000,000 and above	NONE	NONE	N/A*	N/A*

For Taxable and Tax-Free Income Funds only (except for Money Market Funds, Putnam Floating Rate Income Fund and Putnam Limited Duration Government Income Fund):

	CLASS A		CLASS M
		Amount of sales		Amount of sales
		charge		charge
		reallowed to		reallowed to
	Sales charge as	dealers as a	Sales charge as	dealers as a
Amount of transaction at	a percentage of	percentage of	a percentage of	percentage of
offering price ($)	offering price	offering price	offering price	offering price

Under 50,000	3.75%	3.50%	3.25%	3.00%
50,000 but under 100,000	3.75	3.50	2.25	2.00
100,000 but under 250,000	3.00	2.75	1.25	1.00
250,000 but under 500,000	2.25	2.00	1.00	1.00
500,000 but under 1,000,000	2.00	1.75	1.00	1.00
1,000,000 and above	NONE	NONE	N/A*	N/A*

For Putnam Floating Rate Income Fund and Putnam Limited Duration Government Income Fund only:

	CLASS A		CLASS M
		Amount of sales		Amount of sales
		charge		charge
		reallowed to		reallowed to
	Sales charge as	dealers as a	Sales charge as	dealers as a
Amount of transaction at	a percentage of	percentage of	a percentage of	percentage of
offering price ($)	offering price	offering price	offering price	offering price

Under 100,000	3.25%	3.00%	2.00%	1.80%
100,000 but under 250,000	2.50	2.25	1.25	1.00
250,000 but under 500,000	2.00	1.75	1.00	1.00
500,000 but under 1,000,000	1.50	1.25	1.00	1.00
1,000,000 and above	NONE	NONE	N/A*	N/A*

*The fund will not accept purchase orders for class M shares (other than by qualified employee-benefit plans) where the total of the current purchase, plus existing account balances that are eligible to be linked under a right of accumulation (as described below) is $1 million or more.

Purchases of $1 million or more of class A shares. Purchases of class A shares of one or more Putnam funds of $1 million or more are not subject to an initial sales charge, but shares purchased by investors other than qualified benefit plans are subject to a CDSC of 1.00% if redeemed before the first day of the month in which the eighteenth-month anniversary of the purchase falls, unless the dealer of record has, with Putnam Retail Management’s approval, (i) waived its commission or (ii) agreed to refund its commission to Putnam Retail Management if a CDSC would otherwise apply. Shares purchased prior to October 3, 2005 by investors other than qualified benefit plans continue to be subject to a CDSC of 1.00% or 0.50% if redeemed before the first or second anniversary, respectively, of purchase, subject to the same exceptions.

Subject to the exceptions stated in the preceding paragraph, a deferred sales charge of 1.00% will apply to class A shares and class T shares of Putnam Money Market Fund and Putnam Tax Exempt Money Market Fund that are obtained by exchanging shares from another Putnam fund that were originally purchased on or after October 3, 2005 without an initial sales charge (if such original purchase was made at net asset value because it was in an amount equal to $1 million or more), if the shares are redeemed before the first day of the month in which the eighteenth-month anniversary of the original purchase falls. Shares of a Putnam fund that are purchased prior to October 3, 2005 by investors other than qualified benefit plans and subsequently exchanged for class A or class T shares of Putnam Money Market Fund or class A shares of Putnam Tax Exempt Money Market Fund continue to be subject to a CDSC of 1.00% or 0.50% if redeemed before the first or second anniversary, respectively, of the original purchase, subject to the exceptions stated in the preceding paragraph.

Putnam Retail Management will retain any CDSC imposed on redemptions of class A shares to compensate it for the up-front commissions paid to financial intermediaries for class A share sales.

Purchases of class A shares for rollover IRAs. Purchases of class A shares for a Putnam Rollover IRA, including Putnam Rollover IRAs for which Putnam Retail Management or an affiliate is the dealer of record, from a retirement plan for which an affiliate of Putnam Management or a business partner of such affiliate is the administrator are not subject to an initial sales charge or CDSC. Putnam Retail Management may pay commissions or finders’ fees of up to 1.00% of the proceeds for such Putnam Rollover IRA purchases to the dealer of record or other third party.

Contingent sales charges for class M shares (rollover IRAs). Purchases of class M shares for a Putnam Rollover IRA with proceeds in any amount from a retirement plan for which an affiliate of Putnam Management or a business partner of such affiliate is the administrator are not subject to an initial sales charge but may be subject to a CDSC on shares redeemed within one year of purchase at the rates set forth below, which are equal to commissions Putnam Retail Management pays to the dealer of record at the time of the sale of class M shares. These purchases will not be subject to a CDSC if the dealer of record has, with Putnam Retail Management’s approval, waived its commission or agreed to refund its commission to Putnam Retail Management if a CDSC would otherwise apply.

Class M CDSC and dealer commission
All growth, blend, value and asset allocation funds:	0.65%

All income funds (except Putnam Money Market	0.40%
Fund):

Putnam Money Market Fund	0.15%

Commission payments and CDSCs for class B and class C shares. Except as noted below, Putnam Retail Management will pay a 4% commission on sales of class B shares of the fund only to those financial intermediaries who have entered into service agreements with Putnam Retail Management. For tax-exempt funds, this commission includes a 0.20% pre-paid service fee (except for Putnam Tax-Free High Yield Fund and Putnam AMT-Free Insured Municipal Fund, each of which has a 0.25% pre-paid service fee). For Putnam Floating Rate Income Fund and Putnam Limited Duration Government Income Fund, Putnam Retail Management will pay a 2.75% commission to financial intermediaries selling class B shares of the fund.

Putnam Retail Management pays financial intermediaries a 1.00% commission on sales of class C shares of a fund.

Putnam Retail Management will retain any CDSC imposed on redemptions of class B and class C shares to compensate it for the cost of paying the up-front commissions paid to financial intermediaries for class B or class C share sales. Purchases of class C shares may be made without a CDSC if the dealer of record has, with

Putnam Retail Management’s approval, waived its commission or agreed to refund its commission to Putnam Retail Management.

Conversion of class B shares into class A shares. Class B shares will automatically convert to class A shares on or around the end of the month eight years after the purchase date (for Small Cap Value Fund, on or around the end of the month six years after the purchase date). Class B shares acquired by exchanging class B shares of another Putnam fund will convert to class A shares based on the time of the initial purchase. Class B shares acquired through reinvestment of distributions will convert to class A shares based on the date of the initial purchase to which such shares relate. For this purpose, class B shares acquired through reinvestment of distributions will be attributed to particular purchases of class B shares in accordance with such procedures as the Trustees may determine from time to time. The conversion of class B shares to class A shares is subject to the condition that such conversions will not constitute taxable events for Federal tax purposes.

Sales without sales charges, contingent deferred sales charges or short-term trading fees

The fund may sell shares without a sales charge or CDSC to the following categories of investors:

(i) current and former Trustees of the fund, their family members, business and personal associates; current and former employees of Putnam Management and certain corporate affiliates, their family members, business and personal associates; employee benefit plans for the foregoing; and partnerships, trusts or other entities in which any of the foregoing has a substantial interest;

(ii) employer-sponsored retirement plans, for the repurchase of shares in connection with repayment of plan loans made to plan participants (if the sum loaned was obtained by redeeming shares of a Putnam fund sold with a sales charge) (not applicable to tax-exempt funds);

(iii) clients of administrators or other service providers of tax-qualified employer-sponsored retirement plans which have entered into agreements with Putnam Retail Management (not applicable to tax-exempt funds);

(iv) registered representatives and other employees of broker-dealers having sales agreements with Putnam Retail Management; employees of financial institutions having sales agreements with Putnam Retail Management or otherwise having an arrangement with any such broker-dealer or financial institution with respect to sales of fund shares; and their immediate family members (spouses and children under age 21, including step-children and adopted children);

(v) investors meeting certain requirements who sold shares of certain Putnam closed-end funds pursuant to a tender offer by such closed-end fund;

(vi) a trust department of any financial institution purchasing shares of the fund in its capacity as trustee of any trust (other than a tax-qualified retirement plan trust), through an arrangement approved by Putnam Retail Management, if the value of the shares of the fund and other Putnam funds purchased or held by all such trusts exceeds $1 million in the aggregate;

(vii) "wrap accounts" maintained for clients of broker-dealers, financial institutions or financial intermediaries who have entered into agreements with Putnam Retail Management with respect to such accounts and

(viii) college savings plans that qualify for tax-exempt treatment under section 529 of the Internal Revenue Code and

(ix) investors who invest liquidation proceeds from Putnam closed-end funds.

In the case of paragraph (i) above, the availability of shares at NAV has been determined to be appropriate because involvement by Putnam Retail Management and other brokers in purchases by these investors is typically minimal.

In addition to the categories enumerated above, in connection with settlements reached between certain firms and the NASD and/or SEC regarding sales of class B and class C shares in excess of certain dollar thresholds, the fund will permit shareholders who are clients of these firms (and applicable affiliates of such firms) to redeem class B and class C shares of the fund and concurrently purchase class A shares (in an amount to be determined by the dealer of record and Putnam Retail Management in accordance with the terms of the applicable settlement) without paying an initial sales charge.

The fund may issue its shares at net asset value without an initial sales charge or a CDSC in connection with the acquisition of substantially all of the securities owned by other investment companies or personal holding companies. The CDSC will be waived on redemptions to pay premiums for insurance under Putnam’s insured investor program.

Application of CDSC to Systematic Withdrawal Plans (“SWP”). Investors who set up a SWP for a share account (see "Plans available to shareholders -- Systematic Withdrawal Plan") may withdraw through the SWP up to 12% of the net asset value of the account (calculated as set forth below) each year without incurring any CDSC. Shares not subject to a CDSC (such as shares representing reinvestment of distributions) will be redeemed first and will count toward the 12% limitation. If there are insufficient shares not subject to a CDSC, shares subject to the lowest CDSC liability will be redeemed next until the 12% limit is reached. The 12% figure is calculated on a pro rata basis at the time of the first payment made pursuant to an SWP and recalculated thereafter on a pro rata basis at the time of each SWP payment. Therefore, shareholders who have chosen an SWP based on a percentage of the net asset value of their account of up to 12% will be able to receive SWP payments without incurring a CDSC. However, shareholders who have chosen a specific dollar amount (for example, $100 per month from the fund that pays income distributions monthly) for their periodic SWP payment should be aware that the amount of that payment not subject to a CDSC may vary over time depending on the net asset value of their account. For example, if the net asset value of the account is $10,000 at the time of payment, the shareholder will receive $100 free of the CDSC (12% of $10,000 divided by 12 monthly payments). However, if at the time of the next payment the net asset value of the account has fallen to $9,400, the shareholder will receive $94 free of any CDSC (12% of $9,400 divided by 12 monthly payments) and $6 subject to the lowest applicable CDSC. This SWP privilege may be revised or terminated at any time.

Other exceptions to application of CDSC. No CDSC is imposed on the redemption of shares of any class subject to a CDSC to the extent that the shares redeemed (i) are no longer subject to the holding period therefor, (ii) resulted from reinvestment of distributions, or (iii) were exchanged for shares of another Putnam fund, provided that the shares acquired in such exchange or subsequent exchanges (including shares of a Putnam money market fund) will continue to remain subject to the CDSC, if applicable, until the applicable holding period expires. In determining whether the CDSC applies to each redemption, shares not subject to a CDSC are redeemed first.

The fund will waive any CDSC on redemptions, in the case of individual, joint or Uniform Transfers to Minors Act accounts, in the event of death or post-purchase disability of a shareholder, for the purpose of paying benefits pursuant to tax-qualified retirement plans ("Benefit Payments"), or, in the case of living trust accounts, in the event of the death or post-purchase disability of the settlor of the trust. Benefit Payments currently include, without limitation, (1) distributions from an IRA due to death or post-purchase disability, (2) a return of excess contributions to an IRA or 401(k) plan, and (3) distributions from retirement plans qualified under Section 401(a) of the Code or from a 403(b) plan due to death, disability, retirement or separation from service. These waivers may be changed at any time.

Exceptions to application of short-term trading fee. In addition to the exceptions noted in the fund’s prospectus, the short-term trading fee will not apply to automatic rebalancing arrangements entered into by Putnam Retail Management and dealers and also will not be imposed in cases of shareholder death or post-purchase disability or other circumstances in which a CDSC would be waived as stated above under “Other exceptions to application of CDSC.” In addition, the short-term trading fee will not apply to shares sold or exchanged by a Putnam fund-of-funds or a Section 529 college savings plan.

Ways to Reduce Initial Sales Charges—Class A and M Shares

There are several ways in which an investor may obtain reduced sales charges on purchases of class A shares and class M shares. The variations in sales charges reflect the varying efforts required to sell shares to separate categories of purchasers. These provisions may be altered or discontinued at any time.

Right of accumulation. A purchaser of class A shares or class M shares may qualify for a right of accumulation discount by combining all current purchases by such person with the value of certain other shares of any class of Putnam funds already owned. The applicable sales charge is based on the total of:

(i) the investor's current purchase(s); and

(ii) the maximum public offering price (at the close of business on the previous day) of:

(a) all shares held in accounts registered to the investor and other accounts eligible to be linked to the investor’s accounts (as described below) in all of the Putnam funds (except closed-end and money market funds, unless acquired as described in (b) below); and

(b) any shares of money market funds acquired by exchange from other Putnam funds.

The following persons may qualify for a right of accumulation discount:

(i) an individual, or a "company" as defined in Section 2(a)(8) of the Investment Company Act of 1940 (which includes corporations which are corporate affiliates of each other);

(ii) an individual, his or her spouse and their children under age 21, purchasing for his, her or their own account;

(iii) a trustee or other fiduciary purchasing for a single trust estate or single fiduciary account (including a pension, profit-sharing, or other employee benefit trust created pursuant to a plan qualified under Section 401 of the Internal Revenue Code of 1986, as amended (the "Code"));

(iv) tax-exempt organizations qualifying under Section 501(c)(3) of the Internal Revenue Code (not including tax-exempt organizations qualifying under Section 403(b)(7) (a "403(b) plan") of the Code; and

(v) employee benefit plans of a single employer or of affiliated employers, other than 403(b) plans.

A combined purchase currently may also include shares of any class of other continuously offered Putnam funds (other than money market funds) purchased at the same time, if the dealer places the order for such shares directly with Putnam Retail Management.

For individual investors, Putnam Investor Services automatically links accounts the registrations of which are under the same last name and address. Account types eligible to be linked for the purpose of qualifying for a right of accumulation discount include the following (in each case as registered to the investor, his or her spouse and his or her children under the age of 21):

(i) individual accounts;

(ii) joint accounts;

(iii) accounts established as part of a plan established pursuant to Section 403(b) of the Internal Revenue Code of 1986, as amended (“403(b) plans”) or an IRA other than a Simple IRA, SARSEP or SEP IRA;

(iv) shares owned through accounts in the name of the investor’s (or spouse’s or minor child’s) dealer or other financial intermediary (with documentation identifying to the satisfaction of Putnam Investor Services the beneficial ownership of such shares); and

(v) accounts established as part of a Section 529 college savings plan managed by Putnam Management

Shares owned by a plan participant as part of an employee benefit plan of a single employer or of affiliated employers (other than 403(b) plans) or a single fiduciary account opened by a trustee or other fiduciary (including a pension, profit-sharing, or other employee benefit trust created pursuant to a plan qualified under Section 401 of the Internal Revenue Code) are not eligible for linking to other accounts attributable to such person to qualify for the right of accumulation discount, although all current purchases made by each such plan may be combined with existing aggregate balances of such plan in Putnam funds for purposes of determining the sales charge applicable to shares purchased at such time by the plan.

To obtain the right of accumulation discount on a purchase through an investment dealer, when each purchase is made the investor or dealer must provide Putnam Retail Management with sufficient information to verify that the purchase qualifies for the privilege or discount. The shareholder must furnish this information to Putnam Investor Services when making direct cash investments. Sales charge discounts under a right of accumulation apply only to current purchases. No credit for right of accumulation purposes is given for any higher sales charge paid with respect to previous purchases for the investor’s account or any linked accounts.

Statement of Intention. Investors may also obtain the reduced sales charges for class A shares or class M shares shown in the prospectus for investments of a particular amount by means of a written Statement of Intention (also referred to as a Letter of Intention), which expresses the investor's intention to invest that amount (including certain "credits," as described below) within a period of 13 months in shares of any class of the fund or any other continuously offered Putnam fund (excluding money market funds), including through an account established as part of a Section 529 college savings plan managed by Putnam Management. Each purchase of class A shares or class M shares under a Statement of Intention will be made at the lesser of (i) the public offering price applicable at the time of such purchase and (ii) the public offering price applicable on the date the Statement of Intention is executed to a single transaction of the total dollar amount indicated in the Statement of Intention.

An investor may receive a credit toward the amount indicated in the Statement of Intention equal to the maximum public offering price as of the close of business on the previous day of all shares he or she owns, or which are eligible to be linked for purposes of the right of accumulation described above, on the date of the Statement of Intention which are eligible for purchase under a Statement of Intention (plus any shares of money market funds acquired by exchange of such eligible shares). Investors do not receive credit for shares purchased by the reinvestment of distributions. Investors qualifying for the "combined purchase privilege" (see above) may purchase shares under a single Statement of Intention.

A Statement of Intention in effect before March 30, 2006 may include purchases of shares made not more than 90 days prior to the date than an investor signs a Statement.

The Statement of Intention is not a binding obligation upon the investor to purchase the full amount indicated. The minimum initial investment under a Statement of Intention is 5% of such amount, and must be invested immediately. Class A shares or class M shares purchased with the first 5% of such amount will be held in escrow to secure payment of the higher sales charge applicable to the shares actually purchased if the full amount indicated is not purchased. When the full amount indicated has been purchased, the escrow will be released. If an investor desires to redeem escrowed shares before the full amount has been purchased, the shares will be released from escrow only if the investor pays the sales charge that, without regard to the Statement of Intention, would apply to the total investment made to date.

If an investor purchases more than the dollar amount indicated on the Statement of Intention and qualifies for a further reduced sales charge, the sales charge will be adjusted for the entire amount purchased at the end of the 13-month period, upon recovery from the investor's dealer of its portion of the sales charge adjustment. Once received from the dealer, which may take a period of time or may never occur, the sales charge adjustment will be used to purchase additional shares at the then current offering price applicable to the actual amount of the aggregate purchases. These additional shares will not be considered as part of the total investment for the purpose of determining the applicable sales charge pursuant to the Statement of Intention. No sales charge adjustment will be made unless and until the investor's dealer returns any excess commissions previously received.

If an investor purchases less than the dollar amount indicated on the Statement of Intention within the 13-month period, the sales charge will be adjusted upward for the entire amount purchased at the end of the 13-month period. This adjustment will be made by redeeming shares from the account to cover the additional sales charge, the proceeds of which will be paid to the investor's dealer and Putnam Retail Management. Putnam Retail Management will make a corresponding downward adjustment to the amount of the reallowance payable to the dealer with respect to purchases made prior to the investor’s failure to fulfill the conditions of the Statement of Intention. If the account exceeds an amount that would otherwise qualify for a reduced sales charge, that reduced sales charge will be applied. Adjustments to sales charges and dealer reallowances will not be made in the case of the shareholder’s death prior to the expiration of the 13-month period.

Statements of Intention are not available for certain employee benefit plans.

Statement of Intention forms may be obtained from Putnam Retail Management or from investment dealers. In addition, shareholders may complete the applicable portion of the fund’s standard account application. Interested investors should read the Statement of Intention carefully.

Purchases of class A and class M shares by qualified groups registered before March 30, 2006. The group purchase discount is not available to new groups. Members of qualified groups registered with Putnam Retail Management prior to March 30, 2006 may purchase class A shares of equity funds at a group sales charge rate of 4.50% of the public offering price (4.71% of the net amount invested). The dealer discount on such sales is 3.75% of the offering price. Members of qualified groups may also purchase class M shares of all funds at net asset value.

Members of qualified groups may send funds for the purchase of shares directly to Putnam Investor Services. Purchases of shares are made at the public offering price based on the net asset value next determined after Putnam Retail Management or Putnam Investor Services receives payment for the shares. The group or its investment dealer will provide periodic certification in form satisfactory to Putnam Investor Services upon request as to the eligibility of the purchasing members of the group. Failure to comply with these conditions may result in the disqualification of group members from using the group discount for future purchases.

A member of a qualified group may, depending upon the value of class A shares of the fund owned or proposed to be purchased by the member, be entitled to purchase class A shares of the fund at non-group sales charge rates shown in the prospectus which may be lower than the group sales charge rate, if the member qualifies as a person entitled to reduced non-group sales charges. Such a group member will be entitled to purchase at the lower rate if, at the time of purchase, the member or his or her investment dealer furnishes sufficient information for Putnam Retail Management or Putnam Investor Services to verify that the purchase qualifies for the lower rate.

Commissions on Sales to Employee Benefit Plans

Purchases of $1 million or more of class A shares. On sales of class A shares at net asset value to a qualified benefit plan or a health reimbursement account, Putnam Retail Management pays commissions monthly to the dealer of record at the time of the sale on net monthly purchases up to the following rates: 1.00% of the first $1 million, 0.75% of the next $1 million and 0.50% thereafter.

Purchases of class R shares. Putnam Retail Management may, at its discretion, pay commissions of up to 1.00% on sales of class R shares. For commission payments made by Putnam Retail Management to dealers and other financial intermediaries with respect to other classes of shares offered to employee benefit plans and other tax-favored plan investors, see the corresponding sub-heading under “SALES CHARGES AND OTHER SHARE CLASS FEATURES—RETAIL INVESTORS.”

DISTRIBUTION PLANS

i)

If the fund or a class of shares of the fund has adopted a distribution plan, the prospectus describes the principal features of the plan. This SAI contains additional information which may be of interest to investors.

Continuance of a plan is subject to annual approval by a vote of the Trustees, including a majority of the Trustees who are not interested persons of the fund and who have no direct or indirect interest in the plan or related arrangements (the "Qualified Trustees"), cast in person at a meeting called for that purpose. All material amendments to a plan must be likewise approved by the Trustees and the Qualified Trustees. No plan may be amended in order to increase materially the costs which the fund may bear for distribution pursuant to such plan without also being approved by a majority of the outstanding voting securities of the fund or the relevant class of the fund, as the case may be. A plan terminates automatically in the event of its assignment and may be terminated without penalty, at any time, by a vote of a majority of the Qualified Trustees or by a vote of a majority of the outstanding voting securities of the fund or the relevant class of the fund, as the case may be.

Putnam Retail Management compensates qualifying dealers (including, for this purpose, certain financial institutions) for sales of shares and the maintenance of shareholder accounts.

Putnam Retail Management may suspend or modify its payments to dealers. The payments are also subject to the continuation of the relevant distribution plan, the terms of the service agreements between the dealers and Putnam Retail Management and any applicable limits imposed by the National Association of Securities Dealers, Inc.

Financial institutions receiving payments from Putnam Retail Management as described above may be required to comply with various state and federal regulatory requirements, including among others those regulating the activities of securities brokers or dealers.

Except as otherwise agreed between Putnam Retail Management and a dealer, for purposes of determining the amounts payable to dealers for shareholder accounts for which such dealers are designated as the dealer of record, "average net asset value" means the product of (i) the average daily share balance in such account(s) and (ii) the average daily net asset value of the relevant class of shares over the quarter.

Class A shares:

Putnam Retail Management makes quarterly (or in certain cases monthly) payments to dealers at up to the annual rates set forth below (as a percentage of the average net asset value of class A shares for which such dealers are designated the dealer of record) except as described below. No payments are made during the first year after purchase on shares purchased at net asset value by shareholders that invest at least $1 million, unless the dealer of record has waived the sales commission, or, in the case of dealers of record for a qualified benefit plan investing at least $1 million, where such dealer has agreed to a reduced sales commission.

Rate*	Fund

0.25%	All funds currently making payments under a class A
distribution plan, except for those listed below

0.20% for shares purchased before 3/21/05;	Putnam Tax-Free High Yield Fund
0.25% for shares purchased on or after 3/21/05**

0.20% for shares purchased before 4/1/05;	Putnam AMT-Free Insured Municipal Fund
0.25% for shares purchased on or after 4/1/05

0.20% for shares purchased on or before 12/31/89;	Putnam Convertible Income-Growth Trust
0.25% for shares purchased after 12/31/89	The George Putnam Fund of Boston
Putnam Global Equity Fund
Putnam Global Natural Resources Fund
Putnam Health Sciences Trust
The Putnam Fund for Growth and Income
Putnam Investors Fund
Putnam Vista Fund
Putnam Voyager Fund

0.20% for shares purchased on or before 3/31/90;	Putnam High Yield Trust
0.25% for shares purchased after 3/31/90	Putnam U.S. Government Income Trust

0.20% for shares purchased on or before 1/1/90;	Putnam Equity Income Fund
0.25% for shares purchased after 1/1/90

0.20% for shares purchased on or before 3/31/91;	Putnam Income Fund
0.25% for shares purchased after 3/31/91;

Rate*	Fund

0.15% for shares purchased on or before 3/6/92;	Putnam Michigan Tax Exempt Income Fund
0.20% for shares purchased after 3/6/92 but before	Putnam Minnesota Tax Exempt Income Fund
4/1/05;	Putnam Ohio Tax Exempt Income Fund
0.25% for shares purchased on or after 4/1/05

0.15% for shares purchased on or before 5/11/92;	Putnam Massachusetts Tax Exempt Income Fund
0.20% for shares purchased after 5/11/92 but before
4/1/05;
0.25% for shares purchased on or after 4/1/05

0.15% for shares purchased on or before 12/31/92;	Putnam California Tax Exempt Income Fund
0.20% for shares purchased after 12/31/92 but	Putnam New Jersey Tax Exempt Income Fund
before 4/1/05;	Putnam New York Tax Exempt Income Fund
0.25% for shares purchased on or after 4/1/05	Putnam Tax Exempt Income Fund

0.15% for shares purchased on or before 3/5/93;	Putnam Arizona Tax Exempt Income Fund
0.20% for shares purchased after 3/5/93 but before
4/1/05;
0.25% for shares purchased on or after 4/1/05

0.15% for shares purchased on or before 7/8/93;	Putnam Pennsylvania Tax Exempt Income Fund
0.20% for shares purchased after 7/8/93 but before
4/1/05;
0.25% for shares purchased on or after 4/1/05

0.00%	Putnam Money Market Fund
Putnam Tax Exempt Money Market Fund

*For purposes of this table, shares are deemed to be purchased on date of settlement (i.e., once purchased and paid for). Shares issued in connection with dividend reinvestments are considered to be purchased on the date of their issuance, not the issuance of the original shares.

**Shares of Putnam Tax-Free High Yield Fund issued in connection with the merger of Putnam Municipal Income Fund into that fund pay a commission at the annual rate of 0.20% or 0.25%, based on the date of the original purchase of the shareholder’s corresponding shares of Putnam Municipal Income Fund, as set forth below: 0.20% for shares purchased on or before 5/7/92; 0.25% for shares purchased after 5/7/92.

Class B shares:

Putnam Retail Management makes quarterly (or in certain cases monthly) payments to dealers at the annual rates set forth below (as a percentage of the average net asset value of class B shares for which such dealers are designated the dealer of record).

Rate	Fund

0.25%	All funds currently making payments under a class B
distribution plan, except for those listed below

0.25%, except that the first year's service fees of	Putnam AMT-Free Insured Municipal Fund
0.25% are prepaid at time of sale	Putnam Tax-Free High Yield Fund

0.20%, except that the first year’s service fees of	Putnam Arizona Tax Exempt Income Fund
0.20% are prepaid at time of sale	Putnam California Tax Exempt Income Fund
Putnam Massachusetts Tax Exempt Income Fund
Putnam Michigan Tax Exempt Income Fund
Putnam Minnesota Tax Exempt Income Fund
Putnam New Jersey Tax Exempt Income Fund
Putnam New York Tax Exempt Income Fund
Putnam Ohio Tax Exempt Income Fund
Putnam Pennsylvania Tax Exempt Income Fund
Putnam Tax Exempt Income Fund

0.00%	Putnam Money Market Fund

Class C shares:

Putnam Retail Management makes quarterly (or in certain cases monthly) payments to dealers at the annual rates set forth below (as a percentage of the average net asset value of class C shares for which such dealers are designated the dealer of record). No payments are made during the first year after purchase unless the shareholder has made arrangements with Putnam Retail Management and the dealer of record has waived the sales commission.

Rate	Fund

1.00%	All funds currently making payments under a class C
distribution plan, except the fund listed below

0.50%	Putnam Money Market Fund

Different rates may apply to shares sold outside the United States.

Class M shares:

Putnam Retail Management makes quarterly (or in certain cases monthly) payments to dealers at the annual rates set forth below (as a percentage of the average net asset value of class M shares for which such dealers are designated the dealer of record), except as follows. No payments are made during the first year after purchase on shares purchased at net asset value for Putnam Rollover IRAs, unless the dealer of record has waived the sales commission.

Rate	Fund

0.65%	All growth, blend, value and asset allocation funds
currently making payments under a class M
distribution plan

0.40%	All income funds currently making payments under a
class M distribution plan (except for Putnam Money
Market Fund)

0.15%	Putnam Money Market Fund

Putnam Retail Management’s payments to dealers for plans investing in class M shares for which such dealers are designated the dealer of record may equal up to the annual rate of 0.75% of the average net asset value of such class M shares for all growth, blend, value and asset allocation funds currently making payments under a class M distribution plan and up to the annual rate of 0.50% of the average net asset value of such class M shares for all income funds currently making payments under a class M distribution plan (except for Putnam Floating Rate Income Fund, Putnam Limited Duration Government Income Fund and Putnam Money Market Fund).

Different rates may apply to shares sold outside the United States.

Class R shares:

Putnam Retail Management makes quarterly (or in certain cases monthly) payments to dealers at up to the annual rates set forth below (as a percentage of the average net asset value of class R shares for which such dealers are designated the dealer of record).

Rate	Fund

0.50%	All funds currently making payments under a class R
distribution plan

A portion of the class R distribution fee payable to dealers may be paid to third parties who provide services to plans investing in class R shares and participants in such plans.

Class S Shares

Putnam Retail Management makes quarterly (or in certain cases monthly) payments to dealers at the annual rates set forth below (as a percentage of the average net asset value of class S shares for which such dealers are designated the dealer of record).

Rate	Fund

0.10%	Putnam Prime Money Market Fund

Class T shares:

Putnam Retail Management makes quarterly (or in certain cases monthly) payments to dealers at the annual rates set forth below (as a percentage of the average net asset value of class T shares for which such dealers are designated the dealer of record).

Rate	Fund

0.25%	Putnam Money Market Fund

Additional Dealer Payments

As described above and in the section “Distribution Plans,” dealers may receive different commissions, sales charge reallowances and other payments with respect to sales of different classes of shares of the funds. These payments may include servicing payments to retirement plan administrators and other institutions up to the same levels as described above under “Distribution Plans.” For purposes of this section the term “dealer” includes any broker, dealer, bank, bank trust department, registered investment advisor, financial planner, retirement plan administrator and any other institution having a selling, services, or any similar agreement with Putnam Retail Management or one of its affiliates. In addition, with respect to Prime Money Market Fund, the term “dealer” also includes an entity that provides information about such fund to its clients and a service provider that licenses software or other technology to Putnam Retail Management to facilitate the acceptance of orders directly from shareholders.

Putnam Retail Management and its affiliates pay additional compensation to selected dealers under the categories described below. These categories are not mutually exclusive, and a single dealer may receive payments under all categories. These payments may create an incentive for a dealer firm or its representatives to recommend or offer shares of the fund or other Putnam funds to its customers. These additional payments are made pursuant to agreements with dealers and do not change the price paid by investors for the purchase of a share or the amount a fund will receive as proceeds from such sales or the distribution (12b-1) fees and the expenses paid by the fund as shown under the heading “Fees and Expenses” in the prospectus.

Marketing Support Payments. Putnam Retail Management and its affiliates will make payments to certain dealers for marketing support services, including business planning assistance, educating dealer personnel about the Putnam funds and shareholder financial planning needs, placement on the dealer’s preferred or recommended fund company list, and access to sales meetings, sales representatives and management representatives of the dealer. These payments are made to dealers that are registered as holders of record or dealers of record for accounts in the fund. These payments are generally based on one or more of the following factors: average net assets of Putnam’s retail mutual funds attributable to that dealer, gross or net sales of Putnam’s retail mutual funds attributable to that dealer, reimbursement of ticket charges (fees that a dealer firm charges its representatives for effecting transactions in fund shares) or a negotiated lump sum payment for services rendered.

Putnam Retail Management and its affiliates compensate dealers differently depending upon, among other factors, the level and/or type of marketing support provided by the dealer. In addition, payments typically apply to retail sales and assets, but may not, in certain situations, apply to other specific types of sales or assets, such as to retirement plans or fee-based advisory programs.

Marketing support payments to any one dealer are not expected, with certain limited exceptions, to exceed 0.085% of the average assets of Putnam’s retail mutual funds attributable to that dealer on an annual basis.

The following dealers (and such dealers’ respective affiliates) received marketing support payments from Putnam Retail Management and its affiliates during the calendar year ended December 31, 2006:

A.G. Edwards & Sons, Inc.	Merrill Lynch, Pierce, Fenner & Smith, Inc.

Advantage Capital Corporation	MetLife Securities, Inc

AIG Financial Advisors, Inc.	ML Life Insurance Company of New York

American General Securities Incorporated	Morgan Stanley DW Inc.

American Portfolios Financial Services, Inc.	Multi-Financial Services Corporation

Ameriprise Financial Services, Inc.	Mutual Service Corporation

Associated Securities Corporation	National Planning Corporation

AXA Financial Services, Inc.	New England Securities Corporation

Bank of New York	Next Financial Group, Inc,

Bank One Securities Inc.	NFP Securities, Inc.

Cadaret, Grant & Co. Inc	Oppenheimer & Co. Inc.

Chase Investment Services Corp.	People’s Securities

Citicorp Investment Services	PFS Investments, Inc.

Citigroup Global Markets, Inc.	Piper Jaffray & Co

Commonwealth Equity Services	PNC Investments

Contemporary Financial Solutions	Prime Vest Financial Services, Inc.

CUNA Brokerage Services, Inc.	Raymond James & Associates, Inc.

Edward D. Jones & Co	Raymond James Financial Services, Inc.

Financial Network Investment Corp.	RBC Dain Rauscher, Inc.

FSC Securities Corporation	Robert W. Baird & Co. Incorporated

Genworth Financial Securities Corp.	Royal Alliance Associates

Goldman, Sachs and Co.	Securities America Financial Corporation, Inc.

HD Vest Investment Securities, Inc.	Signator Investors, Inc.

ING Financial Advisers, LLC	SII Investments

ING Financial Partners	SMBC Friend Securities Co., Ltd.

INVEST Financial Corporation	SunTrust Investment Services, Inc.

Investment Centers of America, Inc.	TCF Investments, Inc.

J.P. Morgan Securities Inc.	Terra Securities Inc.

Janney Montgomery Scott LLC	U.S. Bancorp Investments, Inc.

Key Investment Services	UBS Financial Services Inc.

Lincoln Financial Advisors Corp.	United Planners Financial Services of America

Lincoln Investment Planning, Inc.	Wachovia Securities, LLC

Linsco/Private Ledger Corp.	Walnut Street Securities, Inc.

M L Stern & Company	Waterstone Financial Group Inc.

M&T Securities, Inc	Wells Fargo Investments, LLC

McDonald Investments, Inc.	WM Financial Services

Mellon Financial Markets, LLC	Woodbury Financial Services, Inc.

Merrill Lynch Life Insurance Company

Additional dealers may receive marketing support payments in 2007 and in future years. Any additions, modifications or deletions to the list of dealers identified above that have occurred since December 31, 2006 are not reflected. You can ask your dealer about any payments it receives from Putnam Retail Management and its affiliates.

Program Servicing Payments. Putnam Retail Management and its affiliates will also make payments to certain dealers that sell Putnam fund shares through retirement plans and other investment programs to compensate dealers for a variety of services they provide to such programs. A dealer may perform program services itself or may arrange with a third party to perform program services. In addition to participant recordkeeping, reporting, or transaction processing, program services may include services rendered in connection with fund/investment selection and monitoring, employee enrollment and education, plan balance rollover or separation, or other similar services, and (for Putnam Prime Money Market Fund only) providing technology or otherwise facilitating trading and the dissemination of information about the fund. Payments by Putnam Retail Management and its affiliates for program servicing support to any one dealer are not expected, with certain limited exceptions, to exceed 0.20% of the total assets in the program on an annual basis. In addition, Putnam Retail Management and its affiliates will make one-time or annual payments to selected dealers receiving program servicing payments in reimbursement of printing costs for literature for participants, account maintenance fees or fees for establishment of Putnam funds on the dealer’s system. The amounts of these payments may, but will not normally (except in cases where the aggregate assets in the program are small), cause the aggregate amount of the program servicing payments to such dealer on an annual basis to exceed the amounts set forth above.

The following dealers (and such dealers’ respective affiliates) received program servicing payments from Putnam Retail Management and its affiliates during the calendar year ended December 31, 2006:

ADP Broker-Dealer, Inc.	Merrill Lynch, Pierce, Fenner & Smith, Inc.

Ameriprise Financial Services, Inc.	MFS Heritage Trust Company

AST Trust Company	MFS Retirement Services, Inc.

BISYS Retirement Services, Inc.	MidAtlantic Capital Corporation

Ceridian Retirement Plan Services, Inc.	National Financial Services LLC

Charles Schwab & Co., Inc.	Nationwide Investment Services Corp

Charles Schwab Trust Company	Nationwide Life Insurance Company

Correll Co.	Newport Retirement Services, Inc.

CPI Qualifed Plan Consultants, Inc.	NYLIFE Distributors LLC

DailyAccess Corporation	Plan Administrators, Inc.

Dyatech, LLC	Principal Life Insurance Co.

ExpertPlan, Inc.	Princor Financial Services, Inc.

Financial Administrative Services Corp.	Reliance Trust Company

Fiserv Trust Company	SunTrust Bank

Hartford Life Insurance Co.	Trusource, a division of Union Bank of California,
N.A.

Invesmart, Inc.	Union Bank of California, N.A.

July Business Services	Upromise Investments, Inc.

Massachusetts Mutual Life Insurance Co.	VALIC Retirement Services Company

McLeod Administrative Services Inc.	Wachovia Bank, N.A.

Mercer HR Services LLC	Wells Fargo Bank, N.A.

Additional dealers may receive program servicing payments in 2007 and in future years. Any additions, modifications or deletions to the list of dealers identified above that have occurred since December 31, 2006 are not reflected. You can ask your dealer about any payments it receives from Putnam Retail Management and its affiliates.

Other Payments. From time to time, Putnam Retail Management, at its expense, may provide additional compensation to dealers which sell or arrange for the sale of shares of the fund to the extent not prohibited by laws or the rules of any self-regulatory agency, such as the NASD. Such compensation provided by Putnam Retail Management may include financial assistance to dealers that enable Putnam Retail Management to participate in and/or present at dealer-sponsored conferences or seminars, sales or training programs for invited registered representatives and other dealer employees, dealer entertainment, and other dealer-sponsored events, and travel expenses, including lodging incurred by registered representatives and other employees in connection with prospecting, retention and due diligence trips. Putnam Retail Management makes payments for entertainment events it deems appropriate, subject to Putnam Retail Management’s internal guidelines and applicable law. These payments may vary upon the nature of the event.

Certain dealers also receive payments from the funds’ transfer agent in recognition of sub-accounting or other services they provide to shareholders or plan participants who invest in the fund or other Putnam funds through their retirement plan. These payments are not expected, with certain exceptions both for affiliated and unaffiliated entities noted in the discussion under the heading “Management – Investor Servicing Agent and Custodian,” to exceed 0.13% of the total assets of such shareholders or plan participants in the fund or other Putnam funds on an annual basis. See the discussion under the heading “Management – Investor Servicing Agent and Custodian” for more details.

You can ask your dealer for information about payments it receives from Putnam Retail Management or its affiliates and the services it provides for those payments.

In addition to payments to dealers described above, PFTC or Putnam Retail Management may, at the direction of a retirement plan’s sponsor, reimburse or pay direct expenses of the plan that would otherwise be payable by the plan.

INVESTOR SERVICES

Shareholder Information

Each time shareholders buy or sell shares, they will receive a statement confirming the transaction and listing their current share balance. (Under certain investment plans, a statement may only be sent quarterly.) Shareholders will receive a statement confirming reinvestment of distributions in additional fund shares (or in shares of other Putnam funds for Dividends Plus accounts) promptly following the quarter in which the reinvestment occurs. To help shareholders take full advantage of their Putnam investment, they will receive a Welcome Kit and a periodic publication covering many topics of interest to investors. The fund also sends annual and semiannual reports that keep shareholders informed about its portfolio and performance, and year-end tax information to simplify their recordkeeping. Easy-to-read, free booklets on special subjects such as the Exchange Privilege and IRAs are available from Putnam Investor Services. Shareholders may call Putnam Investor Services toll-free weekdays at 1-800-225-1581 between 8:30 a.m. and 8:00 p.m., and Saturdays from 9:00 a.m. to 5:00 p.m., Boston time for more information, including account balances. Shareholders can also visit the Putnam Web site at http://www.putnam.com.

Your Investing Account

The following information provides more detail concerning the operation of a Putnam Investing Account. For further information or assistance, investors should consult Putnam Investor Services. Shareholders who purchase shares through a defined contribution plan should note that not all of the services or features described below may be available to them, and they should contact their employer for details.

A shareholder may reinvest a cash distribution without a front-end sales charge or without the reinvested shares being subject to a CDSC, as the case may be, by delivering to Putnam Investor Services the uncashed distribution check. Putnam Investor Services must receive the properly endorsed check within 1 year after the date of the check.

The Investing Account also provides a way to accumulate shares of the fund. In most cases, after an initial investment, a shareholder may send checks to Putnam Investor Services, made payable to the fund, to purchase additional shares at the applicable public offering price next determined after Putnam Investor Services receives the check. Checks must be drawn on a U.S. bank and must be payable in U.S. dollars.

Putnam Investor Services acts as the shareholder's agent whenever it receives instructions to carry out a transaction on the shareholder's account. Upon receipt of instructions that shares are to be purchased for a shareholder's account, shares will be purchased through the investment dealer designated by the shareholder. Shareholders may change investment dealers at any time by written notice to Putnam Investor Services, provided the new dealer has a sales agreement with Putnam Retail Management.

Shares credited to an account are transferable upon written instructions in good order to Putnam Investor Services and may be sold to the fund as described under "How do I sell fund shares?" in the prospectus. Money market funds and certain other funds will not issue share certificates. A shareholder may send to Putnam Investor Services any certificates which have been previously issued for safekeeping at no charge to the shareholder.

Putnam Retail Management, at its expense, may provide certain additional reports and administrative material to qualifying institutional investors with fiduciary responsibilities to assist these investors in discharging their responsibilities. Institutions seeking further information about this service should contact Putnam Retail Management, which may modify or terminate this service at any time.

The fund pays Putnam Investor Services' fees for maintaining Investing Accounts.

Checkwriting Privilege. For those funds that allow shareholders, as disclosed in the prospectus, to redeem shares by check, Putnam is currently waiving the minimum per-check amount stated in the prospectus.

Reinstatement Privilege

An investor who has redeemed shares of the fund may reinvest within 90 days of such redemption (one year, in the case of shares redeemed prior to January 1, 2007) the proceeds of such redemption in shares of the same class of the fund, or may reinvest within 90 days of such redemption (one year, in the case of shares redeemed prior to January 1, 2007) the proceeds in shares of the same class of one of the other continuously offered Putnam funds (through the exchange privilege described in the prospectus), including, in the case of shares subject to a CDSC, the amount of CDSC charged on the redemption. Any such reinvestment would be at the net asset value of the shares of the fund(s) the investor selects, next determined after Putnam Retail Management receives a Reinstatement Authorization. The time that the previous investment was held will be included in determining any applicable CDSC due upon redemptions and, in the case of class B shares, the eight-year period for conversion to class A shares. Reinstatements into class B, class C or class M shares may be permitted even if the resulting purchase would otherwise be rejected for causing a shareholder’s investments in such class to exceed the applicable investment maximum. Shareholders will receive from Putnam Retail Management the amount of any CDSC paid at the time of redemption as part of the reinstated investment, which may be treated as capital gains to the shareholder for tax purposes.

Exercise of the Reinstatement Privilege does not alter the federal income tax treatment of any capital gains realized on a sale of fund shares, but to the extent that any shares are sold at a loss and the proceeds are reinvested in shares of the fund, some or all of the loss may be disallowed as a deduction. Consult your tax adviser. Investors who desire to exercise the Reinstatement Privilege should contact their investment dealer or Putnam Investor Services.

Exchange Privilege

Except as otherwise set forth in this section, by calling Putnam Investor Services, investors may exchange shares valued up to $500,000 between accounts with identical registrations, provided that no certificates are outstanding for such shares. During periods of unusual market changes and shareholder activity, shareholders may experience delays in contacting Putnam Investor Services by telephone to exercise the telephone exchange privilege. No exchanges are permitted into or out of Putnam Prime Money Market Fund.

Putnam Investor Services also makes exchanges promptly after receiving a properly completed Exchange Authorization Form and, if issued, share certificates. If the shareholder is a corporation, partnership, agent, or surviving joint owner, Putnam Investor Services will require additional documentation of a customary nature. Because an exchange of shares involves the redemption of fund shares and reinvestment of the proceeds in shares of another Putnam fund, completion of an exchange may be delayed under unusual circumstances if the fund were to suspend redemptions or postpone payment for the fund shares being exchanged, in accordance with federal securities laws. Exchange Authorization Forms and prospectuses of the other Putnam funds are available from Putnam Retail Management or investment dealers having sales contracts with Putnam Retail Management. The prospectus of each fund describes its investment objective(s) and policies, and shareholders should obtain a prospectus and consider these objectives and policies carefully before requesting an exchange. Shares of certain Putnam funds are not available to residents of all states. The fund reserves the right to change or suspend the exchange privilege at any time. Shareholders would be notified of any change or suspension. Additional information is available from Putnam Investor Services.

Shareholders of other Putnam funds may also exchange their shares at net asset value for shares of the fund, as set forth in the current prospectus of each fund. Exchanges from Putnam Money Market Fund or Putnam Tax Exempt Money Market Fund into another Putnam fund may be subject to an initial sales charge.

For federal income tax purposes, an exchange is a sale on which the investor generally will realize a capital gain or loss depending on whether the net asset value at the time of the exchange is more or less than the investor's basis.

All exchanges are subject to applicable short-term trading fees and Putnam’s policies on excessive short-term trading, as set forth in the Fund’s Prospectus. In addition, trustees, sponsors and administrators of qualified plans that invest in the Fund may impose short-term trading fees whose terms may differ from those described in the Prospectus.

(1)Dividends PLUS

Shareholders may invest the fund's distributions of net investment income or distributions combining net investment income and short-term capital gains in shares of the same class of another continuously offered Putnam fund (the "receiving fund") using the net asset value per share of the receiving fund determined on the date the fund's distribution is payable. No sales charge or CDSC will apply to the purchased shares unless the fund paying the distribution is a money market fund. The prospectus of each fund describes its investment objective(s) and policies, and shareholders should obtain a prospectus and consider these objective(s) and policies carefully before investing their distributions in the receiving fund. Shares of certain Putnam funds are not available to residents of all states.

The minimum account size requirement for the receiving fund will not apply if the current value of your account in the fund paying the distribution is more than $5,000.

Shareholders of other Putnam funds (except for money market funds, whose shareholders must pay a sales charge or become subject to a CDSC) may also use their distributions to purchase shares of the fund at net asset value.

For federal tax purposes, distributions from the fund which are reinvested in another fund are treated as paid by the fund to the shareholder and invested by the shareholder in the receiving fund and thus, to the extent composed of taxable income and deemed paid to a taxable shareholder, are taxable.

The Dividends PLUS program may be revised or terminated at any time and is not available for dividends paid by Putnam Prime Money Market Fund. Shareholders in other Putnam funds cannot cross fund reinvest into the Putnam Prime Money Market Fund.

Plans Available To Shareholders

The plans described below are fully voluntary and may be terminated at any time without the imposition by the fund or Putnam Investor Services of any penalty. All plans provide for automatic reinvestment of all distributions in additional shares of the fund at net asset value. The fund, Putnam Retail Management or Putnam Investor Services may modify or cease offering these plans at any time.

Systematic Withdrawal Plan ("SWP"). An investor who owns or buys shares of the fund valued at $5,000 or more at the current public offering price may open a SWP plan and have a designated sum of money ($50 or more) paid monthly, quarterly, semi-annually or annually to the investor or another person. (Payments from the fund can be combined with payments from other Putnam funds into a single check through a designated payment plan.) Shares are deposited in a plan account, and all distributions are reinvested in additional shares of the fund at net asset value (except where the plan is utilized in connection with a charitable remainder trust). Shares in a plan account are then redeemed at net asset value to make each withdrawal payment. Payment will be made to any person the investor designates; however, if shares are registered in the name of a trustee or other fiduciary, payment will be made only to the fiduciary, except in the case of a profit-sharing or pension plan where payment will be made to a designee. As withdrawal payments may include a return of principal, they cannot be considered a guaranteed annuity or actual yield of income to the investor. The redemption of shares in connection with a plan generally will result in a gain or loss for tax purposes. Some or all of the losses realized upon redemption may be disallowed pursuant to the so-called wash sale rules if shares of the same fund from which shares were redeemed are purchased (including through the reinvestment of fund distributions) within a period beginning 30 days before, and ending 30 days after, such redemption. In such a case, the basis of the replacement shares will be increased to reflect the disallowed loss. Continued withdrawals in excess of income will reduce and possibly exhaust invested principal, especially in the event of a market decline. The maintenance of a plan concurrently with purchases of additional shares of the fund would be disadvantageous to the investor because of the sales charge payable on such purchases. For this reason, the minimum investment accepted while a plan is in effect is $1,000, and an investor may not maintain a plan for the accumulation of shares of the fund (other than through reinvestment of distributions) and a plan at the same time. The cost of administering these plans for the benefit of those shareholders participating in them is borne by the fund as an expense of all shareholders. The fund, Putnam Retail Management or Putnam Investor Services may terminate or change the terms of the plan at any time. A plan will be terminated if communications mailed to the shareholder are returned as undeliverable.

Investors should consider carefully with their own financial advisers whether the plan and the specified amounts to be withdrawn are appropriate in their circumstances. The fund and Putnam Investor Services make no recommendations or representations in this regard.

Tax-favored plans. (Not offered by funds investing primarily in tax-exempt securities.) Investors may purchase shares of the fund through the following Tax Qualified Retirement Plans, available to qualified individuals or organizations:

Standard and variable profit-sharing (including 401(k)) and money purchase pension plans; and Individual Retirement Account Plans (IRAs), including simple IRAs, Roth IRAs, SEP IRAs; and Coverdell Education savings plans.

Forms and further information on these Plans are available from investment dealers or from Putnam Retail Management. In addition, specialized professional plan administration services are available on an optional basis; contact Putnam Investor Services at 1-866-207-7261.

Consultation with a competent financial and tax adviser regarding these Plans and consideration of the suitability of fund shares as an investment under the Employee Retirement Income Security Act of 1974, or otherwise, is recommended.

Automatic Rebalancing Arrangements. Putnam Retail Management or Putnam Investor Services may enter into arrangements with certain dealers which provide for automatic periodic rebalancing of shareholders’ accounts in Putnam funds. For more information about these arrangements, please contact Putnam Retail Management or Putnam Investor Services.

SIGNATURE GUARANTEES

Requests to redeem shares having a net asset value of $100,000 or more, or to transfer shares or make redemption proceeds payable to anyone other than the registered account owners, must be signed by all registered owners or their legal representatives and must be guaranteed by a bank, broker/dealer, municipal securities dealer or broker, credit union, national securities exchange, registered securities association, clearing agency, savings association or trust company, provided such institution is authorized and acceptable under and conforms with Putnam Fiduciary Trust Company’s signature guarantee procedures. A copy of such procedures is available upon request. In certain situations, for example, if you want your redemption proceeds sent to an address other than your address as it appears on Putnam’s records, you may also need to provide a signature guarantee. Putnam Investor Services usually requires additional documentation for the sale of shares by a corporation, partnership, agent or fiduciary, or a surviving joint owner. Contact Putnam Investor Services for more information on Putnam’s signature guarantee and documentation requirements.

REDEMPTIONS

Suspension of redemptions. The fund may not suspend shareholders’ right of redemption, or postpone payment for more than seven days, unless the Exchange is closed for other than customary weekends or holidays, or if permitted by the rules of the Securities and Exchange Commission during periods when trading on the Exchange is restricted or during any emergency which makes it impracticable for the fund to dispose of its securities or to determine fairly the value of its net assets, or during any other period permitted by order of the Commission for protection of investors.

In-kind redemptions. With the consent of a redeeming shareholder (or, with respect to certain funds as indicated in the prospectus, in Putnam’s discretion), the fund will consider satisfying all or a portion of a redemption request by distributing securities or other property in lieu of cash (“in-kind” redemptions). Any transaction costs or other expenses involved in liquidating securities received in an in-kind redemption will be borne by the redeeming investor. For information regarding procedures for in-kind redemptions, please contact Putnam Retail Management.

SHAREHOLDER LIABILITY

Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the fund. However, the Agreement and Declaration of Trust disclaims shareholder liability for acts or obligations of the fund and requires that notice of such disclaimer be given in each agreement, obligation, or instrument entered into or executed by the fund or the Trustees. The Agreement and Declaration of Trust provides for indemnification out of fund property for all loss and expense of any shareholder held personally liable for the obligations of the fund. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which the fund would be unable to meet its obligations. The likelihood of such circumstances is remote.

DISCLOSURE OF PORTFOLIO INFORMATION

The Trustees of the Putnam funds have adopted policies with respect to the disclosure of the fund’s portfolio holdings by the fund, Putnam Management, or their affiliates. These policies provide that information about the fund’s portfolio generally may not be released to any party prior to (i) the posting of such information on the Putnam Investments website, (ii) the filing of the information with the SEC in a required filing, or (iii) the dissemination of such information to all shareholders simultaneously. Certain limited exceptions pursuant to the fund’s policies are described below. The Trustees will periodically receive reports from the fund’s Chief Compliance Officer regarding the operation of these policies and procedures, including any arrangements to make non-public disclosures of the fund’s portfolio information to third parties. Putnam Management and its affiliates are not permitted to receive compensation or other consideration in connection with disclosing information about the fund’s portfolio holdings to third parties.

Public Disclosures

The fund’s portfolio holdings are currently disclosed to the public through required filings with the SEC and on the Putnam Investments website. The fund files its portfolio holdings with the SEC for each fiscal quarter on Form N-CSR (with respect to each annual period and semi-annual period) and Form N-Q (with respect to the first and third quarters of the fund’s fiscal year). Shareholders may obtain the fund’s Form N-CSR and N-Q filings on the SEC’s website at http://www.sec.gov. In addition, the fund’s Form N-CSR and N-Q filings may be reviewed and copied at the SEC’s public reference room in Washington, D.C. You may call the SEC at 1-800-SEC-0330 for information about the SEC’s website or the operation of the public reference room.

Putnam Management also currently makes the fund’s portfolio information publicly available on the Putnam Investments website, www.putnam.com, as disclosed in the following table:

Information(1)	Frequency of Disclosure	Date of Web Posting

Full Portfolio Holdings(2)	Quarterly	Last business day of the month
following the end of each
calendar quarter

Top 10 Portfolio Holdings and	Monthly	Approximately 15 days after the
other portfolio statistics		end of each month

(1) Putnam mutual funds that are not currently offered to the general public (“incubated” funds) do not post portfolio holdings on the Web. Full portfolio holdings for the Putnam RetirementReady® Funds, which invest solely in six other Putnam funds, are posted on www.putnam.com approximately 15 days after the end of each month. Please see the prospectus for these funds’ target allocations.

(2) Money market funds do not currently make full quarterly holdings available on the Putnam Investments website.

The scope of the information relating to the fund’s portfolio that is made available on the website may change from time to time without notice. In addition, the posting of fund holdings may be delayed in some instances for technical reasons.

Putnam Management or its affiliates may include fund portfolio information that has already been made public through a Web posting or SEC filing in marketing literature and other communications to shareholders, advisors or other parties, provided that, in the case of information made public through the Web, the information is disclosed no earlier than the day after the date of posting to the website.

Other Disclosures

The fund’s policies require that non-public disclosures of information regarding the fund’s portfolio may be made only if there is a legitimate business purpose consistent with fiduciary duties to all shareholders of the fund. In addition, the party receiving the non-public information must sign a non-disclosure agreement unless otherwise approved by Putnam Management’s Compliance Department. Arrangements to make non-public disclosures of the fund’s portfolio information must be approved by the Chief Compliance Officer of the fund. The Chief Compliance Officer will report on an ongoing basis to a committee of the fund’s Board of Trustees consisting only of Trustees who are not “interested persons” of the fund or Putnam Management regarding any such arrangement that the fund may enter into with third parties other than service providers to the fund.

The fund periodically discloses its portfolio information on a confidential basis to various service providers that require such information in order to assist the fund with its day-to-day business affairs. In addition to Putnam Management and its affiliates, including PFTC and PRM, these service providers include the fund’s custodian and sub-custodians, which currently include State Street Bank and Trust Company, Mellon Bank N.A., Brown Brothers Harriman & Co., UMB Bank, N.A., JP Morgan Chase Bank, and Citibank N.A., the fund’s independent registered public accounting firm, legal counsel, and financial printer (McMunn Associates, Inc.), and the fund’s proxy voting services, currently Glass, Lewis & Co. These service providers are required to keep such information confidential, and are prohibited from trading based on the information or otherwise using the information except as necessary in providing services to the fund.

The fund may also periodically provide non-public information about its portfolio holdings to rating and ranking organizations, such as Lipper Inc. and Morningstar Inc., in connection with those firms’ research on and classification of the fund and in order to gather information about how the fund’s attributes (such as volatility, turnover, and expenses) compare with those of peer funds. Any such firm would be required to keep the fund’s portfolio information confidential and would be prohibited from trading based on the information or otherwise using the information except as necessary in providing services to the fund.

PROXY VOTING GUIDELINES AND PROCEDURES

The Trustees of the Putnam funds have established proxy voting guidelines and procedures that govern the voting of proxies for the securities held in the funds’ portfolios. The proxy voting guidelines summarize the funds’ positions on various issues of concern to investors, and provide direction to the proxy voting service used by the funds as to how fund portfolio securities should be voted on proposals dealing with particular issues. The proxy voting procedures explain the role of the Trustees, Putnam Management, the proxy voting service and the funds’ proxy coordinator in the proxy voting process, describe the procedures for referring matters involving investment considerations to the investment personnel of Putnam Management and describe the procedures for handling potential conflicts of interest. The Putnam funds’ proxy voting guidelines and procedures are included in this SAI as Appendix A. Information regarding how the funds voted proxies relating to portfolio securities during the 12-month period ended June 30, 2006 is available on the Putnam Individual Investor website, www.putnam.com/individual, and on the SEC’s website at www.sec.gov. If you have questions about finding forms on the SEC’s website, you may call the SEC at 1-800-SEC-0330. You may also obtain the Putnam funds’ proxy voting guidelines and procedures by calling Putnam’s Shareholder Services at 1-800-225-1581.

SECURITIES RATINGS

The ratings of securities in which the fund may invest will be measured at the time of purchase and, to the extent a security is assigned a different rating by one or more of the various rating agencies, Putnam Management may use the highest rating assigned by any agency. Putnam Management will not necessarily sell an investment if its rating is reduced. The following rating services describe rated securities as follows:

Moody’s Investors Service, Inc.

Bonds

Aaa -- Bonds which are rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as “gilt edged.” Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

Aa -- Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risk appear somewhat larger than the Aaa securities.

A -- Bonds which are rated A possess many favorable investment attributes and are to be considered as upper-medium-grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment sometime in the future.

Baa -- Bonds which are rated Baa are considered as medium grade obligations, (i.e., they are neither highly protected nor poorly secured). Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

Ba -- Bonds which are rated Ba are judged to have speculative elements; their future cannot be considered as well-assured. Often the protection of interest and principal payments may be very moderate, and thereby not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class.

B -- Bonds which are rated B generally lack characteristics of the desirable investment. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small.

Caa -- Bonds which are rated Caa are of poor standing. Such issues may be in default or there may be present elements of danger with respect to principal or interest.

Ca -- Bonds which are rated Ca represent obligations which are speculative in a high degree. Such issues are often in default or have other marked shortcomings.

C -- Bonds which are rated C are the lowest rated class of bonds, and issues so rated can be regarded as having extremely poor prospects of ever attaining any real investment standing.

Notes

MIG 1/VMIG 1 -- This designation denotes best quality. There is present strong protection by established cash flows, superior liquidity support or demonstrated broad-based access to the market for refinancing.

MIG 2/VMIG 2 -- This designation denotes high quality. Margins of protection are ample although not so large as in the preceding group.

Commercial paper

Issuers rated Prime-1 (or supporting institutions) have a superior ability for repayment of senior short-term debt obligations. Prime-1 repayment ability will often be evidenced by the following characteristics:

-- Leading market positions in well established industries.

-- High rates of return on funds employed.

-- Conservative capitalization structure with moderate reliance on debt and ample asset protection.

-- Broad margins in earnings coverage of fixed financial charges and high internal cash generation.

-- Well established access to a range of financial markets and assured sources of alternate liquidity.

Issuers rated Prime-2 (or supporting institutions) have a strong ability for repayment of senior short-term debt obligations. This will normally be evidenced by many of the characteristics cited above to a lesser degree. Earnings trends and coverage ratios, while sound, may be more subject to variation. Capitalization characteristics, while still appropriate, may be more affected by external conditions. Ample alternate liquidity is maintained.

Standard & Poor’s

Bonds

AAA -- An obligation rated AAA has the highest rating assigned by Standard & Poor’s. The obligor’s capacity to meet its financial commitment on the obligation is extremely strong.

AA -- An obligation rated AA differs from the highest-rated obligations only in small degree. The obligor’s capacity to meet its financial commitment on the obligation is very strong.

A -- An obligation rated A is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories. However, the obligor’s capacity to meet its financial commitment on the obligation is still strong.

BBB -- An obligation rated BBB exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

Obligations rated BB, B, CCC, CC and C are regarded as having significant speculative characteristics. BB indicates the lowest degree of speculation and C the highest. While such obligations will likely have some quality and protective characteristics, these are outweighed by large uncertainties or major exposures to adverse conditions.

BB -- An obligation rated BB is less vulnerable to nonpayment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions which could lead to the obligor’s inadequate capacity to meet its financial commitment on the obligation.

B -- An obligation rated B is more vulnerable to nonpayment than obligations rated BB, but the obligor currently has the capacity to meet its financial commitment on the obligations. Adverse business, financial, or economic conditions will likely impair the obligor’s capacity or willingness to meet its financial commitment on the obligation.

CCC -- An obligation rated CCC is currently vulnerable to nonpayment, and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation. In the event of adverse business, financial, or economic conditions, the obligor is not likely to have the capacity to meet its financial commitment on the obligation.

CC -- An obligation rated CC is currently highly vulnerable to nonpayment.

C -- The C rating may be used to cover a situation where a bankruptcy petition has been filed, or similar action has been taken, but payments on this obligation are being continued.

D -- An obligation rated D is in payment default. The D rating category is used when interest payments or principal payments are not made on the date due even if the applicable grace period has not expired, unless Standard & Poor’s believes that such payments will be made during such grace period. The D rating also will be used upon the filing of a bankruptcy petition, or the taking of a similar action if payments on an obligation are jeopardized.

Notes

SP-1 -- Strong capacity to pay principal and interest. Those issues determined to possess overwhelming safety characteristics are given a plus (+) designation.

SP-2 -- Satisfactory capacity to pay principal and interest.

SP-3 -- Speculative capacity to pay principal and interest.

Commercial paper

A-1 -- This highest category indicates that the degree of safety regarding timely payment is strong. Those issues determined to possess extremely strong safety characteristics are denoted with a plus sign (+) designation.

A-2 -- Capacity for timely payment on issues with this designation is satisfactory. However, the relative degree of safety is not as high as for issues designated ‘A-1’.

A-3 -- Issues carrying this designation have adequate capacity for timely payment. They are, however, more vulnerable to the adverse effects of changes in circumstances than obligations carrying the higher designations.

Duff & Phelps Corporation

Long-Term Debt

AAA -- Highest credit quality. The risk factors are negligible, being only slightly more than for risk-free U.S. Treasury debt.

AA+, AA, AA- -- High credit quality. Protection factors are strong. Risk is modest but may vary slightly from time to time because of economic conditions.

A+, A, A- -- Protection factors are average but adequate. However, risk factors are more variable and greater in periods of economic stress.

BBB+, BBB, BBB- -- Below-average protection factors but still considered sufficient for prudent investment. Considerable variability in risk during economic cycles.

BB+, BB, BB- -- Below investment grade but deemed likely to meet obligations when due. Present or prospective financial protection factors fluctuate according to industry conditions or company fortunes. Overall quality may move up or down frequently within this category.

B+, B, B- -- Below investment grade and possessing risk that obligations will not be met when due. Financial protection factors will fluctuate widely according to economic cycles, industry conditions and/or company fortunes. Potential exists for frequent changes in the rating within this category or into a higher or lower rating grade.

CCC -- Well below investment-grade securities. Considerable uncertainty exists as to timely payment of principal, interest or preferred dividends. Protection factors are narrow and risk can be substantial with unfavorable economic/industry conditions, and/or with unfavorable company developments.

DD -- Defaulted debt obligations. Issuer failed to meet scheduled principal and/or interest payments.

Fitch Investors Service, Inc.

AAA -- Bonds considered to be investment grade and of the highest credit quality. The obligor has an exceptionally strong ability to pay interest and repay principal, which is unlikely to be affected by reasonably foreseeable events.

AA -- Bonds considered to be investment grade and of very high credit quality. The obligor’s ability to pay interest and repay principal is very strong, although not quite as strong as bonds rated AAA.

A -- Bonds considered to be investment grade and of high credit quality. The obligor’s ability to pay interest and repay principal is considered to be strong, but may be more vulnerable to adverse changes in economic conditions and circumstances than bonds with higher ratings.

BBB -- Bonds considered to be investment grade and of satisfactory credit quality. The obligor’s ability to pay interest and repay principal is considered to be adequate. Adverse changes in economic conditions and circumstances, however, are more likely to have adverse impact on these bonds, and therefore impair timely payment. The likelihood that the ratings of these bonds will fall below investment grade is higher than for bonds with higher ratings.

BB -- Bonds considered to be speculative. The obligor’s ability to pay interest and repay principal may be affected over time by adverse economic changes. However, business and financial alternatives can be identified which could assist the obligor in satisfying its debt service requirements.

B -- Bonds are considered highly speculative. Bonds in this class are lightly protected as to the obligor’s ability to pay interest over the life of the issue and repay principal when due.

CCC -- Bonds have certain characteristics which, with passing of time, could lead to the possibility of default on either principal or interest payments.

CC -- Bonds are minimally protected. Default in payment of interest and/or principal seems probable.

C -- Bonds are in actual or imminent default in payment of interest or principal.

DDD -- Bonds are in default and in arrears in interest and/or principal payments. Such bonds are extremely speculative and should be valued only on the basis of their value in liquidation or reorganization of the obligor.

DEFINITIONS

“Putnam Management”	--	Putnam Investment Management, LLC, the fund’s
investment manager.

“Putnam Retail Management”	--	Putnam Retail Management Limited Partnership, the
fund’s principal underwriter.

“Putnam Fiduciary Trust”	--	Putnam Fiduciary Trust Company, a custodian of the
fund’s assets.
Company”

“Putnam Investor Services”	--	Putnam Investor Services, a division of Putnam
Fiduciary Trust Company, the fund’s investor
servicing agent.

“Putnam Investments”	--	The name under which Putnam LLC, the parent
company of Putnam Management and its affiliates,
generally conducts business.

Appendix A

Proxy voting guidelines of the Putnam funds

The proxy voting guidelines below summarize the funds’ positions on various issues of concern to investors, and give a general indication of how fund portfolio securities will be voted on proposals dealing with particular issues. The funds’ proxy voting service is instructed to vote all proxies relating to fund portfolio securities in accordance with these guidelines, except as otherwise instructed by the Proxy Coordinator, a member of the Office of the Trustees who is appointed to assist in the coordination and voting of the funds’ proxies.

The proxy voting guidelines are just that – guidelines. The guidelines are not exhaustive and do not include all potential voting issues. Because proxy issues and the circumstances of individual companies are so varied, there may be instances when the funds may not vote in strict adherence to these guidelines. For example, the proxy voting service is expected to bring to the Proxy Coordinator’s attention proxy questions that are company-specific and of a non-routine nature and that, even if covered by the guidelines, may be more appropriately handled on a case-by-case basis.

Similarly, Putnam Management’s investment professionals, as part of their ongoing review and analysis of all fund portfolio holdings, are responsible for monitoring significant corporate developments, including proxy proposals submitted to shareholders, and notifying the Proxy Coordinator of circumstances where the interests of fund shareholders may warrant a vote contrary to these guidelines. In such instances, the investment professionals will submit a written recommendation to the Proxy Coordinator and the person or persons designated by Putnam Management’s Legal and Compliance Department to assist in processing referral items pursuant to the funds’ “Proxy Voting Procedures.” The Proxy Coordinator, in consultation with the funds’ Senior Vice President, Executive Vice President, and/or the Chair of the Board Policy and Nominating Committee, as appropriate, will determine how the funds’ proxies will be voted. When indicated, the Chair of the Board Policy and Nominating Committee may consult with other members of the Committee or the full Board of Trustees.

The following guidelines are grouped according to the types of proposals generally presented to shareholders. Part I deals with proposals that have been put forth by management and approved and recommended by a company’s board of directors. Part II deals with proposals submitted by shareholders for inclusion in proxy statements. Part III addresses unique considerations pertaining to non-U.S. issuers.

The Putnam funds will disclose their proxy votes in accordance with the timetable established by SEC rules (i.e., not later than August 31 of each year for the most recent 12-month period ended June 30).

I. BOARD-APPROVED PROPOSALS

The vast majority of matters presented to shareholders for a vote involve proposals made by a company itself (sometimes referred to as “management proposals”), which have been approved and recommended by its board of directors. In view of the enhanced corporate governance practices currently being implemented in public companies and of the funds’ intent to hold corporate boards accountable for their actions in promoting shareholder interests, the funds’ proxies generally will be voted for the decisions reached by majority independent boards of directors, except as otherwise indicated in these guidelines. Accordingly, the funds’ proxies will be voted for board-approved proposals, except as follows:

Matters relating to the Board of Directors

Uncontested Election of Directors

The funds’ proxies will be voted for the election of a company’s nominees for the board of directors, except as follows:

Ø The funds will withhold votes for the entire board of directors if

· the board does not have a majority of independent directors,

· the board has not established independent nominating, audit, and compensation committees,

· the board has more than 19 members or fewer than five members, absent special circumstances,

· the board has not acted to implement a policy requested in a shareholder proposal that received the support of a majority of the shares of the company cast at its previous two annual meetings, or

· the board has adopted or renewed a shareholder rights plan (commonly referred to as a “poison pill”) without shareholder approval during the current or prior calendar year.

Ø The funds will on a case-by-case basis withhold votes from the entire board of directors where the board has approved compensation arrangements for one or more company executives that the funds determine are unreasonably excessive relative to the company’s performance.

Ø The funds will withhold votes for any nominee for director who:

· is considered an independent director by the company and who has received compensation from the company other than for service as a director (e.g., investment banking, consulting, legal, or financial advisory fees),

· attends less than 75% of board and committee meetings without valid reasons for the absences (e.g., illness, personal emergency, etc.),

· as a director of a public company (Company A), is employed as a senior executive of another public company (Company B) if a director of Company B serves as a senior executive of Company A (commonly referred to as an “interlocking directorate”), or

· serves on more than five unaffiliated public company boards (for the purpose of this guideline, boards of affiliated registered investment companies will count as one board).

Commentary:

Board independence: Unless otherwise indicated, for the purposes of determining whether a board has a majority of independent directors and independent nominating, audit, and compensation committees, an “independent director” is a director who (1) meets all requirements to serve as an independent director of a company under the final NYSE Corporate Governance Rules (e.g., no material business relationships with the company and no present or recent employment relationship with the company (including employment of an immediate family member as an executive officer)), and (2) has not accepted directly or indirectly any consulting, advisory, or other compensatory fee from the company other than in his or her capacity as a member of the board of directors or any board committee. The funds’ Trustees believe that the receipt of any amount of compensation for services other than service as a director raises significant independence issues.

Board size: The funds’ Trustees believe that the size of the board of directors can have a direct impact on the ability of the board to govern effectively. Boards that have too many members can be unwieldy and ultimately inhibit their ability to oversee management performance. Boards that have too few members can stifle innovation and lead to excessive influence by management.

Time commitment: Being a director of a company requires a significant time commitment to adequately prepare for and attend the company’s board and committee meetings. Directors must be able to commit the time and attention necessary to perform their fiduciary duties in proper fashion, particularly in times of crisis. The funds’ Trustees are concerned about over-committed directors. In some cases, directors may serve on too many boards to make a meaningful contribution. This may be particularly true for senior executives of public companies (or other directors with substantially full-time employment) who serve on more than a few outside boards. The funds may withhold votes from such directors on a case-by-case basis where it appears that they may be unable to discharge their duties properly because of excessive commitments.

Interlocking directorships: The funds’ Trustees believe that interlocking directorships are inconsistent with the degree of independence required for outside directors of public companies.

Corporate governance practices: Board independence depends not only on its members’ individual relationships, but also on the board’s overall attitude toward management. Independent boards are committed to good corporate governance practices and, by providing objective independent judgment, enhancing shareholder value. The funds may withhold votes on a case-by-case basis from some or all directors who, through their lack of independence, have failed to observe good corporate governance practices or, through specific corporate action, have demonstrated a disregard for the interest of shareholders. Such instances may include cases where a board of directors has approved compensation arrangements for one or more members of management that, in the judgment of the funds’ Trustees, are excessive by reasonable corporate standards relative to the company’s record of performance.

Contested Elections of Directors

Ø The funds will vote on a case-by-case basis in contested elections of directors.

Classified Boards

Ø The funds will vote against proposals to classify a board, absent special circumstances indicating that shareholder interests would be better served by this structure.

Commentary: Under a typical classified board structure, the directors are divided into three classes, with each class serving a three-year term. The classified board structure results in directors serving staggered terms, with usually only a third of the directors up for re-election at any given annual meeting. The funds’ Trustees generally believe that it is appropriate for directors to stand for election each year, but recognize that, in special circumstances, shareholder interests may be better served under a classified board structure.

Other Board-Related Proposals

The funds will generally vote for board-approved proposals that have been approved by a majority independent board, and on a case-by-case basis on board-approved proposals where the board fails to meet the guidelines’ basic independence standards (i.e., majority of independent directors and independent nominating, audit, and compensation committees).

Executive Compensation

The funds generally favor compensation programs that relate executive compensation to a company’s long-term performance. The funds will vote on a case-by-case basis on board-approved proposals relating to executive compensation, except as follows:

Ø Except where the funds are otherwise withholding votes for the entire board of directors, the funds will vote for stock option and restricted stock plans that will result in an average annual dilution of 1.67% or less (based on the disclosed term of the plan and including all equity-based plans).

Ø The funds will vote against stock option and restricted stock plans that will result in an average annual dilution of greater than 1.67% (based on the disclosed term of the plan and including all equity-based plans).

Ø The funds will vote against any stock option or restricted stock plan where the company’s actual grants of stock options and restricted stock under all equity-based compensation plans during the prior three (3) fiscal years have resulted in an average annual dilution of greater than 1.67% .

Ø The funds will vote against stock option plans that permit the replacing or repricing of underwater options (and against any proposal to authorize such replacement or repricing of underwater options).

Ø The funds will vote against stock option plans that permit issuance of options with an exercise price below the stock’s current market price.

Ø Except where the funds are otherwise withholding votes for the entire board of directors, the funds will vote for an employee stock purchase plan that has the following features: (1) the shares purchased under the plan are acquired for no less than 85% of their market value; (2) the offering period under the plan is 27 months or less; and (3) dilution is 10% or less.

Commentary: Companies should have compensation programs that are reasonable and that align shareholder and management interests over the longer term. Further, disclosure of compensation programs should provide absolute transparency to shareholders regarding the sources and amounts of, and the factors influencing, executive compensation. Appropriately designed equity-based compensation plans can be an effective way to align the interests of long-term shareholders with the interests of management. The funds may vote against executive compensation proposals on a case-by-case basis where compensation is excessive by reasonable corporate standards, or where a company fails to provide transparent disclosure of executive compensation. In voting on a proposal relating to executive compensation, the funds will consider whether the proposal has been approved by an independent compensation committee of the board.

Capitalization

Many proxy proposals involve changes in a company’s capitalization, including the authorization of additional stock, the issuance of stock, the repurchase of outstanding stock, or the approval of a stock split. The management of a company’s capital structure involves a number of important issues, including cash flow, financing needs, and market conditions that are unique to the circumstances of the company. As a result, the funds will vote on a case-by-case basis on board-approved proposals involving changes to a company’s capitalization, except that where the funds are not otherwise withholding votes from the entire board of directors:

Ø The funds will vote for proposals relating to the authorization and issuance of additional common stock (except where such proposals relate to a specific transaction).

Ø The funds will vote for proposals to effect stock splits (excluding reverse stock splits).

Ø The funds will vote for proposals authorizing share repurchase programs.

Commentary: A company may decide to authorize additional shares of common stock for reasons relating to executive compensation or for routine business purposes. For the most part, these decisions are best left to the board of directors and senior management. The funds will vote on a case-by-case basis, however, on other proposals to change a company’s capitalization, including the authorization of common stock with special voting rights, the authorization or issuance of common stock in connection with a specific transaction (e.g., an acquisition, merger or reorganization), or the authorization or issuance of preferred stock. Actions such as these involve a number of considerations that may affect a shareholder’s investment and that warrant a case-by-case determination.

Acquisitions, Mergers, Reincorporations, Reorganizations and Other Transactions

Shareholders may be confronted with a number of different types of transactions, including acquisitions, mergers, reorganizations involving business combinations, liquidations, and the sale of all or substantially all of a company’s assets, which may require their consent. Voting on such proposals involves considerations unique to each transaction. As a result, the funds will vote on a case-by-case basis on board-approved proposals to effect these types of transactions, except as follows:

Ø The funds will vote for mergers and reorganizations involving business combinations designed solely to reincorporate a company in Delaware.

Commentary: A company may reincorporate into another state through a merger or reorganization by setting up a “shell” company in a different state and then merging the company into the new company. While reincorporation into states with extensive and established corporate laws – notably Delaware – provides companies and shareholders with a more well-defined legal framework, shareholders must carefully consider the reasons for a reincorporation into another jurisdiction, including especially an offshore jurisdiction.

Anti-Takeover Measures

Some proxy proposals involve efforts by management to make it more difficult for an outside party to take control of the company without the approval of the company’s board of directors. These include the adoption of a shareholder rights plan, requiring supermajority voting on particular issues, the adoption of fair price provisions, the issuance of blank check preferred stock, and the creation of a separate class of stock with disparate voting rights. Such proposals may adversely affect shareholder rights, lead to management entrenchment, or create conflicts of interest. As a result, the funds will vote against board-approved proposals to adopt such anti-takeover measures, except as follows:

Ø The funds will vote on a case-by-case basis on proposals to ratify or approve shareholder rights plans; and

Ø The funds will vote on a case-by-case basis on proposals to adopt fair price provisions.

Commentary: The funds’ Trustees recognize that poison pills and fair price provisions may enhance shareholder value under certain circumstances. As a result, the funds will consider proposals to approve such matters on a case-by-case basis.

Other Business Matters

Many proxies involve approval of routine business matters, such as changing a company’s name, ratifying the appointment of auditors, and procedural matters relating to the shareholder meeting. For the most part, these routine matters do not materially affect shareholder interests and are best left to the board of directors and senior management of the company. The funds will vote for board-approved proposals approving such matters, except as follows:

Ø The funds will vote on a case-by-case basis on proposals to amend a company’s charter or bylaws (except for charter amendments necessary to effect stock splits to change a company’s name or to authorize additional shares of common stock).

Ø The funds will vote against authorization to transact other unidentified, substantive business at the meeting.

Ø The funds will vote on a case-by-case basis on other business matters where the funds are otherwise withholding votes for the entire board of directors.

Commentary: Charter and bylaw amendments and the transaction of other unidentified, substantive business at a shareholder meeting may directly affect shareholder rights and have a significant impact on shareholder value. As a result, the funds do not view such items as routine business matters. Putnam Management’s investment professionals and the funds’ proxy voting service may also bring to the Proxy Coordinator’s attention company-specific items that they believe to be non-routine and warranting special consideration. Under these circumstances, the funds will vote on a case-by-case basis.

II. SHAREHOLDER PROPOSALS

SEC regulations permit shareholders to submit proposals for inclusion in a company’s proxy statement. These proposals generally seek to change some aspect of the company’s corporate governance structure or to change some aspect of its business operations. The funds generally will vote in accordance with the recommendation of the company’s board of directors on all shareholder proposals, except as follows:

Ø The funds will vote for shareholder proposals to declassify a board, absent special circumstances which would indicate that shareholder interests are better served by a classified board structure.

Ø The funds will vote for shareholder proposals to require shareholder approval of shareholder rights plans.

Ø The funds will vote on a case-by-case basis on shareholder proposals requiring companies to make payments under management severance agreements only if both of the following conditions are met:

o the company undergoes a change in control, and

o the change in control results in a loss of employment for the person receiving the severance payment.

Ø The funds will vote on a case-by-case basis on shareholder proposals requesting that the board adopt a policy to recoup, in the event of a significant restatement of financial results or significant extraordinary write-off, to the fullest extent practicable, for the benefit of the company, all performance-based bonuses or awards that were paid to senior executives based on the company having met or exceeded specific performance targets to the extent that the specific performance targets were not, in fact, met.

Ø The funds will vote for shareholder proposals requiring a company to report on its executive retirement benefits (e.g., deferred compensation, split-dollar life insurance, SERPs and pension benefits).

Ø The funds will vote for shareholder proposals requiring a company to disclose its relationships with executive compensation consultants (e.g., whether the company, the board or the compensation committee retained the consultant, the types of services provided by the consultant over the past five years, and a list of the consultant’s clients on which any of the company’s executives serve as a director).

Ø The funds will vote for shareholder proposals that are consistent with the funds’ proxy voting guidelines for board-approved proposals.

Ø The funds will vote on a case-by-case basis on other shareholder proposals where the funds are otherwise withholding votes for the entire board of directors.

Commentary: In light of the substantial reforms in corporate governance that are currently underway, the funds’ Trustees believe that effective corporate reforms should be promoted by holding boards of directors –and in particular their independent directors – accountable for their actions, rather than imposing additional legal restrictions on board governance through piecemeal proposals. Generally speaking, shareholder proposals relating to business operations are often motivated primarily by political or social concerns, rather than the interests of shareholders as investors in an economic enterprise. As stated above, the funds’ Trustees believe that boards of directors and management are responsible for ensuring that their businesses are operating in accordance with high legal and ethical standards and should be held accountable for resulting corporate behavior. Accordingly, the funds will generally support the recommendations of boards that meet the basic independence and governance standards established in these guidelines. Where boards fail to meet these standards, the funds will generally evaluate shareholder proposals on a case-by-case basis.

However, the funds generally support shareholder proposals to declassify a board or to require shareholder approval of shareholder rights plans. The funds’ Trustees believe that these shareholder proposals further the goals of reducing management entrenchment and conflicts of interest, and aligning management’s interests with shareholders’ interests in evaluating proposed acquisitions of the company. The Trustees also believe that shareholder proposals to limit severance payments to appropriate situations may further these goals in some instances and the funds will consider supporting these shareholder proposals on a case by case basis. (The funds’ Trustees will also consider whether the severance payments, taking all of the pertinent circumstances into account, constitute excessive compensation.)

The funds’ Trustees believe that performance-based compensation can be an effective tool for aligning management and shareholder interests. However, to fulfill its purpose, performance compensation should only be paid to executives if the performance targets are actually met. A significant restatement of financial results or a significant extraordinary write-off may reveal that executives who were previously paid performance compensation did not actually deliver the required business performance to earn that compensation. In these circumstances, it may be appropriate for the company to recoup this performance compensation. The fund will consider on a case by case basis shareholder proposals requesting that the board adopt a policy to recoup, in the event of a significant restatement of financial results or significant extraordinary write-off, performance-based bonuses or awards paid to senior executives based on the company having met or exceeded specific performance targets to the extent that the specific performance targets were not, in fact, met. The fund does not believe that such a policy should necessarily disadvantage a company in recruiting executives, as executives should understand that they are only entitled to performance compensation based on the actual performance they deliver.

The funds’ Trustees also believe that shareholder proposals that are intended to increase transparency, particularly with respect to executive compensation, without establishing rigid restrictions upon a company’s ability to attract and motivate talented executives, are generally beneficial to sound corporate governance without imposing undue burdens. The funds will generally support shareholder proposals calling for reasonable disclosure.

III. VOTING SHARES OF NON-U.S. ISSUERS

Many of the Putnam funds invest on a global basis, and, as a result, they may be required to vote shares held in non-U.S. issuers – i.e., issuers that are incorporated under the laws of foreign jurisdictions and that are not listed on a U.S. securities exchange or the NASDAQ stock market. Because non-U.S. issuers are incorporated under the laws of countries and jurisdictions outside the U.S., protection for shareholders may vary significantly from jurisdiction to jurisdiction. Laws governing non-U.S. issuers may, in some cases, provide substantially less protection for shareholders. As a result, the foregoing guidelines, which are premised on the existence of a sound corporate governance and disclosure framework, may not be appropriate under some circumstances for non-U.S. issuers.

In many non-U.S. markets, shareholders who vote proxies of a non-U.S. issuer are not able to trade in that company’s stock on or around the shareholder meeting date. This practice is known as “share blocking.” In countries where share blocking is practiced, the funds will vote proxies only with direction from Putnam Management’s investment professionals.

In addition, some non-U.S. markets require that a company’s shares be re-registered out of the name of the local custodian or nominee into the name of the shareholder for the meeting. This practice is known as “share re-registration.” As a result, shareholders, including the funds, are not able to trade in that company’s stock until the shares are re-registered back in the name of the local custodian or nominee. In countries where share re-registration is practiced, the funds will generally not vote proxies.

The funds will vote proxies of non-U.S. issuers in accordance with the foregoing guidelines where applicable, except as follows:

Uncontested Election of Directors

Japan

Ø For companies that have established a U.S.-style corporate structure, the funds will withhold votes for the entire board of directors if

· the board does not have a majority of outside directors,

· the board has not established nominating and compensation committees composed of a majority of outside directors, or

· the board has not established an audit committee composed of a majority of independent directors.

Ø The funds will withhold votes for the appointment of members of a company’s board of statutory auditors if a majority of the members of the board of statutory auditors is not independent.

Commentary:

Board structure: Recent amendments to the Japanese Commercial Code give companies the option to adopt a U.S.-style corporate structure (i.e., a board of directors and audit, nominating, and compensation committees). The funds will vote for proposals to amend a company’s articles of incorporation to adopt the U.S.-style corporate structure.

Definition of outside director and independent director: Corporate governance principles in Japan focus on the distinction between outside directors and independent directors. Under these principles, an outside director is a director who is not and has never been a director, executive, or employee of the company or its parent company, subsidiaries or affiliates. An outside director is “independent” if that person can make decisions completely independent from the managers of the company, its parent, subsidiaries, or affiliates and does not have a material relationship with the company (i.e., major client, trading partner, or other business relationship;

familial relationship with current director or executive; etc.). The guidelines have incorporated these definitions in applying the board independence standards above.

Korea

Ø The funds will withhold votes for the entire board of directors if

· the board does not have a majority of outside directors,

· the board has not established a nominating committee composed of at least a majority of outside directors, or

· the board has not established an audit committee composed of at least three members and in which at least two-thirds of its members are outside directors.

Commentary: For purposes of these guideline, an “outside director” is a director that is independent from the management or controlling shareholders of the company, and holds no interests that might impair performing his or her duties impartially from the company, management or controlling shareholder. In determining whether a director is an outside director, the funds will also apply the standards included in Article 415-2(2) of the Korean Commercial Code (i.e., no employment relationship with the company for a period of two years before serving on the committee, no director or employment relationship with the company’s largest shareholder, etc.) and may consider other business relationships that would affect the independence of an outside director.

United Kingdom

Ø The funds will withhold votes for the entire board of directors if

· the board does not have at least a majority of independent non-executive directors,

· the board has not established nomination committees composed of a majority of independent non-executive directors, or

· the board has not established compensation and audit committees composed of (1) at least three directors (in the case of smaller companies, two directors) and (2) solely of independent non-executive directors.

Ø The funds will withhold votes for any nominee for director who is considered an independent director by the company and who has received compensation from the company other than for service as a director (e.g., investment banking, consulting, legal, or financial advisory fees).

Commentary:

Application of guidelines: Although the U.K.’s Combined Code on Corporate Governance (“Combined Code”) has adopted the “comply and explain” approach to corporate governance, the funds’ Trustees believe that the guidelines discussed above with respect to board independence standards are integral to the protection of investors in U.K. companies. As a result, these guidelines will be applied in a prescriptive manner.

Definition of independence: For the purposes of these guidelines, a non-executive director shall be considered independent if the director meets the independence standards in section A.3.1 of the Combined Code (i.e., no material business or employment relationships with the company, no remuneration from the company for non-board services, no close family ties with senior employees or directors of the company, etc.), except that the funds do not view service on the board for more than nine years as affecting a director’s independence.

Smaller companies: A smaller company is one that is below the FTSE 350 throughout the year immediately prior to the reporting year.

Canada

In January 2004, Canadian securities regulators issued proposed policies that would impose new corporate governance requirements on Canadian public companies. The recommended practices contained in these new corporate governance requirements mirror corporate governance reforms that have been adopted by the NYSE and other U.S. national securities exchanges and stock markets. As a result, the funds will vote on matters relating to the board of directors of Canadian issuers in accordance with the guidelines applicable to U.S. issuers.

Commentary: Like the U.K.’s Combined Code, the proposed policies on corporate governance issued by Canadian securities regulators embody the “comply and explain” approach to corporate governance. Because the funds’ Trustees believe that the board independence standards contained in the proxy voting guidelines are integral to the protection of investors in Canadian companies, these standards will be applied in a prescriptive manner.

Russia

Ø The funds will vote on a case-by-case basis for the election of nominees to the board of directors.

Commentary: In Russia, director elections are typically handled through a cumulative voting process. Cumulative voting allows shareholders to cast all of their votes for a single nominee for the board of directors, or to allocate their votes among nominees in any other way. In contrast, in “regular,” voting, shareholders may not give more than one vote per share to any single nominee. Cumulative voting can help to strengthen the ability of minority shareholders to elect a director.

In Russia, as in other emerging markets, standards of corporate governance are usually behind those in developed markets. Rather than vote against the entire board of directors, as the funds generally would in the case of a company whose board fails to meet the funds’ standards for independence, the funds may, on a case by case basis, cast all of their votes for one or more independent director nominees. The funds believe that it is important to increase the number of independent directors on the boards of Russian companies to mitigate the risks associated with dominant shareholders.

Other Matters

Ø The funds will vote for shareholder proposals calling for a majority of a company’s directors to be independent of management.

Ø The funds will vote for shareholder proposals seeking to increase the independence of board nominating, audit, and compensation committees.

Ø The funds will vote for shareholder proposals that implement corporate governance standards similar to those established under U.S. federal law and the listing requirements of U.S. stock exchanges, and that do not otherwise violate the laws of the jurisdiction under which the company is incorporated.

Ø The funds will vote on a case-by-case basis on proposals relating to (1) the issuance of common stock in excess of 20% of the company’s outstanding common stock where shareholders do not have preemptive rights, or (2) the issuance of common stock in excess of 100% of the company’s outstanding common stock where shareholders have preemptive rights.

As adopted February 9, 2007

Proxy voting procedures of the Putnam funds

The proxy voting procedures below explain the role of the funds’ Trustees, the proxy voting service and the Proxy Coordinator, as well as how the process will work when a proxy question needs to be handled on a case-by-case basis, or when there may be a conflict of interest.

The role of the funds’ Trustees

The Trustees of the Putnam funds exercise control of the voting of proxies through their Board Policy and Nominating Committee, which is composed entirely of independent Trustees. The Board Policy and Nominating Committee oversees the proxy voting process and participates, as needed, in the resolution of issues that need to be handled on a case-by-case basis. The Committee annually reviews and recommends, for Trustee approval, guidelines governing the funds’ proxy votes, including how the funds vote on specific proposals and which matters are to be considered on a case-by-case basis. The Trustees are assisted in this process by their independent administrative staff (“Office of the Trustees”), independent legal counsel, and an independent proxy voting service. The Trustees also receive assistance from Putnam Investment Management, LLC (“Putnam Management”), the funds’ investment advisor, on matters involving investment judgments. In all cases, the ultimate decision on voting proxies rests with the Trustees, acting as fiduciaries on behalf of the shareholders of the funds.

The role of the proxy voting service

The funds have engaged an independent proxy voting service to assist in the voting of proxies. The proxy voting service is responsible for coordinating with the funds’ custodians to ensure that all proxy materials received by the custodians relating to the funds’ portfolio securities are processed in a timely fashion. To the extent applicable, the proxy voting service votes all proxies in accordance with the proxy voting guidelines established by the Trustees. The proxy voting service will refer proxy questions to the Proxy Coordinator (described below) for instructions under circumstances where: (1) the application of the proxy voting guidelines is unclear; (2) a particular proxy question is not covered by the guidelines; or (3) the guidelines call for specific instructions on a case-by-case basis. The proxy voting service is also requested to call to the Proxy Coordinator’s attention specific proxy questions that, while governed by a guideline, appear to involve unusual or controversial issues. The funds also utilize research services relating to proxy questions provided by the proxy voting service and by other firms.

The role of the Proxy Coordinator

Each year, a member of the Office of the Trustees is appointed Proxy Coordinator to assist in the coordination and voting of the funds’ proxies. The Proxy Coordinator will deal directly with the proxy voting service and, in the case of proxy questions referred by the proxy voting service, will solicit voting recommendations and instructions from the Office of the Trustees, the Chair of the Board Policy and Nominating Committee, and Putnam Management’s investment professionals, as appropriate. The Proxy Coordinator is responsible for ensuring that these questions and referrals are responded to in a timely fashion and for transmitting appropriate voting instructions to the proxy voting service.

Voting procedures for referral items

As discussed above, the proxy voting service will refer proxy questions to the Proxy Coordinator under certain circumstances. When the application of the proxy voting guidelines is unclear or a particular proxy question is not covered by the guidelines (and does not involve investment considerations), the Proxy Coordinator will assist in interpreting the guidelines and, as appropriate, consult with one or more senior staff members of the Office of the Trustees and the Chair of the Board Policy and Nominating Committee on how the funds’ shares will be voted.

For proxy questions that require a case-by-case analysis pursuant to the guidelines or that are not covered by the guidelines but involve investment considerations, the Proxy Coordinator will refer such questions, through a written request, to Putnam Management’s investment professionals for a voting recommendation. Such referrals will be made in cooperation with the person or persons designated by Putnam Management’s Legal and Compliance Department to assist in processing such referral items. In connection with each such referral item, the Legal and Compliance Department will conduct a conflicts of interest review, as described below under “Conflicts of Interest,” and provide a conflicts of interest report (the “Conflicts Report”) to the Proxy Coordinator describing the results of such review. After receiving a referral item from the Proxy Coordinator, Putnam Management’s investment professionals will provide a written recommendation to the Proxy Coordinator and the person or persons designated by the Legal and Compliance Department to assist in processing referral items. Such recommendation will set forth (1) how the proxies should be voted; (2) the basis and rationale for such recommendation; and (3) any contacts the investment professionals have had with respect to the referral item with non-investment personnel of Putnam Management or with outside parties (except for routine communications from proxy solicitors). The Proxy Coordinator will then review the investment professionals’ recommendation and the Conflicts Report with one or more senior staff members of the Office of the Trustees in determining how to vote the funds’ proxies. The Proxy Coordinator will maintain a record of all proxy questions that have been referred to Putnam Management’s investment professionals, the voting recommendation, and the Conflicts Report.

In some situations, the Proxy Coordinator and/or one or more senior staff members of the Office of the Trustees may determine that a particular proxy question raises policy issues requiring consultation with the Chair of the Board Policy and Nominating Committee, who, in turn, may decide to bring the particular proxy question to the Committee or the full Board of Trustees for consideration.

Conflicts of interest

Occasions may arise where a person or organization involved in the proxy voting process may have a conflict of interest. A conflict of interest may exist, for example, if Putnam Management has a business relationship with (or is actively soliciting business from) either the company soliciting the proxy or a third party that has a material interest in the outcome of a proxy vote or that is actively lobbying for a particular outcome of a proxy vote. Any individual with knowledge of a personal conflict of interest (e.g., familial relationship with company management) relating to a particular referral item shall disclose that conflict to the Proxy Coordinator and the Legal and Compliance Department and otherwise remove himself or herself from the proxy voting process. The Legal and Compliance Department will review each item referred to Putnam Management’s investment professionals to determine if a conflict of interest exists and will provide the Proxy Coordinator with a Conflicts Report for each referral item that (1) describes any conflict of interest; (2) discusses the procedures used to address such conflict of interest; and (3) discloses any contacts from parties outside Putnam Management (other than routine communications from proxy solicitors) with respect to the referral item not otherwise reported in an investment professional’s recommendation. The Conflicts Report will also include written confirmation that any recommendation from an investment professional provided under circumstances where a conflict of interest exists was made solely on the investment merits and without regard to any other consideration.

As adopted March 11, 2005

Putnam

Tax Exempt Income

Fund

1| 30| 07

Prospectus

CONTENTS
Fund summary	2
Goal	2
Main investment strategies	2
Main risks	2
Performance information	3
Fees and expenses	4
What are the fund’s main investment
strategies and related risks?	6
Who manages the fund?	11
How does the fund price its shares?	16
How do I buy fund shares?	16
How do I sell fund shares?	24
How do I exchange fund shares?	26
Policy on excessive short-term trading	27
Fund distributions and taxes	30
Financial highlights	32

Class A, B, C and M shares
Investment Category: Tax-Exempt

This prospectus explains what you should know about this mutual fund before you invest. Please read it carefully.

Putnam Investment Management, LLC (Putnam Management), which has managed mutual funds since 1937, manages the fund. These securities have not been approved or disapproved by the Securities and Exchange Commission nor has the Commission passed upon the accuracy or adequacy of this prospectus. Any statement to the contrary is a crime.

You may qualify for sales charge discounts on class A or class M shares. Please notify your financial advisor of other accounts that may help you obtain a sales charge discount. See “How do I buy fund shares?” for details.

Fund summary

GOAL

The fund seeks as high a level of current income exempt from federal income tax as we believe to be consistent with preservation of capital.

MAIN INVESTMENT STRATEGIES —
TAX EXEMPT INVESTMENTS

We invest mainly in bonds that:

* pay interest that is exempt from federal income tax but that may be subject to federal alternative minimum tax (AMT),

* are investment-grade in quality, and

* have intermediate to long-term maturities (three years or longer).

Under normal circumstances, we invest at least 80% of the fund’s net assets in tax exempt investments. This investment policy cannot be changed without the approval of the fund’s shareholders.

MAIN RISKS

The main risks that could adversely affect the value of the fund’s shares and the total return on your investment include:

* The risk that movements in financial markets will adversely affect the value of the fund’s investments. This risk includes interest rate risk, which means that the prices of the fund’s investments are likely to fall if interest rates rise. Interest rate risk is generally higher for investments with longer maturities.

* The risk that the issuers of the fund’s investments will not make timely payments of interest and principal. This credit risk is generally higher for debt that is below investment-grade in quality.

* The risk that interest the fund receives might be taxable.

You can lose money by investing in the fund. The fund may not achieve its goal, and is not intended as a complete investment program. An investment in the fund is not a deposit in a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

2   P R O S P E C T U S

PERFORMANCE INFORMATION

The following information provides some indication of the fund’s risks. The chart shows year-to-year changes in the performance of one of the fund’s classes of shares, class A shares. The table following the chart compares the fund’s performance to that of a broad measure of market performance. Of course, a fund’s past performance is not an indication of its future performance.

Performance figures in the bar chart do not reflect the impact of sales charges. If they did, performance would be less than that shown. During the periods shown in the bar chart, the highest return for a quarter was 3.82% (quarter ending 6/30/03) and the lowest return for a quarter was –2.16% (quarter ending 6/30/04).

Average Annual Total Returns (for periods ending 12/31/06)

	Past	Past	Past
	1 year	5 years	10 years

Class A before taxes	0.34%	4.17%	4.57%
Class A after taxes on distributions	0.34%	4.16%	4.56%
Class A after taxes on distributions
and sale of fund shares	1.67%	4.21%	4.61%
Class B before taxes	-1.48%	3.93%	4.29%
Class C before taxes	2.40%	4.17%	4.11%
Class M before taxes	0.47%	3.97%	4.31%
Lehman Municipal Bond Index
(no deduction for fees, expenses or taxes)	4.84%	5.53%	5.76%

3   P R O S P E C T U S

Unlike the bar chart, this performance information reflects the impact of sales charges. Class A and class M share performance reflects the current maximum initial sales charges, class B and class C share performance reflects the maximum applicable deferred sales charge if shares had been redeemed on 12/31/06 and, for class B shares, does not assume conversion to class A shares after eight years. For periods before the inception of class C shares (7/26/99), performance shown for this class in the table is based on the performance of the fund’s class A shares, adjusted to reflect the appropriate sales charge and the higher 12b-1 fees paid by the class C shares.

The fund’s performance is compared to the Lehman Municipal Bond Index, an unmanaged index of long-term fixed-rate investment-grade tax-exempt bonds. After-tax returns reflect the highest individual federal income tax rates and do not reflect state and local taxes. Actual after-tax returns depend on an investor’s tax situation and may differ from those shown. After-tax returns are shown for class A shares only and will vary for other classes. After-tax returns are not relevant to those investing through 401(k) plans, IRAs or other tax-deferred arrangements.

FEES AND EXPENSES

This table summarizes the fees and expenses you may pay if you invest in the fund. Except as noted, expenses are based on the fund’s last fiscal year.

Shareholder Fees (fees paid directly from your investment)*

		Maximum Deferred
		Sales Charge (Load)
	Maximum Sales	(as a percentage of
	Charge (Load)	the original purchase	Maximum
	Imposed on Purchases	price or redemption	Redemption Fee***
	(as a percentage	proceeds, whichever	(as a percentage of total
	of the offering price)	is lower)	redemption proceeds)

Class A	3.75%	NONE **	1.00%
Class B	NONE	5.00%	1.00%
Class C	NONE	1.00%	1.00%

Class M	3.25%	NONE	1.00%

4   P R O S P E C T U S

Annual Fund Operating Expenses
(expenses that are deducted from fund assets)

				Total Annual
	Management	Distribution	Other	Fund Operating
	Fees	(12b-1) Fees	Expenses	Expenses

Class A	0.50%	0.20%†	0.09%	0.79%
Class B	0.50%	0.85%	0.09%	1.44%
Class C	0.50%	1.00%	0.09%	1.59%
Class M	0.50%	0.50%	0.09%	1.09%

  * Certain investments in class A and class M shares may qualify for discounts on applicable sales charges. See “How do I buy fund shares?” for details.

** A deferred sales charge of 1.00% on class A shares may be imposed on certain redemptions of shares bought without an initial sales charge.

*** A 1.00% redemption fee (also referred to as a “short-term trading fee”) may apply to any shares that are redeemed (either by selling or exchanging into another fund) within 7 days of purchase.

† Represents a blended rate. 12b-1 fees for class A shares are paid at a rate equal to the weighted average of (i) 0.20% on the net assets of the fund attributable to class A shares purchased and paid for prior to April 1, 2005 and (ii) 0.25% on all other net assets of the fund attributable to class A shares.

EXAMPLE

The example translates the expenses shown in the preceding table into dollar amounts. By doing this, you can more easily compare the cost of investing in the fund to the cost of investing in other mutual funds. The example makes certain assumptions. It assumes that you invest $10,000 in the fund for the time periods shown and then, except as shown for class B shares and class C shares, redeem all your shares at the end of those periods. It also assumes a 5.00% return on your investment each year and that the fund’s operating expenses remain the same. The example is hypothetical; your actual costs and returns may be higher or lower.

	1 year	3 years	5 years	10 years

Class A	$453	$618	$797	$1,316
Class B	$647	$756	$987	$1,547*
Class B (no redemption)	$147	$456	$787	$1,547*
Class C	$262	$502	$866	$1,889
Class C (no redemption)	$162	$502	$866	$1,889
Class M	$433	$660	$906	$1,611

* Reflects conversion of class B shares to class A shares, which pay lower 12b-1 fees.
Conversion occurs eight years after purchase.

5   P R O S P E C T U S

What are the fund’s main investment
strategies and related risks?

Any investment carries with it some level of risk that generally reflects its potential for reward. We pursue the fund’s goal by investing mainly in tax-exempt investments. We will consider, among other things, credit, interest rate and prepayment risks as well as general market conditions when deciding whether to buy or sell investments. A description of the risks associated with the fund’s main investment strategies follows.

* Tax-exempt investments. These investments are issued by public authorities to raise money for public purposes, such as loans for the construction of housing, schools or hospitals, or to provide temporary financing in anticipation of the receipt of taxes and other revenue. They also include private activity obligations of public authorities to finance privately owned or operated facilities. Changes in law or adverse determinations by the Internal Revenue Service could make the income from some of these obligations taxable.

Interest income from private activity bonds may be subject to federal AMT for individuals. As a policy that cannot be changed without the approval of fund shareholders, we cannot include these investments for the purpose of complying with the 80% investment policy described in the “Main Investment Strategies” section. Corporate shareholders will be required to include all exempt-interest dividends in determining their federal AMT. For more information, including possible state, local and other taxes, contact your tax advisor.

* General obligations. These are backed by the issuer’s authority to levy taxes and are considered an obligation of the issuer. They are payable from the issuer’s general unrestricted revenues, although payment may depend upon government appropriation or aid from other governments. These investments may be vulnerable to legal limits on a government’s power to raise revenue or increase taxes, as well as economic or other developments that can reduce revenues.

* Special revenue obligations. These are payable from revenue earned by a particular project or other revenue source. They include private activity bonds such as industrial development bonds, which are paid only from the revenues of the private owners or operators of the facilities. Investors can look only to the revenue generated by the project or the private company operating the project rather than the credit of the state or local government

6   P R O S P E C T U S

authority issuing the bonds. Special revenue obligations are typically subject to greater credit risk than general obligations because of the relatively limited source of revenue.

* Interest rate risk. The values of bonds and other debt instruments usually rise and fall in response to changes in interest rates. Declining interest rates generally increase the value of existing debt instruments, and rising interest rates generally decrease the value of existing debt instruments. Changes in a debt instrument’s value usually will not affect the amount of interest income paid to the fund, but will affect the value of the fund’s shares. Interest rate risk is generally greater for investments with longer maturities.

Some investments give the issuer the option to call or redeem an investment before its maturity date. If an issuer calls or redeems an investment during a time of declining interest rates, we might have to reinvest the proceeds in an investment offering a lower yield, and therefore might not benefit from any increase in value as a result of declining interest rates.

“Premium” investments offer coupon rates higher than prevailing market rates. However, they involve a greater risk of loss, because their values tend to decline over time.

* Credit risk. Investors normally expect to be compensated in proportion to the risk they are assuming. Thus, debt of issuers with poor credit prospects usually offers higher yields than debt of issuers with more secure credit. Higher-rated investments generally have lower credit risk.

We invest mostly in investment-grade debt investments. These are rated at least BBB or its equivalent at the time of purchase by a nationally recognized securities rating agency, or are unrated investments we believe are of comparable quality. We may invest up to 25% of the fund’s total assets in non-investment-grade investments. However, we will not invest in investments that are rated lower than BB or its equivalent by each agency rating the investment, or are unrated securities that we believe are of comparable quality. We will not necessarily sell an investment if its rating is reduced after we buy it.

Investments rated below BBB or its equivalent are below investment-grade (sometimes referred to as “junk bonds”). This rating reflects a greater possibility that the issuers may be unable to make timely payments of interest and principal and thus default. If this happens, or is perceived as likely to happen, the values of those investments will usually be more volatile and are likely to fall. A default or expected default could also

7   P R O S P E C T U S

make it difficult for us to sell the investments at prices approximating the values we had previously placed on them. Tax-exempt debt, particularly lower-rated tax-exempt debt, usually has a more limited market than taxable debt, which may at times make it difficult for us to buy or sell certain debt instruments or to establish their fair value. Credit risk is generally greater for investments that are issued at less than their face value and that are required to make interest payments only at maturity rather than at intervals during the life of the investment.

We may buy investments that are insured as to the payment of principal and interest in the event the issuer defaults. Any reduction in the claims paying ability of one of the few insurers that provide this insurance may adversely affect the value of insured investments and, consequently, the value of the fund’s shares.

* Concentration of investments. We may make significant investments in a segment of the tax-exempt debt market, such as tobacco settlement bonds or revenue bonds for health care facilities, housing or airports. We may also make significant investments in the debt of issuers located in the same state. These investments may cause the value of the fund’s shares to change more than the values of shares of funds that invest in a greater variety of investments. Certain events may adversely affect all investments within a particular market segment. Examples include legislation or court decisions, concerns about pending legislation or court decisions, or lower demand for the services or products provided by a particular market segment. Investing in issuers located in the same state may make the fund more vulnerable to that state’s economy and to issues affecting its tax-exempt issuers, such as their ability to collect revenues to meet payment obligations.

At times, the fund and other accounts that we and our affiliates manage may own all or most of the debt of a particular issuer. This concentration of ownership may make it more difficult to sell, or to determine the fair value of, these investments.

* Derivatives. We may engage in a variety of transactions involving derivatives, such as futures, options, swap contracts and inverse floaters. Derivatives are financial instruments whose value depends upon, or is derived from, the value of something else, such as one or more underlying investments, pools of investments or indexes. We may make use of “short” derivatives positions, the values of which move in the opposite direction from the price of the underlying investment, pool of investments, or index. We may use derivatives for both hedging and non-hedging purposes, such

8  P R O S P E C T U S

as to modify the behavior of an investment so it responds differently than it would otherwise to changes in a particular interest rate. For example, derivatives may increase or decrease an investment’s exposure to long- or short-term interest rates or cause the value of an investment to move in the opposite direction from prevailing short-term or long-term interest rates. We may also use derivatives as a substitute for a direct investment in the securities of one or more issuers. However, we may also choose not to use derivatives, based on our evaluation of market conditions or the availability of suitable derivatives. Investments in derivatives may be applied toward meeting a requirement to invest in a particular kind of investment if the derivatives have economic characteristics similar to that investment.

Derivatives involve special risks and may result in losses. The successful use of derivatives depends on our ability to manage these sophisticated instruments. Some derivatives are “leveraged,” which means that they provide the fund with investment exposure greater than the value of the fund’s investment in the derivatives. As a result, these derivatives may magnify or otherwise increase investment losses to the fund. The risk of loss from a short derivatives position is theoretically unlimited. The prices of derivatives may move in unexpected ways due to the use of leverage or other factors, especially in unusual market conditions, and may result in increased volatility.

Other risks arise from the potential inability to terminate or sell derivatives positions. A liquid secondary market may not always exist for the fund’s derivatives positions at any time. In fact, many over-the-counter instruments (investments not traded on an exchange) will not be liquid. Over-the-counter instruments also involve the risk that the other party to the derivative transaction will not meet its obligations. For further information about the risks of derivatives, see the statement of additional information (SAI).

* Other investments. In addition to the main investment strategies described above, we may also make other types of investments, such as investments in forward commitments, which may produce taxable income and be subject to other risks, as described in the SAI.

* Alternative strategies. Under normal market conditions, we keep the fund’s portfolio fully invested, with minimal cash holdings. However, at times we may judge that market conditions make pursuing the fund’s usual investment strategies inconsistent with the best interests of its shareholders. We then may temporarily use alternative strategies that are mainly designed to limit losses, including investing in taxable obligations.

9   P R O S P E C T U S

However, we may choose not to use these strategies for a variety of reasons, even in very volatile market conditions. These strategies may cause the fund to miss out on investment opportunities, and may prevent the fund from achieving its goal.

* Changes in policies. The Trustees may change the fund’s goal, investment strategies and other policies without shareholder approval, except as otherwise indicated.

* Portfolio transactions and portfolio turnover rate. Transactions on stock exchanges, commodities markets and futures markets involve the payment by the fund of brokerage commissions. The fund paid $4,508 in brokerage commissions during the last fiscal year, representing less than 0.01% of the fund’s average net assets. Of this amount, no money was paid to brokers who also provided research services. Additional information regarding Putnam’s brokerage selection procedures is included in the SAI.

Although brokerage commissions and other portfolio transaction costs are not reflected in the fund’s Total Annual Fund Operating Expenses ratio (as shown in the Annual Fund Operating Expenses table in the section “Fees and expenses”), they are reflected in the fund’s total return. Combining the brokerage commissions paid by the fund during the last fiscal year (as a percentage of the fund’s average net assets) with the fund’s Total Annual Fund Operating Expenses ratio for class A shares results in a “combined cost ratio” of 0.79% of the fund’s average net assets for class A shares for the last fiscal year.

Investors should exercise caution in comparing brokerage commissions and combined cost ratios for different types of funds. For example, while brokerage commissions represent one component of the fund’s transaction costs, they do not reflect any undisclosed amount of profit or “mark-up” included in the price paid by the fund for principal transactions (transactions made directly with a dealer or other counterparty), including most fixed income securities and certain derivatives. In addition, brokerage commissions do not reflect other elements of transaction costs, including the extent to which the fund’s purchase and sale transactions may change the market price for an investment (the “market impact”).

Another factor in transaction costs is the fund’s portfolio turnover rate, which measures how frequently the fund buys and sells investments. During the past five years, the fund’s fiscal year portfolio turnover rate and the average turnover rate for the fund’s Lipper category were as follows:

10   P R O S P E C T U S

Turnover Comparison

	2006	2005	2004	2003	2002

Putnam Tax Exempt Income Fund	12%	13%	33%	24%	18%

Lipper General Municipal

Debt Funds Average*	38%	34%	49%	45%	51%

* Average portfolio turnover rate of funds viewed by Lipper Inc. as having the same investment classification or objective as the fund. The Lipper category average portfolio turnover rate is calculated using the portfolio turnover rate for the fiscal year end of each fund in the Lipper category. Fiscal years may vary across funds in the Lipper category, which may limit the comparability of the fund’s portfolio turnover rate to the Lipper average. Comparative data for the last fiscal year is based on information available as of December 31, 2006.

Both the fund’s portfolio turnover rate and the amount of brokerage commissions it pays will vary over time based on market conditions. High turnover may lead to increased costs and decreased performance and increased taxes.

* Portfolio holdings. The SAI includes a description of the fund’s policies with respect to the disclosure of its portfolio holdings. For information on the fund’s portfolio, you may visit the Putnam Investments website, www.putnam.com/individual, where the fund’s top 10 holdings and related portfolio information may be viewed monthly beginning approximately 15 days after the end of each month, and full portfolio holdings may be viewed beginning on the last business day of the month after the end of each calendar quarter.

This information will remain available on the website until the fund files a Form N-CSR or N-Q with the Securities and Exchange Commission (SEC) for the period that includes the date of the information.

Who manages the fund?

The fund’s Trustees oversee the general conduct of the fund’s business. The Trustees have retained Putnam Management to be the fund’s investment manager, responsible for making investment decisions for the fund and managing the fund’s other affairs and business. The basis for the Trustees’ approval of the fund’s management contract is discussed in the fund’s annual report to shareholders dated September 30, 2006. The fund pays Putnam Management a quarterly management fee for these services based on the fund’s average net assets. The fund paid Putnam Management a management fee of 0.50% of average net assets for the fund’s last fiscal year. Putnam Management’s address is One Post Office Square, Boston, MA 02109.

11   P R O S P E C T U S

* Investment management team. Putnam’s investment professionals are organized into investment management teams, with a particular team dedicated to a specific asset class. The members of the Tax Exempt Fixed-Income Team manage the fund’s investments. The names of all team members can be found at www.putnam.com.

The team members identified as the fund’s Portfolio Leader and Portfolio Members coordinate the team’s efforts related to the fund and are primarily responsible for the day-to-day management of the fund’s portfolio. In addition to these individuals, the team also includes other investment professionals, whose analysis, recommendations and research inform investment decisions made for the fund.

	Joined		Positions Over
Portfolio Leader	Fund	Employer	Past Five Years

Thalia Meehan	2006	Putnam Management	Team Leader, Tax Exempt Fixed
		1989 – Present	Income Team
			Previously, Director, Tax
			Exempt Research

	Joined		Positions Over
Portfolio Members	Fund	Employer	Past Five Years

Paul Drury	2002	Putnam Management	Tax Exempt Specialist
		1989 – Present	Previously, Portfolio
			Manager; Senior Trader

Brad Libby	2006	Putnam Management	Tax Exempt Specialist
		2001 – Present	Previously, Analyst

Susan McCormack	2002	Putnam Management	Tax Exempt Specialist
		1994 – Present	Previously, Portfolio
			Manager

* Other funds managed by the Portfolio Leader and Portfolio Members. As of January 30, 2007, Thalia Meehan was Portfolio Leader and Paul Drury, Brad Libby and Susan McCormack were Portfolio Members of Putnam’s tax exempt funds for the following states: Arizona, California, Florida, Massachusetts, Michigan, Minnesota, New Jersey, New York, Ohio, and Pennsylvania. In addition, this group also manages Putnam AMT-Free Insured Municipal Fund, Putnam California Investment Grade Municipal Trust, Putnam Investment Grade Municipal Trust, Putnam Municipal Bond Fund, Putnam Municipal Opportunities Trust, and Putnam New York Investment Grade Municipal Trust.

Paul Drury was the Portfolio Leader and Brad Libby, Susan McCormack and Thalia Meehan were Portfolio Members of Putnam High Yield Municipal Trust, Putnam Managed Municipal Income Trust, Putnam

12   P R O S P E C T U S

Tax-Free Health Care Fund, and Putnam Tax-Free High Yield Fund. Paul Drury, Brad Libby, Susan McCormack, and Thalia Meehan may also manage other accounts and variable trust funds managed by Putnam Management or an affiliate. The SAI provides additional information about other accounts managed by these individuals.

* Changes in the fund’s Portfolio Leader and Portfolio Members.

During the fiscal year ended September 30, 2006, Brad Libby and Thalia Meehan joined the fund’s management team as Portfolio Members and former Portfolio Leader David Hamlin left the fund’s management team. Subsequent to the fiscal year end, James St. John left the fund’s management team and Thalia Meehan became Portfolio Leader. Other individuals who have served as Portfolio Leader of the fund since May 2002, when Putnam Management introduced this designation, include David Hamlin (May 2002–September 2006) and James St. John (September 2006–January 2007).

* Fund ownership. The following table shows the dollar ranges of shares of the fund and all Putnam funds owned by the professionals listed above at the end of the fund’s last two fiscal years, including investments by their immediate family members and amounts invested through retirement and deferred compensation plans.

N/A indicates the individual was not a Portfolio Leader or Portfolio Member as of 9/30/05.

* Investment in the fund by Putnam employees and the Trustees. As of September 30, 2006, all of the 11 Trustees then on the Board of Trustees of the Putnam funds owned fund shares. The table shows the approximate value of investments in the fund and all Putnam funds as of that date by

13   P R O S P E C T U S

Putnam employees and the fund’s Trustees, including in each case investments by their immediate family members and amounts invested through retirement and deferred compensation plans.

	Fund	All Putnam funds

Putnam employees	$116,000	$418,000,000

Trustees	$ 50,000	$ 90,000,000

* Putnam fund ownership by Putnam’s Executive Board. The following table shows how much the members of Putnam’s Executive Board have invested in the Putnam funds (in dollar ranges). Information shown is as of the end of the fund’s last two fiscal years.

Putnam Executive Board

	$1 –			$10,001 –	$50,001–	$100,001 –	$500,001 –	$1,000,001
	Year	$0	$10,000	$50,000	$100,000	$500,000	$1,000,000	and over

Philippe Bibi	2006							•

Chief Technology Officer	2005							•
Joshua Brooks	2006							•

Deputy Head of Investments	2005							•

William Connolly	2006							•

Head of Retail Mgmt	2005							•
Kevin Cronin	2006							•

Head of Investments	2005							•

Charles Haldeman, Jr.	2006							•

President and CEO	2005							•
Amrit Kanwal	2006							•

Chief Financial Officer	2005							•

Steven Krichmar	2006							•

Chief of Operations	2005							•
Francis McNamara, III	2006							•

General Counsel	2005							•

Jeffrey Peters	2006							•

Head of Intl’Business	N/A
Richard Robie, III	2006							•

Chief Administrative Officer	2005							•

Edward Shadek	2006							•

Deputy Head of Investments	2005							•
Sandra Whiston	2006							•

Head of Institutional Mgmt	2005							•

N/A indicates the individual was not a member of Putnam’s Executive Board as of 9/30/05.

14   P R O S P E C T U S

* Compensation of investment professionals. Putnam Management believes that its investment management teams should be compensated primarily based on their success in helping investors achieve their goals. The portion of Putnam Investments’ total incentive compensation pool that is available to Putnam Management’s Investment Division is based primarily on its delivery, across all of the portfolios it manages, of consistent, dependable and superior performance over time. The peer group for the fund, General Municipal Debt Funds, is its broad investment category as determined by Lipper Inc. The portion of the incentive compensation pool available to your investment management team varies based primarily on its delivery, across all of the portfolios it manages, of consistent, dependable and superior performance over time on a tax-adjusted basis to recognize the different federal income tax treatment for capital gains distributions and exempt-interest distributions.

* Consistent performance means being above median over one year.

* Dependable performance means not being in the 4th quartile of the peer group over one, three or five years.

* Superior performance (which is the largest component of Putnam Management’s incentive compensation program) means being in the top third of the peer group over three and five years.

In determining an investment management team’s portion of the incentive compensation pool and allocating that portion to individual team members, Putnam Management retains discretion to reward or penalize teams or individuals, including the fund’s Portfolio Leader and Portfolio Members, as it deems appropriate, based on other factors. The size of the overall incentive compensation pool each year is determined by Putnam Management’s parent company, Marsh & McLennan Companies, Inc., and depends in large part on Putnam’s profitability for the year, which is influenced by assets under management. Incentive compensation is generally paid as cash bonuses, but a portion of incentive compensation may instead be paid as grants of restricted stock, options or other forms of compensation, based on the factors described above. In addition to incentive compensation, investment team members receive annual salaries that are typically based on seniority and experience. Incentive compensation generally represents at least 70% of the total compensation paid to investment team members.

15   P R O S P E C T U S

How does the fund price its shares?

The price of the fund’s shares is based on its net asset value (NAV). The NAV per share of each class equals the total value of its assets, less its liabilities, divided by the number of its outstanding shares. Shares are only valued as of the close of regular trading on the New York Stock Exchange (NYSE) each day the exchange is open.

The fund values its investments for which market quotations are readily available at market value. It values all other investments and assets at their fair value. The fair value determined for an investment may differ from recent market prices for the investment.

The fund’s tax-exempt investments are generally valued at fair value on the basis of valuations provided by an independent pricing service approved by the fund’s Trustees. Such services determine valuations for normal institutional-size trading units of such securities using information with respect to transactions in the bond being valued, quotations from bond dealers, market transactions in comparable securities and various relationships, generally recognized by institutional traders, between securities in determining value.

How do I buy fund shares?

You can open a fund account with as little as $500 and make subsequent investments in any amount. The minimum investment is waived if you make regular investments weekly, semi-monthly, or monthly through automatic deductions from your bank checking or savings account. Currently, Putnam is waiving the minimum, but reserves the right to reject initial investments under the minimum.

The fund sells its shares at the offering price, which is the NAV plus any applicable sales charge. Your financial advisor or Putnam Investor Services generally must receive your completed buy order before the close of regular trading on the NYSE for your shares to be bought at that day’s offering price.

16   P R O S P E C T U S

You can open an account:

* Through a financial advisor. Your advisor will be responsible for furnishing all necessary documents to Putnam Investor Services, and may charge you for his or her services. Alternatively, you may request an account application from Putnam Investor Services. Simply complete the application and write a check for the amount you wish to invest, payable to the fund. Return the check and completed form to Putnam Investor Services.

* Through systematic investing. You may open an account by filling out the systematic investing section of the account application. Simply specify the frequency of regular investments (weekly, semi-monthly or monthly) through automatic deductions from your bank checking or savings account. Application forms are available through your advisor or by calling Putnam Investor Services at 1-800-225-1581.

Mutual funds must obtain and verify information that identifies investors opening new accounts. If the fund is unable to collect the required information, Putnam Investor Services may not be able to open your fund account. Investors must provide their full name, residential or business address, Social Security or tax identification number, and date of birth. Entities, such as trusts, estates, corporations and partnerships, must also provide other identifying information. Putnam Investor Services may share identifying information with third parties for the purpose of verification. If Putnam Investor Services cannot verify identifying information after opening your account, the fund reserves the right to close your account.

Other methods of making subsequent investments:

Via the Internet or phone. If you have an existing Putnam fund account and you have completed and returned an Electronic Investment Authorization Form, you can buy additional shares online at www.putnam.com or by calling Putnam Investor Services at 1-800-225-1581.

By mail. You may also request a book of investment stubs for your account. Complete an investment stub and write a check for the amount you wish to invest, payable to the fund. Return the check and investment stub to Putnam Investor Services.

17   P R O S P E C T U S

By wire transfer. You may buy fund shares by bank wire transfer of same-day funds. Please call Putnam Investor Services at 1-800 -225-1581 for wiring instructions. Any commercial bank can transfer same-day funds by wire. The fund will normally accept wired funds for investment on the day received if they are received by the fund’s designated bank before the close of regular trading on the NYSE. Your bank may charge you for wiring same-day funds. Although the fund’s designated bank does not currently charge you for receiving same-day funds, it reserves the right to charge for this service.

The fund may periodically close to new purchases of shares or refuse any order to buy shares if the fund determines that doing so would be in the best interests of the fund and its shareholders.

WHICH CLASS OF SHARES IS BEST FOR ME?

This prospectus offers you a choice of four classes of fund shares: A, B, C and M. This allows you to choose among different types of sales charges and different levels of ongoing operating expenses, as illustrated in the “Fees and expenses” section. The class of shares that is best for you depends on a number of factors, including the amount you plan to invest and how long you plan to hold the shares. Please consult your financial advisor as to which share class is most appropriate for you. Here is a summary of the differences among the classes of shares:

Class A shares

* Initial sales charge of up to 3.75%

* Lower sales charges available for investments of $100,000 or more

 * No deferred sales charge (except on certain redemptions of shares bought without an initial sales charge)

* Lower annual expenses, and higher dividends, than class B, C or M shares because of lower 12b-1 fees

Class B shares

* No initial sales charge; your entire investment goes to work immediately

* Deferred sales charge of up to 5.00% if shares are sold within six years of purchase

* Higher annual expenses, and lower dividends, than class A or M shares because of higher 12b-1 fees

* Convert automatically to class A shares after eight years, thereby reducing the future 12b-1 fees

18   P R O S P E C T U S

* Orders for class B shares of one or more Putnam funds will be refused when the total value of the purchase, plus existing account balances that are eligible to be linked under a right of accumulation for purchases of class A shares (as described below), is $100,000 or more. Investors considering cumulative purchases of $100,000 or more should consider whether class A shares would be more advantageous and consult their financial advisor.

Class C shares

* No initial sales charge; your entire investment goes to work immediately

* Deferred sales charge of 1.00% if shares are sold within one year of purchase

* Higher annual expenses, and lower dividends, than class A, B or M shares because of higher 12b-1 fees

* No conversion to class A shares, so future 12b-1 fees do not decline over time

* Orders for class C shares of one or more Putnam funds will be refused when the total value of the purchase, plus existing account balances that are eligible to be linked under a right of accumulation for purchases of class A shares (as described below), is $1,000,000 or more. Investors considering cumulative purchases of $1,000,000 or more should consider whether class A shares would be more advantageous and consult their financial advisor.

Class M shares

* Initial sales charge of up to 3.25%

* Lower sales charges available for investments of $50,000 or more

* No deferred sales charge

* Lower annual expenses, and higher dividends, than class B or C shares because of lower 12b-1 fees

* Higher annual expenses, and lower dividends, than class A shares because of higher 12b-1 fees

* No conversion to class A shares, so future 12b-1 fees do not decline over time

* Orders for class M shares of one or more Putnam funds will be refused when the total value of the purchase, plus existing account balances that are eligible to be linked under a right of accumulation for purchases of class M shares (as described below), is $1,000,000 or more. Investors considering cumulative purchases of $1,000,000 or more should consider whether class A shares would be more advantageous and consult their financial advisor.

19   P R O S P E C T U S

Initial sales charges for class A and M shares

	Class A sales charge		Class M sales charge
	as a percentage of*:		as a percentage of*:

Amount of purchase	Net amount	Offering	Net amount	Offering
at offering price ($)	invested	price**	invested	price**

Under 50,000	3.90%	3.75%	3.36%	3.25%
50,000 but under 100,000	3.90	3.75	2.30	2.25
100,000 but under 250,000	3.09	3.00	1.27	1.25

250,000 but under 500,000	2.30	2.25	1.01	1.00
500,000 but under 1,000,000	2.04	2.00	1.01	1.00
1,000,000 and above	NONE	NONE	NONE	NONE

  * Because of rounding in the calculation of offering price and the number of shares purchased, actual sales charges you pay may be more or less than these percentages.

** Offering price includes sales charge.

The fund offers two principal ways for you to qualify for discounts on initial sales charges on class A and class M shares, often referred to as “breakpoint discounts:”

* Right of accumulation. You can add the amount of your current purchases of class A or class M shares of the fund and other Putnam funds to the value of your existing accounts in the fund and other Putnam funds.  Individuals can also include purchases by, and accounts owned by, their spouse and minor children, including accounts established through different financial advisors. For your current purchases, you will pay the initial sales charge applicable to the total value of the linked accounts and purchases, which may be lower than the sales charge otherwise applicable to each of your current purchases. Shares of Putnam money market funds, other than money market fund shares acquired by exchange from other Putnam funds, are not included for purposes of the right of accumulation.

To calculate the total value of your existing accounts and any linked accounts, the fund will use the current maximum public offering price of those shares.

* Statement of intention. A statement of intention is a document in which you agree to make purchases of class A or class M shares in a specified amount within a period of 13 months. For each purchase you make under the statement of intention you will pay the initial sales charge applicable to the total amount you have agreed to purchase. While a statement of intention is not a binding obligation on you, if you do not purchase the full amount of shares within 13 months, the fund will redeem

20   P R O S P E C T U S

shares from your account in an amount equal to the higher initial sales charge you would have paid in the absence of the statement of intention.

Account types that may be linked with each other to obtain breakpoint discounts using the methods described above include:

* Individual accounts

* Joint accounts

* Accounts established as part of a retirement plan and IRA accounts (some restrictions may apply)

* Shares of Putnam funds owned through accounts in the name of your dealer or other financial intermediary (with documentation identifying beneficial ownership of shares)

* Accounts held as part of a Section 529 college savings plan managed by Putnam Management (some restrictions may apply)

In order to obtain a breakpoint discount, you should inform your financial advisor at the time you purchase shares of the existence of other accounts or purchases that are eligible to be linked for the purpose of calculating the initial sales charge. The fund or your financial advisor may ask you for records or other information about other shares held in your accounts and linked accounts, including accounts opened with a different financial advisor. Restrictions may apply to certain accounts and transactions. Further details about breakpoint discounts can be found on Putnam Investments’ website at www.putnam.com/individual by selecting “Mutual Funds,” and in the SAI.

Deferred sales charges for class B, class C and certain class A shares

If you sell (redeem) class B shares within six years of purchase, you will generally pay a deferred sales charge according to the following schedule.

Year after purchase	1	2	3	4	5	6	7+

Charge	5%	4%	3%	3%	2%	1%	0%

A deferred sales charge of 1.00% will apply to class C shares if redeemed within one year of purchase. Unless otherwise agreed with Putnam Retail Management, class A shares that are part of a purchase of $1 million or more (other than by a qualified retirement plan) will be subject to a 1.00% deferred sales charge if redeemed within 18 months of purchase. A different CDSC may apply to class A shares purchased before October 3, 2005 and redeemed within two years of purchase. Please see the SAI for more information.

21   P R O S P E C T U S

Deferred sales charges will be based on the lower of the shares’ cost and current NAV. Shares not subject to any charge will be redeemed first, followed by shares held longest. You may sell shares acquired by reinvestment of distributions without a charge at any time.

* You may be eligible for reductions and waivers of sales charges. In addition to the breakpoint discount methods described above, sales charges may be reduced or waived under certain circumstances and for certain categories of investors. Information about reductions and waivers of sales charges, including deferred sales charges, is included in the SAI. You may consult your financial advisor or Putnam Retail Management for assistance.

* Distribution (12b-1) plans. The fund has adopted distribution plans to pay for the marketing of fund shares and for services provided to shareholders. The plans provide for payments at annual rates (based on average net assets) of up to 0.35% on class A shares and 1.00% on class B, class C and class M shares. The Trustees currently limit payments on class B and class M shares to 0.85% and 0.50% of average net assets, respectively. For class A shares, the annual payment rate will equal the weighted average of (i) 0.20% on the net assets of the fund attributable to class A shares purchased and paid for prior to April 1, 2005 and (ii) 0.25% on all other net assets of the fund attributable to class A shares. Because these fees are paid out of the fund’s assets on an ongoing basis, they will increase the cost of your investment. The higher fees for class B, class C and class M shares may cost you more than paying the initial sales charge for class A shares. Because class C and class M shares, unlike class B shares, do not convert to class A shares, class C and class M shares may cost you more over time than class B shares.

* Payments to dealers. If you purchase your shares through a dealer (the term “dealer” includes any broker, dealer, bank, bank trust department, registered investment advisor, financial planner, retirement plan administrator and any other institution having a selling, services or any similar agreement with Putnam Retail Management or one of its affiliates), your dealer generally receives payments from Putnam Retail Management representing some or all of the sales charges and distribution (12b-1) fees, if any, shown in the tables under the heading “Fees and Expenses” at the front of this prospectus.

22   P R O S P E C T U S

Putnam Retail Management and its affiliates also pay additional compensation to selected dealers in recognition of their marketing support and/or program servicing (each of which is described in more detail below). These payments may create an incentive for a dealer firm or its representatives to recommend or offer shares of the fund or other Putnam funds to its customers. These additional payments are made by Putnam Retail Management and its affiliates and do not increase the amount paid by you or the fund as shown under the heading “Fees and Expenses.”

The additional payments to dealers by Putnam Retail Management and its affiliates are generally based on one or more of the following factors: average net assets of a fund attributable to that dealer, sales or net sales of a fund attributable to that dealer, or reimbursement of ticket charges (fees that a dealer firm charges its representatives for effecting transactions in fund shares), or on the basis of a negotiated lump sum payment for services provided.

Marketing support payments, which are generally available to most dealers engaging in significant sales of Putnam fund shares, are not expected, with certain limited exceptions, to exceed 0.085% of the average assets of Putnam’s retail mutual funds attributable to that dealer on an annual basis. These payments are made for marketing support services provided by the dealers, including business planning assistance, educating dealer personnel about the Putnam funds and shareholder financial planning needs, placement on the dealer’s preferred or recommended fund company list, and access to sales meetings, sales representatives and management representatives of the dealer.

Program servicing payments, which are paid in some instances to dealers in connection with investments in the fund by retirement plans and other investment programs, are not expected, with certain limited exceptions, to exceed 0.20% of the total assets in the program on an annual basis. These payments are made for program services provided by the dealer, including participant recordkeeping, reporting, or transaction processing, as well as services rendered in connection with fund/investment selection and monitoring, employee enrollment and education, plan balance rollover or separation, or other similar services.

Other payments. Putnam Retail Management and its affiliates may make other payments (including payments in connection with educational seminars or conferences) or allow other promotional incentives to dealers to the extent permitted by SEC and NASD rules and by other applicable laws and regulations. Certain dealers also receive additional

23   P R O S P E C T U S

payments from the fund’s transfer agent in recognition of subaccounting or other services they provide to shareholders or plan participants who invest in the fund or other Putnam funds through their retirement plan. These payments are not expected, with certain exceptions for affiliated and unaffiliated entities noted in the SAI, to exceed 0.13% of the total assets of such shareholders or plan participants in the fund or other Putnam funds on an annual basis. See the discussion in the SAI under the heading “Management — Investor Servicing Agent and Custodian” for more details.

You can find a list of all dealers to which Putnam made marketing support and/or program servicing payments in 2006 in the SAI, which is on file with the SEC and is also available on Putnam’s website at www.putnam.com. You can also find other details in the SAI about the payments made by Putnam Retail Management and its affiliates and the services provided by your dealer. Your dealer may charge you fees or commissions in addition to those disclosed in this prospectus. You can also ask your dealer about any payments it receives from Putnam Retail Management and its affiliates and any services your dealer provides, as well as about fees and/or commissions it charges.

How do I sell fund shares?

You can sell your shares back to the fund any day the NYSE is open, either through your financial advisor or directly to the fund. Payment for redemption may be delayed until the fund collects the purchase price of shares, which may be up to 10 calendar days after the purchase date.

The fund will impose a short-term trading fee of 1.00% of the total redemption amount (calculated at market value) if you sell or exchange your shares after holding them for 7 days or less (including if you purchased the shares by exchange). The short-term trading fee is paid directly to the fund and is designed to offset brokerage commissions, market impact and other costs associated with short-term trading. The short-term trading fee will not apply in certain circumstances, such as redemptions in the event of shareholder death or post-purchase disability, redemptions from certain omnibus accounts, redemptions made as part of a systematic withdrawal plan, and redemptions in connection with periodic portfolio rebalancings of certain wrap accounts or automatic rebalancing arrangements entered into by Putnam Retail Management and a dealer. The fee will not apply to shares sold or exchanged by a Section 529 college savings plan or a Putnam fund-of-funds, or to redemptions for the purpose of paying

24   P R O S P E C T U S

benefits pursuant to tax-qualified retirement plans. In addition, for investors in defined contribution plans administered by Putnam or a Putnam affiliate, the short-term trading fee applies only to exchanges of shares purchased by exchange, and will not apply to redemptions to pay distributions or loans from such plans, redemptions of shares purchased directly with contributions by a plan participant or sponsor and redemptions of shares purchased in connection with loan repayments. These exceptions may also apply to defined contribution plans administered by third parties that assess the fund’s short-term trading fee. For purposes of determining whether the short-term trading fee applies, the shares that were held the longest will be redeemed first. Some financial intermediaries, retirement plan sponsors or recordkeepers that hold omnibus accounts with the fund are currently unable or unwilling to assess the fund’s short-term trading fee. Some of these firms use different systems or criteria to assess fees that are currently higher than, and in some cases in addition to, the fund’s short-term trading fee.

* Selling shares through your financial advisor. Your advisor must receive your request in proper form before the close of regular trading on the NYSE for you to receive that day’s NAV, less any applicable deferred sales charge and short-term trading fee. Your advisor will be responsible for furnishing all necessary documents to Putnam Investor Services on a timely basis and may charge you for his or her services.

* Selling shares directly to the fund. Putnam Investor Services must receive your request in proper form before the close of regular trading on the NYSE in order to receive that day’s NAV, less any applicable sales charge and short-term trading fee.

By mail. Send a letter of instruction signed by all registered owners or their legal representatives to Putnam Investor Services. If you have certificates for the shares you want to sell, you must return them unendorsed with your letter of instruction.

By telephone. You may use Putnam’s telephone redemption privilege to redeem shares valued at less than $100,000 unless you have notified Putnam Investor Services of an address change within the preceding 15 days, in which case other requirements may apply. Unless you indicate otherwise on the account application, Putnam Investor Services will be authorized to accept redemption instructions received by telephone.

25   P R O S P E C T U S

The telephone redemption privilege is not available if there are certificates for your shares. The telephone redemption privilege may be modified or terminated without notice.

* Additional requirements. In certain situations, for example, if you sell shares with a value of $100,000 or more, the signatures of all registered owners or their legal representatives must be guaranteed by a bank, broker-dealer or certain other financial institutions. In addition, Putnam Investor Services usually requires additional documents for the sale of shares by a corporation, partnership, agent or fiduciary, or surviving joint owner. For more information concerning Putnam’s signature guarantee and documentation requirements, contact Putnam Investor Services.

* Payment information. The fund generally sends you payment for your shares the business day after your request is received. Under unusual circumstances, the fund may suspend redemptions, or postpone payment for more than seven days, as permitted by federal securities law.

* Redemption by the fund. If you own fewer shares than the minimum set by the Trustees (presently 20 shares), the fund may redeem your shares without your permission and send you the proceeds. To the extent permitted by applicable law, the fund may also redeem shares if you own more than a maximum amount set by the Trustees. There is presently no maximum, but the Trustees could set a maximum that would apply to both present and future shareholders.

How do I exchange fund shares?

If you want to switch your investment from one Putnam fund to another, you can exchange your fund shares for shares of the same class of another Putnam fund at NAV. Not all Putnam funds offer all classes of shares or are open to new investors. If you exchange shares subject to a deferred sales charge, the transaction will not be subject to the deferred sales charge. When you redeem the shares acquired through the exchange, the redemption may be subject to the deferred sales charge, depending upon when you originally purchased the shares. The deferred sales charge will be computed using the schedule of any fund into or from which you have exchanged your shares that would result in your paying the highest deferred sales charge applicable to your class of shares. For purposes of computing the deferred sales charge, the length of time you have owned your shares will be measured from the date of original purchase and will not be affected by any subsequent exchanges among funds.

26   P R O S P E C T U S

To exchange your shares, complete and return an Exchange Authorization Form, which is available from Putnam Investor Services. A telephone exchange privilege is currently available for amounts up to $500,000. The telephone exchange privilege is not available if the fund issued certificates for your shares. You may also exchange shares via the Internet at www.putnam.com. Ask your financial advisor or Putnam Investor Services for prospectuses of other Putnam funds. Some Putnam funds are not available in all states.

The exchange privilege is not intended as a vehicle for short-term trading. In order to discourage excessive exchange activity and otherwise to promote the best interests of the fund, the fund will impose a short-term trading fee of 1.00% of the total exchange amount (calculated at market value) on exchanges of shares held for 7 days or less (including shares purchased by exchange). The short-term trading fee will not apply in certain circumstances, such as exchanges in connection with periodic portfolio rebalancings of certain wrap accounts or automatic rebalancing arrangements entered into by Putnam Retail Management and a dealer. In the case of defined contribution plans administered by Putnam or a Putnam affiliate, the fee will apply only to exchanges of shares purchased by exchange. Some financial intermediaries, retirement plan sponsors or recordkeepers that hold omnibus accounts with the fund are currently unable or unwilling to assess the fund’s short-term trading fee. Some of these firms use different systems or criteria to assess fees that are currently higher than, and in some cases in addition to, the fund’s short-term trading fee.

The fund also reserves the right to revise or terminate the exchange privilege, limit the amount or number of exchanges or reject any exchange. The fund into which you would like to exchange may also reject your exchange. These actions may apply to all shareholders or only to those shareholders whose exchanges Putnam Management determines are likely to have a negative effect on the fund or other Putnam funds. Consult Putnam Investor Services before requesting an exchange.

Policy on excessive short-term trading

* Risks of excessive short-term trading. Excessive short-term trading activity may reduce the fund’s performance and harm all fund shareholders by interfering with portfolio management, increasing the fund’s expenses and diluting the fund’s net asset value. Depending on the size and frequency of short-term trades in the fund’s shares, the fund may experience increased cash volatility, which could require the fund to

27   P R O S P E C T U S

maintain undesirably large cash positions or buy or sell portfolio securities it would not have bought or sold. The need to execute additional portfolio transactions due to these cash flows may also increase the fund’s brokerage and administrative costs and may increase the taxable distributions received from the fund.

Because the fund invests in securities that may trade infrequently or may be more difficult to value, such as lower-rated bonds, it may be susceptible to trading by short-term traders who seek to exploit perceived price inefficiencies in the fund’s investments. In addition, the market for lower-rated bonds may at times show “market momentum,” in which positive or negative performance may continue from one day to the next for reasons unrelated to the fundamentals of the issuer. Short-term traders may seek to capture this momentum by trading frequently in the fund’s shares, which will reduce the fund’s performance and may dilute the interests of other shareholders. Because lower-rated debt may be less liquid than higher-rated debt, the fund may also be unable to buy or sell these securities at desirable prices when the need arises (for example, in response to volatile cash flows caused by short-term trading). Similar risks may apply if the fund holds other types of less liquid securities, such as stock of smaller issuers.

* Fund policies. In order to protect the interests of long-term shareholders of the fund, Putnam Management and the fund’s Trustees have adopted policies and procedures intended to discourage excessive short-term trading. The fund seeks to discourage excessive short-term trading by imposing short-term trading fees and using fair value pricing procedures to value investments under some circumstances. In addition, Putnam Management monitors activity in shareholder accounts about which it possesses the necessary information in order to detect excessive short-term trading patterns and takes steps to deter excessive short-term traders.

Putnam Management’s Compliance Department currently uses multiple reporting tools to monitor activity in retail customer accounts for which Putnam Investor Services maintains records. This review is based on the fund’s internal parameters for detecting excessive short-term trading, which consider the number of “round trip” transactions above a specified dollar amount within a specified period of time. These parameters may change from time to time. If a monitored account engages in short-term trading that Putnam Management or the fund considers to be excessive or inappropriate, Putnam Management will issue the investor and his or her financial intermediary, if any, a written warning. Continued excessive

28   P R O S P E C T U S

short-term trading activity by an investor or intermediary that has received a warning may lead to the termination of the exchange privilege. The fund also reserves the right to terminate the exchange privilege without a warning. In addition, Putnam Management will also communicate instances of excessive short-term trading to the compliance staff of an investor’s broker, if one is identified.

In addition to enforcing these exchange parameters, Putnam Management and the fund reserve the right to reject or restrict purchases or exchanges for any reason. Putnam Management or the fund may determine that an investor’s trading activity is excessive or otherwise potentially harmful based on various factors, including an investor’s or financial intermediary’s trading history in the fund, other Putnam funds or other investment products, and may aggregate activity in multiple accounts under common ownership or control. If the fund identifies an investor or intermediary as a potential excessive trader, it may, among other things, require further trades to be submitted by mail rather than by phone or over the Internet, impose limitations on the amount, number, or frequency of future purchases or exchanges, or temporarily or permanently bar the investor or intermediary from investing in the fund or other Putnam funds. The fund may take these steps in its discretion even if the investor’s activity may not have been detected by the fund’s current monitoring parameters.

* Limitations on the fund’s policies. There is no guarantee that the fund will be able to detect excessive short-term trading in all accounts. For example, Putnam Management currently does not have access to sufficient information to identify each investor’s trading history, and in certain circumstances there are operational or technological constraints on its ability to enforce the fund’s policies. In addition, even when Putnam Management has sufficient information, its detection methods may not capture all excessive short-term trading.

In particular, many purchase, redemption and exchange orders are received from financial intermediaries that hold omnibus accounts with the fund. Omnibus accounts, in which shares are held in the name of an intermediary on behalf of multiple beneficial owners, are a common form of holding shares among retirement plans and financial intermediaries such as brokers, advisers and third-party administrators. The fund is generally not able to identify trading by a particular beneficial owner within an omnibus account, which makes it difficult or impossible to determine if a particular shareholder is engaging in excessive short-term trading. Putnam Management monitors aggregate cash flows in omnibus accounts on an

29   P R O S P E C T U S

ongoing basis. If high cash flows or other information indicate that excessive short-term trading may be taking place, Putnam Management will contact the financial intermediary, plan sponsor or recordkeeper that maintains accounts for the underlying beneficial owner and attempt to identify and remedy any excessive trading. However, the fund’s ability to monitor and deter excessive short-term traders in omnibus accounts ultimately depends on the capabilities and cooperation of these third-party financial firms. A financial intermediary or plan sponsor may impose different or additional limits on short-term trading.

* Blackout periods for Putnam employees. Putnam Investments imposes blackout periods on investments in the Putnam funds (other than money market funds) by its employees and certain family members. Employees of Putnam Investments and covered family members may not make a purchase followed by a sale, or a sale followed by a purchase, in any non-money market Putnam fund within any 90-calendar day period. Members of Putnam Management’s Investment Division, certain senior executives, and certain other employees with access to investment information, as well as their covered family members, are subject to a blackout period of one year. These blackout periods are subject to limited exceptions.

Fund distributions and taxes

The fund declares a distribution daily of all its net income. The fund normally distributes any net investment income monthly and any net realized capital gains annually. You may choose to:

* reinvest all distributions in additional shares;

* receive any distributions from net investment income in cash while reinvesting capital gains distributions in additional shares; or

* receive all distributions in cash.

If you do not select an option when you open your account, all distributions will be reinvested. If you do not cash a distribution check within a specified period or notify Putnam Investor Services to issue a new check, the distribution will be reinvested in the fund. You will not receive any interest on uncashed distribution or redemption checks. Similarly, if any correspondence sent by the fund or Putnam Investor Services is returned as “undeliverable,” fund distributions will automatically be reinvested in the fund or in another Putnam fund.

30   P R O S P E C T U S

Fund distributions designated as “exempt-interest dividends” are generally not subject to federal income tax. However, if you receive social security or railroad retirement benefits, you should consult your tax advisor to determine what effect, if any, an investment in the fund may have on the federal taxation of your benefits. In addition, an investment in the fund may result in liability for federal AMT, both for individual and corporate shareholders.

The fund may at times buy tax-exempt investments at a discount from the price at which they were originally issued, especially during periods of rising interest rates. For federal income tax purposes, some or all of this market discount will be included in the fund’s ordinary income and will be taxable to you as such when it is distributed.

The fund’s investments in these and certain debt obligations may cause the fund to recognize taxable income in excess of the cash generated by such obligations. Thus, the fund could be required at times to liquidate other investments in order to satisfy its distribution requirements.

For federal income tax purposes, distributions of investment income other than “exempt-interest dividends” are taxable as ordinary income. Generally, gains realized by the fund on the sale or exchange of investments are taxable to you, even though the income from such investments generally are tax-exempt. Taxes on distributions of capital gains are determined by how long the fund owned the investments that generated them, rather than how long you have owned your shares. Distributions are taxable to you even if they are paid from income or gains earned by the fund before your investment (and thus were included in the price you paid). Properly designated distributions of gains from investments that the fund owned for more than one year are taxable as long-term capital gains. Distributions of gains from investments that the fund owned for one year or less and gains on the sale of bonds characterized as market discount are taxable as ordinary income. Distributions are taxable whether you receive them in cash or reinvest them in additional shares.

The fund’s use of derivatives may affect the amount, timing, and character of distributions to shareholders and, therefore, may increase the amount of taxes payable by shareholders.

Any gain resulting from the sale or exchange of your shares will generally also be subject to tax. You should consult your tax advisor for more information on your own tax situation, including possible foreign, state and local taxes.

31   P R O S P E C T U S

Financial highlights

The financial highlights tables are intended to help you understand the fund’s recent financial performance. Certain information reflects financial results for a single fund share. The total returns represent the rate that an investor would have earned or lost on an investment in the fund, assuming reinvestment of all dividends and distributions. This information has been derived from the fund’s financial statements, which have been audited by KPMG LLP. Its report and the fund’s financial statements are included in the fund’s annual report to shareholders, which is available upon request.

32   P R O S P E C T U S

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33   P R O S P E C T U S

Financial highlights (For a common share outstanding throughout the period)

INVESTMENT OPERATIONS:					LESS DISTRIBUTIONS:					RATIOS AND SUPPLEMENTAL DATA:

			Net						Total			Ratio of net
	Net asset	Net	realized and	Total	From			Net asset	return	Net	Ratio of	investment
	value,	investment	unrealized	from	net			value,	at net	assets,	expenses to	income (loss)	Portfolio
	beginning	income gain (loss) on		investment	investment	Total	Redemption	end	asset	end of period	average net	to average	turnover
Period ended	of period	(loss)(a) investments		operations	income	distributions	fees	of period	value (%)(b)	(in thousands)	assets (%)(c)	net assets (%)	(%)

CLASS A
September 30, 2006	$8.84	.37	(.05)	.32	(.37)	(.37)	— (c)	$8.79	3.79	$1,166,380.79		4.28	12.41
September 30, 2005	8.85	.38	(.01)	.37	(.38)	(.38)	— (c)	8.84	4.28	1,243,915.79		4.29	13.13
September 30, 2004	8.86	.39	(.01)	.38	(.39)	(.39)	—	8.85	4.45	1,318,059.83		4.48	32.64
September 30, 2003	8.88	.42	(.02)	.40	(.42)	(.42)	—	8.86	4.62	1,602,849.82		4.80	24.20
September 30, 2002	8.84	.45	.03	.48	(.44)	(.44)	—	8.88	5.67	1,704,023.81		5.09	17.70

CLASS B
September 30, 2006	$8.84	.32	(.05)	.27	(.32)	(.32)	— (c)	$8.79	3.11	$43,125	1.44	3.63	12.41
September 30, 2005	8.86	.32	(.02)	.30	(.32)	(.32)	— (c)	8.84	3.48	58,550	1.44	3.64	13.13
September 30, 2004	8.86	.33	—	.33	(.33)	(.33)	—	8.86	3.90	72,214	1.48	3.84	32.64
September 30, 2003	8.88	.36	(.02)	.34	(.36)	(.36)	—	8.86	3.92	103,996	1.47	4.16	24.20
September 30, 2002	8.84	.39	.03	.42	(.38)	(.38)	—	8.88	4.93	116,854	1.46	4.45	17.70

CLASS C
September 30, 2006	$8.85	.30	(.04)	.26	(.31)	(.31)	— (c)	$8.80	2.99	$9,210	1.59	3.48	12.41
September 30, 2005	8.86	.31	(.01)	.30	(.31)	(.31)	— (c)	8.85	3.46	9,724	1.59	3.48	13.13
September 30, 2004	8.86	.32	—	.32	(.32)	(.32)	—	8.86	3.69	9,690	1.63	3.69	32.64
September 30, 2003	8.89	.35	(.03)	.32	(.35)	(.35)	—	8.86	3.68	11,732	1.62	4.00	24.20
September 30, 2002	8.84	.38	.04	.42	(.37)	(.37)	—	8.89	4.95	10,421	1.61	4.30	17.70

CLASS M
September 30, 2006	$8.86	.35	(.05)	.30	(.35)	(.35)	— (c)	$8.81	3.49	$4,912	1.09	3.98	12.41
September 30, 2005	8.88	.35	(.01)	.34	(.36)	(.36)	— (c)	8.86	3.85	5,349	1.09	3.99	13.13
September 30, 2004	8.88	.37	—	.37	(.37)	(.37)	—	8.88	4.26	6,104	1.13	4.18	32.64
September 30, 2003	8.90	.40	(.03)	.37	(.39)	(.39)	—	8.88	4.30	9,191	1.12	4.50	24.20
September 30, 2002	8.86	.42	.04	.46	(.42)	(.42)	—	8.90	5.34	9,318	1.11	4.80	17.70

(a) Total return assumes dividend reinvestment and does not reflect the effect of sales charges.

(b) Includes amounts paid through expense offset arrangements.

(c) Amount represents less than $0.01 per share.

34	P R O S P E C T U S	35 P R O S P E C T U S

Make the most of your Putnam privileges

As a Putnam mutual fund shareholder, you have access to a number of services that can help you build a more effective and flexible financial program. Here are some of the ways you can use these privileges to make the most of your Putnam mutual fund investment.

* SYSTEMATIC INVESTMENT PLAN

Invest as much as you wish. The amount you choose will be automatically transferred weekly, semi-monthly or monthly from your checking or savings account.

* SYSTEMATIC WITHDRAWAL

Make regular withdrawals monthly, quarterly, semiannually, or annually from your Putnam mutual fund account.

* SYSTEMATIC EXCHANGE

Transfer assets automatically from one Putnam account to another on a regular, prearranged basis.

* EXCHANGE PRIVILEGE

Exchange money between Putnam funds in the same class of shares. The exchange privilege allows you to adjust your investments as your objectives change. A signature guarantee is required for exchanges of more than $500,000 and shares of all Putnam funds may not be available to all investors.

A 1.00% short-term trading fee may apply to exchanges of fund shares that are made within the applicable holding period. For certain global, international, high-yield, and small-cap funds,

36   P R O S P E C T U S

the fee will apply to shares held for 90 days or less. For other Putnam funds (other than money market funds), the fee will apply to shares held for seven days or less. Please read the prospectus of the applicable fund for more details.

Investors may not maintain, within the same fund, simultaneous plans for systematic investment or exchange (into the fund) and systematic withdrawal or exchange (out of the fund). These privileges are subject to change or termination.

* DIVIDENDS PLUS

Diversify your portfolio by investing dividends and other distributions from one Putnam fund automatically into another at net asset value.

* STATEMENT OF INTENTION

To reduce a front-end sales charge, you may agree to invest a minimum dollar amount over 13 months. Depending on your fund, the minimum is $50,000 or $100,000. Whenever you make an investment under this arrangement, you or your financial advisor should notify Putnam Investor Services that a Statement of Intention is in effect.

Many of these services can be accessed online at www.putnam.com.

For more information about any of these services and privileges, call your financial advisor or a Putnam customer service representative toll free at 1-800-225-1581.

37   P R O S P E C T U S

Putnam Family of Fundsa

The following is a complete list of Putnam’s open-end mutual funds offered to the public. Please call your financial advisor or Putnam at 1-800-225-1581 to obtain a prospectus for any Putnam fund. It contains more complete information, including charges and expenses. Please read it carefully before you invest or send money.

PUTNAM GROWTH FUNDS
Putnam Discovery Growth Fund
Putnam Growth Opportunities Fund
Putnam Health Sciences Trust
Putnam International New Opportunities Fund
Putnam New Opportunities Fund
Putnam OTC & Emerging Growth Fund
Putnam Small Cap Growth Fund
Putnam Vista Fund
Putnam Voyager Fund

PUTNAM BLEND FUNDS
Putnam Capital Appreciation Fund
Putnam Capital Opportunities Fund
Putnam Europe Equity Fund
Putnam Global Equity Fund
Putnam Global Natural Resources Fund
Putnam International Capital Opportunities Fund
Putnam International Equity Fund
Putnam Investors Fund
Putnam Research Fund
Putnam Tax Smart Equity Fund®
Putnam Utilities Growth and Income Fund

PUTNAM VALUE FUNDS
Putnam Classic Equity Fund
Putnam Convertible Income-Growth Trust
Putnam Equity Income Fund
The George Putnam Fund of Boston
The Putnam Fund for Growth and Income
Putnam International Growth and Income Fund
Putnam Mid Cap Value Fund
Putnam New Value Fund
Putnam Small Cap Value Fundb

PUTNAM INCOME FUNDS
Putnam American Government Income Fund
Putnam Diversified Income Trust
Putnam Floating Rate Income Fund
Putnam Global Income Trust
Putnam High Yield Advantage Fundb
Putnam High Yield Trust

38   P R O S P E C T U S

PUTNAM INCOME FUNDS (cont.)
Putnam Income Fund
Putnam Limited Duration Government Income Fund
Putnam Money Market Fundc
Putnam U.S. Government Income Trust

PUTNAM TAX-FREE INCOME FUNDS
Putnam AMT-Free Insured Municipal Fund
Putnam Tax Exempt Income Fund
Putnam Tax Exempt Money Market Fundc
Putnam Tax-Free High Yield Fund

Putnam State Tax-Free Income Fundsd
Arizona, California, Florida,b Massachusetts, Michigan, Minnesota, New Jersey, New York, Ohio and Pennsylvania

PUTNAM ASSET ALLOCATION FUNDS
Putnam Income Strategies Fund
Putnam Asset Allocation Funds — three investment portfolios that spread your money across a variety of stocks, bonds, and money market investments.

The three portfolios:
Putnam Asset Allocation: Balanced Portfolio
Putnam Asset Allocation: Conservative Portfolio
Putnam Asset Allocation: Growth Portfolio

PUTNAM RETIREMENTREADY® FUNDS
Putnam RetirementReady Funds — ten investment portfolios that offer diversification among stocks, bonds and money market instruments and adjust to become more conservative over time based on a target date for withdrawing assets.

Putnam RetirementReady 2050 Fund
Putnam RetirementReady 2045 Fund
Putnam RetirementReady 2040 Fund
Putnam RetirementReady 2035 Fund
Putnam RetirementReady 2030 Fund
Putnam RetirementReady 2025 Fund
Putnam RetirementReady 2020 Fund
Putnam RetirementReady 2015 Fund
Putnam RetirementReady 2010 Fund
Putnam RetirementReady Maturity Fund

a As of 12/30/06.

b Closed to new investors.

c An investment in a money market fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although these funds seek to preserve your investment at $1.00 per share, it is possible to lose money by investing in such funds.

d Not available in all states.

39   P R O S P E C T U S

For more information
about Putnam Tax Exempt
Income Fund

The fund’s SAI and annual and semi-annual reports to shareholders include additional information about the fund. The SAI, and the independent registered public accounting firm’s report and the financial statements included in the fund’s most recent annual report to its shareholders, are incorporated by reference into this prospectus, which means they are part of this prospectus for legal purposes. The fund’s annual report discusses the market conditions and investment strategies that significantly affected the fund’s performance during its last fiscal year. You may get free copies of these materials, request other information about any Putnam fund, or make shareholder inquiries, by contacting your financial advisor, by visiting Putnam’s website at www.putnam.com/individual, or by calling Putnam toll-free at 1-800-225-1581.

You may review and copy information about a fund, including its SAI, at the Securities and Exchange Commission’s Public Reference Room in Washington, D.C. You may call the Commission at 1-202-942-8090 for information about the operation of the Public Reference Room. You may also access reports and other information about the fund on the EDGAR Database on the Commission’s website at http://www.sec.gov. You may get copies of this information, with payment of a duplication fee, by electronic request at the following E-mail address: publicinfo@sec.gov, or by writing the Commission’s Public Reference Section, Washington, D.C. 20549-0102. You may need to refer to the fund’s file number.

One Post Office Square
Boston, Massachusetts 02109
1-800-225-1581

Address correspondence to
Putnam Investor Services
P.O. Box 41203
Providence, Rhode Island 02940-1203

www.putnam.com

File No. 811-02675                                 240467 1/07

Putnam Tax-Free Health Care Fund

5|31|06

Annual Report

PUTNAM INVESTMENTS

INCOME FUNDS
invest in bonds and
other securities with
the goal of providing
a steady stream of
income over time.

What makes Putnam different?

In 1830, Massachusetts Supreme Judicial Court Justice Samuel Putnam established The Prudent Man Rule, a legal foundation for responsible money management.

THE PRUDENT MAN RULE

All that can be required of a trustee to invest is that he shall conduct himself faithfully and exercise a sound discretion. He is to observe how men of prudence, discretion, and intelligence manage their own affairs, not in regard to speculation, but in regard to the permanent disposition of their funds, considering the probable income, as well as the probable safety of the capital to be invested.

A time-honored tradition
in money management
Since 1937, our values have been rooted
in a profound sense of responsibility for the
money entrusted to us.

A prudent approach to investing
We use a research-driven team approach to seek
consistent, dependable, superior investment
results over time, although there is no guarantee
a fund will meet its objectives.

Funds for every investment goal
We offer a broad range of mutual funds and other
financial products so investors and their financial
representatives can build diversified portfolios.

A commitment to doing
what’s right for investors
We have stringent investor protections and
provide a wealth of information about the
Putnam funds.

Industry-leading service
We help investors, along with their financial
representatives, make informed investment
decisions with confidence.

Putnam Tax-Free Health Care Fund

5| 31| 06 Annual Report

Message from the Trustees	2
About the fund	4
Report from the fund managers	7
Performance	13
Your fund’s management	15
Terms and definitions	18
Trustee approval of management contract	19
Other information for shareholders	25
Financial statements	27
Federal tax information	49
Shareholder meeting results	50
Compliance certifications	51
About the Trustees	52
Officers	58

Cover photograph: © Richard H. Johnson

Message from the Trustees

Dear Fellow Shareholder

Investors continue to keep a close watch on the course of the economy. Globally, it appears that, assuming economic growth exceeds 4% in 2006, we will have seen the strongest economic performance over a four-year period in over thirty years. Corporate profits have boomed around the world, business capacity utilization rates have moved up, and unemployment rates have come down. Given such a sustained period of robust growth, it is not surprising that prices have begun to rise, inflation rates have crept up, and central banks in many countries, particularly the Federal Reserve (the Fed) in the United States, have pushed interest rates higher.

In recent weeks, investors have worried that these higher rates could threaten the fundamentals of the global economy, prompting a widespread sell-off. However, we believe that today’s higher interest rates, far from being a threat to global economic fundamentals, are in fact an integral part of them. Higher interest rates are bringing business borrowing costs closer to the rate of return available from investments. In our view, this should help provide the basis for a longer and more durable business expansion and a continued healthy investment environment.

You can be assured that the investment professionals managing your fund are closely monitoring the factors that influence the performance of the securities in which your fund invests. Moreover, Putnam Investments’ management team, under the leadership of Chief Executive Officer Ed Haldeman, continues to focus on investment performance and remains committed to putting the interests of shareholders first.

2

In the following pages, members of your fund’s management team discuss the fund’s performance and strategies for the fiscal period ended May 31, 2006, and provide their outlook for the months ahead. As always, we thank you for your support of the Putnam funds.

Respectfully yours,

Putnam Tax–Free Health Care Fund: potential for high current income exempt from federal income tax

One of the most significant challenges of fixed-income investing involves taxes on income, which tend to impose a higher tax rate than, for example, taxes on qualified stock dividends. Investing in municipal bonds through a mutual fund such as Putnam Tax–Free Health Care Fund can help address this challenge while committing money to projects that support community interests.

While the stated yields on municipal bonds are usually lower than those of taxable bonds, the income from most municipal bonds has the advantage of being exempt from federal income tax. These bonds are issued by states and local municipalities to raise funds for building and maintaining public facilities and, in some cases, industrial development.

Putnam Tax–Free Health Care Fund invests primarily in bonds issued to fund health-care projects. Examples include bonds that finance hospitals, nursing homes, and retirement communities. This sector can be attractive for investors because Americans are aging, demand for health services is increasing, and many of the issues pay above-average yields. The fund can also invest in sectors other than health care to maintain adequate diversification.

The bond holdings have varying degrees of credit risk, which is the risk that the issuer will not be able to repay the bond. While some bonds have credit ratings from independent rating agencies such as Standard & Poor’s or Moody’s, many do not, often because their issuers decide not to pursue a rating that might be below investment grade. Investment managers typically must conduct additional research to analyze non-rated bonds. Putnam’s team of municipal bond analysts has particular expertise in this sort of credit research to identify non-rated bonds that it believes have attractive risk/return profiles. Also, after purchasing a bond, the

Municipal bonds finance a range of projects and play a key role in health-care and medical services.

fund’s management team continues to monitor developments that could affect its results. The goal of Putnam’s research and active management is to pinpoint opportunities to adjust the fund’s holdings for the benefit of fund shareholders.

Capital gains, if any, are taxable for federal and, in most cases, state purposes. For some investors, investment income may be subject to the federal alternative minimum tax. Income from federally exempt funds may be subject to state and local taxes. Mutual funds that invest in bonds are subject to certain risks, including interest-rate risk, credit risk, and inflation risk. As interest rates rise, the prices of bonds fall. Long-term bonds are more exposed to interest-rate risk than short-term bonds. Lower-rated bonds may offer higher yields in return for more risk. Unlike bonds, bond funds have ongoing fees and expenses. The fund concentrates its investments by sector, and involves more risk than a fund that invests more broadly.

How do closed-end funds differ from open-end funds?

More assets at work While open-end funds must maintain a cash position to meet redemptions, closed-end funds have no such requirement and can keep more of their assets invested in the market.

Traded like stocks Closed-end fund shares are traded on stock exchanges, and their market prices fluctuate in response to supply and demand, among other factors.

Market price vs. net asset value

Like an open-end fund’s net asset value (NAV) per share, the NAV of a closed-end fund share equals the current value of the fund’s assets, minus its liabilities, divided by the number of shares outstanding. However, when buying or selling closed-end fund shares, the price you pay or receive is the market price. Market price reflects current market supply and demand and may be higher or lower than the NAV.

Putnam Tax-Free Health Care Fund seeks to provide as high a level of current income free from federal income tax as we believe is consistent with preservation of capital. It may be suitable for investors who are seeking tax-free income through a portfolio of municipal bonds concentrated in the health-care sector.

Highlights
*	For the 12 months ended May 31, 2006, Putnam Tax-Free Health Care Fund returned 3.75% at net asset value (NAV) and 3.20% at market price.
*	The fund’s primary benchmark, the Lehman Municipal Bond Index, returned 1.88%.
*	The average return for the fund’s Lipper category, General and Insured Municipal Funds
(unleveraged closed-end), was 2.90%.
*	The fund’s monthly dividend was increased to $0.0447 per share, effective February 2006.
See page 11 for details.
*	Additional fund performance, comparative performance, and Lipper data can be found in the performance section beginning on page 13.

Performance

It is important to note that a fund’s performance at market price may differ from its results at NAV. Although market price performance generally reflects investment results, it may also be influenced by several other factors, including changes in investor perceptions of the fund or its investment advisor, market conditions, fluctuations in supply and demand for the fund’s shares, and changes in fund distributions.

Total return for periods ended 5/31/06

Since the fund’s inception (6/29/92), average annual return is 6.71% at NAV and 4.95% at market price.

	Average annual return		Cumulative return

	NAV	Market price	NAV	Market price
10 years	6.11%	4.95%	80.89%	62.17%

5 years	6.31	3.67	35.78	19.75

3 years	4.80	3.80	15.09	11.84

1 year	3.75	3.20	3.75	3.20

Data is historical. Past performance does not guarantee future results. More recent returns may be less or more than those shown. Investment return, net asset value, and market price will fluctuate, and you may have a gain or a loss when you sell your shares. Performance assumes reinvestment of distributions and does not account for taxes.

6

Report from the fund managers

The year in review

Over the period, the Fed’s program of raising interest rates generally resulted in falling bond prices, particularly among securities with shorter maturities —the market segment in which interest rates rose most. Holdings in lower-rated (Baa and below), higher-yielding sectors, such as the health-care sector, outperformed their higher-rated counterparts, buoyed by a strong U.S. economy and an increasing appetite for yield among investors. The health-care sector also continued to benefit from the stability of Medicare and Medicaid funding. In addition, the fund benefited from a defensive duration strategy in the face of rising interest rates and from price appreciation following the pre-refunding of two holdings. As a result, fund performance surpassed results for its benchmark and Lipper peer group.

Market overview

Amid continuing signs of solid economic growth, and the potential for inflation that often accompanies such growth, the Fed increased the federal funds rate eight times during the fund’s fiscal year, lifting this benchmark for overnight loans between banks from 3.00% to 5.00% . Bond yields rose across the maturity spectrum, leading to a convergence of shorter- and longer-term rates. As rates converged, the yield curve — a graphical representation of yields for bonds of comparable quality plotted from the shortest to the longest maturity — flattened.

During the period, tax-exempt bonds generally outperformed comparable Treasury bonds, as prices of tax-exempt bonds declined less than Treasury prices across all maturities. Municipal bonds typically perform better than Treasuries when interest rates are rising. However, the degree to which they outperformed Treasuries was greater than we expected.

A robust economy and rising corporate earnings contributed to the strong relative performance of lower-rated bonds. Among uninsured bonds in general and especially bonds rated Baa and below, yield spreads tightened as lower-rated bonds performed better than higher-rated bonds. The superior performance of lower-rated bonds was primarily the result of strong demand by buyers

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searching for higher yields. Non-rated bonds also rallied. In addition, as a result of favorable legal rulings, tobacco settlement bonds generally outperformed the broader market. Also, airline-related industrial development bonds (IDBs) performed exceptionally well, in our view.

Strategy overview

Given our expectation for rising interest rates, we maintained a short (defensive) portfolio duration relative to the fund’s Lipper peer group, a strategy that contributed positively to results for the period as rates rose. Duration is a measure of a fund’s sensitivity to changes in interest rates. Having a shorter-duration portfolio may help protect principal when interest rates rise, but it can reduce appreciation potential when rates fall.

The fund’s overweight position in the lowest-rated bonds (i.e., those rated Ba and below), compared to other funds in its peer group, benefited performance as securities in this area of the market rallied. An overweight position in tobacco settlement bonds also contributed positively to results, as these bonds continued to strengthen during the period.

During the period, we increased the fund’s holdings in the single-family housing sector, a strategy that proved helpful to results as rising interest rates and declining mortgage prepayments helped this sector perform exceptionally well.

Market sector performance
These indexes provide an overview of performance in different market sectors for the
12 months ended 5/31/06.

Bonds

Lehman Municipal Bond Index (tax-exempt bonds)	1.88%

Lehman Aggregate Bond Index (broad bond market)	–0.48%

Lehman Government Bond Index (U.S. Treasury and agency securities)	–0.88%

JP Morgan Global High Yield Index (global high-yield corporate bonds)	7.40%

Equities

S&P 500 Index (broad stock market)	8.64%

Russell 2000 Index (small-company stocks)	18.24%

MSCI EAFE Index (international stocks)	28.24%

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General obligation bonds issued in Puerto Rico were downgraded near the end of the period due to financial turmoil that led to a partial government shutdown. Prices of uninsured Puerto Rico bonds declined, providing the fund with an opportunity to add to its holdings at favorable levels. By the end of the period, the fund had increased its Puerto Rico holdings from an underweight position relative to the Lipper peer group to an allocation that is approximately equal with the peer group average.

Your fund’s holdings

As noted above, the fund’s strategy of maintaining a short or defensive duration posture in anticipation of rising interest rates was the largest contributor to relative results. A technique that we employed to manage duration involved Treasury futures. Rather than trading large numbers of securities, which is time consuming and can be more expensive for the fund, these contracts enabled us to achieve our desired duration positioning more efficiently.

The fund benefited from its focus on bonds from the health-care sector. This segment of the municipal bond market outperformed for several reasons. First of all, investors were seeking higher yields and the health-care sector generally offers a wide selection of higher-yielding, lower-rated bonds. Secondly, the sector benefited from relative stability with regard to its income sources. Healthy

Comparison of the fund’s maturity and duration

This chart compares changes in the fund’s average effective maturity (a weighted average of the holdings’ maturities) and its average effective duration (a measure of its sensitivity to interest-rate changes).

Average effective duration and average effective maturity take into account put and call features, where applicable, and reflect prepayments for mortgage-backed securities. Duration is usually shorter than maturity because it reflects interest payments on a bond prior to its maturity.

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federal and state budgets translated into stable funding for Medicare and Medicaid. Relative stability and higher yields translated into growing demand and tightening spreads for bonds backed by health-care organizations, helping this sector outperform on a relative basis.

Pre-refundings had a positive impact on performance during the period. Pre-refunding occurs when an issuer refinances an older, higher-coupon bond by issuing new bonds at current, lower interest rates. The proceeds are then invested in a secure investment, usually U.S. Treasury securities, that matures at the older bond’s first call date, effectively raising the bond’s perceived rating. In April 2006, a bond issued by the Georgetown Health Facilities Development Corporation in Georgetown, Texas, for the Georgetown Healthcare System was pre-refunded. This bond was originally scheduled to mature in 2029, but has a new effective maturity of 2009. In May 2006, a bond issued by the Suffolk County Industrial Development Agency in New York for a continuing-care retirement community known as Jefferson’s Ferry was pre-refunded. This bond was originally scheduled to mature in 2028, but has a new effective maturity of 2009.

Two of the fund’s lower-quality hospital holdings benefited from good news during the fiscal year. Investments in revenue bonds issued by Massachusetts State Health and Education Facility Authority for

Credit quality overview

Credit qualities shown as a percentage of portfolio value as of 5/31/06. A bond rated Baa or higher is considered investment grade. The chart reflects Moody’s ratings; percentages may include bonds not rated by Moody's but considered by Putnam Management to be of comparable quality. Ratings will vary over time.

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Harvard Pilgrim Healthcare (HPHC) enjoyed favorable publicity when U.S. News & World Report ranked HPHC the number-one health maintenance organization (HMO) in the country for the second year in a row based on its superior service. With its effective management and strong profitability, we think this HMO’s future is bright. The price of another lower-rated bond issued by the city of Princeton, West Virginia, for the Princeton Community Hospital Association benefited from upgrades in the outlook for these bonds by two major rating agencies.

Investments in tobacco settlement bonds issued by the Tobacco Settlement Authority of Washington and Badger Tobacco Asset Securitization Corporation (Wisconsin) were also positive contributors to relative results. Payments from tobacco settlement bonds are secured by income promised to various states through settlements from tobacco companies. This income could be jeopardized as a result of large judgments against the companies, and market sentiment with regard to this sector has tended to shift from concern about litigation to optimism based on their attractive yields. Bonds from this sector strengthened considerably during the fiscal year as the outcome of various litigation efforts proved positive for the tobacco industry. The fund’s exposure to these bonds was based on our analysts’ favorable outlook for the sector.

As discussed in the strategy section, we increased the fund’s holdings in the single-family housing sector. This sector has been performing well as rising interest rates have reduced mortgage prepayment rates. As with any mortgage-backed security, our purchases in this sector involve extensive analysis of the cash flows of the underlying mortgages in an attempt to assess and manage prepayment risk. One area of focus within the sector is premium amortization class bonds (PACs), as these securities provide more predictable cash flows over a range of prepayment rates. We continue to see attractive opportunities in both the primary and secondary markets for these securities.

Please note that the holdings discussed in this report may not have been held by the fund for the entire period. Portfolio composition is subject to review in accordance with the fund’s investment strategy and may vary in the future.

Of special interest

In an environment of rising rates, as holdings in the portfolio have been called or sold, they have often been replaced with bonds that have higher yields. This has resulted in higher income for the portfolio. Consequently, the fund’s monthly dividend was increased from $0.0429 per share to $0.0447 per share, effective with the February 2006 payment.

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The outlook for your fund

The following commentary reflects anticipated developments that could affect your fund over the next six months, as well as your management team’s plans for responding to them.

We believe that the Fed’s tightening cycle is nearing an end but expect that rates will continue to rise over the near term. Consequently, we currently plan to maintain the fund’s defensive duration because we believe that the municipal bond market may be susceptible to weaker returns in the coming months. A key reason for this belief is the market’s unusually strong performance versus taxable equivalents for the fiscal period. In our view, the municipal market’s exceptional results can be attributed primarily to a combination of robust demand and limited new-issue supply.

It appears to us that the extended rally among lower-rated, higher-yielding bonds may be in its final stages. We base this view, in part, on the fact that the difference in yields between Aaa-rated bonds and Baa-rated bonds — the lowest investment-grade rating — are at their narrowest point since late 1999. In other words, the reward in terms of higher yields for assuming additional credit risk has diminished substantially. Therefore, we will continue to monitor lower-rated health-care issues in the fund’s portfolio carefully, and we will remain cautious about adding exposure at the lowest end of the credit spectrum.

The views expressed in this report are exclusively those of Putnam Management. They are not meant as investment advice.

The fund concentrates its investments by sector and involves more risk than a fund that invests more broadly. Mutual funds that invest in bonds are subject to certain risks, including interest-rate risk, credit risk, and inflation risk. As interest rates rise, the prices of bonds fall. Long-term bonds are more exposed to interest-rate risk than short-term bonds. Unlike bonds, bond funds have ongoing fees and expenses. Capital gains, if any, are taxable for federal and, in most cases, state purposes. For some investors, investment income may be subject to the federal alternative minimum tax. Income from federally exempt funds may be subject to state and local taxes. The fund’s shares trade on a stock exchange at market prices, which may be higher or lower than the fund’s net asset value.

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Your fund’s performance

This section shows your fund’s performance for periods ended May 31, 2006, the end of its fiscal year. In accordance with regulatory requirements for mutual funds, we also include performance as of the most recent calendar quarter-end. Performance should always be considered in light of a fund’s investment strategy. Data represents past performance. Past performance does not guarantee future results. More recent returns may be less or more than those shown. Investment return, net asset value, and market price will fluctuate, and you may have a gain or a loss when you sell your shares.

Fund performance

Total return and comparative index results for periods ended 5/31/06

				Lipper General and
			Lehman	Insured Municipal
			Municipal	Funds (unleveraged
		Market	Bond	closed-end)
	NAV	price	Index	category average*

Annual average
Life of fund
(since 6/29/92)	6.71%	4.95%	6.15%	5.99%

10 years	80.89	62.17	78.16	71.14
Annual average	6.11	4.95	5.95	5.50

5 years	35.78	19.75	29.26	28.29
Annual average	6.31	3.67	5.27	5.10

3 years	15.09	11.84	9.97	13.78
Annual average	4.80	3.80	3.22	4.39

1 year	3.75	3.20	1.88	2.90

Performance assumes reinvestment of distributions and does not account for taxes.

Index and Lipper results should be compared to fund performance at net asset value. Lipper calculations for reinvested dividends may differ from actual performance.

* Over the 1-, 3-, 5-, and 10-year periods ended 5/31/06, there were 8 funds in this Lipper category.

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Fund price and distribution information For the 12-month period ended 5/31/06

Distributions

Number	12

Income[1]	$0.5382

Capital gains[2]	—

Total	$0.5382

Share value:	NAV	Market price
5/31/05	$14.16	$12.21

5/31/06	14.06	12.06

Current yield (end of period)
Current dividend rate[3]	3.82%	4.45%

Taxable equivalent[4]	5.88	6.85

1 For some investors, investment income may be subject to the federal alternative minimum tax. Income from federally exempt funds may be subject to state and local taxes.

2 Capital gains, if any, are taxable for federal and, in most cases, state purposes.

3 Most recent distribution, excluding capital gains, annualized and divided by NAV or market price at end of period.

4 Assumes maximum 35% federal tax rate for 2006. Results for investors subject to lower tax rates would not be as advantageous.

Fund performance for most recent calendar quarter

Total return for periods ended 6/30/06

	NAV	Market price

Annual average
Life of fund (since 6/29/92)	6.66%	5.00%

10 years	79.27	65.88
Annual average	6.01	5.19

5 years	34.47	19.33
Annual average	6.10	3.60

3 years	15.24	11.95
Annual average	4.84	3.83

1 year	3.00	2.45

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Your fund’s management

Your fund is managed by the members of the Putnam Tax Exempt Fixed-Income Team. David Hamlin is the Portfolio Leader, and Paul Drury, Susan McCormack, and James St. John are Portfolio Members of your fund. The Portfolio Leader and Portfolio Members coordinate the team’s management of the fund.

For a complete listing of the members of the Putnam Tax Exempt Fixed-Income Team, including those who are not Portfolio Leaders or Portfolio Members of your fund, visit Putnam’s Individual Investor Web site at www.putnam.com.

Fund ownership by the Portfolio Leader and Portfolio Members

The table below shows how much the fund’s current Portfolio Leader and Portfolio Members have invested in the fund (in dollar ranges). Information shown is as of May 31, 2006, and May 31, 2005.

			$1 –	$10,001 –	$50,001 –	$100,001 –	$500,001 –	$1,000,001
	Year	$0	$10,000	$50,000	$100,000	$500,000	$1,000,000	and over

David Hamlin	2006	*

Portfolio Leader	2005	*

Paul Drury	2006	*

Portfolio Member	2005	*

Susan McCormack	2006	*

Portfolio Member	2005	*

James St. John	2006	*

Portfolio Member	2005	*

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Fund manager compensation

The total 2005 fund manager compensation that is attributable to your fund is approximately $90,000. This amount includes a portion of 2005 compensation paid by Putnam Management to the fund managers listed in this section for their portfolio management responsibilities, calculated based on the fund assets they manage taken as a percentage of the total assets they manage. The compensation amount also includes a portion of the 2005 compensation paid to the Chief Investment Officer of the team and the Group Chief Investment Officer of the fund’s broader investment category for their oversight responsibilities, calculated based on the fund assets they oversee taken as a percentage of the total assets they oversee. This amount does not include compensation of other personnel involved in research, trading, administration, systems, compliance, or fund operations; nor does it include non-compensation costs. These percentages are determined as of the fund’s fiscal period-end. For personnel who joined Putnam Management during or after 2005, the calculation reflects annualized 2005 compensation or an estimate of 2006 compensation, as applicable.

Other Putnam funds managed by the Portfolio Leader and Portfolio Members

David Hamlin is the Portfolio Leader and Paul Drury, Susan McCormack, and James St. John are Portfolio Members for Putnam’s tax-exempt funds for the following states: Arizona, California, Florida, Massachusetts, Michigan, Minnesota, New Jersey, New York, Ohio, and Pennsylvania. The same group also manages Putnam AMT-Free Insured Municipal Fund, Putnam California Investment Grade Municipal Trust, Putnam High Yield Municipal Trust, Putnam Investment Grade Municipal Trust, Putnam Managed Municipal Income Trust, Putnam Municipal Bond Fund, Putnam Municipal Opportunities Trust, Putnam New York Investment Grade Municipal Trust, Putnam Tax Exempt Income Fund, and Putnam Tax-Free High Yield Fund.

David Hamlin, Paul Drury, Susan McCormack, and James St. John may also manage other accounts and variable trust funds advised by Putnam Management or an affiliate.

Changes in your fund’s Portfolio Leader and Portfolio Members

Your fund’s Portfolio Leader and Portfolio Members did not change during the year ended May 31, 2006.

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Fund ownership by Putnam’s Executive Board

The table below shows how much the members of Putnam’s Executive Board have invested in the fund (in dollar ranges). Information shown is as of May 31, 2006, and May 31, 2005.

			$1 –	$10,001 –	$50,001–	$100,001
	Year	$0	$10,000	$50,000	$100,000	and over

Philippe Bibi	2006	*

Chief Technology Officer	2005	*

Joshua Brooks	2006	*

Deputy Head of Investments	2005	*

William Connolly	2006	*

Head of Retail Management	N/A

Kevin Cronin	2006	*

Head of Investments	2005	*

Charles Haldeman, Jr.	2006		*

President and CEO	2005		*

Amrit Kanwal	2006	*

Chief Financial Officer	2005	*

Steven Krichmar	2006	*

Chief of Operations	2005	*

Francis McNamara, III	2006	*

General Counsel	2005	*

Richard Robie, III	2006	*

Chief Administrative Officer	2005	*

Edward Shadek	2006	*

Deputy Head of Investments	2005	*

Sandra Whiston	2006	*

Head of Institutional Management	N/A

N/A indicates the individual was not a member of Putnam's Executive Board as of 5/31/05.

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Terms and definitions

Important terms

Total return shows how the value of the fund’s shares changed over time, assuming you held the shares through the entire period and reinvested all distributions in the fund.

Net asset value (NAV) is the value of all your fund’s assets, minus any liabilities, divided by the number of outstanding shares.

Market price is the current trading price of one share of the fund. Market prices are set by transactions between buyers and sellers on exchanges such as the New York Stock Exchange and the American Stock Exchange.

Comparative indexes

JP Morgan Global High Yield Index is an unmanaged index of global high-yield fixed-income securities.

Lehman Aggregate Bond Index is an unmanaged index of U.S. investment-grade fixed-income securities.

Lehman Government Bond Index is an unmanaged index of U.S. Treasury and agency securities.

Lehman Municipal Bond Index is an unmanaged index of long-term fixed-rate investment-grade tax-exempt bonds.

Morgan Stanley Capital International (MSCI) EAFE Index is an unmanaged index of equity securities from developed countries in Western Europe, the Far East, and Australasia.

Russell 2000 Index is an unmanaged index of the 2,000 smallest companies in the Russell 3000 Index.

S&P 500 Index is an unmanaged index of common stock performance.

Indexes assume reinvestment of all distributions and do not account for fees. Securities and performance of a fund and an index will differ. You cannot invest directly in an index.

Lipper is a third-party industry-ranking entity that ranks mutual funds. Its rankings do not reflect sales charges. Lipper rankings are based on total return at net asset value relative to other funds that have similar current investment styles or objectives as determined by Lipper. Lipper may change a fund’s category assignment at its discretion. Lipper category averages reflect performance trends for funds within a category.

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Trustee approval of management contract

General conclusions

The Board of Trustees of the Putnam funds oversees the management of each fund and, as required by law, determines annually whether to approve the continuance of your fund’s management contract with Putnam Management. In this regard, the Board of Trustees, with the assistance of its Contract Committee consisting solely of Trustees who are not “interested persons” (as such term is defined in the Investment Company Act of 1940, as amended) of the Putnam funds (the “Independent Trustees”), requests and evaluates all information it deems reasonably necessary under the circumstances. Over the course of several months beginning in March and ending in June 2005, the Contract Committee met five times to consider the information provided by Putnam Management and other information developed with the assistance of the Board’s independent counsel and independent staff. The Contract Committee reviewed and discussed key aspects of this information with all of the Independent Trustees. Upon completion of this review, the Contract Committee recommended and the Independent Trustees approved the continuance of your fund’s management contract, effective July 1, 2005.

This approval was based on the following conclusions:

*	That the fee schedule currently in effect for your fund, subject to certain changes noted
below, represents reasonable compensation in light of the nature and quality of the services being provided to the fund, the fees paid by competitive funds and the costs incurred by
Putnam Management in providing such services, and
*	That such fee schedule represents an appropriate sharing between fund shareholders and
Putnam Management of such economies of scale as may exist in the management of the fund at current asset levels.

These conclusions were based on a comprehensive consideration of all information provided to the Trustees and were not the result of any single factor. Some of the factors that figured particularly in the Trustees’ deliberations and how the Trustees considered these factors are described below, although individual Trustees may have evaluated the information presented differently, giving different weights to various factors. It is also important to recognize that the fee arrangements for your fund and the other Putnam funds are the result of many years of review and discussion between the Independent Trustees and Putnam Management, that certain aspects of such arrangements may receive greater scrutiny in some years than others, and that the Trustees’ conclusions may be based, in part, on their consideration of these same arrangements in prior years.

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Model fee schedules and categories; total expenses

The Trustees’ review of the management fees and total expenses of the Putnam funds focused on three major themes:

* Consistency. The Trustees, working in cooperation with Putnam Management, have developed and implemented a series of model fee schedules for the Putnam funds designed to ensure that each fund’s management fee is consistent with the fees for similar funds in the Putnam family of funds and compares favorably with fees paid by competitive funds sponsored by other investment advisors. Under this approach, each Putnam fund is assigned to one of several fee categories based on a combination of factors, including competitive fees and perceived difficulty of management, and a common fee schedule is implemented for all funds in a given fee category. The Trustees reviewed the model fee schedules then in effect for the Putnam funds, including fee levels and breakpoints, and the assignment of each fund to a particular fee category under this structure. (“Breakpoints” refer to reductions in fee rates that apply to additional assets once specified asset levels are reached.)

Since their inception, Putnam’s closed-end funds have generally had management fees that are higher than those of Putnam’s open-end funds pursuing comparable investment strategies. These differences ranged from five to 20 basis points. The Trustees have reexamined this matter and recommended that these differences be conformed to a uniform five basis points. As a result, the Trustees approved a reduction in the management fees for your fund. Under the new fee schedule, the fund pays a quarterly fee to Putnam Management at the lower of the following rates:

(a) 0.55% of the fund’s average weekly assets (as described below under “Approval of
Amended and Restated Management Contract in July 2005”)
or
(b) 0.65% of the first $500 million of the fund’s average weekly assets (as described below under “Approval of Amended and Restated Management Contract in July 2005”);
0.55% of the next $500 million;
0.50% of the next $500 million;
0.45% of the next $5 billion;
0.425% of the next $5 billion;
0.405% of the next $5 billion;
0.39% of the next $5 billion; and
0.38% thereafter.

Based on net asset levels as of June 2005, the new fee schedule for your fund will result in lower management fees paid by common shareholders. The Trustees approved the new fee schedule for the funds effective as of January 1, 2006, in order to provide Putnam Management an opportunity to accommodate the impact on revenues in its budget process for the coming year.

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* Competitiveness. The Trustees also reviewed comparative fee and expense information for competitive funds, which indicated that, in a custom peer group of competitive funds selected by Lipper Inc., your fund ranked in the 99th percentile in management fees and in the 99th percentile in total expenses as of December 31, 2004 (the first percentile being the least expensive funds and the 100th percentile being the most expensive funds). The Trustees expressed their intention to monitor this information closely to ensure that fees and expenses of the Putnam funds continue to meet evolving competitive standards.

* Economies of scale. The Trustees concluded that the fee schedule currently in effect for your fund, which as of January 1, 2006 reflects the changes noted above, represents an appropriate sharing of economies of scale at current asset levels. The Trustees examined the existing breakpoint structure of the Putnam funds’ management fees in light of competitive industry practices. The Trustees considered various possible modifications to the Putnam funds’ current breakpoint structure, but ultimately concluded that the current breakpoint structure continues to serve the interests of fund shareholders. Accordingly, the Trustees continue to believe that the fee schedules currently in effect for the funds, taking into account the changes noted above, represent an appropriate sharing of economies of scale at current asset levels.

In connection with their review of the management fees and total expenses of the Putnam funds, the Trustees also reviewed the costs of the services to be provided and profits to be realized by Putnam Management and its affiliates from the relationship with the funds. This information included trends in revenues, expenses and profitability of Putnam Management and its affiliates relating to the investment management and distribution services provided to the funds. In this regard, the Trustees also reviewed an analysis of Putnam Management’s revenues, expenses and profitability with respect to the funds’ management contracts, allocated on a fund-by-fund basis.

Investment performance

The quality of the investment process provided by Putnam Management represented a major factor in the Trustees’ evaluation of the quality of services provided by Putnam Management under your fund’s management contract. The Trustees were assisted in their review of the funds’ investment process and performance by the work of the Investment Oversight Committees of the Trustees, which meet on a regular monthly basis with the funds’ portfolio teams throughout the year. The Trustees concluded that Putnam Management generally provides a high-quality investment process — as measured by the experience and skills of the individuals assigned to the management of fund portfolios, the resources made available to such personnel, and in general the ability of Putnam Management to attract and retain high-quality personnel — but also recognize that this does not guarantee favorable investment results for every fund in every time period. The Trustees considered the investment performance of each fund over multiple time periods and considered information comparing the fund’s performance with various benchmarks and with the performance of competitive funds. The Trustees noted the satisfactory investment

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performance of many Putnam funds. They also noted the disappointing investment performance of certain funds in recent years and continued to discuss with senior management of Putnam Management the factors contributing to such underperformance and actions being taken to improve performance. The Trustees recognized that, in recent years, Putnam Management has made significant changes in its investment personnel and processes and in the fund product line to address areas of underperformance. The Trustees indicated their intention to continue to monitor performance trends to assess the effectiveness of these changes and to evaluate whether additional remedial changes are warranted.

In the case of your fund, the Trustees considered that your fund’s common share cumulative total return performance at net asset value was in the following percentiles of its Lipper Inc. peer group (Lipper General and Insured Municipal Debt Funds (unleveraged closed-end); compared using tax-adjusted performance to recognize the different federal income tax treatment for capital gains distributions and exempt-interest distributions) for the one-, three-, and five-year periods ended December 31, 2004 (the first percentile being the best-performing funds and the 100th percentile being the worst-performing funds):

One-year period	Three-year period	Five-year period

70th	44th	33rd

(Because of the passage of time, these performance results may differ from the performance results for more recent periods shown elsewhere in this report. Over the one-, three-, and five-year periods ended December 31, 2004, there were 9, 8, and 8 funds, respectively, in your fund’s Lipper peer group.* Past performance is no guarantee of future performance.)

As a general matter, the Trustees believe that cooperative efforts between the Trustees and Putnam Management represent the most effective way to address investment performance problems. The Trustees believe that investors in the Putnam funds have, in effect, placed their trust in the Putnam organization, under the oversight of the funds’ Trustees, to make appropriate decisions regarding the management of the funds. Based on the responsiveness of Putnam Management in the recent past to Trustee concerns about investment performance, the Trustees believe that it is preferable to seek change within Putnam Management to address performance shortcomings. In the Trustees’ view, the alternative of terminating a management contract and engaging a new investment advisor for an underperforming fund would entail significant disruptions and would not provide any greater assurance of improved investment performance.

* The percentile rankings for your fund’s common share annualized total return performance in the Lipper General and Insured Municipal Debt Funds (unleveraged closed-end) category for the one-, five-, and ten-year periods ended June 30, 2006, were 12%, 23%, and 34%, respectively. Over the one-, five-, and ten-year periods ended June 30, 2006, the fund ranked lst out of 8, 2nd out of 8 and 3rd out of 8 funds, respectively. Note that this more recent information was not available when the Trustees approved the continuance of your fund’s management contract.

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Brokerage and soft-dollar allocations; other benefits

The Trustees considered various potential benefits that Putnam Management may receive in connection with the services it provides under the management contract with your fund. These include principally benefits related to brokerage and soft-dollar allocations, whereby a portion of the commissions paid by a fund for brokerage is earmarked to pay for research services that may be utilized by a fund’s investment advisor, subject to the obligation to seek best execution. The Trustees believe that soft-dollar credits and other potential benefits associated with the allocation of fund brokerage, which pertains mainly to funds investing in equity securities, represent assets of the funds that should be used for the benefit of fund shareholders. This area has been marked by significant change in recent years. In July 2003, acting upon the Contract Committee’s recommendation, the Trustees directed that allocations of brokerage to reward firms that sell fund shares be discontinued no later than December 31, 2003. In addition, commencing in 2004, the allocation of brokerage commissions by Putnam Management to acquire research services from third-party service providers has been significantly reduced, and continues at a modest level only to acquire research that is customarily not available for cash. The Trustees will continue to monitor the allocation of the funds’ brokerage to ensure that the principle of “best price and execution” remains paramount in the portfolio trading process.

The Trustees’ annual review of your fund’s management contract also included the review of your fund’s custodian and investor servicing agreements which provide benefits to Putnam Fiduciary Trust Company, an affiliate of Putnam Management.

Comparison of retail and institutional fee schedules

The information examined by the Trustees as part of their annual contract review has included for many years information regarding fees charged by Putnam Management and its affiliates to institutional clients such as defined benefit pension plans, college endowments, etc. This information included comparison of such fees with fees charged to the funds, as well as a detailed assessment of the differences in the services provided to these two types of clients. The Trustees observed, in this regard, that the differences in fee rates between institutional clients and the mutual funds are by no means uniform when examined by individual asset sectors, suggesting that differences in the pricing of investment management services to these types of clients reflect to a substantial degree historical competitive forces operating in separate market places. The Trustees considered the fact that fee rates across all asset sectors are higher on average for mutual funds than for institutional clients, as well as the differences between the services that Putnam Management provides to the Putnam funds and those that it provides to institutional clients of the firm, but have not relied on such comparisons to any significant extent in concluding that the management fees paid by your fund are reasonable.

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Approval of amended and restated management contract in July 2005

In July 2005, the Trustees, including the Independent Trustees of your fund, approved an amendment to your fund’s management contract to take into account investment leverage in calculating management fees. The Trustees, including a majority of the Independent Trustees, have concluded that it would be in the best interest of your fund and its common shareholders to compensate Putnam Management on the basis of its “average weekly assets,” rather than its net assets. “Average weekly assets” is defined as the difference (as measured on a weekly basis) between the fund’s total assets (including assets attributable to leverage for investment purposes) and its total liabilities (excluding liabilities attributable to leverage for investment purposes). This formulation effectively allows for Putnam Management to receive management fees on leveraged assets. The fund may engage in investment leverage through borrowing or the issuance of preferred shares. In the course of their evaluation, the Trustees considered the benefit to your fund from the additional investment management services that Putnam Management would perform in connection with a leveraged investment strategy, as well as the amount of compensation Putnam Management would receive under the proposed fee structure.

The Trustees noted that the proposed amendment would align the fee arrangements for your fund with those of other closed-end Putnam funds that currently engage in leverage for investment purposes. Furthermore, the Trustees were advised by Putnam Management that it is a customary and widespread practice in the closed-end fund industry to structure leveraged products in a manner that compensates advisors for their management of the assets acquired through leverage.

In evaluating the incentives and potential conflicts of interest created by an average weekly assets-based fee, the Trustees considered that the asset coverage restrictions under the 1940 Act, as well as other legal requirements, limit the extent to which a manager can expose a fund to additional risk through leverage. Furthermore, the Trustees considered the advantages of a management fee reduction mechanism that is included in the amended contract, which reduces the management fee dollar for dollar (subject to a specified maximum reduction) where the costs of carrying investment leverage outweigh the benefits (in terms of net income and short-term capital gains) to common shareholders from managing additional assets. In the event that your fund actually engages in leverage, the Trustees will have the opportunity, through regular reports from Putnam Management prepared in connection with the fee reduction mechanism described above, to continue monitoring the conflict of interest between Putnam Management and your fund.

Shareholders of your fund approved the amended and restated management contract at a meeting on December 27, 2005 (which was an adjournment of the fund’s annual meeting originally held on October 28, 2005).

24

Other information for shareholders

Important notice regarding share repurchase program

In October 2005, the Trustees of your fund authorized Putnam Investments to implement a repurchase program on behalf of your fund, which would allow your fund to repurchase up to 5% of its outstanding shares over the 12 months ending October 6, 2006. In March 2006, the Trustees approved an increase in this repurchase program to allow the fund to repurchase a total of up to 10% of its outstanding shares over the same period.

Putnam’s policy on confidentiality

In order to conduct business with our shareholders, we must obtain certain personal information such as account holders’ addresses, telephone numbers, Social Security numbers, and the names of their financial advisors. We use this information to assign an account number and to help us maintain accurate records of transactions and account balances. It is our policy to protect the confidentiality of your information, whether or not you currently own shares of our funds, and in particular, not to sell information about you or your accounts to outside marketing firms. We have safeguards in place designed to prevent unauthorized access to our computer systems and procedures to protect personal information from unauthorized use. Under certain circumstances, we share this information with outside vendors who provide services to us, such as mailing and proxy solicitation. In those cases, the service providers enter into confidentiality agreements with us, and we provide only the information necessary to process transactions and perform other services related to your account. We may also share this information with our Putnam affiliates to service your account or provide you with information about other Putnam products or services. It is also our policy to share account information with your financial advisor, if you’ve listed one on your Putnam account. If you would like clarification about our confidentiality policies or have any questions or concerns, please don’t hesitate to contact us at 1-800-225-1581, Monday through Friday, 8:30 a.m. to 7:00 p.m., or Saturdays from 9:00 a.m. to 5:00 p.m. Eastern Time.

Proxy voting

Putnam is committed to managing our mutual funds in the best interests of our shareholders. The Putnam funds’ proxy voting guidelines and procedures, as well as information regarding how your fund voted proxies relating to portfolio securities during the 12-month period ended June 30, 2005, are available on the Putnam Individual Investor Web site, www.putnam.com/individual, and on the SEC’s Web site, www.sec.gov. If you have questions about finding forms on the SEC’s Web site, you may call the SEC at 1-800-SEC-0330. You may also obtain the Putnam funds’ proxy voting guidelines and procedures at no charge by calling Putnam’s Shareholder Services at 1-800-225-1581.

25

Fund portfolio holdings

The fund will file a complete schedule of its portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. Shareholders may obtain the fund’s Forms N-Q on the SEC’s Web site at www.sec.gov. In addition, the fund’s Forms N-Q may be reviewed and copied at the SEC’s Public Reference Room in Washington, D.C. You may call the SEC at 1-800-SEC-0330 for information about the SEC’s Web site or the operation of the Public Reference Room.

26

Financial statements

A guide to financial statements

These sections of the report, as well as the accompanying Notes, preceded by the Report of Independent Registered Public Accounting Firm, constitute the fund’s financial statements.

The fund’s portfolio lists all the fund’s investments and their values as of the last day of the reporting period. Holdings are organized by asset type and industry sector, country, or state to show areas of concentration and diversification.

Statement of assets and liabilities shows how the fund’s net assets and share price are determined. All investment and noninvestment assets are added together. Any unpaid expenses and other liabilities are subtracted from this total. The result is divided by the number of shares to determine the net asset value per share. (For funds with preferred shares, the amount subtracted from total assets includes the liquidation preference of preferred shares.)

Statement of operations shows the fund’s net investment gain or loss. This is done by first adding up all the fund’s earnings — from dividends and interest income — and subtracting its operating expenses to determine net investment income (or loss). Then, any net gain or loss the fund realized on the sales of its holdings — as well as any unrealized gains or losses over the period — is added to or subtracted from the net investment result to determine the fund’s net gain or loss for the fiscal year.

Statement of changes in net assets shows how the fund’s net assets were affected by the fund’s net investment gain or loss, by distributions to shareholders, and by changes in the number of the fund’s shares. It lists distributions and their sources (net investment income or realized capital gains) over the current reporting period and the most recent fiscal year-end. The distributions listed here may not match the sources listed in the Statement of operations because the distributions are determined on a tax basis and may be paid in a different period from the one in which they were earned.

Financial highlights provide an overview of the fund’s investment results, per-share distributions, expense ratios, net investment income ratios, and portfolio turnover in one summary table, reflecting the five most recent reporting periods. In a semiannual report, the highlight table also includes the current reporting period.

27

Report of Independent Registered Public Accounting Firm

The Board of Trustees and Shareholders Putnam Tax-Free Health Care Fund:

We have audited the accompanying statement of assets and liabilities of Putnam Tax-Free Health Care Fund, including the fund’s portfolio, as of May 31, 2006, and the related statement of operations for the year then ended, the statements of changes in net assets for each of the two years in the period then ended and the financial highlights for each of the five years in the period then ended. These financial statements and financial highlights are the responsibility of the Fund’s management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of May 31, 2006 by correspondence with the custodian and brokers or by other appropriate auditing procedures. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Putnam Tax-Free Health Care Fund as of May 31, 2006, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the five years in the period then ended in conformity with U.S. generally accepted accounting principles.

Boston, Massachusetts July 7, 2006

28

The fund’s portfolio 5/31/06

Key to abbreviations

AMBAC AMBAC Indemnity Corporation	FSA Financial Security Assurance

COP Certificate of Participation	GNMA Coll. Government National Mortgage
Association Collateralized
FGIC Financial Guaranty Insurance Company
G.O. Bonds General Obligation Bonds
FHA Insd. Federal Housing Administration Insured
MBIA MBIA Insurance Company
FHLMC Coll. Federal Home Loan Mortgage
Corporation Collateralized	U.S. Govt. Coll. U.S. Government Collateralized

FNMA Coll. Federal National Mortgage Association	VRDN Variable Rate Demand Notes
Collateralized

MUNICIPAL BONDS AND NOTES (99.3%)*

	Rating **	Principal amount	Value

Alabama (0.1%)
Sylacauga, Hlth. Care Auth. Rev. Bonds
(Coosa Valley Med. Ctr.), Ser. A, 6s, 8/1/35	B/P	$250,000	$254,878

Arizona (2.1%)
AZ Hlth. Fac. Auth. Hosp. Syst. Rev. Bonds
(John C. Lincoln Hlth. Network), 6 7/8s,
12/1/20 (Prerefunded)	BBB	600,000	686,154
Casa Grande, Indl. Dev. Auth. Rev. Bonds
(Casa Grande Regl. Med. Ctr.), Ser. A,
7 5/8s, 12/1/29	B+/P	600,000	662,382
Glendale, Indl. Dev. Auth. Rev. Bonds
(John C. Lincoln Hlth.), Ser. B, 5 1/4s, 12/1/19	BBB	500,000	519,690
Maricopa Cnty., School Dist. G.O. Bonds
(No. 006 Washington Elementary), Ser. B,
FSA, 5 3/8s, 7/1/13	Aaa	490,000	533,649
Scottsdale, Indl. Dev. Auth. Hosp. Rev.
Bonds (Scottsdale Hlth. Care), 5.8s, 12/1/31	A3	975,000	1,033,910
Yavapai Cnty., Indl. Dev. Auth. Rev. Bonds
(Yavapai Regl. Med. Ctr.), Ser. A, 6s, 8/1/33	Baa2	500,000	527,885
			3,963,670

Arkansas (0.9%)
AR State Hosp. Dev. Fin. Auth. Rev. Bonds
(Washington Regl. Med. Ctr.), 7 3/8s,
2/1/29 (Prerefunded)	Baa2	1,000,000	1,121,600
Washington Cnty., Hosp. Rev. Bonds (Regl.
Med. Ctr.), Ser. B, 5s, 2/1/11	Baa2	500,000	514,170
			1,635,770

29

MUNICIPAL BONDS AND NOTES (99.3%)* continued

	Rating **	Principal amount	Value

California (4.6%)
CA Hlth. Fac. Fin. Auth. Rev. Bonds
(Cedars Sinai Med. Ctr.), 5s, 11/15/15	A3	$250,000	$262,075
CA State Dept. of Wtr. Resources Rev.
Bonds, Ser. A, 5 1/4s, 5/1/20 (Prerefunded)	Aaa	1,100,000	1,198,527
CA Statewide Cmnty. Dev. Auth. Mandatory
Put Bonds (Kaiser Permanente), Ser. C,
3.85s, 6/1/12	A+	1,750,000	1,711,518
CA Statewide Cmnty. Dev. Auth. Rev. Bonds
(Huntington Memorial Hosp.), 5s, 7/1/21	A+	1,250,000	1,300,813
Corona, COP (Vista Hosp. Syst.), zero %,
7/1/20 (In default) † (F)	D/P	4,000,000	44,000
Delano, COP (Delano Regl. Med. Ctr.),
5.6s, 1/1/26	BBB-	500,000	503,400
Duarte, COP, Ser. A, 5 1/4s, 4/1/31	Baa1	300,000	304,053
Rancho Mirage, JT Powers Fin. Auth. Rev.
Bonds (Eisenhower Med. Ctr.), 5 7/8s, 7/1/26	A3	1,600,000	1,713,920
Riverside Cnty., Asset Leasing Corp.
Leasehold Rev. Bonds (Riverside Cnty.
Hosp.), MBIA, zero %, 6/1/25	Aaa	4,000,000	1,540,120
San Diego, Assn. of Bay Area Governments
Fin. Auth. For Nonprofit Corps. Rev. Bonds
(San Diego Hosp.), Ser. A, 6 1/8s, 8/15/20	Baa1	250,000	268,590
			8,847,016

Colorado (3.7%)
CO Hlth. Fac. Auth. Rev. Bonds
(Hosp. Impt. - NCMC, Inc.), FSA, 5 3/4s,
5/15/19 (Prerefunded)	Aaa	3,000,000	3,196,080
(Evangelical Lutheran), 5s, 6/1/16	A3	1,000,000	1,027,710
CO Springs, Hosp. Rev. Bonds
6 3/8s, 12/15/30 (Prerefunded)	A3	620,000	691,604
6 3/8s, 12/15/30	A3	630,000	684,117
Denver, Hlth. & Hosp. Auth. Hlth. Care
Rev. Bonds, Ser. A, 5 3/8s, 12/1/28	BBB	1,500,000	1,499,010
			7,098,521

Connecticut (0.4%)
CT State Dev. Auth. 1st. Mtg. Gross Rev.
Hlth. Care Rev. Bonds (Elim Street Park
Baptist, Inc.), 5.85s, 12/1/33	BBB+	750,000	782,280

District of Columbia (0.7%)
DC Tobacco Settlement Fin. Corp. Rev. Bonds
6 3/4s, 5/15/40	BBB	460,000	496,372
6 1/4s, 5/15/24	BBB	710,000	752,394
			1,248,766

30

MUNICIPAL BONDS AND NOTES (99.3%)* continued

	Rating **	Principal amount	Value

Florida (2.9%)
Highlands Cnty., Hlth. Fac. Auth. Rev. Bonds
(Adventist Sunbelt), Ser. A, 6s,
11/15/31 (Prerefunded)	A2	$1,000,000	$1,114,360
(Adventist Hlth.), Ser. A, 5s, 11/15/23	A+	500,000	510,555
Lee Cnty., Indl. Dev. Auth. Hlth. Care
Fac. Rev. Bonds (Cypress Cove Hlth. Pk.),
Ser. A, 6 3/8s, 10/1/25	BB-/P	1,000,000	1,021,890
Miami Beach, Hlth. Fac. Auth. Hosp. Rev.
Bonds (Mount Sinai Med. Ctr.), Ser. A,
6.8s, 11/15/31	Ba1	500,000	551,285
Orange Cnty., Hlth. Fac. Auth. Rev. Bonds
(Orlando Regl. Hlth. Care), 5 3/4s,
12/1/32 (Prerefunded)	A2	1,340,000	1,481,718
South Miami, Hlth. Fac. Auth. Rev. Bonds
(Baptist Hlth.), 5 1/4s, 11/15/33	Aa3	750,000	769,845
			5,449,653

Georgia (0.9%)
Forsyth Cnty., Hosp. Auth. Rev. Bonds
(Baptist Hlth. Care Syst.), U.S. Govt.
Coll., 6 1/4s, 10/1/18 (Prerefunded)	AAA	1,000,000	1,133,570
GA Muni. Elec. Pwr. Auth. Rev. Bonds,
Ser. Y, AMBAC, U.S. Govt. Coll., 6.4s,
1/1/13 (Prerefunded)	Aaa	110,000	122,933
Savannah, Econ. Dev. Auth. Poll. Control
Rev. Bonds (Intl. Paper Co.), Ser. A,
5.1s, 8/1/14	BBB	500,000	508,640
			1,765,143

Hawaii (0.7%)
HI State Hsg. & Cmnty. Dev. Corp. Rev.
Bonds (Single Fam. Mtge.), Ser. B
3.7s, 1/1/22	Aaa	900,000	889,344
3.2s, 1/1/09	Aaa	405,000	398,475
			1,287,819

Idaho (0.4%)
ID Hsg. & Fin. Assn. Rev. Bonds (Single
Fam. Mtge.), Ser. C-2, FHA Insd., 5.15s, 7/1/29	Aaa	750,000	761,378

Illinois (4.1%)
IL Hlth. Fac. Auth. Rev. Bonds
(Children’s Memorial Hosp.), Ser. A,
AMBAC, 5 3/4s, 8/15/25 (Prerefunded)	Aaa	2,000,000	2,136,380
(West Suburban Hosp.), Ser. A, 5 3/4s,
7/1/15 (Prerefunded)	A1	1,000,000	1,066,120
(Hosp. Sisters Svcs., Inc.), Ser. A, MBIA,
5 1/4s, 6/1/08	Aaa	4,000,000	4,112,400

31

MUNICIPAL BONDS AND NOTES (99.3%)* continued

	Rating **	Principal amount	Value

Illinois continued
IL Hsg. Dev. Auth. Rev. Bonds (Homeowner
Mtge.), Ser. C-1
3.45s, 2/1/11	Aa2	$200,000	$196,402
3 3/8s, 8/1/10	Aa2	290,000	283,379
			7,794,681

Indiana (3.0%)
IN Hlth. Fac. Fin. Auth. Rev. Bonds
(Cmnty. Hosp.), Ser. A, AMBAC, 5s, 5/1/24	AAA	3,000,000	3,097,830
IN Hlth. Fac. Fin. Auth. Hosp. Rev. Bonds
(St. Francis), Ser. A, MBIA
5 3/8s, 11/1/27 (Prerefunded)	Aaa	700,000	730,464
5 3/8s, 11/1/27 (Prerefunded)	Aaa	300,000	313,056
Jasper Hosp. Auth. Rev. Bonds (Memorial
Hosp.), 5 1/2s, 11/1/32	AA	500,000	519,360
Rockport, Poll. Control Mandatory Put
Bonds (Indiana Michigan Pwr. Co.),
Ser. C, 2 5/8s, 10/1/06	Baa2	1,000,000	993,850
			5,654,560

Iowa (1.7%)
IA Fin. Auth. Hlth. Care Fac. Rev. Bonds
(Care Initiatives), 9 1/4s, 7/1/25	BBB-/P	1,450,000	1,717,279
(Genesis Med Ctr), 6 1/4s, 7/1/25	A1	1,500,000	1,605,825
			3,323,104

Kansas (1.4%)
Lenexa, Hlth. Care Rev. Bonds
(LakeView Village), Ser. C, 6 7/8s, 5/15/32	BB+	500,000	535,830
Olathe, Hlth. Fac. VRDN (Olathe Med.
Ctr.), Ser. A, AMBAC, 3.58s, 9/1/32	A-1+	2,115,000	2,115,000
			2,650,830

Kentucky (0.6%)
KY Econ. Dev. Fin. Auth. Hlth. Syst. Rev.
Bonds (Norton Healthcare, Inc.), Ser. A,
6 5/8s, 10/1/28	BBB+/F	1,130,000	1,220,118

Louisiana (2.0%)
LA Local Govt. Env. Fac. Cmnty. Dev. Auth.
Rev. Bonds (St. James Place), Ser. A, 7s, 11/1/20	B-/P	690,000	700,447
LA Pub. Fac. Auth. Rev. Bonds
(Baton Rouge), MBIA
5s, 7/1/09	Aaa	2,010,000	2,075,727
5s, 1/1/09	Aaa	935,000	960,834
			3,737,008

32

MUNICIPAL BONDS AND NOTES (99.3%)* continued

	Rating **	Principal amount	Value

Maine (2.0%)
ME Hlth. & Higher Edl. Fac. Auth.
Rev. Bonds
Ser. C, FSA, 5 3/4s, 7/1/30	Aaa	$1,500,000	$1,598,220
Ser. B, FSA, 4.6s, 7/1/09	Aaa	2,230,000	2,280,554
			3,878,774

Maryland (0.3%)
MD State Hlth. & Higher Edl. Fac. Auth.
Rev. Bonds
(Medstar Hlth.), 5 3/4s, 8/15/14	Baa1	345,000	374,749
(Peninsula Regl. Med. Ctr.), 5s, 7/1/16	A2	225,000	237,947
			612,696

Massachusetts (5.0%)
MA State Hlth. & Edl. Fac. Auth. Rev. Bonds
(Civic Investments/HPHC), Ser. A,
9s, 12/15/15	BBB-/P	750,000	904,688
(Jordan Hosp.), Ser. E, 6 3/4s, 10/1/33	BBB-	750,000	814,365
(UMass Memorial), Ser. C, 6 5/8s, 7/1/32	Baa2	250,000	273,250
(UMass Memorial), Ser. C, 6 1/2s, 7/1/21	Baa2	900,000	980,361
(Berkshire Hlth. Syst.), Ser. E, 6 1/4s, 10/1/31	BBB+	1,000,000	1,056,270
(Hlth. Care Syst. Covenant Hlth.), Ser. E,
6s, 7/1/31	A	1,350,000	1,452,398
(Baystate Med. Ctr.), Ser. F, 5.7s, 7/1/27	A1	1,000,000	1,041,540
(Milton Hosp.), Ser. C, 5 1/2s, 7/1/16	BBB-	350,000	358,369
(Milton Hosp.), Ser. C, 5 1/2s, 7/1/09	BBB-	1,135,000	1,163,591
(UMass Memorial), Ser. D, 5s, 7/1/33	Baa2	500,000	496,315
(Partners Healthcare Syst.), Ser. F, 5s, 7/1/22	Aa3	1,000,000	1,037,630
			9,578,777

Michigan (4.7%)
Flint, Hosp. Bldg. Auth. Rev. Bonds
(Hurley Med. Ctr.), 6s, 7/1/20	Baa3	125,000	128,910
Garden City, Hosp. Fin. Auth. Rev. Bonds
(Garden City Hosp. OB Group), Ser. A,
5 3/4s, 9/1/17	Ba1	1,000,000	976,480
Kalamazoo, Hosp. Fin. Auth. Fac. Rev.
Bonds (Bronson Methodist Hosp.), Ser. A,
MBIA, 5s, 10/15/08	Aaa	2,000,000	2,055,440
MI State Hosp. Fin. Auth. Rev. Bonds
(Holland Cmnty. Hosp.), Ser. A, FGIC,
5 3/4s, 1/1/21	A2	1,250,000	1,333,588
(Sparrow Hosp.), 5 5/8s, 11/15/31	A1	2,000,000	2,087,100
(Oakwood Oblig. Group), 5 1/2s, 11/1/17	A2	1,000,000	1,064,290
(Chelsea Cmnty. Hosp. Oblig.), 5s, 5/15/25	BBB	500,000	495,755
MI State Hsg. Dev. Auth. Rev. Bonds,
Ser. A, 3.9s, 6/1/30	Aaa	770,000	764,980
			8,906,543

33

MUNICIPAL BONDS AND NOTES (99.3%)* continued

	Rating **	Principal amount	Value

Minnesota (1.1%)
Bemidji, Hosp. Fac. Rev. Bonds (First
Mtge.-North Country Hlth.), 5 5/8s, 9/1/21	A	$500,000	$511,735
MN Agricultural & Econ. Dev. Board Rev.
Bonds (Evangelical Lutheran), 6s, 2/1/27	A3	750,000	801,330
St. Paul, Hsg. & Redev. Auth. Hosp. Rev.
Bonds (Hlth. East), 6s, 11/15/25	Baa3	250,000	269,800
Winona, Hlth. Care Fac. Rev. Bonds,
Ser. A, 6s, 7/1/34	BBB-	500,000	521,390
			2,104,255

Mississippi (0.2%)
MS Home Corp. Rev. Bonds (Single Fam.
Mtge.), Ser. B-2, GNMA Coll., FNMA Coll.,
6.45s, 12/1/33	Aaa	370,000	386,632

Missouri (4.5%)
MO Hsg. Dev. Comm. Rev. Bonds
(Home Ownership), Ser. D, GNMA Coll.,
FNMA Coll., 5.55s, 9/1/34	Aaa	745,000	766,307
MO State Hlth. & Edl. Fac. Auth. Rev.
Bonds (BJC Hlth. Syst.), 5 1/4s, 5/15/32	Aa2	1,500,000	1,551,045
MO State Hlth. & Edl. Fac. Auth. VRDN (Cox
Hlth. Syst.), AMBAC, 3.62s, 6/1/22	VMIG1	4,500,000	4,500,000
MO State Hsg. Dev. Comm. Mtge. Rev. Bonds
(Single Fam. Homeowner Loan)
Ser. B-1, GNMA Coll., FNMA Coll.,
7.45s, 9/1/31	AAA	445,000	465,385
Ser. A-2, GNMA Coll., 6.3s, 3/1/30	AAA	370,000	384,412
Ser. C, GNMA Coll., FNMA Coll.,
5.6s, 9/1/35	AAA	500,000	529,065
MO State Hsg. Dev. Comm. Single Fam. Mtge.
Rev. Bonds (Home Ownership Loan),
Ser. A-1, GNMA Coll., FNMA Coll.,
6 3/4s, 3/1/34	AAA	435,000	438,167
			8,634,381

New Hampshire (3.1%)
NH Higher Edl. & Hlth. Fac. Auth. Rev. Bonds
(Rivermead at Peterborough), 5 3/4s, 7/1/28	BB/P	1,000,000	1,004,230
(Lakes Region Hosp. Assn.), 5 3/4s, 1/1/08	BBB-/P	250,000	252,640
NH Hlth. and Edl. Fac. Auth. Hosp. Rev.
Bonds (Concord Hosp.), FGIC, 5s, 10/1/24	Aaa	2,900,000	3,005,647
NH State Bus. Fin. Auth. Rev. Bonds (Alice
Peck Day Hlth. Syst.), Ser. A, 7s, 10/1/29	BBB-/P	900,000	931,905
NH State Bus. Fin. Auth. Poll. Control
Rev. Bonds, 3 1/2s, 7/1/27	Baa2	650,000	628,895
			5,823,317

34

MUNICIPAL BONDS AND NOTES (99.3%)* continued

	Rating **	Principal amount	Value

New Jersey (3.0%)
NJ Econ. Dev. Auth. Rev. Bonds
(Cranes Mill), Ser. A, 7 1/2s,
2/1/27 (Prerefunded)	Aaa	$500,000	$522,355
(Cedar Crest Vlg., Inc.), Ser. A,
7 1/4s, 11/15/31	BB-/P	1,000,000	1,079,970
NJ Hlth. Care Fac. Fin. Auth. Rev. Bonds
(Trinitas Hosp. Oblig. Group), 7 1/2s, 7/1/30	Baa3	750,000	824,985
Ser. A, AMBAC, 6s, 7/1/12	Aaa	2,000,000	2,219,380
NJ State Rev. Bonds (Trans. Syst.),
Ser. C, AMBAC, zero %, 12/15/24	Aaa	2,400,000	980,544
			5,627,234

New Mexico (1.3%)
NM Mtge. Fin. Auth. Rev. Bonds (Single
Fam. Mtge.), Ser. D-2, GNMA Coll., FNMA
Coll., FHLMC Coll., 5.64s, 9/1/33	AAA	440,000	455,176
U. of NM Rev. Bonds (Hosp. Mtg.), FSA, FHA
Insd., 5s, 1/1/24	Aaa	2,000,000	2,057,440
			2,512,616

New York (9.5%)
Livingston Cnty., Indl. Dev. Agcy. Civic
Fac. Rev. Bonds (Nicholas H. Noyes
Memorial Hosp.)
5 3/4s, 7/1/15	BB	305,000	315,489
5s, 7/1/10	BB	195,000	195,491
Nassau Cnty., Indl. Dev. Agcy. Rev. Bonds
(North Shore Hlth. Syst.), Ser. C,
5 5/8s, 11/1/10	A3	615,000	633,973
NY City, G.O. Bonds
Ser. J/J-1, 5s, 6/1/21	AA-	250,000	259,355
Ser. I-1, 5s, 4/1/19	AA-	200,000	208,502
NY City, Indl. Dev. Agcy. Civic Fac. Rev.
Bonds (Staten Island U. Hosp.), Ser. A,
6 3/8s, 7/1/31	B2	640,000	650,726
NY State Dorm. Auth. Rev. Bonds
(Winthrop-U. Hosp. Assn.), Ser. A,
5 1/2s, 7/1/32	Baa1	600,000	621,276
(Winthrop Nassau U.), 5 1/2s, 7/1/23	Baa1	750,000	773,880
Ser. B, 5 1/4s, 11/15/29	Aaa	1,000,000	1,073,730
(Hosp. Insd. Mtg.), Ser. A, FSA,
5 1/4s, 8/15/12	Aaa	6,000,000	6,441,600
(Albany), Ser. A-1, FSA, FHA Insd.,
5s, 2/15/14	Aaa	2,475,000	2,630,653
(Mt. Sinai NYU Hlth.), Ser. C, 5s, 7/1/11	Ba1	500,000	506,160
Orange Cnty., Indl. Dev. Agcy. Rev. Bonds
(Arden Hill Care Ctr. Newburgh), Ser. C,
7s, 8/1/31	BB-/P	750,000	782,850

35

MUNICIPAL BONDS AND NOTES (99.3%)* continued

	Rating **	Principal amount	Value

New York continued
Saratoga Cnty., Indl. Dev. Agcy. Civic
Fac. Rev. Bonds (Saratoga Hosp.), Ser. A,
5s, 12/1/13	BBB+	$370,000	$379,520
Suffolk Cnty., Indl. Dev. Agcy. Cont. Care
Retirement Rev. Bonds (Jefferson’s
Ferry), Ser. A, 7 1/4s, 11/1/28 (Prerefunded)	BBB-	1,000,000	1,128,840
Westchester, Tobacco Asset
Securitization Corp. Rev. Bonds, 5s, 6/1/26	BBB	1,000,000	982,630
Yonkers, Indl. Dev. Agcy. Civic Fac. Rev.
Bonds (St. John’s Riverside Hosp.),
Ser. A, 7 1/8s, 7/1/31	BB	500,000	520,465
			18,105,140

North Carolina (1.1%)
NC Med. Care Comm. Retirement Fac.
Rev. Bonds
(First Mtge. -Givens Estates), Ser. A,
6 1/2s, 7/1/32	BB-/P	750,000	785,880
(First Mtge. United Methodist), Ser. C,
5 1/4s, 10/1/24	BB+/P	250,000	251,630
NC State Muni. Pwr. Agcy. Rev. Bonds
(No. 1, Catawba Elec.), Ser. B, 6 1/2s, 1/1/20	A3	1,000,000	1,089,000
			2,126,510

North Dakota (0.6%)
Grand Forks, Hlth. Care Syst. Rev. Bonds
(Altru Hlth. Syst. Oblig. Group), 7 1/8s, 8/15/24	Baa2	1,000,000	1,102,290

Ohio (2.0%)
Cuyahoga Cnty., Rev. Bonds, Ser. A, 6s, 1/1/32	Aa3	1,250,000	1,371,175
Lorain Cnty., Hosp. Rev. Bonds (Catholic
Hlth. Care Refurbish & Impt.), Ser. A,
5 1/4s, 10/1/33	Aa3	750,000	772,448
Montgomery Cnty., Hosp. Rev. Bonds
(Kettering Med. Ctr.), 6 3/4s,
4/1/22 (Prerefunded)	A2	1,000,000	1,115,270
OH State Wtr. Dev. Auth. Poll. Control
Fac. Rev. Bonds, 6.1s, 8/1/20	Baa2	500,000	518,660
			3,777,553

Oklahoma (0.6%)
OK Dev. Fin. Auth. Rev. Bonds (Hillcrest
Hlth. Care Syst.), Ser. A, U.S. Govt.
Coll., 5 5/8s, 8/15/29 (Prerefunded)	Aaa	525,000	558,842
OK Hsg. Fin. Agcy. Single Fam. Rev. Bonds
(Homeowner Loan), Ser. D-2, GNMA Coll.,
FNMA Coll., 7.1s, 9/1/26	Aaa	305,000	312,878
(Homeownership Loan), Ser. C-2, GNMA
Coll., FNMA Coll., 5.7s, 9/1/35	Aaa	250,000	263,628
			1,135,348

36

MUNICIPAL BONDS AND NOTES (99.3%)* continued

	Rating **	Principal amount	Value

Pennsylvania (10.3%)
Allegheny Cnty., Hosp. Dev. Auth. Rev.
Bonds (UPMC Hlth.), Ser. B, MBIA, 6s, 7/1/24	Aaa	$2,210,000	$2,592,838
Blair Cnty., Hosp. Auth. Rev. Bonds
(Altoona Hosp.), Ser. A, AMBAC, 4.7s, 7/1/08	Aaa	2,500,000	2,546,850
Bucks Cnty., Indl. Dev. Auth. Retirement
Cmnty. Rev. Bonds (Ann’s Choice, Inc.),
Ser. A, 5.3s, 1/1/14	BB/P	250,000	247,840
Chester Cnty., Hlth. & Ed. Fac. Auth. Rev.
Bonds (Jenners Pond, Inc.), 7 1/4s, 7/1/24	BB-/P	500,000	549,640
College Township, Indl. Dev. Auth. Rev.
Bonds (Nittany Valley Rehab. Hosp.),
7 5/8s, 11/1/07 (Prerefunded)	AAA/P	785,000	811,415
Lancaster Cnty., Hosp. Auth. Rev. Bonds
(Gen. Hosp.), 5 1/2s, 3/15/26	A+	250,000	262,503
Lehigh Cnty., Gen. Purpose Auth. Rev. Bonds
(St. Luke’s Hosp. - Bethlehem),
5 3/8s, 8/15/33	Baa1	750,000	770,865
(Lehigh Valley Hosp. Hlth. Network),
Ser. A, 5 1/4s, 7/1/32	A1	2,000,000	2,044,820
Monroe Cnty., Hosp. Auth. Rev. Bonds
(Pocono Med. Ctr.), 6s, 1/1/43	BBB+	375,000	393,326
PA State Higher Edl. Fac. Auth. Rev. Bonds
(Philadelphia College of Osteopathic
Med.), 5s, 12/1/11	A	1,215,000	1,257,391
Philadelphia, Hosp. & Higher Ed. Fac.
Auth. Hosp. Rev. Bonds
(Graduate Hlth. Syst.), Ser. B, 6 1/4s,
7/1/13 (In default) †	D/P	545,925	682
(Graduate Hlth. Syst. Oblig. Group),
7 1/4s, 7/1/18 (In default) †	D/P	701,513	877
Philadelphia, Auth. for Indl. Dev. VRDN
(Fox Chase Cancer Ctr.), 3.52s, 7/1/25	A-1+	4,000,000	4,000,000
Sayre, Hlth. Care Fac. Auth. Rev. Bonds
(Guthrie Hlth.), Ser. A, 5 7/8s, 12/1/31	A-	1,450,000	1,539,929
Washington Cnty., Hosp. Auth. Rev. Bonds
(Monongah Ela Vy Hosp.), 6 1/4s, 6/1/22	A3	1,250,000	1,340,638
West Shore, Area Hosp. Auth. Rev. Bonds
(Holy Spirit Hosp.), 6 1/4s, 1/1/32	BBB	500,000	529,550
York Cnty., Indl. Dev. Auth. 1st Mtge.
Hlth. Fac. Rev. Bonds (Rehab. Hosp.
of York), 7 1/2s, 9/1/07 (Prerefunded)	AAA/P	650,000	667,225
			19,556,389

Puerto Rico (0.1%)
Cmnwlth. of PR, Govt. Dev. Bank Rev.
Bonds, Ser. AA, 5s, 12/1/16	BBB	200,000	207,608

37

MUNICIPAL BONDS AND NOTES (99.3%)* continued

	Rating **	Principal amount	Value

South Carolina (2.1%)
Lexington Cnty. Hlth. Svcs. Dist. Inc.
Hosp. Rev. Bonds, 5 1/2s, 5/1/37	A2	$1,000,000	$1,046,220
SC Hosp. Auth. Rev. Bonds (Med. U.),
Ser. A, 6 1/2s, 8/15/32 (Prerefunded)	AAA	500,000	571,190
SC Jobs Econ. Dev. Auth. Hosp. Fac.
(Palmetto Hlth.), Ser. C, 6s, 8/1/20	Baa1	135,000	145,211
SC Jobs Econ. Dev. Auth. Hosp. Fac.
Rev. Bonds
(Palmetto Hlth. Alliance), Ser. A, 7 3/8s,
12/15/21 (Prerefunded)	BBB+/F	800,000	928,512
(Palmetto Hlth.), Ser. C, 6s, 8/1/20
(Prerefunded)	Baa1	1,115,000	1,251,030
			3,942,163

South Dakota (1.2%)
SD State Hlth. & Edl. Fac. Auth. Rev. Bonds
(Prairie Lakes), 5.65s, 4/1/22	Baa1	1,250,000	1,300,975
(Sioux Valley Hosp. & Hlth. Syst.),
Ser. A, 5 1/2s, 11/1/31	A1	1,000,000	1,045,790
			2,346,765

Tennessee (0.8%)
Johnson City, Hlth. & Edl. Fac. Board
Hosp. Rev. Bonds (First Mtge. -Mountain
States Hlth.), Ser. A, 7 1/2s, 7/1/33	BBB+	1,250,000	1,447,525

Texas (6.9%)
Abilene, Hlth. Fac. Dev. Corp. Rev. Bonds
(Sears Methodist Retirement), Ser. A,
7s, 11/15/33	BB/P	715,000	767,960
Georgetown, Hlth. Fac. Dev. Corp. Rev.
Bonds, (Georgetown Hlth. Care Syst.)
6 1/4s, 8/15/29 (Prerefunded)	AAA/P	900,000	982,782
Harris Cnty., Hlth. Fac. Dev. Corp. Rev.
Bonds (Christus Hlth.), Ser. A, MBIA
5 1/2s, 7/1/09	Aaa	1,760,000	1,844,374
5 1/2s, 7/1/09 (Prerefunded)	Aaa	240,000	252,715
Harris Cnty., Hlth. Fac. Dev. Corp. Hosp.
Rev. Bonds (Memorial Hermann Hlth. Care
Syst.), Ser. A, 5 1/4s, 12/1/18	A2	700,000	736,197
Lubbock, Hlth. Fac. Dev. Rev. Bonds (St.
Joseph Hlth. Syst.), FSA, 5 1/4s, 7/1/09	Aaa	3,535,000	3,669,542
Lufkin, Hlth. Fac. Dev. Corp. Rev. Bonds
(Memorial Hlth. Syst. of East TX), 5.7s,
2/15/28 (Prerefunded)	BBB+	1,450,000	1,523,385

38

MUNICIPAL BONDS AND NOTES (99.3%)* continued

	Rating **	Principal amount	Value

Texas continued
North Central TX Hlth. Fac. Dev. Corp. VRDN
(Dates Hosp. Presbyterian Med. Ctr),
Ser. C, MBIA, 3.56s, 12/1/15	VMIG1	$400,000	$400,000
(Hosp. Presbyterian Med. Ctr.), Ser. D,
MBIA, 3.56s, 12/1/15	VMIG1	1,000,000	1,000,000
Tarrant Cnty., Hosp. Dist. Rev. Bonds,
MBIA, 5 1/2s, 8/15/19	Aaa	1,870,000	2,003,368
			13,180,323

Utah (2.3%)
Salt Lake City, Hosp. Rev. Bonds, AMBAC,
6 3/4s, 5/15/20 (Prerefunded)	Aaa	2,000,000	2,003,440
UT State Board Regents Rev. Bonds (Hosp.
of UT U.), Ser. A, MBIA, 5s, 8/1/12	Aaa	2,245,000	2,368,812
			4,372,252

Vermont (0.5%)
VT Hsg. Fin. Agcy. Rev. Bonds, Ser. 19A,
FSA, 4.62s, 5/1/29	Aaa	915,000	923,976

Virginia (1.7%)
Henrico Cnty., Econ. Dev. Auth. Rev. Bonds
(United Methodist), Ser. A, 6 1/2s, 6/1/22	BB+/P	750,000	795,270
Prince William Cnty., Indl. Dev. Auth.
Hosp. Rev. Bonds (Potomac Hosp. Corp.),
5.35s, 10/1/36	A3	1,500,000	1,554,465
VA State Hsg. Dev. Auth. Rev. Bonds
(Cmnwlth. Mtge.), 3.45s, 10/1/10	Aaa	1,000,000	971,470
			3,321,205

Washington (0.8%)
Tobacco Settlement Auth. of WA Rev. Bonds,
6 1/2s, 6/1/26	BBB	1,455,000	1,585,077

West Virginia (0.4%)
Princeton, Hosp. Rev. Bonds (Cmnty. Hosp.
Assn., Inc.), 6.1s, 5/1/29	B2	725,000	720,527

Wisconsin (3.0%)
Badger Tobacco Settlement Asset
Securitization Corp. Rev. Bonds, 7s, 6/1/28	BBB	1,000,000	1,102,410
WI State Hlth. & Edl. Fac. Rev. Bonds
(Aurora Med. Group Inc.), FSA, 6s, 11/15/09	Aaa	4,330,000	4,621,748
			5,724,158

TOTAL INVESTMENTS
Total investments (cost $183,863,034)			$189,115,229

39

* Percentages indicated are based on net assets of $190,479,724.

** The Moody’s, Standard & Poor’s or Fitch’s ratings indicated are believed to be the most recent ratings available at May 31, 2006 for the securities listed. Ratings are generally ascribed to securities at the time of issuance. While the agencies may from time to time revise such ratings, they undertake no obligation to do so, and the ratings do not necessarily represent what the agencies would ascribe to these securities at May 31, 2006. Securities rated by Putnam are indicated by “/P” . Securities rated by Fitch are indicated by “/F” . Ratings are not covered by the Report of Independent Registered Public Accounting Firm.

† Non-income-producing security.

(F) Security is valued at fair value following procedures approved by the Trustees.

At May 31, 2006, liquid assets totaling $259,353 have been designated as collateral for open forward commitments.

The rates shown on VRDN and Mandatory Put Bonds, are the current interest rates at May 31, 2006.

The dates shown on Mandatory Put Bonds are the next mandatory put dates.

The fund had the following industry group concentration greater than 10% at May 31, 2006 (as a percentage of net assets):

Health care 84.7%

The fund had the following insurance concentrations greater than 10% at May 31, 2006 (as a percentage of net assets):

FSA	14.7%
MBIA	11.7
AMBAC	10.4

The accompanying notes are an integral part of these financial statements.

40

Statement of assets and liabilities 5/31/06

ASSETS

Investment in securities, at value (Note 1):
Unaffiliated issuers (identified cost $183,863,034)	$189,115,229

Cash	426,092

Interest and other receivables	2,868,142

Receivable for securities sold	335,000

Total assets	192,744,463

LIABILITIES

Distributions payable to shareholders	605,937

Payable for securities purchased	1,237,657

Payable for compensation of Manager (Note 2)	265,429

Payable for investor servicing and custodian fees (Note 2)	22,850

Payable for Trustee compensation and expenses (Note 2)	47,895

Payable for administrative services (Note 2)	4,036

Other accrued expenses	80,935

Total liabilities	2,264,739

Net assets	$190,479,724

REPRESENTED BY

Paid-in capital (Unlimited shares authorized) (Note 1)	$188,747,795

Distributions in excess of net investment income (Note 1)	(4,031)

Accumulated net realized loss on investments (Note 1)	(3,516,235)

Net unrealized appreciation of investments	5,252,195

Total — Representing net assets applicable to capital shares outstanding	$190,479,724

COMPUTATION OF NET ASSET VALUE

Net asset value per share
($190,479,724 divided by 13,551,397 shares)	$14.06

The accompanying notes are an integral part of these financial statements.

41

Statement of operations Year ended 5/31/06

INTEREST INCOME	$ 9,150,258

EXPENSES

Compensation of Manager (Note 2)	1,177,515

Investor servicing fees (Note 2)	96,730

Custodian fees (Note 2)	89,104

Trustee compensation and expenses (Note 2)	30,851

Administrative services (Note 2)	20,038

Other	254,469

Total expenses	1,668,707

Expense reduction (Note 2)	(56,127)

Net expenses	1,612,580

Net investment income	7,537,678

Net realized loss on investments (Notes 1 and 3)	(124,256)

Net realized gain on futures contracts (Note 1)	377,506

Net unrealized depreciation of investments during the year	(2,305,497)

Net loss on investments	(2,052,247)

Net increase in net assets resulting from operations	$ 5,485,431

The accompanying notes are an integral part of these financial statements.

42

Statement of changes in net assets

INCREASE (DECREASE) IN NET ASSETS

	Year ended	Year ended
	5/31/06	5/31/05

Operations:
Net investment income	$ 7,537,678	$ 7,982,097

Net realized gain (loss) on investments	253,250	(377,748)

Net unrealized appreciation (depreciation) of investments	(2,305,497)	6,660,739

Net increase in net assets resulting from operations	5,485,431	14,265,088

Distributions to shareholders: (Note 1)

From tax exempt income	(7,329,733)	(8,098,031)

From ordinary income	(41,107)	(20,707)

Decrease from shares repurchased (Note 4)	(3,092,078)	—

Total increase (decrease) in net assets	(4,977,487)	6,146,350

NET ASSETS

Beginning of year	195,457,211	189,310,861

End of year (including distributions in excess of net investment
income of $4,031 and $157,856, respectively)	$190,479,724	$195,457,211

NUMBER OF FUND SHARES

Shares outstanding at beginning of year	13,807,168	13,807,168

Shares repurchased (Note 4)	(255,771)	—

Shares outstanding at end of year	13,551,397	13,807,168

The accompanying notes are an integral part of these financial statements.

43

Financial highlights (For a common share outstanding throughout the period)

PER-SHARE OPERATING PERFORMANCE

			Year ended
	5/31/06	5/31/05	5/31/04	5/31/03	5/31/02

Net asset value,
beginning of period	$14.16	$13.71	$14.15	$13.61	$13.48

Investment operations:
Net investment income (a)	.55	.58	.68	.74	.80

Net realized and unrealized
gain (loss) on investments	(.15)	.46	(.45)	.49	.10

Total from
investment operations	.40	1.04	.23	1.23	.90

Less distributions:
From net investment income	(.54)	(.59)	(.67)	(.69)	(.77)

Total distributions	(.54)	(.59)	(.67)	(.69)	(.77)

Increase from repurchase of shares	.04	—	—	—	—

Net asset value,
end of period	$14.06	$14.16	$13.71	$14.15	$13.61

Market price,
end of period	$12.06	$12.21	$11.75	$12.49	$11.99

Total return at
market price (%)(b)	3.20	9.07	(.64)	10.22	(2.86)

RATIOS AND SUPPLEMENTAL DATA
Net assets, end of period
(in thousands)	$190,480	$195,457	$189,311	$195,334	$187,886

Ratio of expenses to
average net assets (%)(c)	.86	.83	.82	.84	.88

Ratio of net investment income
to average net assets (%)	3.90	4.14	4.86	5.35	5.84

Portfolio turnover (%)	14.55	36.22	24.24	25.46	19.71

(a) Per share net investment income has been determined on the basis of the weighted average number of shares outstanding during the period.

(b) Total return assumes dividend reinvestment.

(c) Includes amounts paid through expense offset arrangements (Note 2).

The accompanying notes are an integral part of these financial statements.

44

Notes to financial statements 5/31/06

Note 1: Significant accounting policies

Putnam Tax-Free Health Care Fund (the “fund”), a Massachusetts business trust, is registered under the Investment Company Act of 1940, as amended, as a diversified, closed-end management investment company. The fund seeks as high a level of current income exempt from federal income tax as Putnam Investment Management, LLC (“Putnam Management”), the fund’s manager, an indirect wholly-owned subsidiary of Putnam, LLC, believes is consistent with preservation of capital by investing primarily in a portfolio of tax-exempt securities in the health care sector of the tax-exempt securities market. The fund concentrates its investments in one sector, which involves more risk than a fund that invests more broadly.

In the normal course of business, the fund enters into contracts that may include agreements to indemnify another party under given circumstances. The fund’s maximum exposure under these arrangements is unknown as this would involve future claims that may be, but have not yet been, made against the fund. However, the fund expects the risk of material loss to be remote.

The following is a summary of significant accounting policies consistently followed by the fund in the preparation of its financial statements. The preparation of financial statements is in conformity with accounting principles generally accepted in the United States of America and requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities in the financial statements and the reported amounts of increases and decreases in net assets from operations during the reporting period. Actual results could differ from those estimates.

A) Security valuation Tax-exempt bonds and notes are generally valued on the basis of valuations provided by an independent pricing service approved by the Trustees. Such services use information with respect to transactions in bonds, quotations from bond dealers, market transactions in comparable securities and various relationships between securities in determining value. Other investments are valued at fair value following procedures approved by the Trustees. Such valuations and procedures are reviewed periodically by the Trustees. The fair value of securities is generally determined as the amount that the fund could reasonably expect to realize from an orderly disposition of such securities over a reasonable period of time. By its nature, a fair value price is a good faith estimate of the value of a security at a given point in time and does not reflect an actual market price.

B) Security transactions and related investment income Security transactions are recorded on the trade date (the date the order to buy or sell is executed). Gains or losses on securities sold are determined on the identified cost basis.

Interest income is recorded on the accrual basis. All premiums/discounts are amortized/accreted on a yield-to-maturity basis. The premium in excess of the call price, if any, is amortized to the call date; thereafter, any remaining premium is amortized to maturity.

Securities purchased or sold on a forward commitment or delayed delivery basis may be settled a month or more after the trade date; interest income is accrued based on the terms of the securities. Losses may arise due to changes in the market value of the underlying securities or if the counterparty does not perform under the contract.

C) Futures and options contracts The fund may use futures and options contracts to hedge against changes in the values of securities the fund owns or expects to purchase, or for other investment purposes. The fund may also write options on swaps or securities it owns or in which it may invest to increase its current returns.

The potential risk to the fund is that the change in value of futures and options contracts may not correspond to the change in value of the hedged instruments. In addition, losses may arise from changes in the value of the underlying instruments, if there is an illiquid secondary market for the contracts, or if the counterparty to the contract is unable to perform. Risks may exceed

45

amounts recognized on the statement of assets and liabilities. When the contract is closed, the fund records a realized gain or loss equal to the difference between the value of the contract at the time it was opened and the value at the time it was closed. Realized gains and losses on purchased options are included in realized gains and losses on investment securities. If a written call option is exercised, the premium originally received is recorded as an addition to sales proceeds. If a written put option is exercised, the premium originally received is recorded as a reduction to the cost of investments.

Futures contracts are valued at the quoted daily settlement prices established by the exchange on which they trade. The fund and the broker agree to exchange an amount of cash equal to the daily fluctuation in the value of the futures contract. Such receipts or payments are known as “variation margin.” Exchange traded options are valued at the last sale price or, if no sales are reported, the last bid price for purchased options and the last ask price for written options. Options traded over-the-counter are valued using prices supplied by dealers. Futures and written option contracts outstanding at period end, if any, are listed after the fund’s portfolio.

D) Federal taxes It is the policy of the fund to distribute all of its income within the prescribed time and otherwise comply with the provisions of the Internal Revenue Code of 1986 (the “Code”) applicable to regulated investment companies. It is also the intention of the fund to distribute an amount sufficient to avoid imposition of any excise tax under Section 4982 of the Code, as amended. Therefore, no provision has been made for federal taxes on income, capital gains or unrealized appreciation on securities held nor for excise tax on income and capital gains.

At May 31, 2006, the fund had a capital loss carryover of $2,939,751 available to the extent allowed by the Code to offset future net capital gain, if any. The amount of the carryover and the expiration dates are:

Loss Carryover	Expiration
$ 60,933	May 31, 2009

2,878,818	May 31, 2013

Pursuant to federal income tax regulations applicable to regulated investment companies, the fund has elected to defer to its fiscal year ending May 31, 2007 $460,459 of losses recognized during the period November 1, 2005 to May 31, 2006.

E) Distributions to shareholders Distributions to shareholders from net investment income are recorded by the fund on the ex-dividend date. Distributions from capital gains, if any, are recorded on the ex-dividend date and paid at least annually. The amount and character of income and gains to be distributed are determined in accordance with income tax regulations, which may differ from generally accepted accounting principles. These differences include temporary and permanent differences of post-October loss deferrals, dividends payable, defaulted bond interest, straddle loss deferrals and amortization and accretion. Reclassifications are made to the fund’s capital accounts to reflect income and gains available for distribution (or available capital loss carryovers) under income tax regulations. For the year ended May 31, 2006, the fund reclassified $13,013 to decrease undistributed net investment income, with a decrease to accumulated net realized loss of $13,013.

The tax basis components of distributable earnings and the federal tax cost as of period end May 31, 2006 were as follows:

Unrealized appreciation	$ 7,412,962
Unrealized depreciation	(2,152,331)
————————
Net unrealized appreciation	5,260,631
Undistributed tax-exempt income	767,140
Undistributed ordinary income	7,579
Capital loss carryforward	(2,939,751)
Post-October loss	(460,459)
Cost for federal income
tax purposes	$183,854,598

46

Note 2: Management fee, administrative services and other transactions

Putnam Management is paid for management and investment advisory services quarterly based on the “average weekly assets” of the fund. “Average weekly assets” is defined to mean the average of the weekly determinations of the difference between the total assets of the fund (including any assets attributable to leverage for investment purposes) and the total liabilities of the fund (excluding liabilities incurred in connection with leverage for investment purposes). Such fee is based on the lesser of (i) an annual rate of 0.55% of the average weekly assets of the fund or (ii) the following annual rates expressed as a percentage of the fund’s average weekly assets: 0.65% of the first $500 million, 0.55% of the next $500 million and 0.50% of the next $500 million, with additional breakpoints at higher asset levels.

Prior to January 1, 2006, the fund’s management fee was based on the annual rate of 0.65% of the average weekly net assets.

The fund reimburses Putnam Management an allocated amount for the compensation and related expenses of certain officers of the fund and their staff who provide administrative services to the fund. The aggregate amount of all such reimbursements is determined annually by the Trustees.

Custodial functions for the fund’s assets are provided by Putnam Fiduciary Trust Company (“PFTC”), a subsidiary of Putnam, LLC. PFTC receives fees for custody services based on the fund’s asset level, the number of its security holdings and transaction volumes. Putnam Investor Services, a division of PFTC, provides investor servicing agent functions to the fund. Putnam Investor Services is paid a monthly fee for investor servicing at an annual rate of 0.05% of the fund’s average net assets. During the year ended May 31, 2006, the fund incurred $185,834 for these services.

The fund has entered into an arrangement with PFTC whereby credits realized as a result of uninvested cash balances are used to reduce a portion of the fund’s expenses. For the year ended May 31, 2006, the fund’s expenses were reduced by $56,127 under these arrangements.

Each independent Trustee of the fund receives an annual Trustee fee, of which $278 as a quarterly retainer, has been allocated to the fund, and an additional fee for each Trustees meeting attended. Trustees receive additional fees for attendance at certain committee meetings, industry seminars and for certain compliance-related matters. Trustees also are reimbursed for expenses they incur relating to their services as Trustees. George Putnam, III, who is not an independent Trustee, also receives the foregoing fees for his services as Trustee.

The fund has adopted a Trustee Fee Deferral Plan (the “Deferral Plan”) which allows the Trustees to defer the receipt of all or a portion of Trustees fees payable on or after July 1, 1995. The deferred fees remain invested in certain Putnam funds until distribution in accordance with the Deferral Plan.

The fund has adopted an unfunded noncontributory defined benefit pension plan (the “Pension Plan”) covering all Trustees of the fund who have served as a Trustee for at least five years and were first elected prior to 2004. Benefits under the Pension Plan are equal to 50% of the Trustee’s average annual attendance and retainer fees for the three years ended December 31, 2005. Pension expense for the fund is included in Trustee compensation and expenses in the statement of operations. Accrued pension liability is included in Payable for Trustee compensation and expenses in the statement of assets and liabilities. The Trustees have terminated the Pension Plan with respect to any Trustee first elected after 2003.

Note 3: Purchases and sales of securities

During the year ended May 31, 2006, cost of purchases and proceeds from sales of investment securities other than short-term investments aggregated $33,869,392 and $26,265,595, respectively. There were no purchases or sales of U.S. government securities.

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Note 4: Share repurchase program

In October 2005, the Trustees of your fund authorized Putnam Investments to implement a repurchase program on behalf of your fund, which would allow your fund to repurchase up to 5% of its outstanding shares over the 12 months ending October 6, 2006. In March 2006, the Trustees approved an increase in this repurchase program to allow the fund to repurchase a total of up to 10% of its outstanding shares over the same period. Repurchases will only be made when the fund’s shares are trading at less than net asset value and in accordance with procedures approved by the fund’s Trustees.

For the year ended May 31, 2006, the fund repurchased 255,771 common shares for an aggregate purchase price of $3,092,078, which reflects a weighted-average discount from net asset value per share of 14.3% .

Note 5: Regulatory matters and litigation

Putnam Management has entered into agreements with the Securities and Exchange Commission and the Massachusetts Securities Division settling charges connected with excessive short-term trading by Putnam employees and, in the case of the charges brought by the Massachusetts Securities Division, by participants in some Putnam-administered 401(k) plans. Pursuant to these settlement agreements, Putnam Management will pay a total of $193.5 million in penalties and restitution, with $153.5 million being paid to certain open-end funds and their shareholders. The amount will be allocated to shareholders and funds pursuant to a plan developed by an independent consultant, and will be paid following approval of the plan by the SEC and the Massachusetts Securities Division.

The Securities and Exchange Commission’s and Massachusetts Securities Division’s allegations and related matters also serve as the general basis for numerous lawsuits, including purported class action lawsuits filed against Putnam Management and certain related parties, including certain Putnam funds. Putnam Management will bear any costs incurred by Putnam funds in connection with these lawsuits. Putnam Management believes that the likelihood that the pending private lawsuits and purported class action lawsuits will have a material adverse financial impact on the fund is remote, and the pending actions are not likely to materially affect its ability to provide investment management services to its clients, including the Putnam funds.

Putnam Management and Putnam Retail Management are named as defendants in a civil suit in which the plaintiffs allege that the management and distribution fees paid by certain Putnam funds were excessive and seek recovery under the Investment Company Act of 1940. Putnam Management and Putnam Retail Management have contested the plaintiffs’ claims and the matter is currently pending in the U.S. District Court for the District of Massachusetts. Based on currently available information, Putnam Management believes that this action is without merit and that it is unlikely to have a material effect on Putnam Management’s and Putnam Retail Management’s ability to provide services to their clients, including the fund.

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Federal tax information (Unaudited)

The fund has designated 99.44% of dividends paid from net investment income during the fiscal year as tax exempt for Federal income tax purposes.

The Form 1099 you receive in January 2007 will show the tax status of all distributions paid to your account in calendar 2006.

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Shareholder meeting results (Unaudited)

October 28, 2005 meeting

The annual meeting of shareholders of the fund was convened on October 28, 2005. At that meeting, consideration of all proposals was adjourned to a final meeting held on December 27, 2005.

December 27, 2005 meeting
At the meeting, each of the nominees for Trustees was elected, as follows:

	Votes for	Votes withheld

Jameson A. Baxter	9,289,877	1,307,782

Charles B. Curtis	9,292,262	1,305,397

Myra R. Drucker	9,311,710	1,285,949

Charles E. Haldeman, Jr.	9,308,951	1,288,708

John A. Hill	9,292,568	1,305,091

Paul L. Joskow	9,302,139	1,295,520

Elizabeth T. Kennan	9,302,259	1,295,400

John H. Mullin, III	9,300,155	1,297,504

Robert E. Patterson	9,304,619	1,293,040

George Putnam, III	9,292,446	1,305,213

W. Thomas Stephens	9,187,862	1,409,797

Richard B. Worley	9,309,271	1,288,388

A proposal to amend the fund’s fundamental investment restriction with respect to borrowing and senior securities to permit the fund to engage in investment leverage was approved as follows:

Votes for	Votes against	Abstentions	Broker non-votes

6,943,559	2,263,190	397,604	993,306

A proposal to approve the Amended and Restated Management Contract between the fund and Putnam Investment Management, LLC, which provides for payment of management fees with respect to fund assets attributable to investment leverage, was approved as follows:

Votes for	Votes against	Abstentions	Broker non-votes

6,968,527	2,209,038	426,788	993,306

All tabulations are rounded to nearest whole number.

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Compliance certifications (Unaudited)

On December 29, 2005, your fund submitted a CEO annual certification to the New York Stock Exchange (“NYSE”) on which the fund’s principal executive officer certified that he was not aware, as of that date, of any violation by the fund of the NYSE’s Corporate Governance listing standards. In addition, as required by Section 302 of the Sarbanes-Oxley Act of 2002 and related SEC rules, the fund’s principal executive and principal financial officers have made quarterly certifications, included in filings with the SEC on Forms N-CSR and N-Q, relating to, among other things, the fund’s disclosure controls and procedures and internal control over financial reporting.

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About the Trustees

Jameson A. Baxter (Born 1943), Trustee since 1994, Vice Chairman since 2005

Ms. Baxter is the President of Baxter Associates, Inc., a private investment firm that she founded in 1986.

Ms. Baxter serves as a Director of ASHTA Chemicals, Inc., Banta Corporation (a printing and digital imaging firm), Ryerson Tull, Inc. (a steel service corporation), the Mutual Fund Directors Forum, Advocate Health Care and BoardSource, formerly the National Center for Nonprofit Boards. She is Chairman Emeritus of the Board of Trustees, Mount Holyoke College, having served as Chairman for five years and as a board member for thirteen years. Until 2002, Ms. Baxter was a Director of Intermatic Corporation (a manufacturer of energy control products).

Ms. Baxter has held various positions in investment banking and corporate finance, including Vice President and Principal of the Regency Group, and Vice President of and Consultant to First Boston Corporation. She is a graduate of Mount Holyoke College.

Charles B. Curtis (Born 1940), Trustee since 2001

Mr. Curtis is President and Chief Operating Officer of the Nuclear Threat Initiative (a private foundation dealing with national security issues) and serves as Senior Advisor to the United Nations Foundation.

Mr. Curtis is a member of the Council on Foreign Relations and the Trustee Advisory Council of the Applied Physics Laboratory, Johns Hopkins University. Until 2003, Mr. Curtis was a member of the Electric Power Research Institute Advisory Council and the University of Chicago Board of Governors for Argonne National Laboratory. Prior to 2002, Mr. Curtis was a Member of the Board of Directors of the Gas Technology Institute and the Board of Directors of the Environment and Natural Resources Program Steering Committee, John F. Kennedy School of Government, Harvard University. Until 2001, Mr. Curtis was a member of the Department of Defense Policy Board and Director of EG&G Technical Services, Inc. (a fossil energy research and development support company).

From August 1997 to December 1999, Mr. Curtis was a Partner at Hogan & Hartson L.L.P., a Washington, D.C. law firm. Prior to May 1997, Mr. Curtis was Deputy Secretary of Energy and Under Secretary of the U.S. Department of Energy. He served as Chairman of the Federal Energy Regulatory Commission from 1977 to 1981 and has held positions on the staff of the U.S. House of Representatives, the U.S. Treasury Department, and the SEC.

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Myra R. Drucker (Born 1948), Trustee since 2004

Ms. Drucker is a Vice Chair of the Board of Trustees of Sarah Lawrence College, Vice Chair of the Board of Trustees of the Commonfund (a not-for-profit firm specializing in asset management for educational endowments and foundations) and a member of the Investment Committee of the Kresge Foundation (a charitable trust).

Ms. Drucker is an ex-officio member of the New York Stock Exchange (NYSE) Pension Managers Advisory Committee, having served as Chair for seven years and a member of the Executive Committee of the Committee on Investment of Employee Benefit Assets. She is Chair of the Advisory Board of Hamilton Lane Advisors (an investment management firm) and a member of the Advisory Board of RCM (an investment management firm). Until August 31, 2004, Ms. Drucker was Managing Director and a member of the Board of Directors of General Motors Asset Management and Chief Investment Officer of General Motors Trust Bank. Ms. Drucker also served as a member of the NYSE Corporate Accountability and Listing Standards Committee and the NYSE/NASD IPO Advisory Committee.

Prior to joining General Motors Asset Management in 2001, Ms. Drucker held various executive positions in the investment management industry. Ms. Drucker served as Chief Investment Officer of Xerox Corporation (a technology and service company in the document industry), where she was responsible for the investment of the company’s pension assets. Ms. Drucker was also Staff Vice President and Director of Trust Investments for International Paper (a paper, paper distribution, packaging and forest products company) and previously served as Manager of Trust Investments for Xerox Corporation. Ms. Drucker received a B.A. degree in Literature and Psychology from Sarah Lawrence College and pursued graduate studies in economics, statistics and portfolio theory at Temple University.

John A. Hill (Born 1942), Trustee since 1985 and Chairman since 2000

Mr. Hill is Vice Chairman of First Reserve Corporation, a private equity buyout firm that specializes in energy investments in the diversified worldwide energy industry.

Mr. Hill is a Director of Devon Energy Corporation, TransMontaigne Oil Company and various private companies controlled by First Reserve Corporation, as well as Chairman of TH Lee, Putnam Investment Trust (a closed-end investment company advised by an affiliate of Putnam Management). He is also a Trustee of Sarah Lawrence College. Until 2005, he was a Director of Continuum Health Partners of New York.

Prior to acquiring First Reserve Corporation in 1983, Mr. Hill held executive positions in investment banking and investment management with several firms and with the federal government, including Deputy Associate Director of the Office of Management and Budget and Deputy

53

Director of the Federal Energy Administration. He is active in various business associations, including the Economic Club of New York, and lectures on energy issues in the United States and Europe. Mr. Hill holds a B.A. degree in Economics from Southern Methodist University and pursued graduate studies there as a Woodrow Wilson Fellow.

Paul L. Joskow (Born 1947), Trustee since 1997

Dr. Joskow is the Elizabeth and James Killian Professor of Economics and Management, and Director of the Center for Energy and Environmental Policy Research at the Massachusetts Institute of Technology.

Dr. Joskow serves as a Director of National Grid plc (a UK-based holding company with interests in electric and gas transmission and distribution and telecommunications infrastructure) and TransCanada Corporation (an energy company focused on natural gas transmission and power services). He also serves on the Board of Overseers of the Boston Symphony Orchestra. Prior to February 2005, he served on the board of the Whitehead Institute for Biomedical Research (a non-profit research institution) and has been President of the Yale University Council since 1993. Prior to February 2002, he was a Director of State Farm Indemnity Company (an automobile insurance company), and, prior to March 2000, he was a Director of New England Electric System (a public utility holding company).

Dr. Joskow has published five books and numerous articles on topics in industrial organization, government regulation of industry, and competition policy. He is active in industry restructuring, environmental, energy, competition and privatization policies — serving as an advisor to governments and corporations worldwide. Dr. Joskow holds a Ph.D. and M. Phil from Yale University and a B.A. from Cornell University.

Elizabeth T. Kennan (Born 1938), Trustee since 1992

Dr. Kennan is a Partner of Cambus-Kenneth Farm (thoroughbred horse and cattle breeding). She is President Emeritus of Mount Holyoke College.

Dr. Kennan served as Chairman and is now Lead Director of Northeast Utilities. Until 2005, she was a Director of Talbots, Inc. She has served as Director on a number of other boards, including Bell Atlantic, Chastain Real Estate, Shawmut Bank, Berkshire Life Insurance and Kentucky Home Life Insurance. She is a Trustee of the National Trust for Historic Preservation, of Centre College and of Midway College in Midway, Kentucky. Until 2006, she was a member of The Trustees of Reservations. Dr. Kennan has served on the oversight committee of the Folger Shakespeare Library, as President of Five Colleges Incorporated, as a Trustee of Notre Dame University and is active in various educational and civic associations.

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As a member of the faculty of Catholic University for twelve years, until 1978, Dr. Kennan directed the post-doctoral program in Patristic and Medieval Studies, taught history and published numerous articles. Dr. Kennan holds a Ph.D. from the University of Washington in Seattle, an M.S. from St. Hilda’s College at Oxford University and an A.B. from Mount Holyoke College. She holds several honorary doctorates.

Robert E. Patterson (Born 1945), Trustee since 1984

Mr. Patterson is Senior Partner of Cabot Properties, L.P. and Chairman of Cabot Properties, Inc. (a private equity firm investing in commercial real estate).

Mr. Patterson serves as Chairman Emeritus and Trustee of the Joslin Diabetes Center and as a Director of Brandywine Trust Group, LLC. Prior to June 2003, he was a Trustee of Sea Education Association. Prior to December 2001, he was President and Trustee of Cabot Industrial Trust (a publicly traded real estate investment trust). Prior to February 1998, he was Executive Vice President and Director of Acquisitions of Cabot Partners Limited Partnership (a registered investment adviser involved in institutional real estate investments). Prior to 1990, he served as Executive Vice President of Cabot, Cabot & Forbes Realty Advisors, Inc. (the predecessor company of Cabot Partners).

Mr. Patterson practiced law and held various positions in state government and was the founding Executive Director of the Massachusetts Industrial Finance Agency. Mr. Patterson is a graduate of Harvard College and Harvard Law School.

W. Thomas Stephens (Born 1942), Trustee since 1997

Mr. Stephens is Chairman and Chief Executive Officer of Boise Cascade, L.L.C. (a paper, forest products and timberland assets company).

Until 2005, Mr. Stephens was a director of TransCanadaPipelines, Ltd. Until 2004, Mr. Stephens was a Director of Xcel Energy Incorporated (a public utility company), Qwest Communications, and Norske Canada, Inc. (a paper manufacturer). Until 2003, Mr. Stephens was a Director of Mail-Well, Inc. (a diversified printing company). He served as Chairman of Mail-Well until 2001 and as CEO of MacMillan-Bloedel, Ltd. (a forest products company) until 1999.

Prior to 1996, Mr. Stephens was Chairman and Chief Executive Officer of Johns Manville Corporation. He holds B.S. and M.S. degrees from the University of Arkansas.

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Richard B. Worley (Born 1945), Trustee since 2004

Mr. Worley is Managing Partner of Permit Capital LLC, an investment management firm.

Mr. Worley serves on the Executive Committee of the University of Pennsylvania Medical Center, is a Trustee of The Robert Wood Johnson Foundation (a philanthropic organization devoted to health care issues) and is a Director of The Colonial Williamsburg Foundation (a historical preservation organization). Mr. Worley also serves on the investment committees of Mount Holyoke College and World Wildlife Fund (a wildlife conservation organization).

Prior to joining Permit Capital LLC in 2002, Mr. Worley served as Chief Strategic Officer of Morgan Stanley Investment Management. He previously served as President, Chief Executive Officer and Chief Investment Officer of Morgan Stanley Dean Witter Investment Management and as a Managing Director of Morgan Stanley, a financial services firm. Mr. Worley also was the Chairman of Miller Anderson & Sherrerd, an investment management firm.

Mr. Worley holds a B.S. degree from University of Tennessee and pursued graduate studies in economics at the University of Texas.

Charles E. Haldeman, Jr.* (Born 1948), Trustee since 2004

Mr. Haldeman is President and Chief Executive Officer of Putnam, LLC (“Putnam Investments”). He is a member of Putnam Investments’ Executive Board of Directors and Advisory Council. Prior to November 2003, Mr. Haldeman served as Co-Head of Putnam Investments’ Investment Division.

Prior to joining Putnam Investments in 2002, Mr. Haldeman held executive positions in the investment management industry. He previously served as Chief Executive Officer of Delaware Investments and President & Chief Operating Officer of United Asset Management. Mr. Haldeman was also a partner and director of Cooke & Bieler, Inc. (an investment management firm).

Mr. Haldeman currently serves on the Board of Governors of the Investment Company Institute and as a Trustee of Dartmouth College, and he is a member of the Partners HealthCare Systems Investment Committee. He is a graduate of Dartmouth College, Harvard Law School and Harvard Business School. Mr. Haldeman is also a Chartered Financial Analyst (CFA) charterholder.

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George Putnam, III* (Born 1951), Trustee since 1984 and President since 2000

Mr. Putnam is President of New Generation Research, Inc. (a publisher of financial advisory and other research services), and of New Generation Advisers, Inc. (a registered investment advisor to private funds). Mr. Putnam founded the New Generation companies in 1986.

Mr. Putnam is a Director of The Boston Family Office, LLC (a registered investment adviser). He is a Trustee of St. Mark’s School and Shore Country Day School, and until 2002 was a Trustee of the Sea Education Association.

Mr. Putnam previously worked as an attorney with the law firm of Dechert LLP (formerly known as Dechert Price & Rhoads) in Philadelphia. He is a graduate of Harvard College, Harvard Business School and Harvard Law School.

The address of each Trustee is One Post Office Square, Boston, MA 02109.

As of May 31, 2006, there were 108 Putnam Funds. All Trustees serve as Trustees of all Putnam funds.

Each Trustee serves for an indefinite term, until his or her resignation, retirement at age 72, death, or removal.

* Trustees who are or may be deemed to be “interested persons” (as defined in the Investment Company Act of 1940) of the fund, Putnam Management, Putnam Retail Management, or Marsh & McLennan Companies, Inc., the parent company of Putnam, LLC and its affiliated companies. Messrs. Haldeman and Putnam, III are deemed “interested persons” by virtue of their positions as officers of the fund, Putnam Management or Putnam Retail Management and as shareholders of Marsh & McLennan Companies, Inc. Mr. Putnam, III is the President of your fund and each of the other Putnam funds. Mr. Haldeman is President and Chief Executive Officer of Putnam Investments.

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Officers

In addition to George Putnam, III, the other officers of the fund are shown below:

Charles E. Porter (Born 1938)	Richard S. Robie, III (Born 1960)
Executive Vice President, Associate Treasurer	Vice President
and Principal Executive Officer	Since 2004
Since 1989
Senior Managing Director, Putnam
Jonathan S. Horwitz (Born 1955)	Investments, Putnam Management
Senior Vice President and Treasurer	and Putnam Retail Management. Prior
Since 2004	to 2003, Senior Vice President, United
Asset Management Corporation
Prior to 2004, Managing Director,
Putnam Investments	Francis J. McNamara, III (Born 1955)
Vice President and Chief Legal Officer
Steven D. Krichmar (Born 1958)	Since 2004
Vice President and Principal Financial Officer
Since 2002	Senior Managing Director, Putnam
Investments, Putnam Management
Senior Managing Director, Putnam	and Putnam Retail Management. Prior
Investments. Prior to July 2001, Partner,	to 2004, General Counsel, State Street
PricewaterhouseCoopers LLP	Research & Management Company

Michael T. Healy (Born 1958)	Charles A. Ruys de Perez (Born 1957)
Assistant Treasurer and Principal	Vice President and Chief Compliance Officer
Accounting Officer	Since 2004
Since 2000
Managing Director, Putnam Investments
Managing Director, Putnam Investments
Mark C. Trenchard (Born 1962)
Beth S. Mazor (Born 1958)	Vice President and BSA Compliance Officer
Vice President	Since 2002
Since 2002
Managing Director, Putnam Investments
Managing Director, Putnam Investments
Judith Cohen (Born 1945)
James P. Pappas (Born 1953)	Vice President, Clerk and Assistant Treasurer
Vice President	Since 1993
Since 2004
Wanda M. McManus (Born 1947)
Managing Director, Putnam Investments	Vice President, Senior Associate Treasurer
and Putnam Management. During 2002,	and Assistant Clerk
Chief Operating Officer, Atalanta/Sosnoff	Since 2005
Management Corporation; prior to 2001,
President and Chief Executive Officer,	Nancy E. Florek (Born 1957)
UAM Investment Services, Inc.	Vice President, Assistant Clerk,
Assistant Treasurer and Proxy Manager
Since 2005

The address of each Officer is One Post Office Square, Boston, MA 02109.

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The Putnam family of funds

The following is a complete list of Putnam’s open-end mutual funds. Investors should carefully consider the investment objective, risks, charges, and expenses of a fund before investing. For a prospectus containing this and other information for any Putnam fund or product, call your financial advisor at 1-800-225-1581 and ask for a prospectus. Please read the prospectus carefully before investing.

Growth funds	Value funds
Discovery Growth Fund	Classic Equity Fund
Growth Opportunities Fund	Convertible Income-Growth Trust
Health Sciences Trust	Equity Income Fund
International New Opportunities Fund*	The George Putnam Fund of Boston
New Opportunities Fund	The Putnam Fund for Growth
OTC & Emerging Growth Fund	and Income
Small Cap Growth Fund	International Growth and Income Fund*
Vista Fund	Mid Cap Value Fund
Voyager Fund	New Value Fund
Small Cap Value Fund†

Blend funds	Income funds
Capital Appreciation Fund	American Government Income Fund
Capital Opportunities Fund	Diversified Income Trust
Europe Equity Fund*	Floating Rate Income Fund
Global Equity Fund*	Global Income Trust*
Global Natural Resources Fund*	High Yield Advantage Fund*†
International Capital	High Yield Trust*
Opportunities Fund*	Income Fund
International Equity Fund*	Limited Duration Government
Investors Fund	Income Fund‡
Research Fund	Money Market Fund§
Tax Smart Equity Fund®	U.S. Government Income Trust
Utilities Growth and Income Fund

* A 1% redemption fee on total assets redeemed or exchanged between 6 and 90 days of purchase may be imposed for all share classes of these funds.

† Closed to new investors.

‡ Formerly Putnam Intermediate U.S. Government Income Fund.

§ An investment in a money market fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the fund seeks to preserve your investment at $1.00 per share, it is possible to lose money by investing in the fund.

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Tax-free income funds	Putnam RetirementReady® Funds
AMT-Free Insured Municipal Fund**	Putnam RetirementReady Funds — ten
Tax Exempt Income Fund	investment portfolios that offer diversifica-
Tax Exempt Money Market Fund§	tion among stocks, bonds, and money
Tax-Free High Yield Fund	market instruments and adjust to become
State tax-free income funds:	more conservative over time based on a
Arizona, California, Florida, Massachusetts,	target date for withdrawing assets.
Michigan, Minnesota, New Jersey, New York,
Ohio, and Pennsylvania	The ten funds:
Putnam RetirementReady 2050 Fund
Asset allocation funds	Putnam RetirementReady 2045 Fund
Income Strategies Fund	Putnam RetirementReady 2040 Fund
Putnam Asset Allocation Funds — three	Putnam RetirementReady 2035 Fund
investment portfolios that spread your	Putnam RetirementReady 2030 Fund
money across a variety of stocks, bonds,	Putnam RetirementReady 2025 Fund
and money market investments.	Putnam RetirementReady 2020 Fund
Putnam RetirementReady 2015 Fund
The three portfolios:	Putnam RetirementReady 2010 Fund
Asset Allocation: Balanced Portfolio	Putnam RetirementReady Maturity Fund
Asset Allocation: Conservative Portfolio
Asset Allocation: Growth Portfolio

** Formerly Putnam Tax-Free Insured Fund.

With the exception of money market funds, a 2% redemption fee may be applied to shares exchanged or sold within 5 days of purchase.

Check your account balances and the most recent month-end performance at www.putnam.com.

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Fund information

About Putnam Investments

Founded over 65 years ago, Putnam Investments was built around the concept that a balance between risk and reward is the hallmark of a well-rounded financial program. We manage over 100 mutual funds in growth, value, blend, fixed income, and international.

Investment Manager	George Putnam, III	Francis J. McNamara, III
Putnam Investment	W. Thomas Stephens	Vice President and
Management, LLC	Richard B. Worley	Chief Legal Officer
One Post Office Square
Boston, MA 02109	Officers	Charles A. Ruys de Perez
	George Putnam, III	Vice President and
Marketing Services	President	Chief Compliance Officer
Putnam Retail Management
One Post Office Square	Charles E. Porter	Mark C. Trenchard
Boston, MA 02109	Executive Vice President,	Vice President and
	Associate Treasurer and	BSA Compliance Officer
Custodian	Principal Executive Officer
Putnam Fiduciary		Judith Cohen
Trust Company	Jonathan S. Horwitz	Vice President, Clerk and
	Senior Vice President	Assistant Treasurer
Legal Counsel	and Treasurer
Ropes & Gray LLP		Wanda M. McManus
	Steven D. Krichmar	Vice President, Senior Associate
Independent Registered	Vice President and	Treasurer and Assistant Clerk
Public Accounting Firm	Principal Financial Officer
KPMG LLP		Nancy T. Florek
	Michael T. Healy	Vice President, Assistant Clerk,
Trustees	Assistant Treasurer and	Assistant Treasurer and
John A. Hill, Chairman	Principal Accounting Officer	Proxy Manager
Jameson Adkins Baxter,
Vice Chairman	Beth S. Mazor
Charles B. Curtis	Vice President
Myra R. Drucker
Charles E. Haldeman, Jr.	James P. Pappas
Paul L. Joskow	Vice President
Elizabeth T. Kennan
Robert E. Patterson	Richard S. Robie, III
Vice President

Call 1-800-225-1581 weekdays between 9:00 a.m. and 5:00 p.m. Eastern Time, or visit our Web site (www.putnam.com) anytime for up-to-date information about the fund’s NAV.

PUTNAM INVESTMENTS

One Post Office Square
Boston, Massachusetts 02109

www.putnam.com

1-800-225-1581

Founded in 1937, Putnam Investments began with the principle that a balance between risk and reward is the mark of a well-rounded financial program. Today, we manage money with a focus on seeking consistent results over time. This balanced approach continues to underscore everything we do.

PRSRT STD
U.S. POSTAGE PAID
PUTNAM
INVESTMENTS

Forwarding Service Requested

AN705 235137 7/06

Putnam Tax Exempt Income Fund

9|30|06

Annual Report

PUTNAM INVESTMENTS

INCOME FUNDS
invest in bonds and other securities with the goal of providing a steady stream of income over time.

What makes
Putnam different?

A time-honored tradition in
money management

Since 1937, our values have been rooted in a profound sense of responsibility for the money entrusted to us.

A prudent approach to investing

We use a research-driven team approach to seek consistent, dependable, superior investment results over time, although there is no guarantee a fund will meet its objectives.

Funds for every investment goal

We offer a broad range of mutual funds and other financial products so investors and their financial representatives can build diversified portfolios.

A commitment to doing what’s right
for investors

We have below-average expenses and stringent investor protections, and provide a wealth of information about the Putnam funds.

Industry-leading service

We help investors, along with their financial representatives, make informed investment decisions with confidence.

In 1830, Massachusetts Supreme Judicial Court Justice Samuel Putnam established The Prudent Man Rule, a legal foundation for responsible money management.

THE PRUDENT MAN RULE

All that can be required of a trustee to invest is that he shall conduct himself faithfully and exercise a sound discretion. He is to observe how men of prudence, discretion, and intelligence manage their own affairs, not in regard to speculation, but in regard to the permanent disposition of their funds, considering the probable income, as well as the probable safety of the capital to be invested.

Putnam
Tax Exempt
Income Fund

9| 30| 06

Annual Report

Message from the Trustees	1
About the fund	2
Report from the fund managers	5
Performance	10
Expenses	12
Portfolio turnover	14
Risk	14
Your fund’s management	15
Terms and definitions	17
Trustee approval of management contract	18
Other information for shareholders	21
Financial statements	22
Federal tax information	46
About the Trustees	47
Officers	51

Cover photograph: © White-Packert Photography

Message from the Trustees

Putnam Tax Exempt Income Fund: potential for income exempt from federal income tax

Municipal bonds finance important public projects, such as schools, roads, and hospitals, and they can help investors keep more of the income they receive from their investment. Putnam Tax Exempt Income Fund offers an additional advantage — the flexibility to invest in municipal bonds issued by any state in the country.

Municipal bonds are typically issued by states and local municipalities to raise funds for building and maintaining public facilities. The income from a municipal bond is generally exempt from federal income tax. The bonds are backed by either the issuing city or town or by revenues collected from usage fees, and as a result have varying degrees of credit risk, which is the risk that the issuer won’t be able to repay the bond.

The fund’s management team can select bonds from a variety of state and local governments throughout the United States. Because a state’s fiscal health can affect the prices of its bonds, this flexibility is a distinct advantage. The fund also combines two types of bonds to increase income potential. In addition to investing in high-quality bonds, the team allocates a smaller portion of the portfolio to lower-rated bonds, which may offer higher income in return for more risk.

When deciding whether to invest in a bond, the fund’s management team primarily considers credit risk, interest-rate risk, and the risk that the bond will be prepaid.

The management team is backed by the resources of Putnam’s fixed-income organization, one of the largest in the investment industry, in which municipal bond analysts are grouped into sector teams and conduct ongoing, rigorous research. Once a bond has been purchased, the team continues to monitor developments that affect the bond market, the sector, and the issuer of the bond. Typically, lower-rated bonds are reviewed more often than investment-grade bonds because of their greater potential risk.

Municipal bonds may finance a range of community projects and thus play a key role in local development.

The goal of the management team’s research and active management is to stay a step ahead of the industry and pinpoint opportunities to adjust the fund’s holdings — either by acquiring more of a particular bond or by selling it — for the benefit of the fund and its shareholders.

Capital gains, if any, are taxable for federal and, in most cases, state purposes. For some investors, investment income may be subject to the federal alternative minimum tax. Income from federally exempt funds may be subject to state and local taxes. Mutual funds that invest in bonds are subject to certain risks, including interest-rate risk, credit risk, and inflation risk. As interest rates rise, the prices of bonds fall. Long-term bonds are more exposed to interest-rate risk than short-term bonds. Unlike bonds, bond funds have ongoing fees and expenses. Tax-free funds may not be suitable for IRAs and other non-taxable accounts.

Understanding
tax-equivalent yield

To understand the value of tax-free income, it is helpful to compare a municipal bond’s yield with the “tax-equivalent yield” — the before-tax yield that must be offered by a taxable bond in order to equal the municipal bond’s yield after taxes.

How to calculate tax-equivalent yield: The tax-equivalent yield equals the municipal bond’s yield divided by “one minus the tax rate.” For example, if a municipal bond’s yield is 5%, then its tax-equivalent yield is 7.7%, assuming the maximum 35% federal tax rate for 2006.

Results for investors subject to lower tax rates would not be as advantageous.

Putnam Tax Exempt Income Fund may be appropriate for investors who seek a high level of current income exempt from federal income tax, while also seeking to preserve capital. The fund invests mainly in intermediate- to long-term investment-grade bonds from a wide range of municipalities and industry sectors. The fund may invest a portion of its assets in lower-rated high-yield bonds.

Highlights

• For the 12 months ended September 30, 2006, Putnam Tax Exempt Income Fund’s class A shares returned 3.79% without sales charges.

• Over the same period, the fund’s benchmark, the Lehman Municipal Bond Index, returned 4.45% .

• The average return for the fund’s Lipper category, General Municipal Debt Funds, was 4.16% .

• Additional fund performance, comparative performance, and Lipper data can be found in the performance section beginning on page 10.

Performance
Total return for class A shares for periods ended 9/30/06
Since the fund's inception (12/31/76), average annual return is 7.28% at NAV and 7.15% at POP.

	Average annual return		Cumulative return
	NAV	POP	NAV	POP

10 years	5.18%	4.78%	65.64%	59.48%

5 years	4.55	3.78	24.89	20.36

3 years	4.17	2.82	13.05	8.69

1 year	3.79	–0.05	3.79	–0.05

Data is historical. Past performance does not guarantee future results. More recent returns may be less or more than those shown. Investment return and principal value will fluctuate, and you may have a gain or a loss when you sell your shares. Performance assumes reinvestment of distributions and does not account for taxes. Returns at NAV do not reflect a sales charge of 3.75% . For the most recent month-end performance, visit www.putnam.com. A 1% short-term trading fee may apply.

4

Report from the fund managers

The year in review

During the fiscal year ended September 30, 2006, a generally robust economy, coupled with solid demand from investors searching for higher yields, helped lower-rated municipal bonds (those rated Baa or lower) significantly outperform higher-rated bonds. Accordingly, your fund’s exposure to the lower-quality tiers of the municipal bond market helped drive its performance during the period. However, the fund’s yield curve positioning caused it to underperform its benchmark, and its underweight position in callable bonds detracted from performance relative to its Lipper peer group. At the same time, the fund’s exposure to tobacco-settlement and single-family housing bonds aided both absolute and relative results, as these market sectors performed well.

Market overview

Following a string of 17 increases in the federal funds rate — including six that occurred during the fund’s fiscal year — the Fed suspended its credit-tightening program in August, opting to hold the benchmark rate for overnight loans between banks steady at 5.25% . Statements from the Federal Open Market Committee, the Fed’s policy-setting panel, indicate that future rate increases are possible but will depend on whether the Fed concludes that its two-year campaign to keep inflation in check has been successful.

Reflecting the Fed’s activity, yields on shorter-term bonds rose dramatically during the period, while yields on intermediate- and long-term bonds declined, leading to a convergence of shorter- and longer-term rates. As rates converged, the yield curve — a graphical representation of yields for bonds of comparable quality plotted from the shortest to the longest maturity — flattened.

A generally robust economy, coupled with solid demand from buyers searching for higher yields, contributed to the strong relative performance of lower-rated bonds. Among uninsured bonds in general and especially bonds rated Baa and below, yield spreads tightened as lower-rated

Market sector performance

These indexes provide an overview of performance in different market sectors for the 12 months ended 9/30/06.

Bonds
Lehman Municipal Bond Index
(tax-exempt bonds)	4.45%

Lehman Aggregate Bond Index
(broad bond market)	3.67%

Lehman Government Bond Index
(U.S. Treasury and agency securities)	3.30%

Lehman Intermediate Government Bond Index
(intermediate-maturity U.S. Treasury and agency securities)	3.54%

Equities
S&P 500 Index (broad stock market)	10.79%

S&P Utilities Index (utilities stocks)	4.77%

Russell 2000 Growth Index
(small-company growth stocks)	5.88%

5

bonds performed better than higher-rated bonds. Non-rated bonds also rallied.

Market sectors that performed particularly well during the period included bonds issued by hospitals, utilities, and long-term care facilities, as well as land-secured bonds. Tobacco settlement bonds, meanwhile, underper-formed other credit-sensitive sectors modestly, but still outperformed higher-rated bonds. Limited issuance of tobacco settlement-related securities, coupled with strong investor demand, provided solid supply-and-demand support for the sector.

Strategy overview

Given our expectation for rising interest rates, we maintained a short (defensive) portfolio duration relative to the fund’s Lipper peer group, a strategy that detracted moderately from results as bonds with longer maturities generally outperformed those with shorter maturities. In order to keep the fund’s duration relatively short, we limited exposure to longer-maturity bonds, favoring intermediate-maturity securities instead. Duration is a measure of a fund’s sensitivity to changes in interest rates. Having a shorter-duration portfolio may help protect principal when interest rates rise, but it can reduce appreciation potential when rates fall. In light of the changing interest-rate environment, by the end of the period we had extended the fund’s duration, but still maintained a defensive posture relative to the benchmark.

The fund’s positioning in terms of credit quality compared to others in its peer group contributed positively to performance, as the lower-quality tiers of the municipal bond market delivered the strongest results during the period. Although we continue to seek opportunities among lower-rated bonds that meet our credit standards, we believe valuations at the lower-quality tiers of the market have become stretched and intend to favor higher-quality bonds over the near term.

We maintained an overweight position in single-family housing bonds. This strategy proved helpful to results as declining mortgage prepayments continued to support bonds in this sector.

Lastly, the fund’s underweight position in callable bonds constrained its results relative to its Lipper peer group. Because they can be called, or redeemed, prior to maturity, callable bonds typically offer higher yields than non-callable bonds, making them a more defensive instrument should rates rise and bond prices fall. Callable bonds performed well over the course of the fiscal year as investors embraced these securities for their higher yields, combined with the low likelihood of having the bonds called away in a rising-rate environment.

Credit quality overview

Credit qualities shown as a percentage of portfolio value as of 9/30/06. A bond rated Baa or higher is considered investment grade. The chart reflects Moody’s ratings; percentages may include bonds not rated by Moody's but considered by Putnam Management to be of comparable quality. Ratings will vary over time.

6

Your fund’s holdings

Improving credit markets helped the performance of below-investment-grade bonds across many sectors. In particular, despite the fact that tobacco settlement bonds did not perform as strongly as those from many other below-investment-grade sectors, the fund’s overweight position in these bonds still contributed positively to performance. Payments from tobacco settlement bonds are secured by income promised to various states through settlements negotiated by tobacco companies. The portfolio included tobacco settlement bonds from a variety of states, including those issued by DC Tobacco Settlement Financing Corporation (District of Columbia), Badger Tobacco Asset Securitization Corporation (Wisconsin), SC Tobacco Settlement Revenue Management (South Carolina), and Golden State Tobacco Securitization Corporation (California).

The fund’s investments in Puerto Rico also benefited returns. During the first half of the period, the portfolio had an underweight position in these bonds, relative to the peer group. This proved helpful as general obligation bonds issued by Puerto Rico were downgraded in May, reflecting financial turmoil that led to a partial government shutdown. Prices of uninsured Puerto Rico bonds declined as a result, providing us with an opportunity to increase the fund’s holdings at favorable price levels. Among our additions to the portfolio were bonds issued by the Commonwealth of Puerto Rico Government Development Bank. During the last few months of the period, Puerto Rico bonds rallied nicely, offsetting the sector’s underperformance earlier in the period.

We maintained the fund’s emphasis on the single-family housing sector by adding bonds issued by the Florida Housing Finance Corporation. We purchased many of the fund’s single-family housing bonds at attractive prices when interest rates were trending downward and refinancing activity was on the rise. When refinancing activity accelerates and existing mortgages are paid off early, the securities underlying those mortgages are retired at faster-than-expected rates, causing performance to weaken across the entire mortgage-backed sector. However, when interest rates reversed course late in calendar 2005, mortgage prepayment rates slowed, causing single-family housing bonds to outperform.

Three issues held by the fund were pre-refunded during the period and boosted returns as a result. These included two power supply bonds issued by the California Department of Water Resources, and a bond issued by Iowa Health Care Initiatives that was used to provide funding to build a group of nearly 50 Iowa-based skilled nursing facilities. Pre-refunding occurs when an issuer raises the money to refinance an older, higher-coupon bond by issuing new bonds at current lower interest rates.

Comparison of top industry weightings

This chart shows how the fund’s top weightings have changed over the last six months.
Weightings are shown as a percentage of net assets. Holdings will vary over time.

7

This money is then held in an escrow account and typically invested in U.S. Treasury securities that mature at the older bond’s first call date. When that date arrives, the money is used to retire the old bonds. The added security inherent in a pre-refunding frequently prompts a credit upgrade for the bonds, which, in turn, can lead to higher prices, as occurred in this case.

Please note that the holdings discussed in this report may not have been held by the fund for the entire period. Portfolio composition is subject to review in accordance with the fund’s investment strategy and may vary in the future.

8

The outlook for your fund

The following commentary reflects anticipated developments that could affect your fund over the next six months, as well as your management team’s plans for responding to them.

It appears that the Fed has left the door open for future rate increases as it continues its efforts to engineer a “soft landing” for the economy. A soft landing occurs when economic growth slows but is still solid enough to sustain job creation and corporate profits. Therefore, while we anticipate that economic growth is likely to slow as we move into 2007, we plan to maintain a defensive duration strategy until longer-range Fed policy becomes clearer. In addition, given the municipal market’s exceptionally strong performance relative to Treasuries throughout the period, valuations have become elevated to levels that, we believe, argue in favor of taking a defensive near-term approach.

In our view, the extended rally among lower-rated, higher-yielding bonds may be in its final stages. We base this view, in part, on the fact that the difference in yields between Aaa-rated bonds and Baa-rated bonds — the highest and lowest investment-grade ratings, respectively — is at its narrowest point since late 1999. In other words, the higher-income advantage available to those willing to assume additional credit risk has diminished substantially.

Among sectors, we remain positive on tobacco settlement bonds and currently plan to maintain, relative to your fund’s peer group, an overweight allocation to the sector, believing that the bonds continue to offer an attractive risk/reward profile.

We are also maintaining the fund’s exposure to the single-family housing sector.

The views expressed in this report are exclusively those of Putnam Management. They are not meant as investment advice.

Capital gains, if any, are taxable for federal and, in most cases, state purposes. For some investors, investment income may be subject to the federal alternative minimum tax. Income from federally exempt funds may be subject to state and local taxes. Mutual funds that invest in bonds are subject to certain risks, including interest-rate risk, credit risk, and inflation risk. As interest rates rise, the prices of bonds fall. Long-term bonds are more exposed to interest-rate risk than short-term bonds. Unlike bonds, bond funds have ongoing fees and expenses. Tax-free funds may not be suitable for IRAs and other non-taxable accounts.

9

Your fund’s performance

This section shows your fund’s performance for periods ended September 30, 2006, the end of its fiscal year. Performance should always be considered in light of a fund’s investment strategy. Data represents past performance. Past performance does not guarantee future results. More recent returns may be less or more than those shown. Investment return and principal value will fluctuate, and you may have a gain or a loss when you sell your shares. For the most recent month-end performance, please visit www.putnam.com or call Putnam at 1-800-225-1581.

Fund performance Total return for periods ended 9/30/06

	Class A		Class B		Class C		Class M
(inception dates)	(12/31/76)		(1/4/93)		(7/26/99)		(2/16/95)
	NAV	POP	NAV	CDSC	NAV	CDSC	NAV	POP

Annual average
(life of fund)	7.28%	7.15%	6.46%	6.46%	6.41%	6.41%	6.85%	6.73%

10 years	65.64	59.48	55.14	55.14	52.62	52.62	60.76	55.64
Annual average	5.18	4.78	4.49	4.49	4.32	4.32	4.86	4.52

5 years	24.89	20.36	20.91	18.92	20.20	20.20	23.07	19.10
Annual average	4.55	3.78	3.87	3.53	3.75	3.75	4.24	3.56

3 years	13.05	8.69	10.88	7.90	10.45	10.45	12.05	8.35
Annual average	4.17	2.82	3.50	2.57	3.37	3.37	3.87	2.71

1 year	3.79	–0.05	3.11	–1.86	2.99	1.99	3.49	0.08

Performance assumes reinvestment of distributions and does not account for taxes. Returns at public offering price (POP) for class A and M shares reflect a sales charge of 3.75% and 3.25%, respectively. Class B share returns reflect the applicable contingent deferred sales charge (CDSC), which is 5% in the first year, declining to 1% in the sixth year, and is eliminated thereafter. Class C shares reflect a 1% CDSC the first year that is eliminated thereafter. Performance for class B, C, and M shares before their inception is derived from the historical performance of class A shares, adjusted for the applicable sales charge (or CDSC) and the higher operating expenses for such shares.

A 1% short-term trading fee may be applied to shares exchanged or sold within 7 days of purchase.

Past performance does not indicate future results. At the end of the same time period, a $10,000 investment in the fund’s class B and class C shares would have been valued at $15,514 and $15,262, respectively, and no contingent deferred sales charges would apply. A $10,000 investment in the fund’s class M shares ($9,675 after sales charge) would have been valued at $15,564 at public offering price. See first page of performance section for performance calculation method.

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Comparative index returns For periods ended 9/30/06

		Lipper General
	Lehman Municipal	Municipal Debt Funds
	Bond Index	category average†

Annual average
(life of fund)	—*	6.58%

10 years	77.49%	63.73
Annual average	5.90	5.04

5 years	28.66	24.55
Annual average	5.17	4.47

3 years	13.68	12.38
Annual average	4.37	3.95

1 year	4.45	4.16

Index and Lipper results should be compared to fund performance at net asset value.

* Index inception date was 12/31/79.

† Over the 1-, 3-, 5-, and 10-year periods ended 9/30/06, there were 256, 247, 220, and 145 funds, respectively, in this Lipper category.

Fund price and distribution information For the 12-month period ended 9/30/06

Distributions	Class A		Class B	Class C	Class M

Number	12		12	12	12

Income[1]	$0.374473		$0.318071	$0.305247	$0.349716

Capital gains[2]	—		—	—	—

Total	$0.374473		$0.318071	$0.305247	$0.349716

Share value:	NAV	POP	NAV	NAV	NAV	POP
9/30/05	$8.84	$9.18	$8.84	$8.85	$8.86	$9.16

9/30/06	8.79	9.13	8.79	8.80	8.81	9.11

Current yield (end of period)
Current dividend rate[3]	4.14%	3.99%	3.50%	3.35%	3.85%	3.72%

Taxable equivalent[4]	6.37	6.14	5.38	5.15	5.92	5.72

Current 30-day SEC yield[5]	3.40	3.28	2.76	2.61	3.11	3.01

Taxable equivalent[4]	5.23	5.05	4.25	4.02	4.78	4.63

1 For some investors, investment income may be subject to the federal alternative minimum tax. Income from federally exempt funds may be subject to state and local taxes.

2 Capital gains, if any, are taxable for federal and, in most cases, state purposes.

3 Most recent distribution, excluding capital gains, annualized and divided by NAV or POP at end of period.

4 Assumes maximum 35% federal tax rate for 2006. Results for investors subject to lower tax rates would not be as advantageous.

5 Based only on investment income, calculated using SEC guidelines.

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Your fund’s expenses

As a mutual fund investor, you pay ongoing expenses, such as management fees, distribution fees (12b-1 fees), and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You may also pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund’s prospectus or talk to your financial advisor.

Review your fund’s expenses

The table below shows the expenses you would have paid on a $1,000 investment in Putnam Tax Exempt Income Fund from April 1, 2006, to September 30, 2006. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

	Class A	Class B	Class C	Class M

Expenses paid per $1,000*	$ 4.02	$ 7.32	$ 8.08	$ 5.54

Ending value (after expenses)	$1,030.90	$1,026.40	$1,026.80	$1,028.10

* Expenses for each share class are calculated using the fund’s annualized expense ratio for each class, which represents the ongoing expenses as a percentage of net assets for the six months ended 9/30/06. The expense ratio may differ for each share class (see the last table in this section). Expenses are calculated by multiplying the expense ratio by the average account value for the period; then multiplying the result by the number of days in the period; and then dividing that result by the number of days in the year.

Estimate the expenses you paid

To estimate the ongoing expenses you paid for the six months ended September 30, 2006, use the calculation method below. To find the value of your investment on April 1, 2006, go to www.putnam.com and log on to your account. Click on the “Transaction History” tab in your Daily Statement and enter 04/01/06 in both the “from” and “to” fields. Alternatively, call Putnam at 1-800-225-1581.

Compare expenses using the SEC’s method

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund’s expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total costs) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

	Class A	Class B	Class C	Class M

Expenses paid per $1,000*	$ 4.00	$ 7.28	$ 8.04	$ 5.52

Ending value (after expenses)	$1,021.11	$1,017.85	$1,017.10	$1,019.60

* Expenses for each share class are calculated using the fund’s annualized expense ratio for each class, which represents the ongoing expenses as a percentage of net assets for the six months ended 9/30/06. The expense ratio may differ for each share class (see the last table in this section). Expenses are calculated by multiplying the expense ratio by the average account value for the period; then multiplying the result by the number of days in the period; and then dividing that result by the number of days in the year.

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Compare expenses using industry averages

You can also compare your fund’s expenses with the average of its peer group, as defined by Lipper, an independent fund-rating agency that ranks funds relative to others that Lipper considers to have similar investment styles or objectives. The expense ratio for each share class shown below indicates how much of your fund’s net assets have been used to pay ongoing expenses during the period.

	Class A	Class B	Class C	Class M

Your fund's annualized expense ratio*	0.79%	1.44%	1.59%	1.09%

Average annualized expense ratio for Lipper peer group†	0.85%	1.50%	1.65%	1.15%

* For the fund’s most recent fiscal half year; may differ from expense ratios based on one-year data in the financial highlights.

† Simple average of the expenses of all front-end load funds in the fund’s Lipper peer group, calculated in accordance with Lipper’s standard method for comparing fund expenses (excluding 12b-1 fees and without giving effect to any expense offset and brokerage service arrangements that may reduce fund expenses). This average reflects each fund’s expenses for its most recent fiscal year available to Lipper as of 9/30/06. To facilitate comparison, Putnam has adjusted this average to reflect the 12b-1 fees carried by each class of shares. The peer group may include funds that are significantly smaller or larger than the fund, which may limit the comparability of the fund’s expenses to the simple average, which typically is higher than the asset-weighted average.

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Your fund’s portfolio turnover
and Overall Morningstar® Risk

Putnam funds are actively managed by teams of experts who buy and sell securities based on intensive analysis of companies, industries, economies, and markets. Portfolio turnover is a measure of how often a fund’s managers buy and sell securities for your fund. A portfolio turnover of 100%, for example, means that the managers sold and replaced securities valued at 100% of a fund’s assets within a one-year period. Funds with high turnover may be more likely to generate capital gains and dividends that must be distributed to shareholders as taxable income. High turnover may also cause a fund to pay more brokerage commissions and other transaction costs, which may detract from performance.

Funds that invest in bonds or other fixed-income instruments may have higher turnover than funds that invest only in stocks. Short-term bond funds tend to have higher turnover than longer-term bond funds, because shorter-term bonds will mature or be sold more frequently than longer-term bonds. You can use the table below to compare your fund’s turnover with the average turnover for funds in its Lipper category.

Turnover comparisons

Percentage of holdings that change every year

	2006	2005	2004	2003	2002

Putnam Tax Exempt Income Fund	12%	13%	33%	24%	18%

Lipper General Municipal Debt Funds category average	36%	34%	49%	45%	51%

Turnover data for the fund is calculated based on the fund’s fiscal-year period, which ends on September 30. Turnover data for the fund’s Lipper category is calculated based on the average of the turnover of each fund in the category for its fiscal year ended during the indicated year. Fiscal years vary across funds in the Lipper category, which may limit the comparability of the fund’s portfolio turnover rate to the Lipper average. Comparative data for 2006 is based on information available as of 9/30/06.

Your fund’s Overall Morningstar® Risk

This risk comparison is designed to help you understand how your fund compares with other funds. The comparison utilizes a risk measure developed by Morningstar, an independent fund-rating agency. This risk measure is referred to as the fund’s Overall Morningstar Risk.

Your fund’s Overall Morningstar Risk is shown alongside that of the average fund in its broad asset class, as determined by Morningstar. The risk bar broadens the comparison by translating the fund’s Overall Morningstar Risk into a percentile, which is based on the fund’s ranking among all funds rated by Morningstar as of September 30, 2006. A higher Overall Morningstar Risk generally indicates that a fund’s monthly returns have varied more widely.

Morningstar determines a fund’s Overall Morningstar Risk by assessing variations in the fund’s monthly returns — with an emphasis on downside variations — over 3-, 5-, and 10-year periods, if available. Those measures are weighted and averaged to produce the fund’s Overall Morningstar Risk. The information shown is provided for the fund’s class A shares only; information for other classes may vary. Overall Morningstar Risk is based on historical data and does not indicate future results. Morningstar does not purport to measure the risk associated with a current investment in a fund, either on an absolute basis or on a relative basis. Low Overall Morningstar Risk does not mean that you cannot lose money on an investment in a fund. Copyright 2006 Morningstar, Inc. All Rights Reserved. The information contained herein (1) is proprietary to Morningstar and/or its content providers; (2) may not be copied or distributed; and (3) is not warranted to be accurate, complete, or timely. Neither Morningstar nor its content providers are responsible for any damages or losses arising from any use of this information.

14

Your fund’s management

Your fund is managed by the members of the Putnam Tax Exempt Fixed-Income Team. James St. John is the Portfolio Leader, and Paul Drury, Brad Libby, Susan McCormack, and Thalia Meehan are Portfolio Members of your fund. The Portfolio Leader and Portfolio Members coordinate the team’s management of the fund.

For a complete listing of the members of the Putnam Tax Exempt Fixed-Income Team, including those who are not Portfolio Leaders or Portfolio Members of your fund, visit Putnam’s Individual Investor Web site at www.putnam.com.

Investment team fund ownership

The table below shows how much the fund’s current Portfolio Leader and Portfolio Members have invested in the fund and in all Putnam mutual funds (in dollar ranges). Information shown is as of September 30, 2006, and September 30, 2005.

N/A indicates the individual was not a Portfolio Leader or Portfolio Member as of 9/30/05.

Trustee and Putnam employee fund ownership

As of September 30, 2006, all of the 11 Trustees then on the Board of the Putnam funds owned fund shares. The table below shows the approximate value of investments in the fund and all Putnam funds as of that date by the Trustees and Putnam employees. These amounts include investments by the Trustees’ and employees’ immediate family members and investments through retirement and deferred compensation plans.

		Total assets in
	Assets in the fund	all Putnam funds

Trustees	$ 50,000	$ 90,000,000

Putnam employees	$116,000	$418,000,000

Fund manager compensation

The total 2005 fund manager compensation that is attributable to your fund is approximately $550,000. This amount includes a portion of 2005 compensation paid by Putnam Management to the fund managers listed in this section for their portfolio management responsibilities, calculated based on the fund assets they manage taken as a percentage of the total assets they manage. The compensation amount also includes a portion of the 2005 compensation paid to the Chief Investment Officer of the team and the Group Chief Investment Officer of the fund’s broader investment category for their oversight responsibilities, calculated based on the fund assets they oversee taken as a percentage of the total assets they oversee. This amount does not include compensation of other personnel involved in research, trading, administration, systems, compliance, or fund operations; nor does it include non-compensation costs. These percentages are determined as of the fund’s fiscal period-end. For personnel who joined Putnam Management during or after 2005, the calculation reflects annualized 2005 compensation or an estimate of 2006 compensation, as applicable.

15

Other Putnam funds managed by the Portfolio Leader and Portfolio Members

James St. John is the Portfolio Leader and Paul Drury, Brad Libby, Susan McCormack, and Thalia Meehan are Portfolio Members of Putnam’s tax-exempt funds for Arizona, California, Florida, Massachusetts, Michigan, Minnesota, New Jersey, New York, Ohio, and Pennsylvania. The same group also manages Putnam AMT-Free Insured Municipal Fund, Putnam California Investment Grade Municipal Trust, Putnam Investment Grade Municipal Trust, Putnam Municipal Bond Fund, Putnam Municipal Opportunities Trust, and Putnam New York Investment Grade Municipal Trust.

Paul Drury is the Portfolio Leader and Brad Libby, Susan McCormack, Thalia Meehan, and James St. John are Portfolio Members of Putnam High Yield Municipal Trust, Putnam Managed Municipal Income Trust, Putnam Tax-Free Health Care Fund, and Putnam Tax-Free High Yield Fund.

James St. John, Paul Drury, Brad Libby, Susan McCormack, and Thalia Meehan may also manage other accounts and variable trust funds advised by Putnam Management or an affiliate.

Changes in your fund’s Portfolio Leader and Portfolio Members

During the year ended 9/30/06, James St. John became Portfolio Leader and Brad Libby and Thalia Meehan became Portfolio Members of your fund. These changes follow the departure of Portfolio Leader David Hamlin from your fund’s management team.

Putnam fund ownership by Putnam’s Executive Board

The table below shows how much the members of Putnam’s Executive Board have invested in all Putnam mutual funds (in dollar ranges). Information shown is as of September 30, 2006, and September 30, 2005.

			$1 –	$10,001 –	$50,001 –	$100,001 –	$500,001 –	$1,000,001
	Year	$0	$10,000	$50,000	$100,000	$500,000	$1,000,000	and over

Philippe Bibi	2006							•

Chief Technology Officer	2005							•

Joshua Brooks	2006							•

Deputy Head of Investments	2005							•

William Connolly	2006							•

Head of Retail Management	2005							•

Kevin Cronin	2006							•

Head of Investments	2005							•

Charles Haldeman, Jr.	2006							•

President and CEO	2005							•

Amrit Kanwal	2006						•

Chief Financial Officer	2005						•

Steven Krichmar	2006						•

Chief of Operations	2005							•

Francis McNamara, III	2006							•

General Counsel	2005							•

Jeffrey Peters	2006							•

Head of International Business	N/A

Richard Robie, III	2006						•

Chief Administrative Officer	2005						•

Edward Shadek	2006							•

Deputy Head of Investments	2005							•

Sandra Whiston	2006						•

Head of Institutional Management	2005						•

N/A indicates the individual was not a member of Putnam’s Executive Board as of 9/30/05.

16

Terms and definitions

Important terms

Total return shows how the value of the fund’s shares changed over time, assuming you held the shares through the entire period and reinvested all distributions in the fund.

Net asset value (NAV) is the price, or value, of one share of a mutual fund, without a sales charge. NAVs fluctuate with market conditions. NAV is calculated by dividing the net assets of each class of shares by the number of outstanding shares in the class.

Public offering price (POP) is the price of a mutual fund share plus the maximum sales charge levied at the time of purchase. POP performance figures shown here assume the 3.75% maximum sales charge for class A shares and 3.25% for class M shares.

Contingent deferred sales charge (CDSC) is generally a charge applied at the time of the redemption of class B or C shares and assumes redemption at the end of the period. Your fund’s class B CDSC declines from a 5% maximum during the first year to 1% during the sixth year. After the sixth year, the CDSC no longer applies. The CDSC for class C shares is 1% for one year after purchase.

Share classes

Class A shares are generally subject to an initial sales charge and no CDSC (except on certain redemptions of shares bought without an initial sales charge).

Class B shares are not subject to an initial sales charge. They may be subject to a CDSC.

Class C shares are not subject to an initial sales charge and are subject to a CDSC only if the shares are redeemed during the first year.

Class M shares have a lower initial sales charge and a higher 12b-1 fee than class A shares and no CDSC (except on certain redemptions of shares bought without an initial sales charge).

Comparative indexes

Lehman Aggregate Bond Index is an unmanaged index of U.S. investment-grade fixed-income securities.

Lehman Government Bond Index is an unmanaged index of U.S. Treasury and agency securities.

Lehman Intermediate Government Bond Index is an unmanaged index of U.S. Treasury and agency securities with maturities between 1 and 10 years.

Lehman Municipal Bond Index is an unmanaged index of long-term fixed-rate investment-grade tax-exempt bonds.

Russell 2000 Growth Index is an unmanaged index of those companies in the small-cap Russell 2000 Index chosen for their growth orientation.

S&P 500 Index is an unmanaged index of common stock performance.

S&P Utilities Index is an unmanaged index of common stocks issued by utility companies.

Indexes assume reinvestment of all distributions and do not account for fees. Securities and performance of a fund and an index will differ. You cannot invest directly in an index.

Lipper is a third-party industry-ranking entity that ranks mutual funds. Its rankings do not reflect sales charges. Lipper rankings are based on total return at net asset value relative to other funds that have similar current investment styles or objectives as determined by Lipper. Lipper may change a fund’s category assignment at its discretion. Lipper category averages reflect performance trends for funds within a category.

17

Trustee approval
of management contract

General conclusions

The Board of Trustees of the Putnam funds oversees the management of each fund and, as required by law, determines annually whether to approve the continuance of your fund’s management contract with Putnam Management. In this regard, the Board of Trustees, with the assistance of its Contract Committee consisting solely of Trustees who are not “interested persons” (as such term is defined in the Investment Company Act of 1940, as amended) of the Putnam funds (the “Independent Trustees”), requests and evaluates all information it deems reasonably necessary under the circumstances. Over the course of several months ending in June 2006, the Contract Committee met four times to consider the information provided by Putnam Management and other information developed with the assistance of the Board’s independent counsel and independent staff. The Contract Committee reviewed and discussed key aspects of this information with all of the Independent Trustees. Upon completion of this review, the Contract Committee recommended, and the Independent Trustees approved, the continuance of your fund’s management contract, effective July 1, 2006.

This approval was based on the following conclusions:

• That the fee schedule in effect for your fund represents reasonable compensation in light of the nature and quality of the services being provided to the fund, the fees paid by competitive funds and the costs incurred by Putnam Management in providing such services, and

• That such fee schedule represents an appropriate sharing between fund shareholders and Putnam Management of such economies of scale as may exist in the management of the fund at current asset levels.

These conclusions were based on a comprehensive consideration of all information provided to the Trustees and were not the result of any single factor. Some of the factors that figured particularly in the Trustees’ deliberations and how the Trustees considered these factors are described below, although individual Trustees may have evaluated the information presented differently, giving different weights to various factors. It is also important to recognize that the fee arrangements for your fund and the other Putnam funds are the result of many years of review and discussion between the Independent Trustees and Putnam Management, that certain aspects of such arrangements may receive greater scrutiny in some years than others, and that the Trustees’ conclusions may be based, in part, on their consideration of these same arrangements in prior years.

Management fee schedules and categories; total expenses

The Trustees reviewed the management fee schedules in effect for all Putnam funds, including fee levels and breakpoints, and the assignment of funds to particular fee categories. In reviewing fees and expenses, the Trustees generally focused their attention on material changes in circumstances — for example, changes in a fund’s size or investment style, changes in Putnam Management’s operating costs, or changes in competitive practices in the mutual fund industry —that suggest that consideration of fee changes might be warranted. The Trustees concluded that the circumstances did not warrant changes to the management fee structure of your fund, which had been carefully developed over the years, re-examined on many occasions and adjusted where appropriate. The Trustees focused on two areas of particular interest, as discussed further below:

• Competitiveness. The Trustees reviewed comparative fee and expense information for competitive funds, which indicated that, in a custom peer group of competitive funds selected by Lipper Inc., your fund ranked in the 66th percentile in management fees and in the 38th percentile in total expenses (less any applicable 12b-1 fees) as of December 31, 2005 (the first percentile being the least expensive funds and the 100th percentile being the most expensive funds). (Because the fund’s custom peer group is smaller than the fund’s broad Lipper Inc. peer group, this expense information may differ from the Lipper peer expense information found elsewhere in this report.) The Trustees noted that expense ratios for a number of Putnam funds, which show the percentage of fund assets used to pay for management and administrative services, distribution (12b-1) fees and other expenses, had been increasing recently as a result of declining net assets and the natural operation of fee breakpoints.

The Trustees noted that the expense ratio increases described above were currently being controlled by expense limitations implemented in January 2004 and which Putnam Management, in consultation with the Contract Committee, has committed to maintain at least through 2007. These expense limitations give effect to a commitment by Putnam Management that the expense ratio of each open-end fund would be no higher than the average expense ratio of the competitive funds included in the fund’s relevant Lipper universe (exclusive of any applicable 12b-1 charges in each case). The Trustees observed that this commitment to limit fund expenses has served shareholders well since its inception. In order to ensure that the expenses of the Putnam funds continue to meet evolving competitive standards, the Trustees requested, and Putnam Management agreed, to implement an additional expense limitation for

18

certain funds for the twelve months beginning January 1, 2007 equal to the average expense ratio (exclusive of 12b-1 charges) of a custom peer group of competitive funds selected by Lipper based on the size of the fund. This additional expense limitation will be applied to those open-end funds that had above-average expense ratios (exclusive of 12b-1 charges) based on the Lipper custom peer group data for the period ended December 31, 2005. This additional expense limitation will not be applied to your fund.

• Economies of scale. Your fund currently has the benefit of breakpoints in its management fee that provide shareholders with significant economies of scale, which means that the effective management fee rate of a fund (as a percentage of fund assets) declines as a fund grows in size and crosses specified asset thresholds. Conversely, as a fund shrinks in size — as has been the case for many Putnam funds in recent years — these breakpoints result in increasing fee levels. In recent years, the Trustees have examined the operation of the existing breakpoint structure during periods of both growth and decline in asset levels. The Trustees concluded that the fee schedules in effect for the funds represented an appropriate sharing of economies of scale at current asset levels. In reaching this conclusion, the Trustees considered the Contract Committee’s stated intent to continue to work with Putnam Management to plan for an eventual resumption in the growth of assets, including a study of potential economies that might be produced under various growth assumptions.

In connection with their review of the management fees and total expenses of the Putnam funds, the Trustees also reviewed the costs of the services to be provided and profits to be realized by Putnam Management and its affiliates from the relationship with the funds. This information included trends in revenues, expenses and profitability of Putnam Management and its affiliates relating to the investment management and distribution services provided to the funds. In this regard, the Trustees also reviewed an analysis of Putnam Management’s revenues, expenses and profitability with respect to the funds’ management contracts, allocated on a fund-by-fund basis. Because many of the costs incurred by Putnam Management in managing the funds are not readily identifiable to particular funds, the Trustees observed that the methodology for allocating costs is an important factor in evaluating Putnam Management’s costs and profitability, both as to the Putnam funds in the aggregate and as to individual funds. The Trustees reviewed Putnam Management’s cost allocation methodology with the assistance of independent consultants and concluded that this methodology was reasonable and well-considered.

Investment performance

The quality of the investment process provided by Putnam Management represented a major factor in the Trustees’ evaluation of the quality of services provided by Putnam Management under your fund’s management contract. The Trustees were assisted in their review of the Putnam funds’ investment process and performance by the work of the Investment Process Committee of the Trustees and the Investment Oversight Committee of the Trustees, which meet on a regular monthly basis with the funds’ portfolio teams throughout the year. The Trustees concluded that Putnam Management generally provides a high-quality investment process — as measured by the experience and skills of the individuals assigned to the management of fund portfolios, the resources made available to such personnel, and in general the ability of Putnam Management to attract and retain high-quality personnel — but also recognize that this does not guarantee favorable investment results for every fund in every time period. The Trustees considered the investment performance of each fund over multiple time periods and considered information comparing each fund’s performance with various benchmarks and with the performance of competitive funds.

The Trustees noted the satisfactory investment performance of many Putnam funds. They also noted the disappointing investment performance of certain funds in recent years and discussed with senior management of Putnam Management the factors contributing to such underperformance and actions being taken to improve performance. The Trustees recognized that, in recent years, Putnam Management has made significant changes in its investment personnel and processes and in the fund product line to address areas of underperformance. In particular, they noted the important contributions of Putnam Management’s leadership in attracting, retaining and supporting high-quality investment professionals and in systematically implementing an investment process that seeks to merge the best features of fundamental and quantitative analysis. The Trustees indicated their intention to continue to monitor performance trends to assess the effectiveness of these changes and to evaluate whether additional changes to address areas of underperformance are warranted.

In the case of your fund, the Trustees considered that your fund’s class A share cumulative total return performance at net asset value was in the following percentiles of its Lipper Inc. peer group (Lipper General Municipal Debt Funds) (compared using tax-adjusted performance to recognize the different federal income tax treatment for capital gains distributions and exempt-interest distributions) for the one-, three- and five-year periods ended

19

March 31, 2006 (the first percentile being the best performing funds and the 100th percentile being the worst performing funds):

One-year period	Three-year period	Five-year period

37th	19th	32nd

(Because of the passage of time, these performance results may differ from the performance results for more recent periods shown elsewhere in this report. Over the one-, three- and five-year periods ended March 31, 2006, there were 256, 249, and 220 funds, respectively, in your fund’s Lipper peer group.* Past performance is no guarantee of future performance.)

As a general matter, the Trustees concluded that cooperative efforts between the Trustees and Putnam Management represent the most effective way to address investment performance problems. The Trustees noted that investors in the Putnam funds have, in effect, placed their trust in the Putnam organization, under the oversight of the funds’ Trustees, to make appropriate decisions regarding the management of the funds. Based on the responsiveness of Putnam Management in the recent past to Trustee concerns about investment performance, the Trustees concluded that it is preferable to seek change within Putnam Management to address performance shortcomings. In the Trustees’ view, the alternative of terminating a management contract and engaging a new investment adviser for an underperforming fund would entail significant disruptions and would not provide any greater assurance of improved investment performance.

Brokerage and soft-dollar allocations; other benefits

The Trustees considered various potential benefits that Putnam Management may receive in connection with the services it provides under the management contract with your fund. These include benefits related to brokerage and soft-dollar allocations, whereby a portion of the commissions paid by a fund for brokerage may be used to acquire research services that may be useful to Putnam Management in managing the assets of the fund and of other clients. The Trustees indicated their continued intent to monitor the potential benefits associated with the allocation of fund brokerage to ensure that the principle of seeking “best price and execution” remains paramount in the portfolio trading process.

The Trustees’ annual review of your fund’s management contract also included the review of its distributor’s contract and distribution plan with Putnam Retail Management Limited Partnership and the custodian agreement and investor servicing agreement with Putnam Fiduciary Trust Company, all of which provide benefits to affiliates of Putnam Management.

Comparison of retail and institutional fee schedules

The information examined by the Trustees as part of their annual contract review has included for many years information regarding fees charged by Putnam Management and its affiliates to institutional clients such as defined benefit pension plans, college endowments, etc. This information included comparison of such fees with fees charged to the funds, as well as a detailed assessment of the differences in the services provided to these two types of clients. The Trustees observed, in this regard, that the differences in fee rates between institutional clients and the mutual funds are by no means uniform when examined by individual asset sectors, suggesting that differences in the pricing of investment management services to these types of clients reflect to a substantial degree historical competitive forces operating in separate market places. The Trustees considered the fact that fee rates across all asset sectors are higher on average for mutual funds than for institutional clients, as well as the differences between the services that Putnam Management provides to the Putnam funds and those that it provides to institutional clients of the firm, but did not rely on such comparisons to any significant extent in concluding that the management fees paid by your fund are reasonable.

* The percentile rankings for your fund’s class A share annualized total return performance in the Lipper General Municipal Debt Funds category for the one-, five- and ten-year periods ended September 30, 2006, were 63%, 46%, and 40%, respectively. Over the one-, five- and ten-year periods ended September 30, 2006, the fund ranked 160th out of 256, 101st out of 220, and 58th out of 145 funds, respectively. Unlike the information above, these rankings reflect performance before taxes. Note that this more recent information was not available when the Trustees approved the continuance of your fund’s management contract.

20

Other information for shareholders

Putnam’s policy on confidentiality

In order to conduct business with our shareholders, we must obtain certain personal information such as account holders’ addresses, telephone numbers, Social Security numbers, and the names of their financial advisors. We use this information to assign an account number and to help us maintain accurate records of transactions and account balances. It is our policy to protect the confidentiality of your information, whether or not you currently own shares of our funds, and in particular, not to sell information about you or your accounts to outside marketing firms. We have safeguards in place designed to prevent unauthorized access to our computer systems and procedures to protect personal information from unauthorized use. Under certain circumstances, we share this information with outside vendors who provide services to us, such as mailing and proxy solicitation. In those cases, the service providers enter into confidentiality agreements with us, and we provide only the information necessary to process transactions and perform other services related to your account. We may also share this information with our Putnam affiliates to service your account or provide you with information about other Putnam products or services. It is also our policy to share account information with your financial advisor, if you’ve listed one on your Putnam account. If you would like clarification about our confidentiality policies or have any questions or concerns, please don’t hesitate to contact us at 1-800-225-1581, Monday through Friday, 8:30 a.m. to 7:00 p.m., or Saturdays from 9:00 a.m. to 5:00 p.m. Eastern Time.

Proxy voting

Putnam is committed to managing our mutual funds in the best interests of our shareholders. The Putnam funds’ proxy voting guidelines and procedures, as well as information regarding how your fund voted proxies relating to portfolio securities during the 12-month period ended June 30, 2006, are available on the Putnam Individual Investor Web site, www.putnam.com/individual, and on the SEC’s Web site, www.sec.gov. If you have questions about finding forms on the SEC’s Web site, you may call the SEC at 1-800-SEC-0330. You may also obtain the Putnam funds’ proxy voting guidelines and procedures at no charge by calling Putnam’s Shareholder Services at 1-800-225-1581.

Fund portfolio holdings

The fund will file a complete schedule of its portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. Shareholders may obtain the fund’s Forms N-Q on the SEC’s Web site at www.sec.gov. In addition, the fund’s Forms N-Q may be reviewed and copied at the SEC’s Public Reference Room in Washington, D.C. You may call the SEC at 1-800-SEC-0330 for information about the SEC’s Web site or the operation of the Public Reference Room.

21

Financial statements

These sections of the report, as well as the accompanying Notes, preceded by the Report of Independent Registered Public Accounting Firm, constitute the fund’s financial statements.

The fund’s portfolio lists all the fund’s investments and their values as of the last day of the reporting period. Holdings are organized by asset type and industry sector, country, or state to show areas of concentration and diversification.

Statement of assets and liabilities shows how the fund’s net assets and share price are determined. All investment and noninvestment assets are added together. Any unpaid expenses and other liabilities are subtracted from this total. The result is divided by the number of shares to determine the net asset value per share, which is calculated separately for each class of shares. (For funds with preferred shares, the amount subtracted from total assets includes the liquidation preference of preferred shares.)

Statement of operations shows the fund’s net investment gain or loss. This is done by first adding up all the fund’s earnings — from dividends and interest income — and subtracting its operating expenses to determine net investment income (or loss). Then, any net gain or loss the fund realized on the sales of its holdings — as well as any unrealized gains or losses over the period — is added to or subtracted from the net investment result to determine the fund’s net gain or loss for the fiscal year.

Statement of changes in net assets shows how the fund’s net assets were affected by the fund’s net investment gain or loss, by distributions to shareholders, and by changes in the number of the fund’s shares. It lists distributions and their sources (net investment income or realized capital gains) over the current reporting period and the most recent fiscal year-end. The distributions listed here may not match the sources listed in the Statement of operations because the distributions are determined on a tax basis and may be paid in a different period from the one in which they were earned.

Financial highlights provide an overview of the fund’s investment results, per-share distributions, expense ratios, net investment income ratios, and portfolio turnover in one summary table, reflecting the five most recent reporting periods. In a semiannual report, the highlight table also includes the current reporting period.

22

Report of Independent Registered Public Accounting Firm

The Board of Trustees and Shareholders
Putnam Tax Exempt Income Fund:

We have audited the accompanying statement of assets and liabilities of Putnam Tax Exempt Income Fund, including the fund’s portfolio, as of September 30, 2006, and the related statement of operations for the year then ended, the statements of changes in net assets for each of the two years in the period then ended and the financial highlights for each of the five years in the period then ended. These financial statements and financial highlights are the responsibility of the fund’s management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of September 30, 2006, by correspondence with the custodian and brokers or by other appropriate auditing procedures. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Putnam Tax Exempt Income Fund as of September 30, 2006, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the five years in the period then ended, in conformity with U.S. generally accepted accounting principles.

Boston, Massachusetts
November 9, 2006

23

The fund’s portfolio 9/30/06

Key to abbreviations

AMBAC AMBAC Indemnity Corporation

CIFG CIFG Assurance North America, Inc

COP Certificate of Participation

FGIC Financial Guaranty Insurance Company

FHLMC Coll. Federal Home Loan Mortgage Corporation Collateralized

FNMA Coll. Federal National Mortgage Association Collateralized

FSA Financial Security Assurance

GNMA Coll. Government National Mortgage Association Collateralized

G.O. Bonds General Obligation Bonds

MBIA MBIA Insurance Company

PSFG Permanent School Fund Guaranteed

U.S. Govt. Coll. U.S. Government Collateralized

VRDN Variable Rate Demand Notes

XLCA XL Capital Assurance

MUNICIPAL BONDS AND NOTES (97.2%)*

	Rating **	Principal amount	Value

Alabama (0.2%)
AL Hsg. Fin. Auth. Rev.
Bonds (Single Fam.
Mtge.), Ser. A-1,
GNMA Coll., FNMA
Coll., 6.05s, 4/1/17	Aaa	$1,575,000	$1,623,116
U. of AL Rev. Bonds
(Hosp. Birmingham),
Ser. A, AMBAC,
5s, 9/1/14	Aaa	500,000	535,740
			2,158,856

Alaska (0.2%)
AK State Hsg. Fin. Corp.
Rev. Bonds, Ser. A,
4.4s, 12/1/31	Aaa	2,705,000	2,709,166

Arizona (2.1%)
Casa Grande, Indl. Dev.
Auth. Rev. Bonds
(Casa Grande Regl.
Med. Ctr.), Ser. A,
7 5/8s, 12/1/29	BB-/P	3,250,000	3,621,443
Cochise Cnty., Indl. Dev.
Auth. Rev. Bonds
(Sierra Vista Regl. Hlth.
Ctr.), Ser. A,
6.2s, 12/1/21	BB+/P	6,060,000	6,496,562
Mesa, Util. Syst.
Rev. Bonds, FGIC
7 1/4s, 7/1/12
(Prerefunded)	Aaa	6,365,000	7,563,530
7 1/4s, 7/1/12	Aaa	3,635,000	4,317,399
Phoenix, Indl. Dev.
Auth. VRDN (Valley
of the Sun YMCA),
3.85s, 1/1/31	A-1+	1,000,000	1,000,000

MUNICIPAL BONDS AND NOTES (97.2%)* continued

	Rating **	Principal amount	Value

Arizona continued
Queen Creek, Special
Assmt. Bonds (Impt.
Dist. No. 001), 5s,
1/1/26	Baa2	$725,000	$741,168
Scottsdale, Indl. Dev.
Auth. Hosp. Rev.
Bonds (Scottsdale Hlth.
Care), 5.8s, 12/1/31
(Prerefunded)	A3	1,500,000	1,665,735
			25,405,837

Arkansas (0.6%)
AR Dev. Fin. Auth. Rev.
Bonds, Ser. B, GNMA
Coll., FNMA Coll., 3 3/4s,
1/1/26	AAA	1,460,000	1,456,233
AR State Hosp. Dev. Fin.
Auth. Rev. Bonds
(Washington Regl. Med.
Ctr.), 7 3/8s, 2/1/29
(Prerefunded)	Baa2	3,900,000	4,352,010
Springdale, Sales & Use
Tax Rev. Bonds,
FSA, 4.05s, 7/1/26	AAA	1,500,000	1,497,900
			7,306,143

California (8.9%)
CA Infrastructure & Econ.
Dev. Bank Rev.
Bonds (Science Ctr.
Phase II), Ser. B,
FGIC, 5s, 5/1/23	AAA	640,000	685,741
CA State G.O. Bonds
MBIA, 5 3/4s, 12/1/11	Aaa	225,000	244,877
MBIA, 5 1/4s, 10/1/13	AAA	1,125,000	1,238,839
5 1/8s, 4/1/23	A+	3,000,000	3,188,670
5.1s, 2/1/34	A+	3,000,000	3,066,390
CA State Dept. of
Wtr. Resources Rev.
Bonds, Ser. A
6s, 5/1/15
(Prerefunded)	Aaa	14,500,000	16,448,510
AMBAC, 5 1/2s,
5/1/16 (Prerefunded)	Aaa	15,000,000	16,638,750
AMBAC, 5 1/2s,
5/1/15	Aaa	33,000,000	36,323,100
AMBAC, 5 1/2s,
5/1/13 #	Aaa	11,500,000	12,688,755
5 1/2s, 5/1/11	A2	500,000	538,415
CA State Econ. Recvy.
G.O. Bonds, Ser. A,
5s, 7/1/16	AA+	6,000,000	6,349,440
CA Statewide Cmnty.
Dev. Auth. Multi-Fam.
Rev. Bonds (Hsg. Equity
Res.), Ser. B,
5.2s, 12/1/29	A-	150,000	154,748

24

MUNICIPAL BONDS AND NOTES (97.2%)* continued

	Rating **	Principal amount	Value

California continued
CA Statewide Cmntys.
Dev. Auth. Rev. Bonds
(Huntington Memorial
Hosp.), 5s, 7/1/21	A+	$1,000,000	$1,055,720
Chula Vista, Indl. Dev.
Rev. Bonds (San Diego
Gas), Ser. B, 5s, 12/1/27	A1	200,000	208,686
Golden State Tobacco
Securitization Corp.
Rev. Bonds
(Tobacco Settlement),
Ser. B, AMBAC,
FHLMC Coll., FNMA
Coll., 5s, 6/1/38
(Prerefunded)	Aaa	530,000	572,909
Ser. 03 A-1, 5s, 6/1/21	BBB	2,255,000	2,264,922
Rancho Mirage,
JT Powers Fin. Auth. Rev.
Bonds (Eisenhower Med.
Ctr.), 5 7/8s, 7/1/26	A3	1,200,000	1,339,140
Rancho Santiago, Cmnty.
Coll. Dist. G.O.
Bonds, FSA, 5s, 9/1/14	Aaa	1,000,000	1,092,700
San Bernardino, City
U. School Dist. G.O.
Bonds, Ser. A, FSA,
5s, 8/1/28	Aaa	5,005,000	5,285,130
			109,385,442

Colorado (0.3%)
CO Springs, Hosp.
Rev. Bonds
6 3/8s, 12/15/30	A3	1,890,000	2,074,653
6 3/8s, 12/15/30
(Prerefunded)	A3	1,860,000	2,072,207
			4,146,860

Connecticut (0.9%)
CT State Dev. Auth. Poll.
Control Rev.
Bonds (Western MA),
Ser. A, 5.85s, 9/1/28	Baa2	3,000,000	3,158,910
Mashantucket, Western
Pequot Tribe 144A
Rev. Bonds, Ser. A,
6.4s, 9/1/11
(Prerefunded)	Aaa	7,435,000	7,669,500
			10,828,410

Delaware (—%)
GMAC Muni. Mtge. Trust
144A sub. notes,
Ser. A1-2, 4.9s,
10/31/39	A3	500,000	516,135

District of Columbia (3.8%)
DC G.O. Bonds, Ser. A
6s, 6/1/26
(Prerefunded)	A+	38,175,000	39,542,429

MUNICIPAL BONDS AND NOTES (97.2%)* continued

	Rating **	Principal amount	Value

District of Columbia continued
DC G.O. Bonds, Ser. A
FSA, 5s, 6/1/26	Aaa	$5,005,000	$5,292,838
DC Tobacco Settlement
Fin. Corp. Rev.
Bonds, 6 1/4s, 5/15/24	BBB	240,000	255,650
DC Wtr. & Swr. Auth.
Pub. Util. Rev.
Bonds, FGIC, 5s, 10/1/33	Aaa	1,000,000	1,043,720
District of Columbia G.O.
Bonds, Ser. A, MBIA
5s, 6/1/15	AAA	340,000	350,673
5s, 6/1/15
(Prerefunded)	AAA	170,000	175,698
			46,661,008

Florida (3.7%)
FL Hsg. Fin. Corp. Rev.
Bonds, Ser. 3, 5s,
1/1/36	Aa2	1,930,000	1,998,920
Flagler Cnty., School
Board COP, Ser. A,
FSA, 5s, 8/1/19	Aaa	500,000	535,305
Halifax, Hosp. Med. Ctr.
Rev. Bonds, Ser. A,
U.S. Govt. Coll.,
7 1/4s, 10/1/29
(Prerefunded)	AAA/F	5,530,000	6,361,214
Hernando Cnty., Rev.
Bonds (Criminal
Justice Complex Fin.),
FGIC, 7.65s, 7/1/16	Aaa	18,500,000	24,270,150
Highlands Cnty., Hlth.
Fac. Auth. Rev.
Bonds (Adventist Hlth.),
Ser. A, 5s, 11/15/23	A+	200,000	209,532
Lee Cnty., Indl. Dev.
Auth. Hlth. Care
Fac. Rev. Bonds (Shell
Point Village), Ser. A,
5 1/2s, 11/15/29	BBB-	2,650,000	2,717,284
Miami Beach, Hlth. Fac.
Auth. Hosp. Rev.
Bonds (Mount Sinai
Med. Ctr.), Ser. A,
6.7s, 11/15/19	Ba1	3,700,000	4,097,417
North Broward, Hosp.
Dist. Rev. Bonds
6s, 1/15/31
(Prerefunded)	A3	70,000	76,885
6s, 1/15/31	A3	5,000	5,405
Oakstead, Cmnty. Dev.
Dist. Cap. Impt.
Rev. Bonds, Ser. A, 7.2s,
5/1/32	BB+/P	1,170,000	1,298,232
Tampa, Util. Tax & Special
Rev. Bonds,
AMBAC, 6s, 10/1/07	Aaa	2,500,000	2,560,375

25

MUNICIPAL BONDS AND NOTES (97.2%)* continued

	Rating **	Principal amount	Value

Florida continued
U. Central FL Assn., Inc.
COP, Ser. A,
FGIC, 5 1/4s, 10/1/34	Aaa	$500,000	$536,380
			44,667,099

Georgia (3.6%)
Atlanta, Arpt. Rev.
Bonds, Ser. A, FGIC,
5.6s, 1/1/30
(Prerefunded)	Aaa	1,000,000	1,071,430
Burke Cnty., Poll.
Control Dev. Auth.
Mandatory Put Bonds
(GA Power Co.),
4.45s, 12/1/08	A2	5,000,000	5,085,200
GA Muni. Elec. Pwr.
Auth. Rev. Bonds
Ser. B, FGIC,
8 1/4s, 1/1/11	Aaa	10,000,000	11,774,400
Ser. 05-Y, AMBAC,
6.4s, 1/1/13	Aaa	20,280,000	22,730,230
Ser. 05-Y, AMBAC,
6.4s, 1/1/13
(Prerefunded)	Aaa	220,000	244,383
Ser. Y, AMBAC,
U.S. Govt. Coll., 6.4s,
1/1/13 (Prerefunded)	Aaa	1,200,000	1,343,700
Richmond Cnty., Dev.
Auth. Rev. Bonds
(Amt.-Intl. Paper Co.),
Ser. A, 6 1/4s, 2/1/25	BBB	1,950,000	2,069,477
			44,318,820

Hawaii (0.2%)
HI State Hsg. & Cmnty.
Dev. Corp. Rev.
Bonds (Single Fam.
Mtge.), Ser. B, 3.7s,
1/1/22	Aaa	2,705,000	2,686,714

Idaho (—%)
Madison Cnty., Hosp.
COP, 5 1/8s, 9/1/13	BBB-	250,000	260,838

Illinois (1.4%)
Cook Cnty., G.O. Bonds,
Ser. B, MBIA, 5s,
11/15/29	Aaa	1,250,000	1,315,463
IL Edl. Fac. Auth. Rev.
Bonds (Northwestern
U.), 5s, 12/1/33	Aaa	2,250,000	2,343,218
IL State G.O. Bonds,
FSA, 5 3/8s, 10/1/12	Aaa	1,650,000	1,804,721
IL State Toll Hwy. Auth.
Rev. Bonds,
Ser. A-1, FSA, 5s, 1/1/22	Aaa	11,000,000	11,815,320
			17,278,722

MUNICIPAL BONDS AND NOTES (97.2%)* continued

	Rating **	Principal amount	Value

Indiana (0.6%)
Brownsburg, 1999
School Bldg. Corp. Rev.
Bonds (First Mtge.),
Ser. B, FSA, 5s,
7/15/21	AAA	$1,500,000	$1,604,325
IN State Dev. Fin. Auth.
Env. Impt. Rev. Bonds
(USX Corp.),
5.6s, 12/1/32	Baa1	4,150,000	4,334,385
IN U. Rev. Bonds
(IN U. Fac.), AMBAC,
5 1/4s, 11/15/23	Aaa	700,000	761,096
Indianapolis, Local Pub.
Impt. Board Rev.
Bonds, Ser. D, FGIC,
5s, 1/1/13	Aaa	645,000	691,685
			7,391,491

Iowa (1.2%)
IA Fin. Auth. Rev. Bonds
(Single Fam. Mtge.),
Ser. D, GNMA Coll.,
FNMA Coll.,
5s, 1/1/36	Aaa	3,470,000	3,579,340
IA Fin. Auth. Hlth. Care
Fac. Rev. Bonds
(Care Initiatives)
9 1/4s, 7/1/25
(Prerefunded)	AAA/P	6,685,000	8,356,250
9.15s, 7/1/09
(Prerefunded)	AAA/P	50,000	54,691
Tobacco Settlement
Auth. of IA Rev. Bonds
Ser. C, 5 3/8s, 6/1/38	BBB	750,000	766,875
Ser. B, zero %, 6/1/34	BBB	2,500,000	2,429,725
			15,186,881

Kansas (0.5%)
Lawrence, Hosp. Rev.
Bonds, 5 1/8s, 7/1/26	A3	1,000,000	1,059,310
Olathe, Hlth. Fac. VRDN
(Olathe Med.
Ctr.), Ser. A, AMBAC,
3.85s, 9/1/32	A-1+	3,770,000	3,770,000
Salina, Hosp. Rev. Bonds
(Salina Regl. Hlth.),
5s, 10/1/19	A1	750,000	795,360
			5,624,670

Louisiana (0.5%)
Ernest N. Morial-New
Orleans, Exhibit Hall
Auth. Special Tax,
Ser. A, AMBAC,
5 1/4s, 7/15/20	Aaa	2,000,000	2,119,040

26

MUNICIPAL BONDS AND NOTES (97.2%)* continued

	Rating **	Principal amount	Value

Louisiana continued
Ernest N. Morial-New
Orleans, Exhibit Hall
Auth. Special Tax Bonds,
Ser. A, AMBAC,
5 1/4s, 7/15/21	Aaa	$500,000	$528,855
LA Local Govt. Env. Fac.
Cmnty. Dev. Auth.
Rev. Bonds (Cypress
Apts.), Ser. A, GNMA
Coll., 5 1/2s, 4/20/38	Aaa	250,000	269,700
Tobacco Settlement Fin.
Corp. Rev. Bonds,
Ser. 01-B, 5 1/2s,
5/15/30	BBB	2,500,000	2,618,900
			5,536,495

Maryland (0.7%)
Howard Cnty., Rev.
Bonds, Ser. A, U.S.
Govt. Coll., 8s, 5/15/29
(Prerefunded)	AAA	5,000,000	5,840,950
MD State Hlth. &
Higher Edl. Fac. Auth.
Rev. Bonds
(Medstar Hlth.),
5 3/4s, 8/15/14	Baa1	1,500,000	1,660,605
(Peninsula Regl. Med.
Ctr.), 5s, 7/1/16	A2	1,200,000	1,299,984
			8,801,539

Massachusetts (4.0%)
MA Dev. Fin. Agcy. Rev.
Bonds, Ser. A,
MBIA, 5 1/2s, 1/1/11	Aaa	1,500,000	1,604,400
MA State G.O. Bonds,
Ser. B, 5s, 8/1/24
(Prerefunded)	Aa2	6,255,000	6,798,372
MA State Hlth. & Edl.
Fac. Auth. Rev. Bonds
(Jordan Hosp.),
Ser. E, 6 3/4s, 10/1/33	BBB-	2,200,000	2,420,990
(UMass Memorial),
Ser. C, 6 5/8s, 7/1/32	Baa2	4,500,000	4,978,665
(Med. Ctr. of Central
MA), AMBAC,
6.55s, 6/23/22	Aaa	5,950,000	6,199,484
(Partners Hlth. Care
Syst.), Ser. C,
5 3/4s, 7/1/21	Aa2	5,000,000	5,438,200
(Caritas Christian
Oblig. Group), Ser. A,
5 5/8s, 7/1/20	BBB	1,645,000	1,713,465
(Milton Hosp.), Ser. C,
5 1/2s, 7/1/16	BBB-	100,000	103,529
(New England Med.
Ctr. Hosp.), Ser. H,
FGIC, 5s, 5/15/11	Aaa	1,000,000	1,058,550

MUNICIPAL BONDS AND NOTES (97.2%)* continued

	Rating **	Principal amount	Value

Massachusetts continued
MA State Port Auth.
Rev. Bonds, 13s,
7/1/13 (Prerefunded)	AAA/P	$5,215,000	$7,000,147
MA State Special Oblig.
Dedicated Tax Rev.
Bonds, FGIC, FHLMC
Coll., FNMA Coll.,
5 1/4s, 1/1/24
(Prerefunded)	Aaa	10,000,000	10,969,500
			48,285,302

Michigan (1.1%)
Detroit, G.O. Bonds,
Ser. A-1, AMBAC,
5 1/4s, 4/1/24	Aaa	500,000	532,120
Flint, Hosp. Bldg. Auth.
Rev. Bonds
(Hurley Med. Ctr.),
6s, 7/1/20	Ba1	400,000	423,484
MI State Hosp. Fin.
Auth. Rev. Bonds
(Oakwood Hosp.),
Ser. A, 5 3/4s, 4/1/32	A2	3,000,000	3,198,630
MI State Hsg. Dev.
Auth. Rev. Bonds,
Ser. A, 3.9s, 6/1/30	AA+	2,400,000	2,393,064
MI State Hsg. Dev.
Auth. Ltd. Oblig. Rev.
Bonds (Parkway
Meadows), FSA, 4s,
10/15/10	Aaa	1,005,000	1,017,311
MI State Strategic Fund
Solid Waste Disp.
Rev. Bonds (SD Warren
Co.), Ser. C,
7 3/8s, 1/15/22	BB/P	5,000,000	5,110,400
MI State U. VRDN,
Ser. 00-A, 3.72s,
8/15/30	VMIG1	1,000,000	1,000,000
			13,675,009

Minnesota (0.7%)
Cohasset, Poll. Control
Rev. Bonds
(Allete, Inc.),
4.95s, 7/1/22	A	1,250,000	1,281,413
Martin Cnty., Hosp.
Rev. Bonds (Fairmont
Cmnty. Hosp. Assn.),
6 5/8s, 9/1/22	BBB-/P	4,010,000	4,266,640
MN State Higher Ed.
Fac. Auth. VRDN (St.
Olaf College), Ser. 5-M2,
3.85s, 10/1/20	VMIG1	1,025,000	1,025,000
MN State Hsg. Fin. Agcy.
Rev. Bonds (Res.
Hsg.), Ser. H, 4.3s,
1/1/13	Aa1	670,000	674,703

27

MUNICIPAL BONDS AND NOTES (97.2%)* continued

	Rating **	Principal amount	Value

Minnesota continued
U. of MN VRDN, Ser. C,
3.72s, 12/1/36
(Prerefunded)	VMIG1	$1,000,000	$1,000,000
			8,247,756

Mississippi (0.4%)
MS Home Corp. Rev.
Bonds (Single Fam.
Mtge.)
Ser. G, GNMA Coll.,
FNMA Coll., 6.7s,
11/1/29	Aaa	720,000	750,089
Ser. B-2, GNMA Coll.,
FNMA Coll., 6.45s,
12/1/33	Aaa	2,800,000	2,914,996
Ser. B, GNMA Coll.,
FNMA Coll., 5 1/2s,
6/1/36	Aaa	1,395,000	1,461,388
			5,126,473

Missouri (2.2%)
Cape Girardeau Cnty.,
Indl. Dev. Auth.
Hlth. Care Fac. Rev.
Bonds (St. Francis
Med. Ctr.), Ser. A
5 1/2s, 6/1/32	A+	3,250,000	3,469,668
5 1/2s, 6/1/27	A+	3,250,000	3,467,718
MO Hsg. Dev. Comm.
Rev. Bonds
(Home Ownership),
Ser. B, GNMA Coll.,
FNMA Coll., 5.8s, 9/1/35	AAA	2,385,000	2,554,335
MO State Hlth. & Edl.
Fac. Auth. Rev.
Bonds (Washington U.),
Ser. A, 5s, 2/15/33	AAA	9,500,000	9,903,940
MO State Hlth. & Edl.
Fac. Auth. Rev.
Bonds (BJC Hlth. Syst.),
5 1/4s, 5/15/32	Aa2	4,050,000	4,252,622
MO State Hlth. & Edl.
Fac. Auth. VRDN (St.
Francis Med. Ctr.), Ser. A,
3.85s, 6/1/26	A–1+	1,355,000	1,355,000
MO State Hsg. Dev.
Comm. Mtge. Rev. Bonds
(Single Fam. Mtge.),
Ser. D-2, GNMA Coll.,
FNMA Coll.,
6 1/2s, 9/1/29	AAA	240,000	244,850
(Single Fam. Mtge.),
Ser. B-2, GNMA Coll.,
FNMA Coll.,
6.4s, 9/1/29	AAA	595,000	617,253

MUNICIPAL BONDS AND NOTES (97.2%)* continued

	Rating **	Principal amount	Value

Missouri continued
MO State Hsg. Dev.
Comm. Mtge. Rev. Bonds
(Single Fam.
Homeowner Loan),
Ser. C, GNMA
Coll., FNMA Coll.,
5.6s, 9/1/35	AAA	$960,000	$1,018,205
MO State Hsg. Dev.
Comm. Single Fam. Mtge.
Rev. Bonds (Home
Ownership Loan), Ser. B,
GNMA Coll., FNMA Coll.
3.85s, 9/1/10	AAA	145,000	144,372
3.6s, 9/1/09	AAA	160,000	158,595
			27,186,558

Nevada (0.3%)
Clark Cnty., Local Impt.
Dist. Special
Assmt. Bonds (No. 142),
6.1s, 8/1/18	BB-/P	1,750,000	1,814,960
Clark Cnty., Passenger
Fac. Rev. Bonds
(Las Vegas-McCarran
Intl. Arpt.), Ser. A,
AMBAC, 6.15s, 7/1/07	Aaa	1,590,000	1,619,781
Washoe Cnty., Arpt.
Auth. Rev. Bonds, FSA,
5s, 7/1/11	Aaa	500,000	529,120
			3,963,861

New Hampshire (2.8%)
NH Higher Ed. & Hlth.
Fac. Auth. Rev.
Bonds (Lakes Region
Hosp. Assn.), 6 1/4s,
1/1/18 (Prerefunded)	BBB-/P	2,600,000	2,732,834
NH Higher Edl. & Hlth.
Fac. Auth. Rev.
Bonds (Lakes Region
Hosp. Assn.), 5 3/4s,
1/1/08 (Prerefunded)	BBB-/P	750,000	760,673
NH Hlth. & Ed. Fac.
Auth. Rev. Bonds
(Hlth. Care Syst.-
Covenant Hlth.),
6 1/8s, 7/1/31	A	4,000,000	4,365,120
NH State Bus. Fin.
Auth. Poll. Control
Rev. Bonds,
3 1/2s, 7/1/27	Baa2	2,500,000	2,454,475
NH State Hsg. Fin.
Auth. Single Family
Rev. Bonds (Mtge.
Acquisition), Ser. C,
5.85s, 1/1/35	Aa2	1,885,000	1,991,107
NH State Tpk. Syst.
Rev. Bonds, FGIC,
6.806s, 11/1/17	Aaa	21,000,000	21,469,980
			33,774,189

28

MUNICIPAL BONDS AND NOTES (97.2%)* continued

	Rating **	Principal amount	Value

New Jersey (4.4%)
Middlesex Cnty., Impt.
Auth. Lease Rev.
Bonds (Perth Amboy
Muni. Complex), FGIC,
5s, 3/15/31	Aaa	$3,500,000	$3,674,790
NJ Econ. Dev. Auth.
Rev. Bonds
(Cedar Crest Vlg., Inc.),
Ser. A, 7 1/4s,
11/15/31	BB-/P	2,150,000	2,343,887
(Cigarette Tax),
5 1/2s, 6/15/24	Baa2	7,300,000	7,689,017
(Motor Vehicle),
Ser. A, MBIA,
5s, 7/1/27	Aaa	8,000,000	8,462,080
NJ Hlth. Care Fac. Fin.
Auth. Rev. Bonds
(Trinitas Hosp. Oblig.
Group), 7 1/2s,
7/1/30	Baa3	1,400,000	1,545,698
(South Jersey Hosp.),
6s, 7/1/12	Baa1	5,000,000	5,438,600
(Atlantic City Med.
Ctr.), 5 3/4s, 7/1/25	A2	500,000	532,315
NJ State Rev. Bonds
(Trans. Syst.),
Ser. C, AMBAC,
zero %, 12/15/24	Aaa	17,860,000	8,017,890
NJ State Trans. Trust
Fund Auth. Rev.
Bonds (Trans. Syst.)
Ser. B, MBIA,
6 1/2s, 6/15/10	Aaa	6,250,000	6,871,813
Ser. A, 5 5/8s, 6/15/14
(Prerefunded)	Aaa	3,000,000	3,381,450
Tobacco Settlement Fin.
Corp. Rev. Bonds
6 3/4s, 6/1/39	BBB	2,000,000	2,241,620
6 3/8s, 6/1/32	BBB	1,775,000	1,948,471
6 1/8s, 6/1/42	BBB	1,500,000	1,608,855
			53,756,486

New Mexico (0.2%)
Farmington, Poll. Control
VRDN (AZ Pub.
Service Co.), Ser. B,
3.85s, 9/1/24	P-1	400,000	400,000
NM Mtge. Fin. Auth.
Rev. Bonds (Single
Fam. Mtge.)
Ser. B-2, GNMA Coll.,
FNMA Coll., FHLMC
Coll., 6.1s, 7/1/29	AAA	1,565,000	1,569,398
Ser. D-2, GNMA Coll.,
FNMA Coll., FHLMC
Coll., 5.64s, 9/1/33	AAA	770,000	795,841
			2,765,239

MUNICIPAL BONDS AND NOTES (97.2%)* continued

	Rating **	Principal amount	Value

New York (16.6%)
Long Island, Pwr. Auth.
NY Elec. Syst.
Rev. Bonds, Ser. D, MBIA,
5s, 9/1/20	Aaa	$500,000	$539,705
Metro. Trans. Auth.
Rev. Bonds, Ser. B,
MBIA, 5s, 11/15/28	Aaa	500,000	525,300
Nassau Cnty., Hlth.
Care Syst. Rev. Bonds,
FSA
6s, 8/1/15
(Prerefunded)	Aaa	5,000,000	5,421,000
6s, 8/1/14
(Prerefunded)	Aaa	4,410,000	4,781,322
NY City, G.O. Bonds
Ser. B, MBIA,
6 1/2s, 8/15/10	Aaa	13,235,000	14,602,176
Ser. B, 5 1/2s, 12/1/12	AA-	6,475,000	7,026,929
Ser. G, 5 1/4s, 8/1/16	AA-	625,000	691,669
Ser. M, 5s, 4/1/24	AA-	7,225,000	7,618,401
Ser. J/J-1, 5s, 6/1/21	AA-	250,000	267,165
Ser. I-1, 5s, 4/1/19	AA-	75,000	80,507
NY City, Indl. Dev.
Agcy. Rev. Bonds
(Queens Baseball
Stadium - Pilot)
5s, 1/1/26	Aaa	540,000	577,481
5s, 1/1/25	Aaa	3,000,000	3,210,810
5s, 1/1/23	Aaa	300,000	321,858
NY City, Indl. Dev.
Agcy. Civic Fac. Rev.
Bonds (Polytechnic U.),
6s, 11/1/20	BB+	4,250,000	4,526,760
NY City, Indl. Dev.
Agcy. Special Arpt.
Fac. Rev. Bonds
(Airis JFK I LLC),
Ser. A, 6s, 7/1/27	Baa3	11,500,000	11,885,480
NY City, Indl. Dev.
Agcy. Special Fac.
Rev. Bonds (British
Airways PLC), 5 1/4s,
12/1/32	Ba2	200,000	193,362
NY City, Muni. Wtr. &
Swr. Fin. Auth. Rev.
Bonds
Ser. D, 5s, 6/15/37	AA+	10,850,000	11,363,531
Ser. B, AMBAC,
5s, 6/15/28	Aaa	7,000,000	7,399,490
NY City, State Dorm.
Auth. Lease Rev.
Bonds (Court Fac.),
6s, 5/15/39
(Prerefunded)	A+	2,800,000	3,056,284
NY State Dorm. Auth.
Rev. Bonds
(Construction City
U. Syst.), Ser. A, 6s,
7/1/20	AA-	10,900,000	12,902,112

29

MUNICIPAL BONDS AND NOTES (97.2%)* continued

	Rating **	Principal amount	Value

New York continued
(State U. Edl. Fac.),
MBIA, 6s, 5/15/16	Aaa	$7,500,000	$8,173,125
(State U. Edl. Fac.),
MBIA, 6s, 5/15/15	Aaa	7,000,000	7,630,700
(U. Syst. Construction),
Ser. A, 5 3/4s, 7/1/18	AA-	12,485,000	14,259,618
(State U. Edl. Fac.),
Ser. A, 5 1/2s,
5/15/19	AA-	23,100,000	25,944,072
(North Shore Long
Island Jewish Group),
5 3/8s, 5/1/23	A3	1,400,000	1,486,996
(Brooklyn Law School),
Ser. B, XLCA,
5 3/8s, 7/1/22	Aaa	1,000,000	1,092,840
(Rochester Inst. of
Tech.), Ser. A,
AMBAC,
5 1/4s, 7/1/19	Aaa	285,000	320,882
(Columbia U.), Ser. A,
5s, 7/1/18	Aaa	8,250,000	9,049,343
NY State Dorm. Auth.
Cap. Appn. Rev. Bonds
(State U.), Ser. B, MBIA,
zero %, 5/15/09	Aaa	23,000,000	20,876,870
NY State Hwy. & Bridge
Auth. Rev. Bonds,
Ser. B, FGIC, 5 1/2s,
4/1/10 (Prerefunded)	Aaa	1,500,000	1,598,295
NY State Hwy. Auth.
Rev. Bonds (Hwy. &
Bridge Trust Fund),
Ser. B, FGIC, 5s, 4/1/17	AAA	5,000,000	5,441,450
NY State Thruway Auth.
State Personal
Income Tax Rev. Bonds,
Ser. A, 5s, 3/15/21	AAA	3,250,000	3,506,198
Port Auth. NY & NJ
Rev. Bonds
(Kennedy Intl. Arpt. —
5th Installment),
6 3/4s, 10/1/19	BB+/P	2,200,000	2,235,046
(Kennedy Intl. Arpt. —
4th Installment),
6 3/4s, 10/1/11	BB+/P	75,000	76,195
Syracuse, G.O. Bonds
(Pub. Impt.), Ser. A, FSA
6s, 4/15/13
(Prerefunded)	Aaa	1,200,000	1,256,796
6s, 4/15/12
(Prerefunded)	Aaa	1,150,000	1,204,430
6s, 4/15/11
(Prerefunded)	Aaa	1,075,000	1,125,880
6s, 4/15/10
(Prerefunded)	Aaa	1,025,000	1,073,513
			203,343,591

MUNICIPAL BONDS AND NOTES (97.2%)* continued

	Rating **	Principal amount	Value

North Carolina (6.6%)
NC Eastern Muni. Pwr.
Agcy. Syst. Rev. Bonds
Ser. C, MBIA,
7s, 1/1/13	Aaa	$11,680,000	$13,285,533
Ser. D, 6 3/4s, 1/1/26	Baa2	5,000,000	5,475,300
Ser. B, FGIC, 6s, 1/1/22	Aaa	25,300,000	30,577,833
AMBAC, 6s, 1/1/18	Aaa	7,000,000	8,284,990
Ser. A, 5 3/4s, 1/1/26	Baa2	5,000,000	5,283,650
NC Med. Care Comm.
Retirement Fac. Rev.
Bonds
(United Methodist
Home), 7 1/8s, 10/1/23
(Prerefunded)	BB+/P	3,000,000	3,322,530
(First Mtge.-Forest
at Duke), 6 3/8s,
9/1/32	BB+/P	3,000,000	3,164,700
NC State Muni. Pwr.
Agcy. Rev. Bonds (No.
1, Catawba Elec.)
Ser. B, 6 1/2s, 1/1/20	A3	10,000,000	10,910,400
Ser. A, 5 1/2s, 1/1/13	A3	200,000	216,412
			80,521,348

Ohio (2.1%)
Cleveland, Parking Fac.
Rev. Bonds, FSA,
5 1/4s, 9/15/22	Aaa	600,000	686,256
Cuyahoga Cnty., Rev.
Bonds, Ser. A, 6s,
1/1/32	Aa3	3,000,000	3,323,250
Franklin Cnty., Rev.
Bonds (Online
Computer Library Ctr.),
5s, 4/15/11	A	500,000	519,475
Kent State U. VRDN,
MBIA, 3.72s, 5/1/31	VMIG1	1,890,000	1,890,000
Miami Cnty., Hosp. Fac.
Rev. Bonds (Upper
Valley Med. Ctr.)
5 1/4s, 5/15/21	A-	1,000,000	1,065,190
5 1/4s, 5/15/18	A-	500,000	533,000
Middletown, City School
Dist. G.O. Bonds
(School Impt.), FGIC,
5s, 12/1/24	Aaa	2,430,000	2,564,355
Midview, Local School
Dist. COP (Elementary
School Bldg. Fac.),
5 1/4s, 11/1/30	A	3,500,000	3,688,055
OH State Higher Edl.
Fac. Mandatory Put
Bonds (Kenyon College)
5.05s, 7/1/16	A+	1,000,000	1,073,940
4.95s, 7/1/15	A+	5,000,000	5,320,650
OH State Higher Edl.
Fac. Rev. Bonds (Case
Western Reserve U.),
5 1/2s, 10/1/22	AA-	1,000,000	1,086,980

30

MUNICIPAL BONDS AND NOTES (97.2%)* continued

	Rating **	Principal amount	Value

Ohio continued
OH State Wtr. Dev.
Auth. Poll. Control
Fac. Rev. Bonds,
6.1s, 8/1/20	Baa2	$3,250,000	$3,363,230
U. of Cincinnati Rev.
Bonds, Ser. D,
AMBAC, 5s, 6/1/23	Aaa	500,000	529,970
			25,644,351

Oklahoma (1.5%)
Grand River Dam Auth.
Rev. Bonds, Ser. A,
FSA, 5s, 6/1/12	Aaa	3,750,000	4,016,438
OK Dev. Fin. Auth. Rev.
Bonds (Hillcrest
Hlth. Care Syst.), Ser. A,
5 5/8s, 8/15/19
(Prerefunded)	Aaa	4,000,000	4,252,240
OK Hsg. Fin. Agcy.
Single Fam. Rev. Bonds
(Homeowner Loan),
Ser. D-2, GNMA Coll.,
FNMA Coll.,
7.1s, 9/1/26	Aaa	590,000	617,347
(Homeownership
Loan), Ser. C-2,
GNMA Coll., FNMA
Coll., 5.7s, 9/1/35	Aaa	1,475,000	1,557,364
(Homeownership
Loan), Ser. B,
4.2s, 9/1/25	Aaa	950,000	943,930
OK State Indl. Dev.
Auth. Rev. Bonds
(Hlth. Syst.), Ser. A, MBIA
5 3/4s, 8/15/29	AAA	3,470,000	3,665,500
5 3/4s, 8/15/29
(Prerefunded)	AAA	2,530,000	2,698,068
			17,750,887

Oregon (0.2%)
OR State Hsg. & Cmnty.
Svcs. Dept. Rev.
Bonds (Single Fam. Mtge.),
Ser. J, 4.7s, 7/1/30	Aa2	2,960,000	2,963,345

Pennsylvania (4.8%)
Allegheny Cnty.,
Sanitation Auth. Swr.
Rev. Bonds, MBIA
5 1/2s, 12/1/30
(Prerefunded)	Aaa	850,000	917,771
5 1/2s, 12/1/30	Aaa	150,000	160,758
Beaver Cnty., Indl.
Dev. Auth. Poll.
Control Mandatory Put
Bonds (Cleveland
Elec.), 3 3/4s, 10/1/08	Baa2	3,200,000	3,193,920

MUNICIPAL BONDS AND NOTES (97.2%)* continued

	Rating **	Principal amount	Value

Pennsylvania continued
Carbon Cnty., Indl.
Dev. Auth. Rev. Bonds
(Panther Creek Partners),
6.65s, 5/1/10	BBB-	$5,580,000	$5,837,126
Lancaster Cnty., Hosp.
Auth. Rev. Bonds
(Gen. Hosp.),
5 1/2s, 3/15/26	A+	2,000,000	2,140,280
Lehigh Cnty., Gen.
Purpose Auth. Rev.
Bonds (Lehigh Valley
Hosp. Hlth. Network),
Ser. A, 5 1/4s, 7/1/32	A1	2,000,000	2,098,680
Monroe Cnty., Hosp.
Auth. Rev. Bonds
(Pocono Med. Ctr.),
6s, 1/1/43	BBB+	2,125,000	2,280,593
PA Econ. Dev. Fin.
Auth. Rev. Bonds
(Amtrak), Ser. A ,
6 1/4s, 11/1/31	A3	1,000,000	1,085,360
PA Econ. Dev. Fin.
Auth. Resource Recvy.
Rev. Bonds, Ser. A,
6.4s, 1/1/09	B+	12,700,000	12,703,556
PA State Pub. School
Bldg. Auth. Rev.
Bonds (Philadelphia
School Dist.), FSA,
5 1/4s, 6/1/25	Aaa	9,280,000	9,934,890
Philadelphia Auth.
for Indl. Dev. Rev.
Bonds, Ser. B, FSA,
5 1/4s, 10/1/10	Aaa	1,485,000	1,579,892
Philadelphia, G.O.
Bonds, CIFG, 5s, 8/1/23	Aaa	6,000,000	6,417,720
Philadelphia, Hosp. &
Higher Ed. Fac.
Auth. Rev. Bonds
(Graduate Hlth. Syst.),
7 1/4s, 7/1/10
(In default) †	D/P	5,459,248	55
Philadelphia, School Dist.
G.O. Bonds, Ser. A,
AMBAC, 5s, 8/1/22	Aaa	6,000,000	6,373,320
Philadelphia, Wtr. &
Waste Wtr. Rev. Bonds
Ser. B, 5 1/4s, 11/1/14	AAA	500,000	543,220
Ser. A, FSA, 5s, 7/1/24	Aaa	3,000,000	3,185,160
York Cnty., G.O. Bonds,
AMBAC, 5s, 6/1/21	Aaa	485,000	513,664
			58,965,965

Puerto Rico (1.5%)
Cmnwlth. of PR, G.O.
Bonds (Pub. Impt.)
Ser. B, 5 1/4s, 7/1/32	BBB	4,600,000	4,903,002
Ser. A, 5 1/4s, 7/1/30	BBB	250,000	267,080

31

MUNICIPAL BONDS AND NOTES (97.2%)* continued

	Rating **	Principal amount	Value

Puerto Rico continued
Cmnwlth. of PR, Govt.
Dev. Bank Rev. Bonds
Ser. AA, 5s, 12/1/16	BBB	$3,095,000	$3,327,032
Ser. B, 5s, 12/1/13	BBB	250,000	266,055
Cmnwlth. of PR, Hwy.
& Trans. Auth. Rev. Bonds
Ser. B, MBIA, 5 7/8s,
7/1/35 (Prerefunded)	Aaa	3,240,000	3,537,108
Ser. K, 5s, 7/1/17	BBB+	2,900,000	3,089,950
Ser. K, 5s, 7/1/13	BBB+	500,000	531,690
PR Indl. Tourist Edl.
Med. & Env. Control
Fac. Rev. Bonds (Cogen.
Fac.-AES),
6 5/8s, 6/1/26	Baa3	250,000	274,185
PR Muni. Fin. Agcy. G.O.
Bonds, Ser. A,
5s, 8/1/10	BBB	2,270,000	2,361,912
			18,558,014

South Carolina (1.2%)
Florence Cnty., Hosp.
Rev. Bonds (McLeod
Regl. Med. Ctr.), Ser. A,
FSA, 5 1/4s, 11/1/23	Aaa	500,000	540,600
Florence Cnty., Indl.
Dev. Auth. Rev. Bonds
(Stone Container Corp.),
7 3/8s, 2/1/07	B/P	1,345,000	1,355,020
Greenwood Cnty.,
Hosp. Rev. Bonds
(Memorial Hosp.),
5 1/2s, 10/1/26	A2	2,000,000	2,114,140
Lexington Cnty. Hlth.
Svcs. Dist. Inc. Hosp.
Rev. Bonds, 5 1/2s, 5/1/37	A2	1,000,000	1,072,170
SC Hsg. Fin. & Dev.
Auth. Mtge. Rev.
Bonds, Ser. A-2,
AMBAC, 5s, 7/1/35	Aaa	1,940,000	1,999,810
SC Tobacco Settlement
Rev. Mgt. Rev. Bonds,
Ser. B, 6 3/8s, 5/15/30	BBB	7,000,000	8,037,540
			15,119,280

South Dakota (0.6%)
SD Hsg. Dev. Auth. Rev.
Bonds (Home Ownership
Mtge.), Ser. J,
4.55s, 5/1/18	AAA	1,000,000	1,034,550
SD State Hlth. & Edl.
Fac. Auth. Rev.
Bonds (Sioux Valley Hosp.
& Hlth. Syst.),
Ser. A, 5 1/2s, 11/1/31	A1	1,500,000	1,610,010

MUNICIPAL BONDS AND NOTES (97.2%)* continued

	Rating **	Principal amount	Value

South Dakota continued
Will Cnty., Cmnty.
Construction G.O. Bonds
(School Dist. No. 30-C
Troy Twp.), Ser. B, FSA,
5 1/4s, 2/1/19	Aaa	$4,185,000	$4,558,428
			7,202,988

Tennessee (1.3%)
Elizabethton, Hlth. & Edl.
Fac. Board Rev.
Bonds (Hosp. Ref. &
Impt.), Ser. B,
8s, 7/1/33	Baa2	3,000,000	3,544,680
Johnson City, Hlth. & Edl.
Fac. Board Hosp. Rev.
Bonds (Mountain States
Hlth.), Ser. A,
7 1/2s, 7/1/25	BBB+	5,000,000	5,848,600
Memphis-Shelby Cnty.,
Arpt. Auth. Rev.
Bonds (Federal Express
Corp.), 5.05s, 9/1/12	Baa2	5,000,000	5,281,750
Shelby Cnty., Hlth. Edl.
& Hsg. Fac. Hosp.
Board Rev. Bonds
(Methodist Hlth. Care)
6 1/2s, 9/1/26
(Prerefunded)	AAA/P	310,000	356,739
6 1/2s, 9/1/26
(Prerefunded)	AAA/P	190,000	218,646
			15,250,415

Texas (6.5%)
Abilene, Hlth. Fac. Dev.
Corp. Rev. Bonds
(Sears Methodist
Retirement), Ser. A,
5 7/8s, 11/15/18	BB/P	4,250,000	4,346,305
Dallas, Indpt. School
Dist. G.O. Bonds,
PSFG, 5s, 2/15/21	Aaa	12,500,000	13,085,250
Edgewood, Indpt. School
Dist. Bexar Cnty.
G.O. Bonds, Ser. A,
PSFG, 5s, 2/15/29	Aaa	1,035,000	1,082,921
Gateway, Pub. Fac. Corp.
Rev. Bonds (Stonegate
Villas Apt.), FNMA Coll.,
4.55s, 7/1/34	Aaa	1,500,000	1,556,400
Harris Cnty., Hlth. Fac.
Dev. Corp. Hosp. Rev.
Bonds (Memorial
Hermann Hlth. Care
Syst.), Ser. A,
5 1/4s, 12/1/18	A+	950,000	1,019,607
Houston, Wtr. & Swr.
Rev. Bonds (Jr. Lien), FSA,
5s, 12/1/30 (Prerefunded) Aaa		1,000,000	1,072,670

32

MUNICIPAL BONDS AND NOTES (97.2%)* continued

	Rating **	Principal amount	Value

Texas continued
Laredo, Intl., Toll Bridge
Rev. Bonds,
Ser. B, FSA, 5s, 10/1/16	Aaa	$750,000	$815,025
Lower CO River Auth.
Rev. Bonds, 5 1/4s,
1/1/15 (Prerefunded)	A+/F	5,080,000	5,398,465
Mission Cons. Indpt.
School Dist. G.O.
Bonds, PSF, 5s, 2/15/23	Aaa	840,000	895,566
Northside Indpt. School
Dist. G.O. Bonds,
PSFG, 5s, 2/15/24	Aaa	1,705,000	1,793,848
Pflugerville, Indpt. School
Dist. G.O.
Bonds, PSFG, 5s,
2/15/29	Aaa	5,000,000	5,231,500
Plano, Indpt. School
Dist. G.O. Bonds,
PSFG, 5s, 2/15/29	Aaa	1,705,000	1,783,942
Sam Rayburn Muni.
Pwr. Agcy. Rev. Bonds,
6s, 10/1/21	Baa2	2,500,000	2,661,300
San Antonio, Elec.
& Gas Rev. Bonds,
5 3/8s, 2/1/19
(Prerefunded)	AAA	1,500,000	1,622,610
Spring, Indpt. School
Dist. G.O. Bonds,
PSFG, 5s, 2/15/24	Aaa	500,000	526,055
TX State Rev. Bonds,
6.2s, 9/30/11	Aa1	20,800,000	22,769,968
TX State Indl. Dev. Corp.
Rev. Bonds (Arco
Pipelines Co.),
7 3/8s, 10/1/20	Aa1	6,500,000	8,568,885
TX State Tpk. Auth.
Rev. Bonds (Central
Texas Tpk. Syst.), Ser. A,
AMBAC, 5 1/2s, 8/15/39	Aaa	1,000,000	1,079,830
TX Technical University
Revenues Rev.
Bonds (Fin. Syst.),
Ser. 7th, MBIA
5s, 8/15/08	Aaa	1,000,000	1,026,070
5s, 8/15/07	Aaa	1,000,000	1,012,360
West Harris Cnty., Regl.
Wtr. Auth. Syst.
Rev. Bonds, AMBAC,
5s, 12/15/24	Aaa	2,040,000	2,172,376
			79,520,953

Utah (2.2%)
Intermountain Power
Agency Rev. Bonds (UT
State Pwr. Supply), Ser. B,
MBIA, 6 1/2s, 7/1/09	Aaa	19,065,000	20,541,394

MUNICIPAL BONDS AND NOTES (97.2%)* continued

	Rating **	Principal amount	Value

Utah continued
Salt Lake City, Hosp.
Rev. Bonds (IHC
Hosp. Inc.), Ser. A,
8 1/8s, 5/15/15
(Prerefunded)	AAA	$5,000,000	$5,924,100
			26,465,494

Vermont (0.2%)
VT Hsg. Fin. Agcy.
Rev. Bonds
Ser. 22, FSA,
5s, 11/1/34	Aaa	995,000	1,020,741
(Single Fam.), Ser. 23,
FSA, 5s, 5/1/34	Aaa	1,175,000	1,203,353
			2,224,094

Virgin Islands (0.3%)
VI Pub. Fin. Auth. Rev.
Bonds, FGIC
5s, 10/1/24	Aaa	250,000	269,783
5s, 10/1/23	Aaa	3,000,000	3,242,520
			3,512,303

Virginia (2.3%)
Henrico Cnty., Econ.
Dev. Auth. Rev. Bonds
(United Methodist),
Ser. A, 6 1/2s, 6/1/22	BB+/P	4,000,000	4,273,920
Henrico Cnty., Indl.
Dev. Auth. Rev.
Bonds, FSA,
5.929s, 8/23/27	Aaa	20,000,000	23,393,000
			27,666,920

Washington (2.0%)
Cowlitz Cnty., Pub. Util.
Rev. Bonds
(Dist. No. 1 Production
Syst.), FGIC
5s, 9/1/25	Aaa	695,000	731,585
5s, 9/1/24	Aaa	615,000	647,792
Tobacco Settlement
Auth. of WA Rev. Bonds
6 5/8s, 6/1/32	BBB	905,000	999,192
6 1/2s, 6/1/26	BBB	2,225,000	2,446,187
WA State G.O. Bonds
(Motor Vehicle Fuel),
Ser. B, MBIA, 5s,
7/1/24	Aaa	5,270,000	5,574,395
Ser. A, FSA, 5s, 7/1/23	Aaa	10,035,000	10,635,070
WA State Hlth. Care Fac.
Auth. Rev. Bonds
(Kadlec Med. Ctr.),
Ser. A, 5s, 12/1/21	AAA	2,000,000	2,119,200

33

MUNICIPAL BONDS AND NOTES (97.2%)* continued

	Rating **	Principal amount	Value

Washington continued
WA State Hsg. Fin.
Comm. Rev. Bonds
(Single Family Program),
Ser. 2A, GNMA
Coll., FNMA Coll.,
5s, 12/1/25	Aaa	$1,215,000	$ 1,255,059
			24,408,480

West Virginia (0.5%)
Econ. Dev. Auth. Lease
Rev. Bonds
(Correctional Juvenile
Safety), Ser. A,
MBIA, 5s, 6/1/29	Aaa	6,200,000	6,525,748

Wisconsin (1.3%)
Badger Tobacco
Settlement Asset
Securitization Corp.
Rev. Bonds,
6 3/8s, 6/1/32	BBB	10,615,000	11,477,681
WI Hsg. & Econ. Dev.
Auth. Rev. Bonds
(Home Ownership),
Ser. D, 4 7/8s, 3/1/36	Aa2	1,960,000	2,013,822
Wilmot, Unified High
School Dist. G.O.
Bonds, Ser. B, FSA,
5s, 3/1/24	Aaa	2,000,000	2,142,420
			15,633,923

Total municipal bonds and notes (cost $1,115,493,229)			$1,188,930,098

PREFERRED STOCKS (1.1%)*

		Shares	Value

Charter Mac. Equity
Trust 144A Ser. A,
6.625% cum. pfd.	BBB-/P	4,000,000	$4,242,840
MuniMae Tax Exempt
Bond Subsidiary, LLC
144A Ser. A, 6.875%
cum. pfd.	A3	6,000,000	6,402,660
MuniMae Tax Exempt
Bond Subsidiary, LLC
144A Ser. B, 7 3/4s
cum. pfd.	Baa1	2,000,000	2,224,520

Total preferred stocks (cost $12,000,000)			$12,870,020

CORPORATE BONDS AND NOTES (0.3%)* (cost $3,500,000)

		Principal amount	Value

GMAC Muni. Mtge.
Trust 144A
sub. notes Ser. A1-1,
4.15s, 2039	A3	$3,500,000	$3,489,920

TOTAL INVESTMENTS
Total investments (cost $1,130,993,229)			$1,205,290,038

* Percentages indicated are based on net assets of $1,223,626,586.

** The Moody’s or Standard & Poor’s ratings indicated are believed to be the most recent ratings available at September 30, 2006 for the securities listed. Ratings are generally ascribed to securities at the time of issuance. While the agencies may from time to time revise such ratings, they undertake no obligation to do so, and the ratings do not necessarily represent what the agencies would ascribe to these securities at September 30, 2006. Securities rated by Putnam are indicated by “/P” . Securities rated by Fitch are indicated by “/F”. Ratings are not covered by the Report of Independent Registered Public Accounting Firm. Security ratings are defined in the Statement of Additional Information.

† Non-income-producing security.

# A portion of this security was pledged and segregated with the custodian to cover margin requirements for futures contracts at September 30, 2006.

At September 30, 2006, liquid assets totaling $2,241,452 have been designated as collateral for open forward commitments.

144A after the name of an issuer represents securities exempt from registration under Rule 144A under the Securities Act of 1933, as amended. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers.

The rates shown on VRDN and Mandatory Put Bonds, are the current interest rates at September 30, 2006.

The dates shown on Mandatory Put Bonds are the next mandatory put dates.

The dates shown on debt obligations other than Mandatory Put Bonds are the original maturity dates.

The fund had the following industry group concentrations greater than 10% at September 30, 2006 (as a percentage of net assets):
Utilities and Power	25.2%
Health care	15.5
The fund had the following insurance concentrations greater than 10% at September 30, 2006 (as a percentage of net assets):
AMBAC	11.9%
FGIC	11.0
MBIA	10.9

34

	FUTURES CONTRACTS OUTSTANDING at 9/30/06

				Number of		Expiration	Unrealized
				contracts	Value	date	depreciation

	U.S. Treasury Note 10 yr (Short)			208	$22,477,000	Dec-06	$(178,963)

	INTEREST RATE SWAP CONTRACTS OUTSTANDING at 9/30/06

				Payments	Payments		Unrealized
	Swap counterparty /		Termination	made by	received by		appreciation/
	Notional amount		date	fund per annum	fund per annum		(depreciation)

	Merrill Lynch Capital Services, Inc.
	$32,085,000	(E)	11/22/16	4.1735%	3 month U.S. Bond
					Market Association
					Municipal Swap Index		$(1,102,672)

	22,224,000	(E)	11/22/16	3 month USD-LIBOR-BBA	5.711%		929,630

	Total						$ (173,042)

(E)	See Note 1 to the financial statements regarding extended effective dates.

The accompanying notes are an integral part of these financial statements.

35

Statement of assets and liabilities 9/30/06

ASSETS
Investments in securities, at value (Note 1):
Unaffiliated issuers, (identified cost $1,130,993,229)	$1,205,290,038

Cash	6,712,623

Interest and other receivables	17,539,026

Receivable for shares of the fund sold	412,310

Receivable for securities sold	1,772,204

Receivable for variation margin (Note 1)	19,500

Unrealized appreciation on swap contracts (Note 1)	929,630

Total assets	1,232,675,331

LIABILITIES
Distributions payable to shareholders	1,454,389

Payable for securities purchased	2,241,452

Payable for shares of the fund repurchased	1,665,525

Payable for compensation of Manager (Note 2)	1,543,948

Payable for investor servicing and custodian fees (Note 2)	37,139

Payable for Trustee compensation and expenses (Note 2)	199,298

Payable for administrative services (Note 2)	3,799

Payable for distribution fees (Note 2)	636,669

Unrealized depreciation on swap contracts (Note 1)	1,102,672

Other accrued expenses	163,854

Total liabilities	9,048,745

Net assets	$1,223,626,586

REPRESENTED BY
Paid-in capital (Unlimited shares authorized) (Notes 1 and 4)	$1,165,218,286

Distribution in excess of net investment income (Note 1)	(1,014,359)

Accumulated net realized loss on investments (Note 1)	(14,522,145)

Net unrealized appreciation of investments	73,944,804

Total — Representing net assets applicable to capital shares outstanding	$1,223,626,586

COMPUTATION OF NET ASSET VALUE AND OFFERING PRICE
Net asset value and redemption price per class A share ($1,166,380,250 divided by 132,733,642 shares)	$8.79

Offering price per class A share (100/96.25 of $8.79)*	$9.13

Net asset value and offering price per class B share ($43,124,805 divided by 4,903,566 shares)**	$8.79

Net asset value and offering price per class C share ($9,209,562 divided by 1,046,504 shares)**	$8.80

Net asset value and redemption price per class M share ($4,911,969 divided by 557,314 shares)	$8.81

Offering price per class M share (100/96.75 of $8.81)***	$9.11

* On single retail sales of less than $100,000. On sales of $100,000 or more the offering price is reduced.

** Redemption price per share is equal to net asset value less any applicable contingent deferred sales charge.

*** On single retail sales of less than $50,000. On sales of $50,000 or more the offering price is reduced.

36

Statement of operations Year ended 9/30/06

INTEREST INCOME	$ 63,727,093

EXPENSES
Compensation of Manager (Note 2)	6,301,826

Investor servicing fees (Note 2)	619,569

Custodian fees (Note 2)	157,244

Trustee compensation and expenses (Note 2)	67,744

Administrative services (Note 2)	33,273

Distribution fees — Class A (Note 2)	2,414,988

Distribution fees — Class B (Note 2)	433,644

Distribution fees — Class C (Note 2)	90,610

Distribution fees — Class M (Note 2)	25,842

Non-recurring costs (Notes 2 and 5)	2,365

Costs assumed by Manager (Notes 2 and 5)	(2,365)

Other	283,348

Total expenses	10,428,088

Expense reduction (Note 2)	(217,338)

Net expenses	10,210,750

Net investment income	53,516,343

Net realized gain on investments (Notes 1 and 3)	3,546,849

Net realized loss on futures contracts (Note 1)	(355,072)

Net realized gain on swap contracts (Note 1)	396,882

Net unrealized depreciation of investments, futures contracts and swap contracts during the year	(11,467,334)

Net loss on investments	(7,878,675)

Net increase in net assets resulting from operations	$ 45,637,668

The accompanying notes are an integral part of these financial statements.

37

Statement of changes in net assets

DECREASE IN NET ASSETS

	Year ended	Year ended
	9/30/06	9/30/05

Operations:
Net investment income	$ 53,516,343	$ 57,854,975

Net realized gain on investments	3,588,659	9,958,283

Net unrealized depreciation of investments	(11,467,334)	(11,981,974)

Net increase in net assets resulting from operations	45,637,668	55,831,284

Distributions to shareholders: (Note 1)

From ordinary income

Class A	(305,400)	(541,295)

Class B	(13,928)	(29,270)

Class C	(2,277)	(3,969)

Class M	(1,339)	(2,458)

From tax-exempt income

Class A	(50,945,978)	(54,540,890)

Class B	(1,846,532)	(2,376,642)

Class C	(313,478)	(337,267)

Class M	(204,840)	(220,693)

Redemption fees (Note 1)	49	49

Decrease from capital share transactions (Note 4)	(85,915,243)	(86,308,017)

Total decrease in net assets	(93,911,298)	(88,529,168)

NET ASSETS
Beginning of year	1,317,537,884	1,406,067,052

End of year (including distributions in excess of net investment income of $1,014,359
and $658,695, respectively)	$1,223,626,586	$1,317,537,884

The accompanying notes are an integral part of these financial statements.

38

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39

Financial highlights (For a common share outstanding throughout the period)

INVESTMENT OPERATIONS:					LESS DISTRIBUTIONS:					RATIOS AND SUPPLEMENTAL DATA:

			Net						Total			Ratio of net
	Net asset		realized and	Total	From			Net asset	return	Net	Ratio of	investment
	value,	Net	unrealized	from	net			value,	at net	assets,	expenses to	income (loss)	Portfolio
	beginning	investment	gain (loss) on	investment	investment	Total	Redemption	end	asset	end of period	average net	to average	turnover
Period ended	of period	income (loss)	investments	operations	income	distributions	fees	of period	value (%)(a)	(in thousands)	assets (%)(b)	net assets (%)	(%)

CLASS A
September 30, 2006	$8.84	.37	(.05)	.32	(.37)	(.37)	—(c)	$8.79	3.79	$1,166,380.79		4.28	12.41
September 30, 2005	8.85	.38	(.01)	.37	(.38)	(.38)	—(c)	8.84	4.28	1,243,915.79		4.29	13.13
September 30, 2004	8.86	.39	(.01)	.38	(.39)	(.39)	—	8.85	4.45	1,318,059.83		4.48	32.64
September 30, 2003	8.88	.42	(.02)	.40	(.42)	(.42)	—	8.86	4.62	1,602,849.82		4.80	24.20
September 30, 2002	8.84	.45	.03	.48	(.44)	(.44)	—	8.88	5.67	1,704,023.81		5.09	17.70

CLASS B
September 30, 2006	$8.84	.32	(.05)	.27	(.32)	(.32)	—(c)	$8.79	3.11	$43,125	1.44	3.63	12.41
September 30, 2005	8.86	.32	(.02)	.30	(.32)	(.32)	—(c)	8.84	3.48	58,550	1.44	3.64	13.13
September 30, 2004	8.86	.33	—	.33	(.33)	(.33)	—	8.86	3.90	72,214	1.48	3.84	32.64
September 30, 2003	8.88	.36	(.02)	.34	(.36)	(.36)	—	8.86	3.92	103,996	1.47	4.16	24.20
September 30, 2002	8.84	.39	.03	.42	(.38)	(.38)	—	8.88	4.93	116,854	1.46	4.45	17.70

CLASS C
September 30, 2006	$8.85	.30	(.04)	.26	(.31)	(.31)	—(c)	$8.80	2.99	$9,210	1.59	3.48	12.41
September 30, 2005	8.86	.31	(.01)	.30	(.31)	(.31)	—(c)	8.85	3.46	9,724	1.59	3.48	13.13
September 30, 2004	8.86	.32	—	.32	(.32)	(.32)	—	8.86	3.69	9,690	1.63	3.69	32.64
September 30, 2003	8.89	.35	(.03)	.32	(.35)	(.35)	—	8.86	3.68	11,732	1.62	4.00	24.20
September 30, 2002	8.84	.38	.04	.42	(.37)	(.37)	—	8.89	4.95	10,421	1.61	4.30	17.70

CLASS M
September 30, 2006	$8.86	.35	(.05)	.30	(.35)	(.35)	—(c)	$8.81	3.49	$4,912	1.09	3.98	12.41
September 30, 2005	8.88	.35	(.01)	.34	(.36)	(.36)	—(c)	8.86	3.85	5,349	1.09	3.99	13.13
September 30, 2004	8.88	.37	—	.37	(.37)	(.37)	—	8.88	4.26	6,104	1.13	4.18	32.64
September 30, 2003	8.90	.40	(.03)	.37	(.39)	(.39)	—	8.88	4.30	9,191	1.12	4.50	24.20
September 30, 2002	8.86	.42	.04	.46	(.42)	(.42)	—	8.90	5.34	9,318	1.11	4.80	17.70

(a) Total return assumes dividend reinvestment and does not reflect the effect of sales charges.

(b) Includes amounts paid through expense offset arrangements (Note 2).

(c) Amount represents less than $0.01 per share.

The accompanying notes are an integral part of these financial statements.

40	41

Notes to financial statements 9/30/06

Note 1: Significant accounting policies

Putnam Tax Exempt Income Fund (the “fund”), a Massachusetts business trust, which is registered under the Investment Company Act of 1940, as amended, as a diversified, open-end management investment company. The fund seeks as high a level of current income exempt from federal income tax as is consistent with preservation of capital by investing mainly in intermediate to long-term investment-grade bonds.

The fund offers class A, class B, class C and class M shares. Class A and class M shares are sold with a maximum front-end sales charge of 3.75% and 3.25%, respectively, and generally do not pay contingent deferred sales charges. Class B shares, which convert to class A shares after approximately eight years, do not pay a front-end sales charge, and are subject to a contingent deferred sales charge, if those shares are redeemed within six years of purchase. Class C shares have a one year 1.00% contingent deferred sales charge and do not convert to class A shares. The expenses for class A, class B, class C and class M shares may differ based on the distribution fee of each class, which is identified in Note 2.

A 2.00% redemption fee may apply to any shares that are redeemed (either by selling or exchanging into another fund) within 5 days of purchase. The redemption fee is accounted for as an addition to paid-in-capital.

The redemption fees discussed above will be replaced, effective October 2, 2006, by a 1.00% redemption fee on any shares purchased on or after such date that are redeemed (either by selling or exchanging into another fund) within 7 days of purchase.

Investment income, realized and unrealized gains and losses and expenses of the fund are borne pro-rata based on the relative net assets of each class to the total net assets of the fund, except that each class bears expenses unique to that class (including the distribution fees applicable to such classes). Each class votes as a class only with respect to its own distribution plan or other matters on which a class vote is required by law or determined by the Trustees. Shares of each class would receive their pro-rata share of the net assets of the fund, if the fund were liquidated. In addition, the Trustees declare separate dividends on each class of shares.

In the normal course of business, the fund enters into contracts that may include agreements to indemnify another party under given circumstances. The fund’s maximum exposure under these arrangements is unknown as this would involve future claims that may be, but have not yet been, made against the fund. However, the fund expects the risk of material loss to be remote.

The following is a summary of significant accounting policies consistently followed by the fund in the preparation of its financial statements. The preparation of financial statements is in conformity with accounting principles generally accepted in the United States of America and requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities in the financial statements and the reported amounts of increases and decreases in net assets from operations during the reporting period. Actual results could differ from those estimates.

A) Security valuation Tax-exempt bonds and notes are generally valued on the basis of valuations provided by an independent pricing service approved by the Trustees. Such services use information with respect to transactions in bonds, quotations from bond dealers, market transactions in comparable securities and various relationships between securities in determining value. Certain investments are valued at fair value following procedures approved by the Trustees. Such valuations and procedures are reviewed periodically by the Trustees. The fair value of securities is generally determined as the amount that the fund could reasonably expect to realize from an orderly disposition of such securities over a reasonable period of time. By its nature, a fair value price is a good faith estimate of the value of a security at a given point in time and does not reflect an actual market price, which may be different by a material amount.

B) Security transactions and related investment income Security transactions are recorded on the trade date (the date the order to buy or sell is executed). Gains or losses on securities sold are determined on the identified cost basis. Interest income is recorded on the accrual basis. All premiums/discounts are amortized/accreted on a yield-to-maturity basis. The premium in excess of the call price, if any, is amortized to the call date; thereafter, any remaining premium is amortized to maturity. Securities purchased or sold on a forward commitment basis may be settled a month or more after the trade date; interest income is accrued based on the terms of the securities. Losses may arise due to changes in the market value of the underlying securities or if the counterparty does not perform under the contract.

C) Futures and options contracts The fund may use futures and options contracts to hedge against changes in the values of securities the fund owns or expects to purchase, or for other investment purposes. The fund may also write options on swaps or securities it owns or in which it may invest to increase its current returns.

The potential risk to the fund is that the change in value of futures and options contracts may not correspond to the change in value of the hedged instruments. In addition, losses may arise from changes in the value of the underlying instruments, if there is an illiquid secondary market for the contracts, or if the counterparty to the contract is unable to perform. Risks may exceed amounts recognized on the statement of assets and liabilities. When the contract is closed, the fund records a realized gain or loss equal to the difference between the value of the contract at the time it was opened and the value at the time it was closed. Realized gains and losses on purchased options are included in realized gains and losses on investment securities. If a written call option is exercised, the premium originally received is recorded as an addition to sales proceeds. If a written put option is exercised, the premium originally received is recorded as a reduction to the cost of investments.

Futures contracts are valued at the quoted daily settlement prices established by the exchange on which they trade. The fund and the broker agree to exchange an amount of cash equal to the daily fluctuation in the value of the futures contract. Such receipts or payments are known as “variation margin.” Exchange traded options are valued at the last sale price or, if no sales are reported, the last bid price for purchased options and the last ask price for written options. Options traded over-the-counter are valued using prices supplied by dealers. Futures and written option contracts outstanding at period end, if any, are listed after the fund’s portfolio.

D) Interest rate swap contracts The fund may enter into interest rate swap contracts, which are arrangements between two parties to exchange cash flows based on a notional principal amount, to manage the fund’s exposure to interest rates. Interest rate swap contracts are marked to market daily based upon quotations from an independent pricing service or market makers and the change, if any, is recorded as unrealized gain or loss. Payments received or made are recorded as realized gains or loss. Certain interest rate swap contracts may include extended effective

42

dates. Income related to these swap contracts is accrued based on the terms of the contract. The fund could be exposed to credit or market risk due to unfavorable changes in the fluctuation of interest rates or if the counterparty defaults on its obligation to perform. Risk of loss may exceed amounts recognized on the statement of assets and liabilities. Interest rate swap contracts outstanding at period end, if any, are listed after the fund’s portfolio.

E) Federal taxes It is the policy of the fund to distribute all of its income within the prescribed time and otherwise comply with the provisions of the Internal Revenue Code of 1986 (the “Code”) applicable to regulated investment companies. It is also the intention of the fund to distribute an amount sufficient to avoid imposition of any excise tax under Section 4982 of the Code, as amended. Therefore, no provision has been made for federal taxes on income, capital gains or unrealized appreciation on securities held nor for excise tax on income and capital gains.

At September 30, 2006, the fund had a capital loss carryover of $6,210,727 available to the extent allowed by the Code to offset future net capital gain, if any. This capital loss carryover will expire on September 30, 2012.

F) Distributions to shareholders Income dividends are recorded daily by the fund and are paid monthly. Distributions from capital gains, if any, are recorded on the ex-dividend date and paid at least annually. The amount and character of income and gains to be distributed are determined in accordance with income tax regulations which may differ from generally accepted accounting principles. These differences include temporary and permanent differences of dividends payable, defaulted bond interest, and straddle loss deferrals. Reclassifications are made to the fund’s capital accounts to reflect income and gains available for distribution (or available capital loss carryovers) under income tax regulations. For the year ended September 30, 2006, the fund reclassified $238,235 to increase in excess of net investment income with a decrease to accumulated net realized losses of $238,235.

The tax basis components of distributable earnings and the federal tax cost as of September 30, 2006 were as follows:

Unrealized appreciation	$ 80,891,913
Unrealized depreciation	(6,109,883)
———————————————
Net unrealized appreciation	74,782,030
Undistributed tax exempt income	650,127
Capital loss carryforward	(6,210,727)
Cost for federal income tax purposes	$1,130,508,008

Note 2: Management fee, administrative services and other transactions

Putnam Management is paid for management and investment advisory services quarterly based on the average net assets of the fund. Such fee is based on the lesser of an annual rate of 0.50% of the average net assets of the fund or the following annual rates expressed as a percentage of the fund’s average net assets: 0.60% of the first $500 million, 0.50% of the next $500 million, 0.45% of the next $500 million, 0.40% of the next $5 billion, 0.375% of the next $5 billion, 0.355% of the next $5 billion, 0.34% of the next $5 billion and 0.33% thereafter.

Putnam Management has agreed to waive fees and reimburse expenses of the fund through September 30, 2007, to the extent necessary to ensure that the fund’s expenses do not exceed the simple average of the expenses of all front-end load funds viewed by Lipper Inc. as having the same investment classification or objective as the fund. The expense reimbursement is based on a comparison of the fund’s expenses with the average annualized operating expenses of the funds in its Lipper peer group for each calendar quarter during the fund’s last fiscal year, excluding 12b-1 fees and without giving effect to any expense offset and brokerage service arrangements that may reduce fund expenses. For the year ended September 30, 2006, Putnam Management did not waive any of its management fee from the fund.

For the year ended September 30, 2006, Putnam Management has assumed $2,365 of legal, shareholder servicing and communication, audit and Trustee fees incurred by the fund in connection with certain legal and regulatory matters (including those described in Note 5).

The fund reimburses Putnam Management an allocated amount for the compensation and related expenses of certain officers of the fund and their staff who provide administrative services to the fund. The aggregate amount of all such reimbursements is determined annually by the Trustees.

Custodial functions for the fund’s assets are provided by Putnam Fiduciary Trust Company (“PFTC”), a subsidiary of Putnam, LLC. PFTC receives fees for custody services based on the fund’s asset level, the number of its security holdings and transaction volumes. Putnam Investor Services, a division of PFTC, provides investor servicing agent functions to the fund. Putnam Investor Services receives fees for investor servicing based on the number of shareholder accounts in the fund and the level of defined contribution plan assets in the fund. During the year ended September 30, 2006, the fund incurred $776,813 for these services.

The fund has entered into an arrangement with PFTC whereby credits realized as a result of uninvested cash balances are used to reduce a portion of the fund’s expenses. For the year ended September 30, 2006, the fund’s expenses were reduced by $217,338 under these arrangements.

Each independent Trustee of the fund receives an annual Trustee fee, of which $485, as a quarterly retainer, has been allocated to the fund, and an additional fee for each Trustees meeting attended. Trustees receive additional fees for attendance at certain committee meetings, industry seminars and for certain compliance-related matters. Trustees also are reimbursed for expenses they incur relating to their services as Trustees. George Putnam, III, who is not an independent Trustee, also receives the foregoing fees for his services as Trustee.

The fund has adopted a Trustee Fee Deferral Plan (the “Deferral Plan”) which allows the Trustees to defer the receipt of all or a portion of Trustees fees payable on or after July 1, 1995. The deferred fees remain invested in certain Putnam funds until distribution in accordance with the Deferral Plan.

The fund has adopted an unfunded noncontributory defined benefit pension plan (the “Pension Plan”) covering all Trustees of the fund who have served as a Trustee for at least five years and were first elected prior to 2004. Benefits under the Pension Plan are equal to 50% of the Trustee’s average annual attendance and retainer fees for the three years ended December 31, 2005. Pension expense for the fund is included in Trustee compensation and expenses in the statement of operations. Accrued pension liability is included in Payable for Trustee compensation and expenses in the statement of assets and liabilities. The Trustees have terminated the Pension Plan with respect to any Trustee first elected after 2003.

The fund has adopted distribution plans (the “Plans”) with respect to its class A, class B, class C and class M shares pursuant to rule 12b-1 under the

43

Investment Company Act of 1940. The purpose of the Plans is to compensate Putnam Retail Management, a wholly-owned subsidiary of Putnam, LLC and Putnam Retail Management GP, Inc., for services provided and expenses incurred in distributing shares of the fund. The Plans provide for payments by the fund to Putnam Retail Management at an annual rate of up to 0.35%, 1.00%, 1.00% and 1.00% of the average net assets attributable to class A, class B, class C and class M shares, respectively. The Trustees have approved payment by the fund at the annual rate of 0.85%, 1.00% and 0.50% for class B, class C and class M shares, respectively. For class A shares, the annual payment rate will equal the weighted average of 0.20% on the net assets of the fund attributable to class A shares purchased and paid for prior to April 1, 2005 and 0.25% on all other net assets of the fund attributable to class A shares.

For the year ended September 30, 2006, Putnam Retail Management, acting as underwriter, received net commissions of $44,312 and $458 from the sale of class A and class M shares, respectively, and received $49,227 and $2,761 in contingent deferred sales charges from redemptions of class B and class C shares, respectively.

A deferred sales charge of up to 1.00% is assessed on certain redemptions of class A shares that were purchased without an initial sales charge as part of an investment of $1 million or more. For the year ended September 30, 2006, Putnam Retail Management, acting as underwriter, received $3,217 on class A redemptions.

Note 3: Purchases and sales of securities

During the year ended September 30, 2006, cost of purchases and proceeds from sales of investment securities other than short-term investments aggregated $149,641,932 and $205,910,375, respectively. There were no purchases or sales of U.S. government securities.

Note 4: Capital shares

At September 30, 2006, there was an unlimited number of shares of beneficial interest authorized. Transactions in capital shares were as follows:

CLASS A	Shares	Amount

Year ended 9/30/06:
Shares sold	6,575,728	$ 57,474,055

Shares issued in connection with
reinvestment of distributions	4,099,815	35,804,938

	10,675,543	93,278,993

Shares repurchased	(18,700,006)	(163,315,443)

Net decrease	(8,024,463)	$ (70,036,450)

Year ended 9/30/05:
Shares sold	5,699,461	$ 50,600,815

Shares issued in connection with
reinvestment of distributions	4,299,336	38,155,455

	9,998,797	88,756,270

Shares repurchased	(18,120,494)	(160,777,010)

Net decrease	(8,121,697)	$ (72,020,740)

CLASS B	Shares	Amount

Year ended 9/30/06:
Shares sold	352,566	$3,086,806

Shares issued in connection with
reinvestment of distributions	131,586	1,150,073

	484,152	4,236,879

Shares repurchased	(2,202,764)	(19,244,990)

Net decrease	(1,718,612)	$(15,008,111)

Year ended 9/30/05:
Shares sold	465,866	$4,139,212

Shares issued in connection with
reinvestment of distributions	173,777	1,542,882

	639,643	5,682,094

Shares repurchased	(2,170,417)	(19,274,990)

Net decrease	(1,530,774)	$(13,592,896)

CLASS C	Shares	Amount

Year ended 9/30/06:
Shares sold	213,751	$ 1,870,849

Shares issued in connection with
reinvestment of distributions	25,348	221,735

	239,099	2,092,584

Shares repurchased	(291,632)	(2,556,731)

Net decrease	(52,533)	$(464,147)

Year ended 9/30/05:
Shares sold	161,318	$1,436,251

Shares issued in connection with
reinvestment of distributions	27,337	242,884

	188,655	1,679,135

Shares repurchased	(182,915)	(1,625,722)

Net increase	5,740	$53,413

CLASS M	Shares	Amount
Year ended 9/30/06:
Shares sold	52,494	$459,213

Shares issued in connection with
reinvestment of distributions	19,465	170,457

	71,959	629,670

Shares repurchased	(118,341)	(1,036,205)

Net decrease	(46,382)	$(406,535)

Year ended 9/30/05:
Shares sold	33,906	$302,147

Shares issued in connection with
reinvestment of distributions	20,550	183,030

	54,456	485,177

Shares repurchased	(138,476)	(1,232,971)

Net decrease	(84,020)	$(747,794)

44

Note 5: Regulatory matters and litigation

Putnam Management has entered into agreements with the Securities and Exchange Commission and the Massachusetts Securities Division settling charges connected with excessive short-term trading by Putnam employees and, in the case of the charges brought by the Massachusetts Securities Division, by participants in some Putnam-administered 401(k) plans. Pursuant to these settlement agreements, Putnam Management will pay a total of $193.5 million in penalties and restitution, with $153.5 million being paid to certain open-end funds and their shareholders. The amount will be allocated to shareholders and funds pursuant to a plan developed by an independent consultant, and will be paid following approval of the plan by the SEC and the Massachusetts Securities Division.

The Securities and Exchange Commission’s and Massachusetts Securities Division’s allegations and related matters also serve as the general basis for numerous lawsuits, including purported class action lawsuits filed against Putnam Management and certain related parties, including certain Putnam funds. Putnam Management will bear any costs incurred by Putnam funds in connection with these lawsuits. Putnam Management believes that the likelihood that the pending private lawsuits and purported class action lawsuits will have a material adverse financial impact on the fund is remote, and the pending actions are not likely to materially affect its ability to provide investment management services to its clients, including the Putnam funds.

Putnam Management and Putnam Retail Management are named as defendants in a civil suit in which the plaintiffs allege that the management and distribution fees paid by certain Putnam funds were excessive and seek recovery under the Investment Company Act of 1940. Putnam Management and Putnam Retail Management have contested the plaintiffs’ claims and the matter is currently pending in the U.S. District Court for the District of Massachusetts. Based on currently available information, Putnam Management believes that this action is without merit and that it is unlikely to have a material effect on Putnam Management’s and Putnam Retail Management’s ability to provide services to their clients, including the fund.

Note 6: New accounting pronouncements

In June 2006, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes (the “Interpretation”). The Interpretation prescribes a minimum threshold for financial statement recognition of the benefit of a tax position taken or expected to be taken by a filer in the filer’s tax return. The Interpretation will become effective for fiscal years beginning after December 15, 2006 but will also apply to tax positions reflected in the fund’s financial statements as of that date. No determination has been made whether the adoption of the Interpretation will require the fund to make any adjustments to its net assets or have any other effect on the fund’s financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (the “Standard”). The Standard defines fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurements. The Standard applies to fair value measurements already required or permitted by existing standards. The Standard is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Putnam Management is currently evaluating what impact the adoption of the Standard will have on the fund’s financial statements.

Note 7: Actions by the Trustees

The Trustees of Putnam Funds have approved a plan to merge Putnam Florida Tax Exempt Income Fund into the fund. The transaction is scheduled to occur in February 2007. It is subject to a number of conditions and there is no guarantee that it will occur.

45

Federal tax information
(Unaudited)

The fund has designated 99.4% of dividends paid from net invest-
ment income during the fiscal year as tax exempt for Federal income tax purposes.

The Form 1099 you receive in January 2007 will show the tax
status of all distributions paid to your account in calendar 2006.

46

About the Trustees

Jameson A. Baxter (Born 1943), Trustee since 1994, Vice Chairman since 2005

Ms. Baxter is the President of Baxter Associates, Inc., a private investment firm that she founded in 1986.

Ms. Baxter serves as a Director of ASHTA Chemicals, Inc., Banta Corporation (a printing and digital imaging firm), Ryerson Tull, Inc. (a steel service corporation), the Mutual Fund Directors Forum, Advocate Health Care and BoardSource, formerly the National Center for Nonprofit Boards. She is Chairman Emeritus of the Board of Trustees, Mount Holyoke College, having served as Chairman for five years and as a board member for thirteen years. Until 2002, Ms. Baxter was a Director of Intermatic Corporation (a manufacturer of energy control products).

Ms. Baxter has held various positions in investment banking and corporate finance, including Vice President and Principal of the Regency Group, and Vice President of and Consultant to First Boston Corporation. She is a graduate of Mount Holyoke College.

Charles B. Curtis (Born 1940), Trustee since 2001

Mr. Curtis is President and Chief Operating Officer of the Nuclear Threat Initiative (a private foundation dealing with national security issues) and serves as Senior Advisor to the United Nations Foundation.

Mr. Curtis is a member of the Council on Foreign Relations and the Trustee Advisory Council of the Applied Physics Laboratory, Johns Hopkins University. Until 2003, Mr. Curtis was a member of the Electric Power Research Institute Advisory Council and the University of Chicago Board of Governors for Argonne National Laboratory. Prior to 2002, Mr. Curtis was a Member of the Board of Directors of the Gas Technology Institute and the Board of Directors of the Environment and Natural Resources Program Steering Committee, John F. Kennedy School of Government, Harvard University. Until 2001, Mr. Curtis was a member of the Department of Defense Policy Board and Director of EG&G Technical Services, Inc. (a fossil energy research and development support company).

From August 1997 to December 1999, Mr. Curtis was a Partner at Hogan & Hartson L.L.P., a Washington, D.C. law firm. Prior to May 1997, Mr. Curtis was Deputy Secretary of Energy and Under Secretary of the U.S. Department of Energy. He served as Chairman of the Federal Energy Regulatory Commission from 1977 to 1981 and has held positions on the staff of the U.S. House of Representatives, the U.S. Treasury Department, and the SEC.

Myra R. Drucker (Born 1948), Trustee since 2004

Ms. Drucker is Chair of the Board of Trustees of Commonfund (a not-for-profit firm specializing in asset management for educational endowments and foundations), Vice Chair of the Board of Trustees of Sarah Lawrence College, and a member of the Investment Committee of the Kresge Foundation (a charitable trust). She is also a director of New York Stock Exchange LLC, a wholly-owned subsidiary of the publicly-traded NYSE Group, Inc. She is an advisor to Hamilton Lane LLC and RCM Capital Management (investment management firms).

Ms. Drucker is an ex-officio member of the New York Stock Exchange (NYSE) Pension Managers Advisory Committee, having served as Chair for seven years and a member of the Executive Committee of the Committee on Investment of Employee Benefit Assets.

Until August 31, 2004, Ms. Drucker was Managing Director and a member of the Board of Directors of General Motors Asset Management and Chief Investment Officer of General Motors Trust Bank. Ms. Drucker also served as a member of the NYSE Corporate Accountability and Listing Standards Committee and the NYSE/NASD IPO Advisory Committee.

Prior to joining General Motors Asset Management in 2001, Ms. Drucker held various executive positions in the investment management industry. Ms. Drucker served as Chief Investment Officer of Xerox Corporation (a technology and service company in the document industry), where she was responsible for the investment of the company’s pension assets. Ms. Drucker was also Staff Vice President and Director of Trust Investments for International Paper (a paper, paper distribution, packaging and forest products company) and previously served as Manager of Trust Investments for Xerox Corporation. Ms. Drucker received a B.A. degree in Literature and Psychology from Sarah Lawrence College and pursued graduate studies in economics, statistics and portfolio theory at Temple University.

John A. Hill (Born 1942), Trustee since 1985 and Chairman since 2000

Mr. Hill is Vice Chairman of First Reserve Corporation, a private equity buyout firm that specializes in energy investments in the diversified worldwide energy industry.

47

Mr. Hill is a Director of Devon Energy Corporation, TransMontaigne Oil Company and various private companies controlled by First Reserve Corporation, as well as Chairman of TH Lee, Putnam Investment Trust (a closed-end investment company advised by an affiliate of Putnam Management). He is also a Trustee of Sarah Lawrence College. Until 2005, he was a Director of Continuum Health Partners of New York.

Prior to acquiring First Reserve Corporation in 1983, Mr. Hill held executive positions in investment banking and investment management with several firms and with the federal government, including Deputy Associate Director of the Office of Management and Budget and Deputy Director of the Federal Energy Administration. He is active in various business associations, including the Economic Club of New York, and lectures on energy issues in the United States and Europe. Mr. Hill holds a B.A. degree in Economics from Southern Methodist University and pursued graduate studies there as a Woodrow Wilson Fellow.

Paul L. Joskow (Born 1947), Trustee since 1997

Dr. Joskow is the Elizabeth and James Killian Professor of Economics and Management, and Director of the Center for Energy and Environmental Policy Research at the Massachusetts Institute of Technology.

Dr. Joskow serves as a Director of National Grid plc (a UK-based holding company with interests in electric and gas transmission and distribution and telecommunications infrastructure) and TransCanada Corporation (an energy company focused on natural gas transmission and power services). He also serves on the Board of Overseers of the Boston Symphony Orchestra. Prior to February 2005, he served on the board of the Whitehead Institute for Biomedical Research (a non-profit research institution) and has been President of the Yale University Council since 1993. Prior to February 2002, he was a Director of State Farm Indemnity Company (an automobile insurance company), and, prior to March 2000, he was a Director of New England Electric System (a public utility holding company).

Dr. Joskow has published five books and numerous articles on topics in industrial organization, government regulation of industry, and competition policy. He is active in industry restructuring, environmental, energy, competition and privatization policies — serving as an advisor to governments and corporations worldwide. Dr. Joskow holds a Ph.D. and M. Phil from Yale University and a B.A. from Cornell University.

Elizabeth T. Kennan (Born 1938), Trustee since 1992

Dr. Kennan is a Partner of Cambus-Kenneth Farm (thoroughbred horse and cattle breeding). She is President Emeritus of Mount Holyoke College.

Dr. Kennan served as Chairman and is now Lead Director of Northeast Utilities. Until 2005, she was a Director of Talbots, Inc. She has served as Director on a number of other boards, including Bell Atlantic, Chastain Real Estate, Shawmut Bank, Berkshire Life Insurance and Kentucky Home Life Insurance. She is a Trustee of the National Trust for Historic Preservation, of Centre College and of Midway College in Midway, Kentucky. Until 2006, she was a member of The Trustees of Reservations. Dr. Kennan has served on the oversight committee of the Folger Shakespeare Library, as President of Five Colleges Incorporated, as a Trustee of Notre Dame University and is active in various educational and civic associations.

As a member of the faculty of Catholic University for twelve years, until 1978, Dr. Kennan directed the post-doctoral program in Patristic and Medieval Studies, taught history and published numerous articles. Dr. Kennan holds a Ph.D. from the University of Washington in Seattle, an M.S. from St. Hilda’s College at Oxford University and an A.B. from Mount Holyoke College. She holds several honorary doctorates.

Kenneth R. Leibler (Born 1949), Trustee since 2006

Mr. Leibler is founding Chairman of the Boston Options Exchange, the nation’s newest electronic marketplace for the trading of derivative securities.

Mr. Leibler currently serves as a Trustee of Beth Israel Deaconess Hospital in Boston. He is also lead director of Ruder Finn Group, a global communications and advertising firm. Since 2003, he has served as a director of the Optimum Funds group. Prior to October 2006, he served as a director of ISO New England, the organization responsible for the operation of the electric generation system in the New England states. Prior to 2000, he was a director of the Investment Company Institute in Washington, D.C.

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Prior to January 2005, Mr. Leibler served as Chairman and Chief Executive Officer of the Boston Stock Exchange. Prior to January 2000, he served as President and Chief Executive Officer of Liberty Financial Companies, a publicly traded diversified asset management organization. Prior to June 1990, he served as President and Chief Operating Officer of the American Stock Exchange, the youngest person in Exchange history to hold the title of President. Prior to serving as Amex President, he held the position of Chief Financial Officer, and headed its management and marketing operations. Mr. Leibler graduated magna cum laude in economics from Syracuse University, where he was elected Phi Beta Kappa.

Robert E. Patterson (Born 1945), Trustee since 1984

Mr. Patterson is Senior Partner of Cabot Properties, L.P. and Chairman of Cabot Properties, Inc. (a private equity firm investing in commercial real estate).

Mr. Patterson serves as Chairman Emeritus and Trustee of the Joslin Diabetes Center and as a Director of Brandywine Trust Group, LLC. Prior to June 2003, he was a Trustee of Sea Education Association. Prior to December 2001, he was President and Trustee of Cabot Industrial Trust (a publicly traded real estate investment trust). Prior to February 1998, he was Executive Vice President and Director of Acquisitions of Cabot Partners Limited Partnership (a registered investment adviser involved in institutional real estate investments). Prior to 1990, he served as Executive Vice President of Cabot, Cabot & Forbes Realty Advisors, Inc. (the predecessor company of Cabot Partners).

Mr. Patterson practiced law and held various positions in state government and was the founding Executive Director of the Massachusetts Industrial Finance Agency. Mr. Patterson is a graduate of Harvard College and Harvard Law School.

W. Thomas Stephens (Born 1942), Trustee since 1997

Mr. Stephens is Chairman and Chief Executive Officer of Boise Cascade, L.L.C. (a paper, forest products and timberland assets company).

Until 2005, Mr. Stephens was a director of TransCanadaPipelines, Ltd. Until 2004, Mr. Stephens was a Director of Xcel Energy Incorporated (a public utility company), Qwest Communications, and Norske Canada, Inc. (a paper manufacturer). Until 2003, Mr. Stephens was a Director of Mail-Well, Inc. (a diversified printing company). He served as Chairman of Mail-Well until 2001 and as CEO of MacMillan-Bloedel, Ltd. (a forest products company) until 1999.

Prior to 1996, Mr. Stephens was Chairman and Chief Executive Officer of Johns Manville Corporation. He holds B.S. and M.S. degrees from the University of Arkansas.

Richard B. Worley (Born 1945), Trustee since 2004

Mr. Worley is Managing Partner of Permit Capital LLC, an investment management firm.

Mr. Worley serves on the Executive Committee of the University of Pennsylvania Medical Center, is a Trustee of The Robert Wood Johnson Foundation (a philanthropic organization devoted to health care issues) and is a Director of The Colonial Williamsburg Foundation (a historical preservation organization). Mr. Worley also serves on the investment committees of Mount Holyoke College and World Wildlife Fund (a wildlife conservation organization).

Prior to joining Permit Capital LLC in 2002, Mr. Worley served as Chief Strategic Officer of Morgan Stanley Investment Management. He previously served as President, Chief Executive Officer and Chief Investment Officer of Morgan Stanley Dean Witter Investment Management and as a Managing Director of Morgan Stanley, a financial services firm. Mr. Worley also was the Chairman of Miller Anderson & Sherrerd, an investment management firm.

Mr. Worley holds a B.S. degree from University of Tennessee and pursued graduate studies in economics at the University of Texas.

Charles E. Haldeman, Jr.* (Born 1948), Trustee since 2004

Mr. Haldeman is President and Chief Executive Officer of Putnam, LLC (“Putnam Investments”). He is a member of Putnam Investments’ Executive Board of Directors and Advisory Council. Prior to November 2003, Mr. Haldeman served as Co-Head of Putnam Investments’ Investment Division.

Prior to joining Putnam Investments in 2002, Mr. Haldeman held executive positions in the investment management industry. He previously served as Chief Executive Officer of Delaware Investments and President & Chief Operating Officer of United Asset Management. Mr. Haldeman was also a partner and director of Cooke & Bieler, Inc. (an investment management firm).

Mr. Haldeman currently serves on the Board of Governors of the Investment Company Institute and as a Trustee of Dartmouth College, and he is a member of the Partners HealthCare Systems Investment Committee. He is a graduate of Dartmouth College, Harvard Law School and Harvard Business School. Mr. Haldeman is also a Chartered Financial Analyst (CFA) charterholder.

49

George Putnam, III* (Born 1951), Trustee since 1984 and President since 2000

Mr. Putnam is President of New Generation Research, Inc. (a publisher of financial advisory and other research services), and of New Generation Advisers, Inc. (a registered investment advisor to private funds). Mr. Putnam founded the New Generation companies in 1986.

Mr. Putnam is a Director of The Boston Family Office, LLC (a registered investment adviser). He is a Trustee of St. Mark’s School and Shore Country Day School, and until 2002 was a Trustee of the Sea Education Association.

Mr. Putnam previously worked as an attorney with the law firm of Dechert LLP (formerly known as Dechert Price & Rhoads) in Philadelphia. He is a graduate of Harvard College, Harvard Business School and Harvard Law School.

The address of each Trustee is One Post Office Square, Boston, MA 02109.

As of September 30, 2006, there were 108 Putnam Funds. All Trustees serve as Trustees of all Putnam funds.

Each Trustee serves for an indefinite term, until his or her resignation, retirement at age 72, death, or removal.

* Trustees who are or may be deemed to be “interested persons” (as defined in the Investment Company Act of 1940) of the fund, Putnam Management, Putnam Retail Management, or Marsh & McLennan Companies, Inc., the parent company of Putnam, LLC and its affiliated companies. Messrs. Haldeman and Putnam, III are deemed “interested persons” by virtue of their positions as officers of the fund, Putnam Management or Putnam Retail Management and as shareholders of Marsh & McLennan Companies, Inc. Mr. Putnam, III is the President of your fund and each of the other Putnam funds. Mr. Haldeman is President and Chief Executive Officer of Putnam Investments.

50

Officers

In addition to George Putnam, III, the other officers of the fund are shown below:

Charles E. Porter (Born 1938)
Executive Vice President, Principal Executive Officer, Associate
Treasurer, and Compliance Liaison
Since 1989

Jonathan S. Horwitz (Born 1955)
Senior Vice President and Treasurer
Since 2004

Prior to 2004, Managing Director,
Putnam Investments

Steven D. Krichmar (Born 1958)
Vice President and Principal Financial Officer
Since 2002

Senior Managing Director, Putnam Investments.
Prior to July 2001, Partner, PricewaterhouseCoopers LLP

Michael T. Healy (Born 1958)
Assistant Treasurer and Principal Accounting Officer
Since 2000

Managing Director, Putnam Investments

Beth S. Mazor (Born 1958)
Vice President
Since 2002

Managing Director, Putnam Investments

James P. Pappas (Born 1953)
Vice President
Since 2004

Managing Director, Putnam Investments and Putnam Management. During 2002, Chief Operating Officer, Atalanta/Sosnoff Management Corporation; prior to 2001, President and Chief Executive Officer, UAM Investment Services, Inc.

Richard S. Robie, III (Born 1960)
Vice President
Since 2004

Senior Managing Director, Putnam Investments, Putnam Management and Putnam Retail Management. Prior to 2003, Senior Vice President, United Asset Management Corporation

Francis J. McNamara, III (Born 1955)
Vice President and Chief Legal Officer
Since 2004

Senior Managing Director, Putnam Investments, Putnam Management and Putnam Retail Management. Prior to 2004, General Counsel, State Street Research & Management Company

Charles A. Ruys de Perez (Born 1957)
Vice President and Chief Compliance Officer
Since 2004

Managing Director, Putnam Investments

Mark C. Trenchard (Born 1962)
Vice President and BSA Compliance Officer
Since 2002

Managing Director, Putnam Investments

Judith Cohen (Born 1945)
Vice President, Clerk and Assistant Treasurer
Since 1993

Wanda M. McManus (Born 1947)
Vice President, Senior Associate Treasurer and Assistant Clerk
Since 2005

Nancy E. Florek (Born 1957)
Vice President, Assistant Clerk, Assistant Treasurer
and Proxy Manager
Since 2005

The address of each Officer is One Post Office Square, Boston, MA 02109.

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The Putnam Family of Funds

The following is a list of Putnam’s open-end mutual funds offered to the public. Investors should carefully consider the investment objective, risks, charges, and expenses of a fund before investing. For a prospectus containing this and other information for any Putnam fund or product, call your financial advisor at 1-800-225-1581 and ask for a prospectus. Please read the prospectus carefully before investing.

Growth funds
Discovery Growth Fund
Growth Opportunities Fund
Health Sciences Trust
International New Opportunities Fund*
New Opportunities Fund
OTC & Emerging Growth Fund
Small Cap Growth Fund*
Vista Fund
Voyager Fund

Blend funds
Capital Appreciation Fund
Capital Opportunities Fund*
Europe Equity Fund*
Global Equity Fund*
Global Natural Resources Fund*
International Capital Opportunities Fund*
International Equity Fund*
Investors Fund
Research Fund
Tax Smart Equity Fund®
Utilities Growth and Income Fund

Value funds
Classic Equity Fund
Convertible Income-Growth Trust
Equity Income Fund
The George Putnam Fund of Boston
The Putnam Fund for Growth and Income
International Growth and Income Fund*
Mid Cap Value Fund
New Value Fund
Small Cap Value Fund*†

Income funds
American Government Income Fund
Diversified Income Trust
Floating Rate Income Fund
Global Income Trust*
High Yield Advantage Fund*†
High Yield Trust*
Income Fund
Limited Duration Government Income Fund
Money Market Fund‡
U.S. Government Income Trust

Tax-free income funds
AMT-Free Insured Municipal Fund
Tax Exempt Income Fund
Tax Exempt Money Market Fund§
Tax-Free High Yield Fund

State tax-free income funds:
Arizona, California, Florida, Massachusetts, Michigan, Minnesota, New Jersey, New York, Ohio, and Pennsylvania

Asset allocation funds
Income Strategies Fund
Putnam Asset Allocation Funds — three investment portfolios that spread your money across a variety of stocks, bonds, and money market investments.

The three portfolios:
Asset Allocation: Balanced Portfolio
Asset Allocation: Conservative Portfolio
Asset Allocation: Growth Portfolio

Putnam RetirementReady® Funds
Putnam RetirementReady Funds — ten investment portfolios that offer diversification among stocks, bonds, and money market instruments and adjust to become more conservative over time based on a target date for withdrawing assets.

The ten funds:
Putnam RetirementReady 2050 Fund
Putnam RetirementReady 2045 Fund
Putnam RetirementReady 2040 Fund
Putnam RetirementReady 2035 Fund
Putnam RetirementReady 2030 Fund
Putnam RetirementReady 2025 Fund
Putnam RetirementReady 2020 Fund
Putnam RetirementReady 2015 Fund
Putnam RetirementReady 2010 Fund
Putnam RetirementReady Maturity Fund

* A 1% redemption fee on total assets redeemed or exchanged within 90 days of purchase may be imposed for all share classes of these funds.

† Closed to new investors.

‡ An investment in a money market fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the fund seeks to preserve your investment at $1.00 per share, it is possible to lose money by investing in the fund.

With the exception of money market funds, a 1% redemption fee may be applied to shares exchanged or sold within 7 days of purchase (90 days, for certain funds). Check your account balances and the most recent month-end performance at www.putnam.com.

52

Fund information

Founded over 65 years ago, Putnam Investments was built around the concept that a balance between risk and reward is the hallmark of a well-rounded financial program. We manage over 100 mutual funds in growth, value, blend, fixed income, and international.

Investment Manager
Putnam Investment
Management, LLC
One Post Office Square
Boston, MA 02109

Marketing Services
Putnam Retail Management
One Post Office Square
Boston, MA 02109

Custodian
Putnam Fiduciary Trust Company

Legal Counsel
Ropes & Gray LLP

Independent Registered Public
Accounting Firm
KPMG LLP

Trustees
John A. Hill, Chairman
Jameson Adkins Baxter, Vice Chairman
Charles B. Curtis
Myra R. Drucker
Charles E. Haldeman, Jr.
Paul L. Joskow
Elizabeth T. Kennan
Kenneth R. Leibler
Robert E. Patterson
George Putnam, III
W. Thomas Stephens
Richard B. Worley

Officers
George Putnam, III
President

Charles E. Porter
Executive Vice President, Principal
Executive Officer, Associate Treasurer,
and Compliance Liaison

Jonathan S. Horwitz
Senior Vice President and Treasurer

Steven D. Krichmar
Vice President and Principal Financial Officer

Michael T. Healy
Assistant Treasurer and Principal
Accounting Officer

Beth S. Mazor
Vice President

James P. Pappas
Vice President

Richard S. Robie, III
Vice President

Francis J. McNamara, III
Vice President and Chief Legal Officer

Charles A. Ruys de Perez
Vice President and Chief Compliance Officer

Mark C. Trenchard
Vice President and BSA Compliance Officer

Judith Cohen
Vice President, Clerk and Assistant Treasurer

Wanda M. McManus
Vice President, Senior Associate Treasurer
and Assistant Clerk

Nancy E. Florek
Vice President, Assistant Clerk,
Assistant Treasurer and Proxy Manager

This report is for the information of shareholders of Putnam Tax Exempt Income Fund. It may also be used as sales literature when preceded or accompanied by the current prospectus, the most recent copy of Putnam’s Quarterly Performance Summary, and Putnam’s Quarterly Ranking Summary. For more recent performance, please visit www.putnam.com. Investors should carefully consider the investment objective, risks, charges, and expenses of a fund, which are described in its prospectus. For this and other information or to request a prospectus, call 1-800-225-1581 toll free. Please read the prospectus carefully before investing. The fund’s Statement of Additional Information contains additional information about the fund’s Trustees and is available without charge upon request by calling 1-800-225-1581.

PUTNAM INVESTMENTS

One Post Office Square
Boston, Massachusetts 02109
www.putnam.com
1-800-225-1581

PRSRT STD
U.S. POSTAGE PAID
PUTNAM
INVESTMENTS

Founded in 1937, Putnam Investments began with the principle that a balance between risk and reward is the mark of a well-rounded financial program. Today, we manage money with a focus on seeking consistent results over time. This balanced approach continues to underscore everything we do.

Forwarding Service Requested

Not FDIC Insured	**May Lose Value**	**No Bank Guarantee**

AN041 238299 11/06

Putnam Tax-Free Health Care Fund

11|30|06

Semiannual Report

PUTNAM INVESTMENTS

INCOME FUNDS invest in bonds and other securities with the goal of providing a steady stream of income over time.

What makes Putnam different?

In 1830, Massachusetts Supreme Judicial Court Justice Samuel Putnam established The Prudent Man Rule, a legal foundation for responsible money management.

THE PRUDENT MAN RULE

All that can be required of a trustee to invest is that he shall conduct himself faithfully and exercise a sound discretion. He is to observe how men of prudence, discretion, and intelligence manage their own affairs, not in regard to speculation, but in regard to the permanent disposition of their funds, considering the probable income, as well as the probable safety of the capital to be invested.

A time-honored tradition in money management

Since 1937, our values have been rooted in a profound sense of responsibility for the money entrusted to us.

A prudent approach to investing

We use a research-driven team approach to seek consistent, dependable, superior investment results over time, although there is no guarantee a fund will meet its objectives.

Funds for every investment goal

We offer a broad range of mutual funds and other financial products so investors and their financial representatives can build diversified portfolios.

A commitment to doing what’s right for investors

We have stringent investor protections and provide a wealth of information about the Putnam funds.

Industry-leading service

We help investors, along with their financial representatives, make informed investment decisions with confidence.

Putnam Tax-Free

Health Care

Fund

11| 30| 06

Semiannual Report

Message from the Trustees	2
About the fund	4
Report from the fund managers	7
Performance	13
Your fund’s management	15
Terms and definitions	18
Trustee approval of management contract	19
Other information for shareholders	24
Financial statements	25
Shareholder meeting results	48

Cover photograph: © Richard H. Johnson

Message from the Trustees

Dear Fellow Shareholder

Looking back on the last few months of 2006, it appears that certain sectors of the economy may have slowed somewhat. The impact of declines in the housing sector and slower auto sales has spread to suppliers, and cautious manufacturers have curtailed production as a result. We consequently consider slower job growth and perhaps a rise in the unemployment rate as possible developments for 2007. On the other hand, since the Federal Reserve (the Fed) stopped raising interest rates, financial markets have begun to adjust in a way that may help revive the economy. Stock prices have moved higher, bond yields have moved down, and the dollar has declined somewhat against foreign currencies. With the benefit of this financial cushion, the new year could also bring the potential for a renewed economic expansion.

We would like to take this opportunity to announce that a new independent Trustee, Kenneth R. Leibler, has joined your fund’s Board of Trustees. Mr. Leibler has had a distinguished career as a leader in the investment management industry. He is the founding Chairman of the Boston Options Exchange, the nation’s newest electronic marketplace for the trading of derivative securities. He currently serves as a Trustee of Beth Israel Deaconess Hospital in Boston; a lead director of Ruder Finn Group, a global communications and advertising firm; and a director of the Optimum Funds group.

We would also like to announce the retirement of one of your fund’s Trustees, John Mullin, an independent Trustee of the Putnam funds since 1997. We thank him for his service.

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In the following pages, members of your fund’s management team discuss the fund’s performance and strategies for the fiscal period ended November 30, 2006, and provide their outlook for the months ahead. We thank you for your support of the Putnam funds in 2006 and extend our best wishes for a happy and prosperous 2007.

Respectfully yours,

Putnam Tax–Free Health Care Fund: potential for high
current income exempt from federal income tax

One of the most significant challenges of fixed-income investing involves taxes on income, which tend to be imposed at a higher rate than, for example, taxes on qualified stock dividends. Investing in municipal bonds through a mutual fund such as Putnam Tax–Free Health Care Fund can help address this challenge while committing money to projects that support community interests.

While the stated yields on municipal bonds are usually lower than those of taxable bonds, the income from most municipal bonds has the advantage of being exempt from federal income tax. These bonds are issued by states and local municipalities to raise funds for building and maintaining public facilities and, in some cases, industrial development.

Putnam Tax–Free Health Care Fund invests primarily in bonds issued to fund health-care projects. Examples include bonds that finance hospitals, nursing homes, and retirement communities. This sector can be attractive for investors because baby boomers are aging, demand for health services is increasing, and many of the issues pay above-average yields. The fund can also invest in sectors other than health care to maintain adequate diversification.

The bond holdings have varying degrees of credit risk, which is the risk that the issuer will not be able to repay the bond. While some bonds have credit ratings from independent rating agencies such as Standard & Poor’s or Moody’s, many do not, often because their issuers decide not to pursue a rating that might be below investment grade. Investment managers typically must conduct additional research to analyze non-rated bonds. Putnam’s team of municipal bond analysts has particular expertise in this sort of credit research to identify non-rated bonds that it believes have attractive risk/return profiles. Also, after purchasing a bond, the fund’s management team continues to monitor developments that could affect its results. The goal of Putnam’s research and active management is to pinpoint opportunities to adjust the fund’s holdings for the benefit of fund shareholders.

The fund concentrates its investments in a limited number of sectors and involves more risk than a fund that invests more broadly. Mutual funds that invest in bonds are subject to certain risks, including interest-rate risk, credit risk, and inflation risk. As interest rates rise, the prices of bonds fall. Long-term bonds are more exposed to interest-rate risk than short-term bonds. Unlike bonds, bond funds have ongoing fees and expenses. Capital gains, if any, are taxable for federal and, in most cases, state purposes. For some investors, investment income may be subject to the federal alternative minimum tax. Income from federally exempt funds may be subject to state and local taxes. Changes in law or adverse determinations by the Internal Revenue Service or a state tax authority could make the income from some of the fund’s tax-exempt investments taxable. Please consult with your tax advisor for more information.

How do closed-end funds
differ from open-end funds?

More assets at work While open-end funds need to maintain a cash position to meet redemptions, closed-end funds are not subject to redemptions and can keep more of their assets invested in the market.

Traded like stocks Closed-end fund shares are traded on stock exchanges, and their market prices fluctuate in response to supply and demand, among other factors.

Market price vs. net asset value

Like an open-end fund’s net asset value (NAV) per share, the NAV of a closed-end fund share equals the current value of the fund’s assets, minus its liabilities, divided by the number of shares outstanding. However, when buying or selling closed-end fund shares, the price you pay or receive is the market price. Market price reflects current market supply and demand and may be higher or lower than the NAV.

Municipal bonds finance a range of projects and
play a key role in health-care and medical services.

Putnam Tax-Free Health Care Fund seeks to provide as high a level of current income free from federal income tax as we believe is consistent with preservation of capital. It may be suitable for investors who are seeking tax-free income through a portfolio of municipal bonds concentrated in the health-care sector.

Highlights

• For the six months ended November 30, 2006, Putnam Tax-Free Health Care Fund returned 4.41% at net asset value (NAV) and 11.39% at market price.

• The fund’s primary benchmark, the Lehman Municipal Bond Index, returned 4.53% .

• The average return for the fund’s Lipper category, General and Insured Municipal Funds (unleveraged closed-end), was 5.37% .

• Additional fund performance, comparative performance, and Lipper data can be found in the performance section beginning on page 13.

Performance

It is important to note that a fund’s performance at market price usually differs from its results at NAV. Although market price performance generally reflects investment results, it may also be influenced by several other factors, including changes in investor perceptions of the fund or its investment manager, market conditions, fluctuations in supply and demand for the fund’s shares, and changes in fund distributions.

Total return for periods ended 11/30/06

Since the fund’s inception (6/29/92), average annual return is 6.79% at NAV and 5.57% at market price.

	Average annual return		Cumulative return
	NAV	Market price	NAV	Market price

10 years	5.85%	5.84%	76.59%	76.38%

5 years	6.20	5.19	35.09	28.79

3 years	5.93	7.97	18.86	25.87

1 year	6.90	15.32	6.90	15.32

6 months	—	—	4.41	11.39

Data is historical. Past performance does not guarantee future results. More recent returns may be less or more than those shown. Investment return, net asset value, and market price will fluctuate, and you may have a gain or a loss when you sell your shares. Performance assumes reinvestment of distributions and does not account for taxes.

6

Report from the fund managers

The period in review

U.S. bond markets rallied toward the end of the first half of your fund’s fiscal year, prompted by signs of a slowing economy, a pause in the Fed’s program of interest-rate increases, and several other factors. Your fund’s performance reflected this positive environment. Based on results at net asset value (NAV), the fund’s returns were in line with its benchmark, the Lehman Municipal Bond Index, but lagged the average return for its Lipper peer group. We attribute the fund’s below-peer-group performance primarily to our defensive duration strategy, which limited the fund’s participation in the rally, and to a yield-curve position that anticipated steepening when the curve actually flattened. Lack of exposure to recovering airline-backed bonds also hurt fund performance. However, several bonds in the portfolio appreciated following pre-refunding. Favorable allocations to the tobacco and single-family housing sectors also contributed positively to fund results.

Market overview

Following a string of 17 increases in the federal funds rate — including two that occurred during the reporting period — the Fed suspended its credit-tightening program in August, holding this benchmark rate for overnight loans between banks steady at 5.25% . Statements from the Federal Open Market Committee, the Fed’s policy-setting panel, indicate that future rate decisions will depend on whether the Fed concludes that its two-year campaign to keep inflation in check has been successful.

As the market anticipated the Fed’s rate-tightening pause, bond yields declined across the maturity spectrum, resulting in an impressive rally, especially among long-term bonds. In fact, because yields on longer-term bonds declined more than yields on shorter-term bonds, the yield curve — a graphical representation of differences in yield for bonds of comparable quality plotted from the shortest to the longest maturity —  flattened. Tax-exempt bonds with shorter maturities underperformed comparable

7

taxable bonds, but long-term tax-exempt bonds outperformed comparable taxable bonds modestly.

A generally robust economy, coupled with solid demand from buyers searching for higher yields, contributed to the strong relative performance of lower-rated bonds. Among uninsured bonds in general and especially bonds rated Baa and below, yield spreads tightened as lower-rated bonds performed better than higher-rated bonds. Non-rated bonds also rallied.

Market sectors that performed particularly well during the period included airline-related industrial development bonds (IDBs); securities issued by hospitals, utilities, and long-term care facilities; and land-secured bonds. Tobacco settlement bonds, meanwhile, underperformed other credit-sensitive sectors modestly, but still outperformed higher-rated bonds.

Strategy overview

Given our expectation for rising interest rates, we maintained a short (defensive) portfolio duration relative to the fund’s Lipper peer group. This strategy detracted from results since bonds with longer maturities generally outperformed those with shorter maturities. Duration is a measure of a fund’s sensitivity to changes in interest rates. Having a shorter-duration portfolio may help protect principal when interest rates rise, but it can reduce appreciation potential when rates fall. In light of the

Market sector performance

These indexes provide an overview of performance in different market sectors for the six months ended 11/30/06.

Bonds

Lehman Municipal Bond Index (tax-exempt bonds)	4.53%

Lehman Aggregate Bond Index (broad bond market)	5.93%

Lehman Government Bond Index (U.S. Treasury and agency securities)	5.43%

JPMorgan Global High Yield Index (global high-yield corporate bonds)	6.37%

Equities

S&P 500 Index (broad stock market)	11.33%

Russell 2000 Index (small-company stocks)	9.72%

MSCI EAFE Index (international stocks)	11.19%

8

changing interest-rate environment, we shortened the fund’s duration relative to its peer group at the beginning of the period. Later in the period, we closed this duration gap between the fund and its peers by adding bonds with longer maturities. This dynamic positioning was a positive contributor to performance for the period.

Although your fund’s holdings are primarily concentrated in the health-care sector, allocations among various other segments of the municipal bond market were generally positive contributors to relative results. The fund’s overweight position in tobacco settlement bonds added to performance. Limited issuance of these securities, coupled with strong investor demand, provided solid supply-and-demand support for the sector, boosting results. Another positive was an overweight position in single-family housing bonds, relative to the fund’s peer group. This strategy proved helpful to results as declining mortgage prepayments continued to support bonds in this sector. Not owning airline-related IDBs detracted from results, however, as this sector posted strong results for the period.

Your fund’s holdings

Although the health-care sector remained among the top-performing segments of the municipal bond market, it underperformed several other major sectors during the period.

Comparison of the fund’s maturity and duration

This chart compares changes in the fund’s average effective maturity (a weighted average of the holdings’ maturities) and its average effective duration (a measure of its sensitivity to interest-rate changes).

Average effective duration and average effective maturity take into account put and call features, where applicable, and reflect prepayments for mortgage-backed securities. Duration is usually shorter than maturity because it reflects interest payments on a bond prior to its maturity.

9

For example, certain airline-related IDBs and land-secured bonds, which had a stronger representation among lower-rated (Baa and lower) credit tiers, delivered stronger results. As yield-hungry investors continued to reach lower along the credit quality spectrum, lower-rated bonds outperformed during the period. Compared with some funds in its peer group, your fund was underweighted in these lower-quality bonds, and its more conservative credit quality positioning detracted from results versus these peers.

We believe fundamentals for the health-care sector remain relatively positive, in part because this sector generally offers a wide selection of bonds across the quality spectrum. Also, the sector continued to benefit from relative stability with regard to its income sources. Healthy federal and state budgets translated into stable funding for Medicare and Medicaid. This relative stability translated into growing demand and tightening spreads for bonds backed by health-care organizations.

As noted earlier, our cautious outlook on airline-backed IDBs led us to avoid this sector. Negative factors included a number of high-profile bankruptcy filings among U.S. carriers. Airline-backed IDBs are issued by municipalities but backed by the credit of airline companies that expect to benefit from the funding, so performance of the bonds tends to reflect trends in the airline industry. However, improvement

Credit quality overview

Credit qualities shown as a percentage of portfolio value as of 11/30/06. A bond rated Baa or higher (MIG2/VMIG2 or higher, for short-term debt) is considered investment grade. The chart reflects Moody’s ratings; percentages may include bonds not rated by Moody’s but considered by Putnam Management to be of comparable quality. Ratings will vary over time.

10

in air traffic has allowed for ticket price increases over the past year, which has prompted investors to bid up the price of airline-backed bonds, particularly among non-defaulted carriers. Although we believe that airline fundamentals have become more stable, we prefer to wait for more attractive opportunities to add to the sector, as prices have rallied during the period.

Pre-refundings had a positive impact on performance during the period. A pre-refunding occurs when an issuer refinances an older, higher-coupon bond by issuing new bonds at current, lower interest rates. The proceeds are then invested in a secure investment, usually U.S. Treasury securities, that matures at the older bond’s first call date. The secure backing has the effect of raising the bond’s perceived credit rating while the shorter effective maturity lowers its interest-rate risk. Since both of these developments are favorable for investors, bond prices often rise after pre-refunding. In July 2006, a bond issued by Iowa Care Initiatives, a large group of skilled nursing home facilities in Iowa, was pre-refunded. This bond was originally scheduled to mature in 2025, but has a new effective maturity of 2011. In November 2006, a bond issued by the New Jersey Economic Development Authority for Cedar Crest Village, a retirement community, was pre-refunded. This bond was originally scheduled to mature in 2031, but has a new effective maturity of 2011. Both bonds appreciated following pre-refunding.

As discussed in the strategy section, the fund’s holdings in the single-family housing sector had a positive impact on relative results. This sector has been performing well as rising interest rates have reduced mortgage prepayment rates. During the period, we added to the fund’s position in this sector with two purchases of planned amortization class bonds (PACs). These securities are structured by the issuer to provide a more predictable cash flow over a range of prepayment rates. We bought a single-family mortgage GNMA PAC bond issued by the Missouri State Housing Development Commission, as well as a revenue PAC bond issued by the Florida Housing Finance Corporation that was rated Aa1 by Moody’s. Our purchases in this sector involve extensive analysis of the cash flows of the underlying mortgages to assess and manage prepayment risk. We continue to see attractive security-selection opportunities in both the primary and secondary markets.

Fund results also benefited from our strategy on bonds issued by Puerto Rico. As reported in the fund’s May 2006 annual report, Puerto Rico suffered from financial turmoil that led to a partial government shutdown. As a result, credit ratings on bonds issued by Puerto Rico were downgraded and prices declined. However, we saw these developments as an opportunity to increase the fund’s holdings at favorable price levels. Subsequently, as the panic subsided, there was a rally in bonds

11

issued by Puerto Rico. The fund’s small position in these bonds had a modestly positive impact on relative returns.

Please note that the holdings discussed in this report may not have been held by the fund for the entire period. Portfolio composition is subject to review in accordance with the fund’s investment strategy and may vary in the future.

The outlook for your fund

The following commentary reflects anticipated developments that could affect your fund over the next six months, as well as your management team’s plans for responding to them.

We continue to monitor Fed policy for indications of how its efforts to engineer a “soft landing” for the economy will affect interest rates and bond markets going forward. A soft landing occurs when economic growth slows but is still solid enough to sustain job creation and corporate profits. Therefore, while we anticipate that economic growth is likely to slow as we move into 2007, we plan to maintain a defensive duration strategy until longer-range Fed policy becomes clearer. In addition, given the municipal bond market’s exceptionally strong performance relative to Treasuries throughout the period, valuations have become elevated to levels that, we believe, argue in favor of taking a defensive approach over the near term.

In our view, the extended rally among lower-rated, higher-yielding bonds may be in its final stages. We base this view, in part, on the fact that the difference in yield between Aaa-rated bonds and Baa-rated bonds — the highest and lowest investment-grade ratings, respectively —is at its narrowest point since late 1999. In other words, the higher-income advantage available to those willing to assume additional credit risk has diminished substantially.

Among sectors, we remain positive on tobacco settlement bonds and currently plan to maintain an overweight allocation to the sector relative to peer funds. We believe that these bonds continue to offer an attractive risk/reward profile. We are also maintaining the fund’s exposure to the single-family housing sector, and will look to add to these holdings as opportunities arise.

The views expressed in this report are exclusively those of Putnam Management. They are not meant as investment advice.

The fund concentrates its investments in a limited number of sectors and involves more risk than a fund that invests more broadly. Mutual funds that invest in bonds are subject to certain risks, including interest-rate risk, credit risk, and inflation risk. As interest rates rise, the prices of bonds fall. Long-term bonds are more exposed to interest-rate risk than short-term bonds. Unlike bonds, bond funds have ongoing fees and expenses. Capital gains, if any, are taxable for federal and, in most cases, state purposes. For some investors, investment income may be subject to the federal alternative minimum tax. Income from federally exempt funds may be subject to state and local taxes. Changes in law or adverse determinations by the Internal Revenue Service or a state tax authority could make the income from some of the fund’s tax-exempt investments taxable. Please consult with your tax advisor for more information.

The fund’s shares trade on a stock exchange at market prices, which may be higher or lower than the fund’s net asset value.

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Your fund’s performance

This section shows your fund’s performance for periods ended November 30, 2006, the end of the first half of its current fiscal year. In accordance with regulatory requirements for mutual funds, we also include performance as of the most recent calendar quarter-end. Performance should always be considered in light of a fund’s investment strategy. Data represents past performance. Past performance does not guarantee future results. More recent returns may be less or more than those shown. Investment return, net asset value, and market price will fluctuate, and you may have a gain or a loss when you sell your shares.

Fund performance

Total return and comparative index results for periods ended 11/30/06

				Lipper General and
			Lehman	Insured Municipal
			Municipal	Funds (unleveraged
		Market	Bond	closed-end)
	NAV	price	Index	category average*

Annual average
Life of fund
(since 6/29/92)	6.79%	5.57%	6.25%	6.11%

10 years	76.59	76.38	74.87	68.36
Annual average	5.85	5.84	5.75	5.33

5 years	35.09	28.79	30.10	30.21
Annual average	6.20	5.19	5.40	5.41

3 years	18.86	25.87	14.73	17.84
Annual average	5.93	7.97	4.69	5.62

1 year	6.90	15.32	6.10	6.58

6 months	4.41	11.39	4.53	5.37

Performance assumes reinvestment of distributions and does not account for taxes.

Index and Lipper results should be compared to fund performance at net asset value. Lipper calculations for reinvested dividends may differ from actual performance.

* Over the 6-month and 1-, 3-, 5-, and 10-year periods ended 11/30/06, there were 9 and 8, 8, 8, and 8 funds respectively, in this Lipper category.

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Fund price and distribution information

For the six-month period ended 11/30/06

Distributions*

Number	6

Income[1]	$0.2682

Capital gains[2]	—

Total	$0.2682

Share value:	NAV	Market price

5/31/06	$14.06	$12.06

11/30/06	14.37	13.15

Current yield (end of period)
Current dividend rate[3]	3.73%	4.08%

Taxable equivalent[4]	5.74	6.28

* Dividend sources are estimated and may vary based on final tax calculations after the fund’s fiscal year-end.

1 For some investors, investment income may be subject to the federal alternative minimum tax. Income from federally exempt funds may be subject to state and local taxes.

2 Capital gains, if any, are taxable for federal and, in most cases, state purposes.

3 Most recent distribution, excluding capital gains, annualized and divided by NAV or market price at end of period.

4 Assumes maximum 35% federal tax rate for 2006. Results for investors subject to lower tax rates would not be as advantageous.

Fund performance as of most recent calendar quarter

Total return for periods ended 12/31/06

	NAV	Market price

Annual average
Life of fund (since 6/29/92)	6.73%	5.57%

10 years	76.24	74.68
Annual average	5.83	5.74

5 years	36.08	39.11
Annual average	6.36	6.82

3 years	17.47	23.65
Annual average	5.51	7.33

1 year	5.75	14.31

6 months	4.34	10.91

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Your fund’s management

Your fund is managed by the members of the Putnam Tax Exempt Fixed-Income Team. Paul Drury is the Portfolio Leader, and Brad Libby, Susan McCormack, Thalia Meehan, and James St. John are Portfolio Members of your fund. The Portfolio Leader and Portfolio Members coordinate the team’s management of the fund.

For a complete listing of the members of the Putnam Tax Exempt Fixed-Income Team, including those who are not Portfolio Leaders or Portfolio Members of your fund, visit Putnam’s Individual Investor Web site at www.putnam.com.

Investment team fund ownership

The table below shows how much the fund’s current Portfolio Leader and Portfolio Members have invested in the fund and in all Putnam mutual funds (in dollar ranges). Information shown is as of November 30, 2006, and November 30, 2005.

N/A indicates the individual was not a Portfolio Leader or Portfolio Member as of 11/30/05.

Trustee and Putnam employee fund ownership

As of November 30, 2006, all of the Trustees on the Board of the Putnam funds owned fund shares. The table below shows the approximate value of investments in the fund and all Putnam funds as of that date by the Trustees and Putnam employees. These amounts include investments by the Trustees’ and employees’ immediate family members and investments through retirement and deferred compensation plans.

		Total assets in
	Assets in the fund	all Putnam funds

Trustees	$30,000	$ 93,000,000

Putnam employees	$ 4,000	$437,000,000

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Fund manager compensation

The total 2005 fund manager compensation that is attributable to your fund is approximately $90,000. This amount includes a portion of 2005 compensation paid by Putnam Management to the fund managers listed in this section for their portfolio management responsibilities, calculated based on the fund assets they manage taken as a percentage of the total assets they manage. The compensation amount also includes a portion of the 2005 compensation paid to the Chief Investment Officer of the team and the Group Chief Investment Officer of the fund’s broader investment category for their oversight responsibilities, calculated based on the fund assets they oversee taken as a percentage of the total assets they oversee. This amount does not include compensation of other personnel involved in research, trading, administration, systems, compliance, or fund operations; nor does it include non-compensation costs. These percentages are determined as of the fund’s fiscal period-end. For personnel who joined Putnam Management during or after 2005, the calculation reflects annualized 2005 compensation or an estimate of 2006 compensation, as applicable.

Other Putnam funds managed by the Portfolio Leader and Portfolio Members

Paul Drury is the Portfolio Leader, and Brad Libby, Susan McCormack, Thalia Meehan, and James St. John are Portfolio Members, of Putnam High Yield Municipal Trust, Putnam Managed Municipal Income Trust, and Putnam Tax-Free High Yield Fund.

James St. John is the Portfolio Leader, and Paul Drury, Brad Libby, Susan McCormack, and Thalia Meehan are Portfolio Members, of Putnam’s open-end tax-exempt funds for the following states: Arizona, California, Florida, Massachusetts, Michigan, Minnesota, New Jersey, New York, Ohio, and Pennsylvania. The same group also manages Putnam AMT-Free Insured Municipal Fund, Putnam California Investment Grade Municipal Trust, Putnam Investment Grade Municipal Trust, Putnam Municipal Bond Fund, Putnam Municipal Opportunities Trust, Putnam New York Investment Grade Municipal Trust, and Putnam Tax Exempt Income Fund.

Paul Drury, Brad Libby, Susan McCormack, Thalia Meehan, and James St. John may also manage other accounts and variable trust funds advised by Putnam Management or an affiliate.

Changes in your fund’s Portfolio Leader and Portfolio Members

During the year ended November 30, 2006, Portfolio Member Paul Drury became Portfolio Leader, and Brad Libby and Thalia Meehan became Portfolio Members of your fund. These changes followed the departure of Portfolio Leader David Hamlin from your fund’s management team.

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Putnam fund ownership by Putnam’s Executive Board

The table below shows how much the members of Putnam’s Executive Board have invested in all Putnam mutual funds (in dollar ranges). Information shown is as of November 30, 2006, and November 30, 2005.

			$1 –	$10,001 –	$50,001 –	$100,001 –	$500,001 –	$1,000,001
	Year	$0	$10,000	$50,000	$100,000	$500,000	$1,000,000	and over

Philippe Bibi	2006							•

Chief Technology Officer	2005							•

Joshua Brooks	2006							•

Deputy Head of Investments	2005							•

William Connolly	2006							•

Head of Retail Management	2005							•

Kevin Cronin	2006							•

Head of Investments	2005							•

Charles Haldeman, Jr.	2006							•

President and CEO	2005							•

Amrit Kanwal	2006						•

Chief Financial Officer	2005						•

Steven Krichmar	2006						•

Chief of Operations	2005							•

Francis McNamara, III	2006							•

General Counsel	2005							•

Jeffrey Peters	2006							•

Head of International Business	N/A

Richard Robie, III	2006						•

Chief Administrative Officer	2005						•

Edward Shadek	2006							•

Deputy Head of Investments	2005							•

Sandra Whiston	2006						•

Head of Institutional Management	2005						•

N/A indicates the individual was not a member of Putnam’s Executive Board as of 11/30/05.

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Terms and definitions

Important terms

Total return shows how the value of the fund’s shares changed over time, assuming you held the shares through the entire period and reinvested all distributions in the fund.

Net asset value (NAV) is the value of all your fund’s assets, minus any liabilities, divided by the number of outstanding shares.

Market price is the current trading price of one share of the fund. Market prices are set by transactions between buyers and sellers on exchanges such as the New York Stock Exchange and the American Stock Exchange.

Comparative indexes

JPMorgan Global High Yield Index is an unmanaged index of global high-yield fixed-income securities.

Lehman Aggregate Bond Index is an unmanaged index of U.S. investment-grade fixed-income securities.

Lehman Government Bond Index is an unmanaged index of U.S. Treasury and agency securities.

Lehman Municipal Bond Index is an unmanaged index of long-term fixed-rate investment-grade tax-exempt bonds.

Morgan Stanley Capital International (MSCI) EAFE Index is an unmanaged index of equity securities from developed countries in Western Europe, the Far East, and Australasia.

Russell 2000 Index is an unmanaged index of the 2,000 smallest companies in the Russell 3000 Index.

S&P 500 Index is an unmanaged index of common stock performance.

Indexes assume reinvestment of all distributions and do not account for fees. Securities and performance of a fund and an index will differ. You cannot invest directly in an index.

Lipper is a third-party industry-ranking entity that ranks mutual funds. Its rankings do not reflect sales charges. Lipper rankings are based on total return at net asset value relative to other funds that have similar current investment styles or objectives as determined by Lipper. Lipper may change a fund’s category assignment at its discretion. Lipper category averages reflect performance trends for funds within a category.

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Trustee approval of
management contract

General conclusions

The Board of Trustees of the Putnam funds oversees the management of each fund and, as required by law, determines annually whether to approve the continuance of your fund’s management contract with Putnam Management. In this regard, the Board of Trustees, with the assistance of its Contract Committee consisting solely of Trustees who are not “interested persons” (as such term is defined in the Investment Company Act of 1940, as amended) of the Putnam funds (the “Independent Trustees”), requests and evaluates all information it deems reasonably necessary under the circumstances. Over the course of several months ending in June 2006, the Contract Committee met four times to consider the information provided by Putnam Management and other information developed with the assistance of the Board’s independent counsel and independent staff. The Contract Committee reviewed and discussed key aspects of this information with all of the Independent Trustees. Upon completion of this review, the Contract Committee recommended, and the Independent Trustees approved, the continuance of your fund’s management contract, effective July 1, 2006.

This approval was based on the following conclusions:

• That the fee schedule in effect for your fund represents reasonable compensation in light of the nature and quality of the services being provided to the fund, the fees paid by competitive funds and the costs incurred by Putnam Management in providing such services, and

• That such fee schedule represents an appropriate sharing between fund shareholders and Putnam Management of such economies of scale as may exist in the management of the fund at current asset levels.

These conclusions were based on a comprehensive consideration of all information provided to the Trustees and were not the result of any single factor. Some of the factors that figured particularly in the Trustees’ deliberations and how the Trustees considered these factors are described below, although individual Trustees may have evaluated the information presented differently, giving different weights to various factors. It is also important to recognize that the fee arrangements for your fund and the other Putnam funds are the result of many years of review and discussion between the Independent Trustees and Putnam Management, that certain aspects of such arrangements may receive greater scrutiny in some years than others, and that the Trustees’ conclusions may be based, in part, on their consideration of these same arrangements in prior years.

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Management fee schedules and categories; total expenses

The Trustees reviewed the management fee schedules in effect for all Putnam funds, including fee levels and breakpoints, and the assignment of funds to particular fee categories. In reviewing fees and expenses, the Trustees generally focused their attention on material changes in circumstances — for example, changes in a fund’s size or investment style, changes in Putnam Management’s operating costs, or changes in competitive practices in the mutual fund industry — that suggest that consideration of fee changes might be warranted. The Trustees concluded that the circumstances did not warrant changes to the management fee structure of your fund, which had been carefully developed over the years, re-examined on many occasions and adjusted where appropriate. The Trustees focused on two areas of particular interest, as discussed further below:

• Competitiveness. The Trustees reviewed comparative fee and expense information for competitive funds, which indicated that, in a custom peer group of competitive funds selected by Lipper Inc., your fund ranked in the 99th percentile in management fees and in the 99th percentile in total expenses as of December 31, 2005 (the first percentile being the least expensive funds and the 100th percentile being the most expensive funds). The Trustees expressed their intention to monitor this information closely to ensure that fees and expenses of your fund continue to meet evolving competitive standards.

• Economies of scale. In recent years, the Trustees have examined the operation of the existing breakpoint structure during periods of both growth and decline in asset levels. (A “breakpoint” is a reduction in fee rates that applies to additional assets once specified asset levels are reached.) The Trustees concluded that the fee schedules in effect for the funds represented an appropriate sharing of economies of scale at current asset levels. In reaching this conclusion, the Trustees considered the Contract Committee’s stated intent to continue to work with Putnam Management to plan for an eventual resumption in the growth of assets, including a study of potential economies that might be produced under various growth assumptions.

In connection with their review of the management fees and total expenses of the Putnam funds, the Trustees also reviewed the costs of the services to be provided and profits to be realized by Putnam Management and its affiliates from the relationship with the funds. This information included trends in revenues, expenses and profitability of Putnam Management and its affiliates relating to the investment management and distribution services provided to the funds. In this regard, the Trustees also reviewed an analysis of Putnam Management’s revenues, expenses and profitability with respect to the funds’ management contracts, allocated on a fund-by-fund basis. Because many of the costs incurred by Putnam Management in managing the funds are not readily identifiable to particular funds, the Trustees observed that the methodology for allocating costs is an important factor in evaluating Putnam Management’s costs and profitability, both as to the Putnam funds in the aggregate and as to individual funds. The Trustees reviewed Putnam Management’s cost allocation methodology with the assistance of independent consultants and concluded that this methodology was reasonable and well-considered.

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Investment performance

The quality of the investment process provided by Putnam Management represented a major factor in the Trustees’ evaluation of the quality of services provided by Putnam Management under your fund’s management contract. The Trustees were assisted in their review of the Putnam funds’ investment process and performance by the work of the Investment Process Committee of the Trustees and the Investment Oversight Committee of the Trustees, which meet on a regular monthly basis with the funds’ portfolio teams throughout the year. The Trustees concluded that Putnam Management generally provides a high-quality investment process — as measured by the experience and skills of the individuals assigned to the management of fund portfolios, the resources made available to such personnel, and in general the ability of Putnam Management to attract and retain high-quality personnel — but also recognize that this does not guarantee favorable investment results for every fund in every time period. The Trustees considered the investment performance of each fund over multiple time periods and considered information comparing each fund’s performance with various benchmarks and with the performance of competitive funds.

The Trustees noted the satisfactory investment performance of many Putnam funds. They also noted the disappointing investment performance of certain funds in recent years and discussed with senior management of Putnam Management the factors contributing to such underperformance and actions being taken to improve performance. The Trustees recognized that, in recent years, Putnam Management has made significant changes in its investment personnel and processes and in the fund product line to address areas of underperformance. In particular, they noted the important contributions of Putnam Management’s leadership in attracting, retaining and supporting high-quality investment professionals and in systematically implementing an investment process that seeks to merge the best features of fundamental and quantitative analysis. The Trustees indicated their intention to continue to monitor performance trends to assess the effectiveness of these changes and to evaluate whether additional changes to address areas of underperformance are warranted.

In the case of your fund, the Trustees considered that your fund’s common share cumulative total return performance at net asset value was in the following percentiles of its Lipper Inc. peer group (Lipper General and Insured Municipal Debt Funds (unleveraged closed-end)) (compared using tax-adjusted performance to recognize the different federal income tax treatment for capital gains distributions and exempt-interest distributions) for the one-, three- and five-year periods ended March 31, 2006 (the first percentile being the best performing funds and the 100th percentile being the worst performing funds):

One-year period	Three-year period	Five-year period

77th	66th	33rd

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(Because of the passage of time, these performance results may differ from the performance results for more recent periods shown elsewhere in this report. Over the one-, three- and five-year periods ended March 31, 2006, there were 8, 8, and 8 funds, respectively, in your fund’s Lipper peer group.* Past performance is no guarantee of future performance.)

The Trustees noted the disappointing performance for your fund for the one-year period ended March 31, 2006. In this regard, the Trustees considered Putnam Management’s view that one factor in the fund’s relative underperformance during this period appears to have been its selection of higher quality bonds, given market conditions. The Trustees also considered Putnam Management’s view that the fund’s investment strategy and process are designed to produce attractive relative performance over longer periods, as well as the fact that the Lipper peer group does not contain any funds that pursue similar investment strategies.

As a general matter, the Trustees concluded that cooperative efforts between the Trustees and Putnam Management represent the most effective way to address investment performance problems. The Trustees noted that investors in the Putnam funds have, in effect, placed their trust in the Putnam organization, under the oversight of the funds’ Trustees, to make appropriate decisions regarding the management of the funds. Based on the responsiveness of Putnam Management in the recent past to Trustee concerns about investment performance, the Trustees concluded that it is preferable to seek change within Putnam Management to address performance shortcomings. In the Trustees’ view, the alternative of terminating a management contract and engaging a new investment adviser for an underperforming fund would entail significant disruptions and would not provide any greater assurance of improved investment performance.

Brokerage and soft-dollar allocations; other benefits

The Trustees considered various potential benefits that Putnam Management may receive in connection with the services it provides under the management contract with your fund. These include benefits related to brokerage and soft-dollar allocations, whereby a portion of the commissions paid by a fund for brokerage may be used to acquire research services that may be useful to Putnam Management in managing the assets of the fund and of other clients. The Trustees indicated their continued intent to monitor the potential benefits associated with the allocation of fund brokerage to ensure that the principle of seeking “best price and execution” remains paramount in the portfolio trading process.

* The percentile rankings for your fund’s common share annualized total return performance in the Lipper General and Insured Municipal Debt Funds (unleveraged closed-end) category for the one-, five- and ten-year periods ended December 31, 2006, were 45%, 34%, and 56%, respectively. Over the one-, five- and ten-year periods ended December 31, 2006, the fund ranked 4 out of 8, 3 out of 8, and 5 out of 8 funds, respectively. Unlike the information above, these rankings reflect performance before taxes. Note that this more recent information was not available when the Trustees approved the continuance of your fund’s management contract.

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The Trustees’ annual review of your fund’s management contract also included the review of your fund’s custodian and investor servicing agreements with Putnam Fiduciary Trust Company, which provide benefits to affiliates of Putnam Management.

Comparison of retail and institutional fee schedules

The information examined by the Trustees as part of their annual contract review has included for many years information regarding fees charged by Putnam Management and its affiliates to institutional clients such as defined benefit pension plans, college endowments, etc. This information included comparison of such fees with fees charged to the funds, as well as a detailed assessment of the differences in the services provided to these two types of clients. The Trustees observed, in this regard, that the differences in fee rates between institutional clients and the mutual funds are by no means uniform when examined by individual asset sectors, suggesting that differences in the pricing of investment management services to these types of clients reflect to a substantial degree historical competitive forces operating in separate market places. The Trustees considered the fact that fee rates across all asset sectors are higher on average for mutual funds than for institutional clients, as well as the differences between the services that Putnam Management provides to the Putnam funds and those that it provides to institutional clients of the firm, but did not rely on such comparisons to any significant extent in concluding that the management fees paid by your fund are reasonable.

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Other information
for shareholders

Important notice regarding share repurchase program

In September 2006, the Trustees of your fund approved an extension of the current share repurchase program being implemented by Putnam Investments on behalf of your fund. The plan, as extended, allows your fund to repurchase, in the 24 months ending October 6, 2007, up to 10% of the common shares outstanding as of October 7, 2005.

Important notice regarding delivery of shareholder documents

In accordance with SEC regulations, Putnam sends a single copy of annual and semiannual shareholder reports, prospectuses, and proxy statements to Putnam shareholders who share the same address, unless a shareholder requests otherwise. If you prefer to receive your own copy of these documents, please call Putnam at 1-800-225-1581, and Putnam will begin sending individual copies within 30 days.

Proxy voting

Putnam is committed to managing our mutual funds in the best interests of our shareholders. The Putnam funds’ proxy voting guidelines and procedures, as well as information regarding how your fund voted proxies relating to portfolio securities during the 12-month period ended June 30, 2006, are available on the Putnam Individual Investor Web site, www.putnam.com/individual, and on the SEC’s Web site, www.sec.gov. If you have questions about finding forms on the SEC’s Web site, you may call the SEC at 1-800-SEC-0330. You may also obtain the Putnam funds’ proxy voting guidelines and procedures at no charge by calling Putnam’s Shareholder Services at 1-800-225-1581.

Fund portfolio holdings

The fund will file a complete schedule of its portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. Shareholders may obtain the fund’s Forms N-Q on the SEC’s Web site at www.sec.gov. In addition, the fund’s Forms N-Q may be reviewed and copied at the SEC’s Public Reference Room in Washington, D.C. You may call the SEC at 1-800-SEC-0330 for information about the SEC’s Web site or the operation of the Public Reference Room.

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Financial statements

A guide to financial statements

These sections of the report, as well as the accompanying Notes, constitute the fund’s financial statements.

The fund’s portfolio lists all the fund’s investments and their values as of the last day of the reporting period. Holdings are organized by asset type and industry sector, country, or state to show areas of concentration and diversification.

Statement of assets and liabilities shows how the fund’s net assets and share price are determined. All investment and noninvestment assets are added together. Any unpaid expenses and other liabilities are subtracted from this total. The result is divided by the number of shares to determine the net asset value per share. (For funds with preferred shares, the amount subtracted from total assets includes the liquidation preference of preferred shares.)

Statement of operations shows the fund’s net investment gain or loss. This is done by first adding up all the fund’s earnings — from dividends and interest income — and subtracting its operating expenses to determine net investment income (or loss). Then, any net gain or loss the fund realized on the sales of its holdings — as well as any unrealized gains or losses over the period — is added to or subtracted from the net investment result to determine the fund’s net gain or loss for the fiscal period.

Statement of changes in net assets shows how the fund’s net assets were affected by the fund’s net investment gain or loss, by distributions to shareholders, and by changes in the number of the fund’s shares. It lists distributions and their sources (net investment income or realized capital gains) over the current reporting period and the most recent fiscal year-end. The distributions listed here may not match the sources listed in the Statement of operations because the distributions are determined on a tax basis and may be paid in a different period from the one in which they were earned. Dividend sources are estimated at the time of declaration. Actual results may vary. Any non-taxable return of capital cannot be determined until final tax calculations are completed after the end of the fund’s fiscal year.

Financial highlights provide an overview of the fund’s investment results, per-share distributions, expense ratios, net investment income ratios, and portfolio turnover in one summary table, reflecting the five most recent reporting periods. In a semiannual report, the highlight table also includes the current reporting period.

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The fund’s portfolio 11/30/06 (Unaudited)

Key to abbreviations
AMBAC AMBAC Indemnity Corporation	FSA Financial Security Assurance
COP Certificate of Participation	GNMA Coll. Government National Mortgage
FGIC Financial Guaranty Insurance Company	Association Collateralized
FHA Insd. Federal Housing Administration Insured	G.O. Bonds General Obligation Bonds
FHLMC Coll. Federal Home Loan Mortgage	MBIA MBIA Insurance Company
Corporation Collateralized	Radian Insd. Radian Group Insured
FNMA Coll. Federal National Mortgage	U.S. Govt. Coll. U.S. Government Collateralized
Association Collateralized	VRDN Variable Rate Demand Notes

MUNICIPAL BONDS AND NOTES (99.0%)*

	Rating**	Principal amount	Value

Alabama (0.1%)
Sylacauga, Hlth. Care Auth. Rev. Bonds
(Coosa Valley Med. Ctr.), Ser. A, 6s, 8/1/35	B/P	$250,000	$261,790

Arizona (2.1%)
AZ Hlth. Fac. Auth. Hosp. Syst. Rev. Bonds
(John C. Lincoln Hlth. Network), 6 7/8s,
12/1/20 (Prerefunded)	BBB	600,000	682,572
Casa Grande, Indl. Dev. Auth. Rev. Bonds
(Casa Grande Regl. Med. Ctr.), Ser. A,
7 5/8s, 12/1/29	BB–/P	600,000	670,548
Glendale, Indl. Dev. Auth. Rev. Bonds
(John C. Lincoln Hlth.), Ser. B, 5 1/4s, 12/1/19	BBB	500,000	537,415
Maricopa Cnty., School Dist. G.O. Bonds
(No. 006 Washington Elementary), Ser. B,
FSA, 5 3/8s, 7/1/13	Aaa	490,000	541,999
Scottsdale, Indl. Dev. Auth. Hosp. Rev.
Bonds (Scottsdale Hlth. Care), 5.8s,
12/1/31 (Prerefunded)	A3	975,000	1,081,724
Yavapai Cnty., Indl. Dev. Auth. Rev. Bonds
(Yavapai Regl. Med. Ctr.), Ser. A, 6s, 8/1/33	Baa2	500,000	544,185
			4,058,443

Arkansas (0.8%)
AR State Hosp. Dev. Fin. Auth. Rev. Bonds
(Washington Regl. Med. Ctr.), 7 3/8s,
2/1/29 (Prerefunded)	Baa2	1,000,000	1,111,270
Washington Cnty., Hosp. Rev. Bonds (Regl.
Med. Ctr.), Ser. B, 5s, 2/1/11	Baa2	500,000	522,055
			1,633,325

26

MUNICIPAL BONDS AND NOTES (99.0%)* continued

	Rating**	Principal amount	Value

California (4.8%)
CA Hlth. Fac. Fin. Auth. Rev. Bonds
(Stanford Hosp. & Clinics), Ser. A,
5s, 11/15/23	A2	$1,250,000	$1,325,888
(Cedars Sinai Med. Ctr.), 5s, 11/15/15	A3	250,000	270,593
CA State Dept. of Wtr. Resources Rev.
Bonds, Ser. A, 5 1/4s, 5/1/20 (Prerefunded)	Aaa	1,100,000	1,207,129
CA Statewide Cmnty. Dev. Auth. Mandatory
Put Bonds (Kaiser Permanente), Ser. C,
3.85s, 6/1/12	A+	1,750,000	1,758,610
Corona, COP (Vista Hosp. Syst.), zero %,
7/1/29 (In default) (F) †	D/P	4,000,000	44,000
Delano, COP (Delano Regl. Med. Ctr.),
5.6s, 1/1/26	BBB–	500,000	510,240
Duarte, COP, Ser. A, 5 1/4s, 4/1/31	A–	300,000	310,212
Rancho Mirage, JT Powers Fin. Auth. Rev.
Bonds (Eisenhower Med. Ctr.), 5 7/8s, 7/1/26	A3	1,600,000	1,803,184
Riverside Cnty., Asset Leasing Corp.
Leasehold Rev. Bonds (Riverside Cnty.
Hosp.), MBIA, zero %, 6/1/25	Aaa	4,000,000	1,763,200
San Diego, Assn. of Bay Area Governments
Fin. Auth. For Nonprofit Corps. Rev.
Bonds (San Diego Hosp.), Ser. A,
6 1/8s, 8/15/20	Baa1	250,000	272,853
			9,265,909

Colorado (3.9%)
CO Hlth. Fac. Auth. Rev. Bonds
(Christian Living Cmntys.), Ser. A,
5 3/4s, 1/1/26	BB–/P	125,000	132,343
(Hosp. Impt. — NCMC, Inc.), FSA, 5 3/4s,
5/15/19 (Prerefunded)	Aaa	3,000,000	3,181,410
(Evangelical Lutheran), 5 1/4s, 6/1/21	A3	100,000	108,066
(Evangelical Lutheran), 5 1/4s, 6/1/19	A3	60,000	65,133
(Evangelical Lutheran), 5s, 6/1/16	A3	1,000,000	1,065,300
CO Springs, Hosp. Rev. Bonds
6 3/8s, 12/15/30	A3	630,000	694,468
6 3/8s, 12/15/30 (Prerefunded)	A3	620,000	689,087
Denver, Hlth. & Hosp. Auth. Hlth. Care
Rev. Bonds, Ser. A, 5 3/8s, 12/1/28	BBB	1,500,000	1,526,670
			7,462,477

Connecticut (0.4%)
CT State Dev. Auth. 1st. Mtg. Gross Rev.
Hlth. Care Rev. Bonds (Elim Street Park
Baptist, Inc.), 5.85s, 12/1/33	BBB+	750,000	805,410

27

MUNICIPAL BONDS AND NOTES (99.0%)* continued

	Rating**	Principal amount	Value

District of Columbia (0.7%)
DC Tobacco Settlement Fin. Corp. Rev. Bonds
6 3/4s, 5/15/40	BBB	$460,000	$501,345
6 1/4s, 5/15/24	BBB	710,000	759,728
			1,261,073

Florida (3.3%)
FL Hsg. Fin. Corp. Rev. Bonds, Ser. G,
5 3/4s, 1/1/37	Aa1	1,000,000	1,079,700
Highlands Cnty., Hlth. Fac. Auth. Rev.
Bonds (Adventist Sunbelt), Ser. A, 6s,
11/15/31 (Prerefunded)	A2	1,000,000	1,117,620
Lee Cnty., Indl. Dev. Auth. Hlth. Care
Rev. Bonds (Shell Pt./Alliance Oblig.
Group), 5 1/8s, 11/15/36	BBB–	300,000	309,066
Lee Cnty., Indl. Dev. Auth. Hlth. Care
Fac. Rev. Bonds (Cypress Cove Hlth. Pk.),
Ser. A, 6 3/8s, 10/1/25	BB–/P	1,000,000	1,028,260
Miami Beach, Hlth. Fac. Auth. Hosp. Rev.
Bonds (Mount Sinai Med. Ctr.), Ser. A,
6.8s, 11/15/31	Ba1	500,000	554,140
Orange Cnty., Hlth. Fac. Auth. Rev. Bonds
(Orlando Regl. Hlth. Care), U.S. Govt.
Coll., 5 3/4s, 12/1/32 (Prerefunded)	A2	1,340,000	1,495,494
South Miami, Hlth. Fac. Auth. Rev. Bonds
(Baptist Hlth.), 5 1/4s, 11/15/33	Aa3	750,000	793,538
			6,377,818

Georgia (0.7%)
Forsyth Cnty., Hosp. Auth. Rev. Bonds
(Baptist Hlth. Care Syst.), U.S. Govt.
Coll., 6 1/4s, 10/1/18 (Prerefunded)	AAA	1,000,000	1,150,420
GA Muni. Elec. Pwr. Auth. Rev. Bonds,
Ser. Y, AMBAC, U.S. Govt. Coll., 6.4s,
1/1/13 (Prerefunded)	Aaa	110,000	123,005
			1,273,425

Hawaii (0.2%)
HI State Hsg. & Cmnty. Dev. Corp. Rev.
Bonds (Single Fam. Mtge.), Ser. B, 3.2s, 1/1/09	Aaa	360,000	355,378

Idaho (0.3%)
ID Hsg. & Fin. Assn. Rev. Bonds (Single
Fam. Mtge.), Ser. C-2, FHA Insd.,
5.15s, 7/1/29	Aaa	555,000	562,071

28

MUNICIPAL BONDS AND NOTES (99.0%)* continued

	Rating**	Principal amount	Value

Illinois (4.0%)
IL Hlth. Fac. Auth. Rev. Bonds
(Children’s Memorial Hosp.), Ser. A,
AMBAC, 5 3/4s, 8/15/25 (Prerefunded)	Aaa	$2,000,000	$2,128,060
(West Suburban Hosp.), Ser. A, 5 3/4s,
7/1/15 (Prerefunded)	AA–/F	1,000,000	1,061,720
(Hosp. Sisters Svcs., Inc.), Ser. A, MBIA,
5 1/4s, 6/1/08	Aaa	4,000,000	4,093,680
IL Hsg. Dev. Auth. Rev. Bonds (Homeowner
Mtge.), Ser. C-1
3.45s, 2/1/11	Aa2	200,000	199,848
3 3/8s, 8/1/10	Aa2	290,000	288,127
			7,771,435

Indiana (2.5%)
IN Hlth. Fac. Fin. Auth. Rev. Bonds
(Cmnty. Hosp.), Ser. A, AMBAC, 5s, 5/1/24	Aaa	3,000,000	3,205,620
IN Hlth. Fac. Fin. Auth. Hosp. Rev. Bonds
(St. Francis), Ser. A, MBIA
5 3/8s, 11/1/27 (Prerefunded)	Aaa	700,000	725,270
5 3/8s, 11/1/27 (Prerefunded)	Aaa	300,000	310,830
Jasper Hosp. Auth. Rev. Bonds (Memorial
Hosp.), 5 1/2s, 11/1/32	AA	500,000	534,205
			4,775,925

Iowa (1.7%)
IA Fin. Auth. Hlth. Care Fac. Rev. Bonds
(Care Initiatives), 9 1/4s, 7/1/25
(Prerefunded)	AAA	1,285,000	1,598,180
(Genesis Med Ctr), 6 1/4s, 7/1/25	A1	1,500,000	1,622,145
			3,220,325

Kansas (0.8%)
Lawrence, Hosp. Rev. Bonds (Lawrence
Memorial Hosp.), 5 1/4s, 7/1/21	A3	250,000	271,740
Lenexa, Hlth. Care Rev. Bonds
(LakeView Village), Ser. C, 6 7/8s, 5/15/32	BB+	500,000	543,650
Salina, Hosp. Rev. Bonds (Salina Regl. Hlth.)
5s, 10/1/23	A1	500,000	531,755
5s, 10/1/16	A1	210,000	227,898
			1,575,043

Kentucky (0.6%)
KY Econ. Dev. Fin. Auth. Hlth. Syst. Rev.
Bonds (Norton Hlth. Care), Ser. A
6 5/8s, 10/1/28 (Prerefunded)	AAA/P	885,000	990,501
6 5/8s, 10/1/28	A–/F	245,000	268,579
			1,259,080

29

MUNICIPAL BONDS AND NOTES (99.0%)* continued

	Rating**	Principal amount	Value

Louisiana (0.4%)
LA Local Govt. Env. Fac. Cmnty. Dev. Auth.
Rev. Bonds (St. James Place), Ser. A,
7s, 11/1/20	B–/P	$690,000	$703,082

Maine (1.9%)
ME Hlth. & Higher Edl. Fac. Auth.
Rev. Bonds
Ser. C, FSA, 5 3/4s, 7/1/30	Aaa	1,500,000	1,615,650
Ser. B, FSA, 4.6s, 7/1/09	AAA	1,930,000	1,975,529
			3,591,179

Maryland (0.2%)
MD State Hlth. & Higher Edl. Fac. Auth.
Rev. Bonds (Medstar Hlth.), 5 3/4s, 8/15/14	Baa1	345,000	385,110

Massachusetts (5.1%)
MA State Dev. Fin. Agcy. Higher Ed. Rev.
Bonds (Emerson College), Ser. A,
5s, 1/1/19	A–	130,000	141,249
MA State Hlth. & Edl. Fac. Auth. Rev. Bonds
(Civic Investments/HPHC), Ser. A,
9s, 12/15/15	BBB–/P	750,000	932,940
(Jordan Hosp.), Ser. E, 6 3/4s, 10/1/33	BBB–	750,000	829,208
(UMass Memorial), Ser. C, 6 5/8s, 7/1/32	Baa2	250,000	277,938
(UMass Memorial), Ser. C, 6 1/2s, 7/1/21	Baa2	900,000	993,132
(Berkshire Hlth. Syst.), Ser. E,
6 1/4s, 10/1/31	BBB+	1,000,000	1,079,940
(Hlth. Care Syst. Covenant Hlth.), Ser. E,
6s, 7/1/31	A	1,350,000	1,485,149
(Baystate Med. Ctr.), Ser. F, 5.7s, 7/1/27	A1	1,000,000	1,069,700
(Milton Hosp.), Ser. C, 5 1/2s, 7/1/16	BBB–	350,000	363,573
(Milton Hosp.), Ser. C, 5 1/2s, 7/1/09	BBB–	1,135,000	1,162,796
(UMass Memorial), Ser. D, 5s, 7/1/33	Baa2	500,000	514,375
(Partners Healthcare Syst.), Ser. F,
5s, 7/1/22	Aa2	1,000,000	1,074,940
			9,924,940

Michigan (5.2%)
Flint, Hosp. Bldg. Auth. Rev. Bonds
(Hurley Med. Ctr.), 6s, 7/1/20	Ba1	125,000	132,714
Garden City, Hosp. Fin. Auth. Rev. Bonds
(Garden City Hosp. OB Group), Ser. A,
5 3/4s, 9/1/17	Ba1	1,000,000	1,004,230
Kalamazoo, Hosp. Fin. Auth. Fac. Rev.
Bonds (Bronson Methodist Hosp.), Ser. A,
MBIA, 5s, 10/15/08	Aaa	2,000,000	2,049,160
MI State Hosp. Fin. Auth. Rev. Bonds
(Holland Cmnty. Hosp.), Ser. A, FGIC,
5 3/4s, 1/1/21	A2	1,250,000	1,369,050
(Sparrow Hosp.), 5 5/8s, 11/15/31	A1	2,000,000	2,141,360

30

MUNICIPAL BONDS AND NOTES (99.0%)* continued

	Rating**	Principal amount	Value

Michigan continued
MI State Hosp. Fin. Auth. Rev. Bonds
(Holland Cmnty. Hosp.), Ser. A, FGIC,
(Oakwood Oblig. Group), 5 1/2s, 11/1/17	A2	$1,000,000	$1,088,430
Ser. A, 5s, 4/15/26	A1	930,000	981,885
(Chelsea Cmnty. Hosp. Oblig.), 5s, 5/15/25	BBB	500,000	517,035
MI State Hsg. Dev. Auth. Rev. Bonds,
Ser. A, 3.9s, 6/1/30	AA+	770,000	768,560
			10,052,424

Minnesota (0.8%)
MN Agricultural & Econ. Dev. Board Rev.
Bonds (Evangelical Lutheran), 6s, 2/1/27	A3	750,000	820,193
St. Paul, Hsg. & Redev. Auth. Hosp. Rev.
Bonds (Hlth. East), 6s, 11/15/25	Baa3	250,000	277,978
Winona, Hlth. Care Fac. Rev. Bonds,
Ser. A, 6s, 7/1/34	BBB	500,000	543,350
			1,641,521

Mississippi (0.2%)
MS Home Corp. Rev. Bonds (Single Fam.
Mtge.), Ser. B-2, GNMA Coll., FNMA Coll.,
6.45s, 12/1/33	Aaa	315,000	327,411

Missouri (6.8%)
MO State Hlth. & Edl. Fac. Auth. Rev.
Bonds (BJC Hlth. Syst.)
5 1/4s, 5/15/32	Aa2	1,500,000	1,590,690
5 1/4s, 5/15/17	Aa2	2,000,000	2,161,960
MO State Hlth. & Edl. Fac. Auth. VRDN (Cox
Hlth. Syst.), AMBAC, 3.75s, 6/1/22	VMIG1	5,000,000	5,000,000
MO State Hsg. Dev. Comm. Mtge. Rev. Bonds
(Single Fam. Homeowner Loan)
Ser. B-1, GNMA Coll., FNMA Coll.,
7.45s, 9/1/31	AAA	390,000	406,208
Ser. A-2, GNMA Coll., 6.3s, 3/1/30	AAA	320,000	329,990
Ser. B, GNMA Coll., FNMA Coll.,
5.8s, 9/1/35	AAA	1,930,000	2,071,932
Ser. C, GNMA Coll., FNMA Coll.,
5.6s, 9/1/35	AAA	480,000	510,072
Ser. D, GNMA Coll., FNMA Coll.,
5.55s, 9/1/34	Aaa	675,000	692,651
MO State Hsg. Dev. Comm. Single Fam. Mtge.
Rev. Bonds (Home Ownership Loan),
Ser. A-1, GNMA Coll., FNMA Coll.,
6 3/4s, 3/1/34	AAA	375,000	395,561
			13,159,064

` 31

MUNICIPAL BONDS AND NOTES (99.0%)* continued

	Rating**	Principal amount	Value

Montana (0.6%)
Jackson Cnty., Special Oblig. Rev. Bonds
(Harry S. Truman Sports Complex), AMBAC,
5s, 12/1/22	AAA	$1,000,000	$1,093,750

New Hampshire (2.8%)
NH Higher Edl. & Hlth. Fac. Auth. Rev. Bonds
(Rivermead at Peterborough), 5 3/4s, 7/1/28	BB/P	1,000,000	1,019,310
(Lakes Region Hosp. Assn.), 5 3/4s, 1/1/08
(Prerefunded)	BBB–/P	250,000	252,910
NH Hlth. and Edl. Fac. Auth. Hosp. Rev.
Bonds (Concord Hosp.), FGIC, 5s, 10/1/24	Aaa	2,900,000	3,103,029
NH State Bus. Fin. Auth. Rev. Bonds (Alice
Peck Day Hlth. Syst.), Ser. A, 7s, 10/1/29	BBB–/P	900,000	943,326
			5,318,575

New Jersey (3.7%)
NJ Econ. Dev. Auth. Rev. Bonds
(Cranes Mill), Ser. A, 7 1/2s, 2/1/27
(Prerefunded)	Aaa	500,000	512,985
(Cedar Crest Village., Inc.), Ser. A,
7 1/4s, 11/15/31 (Prerefunded)	BB–/P	1,000,000	1,171,340
(Seabrook Village), 5 1/4s, 11/15/26	BBB–/P	140,000	144,383
NJ Hlth. Care Fac. Fin. Auth. Rev. Bonds
(Trinitas Hosp. Oblig. Group),
7 1/2s, 7/1/30	Baa3	750,000	830,370
Ser. A, AMBAC, 6s, 7/1/12	Aaa	2,000,000	2,233,920
(South Jersey Hosp.), 5s, 7/1/26	Baa1	1,100,000	1,152,822
NJ State Rev. Bonds (Trans. Syst.),
Ser. C, AMBAC, zero %, 12/15/24	Aaa	2,400,000	1,140,480
			7,186,300

New Mexico (2.0%)
NM Mtge. Fin. Auth. Rev. Bonds (Single
Fam. Mtge.), Ser. D-2, GNMA Coll., FNMA
Coll., FHLMC Coll., 5.64s, 9/1/33	AAA	385,000	397,374
U. of NM Rev. Bonds
(Hosp. Mtg.), FSA, FHA Insd., 5s, 1/1/24	Aaa	2,000,000	2,122,780
FSA, 5s, 1/1/11	AAA	1,290,000	1,354,810
			3,874,964

New York (9.6%)
Livingston Cnty., Indl. Dev. Agcy. Civic
Fac. Rev. Bonds (Nicholas H. Noyes
Memorial Hosp.)
5 3/4s, 7/1/15	BB	305,000	318,155
5s, 7/1/10	BB	180,000	182,578
Nassau Cnty., Indl. Dev. Agcy. Rev. Bonds
(North Shore Hlth. Syst.), Ser. C,
5 5/8s, 11/1/10	A3	505,000	519,160

32

MUNICIPAL BONDS AND NOTES (99.0%)* continued

	Rating**	Principal amount	Value

New York continued
NY City, G.O. Bonds
Ser. J/J-1, 5s, 6/1/21	AA–	$250,000	$270,193
Ser. I-1, 5s, 4/1/19	AA–	200,000	216,882
NY City, Indl. Dev. Agcy. Civic Fac. Rev.
Bonds (Staten Island U. Hosp.), Ser. A,
6 3/8s, 7/1/31	B2	635,000	667,842
NY State Dorm. Auth. Rev. Bonds
(Winthrop-U. Hosp. Assn.), Ser. A,
5 1/2s, 7/1/32	Baa1	600,000	641,532
(Winthrop Nassau U.), 5 1/2s, 7/1/23	Baa1	750,000	795,735
Ser. B, 5 1/4s, 11/15/29	AAA	1,000,000	1,080,380
(Hosp. Insd. Mtg.), Ser. A, FSA,
5 1/4s, 8/15/12	Aaa	6,000,000	6,501,541
(NYU. Hosp. Ctr.), Ser. A, 5s, 7/1/20	Ba2	250,000	257,860
(Albany), Ser. A-1, FSA, FHA Insd.,
5s, 2/15/14	Aaa	2,475,000	2,684,608
(Mt. Sinai NYU Hlth.), Ser. C, 5s, 7/1/11	Baa2	430,000	436,738
Orange Cnty., Indl. Dev. Agcy. Rev. Bonds
(Arden Hill Care Ctr. Newburgh), Ser. C,
7s, 8/1/31	BB–/P	750,000	797,363
Saratoga Cnty., Indl. Dev. Agcy. Civic
Fac. Rev. Bonds (Saratoga Hosp.), Ser. A,
5s, 12/1/13	BBB+	370,000	389,828
Suffolk Cnty., Indl. Dev. Agcy. Cont. Care
Retirement Rev. Bonds (Jefferson’s
Ferry), Ser. A, 7 1/4s, 11/1/28
(Prerefunded)	AAA	1,000,000	1,119,600
Westchester, Tobacco Asset
Securitization Corp. Rev. Bonds,
5s, 6/1/26	BBB	1,000,000	1,024,310
Yonkers, Indl. Dev. Agcy. Civic Fac. Rev.
Bonds (St. John’s Riverside Hosp.),
Ser. A, 7 1/8s, 7/1/31	B+	500,000	540,975
			18,445,280

North Carolina (1.7%)
NC Med. Care Cmnty. Hlth. Care Fac.
Rev. Bonds
(First Mtge. Presbyterian Homes),
5 3/8s, 10/1/22	BB/P	500,000	523,865
(Pines at Davidson), Ser. A, 5s, 1/1/15	A–/F	635,000	684,320
NC Med. Care Comm. Retirement Fac.
Rev. Bonds
(First Mtge. Givens Estates), Ser. A,
6 1/2s, 7/1/32	BB–/P	750,000	812,055
(First Mtge. United Methodist), Ser. C,
5 1/4s, 10/1/24	BB+/P	250,000	258,905
NC State Muni. Pwr. Agcy. Rev. Bonds
(No. 1, Catawba Elec.), Ser. B, 6 1/2s, 1/1/20	A3	1,000,000	1,090,120
			3,369,265

33

MUNICIPAL BONDS AND NOTES (99.0%)* continued

	Rating**	Principal amount	Value

North Dakota (0.6%)
Grand Forks, Hlth. Care Syst. Rev. Bonds
(Altru Hlth. Syst. Oblig. Group),
7 1/8s, 8/15/24	Baa2	$1,000,000	$1,111,980

Ohio (3.7%)
Cuyahoga Cnty., Rev. Bonds, Ser. A,
6s, 1/1/32	Aa3	1,250,000	1,397,013
Cuyahoga Cnty., Hosp. VRDN (U. Hosp.),
3.61s, 1/1/16	VMIG1	1,800,000	1,800,000
Lorain Cnty., Hosp. Rev. Bonds (Catholic
Hlth. Care Refurbish & Impt.), Ser. A,
5 1/4s, 10/1/33	Aa3	750,000	791,828
Miami Cnty., Hosp. Fac. Rev. Bonds (Upper
Valley Med. Ctr.), 5 1/4s, 5/15/14	A–	1,350,000	1,454,085
Montgomery Cnty., Hosp. Rev. Bonds
(Kettering Med. Ctr.), 6 3/4s, 4/1/22
(Prerefunded)	A2	1,000,000	1,107,950
OH State Wtr. Dev. Auth. Poll. Control
Fac. Rev. Bonds, 6.1s, 8/1/20	Baa2	500,000	516,605
			7,067,481

Oklahoma (0.6%)
OK Dev. Fin. Auth. Rev. Bonds (Hillcrest
Hlth. Care Syst.), Ser. A, U.S. Govt.
Coll., 5 5/8s, 8/15/29 (Prerefunded)	Aaa	525,000	556,946
OK Hsg. Fin. Agcy. Single Fam. Rev. Bonds
(Homeowner Loan), Ser. D-2, GNMA
Coll., FNMA Coll., 7.1s, 9/1/26	Aaa	290,000	302,316
(Homeownership Loan), Ser. C-2,
GNMA Coll., FNMA Coll., 5.7s, 9/1/35	Aaa	245,000	258,644
			1,117,906

Pennsylvania (6.7%)
Allegheny Cnty., Hosp. Dev. Auth. Rev.
Bonds (UPMC Hlth.), Ser. B, MBIA,
6s, 7/1/24	Aaa	2,210,000	2,748,002
Blair Cnty., Hosp. Auth. Rev. Bonds
(Altoona Hosp.), Ser. A, AMBAC,
4.7s, 7/1/08	Aaa	1,500,000	1,526,115
Bucks Cnty., Indl. Dev. Auth. Retirement
Cmnty. Rev. Bonds (Ann’s Choice, Inc.),
Ser. A, 5.3s, 1/1/14	BB/P	250,000	256,658
Chester Cnty., Hlth. & Ed. Fac. Auth. Rev.
Bonds (Jenners Pond, Inc.), 7 1/4s,
7/1/24 (Prerefunded)	BB–/P	500,000	598,735
College Twp., Indl. Dev. Auth. Rev. Bonds
(Nittany Valley Rehab. Hosp.), 7 5/8s,
11/1/07 (Prerefunded)	AAA/P	405,000	419,450

34

MUNICIPAL BONDS AND NOTES (99.0%)* continued

	Rating**	Principal amount	Value

Pennsylvania continued
Lancaster Cnty., Hosp. Auth. Rev. Bonds
(Gen. Hosp.), 5 1/2s, 3/15/26	A+	$250,000	$270,053
Lehigh Cnty., Gen. Purpose Auth. Rev. Bonds
(St. Luke’s Hosp. — Bethlehem),
5 3/8s, 8/15/33	Baa1	750,000	796,418
(Lehigh Valley Hosp. Hlth. Network),
Ser. A, 5 1/4s, 7/1/32	A1	2,000,000	2,120,480
Monroe Cnty., Hosp. Auth. Rev. Bonds
(Pocono Med. Ctr.), 6s, 1/1/43	BBB+	375,000	406,609
Philadelphia, Hosp. & Higher Ed. Fac.
Auth. Rev. Bonds (Graduate Hlth. Syst.
Oblig. Group), 7 1/4s,
7/1/18 (In default) †	D	701,513	702
Philadelphia, Hosp. & Higher Edl. Fac.
Auth. Hosp. Rev. Bonds (Graduate Hlth.
Syst.), Ser. B, 6 1/4s,
7/1/13 (In default) †	D	545,925	546
Sayre, Hlth. Care Fac. Auth. Rev. Bonds
(Guthrie Hlth.), Ser. A, 5 7/8s, 12/1/31	A–	1,450,000	1,587,199
Washington Cnty., Hosp. Auth. Rev. Bonds
(Monongah Ela Vy Hosp.), 6 1/4s, 6/1/22	A3	1,250,000	1,368,325
West Shore, Area Hosp. Auth. Rev. Bonds
(Holy Spirit Hosp.), 6 1/4s, 1/1/32	BBB	500,000	541,625
York Cnty., Indl. Dev. Auth. 1st Mtge.
Hlth. Fac. Rev. Bonds (Rehab. Hosp.
of York), 7 1/2s, 9/1/07 (Prerefunded)	AAA/P	340,000	349,605
			12,990,522

Puerto Rico (0.6%)
Cmnwlth. of PR, G.O. Bonds (Pub. Impt.),
Ser. A, 5 1/4s, 7/1/25	BBB	850,000	931,660
Cmnwlth. of PR, Govt. Dev. Bank Rev.
Bonds, Ser. AA, 5s, 12/1/16	BBB	200,000	217,884
			1,149,544

South Carolina (2.1%)
Lexington Cnty. Hlth. Svcs. Dist. Inc.
Hosp. Rev. Bonds, 5 1/2s, 5/1/37	A2	1,000,000	1,083,950
SC Hosp. Auth. Rev. Bonds (Med. U.),
Ser. A, 6 1/2s, 8/15/32 (Prerefunded)	AAA	500,000	574,580
SC Jobs Econ. Dev. Auth. Hosp. Fac.
Rev. Bonds
(Palmetto Hlth. Alliance), Ser. A, 7 3/8s,
12/15/21 (Prerefunded)	BBB+/F	800,000	924,176
(Palmetto Hlth.), Ser. C, 6s, 8/1/20
(Prerefunded)	Baa1	1,115,000	1,269,227
(Palmetto Hlth.), Ser. C, 6s, 8/1/20
(Prerefunded)	Baa1	135,000	153,673
			4,005,606

35

MUNICIPAL BONDS AND NOTES (99.0%)* continued

	Rating**	Principal amount	Value

South Dakota (1.2%)
SD State Hlth. & Edl. Fac. Auth. Rev. Bonds
(Prairie Lakes), 5.65s, 4/1/22	Baa1	$1,250,000	$1,302,763
(Sioux Valley Hosp. & Hlth. Syst.),
Ser. A, 5 1/2s, 11/1/31	A1	1,000,000	1,085,940
			2,388,703

Tennessee (0.9%)
Johnson City, Hlth. & Edl. Fac. Board
Hosp. Rev. Bonds (First Mtge. Mountain
States Hlth.), Ser. A, 7 1/2s, 7/1/33	BBB+	1,250,000	1,463,575
Sullivan Cnty., Hlth. Edl. & Hsg. Hosp.
Fac. Board Rev. Bonds (Wellmont Hlth.
Syst.), Ser. C, 5s, 9/1/22	BBB+	350,000	367,598
			1,831,173

Texas (7.1%)
Abilene, Hlth. Fac. Dev. Corp. Rev. Bonds
(Sears Methodist Retirement), Ser. A,
7s, 11/15/33	BB/P	715,000	785,821
Georgetown, Hlth. Fac. Dev. Corp. Rev.
Bonds (Georgetown Hlth. Care Syst.),
6 1/4s, 8/15/29 (Prerefunded)	AAA/P	900,000	977,256
Harris Cnty., Hlth. Fac. Dev. Corp. Rev.
Bonds (Christus Hlth.), Ser. A, MBIA
5 1/2s, 7/1/09	Aaa	1,760,000	1,839,640
5 1/2s, 7/1/09 (Prerefunded)	Aaa	240,000	251,462
Harris Cnty., Hlth. Fac. Dev. Corp. Hosp.
Rev. Bonds (Memorial Hermann Hlth. Care
Syst.), Ser. A, 5 1/4s, 12/1/18	A+	700,000	758,331
Lubbock, Hlth. Fac. Dev. Rev. Bonds (St.
Joseph Hlth. Syst.), FSA, 5 1/4s, 7/1/09	Aaa	3,535,000	3,653,953
Lufkin, Hlth. Fac. Dev. Corp. Rev. Bonds
(Memorial Hlth. Syst. of East TX), 5.7s,
2/15/28 (Prerefunded)	AAA/P	1,450,000	1,513,336
Montgomery Cnty., G.O. Bonds, Ser. A,
FSA, 5s, 3/1/21	Aaa	1,750,000	1,896,615
Tarrant Cnty., Hosp. Dist. Rev. Bonds,
MBIA, 5 1/2s, 8/15/19	Aaa	1,870,000	2,043,312
			13,719,726

Utah (1.0%)
Salt Lake City, Hosp. Rev. Bonds, AMBAC,
6 3/4s, 5/15/20 (Prerefunded)	AAA	2,000,000	2,002,320

36

MUNICIPAL BONDS AND NOTES (99.0%)* continued

	Rating**	Principal amount	Value

Vermont (0.4%)
VT Hsg. Fin. Agcy. Rev. Bonds, Ser. 19A,
FSA, 4.62s, 5/1/29	Aaa	$825,000	$833,201

Virginia (1.5%)
Henrico Cnty., Econ. Dev. Auth. Rev. Bonds
(United Methodist), Ser. A, 6 1/2s, 6/1/22	BB+/P	750,000	804,158
Henrico Cnty., Econ. Dev. Auth. Res. Care
Fac. Rev. Bonds (Westminster-Canterbury),
5s, 10/1/22	BBB–	400,000	416,680
Prince William Cnty., Indl. Dev. Auth.
Hosp. Rev. Bonds (Potomac Hosp. Corp.),
5.35s, 10/1/36	A3	1,500,000	1,620,180
			2,841,018

Washington (1.6%)
Tobacco Settlement Auth. of WA Rev. Bonds,
6 1/2s, 6/1/26	BBB	1,450,000	1,604,759
WA State Hlth. Care Fac. Auth. Rev. Bonds
(Group Hlth. Coop), Radian Insd.,
5s, 12/1/22	AA	425,000	455,732
(Kadlec Med. Ctr.), Ser. A, 5s, 12/1/21	AAA	1,000,000	1,074,850
			3,135,341

West Virginia (0.4%)
Princeton, Hosp. Rev. Bonds (Cmnty. Hosp.
Assn., Inc.), 6.1s, 5/1/29	B2	725,000	735,549

Wisconsin (2.7%)
Badger Tobacco Settlement Asset
Securitization Corp. Rev. Bonds, 7s, 6/1/28	BBB	1,000,000	1,117,820
WI State Hlth. & Edl. Fac. Rev. Bonds
(Aurora Med. Group Inc.), FSA, 6s, 11/15/09	Aaa	3,330,000	3,547,482
WI State Hlth. & Edl. Fac. Auth. Rev.
Bonds (Ascension Hlth. Credit), Ser. A,
5s, 11/15/31	AA	560,000	595,633
			5,260,935

TOTAL INVESTMENTS
Total investments (cost $181,958,847)			$191,182,797

37

  * Percentages indicated are based on net assets of $193,096,955.

** The Moody’s, Standard & Poor’s or Fitch’s ratings indicated are believed to be the most recent ratings available at November 30, 2006 for the securities listed. Ratings are generally ascribed to securities at the time of issuance. While the agencies may from time to time revise such ratings, they undertake no obligation to do so, and the ratings do not necessarily represent what the agencies would ascribe to these securities at November 30, 2006. Securities rated by Putnam are indicated by “/P.” Securities rated by Fitch are indicated by “/F.”

† Non-income-producing security.

(F) Security is valued at fair value following procedures approved by the Trustees.

At November 30, 2006, liquid assets totaling $1,077,260 have been designated as collateral for open forward commitments.

The rates shown on VRDN and Mandatory Put Bonds are the current interest rates at November 30, 2006.

The dates shown on Mandatory Put Bonds are the next mandatory put dates.

The dates shown on debt obligations other than Mandatory Put Bonds are the original maturity dates.

The fund had the following sector concentration greater than 10% at November 30, 2006 (as a percentage of net assets):

Health care                        85.0%

The fund had the following insurance concentration greater than 10% at November 30, 2006 (as a percentage of net assets):

FSA                                   15.5%

The accompanying notes are an integral part of these financial statements.

38

Statement of assets and liabilities 11/30/06 (Unaudited)

ASSETS

Investment in securities, at value (Note 1):
Unaffiliated issuers (identified cost $181,958,847)	$191,182,797

Cash	1,171,679

Interest and other receivables	2,782,465

Receivable for securities sold	160,806

Total assets	195,297,747

LIABILITIES

Distributions payable to shareholders	601,364

Payable for securities purchased	1,220,631

Payable for compensation of Manager (Note 2)	263,157

Payable for investor servicing and custodian fees (Note 2)	13,988

Payable for Trustee compensation and expenses (Note 2)	54,083

Payable for administrative services (Note 2)	3,655

Other accrued expenses	43,914

Total liabilities	2,200,792

Net assets	$193,096,955

REPRESENTED BY

Paid-in capital (Unlimited shares authorized) (Notes 1 and 4)	$187,315,326

Undistributed net investment income (Note 1)	249,947

Accumulated net realized loss on investments (Note 1)	(3,692,268)

Net unrealized appreciation of investments	9,223,950

Total — Representing net assets applicable to capital shares outstanding	$193,096,955

COMPUTATION OF NET ASSET VALUE

Net asset value per share
($193,096,955 divided by 13,435,771 shares)	$14.37

The accompanying notes are an integral part of these financial statements.

39

Statement of operations Six months ended 11/30/06 (Unaudited)

INTEREST INCOME	$4,573,003

EXPENSES

Compensation of Manager (Note 2)	534,918

Investor servicing fees (Note 2)	47,775

Custodian fees (Note 2)	43,007

Trustee compensation and expenses (Note 2)	13,214

Administrative services (Note 2)	7,502

Other	79,586

Total expenses	726,002

Expense reduction (Note 2)	(27,680)

Net expenses	698,322

Net investment income	3,874,681

Net realized loss on investments (Notes 1 and 3)	(155,775)

Net realized loss on futures contracts (Note 1)	(20,258)

Net unrealized appreciation of investments during the period	3,971,755

Net gain on investments	3,795,722

Net increase in net assets resulting from operations	$7,670,403

The accompanying notes are an integral part of these financial statements.

40

Statement of changes in net assets

INCREASE (DECREASE) IN NET ASSETS

	Six months ended	Year ended
	11/30/06*	5/31/06

Operations:
Net investment income	$ 3,874,681	$ 7,537,678

Net realized gain (loss) on investments	(176,033)	253,250

Net unrealized appreciation (depreciation) of investments	3,971,755	(2,305,497)

Net increase in net assets resulting from operations	7,670,403	5,485,431

Distributions to shareholders: (Note 1)

From ordinary income

Taxable net investment income	—	(41,107)

From tax exempt net investment income	(3,620,703)	(7,329,733)

Decrease from shares repurchased (Note 4)	(1,432,469)	(3,092,078)

Total increase (decrease) in net assets	2,617,231	(4,977,487)

NET ASSETS

Beginning of period	190,479,724	195,457,211

End of period (including undistributed net investment
income of $249,947 and distributions in excess of
net investment income of $4,031, respectively)	$193,096,955	$190,479,724

NUMBER OF FUND SHARES

Shares outstanding at beginning of period	13,551,397	13,807,168

Shares repurchased (Note 4)	(115,626)	(255,771)

Shares outstanding at end of period	13,435,771	13,551,397
* Unaudited

The accompanying notes are an integral part of these financial statements.

41

Financial highlights (For a common share outstanding throughout the period)

PER-SHARE OPERATING PERFORMANCE

Six months ended**				Year ended
	11/30/06	5/31/06	5/31/05	5/31/04	5/31/03	5/31/02

Net asset value,
beginning of period	$14.06	$14.16	$13.71	$14.15	$13.61	$13.48

Investment operations:
Net investment income (a)	.29	.55	.58	.68	.74	.80

Net realized and unrealized
gain (loss) on investments	.27	(.15)	.46	(.45)	.49	.10

Total from
investment operations	.56	.40	1.04	.23	1.23	.90

Less distributions:
From net investment income	(.27)	(.54)	(.59)	(.67)	(.69)	(.77)

Total distributions	(.27)	(.54)	(.59)	(.67)	(.69)	(.77)

Increase from repurchase
of shares	.02	.04	—	—	—	—

Net asset value,
end of period	$14.37	$14.06	$14.16	$13.71	$14.15	$13.61

Market price,
end of period	$13.15	$12.06	$12.21	$11.75	$12.49	$11.99

Total return at
market price (%)(b)	11.39*	3.20	9.07	(.64)	10.22	(2.86)

RATIOS AND SUPPLEMENTAL DATA

Net assets, end of period
(in thousands)	$193,097	$190,480	$195,457	$189,311	$195,334	$187,886

Ratio of expenses to
average net assets (%)(c)	.38*	.86	.83	.82	.84	.88

Ratio of net investment
income to average
net assets (%)	2.02*	3.90	4.14	4.86	5.35	5.84

Portfolio turnover (%)	10.01*	14.55	36.22	24.24	25.46	19.71

  * Not annualized.

** Unaudited.

(a) Per share net investment income has been determined on the basis of the weighted average number of shares outstanding during the period.

(b) Total return assumes dividend reinvestment.

(c) Includes amounts paid through expense offset arrangements (Note 2).

The accompanying notes are an integral part of these financial statements.

42

Notes to financial statements 11/30/06 (Unaudited)

Note 1: Significant accounting policies

Putnam Tax-Free Health Care Fund (the “fund”), a Massachusetts business trust, is registered under the Investment Company Act of 1940, as amended, as a diversified, closed-end management investment company. The fund seeks as high a level of current income exempt from federal income tax as Putnam Investment Management, LLC (“Putnam Management”), the fund’s manager, an indirect wholly-owned subsidiary of Putnam, LLC, believes is consistent with preservation of capital by investing primarily in a portfolio of tax-exempt securities in the health care sector of the tax-exempt securities market. The fund concentrates its investments in one sector, which involves more risk than a fund that invests more broadly.

In the normal course of business, the fund enters into contracts that may include agreements to indemnify another party under given circumstances. The fund’s maximum exposure under these arrangements is unknown as this would involve future claims that may be, but have not yet been, made against the fund. However, the fund expects the risk of material loss to be remote.

The following is a summary of significant accounting policies consistently followed by the fund in the preparation of its financial statements. The preparation of financial statements is in conformity with accounting principles generally accepted in the United States of America and requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities in the financial statements and the reported amounts of increases and decreases in net assets from operations during the reporting period. Actual results could differ from those estimates.

A) Security valuation Tax-exempt bonds and notes are generally valued on the basis of valuations provided by an independent pricing service approved by the Trustees. Such services use information with respect to transactions in bonds, quotations from bond dealers, market transactions in comparable securities and various relationships between securities in determining value. Certain investments are also valued at fair value following procedures approved by the Trustees. Such valuations and procedures are reviewed periodically by the Trustees. The fair value of securities is generally determined as the amount that the fund could reasonably expect to realize from an orderly disposition of such securities over a reasonable period of time. By its nature, a fair value price is a good faith estimate of the value of a security at a given point in time and does not reflect an actual market price, which may be different by a material amount.

B) Security transactions and related investment income Security transactions are recorded on the trade date (the date the order to buy or sell is executed). Gains or losses on securities sold are determined on the identified cost basis.

Interest income is recorded on the accrual basis. All premiums/discounts are amortized/accreted on a yield-to-maturity basis. The premium in excess of the call price, if any, is amortized to the call date; thereafter, any remaining premium is amortized to maturity.

Securities purchased or sold on a forward commitment or delayed delivery basis may be settled a month or more after the trade date; interest income is accrued based on the terms of the securities. Losses may arise due to changes in the market value of the underlying securities or if the counterparty does not perform under the contract.

C) Futures and options contracts The fund may use futures and options contracts to hedge against changes in the values of securities the fund owns or expects to purchase, or for other investment purposes. The fund may also write options on swaps or securities it owns or in which it may invest to increase its current returns.

The potential risk to the fund is that the change in value of futures and options contracts may not correspond to the change in value of the hedged instruments. In addition, losses may arise from changes in the value of the underlying instruments, if there is an illiquid secondary market for the contracts, or if the counterparty to the

43

contract is unable to perform. Risks may exceed amounts recognized on the statement of assets and liabilities. When the contract is closed, the fund records a realized gain or loss equal to the difference between the value of the contract at the time it was opened and the value at the time it was closed. Realized gains and losses on purchased options are included in realized gains and losses on investment securities. If a written call option is exercised, the premium originally received is recorded as an addition to sales proceeds. If a written put option is exercised, the premium originally received is recorded as a reduction to the cost of investments.

Futures contracts are valued at the quoted daily settlement prices established by the exchange on which they trade. The fund and the broker agree to exchange an amount of cash equal to the daily fluctuation in the value of the futures contract. Such receipts or payments are known as “variation margin.” Exchange traded options are valued at the last sale price or, if no sales are reported, the last bid price for purchased options and the last ask price for written options. Options traded over-the-counter are valued using prices supplied by dealers. Futures and written option contracts outstanding at period end, if any, are listed after the fund’s portfolio.

D) Federal taxes It is the policy of the fund to distribute all of its income within the prescribed time and otherwise comply with the provisions of the Internal Revenue Code of 1986 (the “Code”) applicable to regulated investment companies. It is also the intention of the fund to distribute an amount sufficient to avoid imposition of any excise tax under Section 4982 of the Code, as amended. Therefore, no provision has been made for federal taxes on income, capital gains or unrealized appreciation on securities held nor for excise tax on income and capital gains.

At May 31, 2006, the fund had a capital loss carryover of $2,939,751 available to the extent allowed by the Code to offset future net capital gain, if any.

The amount of the carryover and the expiration dates are:

Loss Carryover	Expiration

$ 60,933	May 31, 2009

2,878,818	May 31, 2013

Pursuant to federal income tax regulations applicable to regulated investment companies, the fund has elected to defer to its fiscal year ending May 31, 2007 $460,459 of losses recognized during the period November 1, 2005 to May 31, 2006.

The aggregate identified cost on a tax basis is $181,950,411, resulting in gross unrealized appreciation and depreciation of $10,734,123 and $1,501,737, respectively, or net unrealized appreciation of $9,232,386.

E) Distributions to shareholders Distributions to shareholders from net investment income are recorded by the fund on the ex-dividend date. Distributions from capital gains, if any, are recorded on the ex-dividend date and paid at least annually. The amount and character of income and gains to be distributed are determined in accordance with income tax regulations, which may differ from generally accepted accounting principles. Dividend sources are estimated at the time of declaration. Actual results may vary. Any non-taxable return of capital cannot be determined until final tax calculations are completed after the end of the fund’s fiscal year. Reclassifications are made to the fund’s capital accounts to reflect income and gains available for distribution (or available capital loss carryovers) under income tax regulations.

Note 2: Management fee, administrative services and other transactions

Putnam Management is paid for management and investment advisory services quarterly based on the “average weekly assets” of the fund. “Average weekly assets” is defined to mean the average of the weekly determinations of the difference between the total assets of the fund (including any

44

assets attributable to leverage for investment purposes) and the total liabilities of the fund (excluding liabilities incurred in connection with leverage for investment purposes). Such fee is based on the lesser of (i) an annual rate of 0.55% of the average weekly assets of the fund or (ii) the following annual rates expressed as a percentage of the fund’s average weekly assets: 0.65% of the first $500 million, 0.55% of the next $500 million and 0.50% of the next $500 million, with additional breakpoints at higher asset levels.

The fund reimburses Putnam Management an allocated amount for the compensation and related expenses of certain officers of the fund and their staff who provide administrative services to the fund. The aggregate amount of all such reimbursements is determined annually by the Trustees.

Custodial functions for the fund’s assets were provided by Putnam Fiduciary Trust Company (“PFTC”), a subsidiary of Putnam, LLC. PFTC received fees for custody services based on the fund’s asset level, the number of its security holdings and transaction volumes. Putnam Investor Services, a division of PFTC, provided investor servicing agent functions to the fund. Putnam Investor Services was paid a monthly fee for investor servicing at an annual rate of 0.05% of the fund’s average net assets. During the period ended November 30, 2006, the fund incurred $90,782 for these services. State Street Bank and Trust Company, will begin providing custodial functions for the fund’s assets in the subsequent period.

The fund has entered into an arrangement with PFTC whereby credits realized as a result of uninvested cash balances are used to reduce a portion of the fund’s expenses. For the six months ended November 30, 2006, the fund’s expenses were reduced by $27,680 under these arrangements.

Each independent Trustee of the fund receives an annual Trustee fee, of which $281, as a quarterly retainer, has been allocated to the fund, and an additional fee for each Trustees meeting attended. Trustees receive additional fees for attendance at certain committee meetings, industry seminars and for certain compliance-related matters. Trustees also are reimbursed for expenses they incur relating to their services as Trustees. George Putnam, III, who is not an independent Trustee, also receives the foregoing fees for his services as Trustee.

The fund has adopted a Trustee Fee Deferral Plan (the “Deferral Plan”) which allows the Trustees to defer the receipt of all or a portion of Trustees fees payable on or after July 1, 1995. The deferred fees remain invested in certain Putnam funds until distribution in accordance with the Deferral Plan.

The fund has adopted an unfunded noncontributory defined benefit pension plan (the “Pension Plan”) covering all Trustees of the fund who have served as a Trustee for at least five years and were first elected prior to 2004. Benefits under the Pension Plan are equal to 50% of the Trustee’s average annual attendance and retainer fees for the three years ended December 31, 2005. The retirement benefit is payable during a Trustee’s lifetime, beginning the year following retirement, for the number of years of service through December 31, 2006. Pension expense for the fund is included in Trustee compensation and expenses in the statement of operations. Accrued pension liability is included in Payable for Trustee compensation and expenses in the statement of assets and liabilities. The Trustees have terminated the Pension Plan with respect to any Trustee first elected after 2003.

Note 3: Purchases and sales of securities

During the six months ended November 30, 2006, cost of purchases and proceeds from sales of investment securities other than short-term investments aggregated $22,107,183 and $18,285,717, respectively. There were no purchases or sales of U.S. government securities.

45

Note 4: Share repurchase program

In October 2005, the Trustees of your fund authorized Putnam Investments to implement a repurchase program on behalf of your fund, which would allow your fund to repurchase up to 5% of its outstanding common shares over the 12 months ending October 6, 2006 (based on shares outstanding as of October 7, 2005). In March 2006, the Trustees approved an increase in this repurchase program to allow the fund to repurchase a total of up to 10% of its outstanding common shares over the same period. In September 2006, the Trustees extended the program on its existing terms through October 6, 2007. Repurchases will only be made when the fund’s shares are trading at less than net asset value and in accordance with procedures approved by the fund’s Trustees.

For the six months ended November 30, 2006, the fund repurchased 115,626 common shares for an aggregate purchase price of $1,432,469, which reflects a weighted-average discount from net asset value per share of 12.9% .

Note 5: Regulatory matters and litigation

In late 2003 and 2004, Putnam Management settled charges brought by the Securities and Exchange Commission (“SEC”) and the Massachusetts Securities Division (“MSD”) in connection with excessive short-term trading by certain former Putnam employees and, in the case of charges brought by the MSD, excessive short-term trading by participants in some Putnam-administered 401(k) plans. Putnam Management agreed to pay $193.5 million in penalties and restitution, of which $153.5 million will be distributed to certain open-end Putnam funds and their shareholders after the SEC and MSD approve a distribution plan being developed by an independent consultant. The allegations of the SEC and MSD and related matters have served as the general basis for certain lawsuits, including purported class action lawsuits filed against Putnam Management and, in a limited number of cases, against some Putnam funds. Putnam Management believes that these lawsuits will have no material adverse effect on the funds or on Putnam Management's ability to provide investment management services. In addition, Putnam Management has agreed to bear any costs incurred by the Putnam funds as a result of these matters.

Putnam Management and Putnam Retail Management are named as defendants in a civil suit in which the plaintiffs allege that the management and distribution fees paid by certain Putnam funds were excessive and seek recovery under the Investment Company Act of 1940. Putnam Management and Putnam Retail Management have contested the plaintiffs’ claims and the matter is currently pending in the U.S. District Court for the District of Massachusetts. Based on currently available information, Putnam Management believes that this action is without merit and that it is unlikely to have a material effect on Putnam Management’s and Putnam Retail Management’s ability to provide services to their clients, including the fund.

Note 6: New accounting pronouncements

In June 2006, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes (the “Interpretation”). The Interpretation prescribes a minimum threshold for financial statement recognition of the benefit of a tax position taken or expected to be taken by a filer in the filer’s tax return. The Interpretation will become effective for fiscal years beginning after December 15, 2006 but will also apply to tax positions reflected in the fund’s financial statements as of that date. No determination has been made whether the adoption of the Interpretation will require the fund to make any adjustments to its net assets or have any other effect on the fund’s financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (the “Standard”). The Standard defines fair value, sets out a framework for measuring fair value and requires additional

46

disclosures about fair value measurements. The Standard applies to fair value measurements already required or permitted by existing standards. The Standard is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Putnam Management is currently evaluating what impact the adoption of the Standard will have on the fund’s financial statements.

47

Shareholder meeting
results (Unaudited)

The annual meeting of shareholders of the fund was held on July 31, 2006.

At the meeting, each of the nominees for Trustees was elected, as follows:

	Votes for	Votes withheld

Jameson A. Baxter	11,381,625	1,022,929

Charles B. Curtis	11,380,282	1,024,272

Myra R. Drucker	11,382,350	1,022,204

Charles E. Haldeman, Jr.	11,382,207	1,022,347

John A. Hill	11,380,451	1,024,103

Paul L. Joskow	11,382,007	1,022,547

Elizabeth T. Kennan	11,381,136	1,023,418

Robert E. Patterson	11,382,147	1,022,407

George Putnam, III	11,382,207	1,022,347

W. Thomas Stephens	11,378,573	1,025,981

Richard B. Worley	11,380,172	1,024,382

All tabulations are rounded to nearest whole number.

A shareholder proposal requesting the Trustees to take the steps necessary to convert the fund into an open-end investment company or otherwise enable shareholders to realize the net asset value of their shares was not voted on at the July 31, 2006 meeting.

48

Fund information

About Putnam Investments

Founded over 65 years ago, Putnam Investments was built around the concept that a balance between risk and reward is the hallmark of a well-rounded financial program. We manage over 100 mutual funds in growth, value, blend, fixed income, and international.

Investment Manager	Officers	Francis J. McNamara, III
Putnam Investment	George Putnam, III	Vice President and
Management, LLC	President	Chief Legal Officer
One Post Office Square
Boston, MA 02109		Charles A. Ruys de Perez
	Charles E. Porter	Vice President and
	Executive Vice President,	Chief Compliance Officer
Marketing Services	Principal Executive Officer,
Putnam Retail Management	Associate Treasurer and	Mark C. Trenchard
One Post Office Square	Compliance Liaison	Vice President and
Boston, MA 02109		BSA Compliance Officer

	Jonathan S. Horwitz	Judith Cohen
	Senior Vice President	Vice President, Clerk and
Custodians	and Treasurer	Assistant Treasurer
Putnam Fiduciary Trust
Company, State Street Bank	Steven D. Krichmar
and Trust Company	Vice President and	Wanda M. McManus
	Principal Financial Officer	Vice President, Senior Associate
Legal Counsel		Treasurer and Assistant Clerk
Ropes & Gray LLP	Janet C. Smith
	Vice President, Principal	Nancy E. Florek
	Accounting Officer and	Vice President, Assistant Clerk,
Trustees	Assistant Treasurer	Assistant Treasurer and
John A. Hill, Chairman		Proxy Manager
Jameson Adkins Baxter,	Susan G. Malloy
Vice Chairman	Vice President and
Charles B. Curtis	Assistant Treasurer
Myra R. Drucker
Charles E. Haldeman, Jr.	Beth S. Mazor
Paul L. Joskow	Vice President
Elizabeth T. Kennan
Kenneth R. Leibler	James P. Pappas
Robert E. Patterson	Vice President
George Putnam, III
W. Thomas Stephens	Richard S. Robie, III
Richard B. Worley	Vice President

Call 1-800-225-1581 weekdays between 9:00 a.m. and 5:00 p.m. Eastern Time, or visit our Web site (www.putnam.com) anytime for up-to-date information about the fund’s NAV.

PUTNAM INVESTMENTS

One Post Office Square
Boston, Massachusetts 02109

www.putnam.com

1-800-225-1581

Founded in 1937, Putnam Investments began with the principle that a balance between risk and reward is the mark of a well-rounded financial program. Today, we manage money with a focus on seeking consistent results over time. This balanced approach continues to underscore everything we do.

PRSRT STD
U.S. POSTAGE PAID
PUTNAM
INVESTMENTS

Forwarding Service Requested

SA705 239929 1/07

PUTNAM TAX EXEMPT INCOME FUND

FORM N-14
PART C

OTHER INFORMATION

Item 15. Indemnification

The information required by this item is incorporated herein by reference to the Registrant's initial Registration Statement on Form N-1A under the Investment Company Act of 1940 (File No. 811-02675).

Item 16. Exhibits

(1) Agreement and Declaration of Trust, as amended November 9, 1992 – Incorporated by reference to Post-Effective Amendment No. 24 to the Registrant's Registration Statement.

(2) By-Laws, as amended through July 21, 2000 – Incorporated by reference to Post-Effective Amendment No. 32 to the Registrant's Registration Statement.

(3) Not applicable.

(4) Agreement and Plan of Reorganization - Constitutes Appendix A to the Prospectus/Proxy Statement included herein.

(5)(a) Portions of Agreement and Declaration of Trust Relating to Shareholders' Rights – Incorporated by reference to Post-Effective Amendment No. 25 to the Registrant's Registration Statement.

(5)(b) Portions of By-Laws Relating to Shareholders' Rights – Incorporated by reference to Post-Effective Amendment No. 26 to the Registrant's Registration Statement.

(6) Management Contract dated July 1, 1999 – Incorporated by reference to Post-Effective Amendment No. 31 to the Registrant's Registration Statement.

(7)(a) Distributor's Contract dated June 10, 2005 – Incorporated by reference to Post-Effective Amendment No. 38 to the Registrant’s Registration Statement.

(7)(b) Form of Dealer Service Agreement – Incorporated by reference to Post-Effective Amendment No. 23 to the Registrant's Registration Statement.

(7)(c) Form of Financial Institution Sales Contract – Incorporated by reference to Post-Effective Amendment No. 23 to the Registrant's Registration Statement.

(8) Trustee Retirement Plan dated October 4, 1996, as amended July 21, 2000 – Incorporated by reference to Post –Effective Amendment No. 36 to the Registrant's Registration Statement.

(9)(a) Amended and Restated Custodian Agreement with Putnam Fiduciary Trust Company dated February 10, 2006 – Incorporated by reference to Post-Effective Amendment No. 38 to the Registrant’s Registration Statement.

(9)(b) Master Custodian Agreement with State Street Bank and Trust Company dated January 1, 2007 –Incorporated by reference to Post-Effective Amendment No. 39 to the Registrant's Registration Statement.

(10)(a) Class A Distribution Plan and Agreement dated January 1, 1993 – Incorporated by reference to Post-Effective Amendment No. 25 to the Registrant's Registration Statement.

(10)(b) Class B Distribution Plan and Agreement dated January 1, 1993 – Incorporated by reference to Post-Effective Amendment No. 25 to the Registrant's Registration Statement.

(10)(c) Class C Distribution Plan and Agreement dated July 16, 1999 – Incorporated by reference to Post-Effective Amendment No. 31 to the Registrant's Registration Statement.

(10)(d) Class M Distribution Plan and Agreement dated February 1, 1995 – Incorporated by reference to Post-Effective Amendment No. 27 to the Registrant's Registration Statement.

(10)(f) Rule 18f-3 Plan dated November 1, 1999, as most recently amended on October 7, 2005. - Incorporated by reference to Post-Effective Amendment No. 37 to the Registrant's Registration Statemment.

(11) Opinion and consent of Ropes & Gray LLP – Incorporated by reference to the Registrant's Registration Statement on Form N-14 (Registration No. 333-1343168), filed with the SEC on May 22, 2007 (the "Registration Statement").

(12)(a) Opinion of Ropes & Gray LLP with respect to tax matters – Filed herewith.

(12)(b) Consent of Ropes & Gray LLP with respect to tax matters – Incorporated by reference to the Registrant's Registration Statement on Form N-14 (Registration No. 333-1343168), filed with the SEC on May 22, 2007.

(13)(a) Amended and Restated Investor Servicing Agreement dated January 1, 2005 with Putnam Fiduciary Trust Company -- Incorporated by reference to Post-Effective Amendment No. 38 to the Registrant's Registration Statement.

(13)(b) Letter of Indemnity dated December 18, 2003 with Putnam Investment Management – Incorporated by reference to Post-Effective Amendment No. 36 to the Registrant's Registration Statement.

(13)(c) Liability Insurance Allocation Agreement – Incorporated by reference to Post-Effective Amendment No. 36 to the Registrant's Registration Statement.

(13)(d) Master Sub-Accounting Services Agreement dated January 1, 2007 between Putnam Investment Management, LLC and State Street Bank and Trust Company – Incorporated by reference to Post-Effective Amendment No. 39 to the Registrant's Registration Statement.

(14) Consent of KPMG LLP, Independent Registered Public Accounting Firm – Incorporated by reference to the Registrant's Registration Statement on Form N-14 (Registration No. 333-1343168), filed with the SEC on May 22, 2007.

(15) Not applicable.

(16) Power of Attorney – Incorporated by reference to the Registrant's Registration Statement on Form N-14 (Registration No. 333-1343168), filed with the SEC on May 22, 2007.

(17) Not applicable.

Item 17. Undertakings

(1) The undersigned Registrant agrees that, prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) under the Securities Act of 1933, as amended, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The undersigned Registrant agrees that every prospectus filed under paragraph (a) above will be filed as a part of an amendment to this registration statement and will not be used until the amendment is effective, and that, in determining any liability under the Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

(3) The Registrant agrees to file an opinion of counsel supporting the tax consequences of the proposed reorganization as an amendment to this registration statement within a reasonable time after receipt of such opinion.

NOTICE

A copy of the Agreement and Declaration of Trust of Putnam Tax Exempt Income Fund is on file with the Secretary of The Commonwealth of Massachusetts and notice is hereby given that this instrument is executed on behalf of the Registrant by an officer of the Registrant as an officer and not individually and the obligations of or arising out of this instrument are not binding upon any of the Trustees, officers or shareholders individually but are binding only upon the assets and property of the Registrant.

SIGNATURES

As required by the Securities Act of 1933, as amended, this Registration Statement has been signed on behalf of the Registrant, in the City of Boston and The Commonwealth of Massachusetts on the 28th day of September, 2007.

PUTNAM TAX EXEMPT INCOME FUND

By:	/s/ Charles E. Porter
Name:	Charles E. Porter
Title:	Executive President, Associate Treasurer and
Principal Executive Officer

As required by the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title
/s JOHN A. HILL*	Chairman of the Board and Trustee
John A. Hill

/S/ JAMESON A. BAXTER*	Vice Chairman of the Board and Trustee
Jameson A. Baxter

/s/ GEORGE PUTNAM, III*	President; Trustee
George Putnam, III

/s/ Charles E. Porter	Executive Vice President; Associate
Charles E. Porter	Treasurer; Principal Executive Officer

/s/ STEVEN D. KRICHMAR*	Vice President and Principal Financial
Steven D. Krichmar	Officer

/s/ JANET C. SMITH*	Vice President, Assistant Treasurer and Principal
Janet C. Smith	Accounting Officer

/s/ CHARLES B. CURTIS*	Trustee
Charles B. Curtis

/s/ ROBERT J. DARRETTA*	Trustee
Robert J. Darretta

/s/ MYRA R. DRUCKER*	Trustee
Myra R. Drucker

/s/ CHARLES E. HALDEMAN, JR. *	Trustee
Charles E. Haldeman, Jr.

/s/ PAUL L. JOSKOW*	Trustee
Paul L. Joskow

/s/ ELIZABETH T. KENNAN*	Trustee
Elizabeth T. Kennan

/s/ KENNETH R. LEIBLER*	Trustee
Kenneth R. Leibler

/s/ ROBERT E. PATTERSON*	Trustee
Robert E. Patterson

/s/ W. THOMAS STEPHENS*	Trustee
W. Thomas Stephens

/s/ RICHARD B. WORLEY*	Trustee
Richard B. Worley

*By: /s/ Charles E. Porter, as Attorney-in Fact
Dated: September 28, 2007

Exhibit Index

Exhibit Number	Exhibit Title

(12)(a)	Opinion of Ropes & Gray LLP with respect to tax matters – Exhibit 1.